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NatWest Group plc 2024 Annual Report and Accounts

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information

NatWest Group is a UK-focused banking organisation, serving over 19 million customers, with business operations reaching across retail, commercial and private banking markets.

Our 2024 reporting suite

Annual Report and Accounts



Succeeding
with customers
NatWest Group
NatWest Group plc 2024 Annual Report and Accounts

Disclosures related to our strategic performance, governance and remuneration, risk and capital management, along with our financial statements and related notes, including the independent auditor's report.

Sustainability Report

Succeeding
with customers
NatWest Group
NatWest Group plc 2024 Sustainability Report



Progress on sustainability-related matters, including our Climate transition plan. Supported by our Sustainability Datasheet, which outlines our key metrics and progress against selected industry-wide standards and our Sustainability Basis of Reporting.

Annual results



2024
Annual results
NatWest Group
NatWest Group plc

Our latest company information, including our financial performance for the year.



Read more and download our reports at natwestgroup.com

Inside this report

Approval of Strategic report

The Strategic report for the year ended 31 December 2024 set out on pages 1 to 66 was approved by the Board of directors on 13 February 2025.

By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary

13 February 2025

Group Chair:
Rick Haythornthwaite

Executive directors:
Paul Thwaite (Group CEO)
Katie Murray (Group CFO)

Non-executive directors:
Frank Dangeard
Roisin Donnelly
Patrick Flynn
Geeta Gopalan
Yasmin Jetha
Stuart Lewis
Mark Seligman
Gill Whitehead
Lena Wilson

Our 2024 performance

Strong performance helping customers succeed

 Disciplined growth

Income

£14,703m

(2023: £14,752m)

Loans to customers (amortised cost)

£400.3bn

(2023: £381.4bn)

Profit before tax

£6,195m

(2023: £6,178m)

Customer deposits

£433.5bn

(2023: £431.4bn)

Profit attributable to shareholders

£4,519m

(2023: £4,394m)

AUMA net flows[1]

£3.2bn

(2023: £1.9bn)

 Bank-wide simplification

Operating expenses

£8,149m

(2023: £7,996m)

Retail Banking customers banking entirely digitally[3]

79%

(2023: 77%)

Operating expenses (excl. litigation and conduct)[2]

£7,854m

(2023: £7,641m)

Commercial & Institutional customers banking digitally first[4]

83%

(2023: 81%)

 Active balance sheet and risk management

Capital generation pre-distributions

243bps

(2023: 111bps)

RWA management[5]

£6.8bn

(2023: n/a)

Common Equity Tier 1 (CET1) ratio

13.6%

(2023: 13.4%)

Liquidity coverage ratio (LCR)

150%

(2023: 144%)

Delivering attractive returns

Return on tangible equity

17.5%

(2023: 17.8%)

Tangible net asset value per share

329p

(2023: 292p)

Dividend per ordinary share

21.5p

(2023: 17.0p)

Buybacks

£2.2bn

(2023: £2.1bn)

Total capital returned to shareholders[6]

£4.0bn

(2023: £3.6bn)

Reduction in share count

7.4%

(2023: 28%)

(1) Assets under management and administration.

(2) Litigation and conduct costs of £295 million (2023 – £355 million).

(3) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony in a rolling 90 days in the reporting period. Inactive customers and customers with no channel usage excluded.

(4) Commercial & Institutional customers with active non-personal accounts that access their account 95% or higher through digital channels (online, mobile, Bankline), for three rolling months in the reporting period.

(5) RWA management savings are achieved through multiple levers including significant risk transfers, credit risk insurance, asset sales and balance sheet optimisation.

(6) Distributions paid and proposed. For full details of our distributions over the last three years refer to page 17.

📄 **Read more in our Financial review on pages 67 to 79.**



Succeeding with customers

Our purpose is to be the bank that turns possibilities into progress. By being a vital and trusted partner to our customers and understanding their hopes and needs, we want to help them make progress to reach their goals. By succeeding with our 19 million customers, we can also help to deliver growth across the local communities we serve and the wider UK economy.



Succeeding with customers



Giving the next generation financial independence.
Supporting young customers to develop good money habits and financial confidence with Rooster Money.

Read more on page 14.





Planning a more secure future.
We're here to provide the banking products our customers need at every stage of their lives.

Read more on pages 20 to 23.

Lending to help make home ownership more manageable.
As one of the UK's largest mortgage providers, we have the knowledge, products and expertise to support UK home buyers: from first-time home buyers to remortgaging.

Read more on page 21.



Helping start-ups to scale.
Our one-to-one coaching, mentoring and networking opportunities provide start-ups with confidence and skills to succeed.

Read more on page 66.

Succeeding with customers



Being a trusted partner for UK businesses.
We're aiming to help businesses of all sizes to scale and succeed.

Read more on page 31.



▲
Supporting the UK's transition to a net-zero future.
We have provided a cumulative total of £93.4 billion of climate and sustainable funding and financing against our target to provide £100 billion between 1 July 2021 and the end of 2025.

Read more on pages 44 to 55.

▲
Being technology and innovation driven to help our customers succeed.
Developing our lending products to match our customers' needs.

Read more on page 15.

Partnering with Team GB in 2024 to inspire our customers.
We look to support the communities we live and work in.

Read more on pages 29 and 37.



Group Chair's statement



'As a bank that serves more than 19 million customers, the combination of our scale and our strong local relationships provides us with the data and insight to better anticipate, understand and respond to customers' changing needs. The strategy that has been set by the Board and is being delivered by Paul and his leadership team reflects the opportunity to deepen those customer relationships and attract new ones.'

It was a privilege to join the Board of NatWest Group at the start of 2024 and assume my role as Chair in April.

The bank that I inherited from my predecessor, Howard Davies, is consistently profitable, more customer-focused, and significantly stronger than the one he took on in 2015. We should not underestimate how much this bank has changed under his chairmanship. On behalf of the Board, I would like to thank Howard for his many years of dedicated service to the bank. Indeed, the strength of NatWest Group today is reflected in our performance at the year end, with an operating profit of £6.2 billion, and an attributable profit of £4.5 billion.

While Howard was faced with fixing the issues of the past, I have taken on the role of Chair with a mandate to help shape NatWest Group's future. Joining the bank in January 2024, my first and critical role in shaping our future was to work with the Board to appoint a permanent CEO. Following a rigorous and competitive search process, the Board agreed that Paul Thwaite was the outstanding candidate for the role.

The banking sector is evolving rapidly and, as a Board, we believe Paul has the skills to succeed in this changing landscape and, importantly, to make the most of the opportunities it presents.

I spent much of 2024 getting to know the business. I firmly believe the strengths we have today are the foundation for our future success: we have a clear business model with our leading customer segments, and importantly, deep-rooted local connections in communities across all nations and regions of the UK.

Throughout 2024, I had the opportunity to travel and meet some of our customers and colleagues in different parts of the country, as well as internationally. I have seen firsthand the energy and enthusiasm that our colleagues have for supporting our customers and the communities we serve.

I have met teams in our Accelerator Hubs helping entrepreneurs to scale, as well as commercial and corporate managers who are lending to help businesses to grow and export, bringing positive impacts to local economies. Our colleagues' knowledge and expertise also support international customers who are looking to set up and establish operations in the UK.

As a bank that serves more than 19 million customers, the combination of our scale and our strong local relationships provides us with the data and insight to better anticipate, understand and respond to customers' changing needs. The strategy that has been set by the Board and is being delivered by Paul and his leadership team reflects the opportunity to deepen those customer relationships and attract new ones.

To fully capitalise on these opportunities, we are becoming a simpler, better integrated and more technology-enabled NatWest Group – with the agility and flexibility to serve our customers how, when and where they want.

At a time when competition is coming from all corners, this focus is paramount. From our incumbent peers, to US investment banks offering competitive products to UK consumers, as well as challenger banks and fintechs, customers have more choice than ever before about who they bank with.

'Our business is strong and has momentum behind it. The expected return of NatWest Group to private ownership in 2025 will signal a new, forward-looking chapter in the bank's story as we shape our future.'

Our ability to keep up with the ever-evolving external landscape depends on us having the right technology available. The Board visited our strategic hubs in Gurugram and Bengaluru in India in spring 2024 and met some of the colleagues who are building the capabilities we need to make sure we can meet the expectations of our customers while increasing our productivity.

To support this change, the Board and management have spent a lot of time thinking not only about our strategy, but also about our culture. For over a decade the bank has been in recovery mode, and if we are to seize the opportunity in front of us, we need to operate as a more dynamic and less bureaucratic business. This includes decentralising accountabilities to liberate the talent of our frontline colleagues and will require intelligent risk taking, with the ambition of driving disciplined growth, and ensuring our customers get the best possible outcomes.

With the input of colleagues across NatWest Group, we have also evolved our purpose to become 'the bank that turns possibilities into progress'. Being a trusted partner who understands our customers' needs and ambitions, and helps them make progress towards their goals is at the heart of our strategy. Our purpose now reflects

Group Chair's statement continued

this positive role we play as a bank for our customers, and in turn, the communities we serve.

Elsewhere, our Group Performance and Remuneration Committee has worked hard in 2024 on our directors' remuneration policy, which – to align to our strategy – is grounded in rewarding performance. The detail of this is set out within the Governance and remuneration section of this report on pages 126 to 162.

Delivering for our shareholders

Our strategy has been delivering consistently for our shareholders. We saw strong share price performance through 2024, with growth of 83.3% over the year. Our tangible net asset value rose consistently during 2024 – supported by strong earnings growth and a significant reduction in share count following two successful directed buybacks and completion of a further on-market buyback programme.

For 2024, we announced £4.0 billion of capital returned to shareholders, including an interim dividend of £500 million and a proposed final dividend of £1.2 billion.

As a result of the regulator changing the Listing rules in the summer, we were able to complete two directed buybacks from the UK Government in a year for the first time: the first in May 2024 of £1.2 billion; and the second in November 2024 of £1 billion. Additionally, in February 2024, we completed the £300 million on-market buyback announced at full year 2023.

We have been pleased with the pace of the sell-down of the government's shareholding in 2024, from around 38% in December 2023 to just 9.99% in December 2024, and welcomed the clarity that the new government gave on its intentions to divest its remaining shares in the bank by 2025/26.

With the progress that was made in 2024, we expect that the government will cease to be a shareholder in 2025. As a Board we would like to thank them for their continued support. The return of the bank to private ownership is in the interest of all of our shareholders and will be a symbolic moment for the bank. The progress towards the bank's return to privatisation in 2024 has also helped us to attract new global investors who share our growth ambitions.

Looking ahead, in the absence of any major geopolitical and economic disruption, the macroeconomic backdrop in which we and our customers operate is expected to be one with lower inflation, a lower bank rate and a renewed national focus on growth.

Our ambitions are aligned with the new government's growth agenda. For this agenda to succeed, it must be delivered in collaboration with the private sector, in particular with banks like NatWest Group that play a vital role in the lives of our customers and the UK economy.

Board appointments

As a Board, we welcomed Geeta Gopalan as an independent non-executive director on 1 July 2024, as part of the continued evolution of the Board's composition. Geeta brings with her substantial financial and banking expertise, combined with a strong track record as a plc non-executive director.

Outside the reporting period, in January 2025, we welcomed Gill Whitehead to the Board. Gill's deep expertise in data science and analytics, emerging customer-focused technologies, global technology regulation and digital transformation are all highly relevant skills as we look to shape the future of NatWest Group.

In July 2024, we announced that Mark Seligman, non-executive director and Senior Independent Director, will retire from the Board on 31 March 2025. I would like to take the opportunity to thank Mark Seligman for his significant contribution to the Board and its committees since his appointment in April 2017. During his tenure, Mark has dedicated significant time to NatWest Group and has been a highly valued director and colleague.

I was pleased we announced in December 2024 that Lena Wilson, independent non-executive director, will assume the role of Senior Independent Director from 1 April 2025. Lena is a highly experienced Board member who has demonstrated strong leadership and is highly regarded by her fellow directors. She will continue to chair the Group Performance and Remuneration Committee.

Finally, Jan Cargill retires from her role as Chief Governance Officer and Company Secretary in February 2025. Jan joined NatWest Group in 1989 as a graduate and was appointed to her current role in 2019.

On behalf of my fellow directors, I would like to extend our thanks to Jan for her long service with the bank. I am personally grateful for her advice and support since joining the Board in 2024 and in my transition into the role of Chair, and wish her the best for her well-deserved retirement.

The Board was pleased to announce the appointment of Gary Moore as the new Group Chief Governance Officer and Company Secretary at the end of 2024. Gary, a qualified solicitor who joined NatWest Group in 2010, has significant experience of board-level governance, as well as legal and regulatory compliance, so is well-placed to support the Board and executive team.

'The return of the bank to private ownership is in the interest of all of our shareholders and will be a symbolic moment for the bank. The progress towards the bank's return to privatisation in 2024 has also helped us to attract new global investors who share our growth ambitions.'

I would like to thank the Board and all of our colleagues for their hard work and the support they have given to our customers in 2024.

Their focus is key to our success, and has been recognised through our bonus pool and Sharing in Success scheme, the latter of which paid out for the first time in 2024. As a result of this scheme, almost 60,000 colleagues received NatWest Group shares in 2024.

Our business is strong and has momentum behind it. The expected return of NatWest Group to private ownership in 2025 will signal a new, forward-looking chapter in the bank's story as we shape our future.

Rick Haythornthwaite
Chair

Group Chief Executive's review



'To deliver on our ambition, we're becoming simpler, more agile, and more technology-driven and we invested over £1.1 billion in 2024 in developing these capabilities to better serve our customers. We want to build on this, using data and insight to anticipate, understand and respond to customers' changing needs faster and more efficiently.'

Overview

NatWest Group delivered a strong financial performance in 2024. Against an uncertain external backdrop, we made good progress on our strategic priorities, grew all three of our customer businesses, and saw an acceleration in the reduction of the UK Government's shareholding.

The progress achieved in 2024 is reflected in our growing ambition for the bank and our future. That ambition is simple: to succeed with customers. Because when they succeed, so do we. As a vital and trusted partner, we are growing with them, improving and scaling the services we offer, and generating real momentum across the bank.

While I am proud of all that we achieved in 2024, our focus is now firmly on the future. Having entered 2025 on a positive trajectory, I'm optimistic about the opportunities ahead of us to build on our performance, grow our business and create further value for our shareholders.

Business performance

When I was permanently appointed as Chief Executive in February 2024, I set out three clear priorities to create value for our shareholders. Firstly, to deliver disciplined growth; secondly, to enable bank-wide simplification; and finally, to focus on active balance sheet and risk management.

As this report describes on pages 10 to 11, we made good progress against each of these, and we now have strong conviction they are the right priorities to help us succeed.

Throughout 2024, NatWest Group delivered a strong performance, with income excluding notable items of £14.6 billion, and a return on tangible equity (RoTE) of 17.5%.

Our operating profit before tax was up on 2023, at £6.2 billion. Importantly, we welcomed around 500,000 new customers to NatWest Group, grew each of our three customer businesses and delivered growth on both sides of the balance sheet – with increases in lending and deposits, as well as assets under management.

For our shareholders, we generated attractive returns and distributed £4.0 billion through a combination of dividends and buybacks, with dividends per share increasing by 26%. We have also confirmed that we intend to increase our ordinary dividend payout ratio from c.40% to c.50% from 2025.

Our performance is grounded in the support and services we provide to our customers and the wider UK economy.

Throughout 2024, we helped over 351,000 mortgage customers to buy or refinance their homes. This included helping over 35,000 first-time buyers to get on the housing ladder. At the same time, we helped more than 400,000 customers to save £100 with us for the first time in 2024. For business customers, we grew our lending by £10 billion and welcomed 91,000 new start-ups to NatWest Group, helping more businesses across Britain get started than any other bank.

We also continued to adapt and innovate, launching services to meet our customers' changing needs and improve the services we offer. These included a new proposition which allows high-growth businesses to secure lending against their intellectual property. Elsewhere, putting customers' needs front of mind, we brought to market a travel credit card with 0% foreign transaction fees, and mortgage offers available in as little as 24 hours. Improvements to internal processes have also enabled us to reduce

our Foreign Exchange client onboarding times by 83% on average.

We also provided £31.5 billion of climate and sustainable funding and financing in 2024; this took our cumulative total to £93.4 billion towards our target to provide £100 billion between 1 July 2021 and the end of 2025.

To complement the organic growth that we have generated in Retail Banking, we were proactive in making a number of acquisitions that build on our existing areas of strength. Our acquisition of the retail assets and liabilities from Sainsbury's Bank will add around one million Retail Banking customer accounts when it is completed. And, in September 2024, we also acquired £2.3 billion of prime residential mortgages from Metro Bank. Both transactions help accelerate growth at attractive returns, in line with our strategic priorities.

Shaping our future

At the time of my appointment, I said that we should not underestimate the strength of our foundations, or the opportunity we have to deepen our customer relationships. The enterprise-wide strategy we've developed as a leadership team, and agreed as a Board, is anchored in these competitive advantages.

Today, we serve over 19 million customers across our three businesses. We are the UK's biggest bank for business, we have a large and highly digitalised Retail Bank, and, in Coutts, we have an award-winning Private Bank and one of the strongest wealth brands in the country. Importantly, each of these delivers an attractive return on equity and has the potential for further disciplined growth.

These are businesses that are deeply connected into our local communities across all nations and regions of the UK.

Group Chief Executive's review continued

Whether it's through our active regional boards, our successful network of Accelerator Hubs, or our international offices supporting UK businesses to trade globally – I've seen time and again the depth of relationships our colleagues have built. This makes them uniquely placed to understand the opportunities and challenges within the cities, towns and communities where our customers live, work, and do business.

The combination of our scale and these deep local connections equips us with the insight and data to better anticipate, understand and respond to customers' changing needs with the right services and expertise. In doing this, we will continue to grow our business and customer base with a focus on returns and improving share in target segments.

In recent years, we have proven our ability to grow our position in attractive segments that provide good returns and present significant opportunities for the future: whether that's building a share in the youth market, making NatWest Group Britain's leading bank for start-ups, or growing our assets under management and administration.

Our strategy also benefits from our clear and focused business model, refined in recent years. Having now completed several structural and strategic changes – for example, optimising the size of NatWest Markets and combining it into our new Corporate & Institutional business segment, and our withdrawal from the Republic of Ireland – we are now able to focus fully on the future and the opportunities that lie ahead.

Succeeding with customers

Our focus today and for the years ahead remains our customers. At a time when customers are facing multiple technological, environmental and social changes, our ambition is to succeed with them and grow as a trusted and vital partner. This means

understanding their aspirations and priorities, as well as the challenges they face, and providing the personalised services and expertise they need to achieve their goals: whether it's buying a home, growing a business, or investing for the future. As such, we evolved our purpose to reflect this role we play for our customers, as the bank that turns possibilities into progress.

To deliver on our ambition, we're becoming simpler, more agile, and more technology-driven, and we invested over £1.1 billion in 2024 in developing these capabilities to better serve our customers. We want to build on this, using data and insight to anticipate, understand and respond to customers' changing needs faster and more efficiently. At the same time, we're using technology to give us the ability to serve our customers how, when and where they want, whilst improving our productivity and efficiency.

As Rick Haythornthwaite has referenced in his Chair's letter, we took the time as a Board in 2024 to reflect on culture, as well as our strategy. Specifically, how we can work together as a more integrated, future-fit bank that is capable of even greater impact.

The most rewarding part of my role is spending time with our customers and colleagues; we have brilliant and committed people across the bank who are dedicated to serving our customers – whether that's in our fraud teams, in our branches, or through our relationship managers and software engineers. However, the way we work together has become overly complicated and fragmented. There remains huge opportunity if we can free ourselves from this unnecessary complexity and use technology more effectively to create a working environment that drives agility, simplicity and speed – all in service of the customer.

The year ahead

As we enter 2025, we are realistic about the challenges and opportunities ahead. However, there are some reasons for optimism. Inflation in the UK has come down from previous highs, with modest economic growth predicted in the year ahead. While consumer and business confidence dipped in the latter part of 2024, we have seen resilience and good levels of activity amongst our customer base. The new government has a clear intent to deliver growth across all nations and regions of the UK and, importantly, has recognised the role that our bank and the wider sector can play.

We can take confidence from our 2024 performance, and it is validation that our strategy is working. However, there is no room for complacency in today's competitive landscape. We are fully focused on delivery as we shape the future of NatWest Group as a vital and trusted partner to our customers and to the UK, and in doing so, create further value for our shareholders.

2025 is also likely to be the year that NatWest Group returns to full private ownership. The acceleration towards privatisation has attracted investment from those that share our growth ambition and will mark a new, forward-looking chapter for the bank.

Finally, I would like to thank our colleagues for all their hard work throughout 2024. Our strong performance is down to them and the support they provide to our customers every day. Because ultimately, if we succeed with customers, we win together, for our colleagues, our communities and our shareholders.

Paul Thwaite
Group Chief Executive Officer

Outlook[1]

The following statements are based on our current expectations for interest rates and economic conditions. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

In 2025 we expect:
– to achieve a return on tangible equity in the range of 15-16%.
– income excluding notable items to be in the range of £15.2-15.7 billion.
– Group operating costs, excluding litigation and conduct costs, to be around £8.1 billion including £0.1 billion of one-time integration costs.
– our loan impairment rate to be below 20 basis points.
– RWAs to be to be in the range of £190-195 billion at the end of 2025, dependent on final CRD IV model outcomes.

In 2027 we expect:
– to achieve a return on tangible equity for the Group of greater than 15%.

Capital
– we continue to target a CET1 ratio in the range of 13-14%.
– we expect to pay ordinary dividends of around 50% of attributable profit from 2025 and will consider buybacks as appropriate.

(1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Delivering our strategy

Our strategic framework

Becoming a vital and trusted partner to our customers is at the heart of our strategy. It unites our ambition and purpose and is delivered by three clear strategic priorities. These enable us to succeed with customers and deliver sustainable shareholder value.

Whether it's buying a home, investing for tomorrow, growing a business, or helping our customers to build a more sustainable future, we can succeed with customers by understanding their world and what matters to them: their priorities, aspirations, and the challenges they face. We want to help them to navigate change and make progress towards their goals with the right services and expertise.

At the same time, we are becoming a simpler, more integrated and technology-driven NatWest Group: able to anticipate, understand and respond to customers' changing needs and expectations faster and more effectively, and with greater impact.

By turning our customers' possibilities into progress we can succeed together.

> Careful consideration by the Board of the alignment of our refocused purpose with our strategy, and the role that culture will play in its implementation, is explained in more detail in our Section 172(1) statement on page 32.

📄 **Read more about how we are succeeding with customers and turning their possibilities into progress at natwestgroup.com.**



Disciplined growth

Ambition
Succeeding with customers

Bank-wide simplification

Purpose
The bank that turns possibilities into progress

Active balance sheet and risk management

Progress against our strategic priorities

Disciplined growth



To attract new customers and deepen relationships

– In 2024, we grew our customer base across all three business segments: around 500,000 new customers in Retail Banking; around 10,000 new customers in Commercial & Institutional; and a 26% increase in NatWest Group referrals in Private Banking.

– Our acquisition of Sainsbury's Bank retail banking assets in May 2025 will add around one million Retail Banking customer accounts on completion, across credit cards, loans, and deposits portfolios. In September 2024, we also acquired £2.3 billion of prime residential mortgages from Metro Bank.

– We provided £93.4 billion in climate and sustainable funding and financing (£31.5 billion in 2024[LA]) towards our £100 billion target between 1 July 2021 and the end of 2025.

– In Private Banking, assets under management and administration grew by £8.1 billion in 2024, up 19.9% compared with 2023.

Bank-wide simplification



To build a future-fit platform, culture and operating systems to enable even greater impact

– Retail Banking maintained high levels of digital engagement, with 79% of customers banking entirely digitally in 2024, compared with 77% in 2023.[1]

– 83% of Commercial & Institutional customers banked digitally first in 2024, compared with 81% in 2023.[2]

– In Private Banking 94.0% of payments were made digitally, a 0.5% increase compared with 2023.

– We enabled eligible customers to receive mortgage offers within 24 hours through our digital channels, while our overall average time from application to offer reduced by 20% in 2024.

– In 2024, Cora, our AI virtual assistant, handled 11.2 million[LA] Retail Banking conversations, almost half of which required no human input. We also introduced Cora+, enhanced with GenAI capabilities.

Active balance sheet and risk management



To leverage our balance sheet and deliver within our existing risk profile

– A focus on capital allocation helped drive optimal risk-adjusted returns, delivering 243 basis points (bps) of capital generation pre-distributions in 2024.

– Management of risk-weighted assets (RWA), through multiple levers, including significant risk transfers, credit risk insurance, asset sales and balance sheet optimisation, resulted in savings of £6.8 billion.

– There was strong risk management throughout our loan book, evidenced by:

  – Our loan impairment rate of 9bps in 2024 being lower than the 19bps average between 2018 – 2023.

  – The proportion of our total loan portfolio at Stage 3 (credit impaired) was 1.45% compared with 1.72% between 2018 – 2023.

– As such, our provision for expected credit loss was £3.4 billion, equating to 0.83% in 2024 compared with 0.93% in 2023.

---

(1) Retail Banking customers with active current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony for three rolling months in the reporting period. Inactive customers and customers with no channel usage excluded.

(2) Commercial & Institutional customers with active non-personal accounts that access their account 95% or higher through digital channels (online, mobile, Bankline), for three rolling months in the reporting period.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

Key performance indicators

Measuring our 2024 performance

Financial measures

Return on tangible equity

17.5%

2024	**17.5%**
2023	17.8%
2022	12.3%



Performance against 2024 guidance given in our 2023 Annual Report and Accounts

✅ Achieve a return on tangible equity of around 12% in 2024.

Our performance

Return on tangible equity was 17.5%, above our guided range, compared with 17.8% in 2023.

Common Equity Tier 1 (CET1) ratio

13.6%

2024	**13.6%**
2023	13.4%
2022	14.2%

✅ Continue to target a CET1 ratio in the range of 13–14%.

Our performance

The CET1 ratio of 13.6% was 20 basis points higher than 2023. The increase principally reflects the attributable profit, c.240 basis points, partially offset by distributions deducted from capital of c.220 basis points.

Income (excluding notable items)

£14,648m

2024	**£14,648m**
2023	£14,339m
2022	£13,061m



✅ Expect total income excluding notable items to be in the range of £13.0 – £13.5 billion 2024.

Our performance

Total income excluding notable items[1] of £14,648 million was £309 million, or 2.2% higher compared with 2023, principally reflecting deposit margin expansion and lending growth.

(1) Notable items of £55 million (2023 – £413 million; 2022 – £95 million).

Operating expenses (excluding litigation and conduct)

£7,854m

2024	**£7,854m**
2023	£7,641m
2022	£7,302m



✅ Expect operating expenses (excl. litigation and conduct) to be broadly stable in 2024 compared with 2023.

Our performance

Other operating expenses of £7,854 million were £213 million (2.8%) higher than 2023, or excluding costs in relation to a retail share offering of £24 million and additional bank levies of £102 million, were 1.1% higher and in line with our guidance.

 **Read more: Our investment case** on page 16 and our **Outlook statement** on page 9.

Alignment to our strategic priorities

 **Disciplined growth**

 **Bank-wide simplification**

 **Active balance sheet and risk management**

 **2024 target achieved**

 **Target on track**

Key performance indicators continued

Climate and sustainable funding and financing[1]

Non-financial measures

Supporting UK businesses through enterprise programmes

Build and strengthen a healthy culture[2]

Net Promoter Score® (NPS)[3]



£93.4bn (LA)

Provided between 1 July 2021 and the end of 2024.

2024	**£31.5bn**
2023	£29.3bn
2022	£24.5bn
2021	£8.1bn



401,478 (LA)

2024	**401,478**
2023	300,771
2022	269,084



83

2024	**83**
2023	83
2022	82

NatWest Retail Banking

2024	**23**
2023	21
2022	22

Business Banking

2024	**-7**
2023	-8
2022	-6

Commercial Mid-Market[4]

2024	**5**
2023	8
2022	15

Performance against 2024 targets given in our 2023 Annual Report and Accounts

⊘ Target to provide £100 billion of climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

Our performance

In 2024 we provided £31.5 billion of climate and sustainable funding and financing against our £100 billion target. This took our cumulative total since July 2021 to £93.4 billion.

✓ Support UK businesses through enterprise programmes with 350,000 interventions to start, run and grow a business.

Our performance

In 2024 we delivered 401,478 customer interventions through our enterprise programmes to start, run and grow a business.

✓ Achieve our culture target of 83 points as measured through the Our View colleague engagement survey.

Our performance

In 2024, we met our Culture target of 83.

✓ On average, we've met or exceeded our targets.[5]

Our performance

Despite inflation, low consumer confidence and mixed business confidence, NatWest Retail Banking's NPS increased from 21 in Q4 2023 to 23 in Q4 2024. Business Banking's NPS improved to -7 in Q4 2024, while Commercial Mid-Market NPS fell to 5 but remains top-ranked in its segment.

▢ Read more: **Climate-related disclosures** on pages 44 to 55.

▢ Read more: **Annual remuneration report** on pages 142 to 148.

▢ Read more: **Our colleagues** on pages 35 to 37 and our **Annual remuneration report** on pages 142 to 148.

▢ Read more: **Customer trust and advocacy** on page 30 and our **Annual remuneration report** on pages 142 to 148.

(1) For the year ended 31 December 2024, the NatWest Group CSFFI criteria published in March 2024 was used to determine eligible assets, activities and companies for inclusion. For the year ended 31 December 2023, our CSFFI criteria published in December 2022 was applied. For the year ended 31 December 2022, our CSFFI criteria published in October 2021 was applied. For the period ended 31 December 2021, the CSFFI criteria published in February 2021 was applied. Climate and sustainable funding and financing, as defined in our CSFFI criteria, represents only a relatively small proportion of our overall funding and financing.

(2) The culture index used to measure culture consists of 10 questions as defined and measured in Our View, our colleague engagement survey. All scores shown are for NatWest Group and exclude Ulster Bank RoI. To enable like-for-like year-on-year comparisons, all scores shown are based on the Willis Towers Watson (WTW) calculation methodology.

(3) NPS® and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.

(4) During 2024, a methodological change was made to the Commercial Mid-Market NPS measurement by changing the turnover definition from £750k+ turnover businesses to £750k-£250m. The only impact this had on historical data was the NatWest 2022 score changing from 16 to 15.

(5) NatWest Group use NPS across the customer franchises, reflecting the contribution of each franchise to NatWest Group income. Where NPS is not available for NatWest Markets, an internal customer touchpoint rating is used to assess NatWest Market's customer performance. We met or exceeded six out of eight customer goals set for 2024.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.



CASE STUDY

Succeeding with customers through the right products

NatWest Rooster Money

our pocket money card and app



The Davies family, with sisters Emilia (11) and Sophie (8), tell us how NatWest Rooster Money is helping them to develop good money habits and build financial confidence.

Through the Rooster Money app, parents Vicki and Steve transfer pocket money into their children's Rooster accounts after the girls have completed their chores. Emilia and Sophie can then choose to either spend their earnings with their Rooster cards or build up their savings to reach their goals.

'We all love Rooster Money' says Vicki. 'As parents, we're able to teach our children all about financial independence and give them control over what they spend, and where they spend it.'

Like all our customers, Emilia and Sophie manage their money differently. 'I like to use my Rooster card to go out and get hot chocolate with my friends,' says Emilia, who enjoys spending her pocket money. Sister Sophie is more future-focused. 'Rooster Money is helping me save to buy the phone that I want.'

Rooster accounts are connected to a parent or guardian's account with flexible parental controls and real-time spending notifications, giving children the independence they want, and parents the reassurance they need.

'I can set spending limits and see in real-time how they're spending their money. It's really helped my children learn about the value of money in a safe, secure environment.'



Top: Branch colleague Gavin Giles supporting Vicki, Emilia and Sophie Davies.

Bottom left: Emilia and Sophie doing their Rooster chores.

Bottom right: Rooster Money app screen.

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information

15

Succeeding with customers through innovations

CASE STUDY

Intellectual property-backed lending

helping to scale growth

At NatWest Group, we understand that high-growth businesses need funding to scale and grow in line with their ambitions.

However, many firms may lack valuable traditional fixed assets to pledge as security for loans. That's why in January 2024, we launched an innovative new lending proposition that enables businesses to unlock the value of their intellectual property (IP).

Open Bionics, a Bristol-based prosthetics manufacturer, is one such company. It secured a six-figure loan from NatWest Group using intellectual property as collateral to invest in expanding its operations in the US.

'We're really excited to use this funding to supercharge growth,' says Samantha Payne, Open Bionics co-founder and CEO. 'For a company like ours, it's been great to be able to leverage our intellectual capital through such an innovative funding solution'.

With loans starting from £250,000, IP-backed lending aims to improve the funding pipeline for high-growth UK businesses who, because of their lack of fixed assets, often find it difficult to secure funding to drive their growth.

For Louis Spencer, Relationship Director at NatWest Group, this new form of lending is an example of how the bank can be a vital partner to businesses such as Open Bionics.

'This financing solution bridges a gap by enabling scale-ups like Open Bionics to use their intangible assets – such as patents, copyright and trademarks – to secure lending and ultimately drive growth.'



Top: NatWest Group Relationship Director Louis Spencer (left) meeting Damian Axford, CTO of Open Bionics (right).

Bottom left: Louis trialling a bionic arm.

Bottom right: the Open Bionics team using a 3D scanner.

Our investment case

Our focus is on creating sustainable long-term value for our shareholders.

1
Leading positions in an attractive UK market

Strong market positions across our three customer businesses reaching all regions of the UK

Retail Banking

Private Banking

Commercial & Institutional

2
Scale player with capacity for growth

>19m
Customers

12.6%
Share of UK mortgages[1]

6.4%
Share of unsecured lending[2]

~20%
Share of UK start ups[3]

3
Clear strategy to drive returns

Three strategic priorities:

Disciplined growth

Bank-wide simplification

Active balance sheet and risk management

4
Creating sustainable shareholder value

Generating capital to reinvest in the business and deliver attractive returns to shareholders

Delivering attractive returns to shareholders

Return on tangible equity of
>15%
in 2027

Ordinary dividend payout ratio
~50%
from 2025

Surplus capital returned via buybacks

CET1 ratio
in the range of
13-14%

---

(1) Stock share of Retail Banking and Private Banking mortgages, calculated as a percentage of balances outstanding of total sterling net secured lending to individuals not seasonally adjusted as per December 2024 BoE data.

(2) Based on unsecured lending including cards, loans, overdrafts and central items calculated as a percentage of balances outstanding of total (excluding the Student Loans Company) sterling net unsecured lending to individuals not seasonally adjusted based on December 2024 BoE data.

(3) 19.4% of those operating for less than two years identified NatWest Group as their main bank. Source: MarketVue Business Banking from Savanta Q4 2024 based on 566 start-ups interviewed in the 12 months up to that date. The survey results have been weighted to reflect the regional distribution and turnover of businesses across Great Britain.

Shareholder value

We have continued to grow tangible net asset value per share through strong profitability and share count reduction. We have increased the ordinary dividend per share and returned surplus capital via buybacks facilitating further UK Government ownership reduction.

329p
Tangible net asset value per share in 2024, up 13% compared with 2023



Tangible net asset value per share (pence)[1]

		Tangible equity (£bn)
2024	329	26.48
2023	292	25.65
2022	264	25.48

95.6%
Total shareholder return[4]
2024

7.4%
reduction in share count
2024

21.5p
Ordinary dividend per share in 2024, up 26% compared with 2023



Ordinary dividend per share (pence)[2]

	Interim dividend	Final dividend		Ordinary dividend (£m)
2024	6.0	15.5	21.5p	1,746
2023	5.5	11.5	17.0p	1,499
2022	3.5	10.0	13.5p	1,329

● Interim dividend   ● Final dividend

UK Government shareholding reduced to
9.99%
as at 31 December 2024

£2.2bn
Total buybacks in 2024, up 9% compared with 2023



Total buybacks (£bn)

	On market buyback	Directed buyback		Ordinary shares outstanding[3](bn)	UK Government ownership[3](%)
2024		2.2		8.3	9.99
2023	0.8	1.3	2.1	8.8	37.97
2022	0.8	1.2	2.0	9.7	45.97

● On market buyback   ● Directed buyback

~£2.6bn
returned to the UK Government in 2024[5]



(1) The number of ordinary shares in issue excludes own shares held.
(2) Paid and proposed.
(3) As at 31 December.
(4) Total shareholder return includes the share price change between 31 December 2023 and 31 December 2024 plus dividends paid during the year, the 2023 final dividend and the 2024 interim dividend, assuming reinvestment at the prevailing share price.
(5) Includes 2023 final dividend per share, 2024 interim ordinary dividend per share and directed buybacks executed in 2024.

Our business model

Our key relationships and resources

Through our key relationships and resources we aim to achieve the following:

Relationships
– A trusted partner to our customers, helping them to succeed.
– Providing our colleagues with the capabilities and future skills they need to fulfil their potential.
– Building powerful partnerships and collaborations across the organisation.
– Strong links into our communities.
– Striving to build a diverse and responsible supply chain, aiming to maintain fairness and transparency with our suppliers.

Resources
– Strong financial performance, with a robust balance sheet and strong capital generation.
– Strong market positions with extensive product and service offering.
– Targeted investment in people, technology and partnerships to create a simple, safe and smart bank, driven by data and digital innovation.
– A highly engaged, customer-focused, diverse workforce with significant expertise and experience.

Our integrated businesses

We earn income from interest charged on lending to our customers and fees from transactions and other services. We also pay interest to customers who place deposits with us.

Retail Banking
Through the NatWest, Royal Bank of Scotland and Ulster Bank NI brands we provide a comprehensive range of banking products and related financial services including current accounts, mortgages, personal unsecured lending and personal deposits.

Private Banking
We serve the banking, lending and wealth management needs of UK-connected high-net-worth individuals and their interests. Our Investment Centre of Excellence delivers investment requirements of customers across NatWest Group.

Commercial & Institutional
Through specialist sector knowledge and capabilities, we deliver comprehensive products and solutions for businesses ranging from start-ups to corporates and large institutions.

Our network of stakeholders

 **Investors**
We have an active programme of engagement with investors and will continue to help support the reduction of the UK Government investment in NatWest Group.

 **Customers**
We know that our success depends on the success of our customers. We want to continue to understand our customers so we can provide the services they want and the expertise they need, now and in the future.

 **Colleagues**
By supporting our colleagues in what they do and by striving to make NatWest Group a great place to work, we provide them with the capabilities they need to succeed with customers.

 **Communities**
As a leading bank in the UK, we believe we can make a real and positive difference to the communities we live and do business in.

 **Regulators**
We understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies and embed this in our business as a priority.

 **Suppliers**
We promote sustainability in our supply chain by collaborating with stakeholders to prioritise supplier selection that emphasises ESG, supporting our ambition to reach net zero by 2050 across our operational value chain.

Our business model continued

Retail Banking
Youth to mass affluent

Private Banking
Affluent to high-net-worth

Commercial & Institutional
Start-ups to large corporates and financial institutions

Multi-channel brands serving over 19 million customers

 NatWest  Royal Bank of Scotland  Ulster Bank

  Coutts

 NatWest Royal Bank of Scotland  RBS International

Strong market positions with extensive product and service offering

16.2%
share of current accounts[1]

12.6%
share of UK mortgages[2]

6.4%
share of unsecured lending[3]

Award-winning
UK private bank

£48.9bn
AUMA

£3.2bn
AUMA net flows

25%
share of deposits[4]

20%
share of lending[5]

~20%
share of UK start ups[6]

Delivering strong returns in 2024

£5.7bn
income

£65.5bn
risk-weighted assets

19.9%
return on equity

£1.0bn
income

£11.0bn
risk-weighted assets

14.2%
return on equity

£8.0bn
income

£104.7bn
risk-weighted assets

17.2%
return on equity

Creating value for our stakeholders

£4.0bn
capital returned to shareholders.[7]

7.8m
financial wellbeing interventions in 2024 to help customers take control of their finances.[8](LA)

401,478
interventions delivered to start, run and grow a business.(LA)

£31.5bn
2024 contribution towards £100 billion climate and sustainable funding and financing target.[9](LA)

58%
of managed assets considered portfolio aligned to a net-zero pathway as at 31 December 2024.[10]

91%
Our View colleague survey inclusion score.

£10.4m
direct community investment.(LA)

£4.2m
raised for a range of causes and 140,172 hours volunteered.

(1) Current account balances outstanding. Full year 2024 share based on November 2024 CACI data.

(2) Stock share of Retail Banking and Private Banking mortgages, calculated as a percentage of balances outstanding of total sterling net secured lending to individuals not seasonally adjusted as per December 2024 BoE data.

(3) Based on unsecured lending including cards, loans, overdrafts and central items calculated as a percentage of balances outstanding of total (excluding the Student Loans Company) sterling net unsecured lending to individuals not seasonally adjusted based on December 2024 BoE data.

(4) Based on customer deposits (£bn) for Commercial & Institutional excluding NatWest Markets and RBSI, calculated as a percentage of M4 liabilities for Private Non-financial Businesses (PNFC's) as per December 2024 BoE data.

(5) Based on gross loans and advances to customers at amortised cost for Commercial & Institutional excluding NatWest Markets and RBSI, calculated as a percentage of monthly amounts outstanding of sterling and all foreign currency loans to SMEs and large businesses as per December 2024 BoE data.

(6) 19.4% of those operating for less than two years identified NatWest Group as their main bank. Source: MarketVue Business Banking from Savanta Q4 2024 based on 566 start ups interviewed in the 12 months up to that date. The survey results have been weighted to reflect the regional distribution and turnover of businesses across Great Britain.

(7) Distributions paid and proposed. For full details of our distributions over the last three years refer to page 17.

(8) Includes additional initiatives in 2024 including digital regular saver and Insights. We have an ambition to help 10 million people, per year, manage their financial wellbeing by 2027. We plan to review our financial wellbeing ambition during 2025 in the context of our strategy. Underlying banking products and features in our financial wellbeing ambition will continue to be offered unless otherwise specified.

(9) Target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

(10) We consider Managed Assets (those assets we invest on our customers' behalf, which represented 83% of AUM as at 31 December 2024) to be in-scope for our interim 2030 portfolio alignment target and our weighted average carbon intensity (WACI) ambition.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information | **20**

Business performance review

Retail Banking



'Our customers are our priority. We will win with our customers through the most simple, engaging, and personalised digital experience in the UK.'

David Lindberg
CEO, Retail Banking

In Retail Banking, we aim to be a trusted financial partner for our 18.1[1] million customers by offering personalised experiences through our competitive products and tailored insights. We aim to support our customers every day and through every important life moment. Whether they're opening their first account, managing their money, or saving for the future.

2024 focus and highlights

In 2024, we had 10.5 million[2][LA] active mobile app users, who logged in to our app an average of 33 times per month, and 70% of our active current account customers chose us as their primary bank. We've been committed to building our customers' financial resilience, delivering exceptional experiences and making more digital capabilities available. In 2024, 7.8 million[LA] customers accessed features and tools to support them in managing their financial wellbeing, including 6.4 million customers who have accessed Insights, the financial wellbeing tool in our mobile Retail Banking app. In July 2024, we launched 'Fast-track your goals', a new Insights feature, which asks customers how they feel about their finances and recommends tailored coaching plans.

We're continuing to support customers to grow their savings. Our customers' total savings balance has increased by £8.4 billion[3]. Customers have also earned more interest from their money this year through higher rates on their fixed term savings accounts, and our fixed rate savings balance has increased by £2.7 billion. Since February 2020, we've helped 2.7 million customers start to save with us and since February 2022, we helped 1.7 million customers save an average of £381 each through Round Ups.

Our support to future generations through our youth accounts such as Rooster, is increasing. Since our acquisition of Rooster Money in 2021, its customer base has grown to 0.5 million card subscribers, with ~70% growth in 2024.

As well as helping customers make the most of their money today, we're also empowering them to plan for tomorrow with our credit score tool, Know Your Credit Score, which has been used by over four million customers in 2024.

In September 2024, we acquired a £2.3 billion UK prime mortgage portfolio from Metro Bank. Additionally, we are set to complete the acquisition of the retail banking assets and liabilities of Sainsbury's Bank in 2025, introducing around one million new customer accounts across portfolios of credit cards, unsecured personal loans and savings. We've continued to grow our credit cards market share to 9.7%[4] in 2024 with 0.5 million new credit card customers, more of them now originating from aggregator channels, where customers can compare and apply for cards from different providers based on their personal preferences and financial circumstances. We broadened our third-party partners, and our cards journey is now live on six aggregator channels, covering more than 90% of the market.

In the mortgage market, as macro-economic conditions improved, we've seen

Total income	Net loans to customers	Operating profit
£5,650m	**£208.4bn**	**£2,431m**
2023: £5,931m	2023: £205.2bn	2023: £2,638m

Customer deposits	Return on equity	Risk-weighted assets
£194.8bn	**19.9%**	**£65.5bn**
2023: £188.0bn	2023: 23.8%	2023: £61.6bn

(1) Retail Banking customers including Premier and Rooster customers and excluding secondary cards.
(2) Number of personal and business customers who used the mobile app in the last 90 days.
(3) This is the increase in savings spot balances from 31 December 2023 to 31 December 2024.
(4) Stock share of Retail Banking and Private Banking credit cards calculated as a percentage of total sterling net credit card lending to individuals (in sterling millions) not seasonally adjusted as per December 2024 Bank of England (BoE) data.

[LA] Metric subject to independent Limited Assurance by EY. Refer to page 64.

Business performance review continued

increased momentum in market activity, especially in the second half of the year. Our stock share of that market has remained stable at 12.6%.[1] Customers find our application process easier in 2024 with the new Non-Advised Digital Additional Mortgage Borrowing Journey. Eligible customers can now self-serve and complete their applications in about ten minutes, compared to two hours in the Advice Channel. We've also improved average speed to offer times by 20% in 2024.

We have maintained our leading share in a growing loans market with our five star loans proposition, as evaluated by both Defaqto and Moneyfacts. In November 2024, we launched Whole of Market lending, enabling customers without a current account to apply for a personal loan and allowing us to further increase our reach.

In 2024, we made significant digital improvements to simplify and transform the customer experience while reducing costs. 79%[2] of our customers are now banking entirely digitally and 93% of customers' needs are being met digitally. Around half of eligible customers self-serve via voice and we've achieved close to full straight-through processing in both cards (97%) and loans (98%). The launch of Cora+, our new GenAI virtual assistant, means it's even easier for customers to get support via the mobile app and online banking. Around half of Cora conversations are now entirely contained and we achieved a Cora CSAT of 66%.[3] And to simplify banking abroad, in May 2024, we launched our new travel account within the mobile app, meaning eligible customers can exchange pounds with euros at any time with no foreign currency transaction fees.

We continued to invest in protecting our customers from fraud and scams. From September 2024, customers can use their voice to authenticate payments in the mobile app alongside facial authentication, making biometrics more accessible and providing better protection. In 2024, 126,000 customers registered for voice authentication, and biometric approval is now used by 67% of our active mobile app users. Also, in 2024, 3.2 million customers visited My Security Profile in the mobile app, which helps customers understand their current level of security and provides information on the latest scam threats.

We continued to proactively contact our customers in vulnerable situations to offer tailored support to help them cope with the rising cost of living. We have seen a 7% reduction in customers who have reached the final persistent debt stage, and we assisted 14% more customers in avoiding or exiting persistent debt through our voluntary Minimum Payment Plus amount.

We collaborated with Hestia to create 'Safe Spaces' for people experiencing domestic abuse in more than 360 of our branches and contributed a further £1 million to The Circle Fund, to help frontline services provide emergency grants to over 4,000 survivors of domestic abuse.

2025 priorities

In 2025, we'll focus on growing our Retail Banking business and delivering personalised experiences that deliver value for customers. We aim to understand what matters most to our customers and design innovative solutions that are aligned to their needs. We will continue to focus and invest on digitalisation to further enhance and simplify the customer and colleague experience.

Succeeding with customers by speeding up mortgage decisions

Mortgage Customer Platform improving our processes



We understand that, for some customers, a mortgage is likely to be their biggest financial commitment, and we want their journey to be as simple and straightforward as possible. That's why in February 2024 we introduced our new Mortgage Customer Platform, an improvement to our processes which brings better customer conversations and swifter mortgage decisions.

Our new platform streamlines the mortgage journey by combining multiple mortgage systems into one from start to finish. It simplifies handovers between different parts of the process – from getting a decision in principle to completing the full application – and improves efficiency by carrying customer data across the full journey. And through intuitive processes, the platform tailors questions to each customer, meaning we only spend time capturing the data we need.

By eliminating repetitive tasks, our colleagues now spend less time inputting data and instead focus on having quality conversations, making it a faster and more personalised experience for our customers.

(1) Stock share of Retail Banking and Private Banking mortgages, calculated as a percentage of monthly amounts outstanding of total sterling net secured lending to individuals (in sterling millions) not seasonally adjusted as per December 2024 BoE data.

(2) Percentage of Retail Banking customers with current accounts that have accessed a digital platform (online or mobile) and not used the branch or telephony for 90 days in the reporting period. Excluding inactive customers and customers with no channel usage.

(3) Customer Satisfaction Score (CSAT) measures customer satisfaction with a business, purchase, or interaction. It's measured by asking the following question at the end of the interaction: 'How satisfied were you with the service you received from Cora today?' and is expressed as % of customers who responded with either very satisfied (5) or satisfied (4).

Business performance review continued

Private Banking



'Through our relationship-led, digitally enabled, proactive client engagement model, we aim to deliver the best possible outcomes for our clients, managing their wealth responsibly, while supporting the wider NatWest Group to deliver on our strategy.'

Emma Crystal
CEO, Private Banking

Total income	Net loans to customers	Operating profit
£969m	**£18.2bn**	**£264m**
2023: £990m	2023: £18.5bn	2023: £291m

Customer deposits	Return on equity	Risk-weighted assets
£42.4bn	**14.2%**	**£11.0bn**
2023: £37.7bn	2023: 14.8%	2023: £11.2bn

(1) Client assets and liabilities refers to customer deposits, net loans to customers and assets under management and administration. c. £1 billion of investment cash is reported in both customer deposits and assets under management and administration.

(2) Net Promoter Score® and Net Promoter System® are service marks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.

With over 300 years of experience in private banking and wealth management, Coutts has established itself as a trusted partner for UK-connected high-net-worth individuals and their business interests. Our comprehensive suite of services and products includes banking, lending and wealth management, all designed to meet the diverse needs of our clients. In addition, we meet the investment needs of our customers across NatWest Group through our Investment Centre of Expertise.

2024 focus and highlights

In 2024, we continued to support our clients through an uncertain external backdrop, adapting to their evolving needs. We manage £109.5 billion in client assets and liabilities, growing balances by over £12 billion in the year.[1] At the end of 2024, we delivered a 14.2% return on equity and registered an 11-point increase in our Net Promoter Score®, underscoring the strength of our client relationships and the value we deliver.[2]

Our savings propositions, supported by the enhancement of our digital journeys, drove year-on-year customer deposit growth of 12.5%. This resulted in a loan:deposit ratio of 43%, providing a key liquidity source for NatWest Group. In 2024, we evolved our lending proposition to help our clients benefit further from offerings across NatWest Group. Our Coutts NatWest Mortgage now includes a buy-to-let and product switch offering which led to a £21 million saving in our RWAs in 2024 by directing to the most capital efficient balance sheet. We also partnered with NatWest Markets to offer an interest rate management hedging solution for commercial clients, leveraging in-house expertise to service their needs and retaining £162 million of loans to customers as a result.

Our investment offering delivered strong growth in 2024 as we supported our clients' investment needs across NatWest Group through our Investment Centre of Expertise. Assets under management and administration increased by £8.1 billion to £48.9 billion in 2024. The increase was driven by assets under management net flows of £2.2 billion which represent 6.9% of opening assets under management and strong market performance of £4.8 billion. Cushon Group reflected £3 billion of assets under administration at the end of 2024, servicing the workplace pension and savings needs of over 639,000 customers, up 13% year on year.

We have delivered several key improvements to our platform in 2024, including the ability to digitally transfer into a Cash ISA, without the need for paper requests, which has contributed to growth in our Cash ISA balances. We continue to be recognised externally for our service, with Coutts awarded the UK's Best for Digital Solutions at the Euromoney Private Banking Awards.

Our ongoing investment in technology helped to drive efficiencies in 2024, while enhancing the client experience. By transitioning our telephony platform to Amazon Web Services, we now provide colleagues with real-time data insights, enabling them to deliver exceptional

Business performance review continued

customer service and strengthened security. Additionally, the implementation of Generative AI-enabled tools to assist with administrative tasks has empowered our advisors to spend more time with clients.

Our ambition for net-zero financed and managed emissions by 2050 is heavily reliant on external dependencies. We continue to engage with our clients to support their transition to a lower carbon economy, providing £415 million of climate and sustainable funding and financing during 2024. For investments, we consider 58% of our managed assets portfolio to be aligned to a net-zero pathway using our net zero assessment in 2024[1], up from 49% in 2023. Detailed climate-related disclosures are published in the NatWest Group plc 2024 Sustainability Report, and are consistent with the FCA's ESG sourcebook requirements for asset managers.

2025 priorities

We will focus on maintaining momentum and pursuing opportunities for growth in 2025, enhancing our product and relationship-led service offering to attract and deepen our engagement with high-net-worth clients, while simultaneously balancing discipline in our deployment of investment. We will look to continue the simplification of our processes through automation and prioritise services that our clients value.

Ensuring we are positioned for long-term growth will remain a priority, while preparing for a shift in client behaviour in a decreasing interest rate environment. By providing a personalised and proactive service, we will aim to drive engagement across our product suite to deliver value for clients and the business. This will continue to be underpinned by responsible and sustainable balance sheet and risk management, alongside diversification of income.

Succeeding with customers through sector knowledge

Specialist support for interactive entertainment



Coutts originally became involved in the UK's interactive entertainment industry by helping clients access government tax support through the Video Games Tax Relief (VGTR) programme. Coutts is now an established commercial banker for the interactive entertainment sector, its gaming studios and its gaming companies. In 2024, for the third year in a row, Coutts collaborated with Games London to sponsor the London Games Festival.

Coutts hosted the festival's opening night at its head office at 440 Strand, inviting clients, festival partners, gamers and key gaming industry stakeholders to celebrate the sector. The event showcased a range of different gaming installations, allowing visitors to experience the industry's latest developments.

As well as collaborating with Games London, Coutts has dedicated relationship managers with specialist interactive entertainment industry knowledge, meaning Coutts can advise entrepreneurs on managing their finances and help them to expand their businesses. And as a private bank, Coutts also supports individual entrepreneurs, e-sports stars, gamers and streamers with their personal wealth management – providing holistic support in an ever-growing sector.

(1)   We consider Managed Assets (those assets we invest on our customers' behalf which represented 83% of AUM as at 31 December 2024) to be in-scope for our interim 2030 portfolio alignment target and our weighted average carbon intensity (WACI) ambition.

Business performance review continued

Commercial & Institutional



'We're working to make it simpler for customers to do business with us digitally, combined with our market leading relationship management network.'

Robert Begbie
CEO, Commercial & Institutional

Total income	Net loans to customers	Operating profit
£7,957m	**£141.9bn**	**£3,585m**
2023: £7,421m	2023: £131.9bn	2023: £3,236m

Customer deposits	Return on equity	Risk-weighted assets
£194.1bn	**17.2%**	**£104.7bn**
2023: £193.4bn	2023: 15.4%	2023: £107.4bn

(1) Source: MarketVue Business Banking from Savanta, year ending Q4 2024, based on businesses with a turnover between £2 million and £25 million in Great Britain. Of those that name NatWest Group brand as their main bank and have a Relationship Manager, 73% rate their Relationship Manager as 'excellent' or 'very good'.

Commercial & Institutional serves over one million customers, from supporting start-ups at launch to partnering with global institutions. As the biggest bank for businesses in the UK, we provide a full-service proposition, connecting our customers with unique expertise, industry insights and the solutions they need across the various sectors, regions and markets they operate in.

2024 focus and highlights

With a leading market share, we maintained our position as the UK bank of choice for UK middle market banking and SMEs, banking 1 in 5 of every small business in the UK. Our leading relationship management proposition highlighted by the quality of our people, visibility, and market presence contributed to the growth of our Commercial Mid-market business throughout 2024. We also maintained high relationship manager satisfaction ratings in mid-markets,[1] and to underline our commitment, we published a report, 'Mid-market corporates: The critical middle', outlining new support we will provide to help address challenges affecting the sector.

For smaller business owners, we enhanced our service and made it simpler for our customers to do business with us. We expanded our Business Banking mobile functionality so customers can view card balances and invoices in their app. We also integrated tax management into the app and launched business insights to provide customers with tailored access to information to support their decision processes. Our digital lending journey now enables customers to self-serve and apply for borrowing up to £100,000 (previously £50,000), with funds reaching their account within 24 hours. We also made it easier for businesses to use Broker Direct, our dedicated service for SME brokers, by

increasing the borrowing limit from £250,000 to £750,000.

In 2024, our investment in digital, data and technology capabilities continued to create a simpler and better banking experience for our customers. Around 83% of our customers primarily used digital channels to interact with us, allowing our frontline teams to provide more focused in-person service. For colleagues, we launched automated fraud and security reviews, allowing more time for relationship managers to work directly with customers. Alongside this, we launched a fundamental technology transformation of Bankline, our main digital channel for mid-market and corporate customers. This aims to create a single point of access for customers to engage with all our products. We also continued to modernise our digital payments platforms under the Tyl and Payit brands. We grew our merchant base by 26% to over 38,000 in 2024, with annual transactions exceeding £11 billion.

For our corporate clients, our multi-specialist Corporates & Institutions proposition was recognised as the 'World's Best FX Prime Brokerage' and the 'UK's Best FX Bank' in the 2024 Euromoney FX Awards. We also strengthened our trade finance position, earning awards for 'Best Bank for Cash Management Technology' and 'Best Cash Management Bank' in the UK in the 2024 Euromoney Cash Management Survey. This followed the

Business performance review continued

launch of a new trade finance platform for simpler, consolidated trade loans, reducing administrative time.

We are committed to supporting our customers' transition to net zero. Since July 2021, we have provided £80 billion of climate and sustainable funding and financing, consolidating our position as the leading provider in this sector. Highlights included facilitating new debt for Zenobē's funding platform, for which, as sole private placement agent, we secured £410 million to support its growth and the roll out of zero-emission buses across the UK. Additionally, we introduced a new discounted finance scheme for Tesco's 1,500 farmers. We were also recognised with the 'ESG Innovation Award – Europe 2024' and 'ESG Financial Adviser of the Year – Europe 2024' at the IJGlobal ESG Awards 2024.

2025 priorities

By prioritising disciplined growth, we will support segments where our customers need us most. We aim to continue to improve our deposits, lending and transaction banking propositions over the coming years to meet the evolving needs of our customers.

Our simplification and technology transformation aims to streamline our operating model and technology architecture, increasing digital services and customer engagement, giving our relationship managers more time to spend with our customers.

We plan to continue building our balance sheet and risk management capabilities, including dynamic allocation of capital aligned to our strategic choices, strong approach to pricing, careful in-life management of resources and broadening of our distribution capabilities.

Succeeding with customers by powering up Bankline

Bankline digital channel meeting our customers' needs


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Bankline is our digital channel that gives our mid-market and corporate customers control of their business finances. At the end of 2024, it served over 71,000 customers and had over 370,000 users, processing on average 27.6 million transactions per month.

But, in an increasingly digital landscape, we believe Bankline has the opportunity to meet even more of our customers' needs. So, in 2024, we began investing in a multi-year project to deliver a faster and better user experience from the platform.

Our investment will give customers access to new functionalities which make banking even easier. We're simplifying the service by moving it to a single cloud-based application, allowing customers to access our comprehensive suite of digital products and services, such as ClearSpend, our corporate card platform, and Agile Markets, our foreign exchange application, through a single digital entry point. New self-service features will allow customers to complete important tasks without having to contact customer support, and by strengthening the platform's security and fraud prevention measures, we'll ensure our customers can continue to bank with confidence.

We've already seen customers using these modernised journeys, especially since expanding the Bankline mobile app to RBS customers in November 2024. We're confident this new technology will increase our ability to deliver meaningful change for our customers, even quicker and at lower risk.

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information

26

Market environment

Adapting to evolving market trends

The environment we operate in is constantly evolving. Understanding the multiple influences on our business and our customers enables us to be prepared for change, respond quickly and create value for the long term.

Economy

2024 saw UK inflation fall close to the Bank of England's target of 2%, significantly lower than growth in average wages. The Bank of England's base rate also fell to 5% in August and 4.75% in November 2024. Customer interest rates also reduced, causing growth in housing market activity and house prices to rise on most measures.

Full-year GDP growth looked likely to beat the modest forecasts made for it at the start of 2024 and unemployment remained relatively low. Sterling ended 2024 higher against most major currencies apart from the US dollar, and the FTSE 100 index ended higher, in common with other equity major indices.

Our response

In 2024, we continued to adapt our services with the aim of meeting the evolving financial needs of our customers. We maintained competitive interest rates on our savings and lending products. Our digital engagement strategy developed further, with a focus on providing insights and tailored information to our customers.

For our mortgage customers, we simplified mortgage journeys to bring quicker decisions, and as signatories to the UK Government's Mortgage Charter, we offered further help and support to those customers facing increases in mortgage payments when remortgaging.

We also worked with business customers to help actively manage payment difficulties, offering them financial guidance and a range of tools during 2024. We made it easier for businesses to borrow up to £100,000 through our digital lending journey, or up to £750,000 through Broker Direct.

Technology, data and digital services

As technology continues to advance at an unprecedented pace, business models and customer behaviours are evolving rapidly. The increasing availability and sophistication of Artificial Intelligence (AI) and machine learning technologies are fundamentally reshaping how our customers, suppliers and colleagues interact, transact, and manage their finances. The digital transformation is evident in the growing adoption of AI-powered financial assistants, blockchain-based payment systems, and personalised banking experiences. The shift towards a more digital-first approach is also reflected in the rise of open banking initiatives, which are fostering innovation, opportunities and competition in the financial services sector.

Our response

In 2024, we began the upgrade of our digital channel for mid-market and corporate customers, Bankline, to aim to make it simpler and more efficient for Commercial & Institutional customers. In addition, a single sign-on solution enables Bankline customers to securely connect to other NatWest Group products and services, including Agile Markets and ClearSpend.

We launched our personal mobile banking app on Apple's Vision Pro, an innovative 3D virtual reality system controlled by a user's eyes, hands, and voice. This enables Retail Banking customers using the virtual reality headset to view balances, make transfers between accounts and manage direct debits through a secure, immersive experience. During 2024, we enabled credit card fraud to be reported in our mobile app and we helped 7.8 million[LA] people with their financial wellbeing.

We also introduced Cora+, an enhancement to our AI virtual assistant, which uses generative AI to deliver responsive answers within the mobile app and e-banking platforms. This advanced solution offers our customers expert support on mortgages, credit cards, loans, and overdrafts in a natural, conversational style. We also deployed generative AI internally to support our workforce. For example, call summarisation technology is now being used by Private Banking colleagues to capture key facts more efficiently during customer conversations to improve engagement and service.

Through investment in our customer data, we increased customer engagement and targeted regulatory outcomes – digitalising and simplifying customer journeys, and making data accessible through open banking. In terms of managing AI and data ethics, we introduced our AI & Data Ethics Code of Conduct to all colleagues. We also set up a specialist team to review all uses of AI through an ethical lens, with the aim of consistently delivering good outcomes for our customers and colleagues.

Cyber threats and digital security

Cyberattacks pose a constant risk to our operations, both directly in relation to our own digital estate and indirectly to our supply chain. Cybercrime continues to evolve and is increasingly influenced by the geopolitical landscape. Attacks may come from individuals or highly organised criminal groups intent on stealing money or sensitive data, or potentially holding organisations to ransom.

An increasingly volatile geopolitical environment could increase the threat to the UK. New trade restrictions, expansion of financial sanctions and regional conflicts, increase the risk of attacks targeting UK based organisations.

The targeting of companies and their third parties through ransomware attacks also remains a prominent threat.

Our response

To provide service continuity for customers and limit disruption, we continued to monitor and assess a diverse and evolving array of threats. We also invested in our security, which continued to expand and improve centralised security controls, helping colleagues remain secure. Progress of key programmes included:

– extending coverage of real-time security monitoring by the Security Operations Centre (SOC), enabling them to react to threats as they happen;

– consolidating security services so that as new solutions are built they use security controls that are embedded from the start;

– automating guardrails, increasing monitoring and improving assurance processes to enable our Security team

[LA] Metric subject to independent Limited Assurance by EY. Refer to page 64.

Market environment continued

to efficiently and effectively identify areas of non-compliance and work with project teams to ensure that a consistent approach to security is deployed.

AI and machine learning are also transforming the cybersecurity landscape. While they create new opportunities, they also present new challenges, lowering the bar to entry for adversaries and improving their capabilities (for example, non-native speakers crafting phishing emails, more convincing deep fakes, more innovative ransomware attacks). The Security team continued to collaborate with NatWest Group's AI Centre of Excellence in 2024 and engaged with suppliers to ensure the safe and secure adoption of these technologies.

In line with the evolution of regulators' thinking, the Third Party Risk Management (TPRM), Security and Operational Resilience teams continued to work together to plan for prolonged disruption that considers business and customer impacts. Additionally, NatWest Group is working on delivering compliance in relation to the EU's Digital Operational Resilience Act (DORA) and the EU AI Act. We are in the process of providing the appropriate mechanisms to ensure that impacted entities have the necessary safeguards in place.

Throughout 2024, NatWest Group continued to work with regulators including the FCA, Bank of England and the PRA to demonstrate NatWest Group's cybersecurity defences.

Digital service stability remains high. In 2024, we had consistently high performance and stability of our most critical systems, which have been available 99.99% of the time. Additionally, over 60,000 colleagues completed annual cybersecurity learning in 2024.

Climate change

Climate-related risks have the potential to affect asset values, operational costs and business models, not only through increasing frequency and severity of extreme weather events and biodiversity loss, but also as the transition to a net-zero economy accelerates.

These risks, transmitted through the economy to NatWest Group, continue to evolve, reflecting increasing regulatory, legislative, political and societal change. Likewise, our response continues to develop.

Our response

NatWest Group has an ambition to be net zero across our financed emissions, assets under management and our operational value chain by 2050. This aligns with the UK's legal commitment to be net zero by 2050. While we continue to support our customers' transition to a net-zero economy, and monitor progress on supplier and fund decarbonisation, our climate ambitions are unlikely to be achieved without timely and appropriate government policy and technology developments, as well as the supplier, customer and societal response required to support the transition.

We continued to implement our Climate transition plan during 2024, which lays out our plans to help our customers on their journey toward net zero, as well as actions we are taking to decarbonise our operational value chain. Key areas of progress since announcing our climate ambition in 2020 include:

– Providing £93.4 billion climate and sustainable funding and financing against our target to provide £100 billion between 1 July 2021 and the end of 2025.

– Achieving our ambition to reduce emissions from our direct own operations by 50%, against a 2019 baseline, with a 51% reduction as at 30 September 2024.

To reflect this progress we have refreshed some of our climate-related ambitions during 2024. This includes enhancing our ambition to reduce Scope 1 and 2 location-based emissions, where we will now aim for a 70% reduction by 2030, against a 2019 baseline. This, while continuing to consume 100% renewable electricity in our direct own global operations.

While the new government has announced various initiatives since the UK general election in July 2024, including the creation of the National Wealth Fund and the decarbonisation of the energy sector, these are yet to be embedded within the policy framework and the UK CCC's credibility assessment. We will continue to engage on, and monitor government policy developments.

In February 2024, we disclosed that we considered the achievement of our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, to be increasingly challenging. We continue to view this ambition as 'increasingly challenging', particularly in light of policy uncertainties. In light of this, we plan to review our climate ambitions and targets during 2025 in the context of the UK CCC's Seventh Carbon Budget, which is expected to be published on 26 February 2025.

Regulation

We operate in a highly regulated market which continues to evolve in scope. Areas of current regulatory focus include delivering good customer outcomes,

in particular, the introduction of the Financial Conduct Authority's (FCA) new requirements for Consumer Duty. The bank is also involved in ongoing work to shape and implement post-financial crisis prudential measures, through the Basel 3.1 Framework, while additionally supporting the regulatory change needed to deliver on the new government's growth agenda.

Our response

We constantly monitor regulatory change and work with our regulators to help shape those developments that materially impact the bank, responding when necessary either bilaterally or in partnership with one of our affiliated industry bodies. We implement new regulatory requirements where applicable and use our frequent engagement meetings with regulators to discuss key regulatory priorities. Focus areas in 2024 were:

– Capital and liquidity management, including the UK's approach to the implementation of Basel 3.1.

– Fraud and financial crime, which included the introduction of the PSR's new reimbursement model for authorised push payment fraud victims.

– Implementing near-term amendments to the UK's ring-fencing rules and continuing to push for wider reforms.

– Supporting the FCA's work to simplify its conduct rules by highlighting, through consultation, areas of duplication and/or complexity, while also aiding the regulator in its plans to modernise the UK redress system and improve the role that the Financial Ombudsman Service plays in customer disputes.

– Implementation of the second and final phase of Consumer Duty requirements.

Our stakeholders

Understanding and supporting our stakeholders is vital to the success of our business. Detailed below are our key stakeholder engagements and how they help us improve outcomes for our customers, communities, and the environment. For further information on how stakeholder considerations influenced the Board's discussions and decision-making, refer to our section 172(1) statement on pages 32 and 33, and our Corporate governance report on pages 99 to 101.

 Investors

We have an active programme of engagement with institutional and private shareholders, alongside fixed-income investors, and will continue to help support the reduction of the UK Government investment in NatWest Group.

– **We delivered a total shareholder return of 95.6% in 2024,** ranking 2nd in the FTSE 100, 3rd in the European Banks index (SX7P), and 1st in the Bloomberg World Banks index. This was supported by both the strong share price performance, with the stock gaining 83.3% in the year, and also distribution of dividends to shareholders.
– **Two directed buybacks of shares held by the UK Government totalling £2.2 billion, took place in May and November 2024,** these reduced the UK Government's stake in NatWest Group to 9.99% at the end of 2024.
– **348 meetings with institutional shareholders and 271 meetings with fixed-income investors were held in 2024,** maintaining open dialogue with our shareholders, while expanding our global reach to attract further investment by overseas institutional investors.
– **Quarterly results presentations took place virtually alongside the release of our financial results;** investors and analysts gained a deeper understanding of our business and were able to ask questions of management.

📄 Refer to the **Investment case** and **shareholder value** on pages 16 and 17.

 Customers

We know that our success depends on the success of our customers. We want to understand their challenges, ambitions, financial objectives and concerns, and help them progress towards their goals by providing the right services at the right time.

– **We helped 7.8 million**(LA) **people to manage their financial wellbeing;** we also provided assisted financial health checks to 321,000 Retail Banking customers in 2024 and 22,000 to Business Banking customers in 2024.
– **The launch of our first GenAI virtual assistant Cora+ in 2024 upgraded our existing digital assistant Cora,** giving customers access to a more intuitive, conversational experience 24/7.
– **Private Banking has increasingly adopted cloud-based technology,** offering colleagues real-time, tailored insights and advanced analytics to enhance client service.
– **Responding to the industry-wide shift towards digital services.** To help our Retail Banking customers who experience a branch closure, we proactively reach out to support them with this transition, whether through articulating alternative methods or providing increased confidence with digital banking. In 2024, we made over 200,000 calls to support Retail Banking customers with information on alternative ways to bank.

📄 For our **Net Promoter Scores** refer to page 30.

 Colleagues

By supporting our colleagues in what they do and by striving to make NatWest Group a great place to work, we provide them with the capabilities they need to succeed with customers.

– **Our colleague listening strategy in 2024 included:** regular colleague opinion surveys; a Colleague Advisory Panel, connected directly with our Board; the Colleague Experience Squad, which provided feedback on colleague products and services; and Engage, our social media platform.
– **We actively engaged our colleagues in change through participation in over 1,000 experiments and in the co-creation of new propositions:** 78% of colleagues believe there is a culture of experimentation at NatWest, an increase of 7 points since September 2023, based on our Colleague Engagement Survey.
– **Our View colleague engagement survey,** enables us to track metrics and key performance indicators, which we can benchmark with sector and high-performing comparisons. Over 50,000 colleagues (82% participant rate) across all countries and levels participated in our September 2024 survey.(1)

📄 Refer to the **Our colleagues** section on pages 35 to 37 and **Responsible business** – diversity, equity and inclusion on page 41.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

(1) NatWest Group Our View results exclude Ulster Bank RoI.



Our stakeholders continued

 Communities

As a leading bank in the UK, we believe we can make a real and positive difference to the communities we live and do business in.

- **Establishing and building relationships,** with direct community investment of £10.4 million(LA) in 2024. Across our fundraising and volunteering programmes, colleagues raised £4.2 million and gave 140,172 volunteering hours. As well as our network of regional managers, our seven Regional Boards are also deeply connected into cities, towns and communities across all nations and regions of the UK.
- **Supporting enterprise and engaging young people:** in 2024, we delivered 401,478 interventions(LA) to help people start, run and grow a business. We engaged over 5,000 young people across 156 youth clubs in England, helping them set future goals and learn good money habits.
- **Empowering financial confidence:** our free Financial Foundations workshops are designed to help participants take control of their money and future. In 2024, our trained bank volunteers delivered workshops totalling 270 hours of support.

 Regulators

We operate in a highly regulated market which continues to evolve. We understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies and embed this in our business as a priority.

- **We engaged constructively with policymakers to feed back the impacts of the initial proposals to implement Basel 3.1,** in the UK, along with other aspects of the prudential framework including model approvals under CRD IV. Together these proposals could impact on the competitiveness of the UK financial services sector and its customers.
- **We maintained strong engagement with the FCA,** in the final stages of Consumer Duty implementation.
- **During 2024, we responded to material consultations,** including the FCA's proposals to safeguard access to cash, a discussion paper on simplifying conduct rules and a joint consultation with the Payment Systems Regulator (PSR) on digital wallets.
- **We played a key role in helping to define and deliver the PSR's new reimbursement model,** for victims of authorised push payment (APP) scams. This mandates the reimbursement of APP scam losses up to £85,000, in almost all cases.

Suppliers

We are committed to creating a diverse and responsible supply chain, being fair and transparent with our suppliers and to reach net zero by 2050 across our operational value chain.

- **We continued to encourage our suppliers to complete an EcoVadis assessment and report emissions via CDP:** 74% of our contracted supplier spend either possess an active EcoVadis scorecard or have submitted a new assessment and are in the process of receiving a new scorecard. Collectively suppliers have improved year on year, averaging 13% higher than the EcoVadis Global Average. NatWest Group scored 68% overall in 2024 (+1% from 2023) ranking in the 89th percentile.
- **In H1 2024, we successfully maintained immediate payment on goods and services for all legal entities:** resulting in an average days-to-pay of 6 days. In H2 2024, this improved to an average of 5 days. Our consistent performance surpasses our commitments as a signatory to the government's Prompt Payment Code.
- **97% of supply chain colleagues completed climate-change training:** this aims to empower them with the skills and confidence to lead effective conversations with suppliers.

For more details on stakeholder engagement refer to the NatWest Group plc 2024 Sustainability Report.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

Our stakeholders continued

Customer trust and advocacy

Listening to our customers

We monitor a framework of independent customer feedback surveys to measure customer satisfaction, advocacy and trust for our key brands and services. These insights are reported at the most senior levels of the bank and play a crucial role in how we address the evolving needs of our customers.

Customer trust

Trust among NatWest customers remained consistent with 2023 (73% vs 72%), as did levels among Royal Bank of Scotland customers (65% vs 63%).

NatWest	Royal Bank of Scotland
Q4 2024	Q4 2024
73%	65%
Q4 2023	Q4 2023
72%	63%
Source: Yonder reputation tracker, GB, Trust among Retail Banking customers, 12-month rolling.	Source: Yonder reputation tracker, GB, Trust among Retail Banking customers, 12-month rolling.

Customer advocacy

We track customer advocacy for our key brands using the Net Promoter Score® (NPS), a commonly used metric in banking and other industries across the world.[1] NatWest Retail NPS increased, but its ranking fell to joint 4th. NatWest Business Banking NPS improved and maintained its ranking. NatWest Commercial Mid-Market NPS fell, but remained the market leader in this segment. Royal Bank NPS continued to increase for Retail and Business Banking and was flat for Commercial Mid-Market.

Overall Net Promoter Score®

NatWest

Retail Banking

Q4 2024	Q4 2023
23	21

Source: Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling.

Business Banking

Q4 2024	Q4 2023
-7	-8

Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover up to £750k, 12-month rolling.

Commercial Mid-Market Banking

Q4 2024	Q4 2023
5	8

Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover between £750k-£250m, 12-month rolling.

Royal Bank of Scotland

Retail Banking

Q4 2024	Q4 2023
21	18

Source: Strategic NPS benchmarking study run through InMoment, Scotland, 12-month rolling.

Business Banking

Q4 2024	Q4 2023
5	-5

Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover up to £750k, 12-month rolling.

Commercial Mid-Market Banking

Q4 2024	Q4 2023
7	7

Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover between £750k-£250m, 12-month rolling.

Retail Banking – key measures

Account opening

Q4 2024	Q4 2023
28	34

Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling.

Mortgages

Q4 2024	Q4 2023
25	23

Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling.

Mobile banking

Q4 2024	Q4 2023
49	47

Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling.

Online banking

Q4 2024	Q4 2023
32	31

Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling.

(1) NPS® and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information

31



CASE STUDY

Succeeding with customers through great service

Providing a One-Bank service

to partner with customers

Kerr McEwan, a personal and business customer with Royal Bank of Scotland and Coutts, tells us why customer service has been a vital part of his banking journey.

A Royal Bank of Scotland personal customer from the age of 15, Kerr later opened a business account with RBS for his commercial landscaping company, M Squared, and was guided to join our Accelerator Programme.

'The support I received through the programme was a gamechanger', reflects Kerr, 'specifically, the coaching and peer-to-peer learning about scaling a business was invaluable.'

From there, M Squared has grown rapidly, featuring in the FT1000 fastest-growing companies in 2019. During that time, the company has been supported with a range of our banking services – from loans, overdraft facilities and asset financing, to specialist advice, such as Mentor, the bank's employment law and HR service.

Continuity of expert service has been key for Kerr. 'The relationship I have with the bank has always been so helpful. They know me inside out and are there to anticipate my growth plans, both business and personal.'

Most recently, Kerr has also become a Coutts customer, receiving personalised wealth management support from the private banking team.

'The partnering I get from the bank has now gone one stage further, with Coutts providing the expertise I need to help plan my family's financial future.'







Top: Kerr McEwan (left) meeting with Coutts Private Banker Julie Cunningham (right).

Bottom left: Relationship Manager Adam Trout (left) and Kerr on site with the M Squared team.

Bottom right: Kerr at home.

Section 172(1) statement

In this statement, we describe how our directors have had regard to the matters set out in section 172(1) (a) to (f) of the Companies Act 2006 (section 172) when performing their duty to promote the success of the company.

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually. For 2024, these remained investors, customers, colleagues, communities, regulators and suppliers. Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all our stakeholders, and that there may be impacted stakeholders outside the six key groups the Board has identified.

Examples of how the Board has engaged with stakeholders can be found in this statement and in the Corporate governance report pages 99 and 101. Our Board and committee terms of reference (available at natwestgroup.com) reinforce the importance of considering the matters set out in section 172 (the s172 factors, as set out opposite). Our template for all Board and committee papers also supports consideration of stakeholders and enables good decision-making. The following illustrative examples provide insights into how principal decisions in two areas were made by the Board during 2024. Principal decisions are those decisions taken by the Board that are material or of strategic importance to the company, or are significant to NatWest Group's key stakeholders.

The s172 factors

(a) likely long-term consequences,

(b) employee interests,

(c) relationships with customers, suppliers and others,

(d) the impact on community and environment,

(e) maintaining a reputation for high standards of business conduct,

(f) acting fairly between members of the company.

The strategy

s172 factors considered: a, b, c, d, e, f

What was the decision-making process?
The Board held three dedicated sessions during 2024 to consider the strategy, as well as reviewing key elements throughout the year at its scheduled meetings. The focus of all these discussions was how the bank could evolve to continue to succeed with customers and other stakeholders to create long-term sustainable value in a rapidly evolving banking sector. Considerations were informed throughout by discussions with internal and external experts, stakeholders and investors.

How did the directors fulfil their duties under section 172? How were stakeholders considered?

At the first strategy session, the Board discussed the external environment, changing customers' needs and behaviours, the current and potential competitive landscape, the importance of the right business mix, and the key role an agile and future-fit technology platform would play in delivery. The important role of organisational culture was also considered. Top and emerging risks were discussed by the Board and risk management leaders immediately prior to the strategy session to ensure the directors were aware of the likely future risk environment.

The directors reviewed options proposed by management and considered external perspectives from experienced business leaders. At the end of the session, directors shared their reflections and agreed the next steps which were considered across the second and third sessions.

An overarching theme throughout the discussions was how our culture would support the successful implementation of the strategy. Consideration was given to how colleagues could be supported in adapting to an evolving environment.

It was agreed that the bank's culture, brand and purpose would all need to align with the strategy, consistently focusing on the customer. In conjunction with the Group Sustainable Banking Committee, the Board reviewed the evolution of the purpose statement at several points during 2024, approving the final proposal in September 2024. The output of engagement with internal and external stakeholders, including via focus groups and in-depth interviews with

samples of colleagues and customers, was closely reviewed. There was consensus between management and directors that our purpose should be rooted in how the bank delivers value for our customers. It was agreed that by focusing the purpose on supporting customers to achieve their goals it would in turn help communities and businesses to grow and create a healthier environment for future generations.

Having agreed the purpose statement, the second strategy session focused on the bank-wide elements of delivering the strategy, including balance sheet management, technology and culture and operating systems. Specifically the Board discussed changes which would be required to support future customer needs in a rapidly evolving digital landscape.

The final dedicated strategy session focused on the importance of supporting our customers to succeed and how each segment would do so. Complementary strategies and ambitions for each segment were discussed in detail, and the variance in customer needs and expectations across NatWest Group was recognised. Management shared prioritisation plans and trade-offs, noting the activities that would no longer be pursued to ensure appropriate capacity to deliver strategic aims, both in the short and the long term. The necessary synergies between the technological, financial and cultural plans were noted. The Board discussed financial planning and budget requirements over a multi-year timescale, and how the strategies of the customer-facing elements of the business would align with the bank-wide approach.

Actions and outcomes

At the Board meeting in December 2024, directors confirmed support for the strategy, centred around the three strategic priorities of disciplined growth, bank-wide simplification, and active balance sheet and risk management. Further consideration was given to the impact on both external and internal stakeholders, including how their interests might be balanced, and a refreshed approach to measuring and reporting on the bank's culture was agreed. The Board formally approved the strategy in February 2025 and will continue to monitor the embedding of the strategy, including purpose, during 2025. It will consider any additional collateral required to support implementation as appropriate, including a refreshed core behaviours framework.

Capital distributions

s172 factors considered: a, e, f

What was the decision-making process?
The Board approved a variety of external capital distributions in 2024. These included full-year and interim dividends (in February and July 2024 respectively) and participating in two directed buybacks of ordinary shares held by HM Treasury (in May and November 2024). In addition,

an on-market buyback of ordinary shares was approved in February 2024. As part of our quarterly results announcements the Board also approved external guidance on capital distributions.

The Board considered the proposed distributions in the context of the agreed budget and capital plans for 2024, including current and future regulatory capital requirements and the available funds for distribution. In line with standard practice, the Group Board Risk Committee reviewed all capital distribution proposals prior to submission to the Board, making appropriate recommendations having considered the views of the second and third lines of defence.

How did the directors fulfil their duties under section 172? How were stakeholders considered?

The decisions in relation to capital distributions aligned with the continued commitment to a c40% payout ratio, as noted in the NatWest Group plc 2023 Annual Report and Accounts. In addition, the decisions were in line with the external guidance provided in February 2024, which was updated in July 2024 and reviewed as part of each quarterly results announcement. The Board was particularly focused on ensuring the proposed distributions would support the long-term success of the company for the benefit of all stakeholders. External expectations of capital distributions were carefully considered by the directors, acknowledging the variability of preference among both equity investors and debt holders. The Board also considered the financial implications the distributions might have and any potential impact on the bank's ability to serve our customers every day.

Actions and outcomes

The final dividend of 11.5 pence per ordinary share was approved by shareholders at the Annual General Meeting in April 2024 and an interim dividend of 6.0 pence per ordinary share was approved by the Board in July 2024.

Two directed buybacks of ordinary shares in the company from HM Treasury were approved and undertaken in 2024. In May 2024 the Board approved participation in a standalone directed buyback of 392,448,233 ordinary shares (worth £1.24 billion). The majority of these ordinary shares were cancelled and 170,000,000 ordinary shares were held in treasury. Holding ordinary shares as treasury shares offers the ability to cancel or re-issue them at a later date, quickly and cost effectively. It also provides additional flexibility in the management of NatWest Group's capital base, including in relation to its employee share plans. In November 2024, following Board approval, 262,605,042 ordinary shares (worth £1 billion) were again purchased via a directed buyback, and all shares were cancelled.

An on-market buyback was also approved by the Board in February 2024, up to a value of £300 million which was completed in July 2024.

The Board also undertook extensive preparations, along with management, for the retail share offering proposed by the UK Government. Although this activity was paused and subsequently ceased following the UK general election and the change in government, consideration was given to stakeholders throughout the process including customers, existing shareholders and colleagues as well as compliance with regulatory expectations.

The Board remained mindful of the changing status of the government's shareholding and capital solvency expectations, reviewing possible options and implications as the situation of both evolved.



NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information

34



CASE STUDY

Succeeding with customers through improved digital journeys

Fast-track your goals

in our mobile banking app

With over 10 million customers now using our mobile app to manage their finances, NatWest Group's Tanvi Gokhale, Head of Strategy for Retail Banking, and Niro Nirmalan, Head of Digital Transformation for Retail Banking, explain how we're empowering customers through its latest digital improvements.

'We know customers want to build good financial habits and boost their confidence with money. That's why Insights, our financial wellbeing function in our mobile banking app, offers customers personalised support to help them better manage their money. We've seen some brilliant engagement with the tool since its launch in 2023, but we're ambitious for Insights to go further. So, after gathering feedback from customers, in July 2024 we launched Fast-track your goals, our new digital experience giving customers personal plans to achieve their goals.

Customers use the tool by answering some quick questions about how they feel about their finances and what matters most to them. The tool then turns their answers into personalised coaching plans broken into bite-sized exercises, making it easier for customers to take actionable steps to improve their financial wellbeing.'

'Coupled with the option of using it during a Financial Heath Check with a bank colleague, it's proving to be a great way to support customers with their goals, from better budgeting to saving for the future.'







Top: NatWest Group Head of Strategy for Retail Banking Tanvi Gokhale (right) and Head of Digital Transformation for Retail Banking Niro Nirmalan (left).

Bottom left: Fast-track your goals being used on the mobile app.

Bottom right: Niro reviewing the app.

Our colleagues

Delivering long-term, sustainable performance means recognising that the skills our people need in the future will be different from those of today. We are passionate about supporting colleagues in what they do and providing them with the capabilities they need to succeed with customers.

Key highlights

– We launched our new performance management framework Beyond in January 2024.
– Since the launch of Beyond, over 95% of colleagues have been upskilled and 156,000 development hours invested.
– Strong Our View Inclusion score of 91% and Wellbeing score of 83%, sitting at +9 and +6 vs the Global Financial Services Norm.
– Over 1,100 graduates, apprentices and interns hired.

Colleague listening

Our results from our September 2024 colleague engagement survey remained steady and we maintained the strong position held in 2023. Across all comparable categories, NatWest Group remains in the top quartile, sitting an average of eight percentage points above the Global Financial Services Norm (GFSN) benchmark. While purposeful leadership has improved, we have work to do in relation to building capability, relating to the longer-term future focused development of colleagues, which has fallen back slightly since 2023, and despite improvements in experimentation; simplification, collaboration, and efficiency remain flat.

Refer to page 28 for more on our colleague listening strategy.

Succeeding with customers

Helping our colleagues[1] build the right skills for the future is pivotal to succeeding with customers. As such, we prioritise upskilling in critical core skills aligned to the Financial Services Skills Commission Industry Framework. In 2024, we onboarded an external skills partner, to enable us to have a single view of our skills supply and demand. This allowed us to begin automating skills identification, harmonising data to deliver dynamic workforce insights, and focus on skills critical to our future transformation.

Cultivating a culture of always learning

A strong learning culture helps colleagues proactively adapt and develop their skills in a fast-changing world. To help build capability in critical skills for a future-ready workforce, we give colleagues two dedicated learning days per year, with

c.485,000 learning hours booked since launch in 2022. 56% of elective learning completions at NatWest Group are now focused on priority skills with 77% of colleagues having completed some form of future skills learning over the past two years. We have also refreshed our NatWest Group Academy to amplify Artificial Intelligence (AI) capability as a key priority, resulting in over five times more elective learning completions focused on AI than 12 months ago. In 2024 we also made significant enhancements to the learner experience with our content partner, Skillsoft. All colleagues had access to an AI-powered development tool to make learning even more interactive with real-time role-playing and feedback.

We continue to offer gigs – small, discrete pieces of work that colleagues can perform alongside their day job and that provide opportunities for cross-skilling, reskilling and upskilling. During 2024, 465 gigs were raised, providing potential opportunities for over 1,800 colleagues to develop different skills through a short-term gig opportunity.

Learning campaigns that empower colleagues

Our Learning At Work campaign, which launched in May 2024, used our Team GB partnership to explore how continuous learning gives us the power to achieve our goals. Of the c.7,305 colleagues who participated, 91% said they were inspired to develop their skills. As a result, NatWest Group has been 'Highly Commended' in the NCFE[2] Impact Awards for Inspiring a Lifelong Learning Culture.

Whether it relates to a current role, or a future career, we are passionate about providing our colleagues with the

capabilities they require to fulfil their potential to thrive. 70% of colleagues agree their learning has helped them develop in their role/career, whilst 80% said NatWest Group provides learning tools and resources which are useful to them.

We work with several external partners including academic institutions such as the University of Edinburgh who have specifically jointly delivered learning on data; software; cybersecurity and climate.

Mobility Hub

The UK Mobility Hub, which provides support to colleagues at risk of redundancy, aims to boost internal mobility across NatWest Group and help colleagues find new roles. In 2024, the hub provided one or more services to 2,262 colleagues. Its core services – job matching, one-on-one career coaching, career guidance, career strategy and skills workshops, and career transition workshops – received a Net Promoter Score®[3] of +81. The hub successfully redeployed 71% of colleagues who used its job matching service into new roles during 2024.

Talent identification and development

In 2024, we launched our new approach to identifying talent by developing a consistent framework to help leaders identify colleagues at all levels with the aspiration, capability and influence to succeed. Our identified talent will build focused development plans from Q2 2025 in three areas of Experience, Exposure and Education. These plans will empower and develop talent to supercharge their growth and impact.

---

(1) Colleagues means all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.
(2) NCFE (originally the Northern Council for Further Education) is an educational charity and leader in vocational and technical learning.
(3) Net Promoter®, NPS®, NPS Prism®, and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc.,and Fred Reichheld.

Our colleagues continued

Supporting our leaders' development

Thrive Leadership, launched in 2022, continued to provide a blended learning offering for existing leaders to deepen their self-awareness and personal impact, with 2,673 leaders enrolled in 2024, taking total enrolments to over 6,000. Our September 2024 colleague engagement survey showed Thrive enrolled leaders received more favourable scores from their direct reports across all categories including purposeful leadership. Alongside Thrive, 12,818 colleagues have completed an element of our Leadership Fundamentals programme, designed to help new and existing leaders grow their core leadership skills.

In 2024, we continued to develop the strategic leadership skills of a targeted group of our most senior leaders in the One Bank Leadership Team (OBLT). Specifically, we collaborated with the Institute for Management Development (IMD) to build capability in prioritisation and capacity creation, as well as continuing the focus on experimentation. The investment in this group of senior leaders provided them with the tools and skills necessary to lead our culture transformation.

Succession planning

We continued to ensure robust succession plans are in place for CEO –1, CEO –2 positions and critical roles. In April 2024, we worked with the Bank Executive Committee (ExCo) to identify roles that have the potential to deliver strategic influence in NatWest Group's business segments. This key activity enables us to proactively support, profile and retain leaders in these jobs and ensure we build a sustainable pipeline of talent.

(1) Through working with third-party organisations, eligibility is based on qualification for Free School Meals (FSM) in secondary education; residence in bottom 30% areas of the Index of Multiple Deprivation (IMD); and other personal disadvantage.

Career development

An ongoing focus on career growth empowers colleagues to build fulfilling careers at NatWest Group and is critical to organisational growth. With career development content, tools and initiatives available to colleagues, NatWest Group benchmarks favourably against the financial services and high-performing norms for career development. In August 2024, we launched enhanced career development support on the NatWest Group Academy. This made it simpler for colleagues to access the most relevant tools and learning to support their personal career growth, with 6,685 colleagues accessing the resources.

Early Careers Programme

We are investing in building future talent capability through our Early Careers Programme. In 2024, we hired over 1,100 graduates, interns and apprentices, including 133 apprentices from a lower income socio-economic background.[1]

– **29th in the UK The Times 100 graduate employers league table (up from 36th in 2023)**

– **15th in the ratemyplacement.co.uk Best 100 Student Employers 2024-2025 Internships overall (up from 22nd in 2023)**

📖 **Read more about our Early Careers Programme at natwestgroup.com and for a full breakdown of our Early Careers Programme profiles, refer to our NatWest Group plc 2024 Sustainability Datasheet.**

We're going Beyond

We launched our new performance management framework Beyond in January 2024. This initiative was designed to foster a culture of high performance while enhancing the overall experience for our colleagues.

Over 3,400 colleagues were involved in the design of Beyond. Since launch over 95% of colleagues have been upskilled with c.156,000 development hours invested through a range of learning methods provided to support both leaders and colleagues.

Introduced in four chapters:

1. **Setting the ambition:** We encouraged the setting of more ambitious and personalised goals to drive performance and engagement. We have more than halved the number of goals the average colleague is working on concurrently (from c.13 to c.6). As a result of learning, 86% of colleagues expressed increased knowledge and 77% expressed increased confidence in setting ambitious goals.
2. **Creating meaningful conversations:** We focused on improving the quality of performance discussions and reducing their administration. Coaching check-ins take place at least four times a year with a focus on regular, timely and quality feedback. Our September 2024

Our View colleague engagement survey score was 85, 22 points higher than the GFSN for check-ins, demonstrating how we are helping colleagues improve their performance conversations.

3. **Unlocking performance and growth:** In July 2024 we introduced People Progress sessions where line managers discuss colleagues' performance and potential, and the best ways to support them, while helping to inform fair pay decisions. 88% of line managers who participated have expressed positive sentiment on the effectiveness of these sessions.
4. **Making fair pay decisions:** We shifted the focus from pay decisions based on ratings to data-driven reward decisions focused on recognising performance. This approach was created after c.2,300 colleagues were involved in 13 experiments across the bank on making pay decisions without performance ratings. We launched this Chapter in October 2024 with innovative simulated training modules that gave managers the chance to practice and feel confident in making pay decisions. Over 95% of managers completed the training with 90% agreeing that they understand what it means to make a fair pay decision.

Our colleagues continued

Supporting colleague wellbeing

Supporting colleagues with their wellbeing

In 2024, we continued to focus the support offered to colleagues, encouraging our colleagues to be proactive and preventative in their view of wellbeing across all our wellbeing pillars and stages of their career. Through our initiative, Live Well Being You, our colleagues were encouraged to bring the best of themselves to work, to thrive and be healthy. Guided by colleague feedback and data we invested heavily in wellbeing support tools across four wellbeing pillars (mind, body, life and money) providing awareness, understanding and knowledge to live healthy lives.

Supporting colleagues' financial wellbeing

Our virtual Financial Wellbeing Zone includes tailored guides and support for all colleagues and their families across a range of financial wellbeing themes. These include budgeting, planning for the future, and accessing expert assistance. The Financial Wellbeing Zone promoted spotlight sessions to colleagues to coincide with Pensions Week in September and Financial Wellbeing Month in November. In 2024, we maintained participation of UK colleagues in our flagship Retirement Savings Plan (RSP) at 89% and have steps in place to increase this to 100%. We also introduced a standalone Sustainable Equity fund and Sharia fund to ensure that the RSP is inclusive for all colleagues.

NatWest Group Benefits Hub

All our employees have access to benefits. In 2024, we won the Employee Benefits Award for 'Best use of benefits to support Diversity, Equity & Inclusion'. Employees can access our wide range of flexible benefits online via the NatWest Group Benefits Hub. There are four key categories to choose from: Pension & Protection; Healthcare; Lifestyle; and Discounts and Offers. Colleagues have access to a personalised account showing available options in their location, helping make informed decisions tailored to their own needs.

Driving engagement for wellbeing support

Our wellbeing strategy relies on engagement across three key levels: i) our Executive Wellbeing Sponsor who advocates and steers strategy; ii) our bank-wide Wellbeing Implementation Committee which cascades and feeds back on our wellbeing strategy across business areas; and iii) our c.1,800 Wellbeing Champions who create an inclusive, supportive and psychologically safe environment to speak and seek support.

To inform our future wellbeing strategy, we continued to build our data sources to deliver timely and relevant wellbeing interventions. This included providing targeted information on key topics, such as highlighting our employee assistance partner which provides bespoke content on resilience, and our digital cognitive behavioural therapy support, Koa Care 360.

We also engaged with our graduate population to promote the support tools available in the workplace and collaborated with The University of Edinburgh on a later-life workplace wellbeing tool. Additionally, we focused on Youth Mental Health Day, delivering webinars on the challenges that young people face and the importance of supporting their emotional wellbeing.

In June 2024, to celebrate our partnership with Team GB, we engaged with colleagues, customers, and communities through a nationwide baton relay and a virtual activity challenge. Across the 10 day event, the baton passed through 10 NatWest Group offices and 45 branches in Scotland, Northern Ireland, England and Wales. It reached c.24,000 colleagues, and 10,000 colleagues took part in our virtual challenge to promote mental and physical wellbeing behaviours.

We celebrated our first anniversary of the launch of our initiative Just Ask A Question (JAAQ) in July 2024. Over 17,000 questions on mental health and wellbeing from colleagues were answered on the JAAQ platform during the year. A JAAQ campaign in over 400 branches also highlighted this free to use mental health resource to our customer base. On World Mental Health Day in October 2024, a series of JAAQ events took place across NatWest Group, including our head office in Gogarburn, where we welcomed four expert speakers and engaged with over 800 colleagues on topics such as burnout, cancer, dependency and neurodivergence, and how these impact mental health.

Menopause, mental health and cancer support continued to play a large and important part of our people strategy in 2024. Working with Macmillan Cancer Support, we launched a new line manager training programme in June 2024 to support colleagues affected by cancer, with 818 colleagues completing the training in 2024. We are proud to be a Menopause Friendly employer. Since its launch in 2022, over 3,000 colleagues/partners have signed up with our menopause support partner, Peppy Health for personal menopause support and over 5,000 mental health learning modules were completed.

In 2024, NatWest Group also maintained Tier 2 accreditation in the CCLA[1] Corporate Mental Health Benchmark and achieved the top tier of the global MindForward Alliance's Thriving At Work Assessment.




📄 **Read more about how we support colleagues with their wellbeing at natwest.com and our NatWest Group plc 2024 Sustainability Datasheet.**

(1) Churches, Charities and Local Authorities (CCLA) is a UK charity fund manager, working with charities, religious organisations and the public sector.

Responsible business

Responsible business – how we operate

In order to succeed with customers, it's important we behave and act in a way that meets their expectations. We aim to follow high standards of business conduct, helping us to stay compliant with legal and regulatory requirements, and meet the behavioural expectations of our customers and stakeholders.

How we do things

To help drive the right behaviours in our organisation, we have four key tools which guide the way we work and behave.

1. Our Code lays out our purpose and the values and behaviours we expect from each other. It underpins all our actions and interactions, within the bank and in our external relationships and defines the principles for making responsible decisions.

2. Our critical people capabilities outline the skills, behaviours and expectations on what is consistently required from us all. They explain how we need to work every day and are aligned to our values and risk culture.

3. Our policies inform how we do things. They support the colleague experience, meet our legal and regulatory obligations and ensure we manage risk in a way that protects our colleagues, customers and enables business continuity.

4. The YES Check gives five simple questions to guide the thinking behind our decisions and actions.

📱 **Read more on how the four key tools guide the way we work together at natwestgroup.com.**

Conflicts of interest

It's important for us to manage conflicts of interest carefully, to ensure decisions are taken to support fair and proper outcomes for the bank and our stakeholders.

The NatWest Group conflicts of interest policy sets out how we identify, prevent or manage actual and potential conflicts of interest that may arise. It also specifies the procedures and measures that we have put in place to prevent or manage such conflicts. It applies to all employees, contractors and agency staff and covers all business segments, functions and legal entities within NatWest Group. We are required to take all appropriate steps to identify, prevent and manage conflicts where:

– the interests of one part of NatWest Group conflict directly with those of another or a customer,

– the interests of our employees conflict with those of our customers,

– the interests of two or more of our customers compete with one another.

Conflicts of interest meetings across first and second lines of defence support compliance with the policy. Techniques to manage conflicts of interest include information barriers across different parts of NatWest Group, separate supervision of employees involved in potentially conflicting business activities, a remuneration policy designed to avoid conflicts, maintaining a conflicts register, and providing internal guidance and training.

Advocacy and political involvement

NatWest Group does not make political donations, nor do we have affiliation to any political party, but we do engage – at national and local level – with the main parties, as we do with any stakeholder. We are members of relevant trade associations and, where appropriate, participate in government consultations and policy discussions to share our industry perspective. In line with good business practice our relationship with government is focused on protecting the operation of our business and the interests of our customers and shareholders. Our employee conduct policy ensures that any colleague involvement in politics is kept entirely separate from their bank role.

📱 **Read more about how we manage political activities at natwestgroup.com.**

Whistleblowing

We want our colleagues, and all those we interact with, to feel confident to raise concerns about wrongdoing or misconduct without fear of retaliation. Speak Up is our formal whistleblowing framework, which enables individuals to report concerns in confidence, and anonymously if preferred, through a secure reporting system operated by an independent third party. This includes all employees and those acting on behalf of or representing NatWest Group such as contractors, subcontractors, suppliers, temporary staff, secondees, consultants, interns and volunteers. This also includes any persons formerly in these roles.

In 2024, 97% of those completing our colleague engagement survey, Our View, agreed that they know how to raise concerns about wrongdoing in their business. 90% of colleagues also agreed it was safe to speak up in their business, and 88% believe that concerns will be handled appropriately.

Reports via Speak Up[1]



2024	434
2023	419
2022	355

In 2024, 434 reports were made through Speak Up compared with 419 in 2023. Of 402 reports investigated in 2024, 44% of all allegations related to behaviour not consistent with Our Code (including discrimination and harassment). We do not tolerate any form of harassment or discrimination and any incident reported that is substantiated could result in disciplinary action. Where reports were substantiated, appropriate action was taken to rectify the situation, following discussion with human resources and the respective business unit.

📱 **Read more on our Whistleblowing pages at natwestgroup.com.**

Compliance

We have a number of systems in place to monitor compliance with Our Code and other policies. Employee performance and remuneration are linked to conduct, behaviour and risk management, with the accountability review process reflecting these in pay outcomes where required. Regular mandatory training on YES Check, Our Code, and conduct policies is provided to all colleagues. Breaches can lead to disciplinary actions, including dismissal and notification to authorities in some instances.

(1) Numbers represent the number of reports to Speak Up which qualified as whistleblowing concerns in line with the NatWest Group Speak Up policy.

Responsible business – how we operate continued

Competing fairly

We are committed to competing fairly across all sectors in which we operate. We take a firm approach to compliance with competition law. This means that all employees worldwide must understand their competition law obligations whatever the nature of their role. Under our competition policy, all colleagues must complete annual competition law training to ensure they understand their obligations. Further specialist advice and training are also provided by our in-house competition lawyers on an ongoing basis.

Detecting and preventing financial crime, including bribery and corruption

We understand that tackling financial crime is of fundamental importance to society. NatWest Group seeks to detect and prevent financial crime and fraud to protect the bank, people, families and businesses, and to support compliance with relevant financial crime legislation and regulation in the jurisdictions in which we operate. NatWest Group strives to avoid breaches in financial crime and fraud legislation. Our Financial Crime Statement outlines our Financial Crime Programme, which covers anti-bribery and corruption, anti-tax evasion, anti-money laundering, counter terrorist financing and proliferation financing, sanctions and fraud.

📖 **Read our Financial Crime Statement at natwestgroup.com.**

Our financial crime framework is built on the following pillars.

– Policies and procedures: these support our business to prevent, detect and address financial crime that may arise as a result of our operations, products, services, customers and suppliers.
– Regular risk assessments: these support the bank to continue to strengthen procedures in line with our inherent risks.

– Independent audit: this continuously assesses the effectiveness of our controls.
– Customers: we seek to know our customers by undertaking risk based due diligence and monitoring.
– Process and technology: we aim to have high-quality detection and prevention systems and controls across the bank to manage the risks presented.
– Culture and colleagues: we aim to have a culture of financial crime detection and prevention among all our colleagues, with deep expertise in all specialist roles. We undertake annual colleague training, and colleague awareness activity so everyone understands the role they play in tackling financial crime. We undertake customer awareness activity to help them protect themselves from financial crime.
– Partnership working: we recognise that we cannot tackle financial crime in isolation. However, we strive to be an industry leader, and we work with partners including industry bodies, law enforcement, regulators and government to tackle financial crime.
– Governance: we have financial crime governance in place to enable the oversight of our financial crime framework.

In 2024, together with seven other UK banks, we delivered a data fusion capability by sharing datasets with the National Crime Agency (NCA) and seconding our colleagues to form a public-private intelligence team to work on the resulting risk identified, for reporting to law enforcement. This is a joint project, governed equally by the banks involved and the NCA, that has advanced high priority organised crime investigations and identified new criminal networks exploiting the UK's financial system. The value of the data fusion capability has been publicly recognised by ministers.

Environmental, social and ethical (ESE) risk management

We recognise that the activities of our customers can have ESE impacts – including polluting activities and the potential for human rights infringements. The ESE risk framework forms part of NatWest Group's overall reputational risk policy and requires enhanced due diligence to be performed for certain customer relationships, transactions, activities and projects. It applies to all legal entities within NatWest Group for the onboarding of non-personal customers (for the purposes of providing lending or loan underwriting services and applies to the management of ESE risk throughout these customers' lifecycles). Business segment executives are responsible for ensuring that the framework is implemented and have accountability for all material customer appetite decisions.

To manage these risks, we have developed risk acceptance criteria (RAC) for eight sectors and one topic which present heightened ESE risk. These define the level of ESE risk the bank is prepared to accept. In 2024, we undertook 330 customer ESE assessments (2023 – 520). The reduction in cases reflects the review cycle. We also undertook 71 trade-related transactions involving defence equipment (2023 – 79).

📖 **Refer to page 277 for more information on our approach to reputational risk. Read more about our ESE RAC at natwestgroup.com.**

Respecting human rights

We understand we have an important role in promoting respect for human rights. Our approach is informed and guided by internationally recognised standards including the United Nations Guiding Principles (UNGPs) on Business and Human Rights. In 2024, we continued to enhance policies and practices covering colleagues, customers, investments and suppliers, but we acknowledge there is more to do,

particularly in light of the publication of regulatory frameworks such as the EU's Corporate Sustainability Due Diligence Directive (CSDDD).

In June 2024, in accordance with the UK Modern Slavery Act, we published our eighth Modern Slavery and Human Trafficking Statement. We also engaged with various stakeholders, including charities, investors and non-governmental organisations (NGOs), which has helped to further our knowledge and understanding of human rights issues. In 2024, we remained in the second top tier for the CCLA Modern Slavery benchmark. While there is room for further improvement, we were recognised for providing evidence of human rights due diligence practices on modern slavery informed by experts and civil society.

In 2024, the focus of our Human Rights Action Group was to make further progress on managing our salient human rights issues. These are issues which have the most potential to occur if action is not taken to prevent or address them. We began work to embed our human rights RAC, which requires enhanced due diligence for sectors with human rights risk not already covered by sector-specific ESE RAC. In 2025, we plan to roll-out specific training for front-line relationship managers.

To maintain our Regional and Global Living Wage status, we began a re-accreditation process. We also introduced our new anti-bullying, harassment and discrimination policy with accompanying support material and training. This is to support our colleagues and comply with new UK legislation which enhances an employer's preventative duty on sexual harassment.

📖 **Read more in the NatWest Group plc 2024 Sustainability Report. Our human rights and modern slavery disclosures can be read at natwestgroup.com.**

Responsible business – meeting our tax responsibilities



At NatWest Group we aim to pay the right amount of tax in the jurisdictions in which we operate and follow the spirit as well as the letter of the law. These principles are central to our approach to tax and are underpinned by our tax strategy.

During 2024, we paid a total of £2.46 billion of tax in the UK (2023 – £1.98 billion). We were ranked as one of the highest taxpayers in terms of UK taxes paid in the PwC 2024 Total Tax Contribution survey of The 100 Group, which referenced our tax payments made in 2023. The 100 Group represents members of the FTSE 100 along with several large private companies in the UK.

In addition to the taxes we pay, we also collect and administer taxes and social security contributions on behalf of governments. During 2024 we collected

a total of £0.9 billion of tax on behalf of the UK Government, primarily in relation to employee income tax and National Insurance contributions (NIC).

The charts below show the different taxes we paid globally and in the UK, as well as the taxes we collected in the UK in 2024.

📄 **Read more about our approach to tax and management of tax risk in Our Tax Strategy and 2023 Tax Transparency Report.**

📄 **Read more about the taxes we paid in the UK and globally during 2024 on our tax webpage at natwestgroup.com.**

£2,463 million of tax was paid by NatWest Group in the UK during 2024

£ million



1,480
468
128
315
72

- ■ Corporate income tax
- ■ Irrecoverable VAT/sales tax
- ■ UK Bank Levy
- ■ Employer payroll taxes
- ■ Business rates/other taxes

£2,704 million of tax was paid by NatWest Group globally during 2024

£ million



1,602
524
131
369
78

- ■ Corporate income tax
- ■ Irrecoverable VAT/sales tax
- ■ Bank levy
- ■ Employer payroll taxes
- ■ Business rates/other taxes

£888 million of tax was collected by NatWest Group in the UK during 2024

£ million



106
782

- ■ Net VAT and other taxes collected
- ■ Employee income tax and NIC

Responsible business – diversity, equity and inclusion

Our business needs to reflect the communities we serve so that we support them to the best of our ability. We want to give everyone who works here, and every customer who comes into contact with us, the opportunity to succeed. Understanding diverse perspectives also enables us to be a better business.

One Bank DE&I Action Committee

The One Bank DE&I Action Committee, led by our Chief Operating Officer and Chief Marketing Officer, drives a focused and impactful approach to DE&I through workstreams focused on recruitment, attraction, leadership and retention. NatWest Group's commitment to inclusivity has been recognised externally throughout 2024 including the 'Diversity Bank Award' at the ACT Diversity and Sustainability Awards in October 2024.

For full details of our 2024 awards, refer to natwestgroup.com.

Recruitment and attraction

To enhance inclusivity in our recruitment processes, we updated our Recruitment YES check, a checklist to keep DE&I and the candidate experience front of mind at every stage of the recruitment process. We also mandated inclusion-focused training for all hiring managers and expanded our Inclusive Interview Ambassadors team to over 600 members. These steps provide diverse perspectives on our interview panels.

In 2024, 62% of senior external hires and 61% of internal senior hires were female, an increase of 14 percentage points in each from 2023.

Leadership and retention

In 2024, we enhanced our sponsorship programme to support career advancement, accelerating under-represented groups into senior roles. We held three peer-learning sessions on sponsorship techniques and extended the programme to 160 sponsors supporting 216 sponsees. While career advancement takes time, 18 sponsees have already progressed through promotions or lateral moves in 2024.

Our Employee-Led Networks

Our eight Employee-Led Networks (ELNs), with c.27,000 members, foster an inclusive environment at NatWest Group. In 2024, we added senior leader sponsors alongside ExCo sponsors to further enhance the support given. In September 2024, we began collaborating with a specialist external provider to ensure our ELNs have the necessary infrastructure and support. Additionally, we provided a coach to each ELN Chair through our in-house coaching faculty.

For more details on our ELNs, refer to natwestgroup.com.

Disability and neurodiversity

In 2024, we conducted ten focus groups with disabled and neurodivergent colleagues to understand their experiences and develop a comprehensive action plan to improve disability inclusion. Membership of our Disability & Neurodiversity Network, Enable increased by 20%, and engagement on their internal social media platform was up by 20%.

1,177 colleagues have accessed the Neuro-Developmental Pathway through our private medical cover since its launch in October 2023, providing assessment, diagnosis and short-term support for Attention Deficit Hyperactivity Disorder (ADHD), Autism Spectrum Disorder (ASD) and Tourette's Syndrome.

Socio-economic diversity

We contributed to Progress Together's Shaping the Economy Report, the largest study of its kind on the link between career progression and socio-economic background in the banking industry. We also co-hosted a partner roundtable on Winning Over Leaders, looking at the role leaders play in driving greater levels of socio-economic diversity at senior levels.

The Regional Board in Wales held a customer event focused on how addressing social mobility can be positive for Welsh businesses. They teamed up with Colin Jackson CBE of Team GB to showcase how considering socio-economic diversity in recruitment can benefit the economy.

LGBT+

As well as celebrating Pride across the UK, NatWest Group ranked number 45 in the 2024 Top 100 Employers in Stonewall's UK Workplace Equality Index, rewarding our commitment to being an LGBT+ inclusive employer. This is up four places from when we were last ranked in 2022.

Our LGBT+ Rainbow Network and Wellbeing team launched monthly trans and non-binary wellbeing support cafés called T-Pot in April 2024. The support centred around online sessions that provided a safe space for colleagues to share experiences and feel supported.

In June 2024, NatWest Group India launched the third TRANSpire cohort to promote employability for LGBT+ candidates. This programme lasted for six months, with seven candidates gaining employment with NatWest Group India.

Gender

NatWest Group was once again named a Times Top 50 employer for Gender Equality in June 2024 and received the highest ranking within the Parental Fog Index in September 2024. We continued to be a signatory of HM Treasury's Women in Finance Charter, and our Group Chief Financial Officer joined the Accountable Executive Taskforce.

In 2024, nine women who enrolled in Our Women in Tech pilot completed a fully funded Code First Girls master's qualification and gained permanent Trainee Engineer Roles within the bank. Our Women in Tech pilot delivered free technology skills training to a total of 53 Ukrainian women who settled in Scotland.

Ethnicity

In 2024, our ethnicity sponsors reinforced our commitment to increasing Black colleague representation. We conducted six focus groups to better understand how we can support Black colleagues to thrive, and additionally developed a workstream to drive enhancements to our approach to advancement, retention, and attraction, based on the feedback.

In April 2024, the Banking on Racial Equality Taskforce announced a fresh set of commitments for the bank, recognising that several of our original commitments from 2020 had been achieved. The renewed commitments focus on areas where we need to make further progress to drive positive change for our customers, colleagues, and communities.

The Multi-Cultural Network ran the reciprocal mentoring programme again in 2024. The programme aims to facilitate the exchange of cultural knowledge and experiences within the c.450 mentor and mentee established relationships, fostering a deeper and more inclusive understanding of individuals with diverse backgrounds and perspectives.

For full details of our refreshed commitments, refer to natwestgroup.com.

Responsible business – diversity, equity and inclusion continued

Our progress and targets

In 2024, 94% of colleagues reported that they believe NatWest Group recognises and respects the value of people's differences and promotes an inclusive environment (+10 vs the Global Financial Services Norm and +6 vs the High Performing Norm).

Our Board composition exceeds the FTSE Women Leaders Review target of a minimum of 40% women's representation on the Board by 2025, with a figure of 45%, as at 31 December 2024. Our Executive management team was made up of 40% women, with the Group Chief Financial Officer, Group Chief Operating Officer, Chief Executive Officer – Private Banking, and Group Director, Strategic Development roles held by women.

We continuously monitor and report against our diversity targets. We have a target for full gender balance in CEO-3 positions and above globally by the end of 2030. Based on the management structures as at 1 January 2024, with performance assessed at the end of the year, we had 43% of females in our top three layers globally.[4] This represents an increase of 14 percentage points since targets were introduced in 2015.

We are committed to pay equality and have made good progress closing pay gaps this year. The mean gender pay gap for NatWest Bank, our largest reporting entity, is 25.5% closing the gap by 2.1 percentage points since last year. The mean gender bonus gap is 20.6%, closing the gap by 5.4 percentage points since last year. If we include recognition vouchers in our calculation, the bonus gap increases to

43.0% closing the gap by 6.7 percentage points since 2023. This means every colleague who received a small recognition award – for example £10 – is included in the calculations, whether or not they received a bonus. We believe the figures excluding recognition vouchers are more accurate reflections of our gender bonus gap.

Introduced in 2018, our ethnicity target is to have 14% of colleagues from ethnic minority groups in CEO-4 and above positions in the UK by the end of 2025. Based on the management structures as at 1 January 2024, with performance assessed at the end of the year, of 84% of colleagues who disclosed their ethnicity, we had an aggregate 13.2% of colleagues from ethnic minority groups in our top four layers in the UK.[4] This represents an increase of 5.2 percentage points since targets were introduced in 2018. Overall, of those who disclose their ethnicity, 21% of all colleagues in the UK identify as being from an ethnic minority group.

In line with our commitment to transparency under the UK Government's Race at Work Charter, we have voluntarily disclosed our aggregated ethnicity pay gap for NatWest Group UK. The mean ethnicity pay gap is 4.9%, closing the gap by 1.3 percentage points since 2023. The mean ethnicity bonus gap excluding recognition vouchers, is 22.3%, this gap has increased by 2.4 percentage points since 2023. We have broken down our ethnicity pay gaps to compare Asian, Black, mixed/multiple, and other ethnic minority colleague's average hourly pay to that of White colleagues for NatWest Group in Great Britain. This highlighted a wider pay gap between Black and White colleagues than

the average ethnicity pay gap. The targets set to increase the number of Black colleagues in UK roles are intended, alongside other initiatives, to address underrepresentation in this area.

In 2021, we introduced our target to have 3% of Black colleagues in CEO-5 and above positions in the UK by the end of 2025. Based on management structures as at 1 January 2024, with performance assessed at the end of the year, we had 2.0% of colleagues who identify as Black in our top five layers in the UK, which is a 0.5 percentage point increase from 2023. Overall, of those who disclose their ethnicity, 3% of all colleagues in the UK identify as being Black.

📖 **For a full breakdown of our colleague data, refer to our 2024 NatWest Group plc Sustainability Datasheet and our Pay Gap Report at natwestgroup.com.**

Companies Act 2006, section 414C (8)(c) disclosure

	Male #	Female #
Directors of the company	6	5
Executive employees	52	34
Directors of subsidiaries	169	66
Permanent employees (active and inactive)	32,000	28,900

There were 335 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries. 14 Directors of subsidiaries have not declared their sex.

UK Corporate Governance Code (the Code) Provision 23: As at 31 December 2024, the gender balance of those in the senior management and their direct reports was 40% female and 60% male. For the purposes of this note, 'the senior management' means our executive management team and the company secretary (as required by the Code).

🔖 **For Board and executive management diversity disclosures (UK Listing Rule 6.6.6 (10)), refer to page 87.**

Evolution of our targets

To ensure that our diversity targets evolve appropriately and are in line with the proposed regulatory requirements and census data, we are introducing new diversity targets from the beginning of 2025 to be achieved by the end of 2030. They remain focused on female representation, ethnic minority groups, and Black colleagues and are as follows:

– 50% female representation[1] globally in our senior leadership population;[3]
– 45% female representation[1] globally in our management population;[3]
– 19% of UK colleagues from ethnic minority groups in our senior leadership population and our management population;[3]
– 5% of UK Black[2] colleagues in our senior leadership population and our management population.[3]

After updating our internal demographic data categories and running a data sharing campaign in 2025, we will explore targets for other demographics if they are found to be underrepresented.

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(1) For these targets we use male and female data captured in our systems. We recognise that not all colleagues identify this way, and we are updating our systems to reflect and honour the spectrum of how colleagues identify.

(2) From 2025, we will also include Black mixed ethnicity categories into our Black diversity target calculations.

(3) The senior leadership population is CEO-2+ and our management population is grades C11+. Global targets subject to local laws and regulations.

(4) NatWest Group's management structures were revised during 2024. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of 2024, with performance assessed at 31 December 2024. Based on the management structures at the end of 2024, we had 41%[RA] of females in our top three layers globally and 12.9%[RA] of colleagues from ethnic minority groups in our top four layers in the UK as at 31 December 2024.

(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 64.

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information | 43



CASE STUDY

Succeeding with customers through specialist finance

Guaranteed export finance bonds

helping companies win business

Through the use of schemes provided by UK Export Finance, NatWest Group provide businesses with access to specialist finance that might not otherwise be possible.

One such company is High Voltage Substation Services Limited (HVSS). Through Trade Finance Director, Andrew Hallworth, we initially supported the business with a multi-million pound bond facility guaranteed by UK Export Finance, which was increased in 2024 and is used for both UK and European projects.

The bond facility has enabled HVSS to issue advanced payment bonds and performance bonds to its overseas client who required these bank guarantees as part of a contract to build an electricity substation for Littleton Solar Farm Project in Worcestershire. 'NatWest have been brilliant,' shares Emmett Carton, Managing Director at HVSS. 'By arranging this bond facility, we've been able to take on bigger projects, increase our turnover and take on more staff – ultimately making us stronger as a business.'

The bond facility is partially guaranteed by UK Export Finance and provides NatWest Group with revenue through monthly issuance fees over the bond's duration.

'It's great to see the real-world outcomes of trade finance facilities supporting our customers,' says Relationship Director, Lewis Williamson. 'Knowing that this facility and the bonds that we have arranged for HVSS are helping the firm to not only win new business, but to support UK energy infrastructure and the transition to net zero, is a powerful demonstration of how we succeed with customers.'



Top: Sina Etminan (left) and Emmett Carton (right) from HVSS.

Bottom left: NatWest Group's Trade & International Director Andrew Hallworth (left) with Emmett Carton, Managing Director at HVSS (right).

Bottom right: the HVSS team at work.

Climate-related disclosures

We have an ambition to be net zero across our financed emissions, assets under management (AUM) and our operational value chain by 2050.[1] This aligns with the UK's legal commitment to be net zero by 2050.

The path to achieving net zero by 2050 is far from clear at this stage but we continue to focus on supporting our customers' transition and our own ambitions to be net zero.

To reflect the achievement of our direct own operational emissions ambition and progress against our Climate transition plan we refreshed a number of our climate-related ambitions during 2024.

We have also announced that we plan to review our climate ambitions and targets during 2025 in the context of the UK CCC's Seventh Carbon budget. Refer to page 45 for further details including key developments since February 2024, when we disclosed that we considered the achievement of our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, to be increasingly challenging.

📄 **Refer to the NatWest Group plc 2024 Sustainability Report for details of our Climate transition plan and actions supporting our ambition to at least halve the climate impact of our financing activity by 2030.**

📄 **Refer to the Directors' remuneration report from page 126 for details of how sustainability considerations are included.**

Reducing our own operational emissions

2024	122,619	-51%
2023	131,558	-47%
2019 baseline	247,718	

51%
reduction achieved since 2019

We have achieved our ambition to reduce our direct own operational emissions[2] by 50% between 2019 and 2025 for Scope 1, location-based Scope 2, and certain Scope 3 categories.

Four out of nine
sectors are aligned to decarbonisation convergence pathways[3]

% of Managed Assets considered portfolio aligned to a net-zero pathway

2024	58%
2023	49%

58%
as at 31 December 2024

We have an ambition to align 70% of Managed Assets to a net-zero pathway by 2030.[4]

Climate and sustainable funding and financing

2024	£31.5bn
2023	£29.3bn
2022	£24.5bn
2021	£8.1bn

£93.4bn (LA)
provided between 1 July 2021 and the end of 2024

We have a target to provide £100 billion in climate and sustainable funding and financing between 1 July 2021 and the end of 2025.[5]

% of homes in our UK mortgage portfolio rated at EPC C or better, where EPCs are available

2024	46.3% (RA)
2023	44.1%
2022	41.6%

46.3% (RA)
as at 31 December 2024

We have an ambition for 50% of our UK residential mortgage portfolio to have an Energy Performance Certificate (EPC) rating of C or better by 2030, where EPCs are available.

Exposure to coal customers globally

£0.6bn (LA)
We have an ambition to complete a global phase-out of coal by 1 January 2030.[6]

---

(1) The scale of our current emissions varies across different activities with approximately 90% related to Scope 3 category 15 financed emissions from our lending and investments. 7% relates to our assets under management and a further 3% to our operational value chain. Refer to page 46 for further details.

(2) NatWest Group defines direct own operational emissions as Scope 1, location-based Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions.

(3) Based on 2023 emissions, reflecting sectors for which convergence pathways have been developed with reference to external scenarios.

(4) We consider Managed Assets (those assets we invest on our customers' behalf, which represented 83% of AUM as at 31 December 2024) to be in-scope for

our interim 2030 portfolio alignment target and our weighted average carbon intensity (WACI) ambition. Refer to page 75 of the NatWest Group plc 2024 Sustainability Report for details of WACI.

(5) Climate and sustainable funding and financing, as defined in the Climate and Sustainable Funding and Financing Inclusion (CSFFI) criteria, as defined in our CSFFI criteria, represents only a relatively small proportion of our overall funding and financing.

(6) Relates to thermal and lignite coal (coal that is typically used as a fuel for steam-electric power) coal production, coal related infrastructure or transport. Data challenges, particularly the lack of granular customer information, create challenges in identifying customers with 'coal related infrastructure' and other

customers with coal-related operations within NatWest Group's large and diversified customer portfolios As such, the scope excludes companies who generate less than 5% of their revenues via coal activity (in line with Net-Zero Banking Alliance (NZBA) guidelines for climate target setting for banks), companies with a turnover of <£50 million and commodity traders. Metallurgical coal Is excluded from scope as it is currently essential to the steel industry. We will continue to review our policies in line with our enterprise-wide risk management framework which considers a range of factors in the external economic, political, and regulatory environment.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 64.

Climate-related disclosures continued

Refreshing our climate ambitions and targets

We have an ambition to be net zero across our financed emissions, assets under management and our operational value chain by 2050, aligned with the UK's legal commitment to be net zero by 2050.

While we continue to support our customers' transition to a net-zero economy, and monitor progress on supplier and fund decarbonisation, our climate ambitions are unlikely to be achieved without timely and appropriate government policy and technology developments, as well as the supplier, customer and societal response required to support the transition.

With regards to our 2030 Scope 3 financed emissions ambitions, while UK Government policies are expected to continue to provide incentives for customer transition and technology development, delays to a range of net-zero related UK Government policies indicate the pace of implementation is slower than required for the net-zero transition as initially outlined in the UK Climate Change Committee's (UK CCC) Sixth Carbon Budget, issued in 2020.

While the new government has announced various initiatives since the UK general election in July 2024, including the creation of the National Wealth Fund and the decarbonisation of the energy sector, these are yet to be embedded within the policy framework and the UK CCC's credibility assessment. We will continue to engage on and monitor Government policy developments.

In February 2024, we disclosed that we considered the achievement of our ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, to be increasingly challenging. We continue to view this ambition as increasingly challenging, particularly in light of policy uncertainties.

In light of this, we plan to review our climate ambitions and targets during 2025 in the context of the UK CCC's Seventh Carbon Budget which is expected to be published on 26 February 2025. We expect the latest proposed UK policy initiatives, will be reflected in this publication.

> Refer to pages 39 to 40 of the NatWest Group plc 2024 Sustainability Report for details of how our external dependencies are factored into our climate transition plan, and our approach to policy engagement and advocacy.

Reflecting our progress and our ambition to be net zero by 2050, we will now aim for a 70% reduction in our Scope 1 and location-based Scope 2 emissions by 2030, against a 2019 baseline

Having successfully met our ambition to reduce our direct own operations emissions (Scope 1, location-based Scope 2 and certain Scope 3 categories)[1] by 50% by 2025, against a 2019 baseline, this ambition has now been retired.

We have also achieved our energy productivity (EP100), electric vehicles (EV100) and renewable energy (RE100) commitments, and have retired our EP100 and EV100 commitments.

To reflect this progress we have refreshed our ambition to reduce Scope 1 and location-based Scope 2 emissions and will now aim for a 70% reduction by 2030, against a 2019 baseline, while continuing to consume 100% renewable electricity in our direct own global operations in line with our RE100 commitment.

> Refer to pages 47 to 50 of the NatWest Group plc 2024 Sustainability Report.

We are now providing additional detail on the definition and scope of the following ambitions

We have clarified the scope of our ambition for a global phase-out of coal by 1 January 2030 to reflect the embedded nature of coal within activities such as transportation, storage, supply chain and value add services, and to ensure due consideration is given to external factors such as energy security. We aim to support our customers to reduce the use of coal, where alternatives are available.

> Refer to page 33 of the NatWest Group plc 2024 Sustainability Report and our Environmental, Social and Ethical (ESE) Risk Acceptance Criteria.

We have clarified our ambition for 50% of our mortgage portfolio to have an EPC rating of C or above by 2030, to specify the scope of the ambition relates to those properties where EPC data is available.

> Refer to page 60 of the NatWest Group plc 2024 Sustainability Report.

The following ambitions are now sufficiently embedded within NatWest Group processes and will no longer be separately tracked as ambitions.

– Our ambition to include targets, each year, for executive remuneration that reflect our latest climate ambitions.[2]
– Our ambition to continue to integrate the financial and non-financial risks arising from climate change into our EWRMF in accordance with our multi-year climate risk maturity approach.

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(1) NatWest Group defines direct own operations as our Scope 1, location-based Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions.
(2) The proposed 2025 NatWest Group performance share plan includes an expected 15% weighting for sustainability metrics (including climate targets), subject to approval by shareholders as part of the new directors' remuneration policy, which is being positioned at the 2025 NatWest Group plc AGM. Refer to the Directors Remuneration Report from page 133 for further details.

Climate-related disclosures continued

NatWest Group total emissions and emissions estimates

During 2024, we continued to focus on activities with the potential to contribute towards our ambition to reduce emissions from our own operations as well as the estimated emissions associated with our funding and financing activities. For our own operational emissions we achieved a 60% reduction against a 2019 baseline in our Scope 1 and location-based Scope 2 emissions and a 44% reduction in Scope 3 operational emissions categories relevant to NatWest Group. The decrease in Scope 3 category 15 estimated financed emissions between 2022 and 2023 reflects efforts to support customer transition, complemented with better availability of customer data. Own operational emissions and estimated absolute financed emissions included in the table have been estimated based on the methodologies outlined in the NatWest Group 2024 Sustainability Basis of Reporting. Data availability and emissions estimate methodologies continue to evolve. As a result, variations in estimated emissions may not always reflect changes in customer activity. Our estimation work has been guided by the availability of methodologies for estimating financed emissions, most notably from the Partnership for Carbon Accounting Financials (PCAF).

We have an ambition to reduce our Scope 1 and location-based Scope 2 emissions by 70% by 2030, against a 2019 baseline, while continuing to consume 100% renewable electricity in our direct own global operations in line with our RE100 commitment.

Refer to pages 47 to 49 of this report and pages 47 to 50 of the NatWest Group plc 2024 Sustainability Report.

Scope 1 emissions are direct emissions from sources owned and controlled by NatWest Group, for example natural gas and fuel consumption.

Scope 2 emissions are indirect emissions from energy which NatWest Group purchases, for example, electricity used for lighting, heating and cooling.

We have a target to reduce our Scope 3 own operational emissions by 50%, against a 2019 baseline, by 2030.

Refer to pages 47 to 49 of this report to pages 47 to 50 of the NatWest Group plc 2024 Sustainability Report.

Scope 3 category 1-14 emissions include both upstream and downstream emissions. Only the categories relevant to NatWest Group are disclosed.

We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, supported by sector-based targets.

Refer to pages 23 to 26 and 41 to 44 of the NatWest Group plc 2024 Sustainability Report.

Scope 3: Category 15 emissions are associated with NatWest Group's lending and investment activities. Our estimation work is guided by the PCAF standard, refer to page 42 for details.

Scope 1 and Scope 2 operational emissions (RA)	2024 MtCO₂e	2023 MtCO₂e	2022 MtCO₂e	2019 MtCO₂e	Primary source of NatWest Group emissions
● Scope 1	0.01	0.01	0.02	0.02	Natural gas and fuel
● Scope 2 (location-based)	0.05	0.05	0.07	0.12	Purchased electricity
Total Scope 1 and Scope 2 (location-based)	**0.06**	**0.06**	**0.09**	**0.14**	
Scope 3 operational emissions categories relevant to NatWest Group[1] (LA)					
🔵 1. Purchased goods and services	0.32	0.32	NF[2]	0.45	Supply chain
🔵 2. Capital goods	0.03	0.05	NF[2]	0.11	
● 3. Fuel and energy-related activities	0.02	0.02	0.03	0.04	
🔵 4. Upstream transportation and distribution	0.01	0.01	NF[2]	0.02	
● 5. Waste[3]	–	–	–	–	
● 6. Business travel[4]	0.03	0.03	0.01	0.05	Employee activities
🔵 7. Commuting and working from home	0.04	0.04	0.05	0.06	
🟡 9. Downstream transportation and distribution	0.03	0.03	0.03	0.11	Customer activities
🔵 11. Use of sold products	0.01	0.01	0.01	0.01	
🟡 12. End-of-life treatment for sold products[3]	–	–	–	–	
🔵 13. Leased assets	0.01	0.01	0.01	0.01	Tenant activities
Total applicable Scope 3 operational emissions categories	**0.48**	**0.51**	**0.13**	**0.86**	
Scope 3 category 15: Estimated financed emissions					
🟡 15. Estimated financed emissions: Lending and investing	NF[5]	15.1	17.5	NF[5]	Financing activities
🟡 15. Estimated financed emissions: AUM	NF[5]	1.1	1.2	NF[5]	
Total Scope 3 category 15: Estimated financed emissions	NF[5]	**16.2**	**18.7**	NF[5]	
Estimated facilitated emissions from bond underwriting and syndicated lending[6]					
🟡 Estimated facilitated emissions	1.3	1.5	NF[6]	NF[6]	Facilitation activities

● Easier to influence   🔵 Partially influencable   🟡 Harder to influence   NF (no figures): where no data is calculated, refer to footnotes.

(1) Categories not relevant to NatWest Group own operational emissions: category 8: upstream leased assets, category 10: processing of sold goods, category 14: franchises.

(2) Scope 3, categories 1, 2 and 4 are marked NF as data is not estimated for year end 2022 to reflect methodology enhancements, the 2022 total of 0.13 is therefore artificially lower. We have revised our 2019 and 2023 emissions using more accurate data and methodology improvements applied for 2024 estimation. Refer to page 49 of the NatWest Group plc 2024 Sustainability Report. Own operations reporting period is 1 October to 30 September annually.

(3) A dash (-) indicates where data is calculated but rounds to 0.00 MtCO₂e.

(4) This includes the well-to-tank and transmission and distribution emissions associated with business travel, which sit outside of the scope of our direct own operations.

(5) Scope 3 category 15: Total estimates of financed emissions are calculated as at 31 December 2023. 2024 is therefore marked NF and this reflects the time it takes to prepare and review estimated emissions, resulting in a twelve month arrears in reporting. For December 2019, financed emissions were estimated for specific sectors as this was the first year of emissions estimation and capabilities were under development. We have continued to develop capabilities for estimating total customer Scope 1 and Scope 2 financed emissions, and these were published from December 2022 onwards, hence 2019 is marked as NF.

(6) Estimated facilitated emissions from bond underwriting and syndicated lending relate to emissions from off balance sheet activities such as underwriting, securitisation and advisory services. In 2024, we applied a 33% weighting factor to emissions estimations in line with the December 2023 PCAF Standard. In 2023, we applied a 100% weighting factor. Estimated facilitated emissions, were calculated for the first time in 2023, therefore no figures (NF) are available for 2022 and 2019. Refer to page 45 to 46 of the NatWest Group plc 2024 Sustainability Report for details of methodologies and limitations.

Totals may not cast due to rounding.

(LA) and (RA) assurance markers in this table relate to 2024 values only.

Climate-related disclosures continued

Emissions and emissions estimates methodologies and limitations

Own operational emissions

NatWest Group's own operational emissions methodology is used to account for greenhouse gas emissions across Scopes 1, 2, and 3. The reporting boundary includes all entities and facilities under our operational control. Emissions reporting adheres to the Greenhouse Gas Protocol Corporate Standard, utilising both actual and estimated data to fill gaps. As outlined on page 47, Scope 1 includes direct emissions from fossil fuels and vehicles, while Scope 2 includes emissions from electricity. Scope 3 includes indirect emissions such as supply chain, business travel, commuting, omitting leased assets, processing of sold goods, franchises and investments from its operational value chain as these are reported elsewhere in the Group's carbon footprint or they are deemed not relevant. For indirect emissions, a combination of supplier-specific, product and service-specific, and industry average data is used to estimate supply chain emissions. NatWest Group undergoes regular updates to the emissions estimation methodology to enhance accuracy and reporting integrity, with a recalculation policy in place to adjust figures exceeding a 5% change threshold.

📄 **Refer to page 47 to 50 of the NatWest Group 2024 Sustainability Report and pages 4 to 5 of the NatWest Group 2024 Sustainability Basis of Reporting for further details of our own operational emissions.**

Financed emissions: lending and investing

Financed emissions and emissions intensities are currently estimated on an annual basis for the total in-scope balance sheet. Absolute emissions and emissions intensities are published one year in arrears of our financial reporting date to allow time for appropriate data sourcing, measurement and review.

A common theme for emissions estimation across all sectors relates to data limitations, including lack of published emissions data and granularity of customer information. As a result, the estimates included on page 47 are premised on use of the assumptions, extrapolations or aggregation at subsector levels. Based on these limitations, we expect our estimates of emissions to change as we improve the granularity and coverage of customer climate data and develop our methodologies further. Refer to page 42 of the NatWest Group plc 2024 Sustainability Report for a summary of our PCAF data quality scores by sector.

Specific limitations include:

– Availability, accuracy and comparability of customer data and other public data sources.
– Susceptibility to variation year on year.
– Lack of industry comparability.
– Complex corporate structures.
– Double counting of Scope 3 and Scope 3 definition differences.

📄 **Refer to page 41 to 44 of the NatWest Group 2024 Sustainability Report and pages 11 to 17 of the NatWest Group 2024 Sustainability Basis of Reporting for further details of our estimates of financed emissions.**

Financed emissions: assets under management

Scope 1 and 2 estimated emissions and Weighted Average Carbon Intensity (WACI) cover 55% of Managed Assets and Bespoke AUM as at 31 July 2024. This includes listed equity, corporate bonds and sovereign bonds asset classes and equated to £17.1 billion. Coverage decreased from £19.6 billion (72% of Managed and Bespoke AUM) in 2023 due to newly launched funds not having available data.

Advisory assets continue to be excluded as the investment decision-making sits with our customers. Cash remains out of scope as there continues to be no defined methodology for this asset class.

Scope 3 managed emissions are currently not reported due to limited disclosures from companies invested in.

We continue to review our approach to disclosure and expect coverage to change with the implementation of regulatory disclosure requirements in the jurisdictions in which we invest.

📄 **Refer to page 75 of the NatWest Group plc 2024 Sustainability Report for further details.**

Facilitated emissions from bond underwriting and syndicated lending

The 2023 PCAF standard allows splitting responsibility among transaction facilitators (passive and active) using either league tables based on fees or the value of the volume. For bond underwriting, NatWest Group used league tables based on volumes for active and passive roles and actual allocation for co-manager roles For loan syndication, we used both league tables based on volumes and deal information. We followed the PCAF standard guidance to define an issuer as an organisation that issues debt or equity capital markets instruments. Sovereigns, supranationals and agency issuers, as well as securitised products, are out of scope for the PCAF standard.

For syndicated lending, we included the roles of active and passive underwriting and best efforts. Coordination is not in scope of the PCAF standard.[1,2]

In 2024, we applied a 33% weighting factor for emissions estimations in line with the PCAF standard. In 2023, we applied a 100% weighting factor.[3]

In line with the PCAF standard, to estimate greenhouse gas emissions, we sourced customer-level emissions data, where possible.

📄 **Refer to page 45 to 46 of the NatWest Group 2024 Sustainability Report and pages 63 of the 2024 NatWest Markets Annual Report and Accounts for further details of estimates of facilitated emissions.**

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(1) A syndicated loan transaction is defined by the PCAF standard as a loan made available by two or more providers under a common loan agreement and ranking credit is assigned upon signature of the loan documentation. Where a financial institution provides an underwriting facility that puts the institution's capital at risk, this should be treated separately from the role they provide in arranging and facilitating an issuance.

(2) The syndicated loan market is a private market with no requirement for banks to report collectively into third-party league tables. Based upon its own market knowledge, NatWest Group identified relevant loan markets volumes based upon an internal scope and methodology with an aim to align to guidance from PCAF issued in December 2024. Numbers reported are therefore presented on a best-endeavours basis and are subject to change as guidance develops.

(3) In 2024, scope for the estimation of facilitated emissions was expanded to include syndicated lending, financial institutions and co-managers. Reporting of facilitated emissions in 2024 uses a 33% weighting factor. In 2023, the estimation of facilitated emissions included corporate bond underwriting only. Estimated facilitated emissions, reported at 100% weighting, were 1.5 $MtCO_2e$ (equating to 0.5 $MtCO_2e$ if a 33% weighting factor had been used).

NatWest Group plc 2024 Annual Report and Accounts | Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information | 48

Climate-related disclosures continued

Own operational emissions

In our efforts to reach our 2030 ambition for our own operations, we focused on activities that were within our direct influence and as a result we have achieved our 2025 ambitions, reducing our direct[1] own operations emissions by 51% against a 2019 baseline.

We have therefore retired our 2025 ambitions and will focus on our Scope 1 and location-based Scope 2 alongside Scope 3 ambitions, as follows.

NatWest Group aims to reduce its own operational emissions[2] by reducing Scope 1 and location-based Scope 2 emissions by 70% and Scope 3 emissions by 50% by 2030, against a 2019 baseline.

We have made progress in 2024 driven by portfolio right-sizing, supplier engagement and projects completed during the own operations reporting year, which runs from 1 October 2023 to 30 September 2024.

Energy reduction initiatives relating to movements in Scope 1 and location-based Scope 2

Due to progress made in energy reduction, energy efficiency and portfolio right-sizing, we have achieved a 60% reduction in Scope 1 and location-based Scope 2

emissions against a 2019 baseline, as of 30 September 2024.

As a result of this decarbonisation, we are now aiming for a 70% reduction by 2030 from our 2019 baseline for our Scope 1 and location-based Scope 2 emissions. Our science-based target of 50% remains unchanged.

Using experimentation to reduce energy consumption in our data centres has led to a reduction in 206,304 kwh per annum. This was achieved through initiatives including increasing the IT server air inlet temperature to provide more 'free cooling' days and installing variable speed drives on air handling units, which optimised airflows to match IT heat load and reduced fan speeds to 37Hz from 40Hz.

Our LED investment programme continued in 2024 with an upgrade at Melville Gate data centre providing annual savings of 84,222 kWh and 134 out of 140 LED installs completed in 2024 in our branch network.

Building Management Systems have been installed to optimise the control of energy-using systems in our buildings. As a result, we have achieved savings of 11,429,296 kWh since the programme's inception in November 2021.

In 2024 we experimented with methods to find the right solution to electrify our branch network. This included identifying branches in scope through capital investment programmes and developing

our specification with principal contractors to replace decommissioned heating, ventilation and air conditioning (HVAC) equipment with our preferred solutions. In 2024, seven branches have been through this process, and we will continue to look for opportunities in 2025.

There has been a 49% reduction in energy consumption at our Spinningfields office in Manchester since it opened in October 2023. This was achieved through electrifying operations, installing building management systems and LED lighting. Spinningfields continues to be our flagship building for sustainability.

Following the achievement of our RE100 commitment in 2023, we have maintained 100% renewable electricity across our global operations. This was achieved through green tariffs[3], on-site solar and purchasing Renewable Electricity Certificates (RECs) for our landlord supplied properties, where we are unable to specify a requirement for renewable electricity.

Emissions movements relating to Scope 3 from our operational footprint

Total Scope 3 emissions have reduced by 44% from 2019 to 2024.

In 2024 we continued supporting our suppliers in measuring, reporting, and reducing their emissions. We provided suppliers who accounted for 70% of our reported 2023 supply chain

emissions with free access to respond to the CDP supply chain module.

We communicated our decarbonisation ambitions and the role of both CDP and EcoVadis in our decarbonisation journey to the suppliers who account for the highest contribution to our supply chain emissions.

Refer to the **2024 NatWest Group Sustainability Basis of Reporting** for further details on methodology.

NatWest Group own operational emissions progress 2019 to 2024



	2019	2023	2024
Total	995,502	572,301 (-43%)	539,754 (-46%)
Scope 3	856,452	507,066	483,468
Scope 1 and location-based Scope 2	139,050	65,235	56,286

■ Scope 1 and location-based Scope 2   ■ Scope 3

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(1) Our direct own operations are greenhouse gas emissions from Scopes 1, 2 and 3 (paper, water, waste, business travel, commuting and working from home).

(2) Own operational emissions capture greenhouse gas emissions Scopes 1, 2 and 3 (Categories 1-14, excluding Categories 8, 10, 14). Our own operational emissions in 2024 of 539,754 tCO$_2$e represent a 46% reduction from our 2019 baseline of 995,502 tCO$_2$e. As part of this Scope 1 and location-based Scope 2 emissions of 56,286 tCO$_2$e collectively reduced by 60% (2019: 139,050 tCO$_2$e) and Scope 3 emissions of 483,468 tCO$_2$e reduced by 44% (2019: 856,452 tCO$_2$e). For our own operations, net zero means aiming to reduce our operational value chain by a minimum 90% reduction by 2050 against a 2019 baseline. We plan to neutralise the residual 10% using carbon credits in line with 'SBTi Corporate Net Zero Standard' released in October 2021.

(3) Tariffs are labelled as green if some or all of the units of electricity are 'matched' by units generated from a verified renewable energy source.

Climate-related disclosures continued

Streamlined Energy and Carbon Reporting (SECR)

The table below has been prepared in line with the framework for sustainability reporting that covers greenhouse gas emissions and energy usage to encourage improved energy efficiency and outlines our performance for 2023 and 2024.

Greenhouse gas (GHG) emissions	1 Oct 2023 – 30 Sep 2024			1 Oct 2022 – 30 Sep 2023		
	UK and offshore area[1]	Global total (excluding UK and offshore)[1]	Total	UK and offshore area[1]	Global total (excluding UK and offshore)[1]	Total
Emissions from the combustion of fuel and operation of any facility (Scope 1 direct[2]) (tonnes of CO_2e)(RA)	8,716	686	9,402	11,980	1,017	12,997
Emissions from the purchase of electricity, heat, steam and cooling by the company for its own use (Scope 2[3] indirect) (location-based) (tonnes of CO_2e)(RA)	35,219	11,665	46,884	39,088	13,150	52,238
Total gross Scope 1 and Scope 2 (location-based) (tonnes of CO_2e)(RA)	43,935	12,351	56,286	51,068	14,167	65,235
Intensity ratio: Location-based CO_2e emissions per FTE (Scopes 1 and 2) (tonnes/FTE)	1.1	0.6	1.0	1.3	0.7	1.1
Scope 2[4] (market-based) (tonnes of CO_2e)(RA)	14	112	126	11	135	146
Energy consumption used to calculate above emissions (kWh)	214,360,749	23,512,232	237,872,981	248,015,641	29,216,095	277,231,736
Scope 3[5] emissions from our direct own operations, limited to paper, water, waste, business travel and employee commuting and working from home (tonnes of CO_2e)(LA)	45,413	20,920	66,333	46,778	19,545	66,323
Total gross Scope 1(RA), Scope 2(RA) and Scope 3(LA) direct own operations (location-based) (tonnes of CO_2e)	89,348	33,271	122,619	97,846	33,712	131,558
Intensity ratio: Location-based direct own operations CO_2e emissions per FTE (Scopes 1, 2 and 3) (tonnes/FTE)	2.3	1.7	2.1	2.5	1.7	2.2

Emissions methodology and basis of preparation

Boundary: this statement has been prepared in accordance with our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the UK Government's policy on SECR. Our reporting year runs from 1 October 2023 to 30 September 2024. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control.

Reporting[6][7]: emissions have been reported using the Greenhouse Gas Protocol Corporate Standard and associated guidance and include all greenhouse gases, reported in tonnes of carbon dioxide equivalent (CO_2e) and global warming potential values. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Company Reporting (Department for Business, Energy and Industrial Strategy, 2024), CO_2 emissions from fuel combustion (International Energy Agency, 2023[8]) or relevant local authorities as required. NatWest Group uses a third-party software system, to capture and record our environmental impact and ensure that control framework and assurance requirements are met. All data is aggregated at a regional level to reflect the total regional consumption. The regional consumption results are then collated to reflect the total NatWest Group footprint. CO_2e values are attributed to these sources via an automatic conversion module in the third-party system.

📖 **For more information, refer to the own operational footprint page at www.natwestgroup.com.**

(1) Offshore area as defined in The Companies (Directors Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. This includes Jersey and Guernsey but not our overseas sites in America, EMEA and Asia-Pacific. These are included in the global total (excluding UK and offshore).
(2) Scope 1 emissions from natural gas, liquid fossil fuels, fluorinated gas losses and owned/leased vehicles.
(3) Scope 2 emissions from electricity, district heating and cooling used in NatWest Group premises.
(4) We have procured 100% electricity from renewable sources globally using green tariffs and renewable electricity certificates. The remaining Scope 2 market-based emissions arise from district cooling, district heating and the residual amount of non-renewable electricity.
(5) Scope 3 emissions sources for our own operational emissions cover categories 1–14, with our direct own operations covering only paper, water, and categories 5–7. For more information, refer to page 23 of the NatWest Group 2024 Sustainability Report.
(6) Low data accuracy is a key risk of our reporting, as this could lead to misreporting of own operations emissions figures. To combat this, we have robust internal controls processes, with data and claims subject to third-party assurance.
(7) The historic values reported in the table above may be updated from values we reported in 2023. This is due to updated bills, data provision and extrapolations. Further, future data is subject to change following any significant change to our business size and scope, as baseline recalculation may result in differing emissions reductions.
(8) Based on IEA data from the IEA (2023) Emissions factors. All rights reserved; as modified by NatWest Group.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 64.

Climate-related disclosures continued

NatWest Group's governance of climate-related risks and opportunities

Given its strategic importance, climate governance is embedded across the organisation and we continue to monitor the effectiveness of these arrangements considering the risks and opportunities for the bank and our stakeholders. The NatWest Group plc Board, subsidiaries, Board Committees, executive fora, cross-bank working groups and day-to-day decision-making all have a role to play in the delivery of this integrated governance approach.

In February 2025, the Board reviewed and approved disclosure of NatWest Group's Climate transition plan included within the 2024 NatWest Group plc Sustainability Report. Progress against our climate ambitions continues to be tracked at an executive and Board level.

The chart provides an overview of the NatWest Group-level approach to climate governance. The NatWest Group Board and Board Committees considered climate-related risks and opportunities at meetings throughout 2024, including as part of strategy, budget and risk appetite discussions. Directors received training on climate transition and maximising shareholder value through decarbonisation from external climate thought leaders Paul Dickinson and Anna-Marie Slot from Transition Value Partners.

📄 **Further details of the roles and responsibilities of each of the forums are set out in the Corporate governance report from page 80. Details of items considered and training are also set out on page 90.**

The Group CEO and Group CRO continue to be jointly accountable for identifying and managing climate-related financial risks.

The Group CEO's responsibility for strategic delivery is delegated to various members of the executive team and they have responsibility for strategic delivery relating to financial risks and opportunities that arise from climate-related matters in their area.

The Group CRO is responsible for ensuring that the financial and non-financial risks of climate change are reflected in the enterprise-wide risk management framework and in line with our three lines of defence model.

Executive-level committees, business and functional committees, and cross-bank working groups support the executive team in discharging their responsibilities, integrating climate into business-as-usual activities, and collaboration across the organisation. All climate-related matters discussed by the Board and its Committees are reviewed and challenged at an executive level before being presented to Board.

Board level (collective accountability)	**NatWest Group Board**				
	Group Board Risk Committee	**Group Sustainable Banking Committee**	**Group Nominations and Governance Committee**	**Group Audit Committee**	**Group Performance and Remuneration Committee**

Management delivery (individual accountability)	**Executive team**		
	Executive Risk Committee	**Executive Disclosure Committee**	**Group Reputational Risk Committee**

Business/ functional delivery	**Business and functional governance**		
	Business and functional governance		
	Commercial & Institutional CEO, supported by C&I ExCo	**Retail Banking** CEO, supported by Retail ExCo	**Private Banking** CEO, supported by Wealth ExCo.
	Core cross-bank working groups		



Climate-related disclosures continued

NatWest Group's strategy on climate-related risks and opportunities

Climate-related risks and opportunities identified over the short, medium and long term

As a primarily UK-focused bank, we developed our Climate transition plan through a UK lens. Exceptions include our asset management business, where investments are held at a global level.

Climate-related opportunities are assessed and prioritised at NatWest Group level and across our business segments through our integrated governance model. Climate-related opportunities and their potential financial impacts are assessed annually as part of the continued integration of our Climate transition plan and the financial plan and related processes. Climate-related risks and opportunities deemed material to our five-year financial planning cycle are viewed as short-term. Medium-term is defined as within the next five to 15 years. Long-term has been defined as beyond 15 years.

NatWest Group's Climate transition plan is developed and executed within the broader context of the UK's decarbonisation and the UK Climate Change Act, under which the UK committed to achieve net zero by 2050. The UK's net-zero target sets the pace of the transition including technology developments to support net zero and customer demand for sustainable finance products and services, which are key enablers of NatWest Group's Climate transition plan.

Climate-related opportunities and their potential financial impacts

We understand that significant investment in climate change mitigation and adaptation will be necessary for the global economy to transition to net zero. This represents a key opportunity for capital providers and for the public and private sectors to work together to support technological advancements necessary to meet societal needs. The opportunities included below indicate how actions taken as part of our Climate transition plan and broader engagement with industry participants have the potential to contribute towards our bank-wide strategic goals.

Disciplined growth: NatWest Group aims to support and attract customers to invest in the transition to net zero and support those customers with climate solutions whilst deepening customer engagement.

This could potentially result in additional fee income through advisory and underwriting activities, increased balance sheet volumes through demand for new products and services that support transition and increased volume of climate and sustainable funding and financing, on and off-balance sheet.

Bank-wide simplification: NatWest Group seeks to integrate climate into customer journeys, financial plans and IT infrastructure, as well as supplier engagements. This could potentially result in increased expenditure to support reduction in carbon footprint in our own operations and reduced expenditure on energy and travel.

Active balance sheet and risk management: NatWest Group aims to improve and execute policies and procedures to identify, assess and manage climate and nature-related risks, with the potential impact of reduced exposure and geographical footprint related to activities identified as harmful within our Environmental, Social and Ethical (ESE) Risk Acceptance Criteria.

Climate and nature risk is a principal risk in the NatWest Group enterprise wide risk management framework (EWRMF) and is also considered to have relatively significant cross-cutting impacts on the following principal risks: credit risk, operational risk, reputational risk, conduct risk and regulatory compliance risk.

As our capabilities mature, we plan for the effective management of climate and nature risk through existing policies captured within the NatWest Group EWRMF.

⌂ **Further details can be found in Risk and capital management, including the latest assessment of the relative impact of climate-related risk factors to other principal risks with associated time frames, and how climate risk is managed through existing policies, refer to pages 269 to 271.**



Climate-related disclosures continued

The impact of climate-related risks and opportunities on our businesses, strategy and financial planning

We have continued to integrate our Climate transition plan within our financial plan to ensure that climate-related opportunities and associated risks are actively considered. This approach is intended to enable colleagues in our franchises and sector teams to make decisions which support our climate ambitions. During 2024 we made enhancements to our financial planning tools, to further automate and simplify our forecasting of climate-related initiatives across all our customer franchises and sectors. This continued to enable the review and challenge of our forecast financial plan and associated emissions profile by senior stakeholder groups in business areas, Finance and other functions.

Through our integrated financial planning work and our Climate transition plan, we can identify some of the financial opportunities and actions required to assist with our climate ambitions. Climate-related opportunities have been identified on a sector-by-sector basis across our core customer franchises through the Climate transition plan.

To support embedding of climate in decision making across NatWest Group, we are working to develop processes to incorporate climate as a consideration as part of our financial planning process, similar to other financial and non financial considerations, such as costs. This is intended to be a mechanism to monitor progress against our decarbonisation ambitions and alignment with overall strategic ambitions and financial plan. Assessing climate alongside other financial and non-financial considerations will also help us to consider trade-offs as part of the strategic decision-making process.

We have continued to assess the potential Expected Credit Loss (ECL) impact from transition policy in our IFRS9 exercises, leveraging insights from our Climate Risk Macro Model[1], which has been embedded in our risk management processes since 2023.

We also refined our approach, instead of the economy-wide carbon price from an external scenario used in 2023, NatWest Group calculated the expected carbon prices associated with specific climate transition policies.

The current climate transition policy contributes £8 million to the total ECL of £3.4 billion at the end of 2024.

📄 **For further detail on the approach and dependencies for assessing potential ECL impact, refer to page 190.**

The resilience of our strategy

Since the Bank of England's Climate Biennial Exploratory Scenario (CBES) exercise in 2021[2], we have continued to develop internal scenario analysis capabilities and use the insights from these exercises to support strategic decision-making in our planning processes.

During 2024, we conducted a range of climate scenario analysis exercises covering our full credit book[3], including risk management and capital adequacy use-cases. Our 2024 climate scenario analysis programme assessed climate-related risks and opportunities across short (<5 years) and medium-term (5 to 10 years) horizons.

The outputs of our analysis inform processes such as NatWest Group's heightened climate-related risk sector assessment, which helps to support strategic decision-making.

Whilst we recognise climate-related risks could potentially amplify other risk drivers, for example resulting in effects such as the erosion of competitiveness, profitability, or reputational damage, overall NatWest Group continues to be resilient to these risks, within the context of the scenarios tested.

Key enhancements in 2024 included

– Continued integration of climate into our capital adequacy (ICAAP) and Expected Credit Loss (ECL) measurement frameworks through our sectoral modelling approach to ensure we are adequately capitalised.

– Partnering with climate experts from the University of Exeter's Global Systems Institute to create bespoke climate risk scenario narratives.

– Developing climate-related risk models to analyse property level physical and transition risk to NatWest Group's UK residential mortgage portfolio.

– Enhancement of our Corporate Transition Model, giving deeper insights into the automotive and airlines and aerospace sectors.

Looking ahead, we intend to focus on embedding our developed climate risk modelling into business decision-making. However, it is important to acknowledge that climate risk modelling remains an emerging specialism, limiting the pace and scale of uptake within the business.

📄 **Refer to pages 53 to 58 of the 2024 NatWest Group Sustainability Report for further details of limitations to our scenario analysis.**

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(1) Formerly the Transition Risk Calculator, previously referred to on page 31 of our 2022 Climate-related Disclosures Report.

(2) Details of NatWest Group's previous scenario analysis exercises can be found on page 50 of our 2023 Climate-related Disclosures Report.

(3) Full credit book includes NatWest Group's wholesale and residential mortgage portfolio.

Climate-related disclosures continued

How NatWest Group identifies, assesses and manages climate-related risks

Our processes for identifying and assessing climate-related risks

NatWest Group continues to enhance its processes to effectively identify and assess the potential size and scope of climate-related risks, through three key approaches.

– Strategic analysis: to assess the ongoing resilience of our strategy, an evolving programme of climate scenario analysis has been in place since 2021.
– Portfolio level assessment, for example through our heightened climate-related risk sector assessment.
– Transaction level assessments, for example controls introduced within our product design governance processes to support our teams in avoiding greenwashing and ensure that appropriate, transparent labels are adopted. We have also begun to roll out the Climate Decisioning Framework (CDF) tools on a test-and-learn basis.

Our processes for managing climate-related risks

The effective management of climate risk requires the integration of climate-related risk factors into strategic planning, sector and transaction level frameworks. This page details the enhancements to our processes for managing climate-related risks, and those which will continue to evolve and improve as the organisation matures its climate risk management capabilities and reliable climate-related data becomes more widely available.

We manage climate-related risk through:

– Strategic management, in relation to how scenario analysis insights support strategic decision-making in our planning processes.
– Portfolio management, including incorporating climate factors in our overall sector strategy, updating our ESE Risk Acceptance Criteria in response to potential climate-related risks and applying climate-enhanced Transaction Acceptance Standards (TAS). During 2024 we also applied residential mortgage lending limits based on climate characteristics, with timely remedial action required for limit breaches.
– Transaction management, including ensuring enhanced oversight where climate impact is considered at several stages of the approval process for our largest lending transactions. We have also integrated climate-related risk factors into our target return requirements, allowing us to support customers helping address the climate challenge.

How our processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management

Climate risk has been included in the NatWest Group risk directory since 2021, alongside a multi-year progressive pathway which supports maturing our capability to manage a relatively new prudential risk. In 2024, we broadened the definition to climate and nature risk and have updated our policy to reflect this.

Our approach to integrating climate risk continues to focus on embedding climate-related risk management practices throughout NatWest Group, advancing our capability to identify and assess, manage and mitigate, monitor and report on these risks. We have made iterative progress, continuing to update our approach as our capabilities mature.

Refer to pages 269 to 271 within Risk and capital management for details of how our processes for identifying, assessing and managing climate risk have been embedded into our risk management framework and how climate risk is managed through existing policies.

Climate-related disclosures continued

The metrics used to assess climate-related risks and opportunities in line with our strategy and risk management process

We use a range of metrics to measure opportunities and risks and track our progress against our climate ambitions. As well as those related to our ambitions and targets outlined on pages 44 and 45, and related to our emissions and emissions estimates disclosed on pages 47 and 50 additionally we consider:

– Exposure to heightened climate-related risk sectors: This is based on loans, loan commitments and contingent obligations. Total wholesale heightened climate-related risk exposure is £333.0 billion(LA) as at 31 December 2024, an increase of £14.1 billion since 2023, driven by increased lending in the residential mortgage portfolio and the housing associations sectors.

– Flood risk of the UK retail mortgage portfolio:[1] On a total volume basis, present day UK mortgages at high risk of flooding are 3.1%(LA) of the assessed portfolio and those at very high risk are 1.4%(LA) of the portfolio. This is slightly lower than the overall UK volume-based analysis with high of 3.1% and very high of 1.6%. This analysis covers 98.2% of NatWest Groups UK retail mortgage portfolio.

📄 **Refer to page 212 of this report for a regional breakdown of flood risk and page 21 and 22 of the NatWest Group plc 2024 Sustainability Report for a further details on heightened climate-related risk sectors.**

The targets used to manage climate-related risks and opportunities and performance against targets

NatWest Group's climate-related ambitions and targets and progress against those targets is presented on pages 44 and 45.

Executive remuneration: Since 2020, we have included a climate goal and related measures in our executive director performance goals. For 2024, 10% of potential annual bonus of executives was based on performance against the following climate ambitions:

– Funding and financing committed to climate and sustainable funding and financing: Achieved £31.5 billion in 2024.
– Implementation of the Climate transition plan: Two out of three targets exceeded in 2024.

For performance year 2025, sustainability will be part of the non-financial measures in the long-term incentive for executive directors.[2]

📄 **For further details refer to the Directors' remuneration report from page 126.**



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(1) Flood risk data is obtained through our third-party vendor, RHDHV, and their flood risk analysis provides a measure of the likelihood and severity of a flood hazard affecting each individual property. This property-specific rating process analyses all layers within the United Kingdom FloodMap product via a weighted algorithm which looks at the predicted severity and the frequency of flooding from multiple sources. RHDHV flood score model as at 31 October 2024 and NatWest Group residential mortgage portfolio data as at 31 December 2024. As at 31 December 2024, £12.6 billion, 98.0%, of the private banking mortgage portfolio had flood risk data available (31 December 2023 – £13.0 billion, 98.1%). Of which, 5.4% were rated as high flood risk and 1.0% as very high flood risk (31 December 2023 – 5.7% high flood risk and 1.1% very high flood risk). 63% of the exposure is in the Greater London region.

(2) The proposed 2025 NatWest Group performance share plan includes an expected 15% weighting for sustainability metrics (including climate targets), subject to approval by shareholders as part of the new directors' remuneration policy, which is being positioned at the 2025 NatWest Group plc AGM. Refer to the Directors Remuneration Report from page 133 for further details.

(LA) Metric subject to independent Limited Assurance by EY. Refer to page 64.

(RA) Metric subject to independent Reasonable Assurance by EY. Refer to page 64.

Climate-related disclosures continued

Task Force on Climate- related Financial Disclosures (TCFD) overview

NatWest Group committed to support the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) recommendations in 2017 and has published climate-related disclosures consistent with the TCFD recommendations since February 2022. In 2024, climate-related disclosures have been made within the 2024 NatWest Group plc Annual Report and Accounts, the 2024 NatWest Group Sustainability Report, the 2024 NatWest Group Sustainability Basis of Reporting and the 2024 NatWest Group Sustainability Datasheet ('2024 Climate-related Disclosures Reporting Suite'). The climate-related disclosures in the 2024 Climate-related Disclosures Reporting Suite do not cover NatWest Group's Pension Fund (including both Defined Benefit Scheme and Retirement Savings Plan), which are reported on in separate climate-related disclosures published by the trustee of that Fund and regulated by The Pensions Regulator.

> NatWest Group has set out climate-related financial disclosures in respect of the four TCFD recommendations and eleven TCFD recommended disclosures in this report, the 2024 NatWest Group Sustainability Disclosures Report, the 2024 NatWest Group Sustainability Basis of Reporting and the 2024 NatWest Group Sustainability Datasheet. Refer to the 2024 NatWest Group Sustainability Datasheet for our assessment of consistency with and a full cross-referencing to the TCFD recommendations and TCFD recommended disclosures.
>
> Refer to the Non-financial and sustainability information statement on pages 64 to 65 for cross-referencing against the Climate-related financial disclosures required by sections 414CA and 414CB of the Companies Act 2006.



NatWest Group confirms that it has:

– made climate-related financial disclosures for the year ended December 31, 2024 that it believes are consistent with the TCFD Recommendations and Recommended Disclosures (as defined in the FCA's Listing Rules, as amended by the Disclosure of Climate-Related Financial Information (No 2) Instrument 2021) which include (i) Final Report – Recommendations of TCFD (June 2017) (focusing in particular on the four recommendations and the eleven recommended disclosures set out in Figure 4 of Section C of the TCFD Final Report); (ii) Implementing the Recommendations of TCFD (October 2021 version); (iii) Technical Supplement – The Use of Scenario Analysis in Disclosure of Climate-related Risks and Opportunities (June 2017); (iv) Guidance on Risk Management Integration and Disclosure (October 2020); and (v) TCFD Guidance on Metrics, Targets and Transition Plans (October 2021 version) and summarised in the tables in the 2024 NatWest Group Sustainability Datasheet; and

– set out its climate-related financial disclosures in part in this report, in part in the NatWest Group 2024 Sustainability Report, in part in the NatWest Group 2024 Sustainability Basis of Reporting and in part in the NatWest Group 2024 Sustainability Datasheet (all published on 14 February 2025 and available at natwestgroup. com) to ensure that the disclosures are included in the most relevant sections in each report, as appropriate.

We have adopted this approach to seek to ensure that we have presented the detailed and technical content in the clearest position for users of these reports.

> Disclosures addressing our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the government's policy on Streamlined Energy and Carbon Reporting (SECR) have been included on page 50.

Risk overview

Effective risk management helps to ensure that NatWest Group delivers its long-term strategy.

Approach to risk management

The enterprise-wide risk management framework (EWRMF) sets out the approach to managing risk across NatWest Group and provides a common risk language to facilitate effective risk management. The framework applies to all subsidiary legal entities, business segments and functions to help deliver NatWest Group's strategy in a safe and sustainable way.

Risk culture

Our approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This approach, in line with our strategy and our values across all three lines of defence, enables us to support better customer outcomes, develop a stronger and more sustainable business. During 2024, we continued to evolve the five key outcomes to deliver on the intelligent risk-taking approach. These outcomes focused on behaviours, leadership, risk practices, decision-making and roles and responsibilities.

Risk governance

The Board is collectively responsible for promoting the long-term sustainable success of NatWest Group, driving shareholder value and NatWest Group's contribution to wider society by providing direction and leadership within a framework of prudent and effective controls which enables risks to be assessed and managed.

It reviews and approves the EWRMF (including NatWest Group's risk appetite framework) and approves the risk appetite for principal risks. It monitors performance against risk appetite, considers material risks and reviews the effectiveness of risk management and internal control systems.

The Group Board Risk Committee (BRC) provides oversight and advice to the Board on current and potential future risk exposures, future risk profile including risk appetite and the approval and effectiveness of the EWRMF. It reviews performance relative to risk appetite, the effectiveness of internal controls required to manage risk and all material risk exposures and management's recommendations to monitor, control and mitigate such exposures, including all principal and emerging risks. The BRC also approves the key risk policies in accordance with the EWRMF[1], approves the enterprise-wide risk management strategy (EWRMS), and oversees its effective delivery. It reviews and recommends to the Board the assumptions, scenarios and metrics used for stress tests.

The Executive Risk Committee (ERC) supports the Chief Risk Officer (CRO) and other accountable executives in discharging their risk management accountabilities. It reviews, challenges and debates all material risk exposures including all principal risks, and management's recommendations to monitor and control such exposures. It reviews the performance of NatWest Group relative to risk appetite and oversees management's implementation of the risk appetite framework and the

embedding of risk appetite within NatWest Group. The ERC receives and reviews reports on emerging risks, reviews the EWRMF, key risk policies[1] and the EWRMS and supports their recommendation to the BRC. It drives the implementation and embedding of the EWRMF.

Three lines of defence

In line with industry best practice and sound risk governance principles, NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for the intelligent management of risk in day-to-day activities. This includes actively demonstrating risk practices and behaviours that are consistent with NatWest Group's desired risk culture.

As the second line of defence, the Risk function has a mandate to undertake proactive risk oversight and monitoring of all risk management activities including maintaining a robust control environment. The Risk function designs and maintains the EWRMF. The CRO leads the Risk function and plays an integral role in advising the Board on NatWest Group's risk profile. This includes continuous monitoring to confirm that NatWest Group engages in sustainable risk-taking activities in pursuit of strategic objectives.

Risk appetite

The risk appetite framework is a component of the EWRMF and establishes the extent of permissible risk-taking to support business outcomes and delivery of the strategy. The EWRMF sets out the requirements regarding how risk appetite is implemented through risk policies and

standards and translated into operational procedures. This consistent approach is followed for all principal risks, frameworks, tools and techniques. Risk appetite statements and associated measures are approved at least annually by the Board on the BRC's recommendation to ensure they remain appropriate and aligned to strategy.

Risk profile

NatWest Group maintained a stable risk profile in 2024 despite high interest rates and geopolitical tensions creating an uncertain risk environment. The overall financial risk profile remained within risk appetite supported by stable economic conditions. Key developments in 2024 included:

– A strong capital position was maintained in 2024, with a CET1 ratio of 13.6%.
– A robust liquidity and funding risk profile was maintained throughout 2024, with a liquidity coverage ratio of 150% and a net stable funding ratio of 137%.

The overall trend for non-financial risk improved in 2024. Areas of focus included:

– Implementing an enhanced model risk management framework and the continued embedding of the enhanced risk and control self-assessment approach with a focus on material operational risks across key processes.
– Continuing significant investment to support the delivery of the multi-year transformation plan across financial crime risk management. Further enhancements were made to the compliance and conduct framework, with risk toolkits and risk standards being embedded in the year.

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(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk-taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Risk overview continued

Enterprise-wide risk management framework

The enterprise-wide risk management framework (EWRMF) sets out our approach to managing risk across NatWest Group and provides a common risk language and framework to facilitate effective risk management.

The building blocks of the EWRMF are: risk appetite, risk governance, three lines of defence and risk culture.

The EWRMF sets out a common risk language and standard definitions to ensure consistency in the application of risk management terminology.

The risk toolkit cycle outlines the NatWest Group-wide approach to identify, assess, mitigate, monitor and report risks.

Principal risks are used as the basis for setting risk appetite and risk identification.

Enterprise-wide risk management framework

Risk appetite
Risk appetite is defined as the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans.

Risk governance
NatWest Group's governance structure facilitates sound risk management decision-making, in line with standards of good corporate governance.

Three lines of defence
NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for intelligent risk-taking.

Risk culture
The EWRMF is centred on the embedding of a strong risk culture that encompasses both prudential and conduct risk outcomes and prescribed behaviours.

Common risk language, architecture and approach

Risk directory and principal risks
The risk directory provides a common language to ensure that consistent terminology is used across NatWest Group to describe the principal risks.

Principal risk policies
Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking.

Risk standards
Risk standards provide a more granular expression of the risk policies and provide the detail for the first line of defence to develop operational policies/procedures.

Risk toolkits
Risk toolkits define the approaches, tools and techniques for managing risk (split by all principal risks, financial and non-financial risks).

Principal risks

Financial risks	Non-financial risks
Capital risk	Financial crime risk
Liquidity and funding risk	Model risk
Credit risk	Operational risk
Earnings stability risk	Reputational risk
Traded market risk	Compliance risk
Non-traded market risk	Conduct risk
Pension risk	
Climate and nature risk	

Report
Reporting of the risk profile, emerging themes, current issues and other key information.

Identify and assess
Effective risk identification and assessment to understand the risk profile.

Monitor
Monitoring of the risk profile through principal risk indicators or other key metrics.

Mitigate
Determination of the appropriate action for how risks are managed or mitigated.

Risk toolkit cycle
Report | Identify and assess | Monitor | Mitigate

Risk overview continued

Risk directory and principal risks

To ensure common language and a consistent approach across NatWest Group, the risk directory defines and documents all principal risks that NatWest Group may face, categorised into financial and non-financial. The risk directory is an important component of the EWRMF, underpinning the linkage between strategy, risk appetite, risk reporting and governance. Principal risks are the Board-approved EWRMF categories that describe the highest-level financial and non-financial risks in the risk directory. All principal risks are overseen by the ERC and BRC, with performance against risk appetite reported at every meeting and spotlights on each risk considered at least annually.

Principal risks – financial	Key developments	Mitigants
Capital risk – The risk that there is the inability to conduct business in base or stress conditions on a risk or leverage basis due to insufficient qualifying capital as well as the failure to assess, monitor, plan and manage capital adequacy requirements.	– A strong capital position was maintained in 2024, with a CET1 ratio of 13.6%. This was significantly ahead of regulatory requirements and aligned with NatWest Group's target of 13-14%.	– Capital planning is integrated into NatWest Group's wider annual budgeting process with capital plans produced over a five-year planning horizon under expected and stress conditions. – Stress testing is a principal risk management tool and is used to quantify and evaluate the potential impact of risks on the financial strength and capital position.
Liquidity and funding risk – Liquidity risk is the risk of being unable to meet actual or potential financial obligations in a timely manner when they fall due in the short term. Funding risk is the risk that current or prospective financial obligations cannot be met as they fall due in the medium to long term, either at all or without increasing funding costs unacceptably.	– A robust liquidity and funding risk profile was maintained throughout 2024, with a liquidity coverage ratio of 150% and the net stable funding ratio of 137%.	– A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity condition indicators are monitored daily. – Performance is reported to the Asset & Liability Management Committee on a regular basis.
Credit risk – The risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.	– Personal portfolio growth in 2024 was a result of the Metro Bank mortgage portfolio acquisition and continuing strong credit card growth which was driven by prime quality whole of market lending and balance transfer segments. – Non-Personal lending increased during the year, driven by corporate and non-bank financial institutions sectors, aligned to our customer strategy.	– Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight. – Non-Personal credit risk – sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk. – Personal credit risk – adjustments are made to affordability assumptions and stress rates to ensure that lending continued to be assessed appropriately.
Earnings stability risk – The risk that profits are not sustainable under stress.	– NatWest Group remained within earnings stability risk appetite throughout 2024.	– A range of stress sensitivities are considered, to explore downside risks to earnings stability, including a sharp fall in interest rates and stressed macro factors aligned to a 1-in-10 year event.
Traded market risk – The risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.	– Despite periods of increased market volatility notably reflecting geopolitical developments, traded VaR and SVaR remained within appetite and, on an average basis, at similar levels to 2023.	– VaR, SVaR and the incremental risk charge are used to measure traded market risk. – Traded market risk exposures are monitored against limits and analysed daily. – Limit reporting is supplemented with regulatory capital and stress testing.
Non-traded market risk – The risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.	– Total non-traded market risk VaR decreased in 2024, notably driven by action taken to manage down interest rate repricing mismatches across products. The structural hedge notional decreased. reflecting changes in the deposit mix, including increased fixed-term deposits.	– Non-traded market risk appetite is measured via VaR, SVaR, sensitivity and stress limits, and earnings-at-risk limits. – Limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. – Non-traded market risk stress results are combined with those for other risks into capital planning.
Pension risk – The inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.	– The Trustee of the Main section of the NatWest Group Pension Fund completed buy-in transactions, passing longevity and investment risk for the insured portion of the scheme to an insurer. – The 2023 triennial valuation for the Main section was completed with no requirement for any deficit contributions.	– Pension risk is monitored by the ERC and BRC, while the Asset & Liability Management Committee receives updates on the performance of NatWest Group's material pension funds. – Annual stress tests are undertaken on the material defined benefit pension schemes. These tests are also used to satisfy the requests of regulatory bodies, such as the Bank of England.
Climate and nature risk – The threat of financial loss or adverse non-financial impacts associated with climate change and nature loss respectively and the political, economic and environmental responses to it.	– We worked with the University of Exeter to develop scenario narratives that explore a range of physical and transition risks which could impact NatWest Group and its customers. Enhancements were made to our climate risk modelling capabilities and we rolled-out climate decisioning framework tools on a test and learn basis.	– There was a focus on developing the capabilities to use scenario analysis to identify the most material climate risks and opportunities for NatWest Group's customers. While this is a maturing discipline (with recognised limitations around data, scenario and methodologies), progress continues to be made to leverage the insights to inform risk management practices, maximise the opportunities arising from a transition to a low-carbon, nature-restored economy and support decision-making.

Risk overview continued

Principal risks – non-financial	Key developments	Mitigants
Financial crime risk – The risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.	– Significant investment continued to be made to support the delivery of the multi-year transformation plan across financial crime risk management. Enhancements were made to technology, data quality and data analytics to improve the effectiveness of systems used to monitor customers and transactions.	– The financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions.
Model risk – The potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	– Effort was focused on implementing an enhanced model risk management framework in response to the PRA's Supervisory Statement (SS) 1/23, including an expanded model identification exercise and roll-out of a new model tiering approach. – Model inventory design changes were delivered to support the implementation of framework enhancements.	– Model risk appetite is set to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model. This includes refining, redeveloping or restricting use of models where appropriate.
Operational risk – The risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.	– The continued embedding of the enhanced risk and control self-assessment approach with a focus on material operational risks across key end-to-end processes. – Automation of data-led insights to proactively drive the prioritisation of risk mitigation activities.	– The embedding of robust operational risk appetite measures provides comprehensive coverage of key operational risks for the operational risk profile. – The embedding of well-defined operational risk standards with clearly articulated control requirements drives the management of risks, within the risk appetite certification process. This is an effective means to provide a consistent and comparable view of the adequacy and effectiveness of the internal control environment.
Reputational risk – The risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.	– Reputational risk assessment guidance was updated. – Colleagues in relevant roles received updated training on key aspects of the policy and framework. – Enhancements were made to the environmental, social and ethical (ESE) risk framework, including implementation of the ESE human rights risk acceptance criteria.	– Reputational risks are identified and monitored through reputational risk registers at NatWest Group, legal entity and segment levels, with escalation and review by the NatWest Group Reputational Risk Committee as relevant. Changes to the reputational risk register are reported to ERC and BRC. – The environmental, social and ethical (ESE) risk framework requires enhanced due diligence to be performed for certain customer relationships, transactions, activities and projects. ESE risk acceptance criteria are regularly reviewed and updated, to ensure they reflect the current risk landscape.
Compliance risk – The risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.	– Further enhancements were made to the compliance framework, with the risk tool kits, risk standards and regulatory compliance operational policy framework being embedded throughout the year.	– Horizon scanning is conducted to identify and address changes in regulatory requirements. – Policies and procedures set out the principles that apply across NatWest Group, aligned to its risk appetite. Appropriate control frameworks, management information, standards and training are implemented to identify and manage regulatory compliance risk. – Rules mapping is completed to ensure the key products and supporting services that NatWest Group provides are compliant with all applicable regulatory requirements. – Business areas completed self-assessments against the NatWest Group regulatory compliance risk policy to ensure compliance is being measured and managed accurately and effectively.
Conduct risk – The risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes.	– Conduct risk related programmes across NatWest Group continue to progress with focus on further embedding of Consumer Duty requirements, addressing observations and recommendations from the Department of Justice Monitorship, and carrying out assessments relating to Access to Cash requirements.	– Risk standards are in place to ensure appropriate controls and processes that deliver good customer outcomes and support market integrity. – Business areas completed self-assessments against the NatWest Group conduct risk policy to ensure conduct is being measured and managed accurately and effectively. – Good customer outcome measures are in place to ensure good outcomes are delivered for customers, and to ensure products continue to offer customers fair value, throughout the product and service lifecycle. These are used to identify areas where we can make improvements to products, services and processes.

Risk overview continued

Top and emerging risks

Top and emerging risks are future scenarios that could have a significantly negative impact on our ability to operate, or deliver, our strategy and are managed through the EWRMF toolkit. They usually combine elements of several principal risks and require a coordinated management response. Top risks could occur or require management action within two years, while emerging risks are evolving and/or could occur over a longer time horizon but have the potential to become a top risk. In 2024, the ERC, the BRC and the Board received regular reporting on top and emerging risks. The BRC also engaged in focused horizon scanning sessions in 2024, to enable early identification and mitigation of top and emerging risks.

Top risk scenarios in focus in 2024	Description	Mitigants
Increased competition	Competitive pressures could intensify, impeding NatWest Group's ability to grow or retain market share, impacting revenues and profitability, particularly in the UK Retail Banking and Commercial & Institutional segments. Drivers of competition mainly relate to developments in technology, evolving incumbents, challengers, new entrants to the market, shifts in customer behaviour and changes in regulation. For example, increased competition from technology conglomerates, who may have competitive advantages in scale, technology and customer engagement (including brand recognition).	– NatWest Group closely monitors the competitive environment and adapts its strategy as appropriate. This includes using scenario analysis and assessing how mega-trends will impact industry competitive dynamics. Strategic responses are focused on investing to deliver innovative and compelling propositions for customers and effectively leveraging acquisitions and partnerships. For example, NatWest Group has invested in a number of fintech ventures, including Mettle, Rooster Money, Boxed and Cushon.
Cyberattack	There is a constantly evolving threat from cyberattacks which are increasing in terms of frequency, sophistication, impact and severity. This includes hostile attempts to gain access to and exploit potential vulnerabilities of IT systems including via malware. Any failure in NatWest Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, loss of data and associated reputational damage.	– NatWest Group continues to invest in additional capability to defend against threats including developing and evolving cybersecurity policies, procedures and controls that are designed to minimise the potential effect of such attacks. The focus is to manage the impact of the attacks and maintain services for NatWest Group's customers. This includes testing and proving cyber resilience capabilities via stress testing of NatWest Group's important business services.
Economic and interest rate volatility	Economic conditions could deteriorate, depending on factors including weak economic activity, volatility in interest rates, liquidity pressures, sharp falls in asset prices, escalating geopolitical tensions and concerns regarding sovereign debt or sovereign credit ratings. Any of these may have a materially adverse effect on NatWest Group's future financial prospects.	– A range of complementary approaches is used to mitigate the risks, such as targeted scenario analysis, stress tests, targeted customer reviews and reviews of risk appetite. Stress tests included completion of regulatory stress tests such as the Bank of England 2023/24 system-wide exploratory scenario as well as a range of internal scenarios.
Climate ambitions	NatWest Group's strategy relating to climate change, ambitions, targets and transition planning entails significant financial and non-financial risks and is unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.	– Recognising the delivery threats to some of NatWest Group's climate ambitions, which if they were to crystallise, would manifest themselves in the shape of financial and non-financial risks. NatWest Group plans to review its climate ambitions during 2025 in the context of the UK Committee on Climate Change's (UK CCC) Seventh Carbon Budget which is expected to be published on 26 February 2025 and the UK CCC's 2025 Progress Report which is due for release in the summer of 2025.
Operational risk scenarios	Operational risks are inherent in NatWest Group's businesses and a broad range of scenarios are considered. NatWest Group could be adversely impacted by scenarios including a failure to access current, complete, and accurate data, or disruption to services if a third-party service provider experienced any interruptions. These scenarios could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.	– NatWest Group devotes significant resources to third-party risk management. Focus areas include identifying critical-service suppliers, developing robust exit and contingency plans in the event of supply chain disruption, and ensuring appropriate monitoring and oversight of third party performance. – Effective and ethical use of data is critical to NatWest Group's goals, with continued focus on delivering our long-term data strategy alongside enhancing control and policy frameworks governing data usage.
Evolving regulation	NatWest Group's businesses are subject to substantial regulation and oversight, both of which are constantly evolving and may have an adverse impact on NatWest Group. Areas of ongoing regulatory focus include Basel 3.1 standards implementation, including the resulting effect on RWAs and models, as well as the FCA's Consumer Duty standards on consumer protection and the effective management of financial crime.	– NatWest Group constantly monitors regulatory change and works with the regulators to help shape those developments that materially impact NatWest Group, responding when necessary, either bilaterally or in partnership with one of the affiliated industry bodies. NatWest Group implements new regulatory requirements where applicable and uses frequent engagement meetings with regulators to discuss key regulatory priorities.

Risk overview continued

Emerging risk scenarios in focus in 2024	Description	Mitigants
Artificial intelligence	Innovations in artificial intelligence (AI), including generative AI, may rapidly transform and disrupt customer interactions, the industry and the economy. NatWest Group's ability to continue to deploy AI solutions and integrate AI in systems and controls will become increasingly important to retaining and growing business. There can be no certainty that NatWest Group's innovation strategy will be successful, and competitors may be more successful in implementing AI technologies, in turn, affecting industry competitive dynamics. Developments in AI may also result in increased model risk and rising levels of fraud.	– NatWest Group closely monitors developments in disruptive technologies, including AI. Strategy is developed as appropriate to leverage AI across NatWest Group with a focus on helping improve customer journeys, personalisation, colleague effectiveness and improved risk and capital management. Using AI safely and ethically is a key area of focus, alongside compliance with evolving AI regulation. This includes developing a robust set of controls for the use of AI models and tools across NatWest Group.
Biodiversity and nature loss	The risks arising from the loss and/or decline of the state of biodiversity and nature are uncertain but could negatively impact the global financial system. These risks may include the reduction of any aspect of biological diversity and other forms of environmental degradation such as air, water and land pollution, soil quality degradation and water stress. There is also increasing investor, regulatory and stakeholder scrutiny regarding how businesses address these risks.	– Using emerging industry guidance such as the Task Force on Nature-related Financial Disclosures framework, NatWest Group is seeking to further its understanding of nature-related risks. This includes how its business activities impact nature, the dependencies NatWest Group and its counterparties (including its suppliers) and customers have on nature, and the risks and opportunities nature can generate.
Digital currency	NatWest Group operates in markets which would be exposed to any developments in digital currency, including a UK central bank digital currency (CBDC). The Bank of England and His Majesty's Treasury are exploring the case and design for a CBDC, the digital pound. The introduction of new digital currencies, including a digital pound, could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group.	– NatWest Group maintains an Executive Steering Group on digital assets including overseeing developments and engagement on digital currencies, such as CBDCs. – NatWest Group engages with the UK Government and regulators on digital currency developments. This includes engagement with policymakers on a bilateral and industry level. For example, NatWest Group is represented on the Bank of England's CBDC Engagement Forum, and responds to relevant consultations, discussion papers and other publications.
Geopolitical risk	NatWest Group is exposed to risks arising from geopolitical events or political developments. Geopolitical tensions remain elevated and a range of potential scenarios and impacts are considered. This includes the potential impact of armed conflict, global trade and supply chain disruption, volatility in commodity prices, protectionist policies or trade barriers and state sponsored cyberattacks.	– NatWest Group closely monitors the geopolitical risk outlook and undertakes regular scenario analysis to understand the potential impacts and takes mitigating actions as required. This includes second and third order analysis of impacts, for example, through customers' supply chain disruption or disruption to third party providers.
Physical climate risk	Intensifying physical climate-related risks, including climate events, materially increasing in frequency and/or severity, results in direct impacts on property, infrastructure, supply chains, geopolitics and economic activity. This could lead to significant credit, market and/or non-financial risks and, if those risks are not mitigated, losses.	– NatWest Group continues to develop a range of climate scenario narratives that include increased focus on physical risks. These seek to explore the potential implications from the global warming already observed as a result of historical emissions and will inform short-term event driven physical risk modelling. The impact of possible climate tipping points, which could lead to large irreversible changes in the climate system, are also being explored.
Shadow banking	NatWest Group is exposed to vulnerabilities within shadow banking or market-based finance (MBF), given the interlinkages between UK banks and MBF. This includes the potential for stress events or shocks to financial markets.	– NatWest Group closely monitors exposure to shadow banking or MBF. An internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking or MBF is maintained. This includes effective reporting and governance in respect of such exposure.

Viability statement

In accordance with Provision 31 of the UK Corporate Governance Code, the Board is required to make a statement in the Annual Report and Accounts regarding NatWest Group's viability over a specified time horizon.

Considerations

In assessing NatWest Group's future viability, the Board considers a period of three years to be appropriate. The budget and business planning processes are based on a five-year horizon. However, a three-year period is considered more suitable given levels of uncertainty increase as the time horizon extends.

In assessing NatWest Group's viability over this time frame, the Board has considered a wide range of information including:

Strategic and financial outlook
– NatWest Group's business and strategic plans.
– Current capital position and projections over the relevant period.
– Liquidity and funding profile and projections over the relevant period.
– Internal scenarios and stress tests, which consider the material risks and uncertainties facing NatWest Group.
– The strategic, risk and financial outlook for the financial services sector.

Risk management and risk profile
– NatWest Group's enterprise-wide risk management framework (EWRMF) including the processes by which risks are identified and mitigated.
– NatWest Group's risk profile including any breaches of risk appetite and top

and emerging risks that could have a significant negative impact on NatWest Group's ability to operate.

Regulatory
– Mandatory regulatory requirements including activity related to the Bank of England 2023/24 system-wide exploratory scenario (SWES). In addition, completion of the Bank of England Internal Capital Adequacy Assessment Process (ICAAP) and the Internal Liquidity Adequacy Assessment Process (ILAAP).
– Regulatory requirements including in relation to the implementation of Basel 3.1 standards, CRDIV, operational resilience and the NatWest Group recovery plan.

Operating environment
– Consideration of the operating environment for NatWest Group including shifts in customer behaviour, developments in technology, economic trends and competitive factors.

Assessment

NatWest Group's business and strategic plans, which are reviewed and evaluated at least annually, provide long-term direction and assess resilience to a range of risks across the planning horizon. These plans include multi-year forecasts assessing NatWest Group's expected financial position throughout the planning period.

The 2024 financial performance of NatWest Group was also considered as part of the assessment. As at the 31 December 2024 this included:

– NatWest Group's robust capital position; CET1 ratio of 13.6% provides significant headroom above both NatWest Group's minimum requirements and its

maximum distributable amount threshold requirements.
– NatWest Group's strong liquidity and funding position; the liquidity portfolio of £222 billion, a robust liquidity coverage ratio of 150% and a net stable funding ratio of 137%.
– NatWest Group's tangible net asset value per share increased 13% to 329p and the UK Government shareholding reduced to 9.99%, as at 31 December 2024.

A suite of economic scenarios supports NatWest Group's financial planning processes. Stress testing is a key risk and financial management tool and is integrated with financial planning processes. It is used to quantify and evaluate the potential impact of material risks on the financial strength of NatWest Group, including its liquidity and capital position.

In 2024, a broad range of economic scenarios were designed to capture uncertainties and risks faced by NatWest Group. The scenarios were continuously refined and reviewed. This included benchmarking against external forecasts and regulatory guidance. These scenarios explored a range of risks and uncertainties including:

– Severe UK recession with a sharp rise in unemployment and large falls in asset prices including house prices.
– Lower than anticipated UK interest rates with severely stressed deposit and lending conditions.
– Consideration of a concurrent weakening of the NatWest Group's liquidity and funding position.
– Geopolitical risks including a sharp rise in energy prices, higher inflation and interest rates.

– Climate-related risks including elevated physical risks that force a speedy climate transition.

A combination of internal scenarios was used to examine going concern capital requirements on a forward-looking basis by assessing the resilience of capital adequacy and leverage ratios. The assessment includes assumptions about regulatory and accounting factors (such as IFRS 9). They also incorporate key assumptions on balance sheet and profit and loss drivers, such as deposits and RWAs, to demonstrate that NatWest Group maintains sufficient capital. Applying the scenarios to NatWest Group's capital, liquidity and funding positions did not result in a breach of any regulatory thresholds.

Consideration was given to the operational resilience of NatWest Group across a range of operational risk scenarios including IT infrastructure disruption, cyber, data integrity, third-party, people and premises. While NatWest Group has not been subject to a material cyberattack and operates a multi-layered system of defences, there is a possibility that a cyberattack could have a severe effect on operations. The evolving threat is continually monitored with a focus on managing the impact of any attack and sustaining availability of services for NatWest Group's customers. As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging risks. NatWest Group continues work to ensure regulatory requirements on operational resilience are met ahead of the FCA deadline of 31 March 2025. This includes ensuring that NatWest Group can remain within impact tolerance in the event of severe but plausible disruption to its operations.

Viability statement continued

Risks facing NatWest Group are identified and assessed according to the EWRMF which is outlined in the Risk overview section. The Board reviews and approves the EWRMF (including NatWest Group's risk appetite framework as a component thereof) and risk appetite for key risks, in accordance with the risk appetite framework.

Despite elevated economic and political uncertainty, NatWest Group's risk profile remained stable in 2024. Risk appetite is a key consideration in assessing the risk profile and the Board monitors the performance of NatWest Group against risk appetite for all principal risks outlined on pages 58 and 59. In 2024, there were no material breaches in risk appetite that were viewed as a threat to the viability of NatWest Group.

NatWest Group's top and emerging risks process also highlights risk scenarios that could have a significant negative impact on NatWest Group's ability to operate or deliver its strategy. In 2024, the Executive Risk Committee, the Board Risk Committee and the Board received regular reporting on top and emerging risks. The Board Risk Committee also engaged in focused horizon scanning sessions in 2024, to enable early identification and mitigation of top and emerging risks. Top and emerging risks are also a significant consideration in internal scenario planning as well as the ICAAP and ILAAP.

The Bank of England's SWES explored stressed financial market conditions and how market behaviour might interact to amplify shocks in UK financial markets. The SWES results were published by the Bank of England in November 2024. NatWest Group participated in the SWES with the results informing the Board's assessment of viability.

Reverse stress testing is also carried out to identify potential vulnerabilities in the business model. During 2024, reverse stress testing considered the impact of sustained income challenges and increased impairments in a severe recession scenario.

The NatWest Group recovery plan explains how NatWest Group would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis. The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group's financial condition. It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA. Fire drill simulations allow senior management to rehearse the responses and decisions that may be required in an actual stress event.

NatWest Group is impacted by a wide range of macroeconomic, political, regulatory, technological, social and environmental developments. The evolving operating environment presents opportunities and risks which NatWest Group continues to evaluate and adapt to.

Based on the factors outlined above, the current financial forecasts, including the strength of its capital and liquidity positions, and the management of NatWest Group's principal risks, including mitigating actions, the Board has a reasonable expectation that NatWest Group will be able to continue in operation and meet its liabilities over the three-year period of the assessment.



Non-financial and sustainability information statement

This non-financial and sustainability information statement provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

We integrate non-financial and sustainability information across the Strategic report, thereby promoting cohesive reporting of non-financial and sustainability matters.

Sustainability reporting frameworks and guidance

We monitor developments including in relation to metrics. In 2024, our focus included the UN Principles of Responsible Banking, Global Reporting Initiative (GRI) standards, Sustainability Accounting Standards Board (SASB) standards, and the Task Force on Climate-related Financial Disclosures (TCFD).

Further information on non-financial and sustainability matters can be found within our reporting suite.

– 2024 Sustainability Report
– 2024 Sustainability Datasheet
– 2024 Sustainability Basis of Reporting
– natwestgroup.com

Assurance Approach

NatWest Group plc appointed Ernst & Young LLP (EY) to provide independent assurance over certain sustainability metrics. These sustainability metrics are marked as limited assurance (LA) and reasonable assurance (RA) within this report and presented in the Sustainability Basis of Reporting and Datasheet. The assurance engagement was planned and performed in accordance with the International Standard on Assurance Engagements (UK) 3000 (July 2020) Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE (UK)3000 (July 2020)).

(RA) Metric subject to independent Reasonable Assurance by EY[1]

(LA) Metric subject to independent Limited Assurance by EY[1]

(1) This indicates that the data was subject to external independent limited/reasonable assurance by EY. Refer to natwestgroup.com for the Independent Assurance Report and 2024 Basis of Reporting.

An assurance report was issued and is available at natwestgroup.com. This report includes further details on the scope, respective responsibilities, work performed, limitations and conclusion.

Reporting requirement		Page references in this report	Relevant policy or document available at natwestgroup.com
Business model	– Our strategic framework and progress against strategic priorities	– 10 to 11	
	– Measuring our 2024 performance	– 12 to 13	
	– Our investment case	– 16	
	– Shareholder value	– 17	
	– Our business model	– 18 to 19	
	– Business performance	– 20 to 25	
	– Our stakeholders	– 28 to 29	
Our stakeholders	– Our stakeholders	– 28 to 29	
	– Section 172(1) statement	– 32 to 33	
Environment	– Adapting to market trends	– 26 to 27	Environmental, social and ethical policies
	– Risk overview	– 56 to 61	
	– Risk factors	– 408 to 426	

Non-financial and sustainability information statement continued

Reporting requirement		Page references in this report	Relevant policy or document available at natwestgroup.com
Our colleagues	– Our colleagues – Supporting colleague wellbeing – Responsible business – diversity, equity and inclusion	– 35 to 36 – 37 – 41 to 42	Our code of conduct
Governance	– Section 172(1) statement – Governance and remuneration – Governance at a glance – Diversity in the boardroom – Directors' remuneration report – Report of the directors – Statement of directors' responsibilities	– 32 to 33 – 80 to 170 – 86 – 87 – 126 to 145 – 166 to 169 – 170	Boardroom Inclusion Policy
Social matters	– Our strategic framework and progress against strategic priorities – Measuring our 2024 performance – Our business model – Business performance – Our stakeholders – Our colleagues – Supporting colleague wellbeing – Responsible business – diversity, equity and inclusion	– 10 to 11 – 12 to 13 – 18 to 19 – 20 to 25 – 28 to 29 – 35 to 36 – 37 – 41 to 42	Supplier Charter
Respect for human rights	– Responsible business – Respecting human rights	– 39	Human Rights Position Statement
Anti-bribery and corruption (ABC)	– Responsible business – how we operate – Risk overview – Risk and capital management – Compliance and conduct risk – Financial crime risk	– 38 to 39 – 56 to 61 – 172 to 176 – 267 – 268	Financial crime statement
Risk management	– Risk overview – Risk and capital management – Risk factors	– 56 to 61 – 171 to 277 – 408 to 426	Environmental, social and ethical policies
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006	– A description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities. – A description of how the company identifies, assesses, and manages climate-related risks and opportunities. – A description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process. – A description of (i) the principal climate-related risks and opportunities arising in connection with the company's operations, and (ii) the time periods by reference to which those risks and opportunities are assessed. – A description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy. – An analysis of the resilience of the company's business model and strategy, taking into account consideration of different climate-related scenarios. – A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets. – The key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based.	– 90 and 50 – 53 – 53 – 44 to 49 and 51 to 54 – 51 to 52 – 52 – 44-46, 48 and 54 – 44 and 54	2024 Sustainability Report

NatWest Group plc 2024 Annual Report and Accounts

🏠 | **Strategic report** | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information | **66**



CASE STUDY

Succeeding with customers through expert support

Backing UK business
through our Accelerator

Our Accelerator Programme gives entrepreneurs free support to expand their businesses. Jayden Patel, CEO and co-founder of Aquaint, shares how the programme is helping him to reach his goal of streamlining the hospitality sector.

After co-founding Aquaint to improve workflow management in the food industry, Jayden joined the NatWest Accelerator for support with scaling up his business.

'It seemed like a great opportunity to network,' Jayden explains, 'I've joined an established community of like-minded entrepreneurs and gained access to industry experts.'

On the programme, entrepreneurs receive expert group and one-to-one coaching from our experienced acceleration managers to help them set goals and track progress, as well as support with developing important business skills such as pitching.

'The support from our Acceleration Manager Jess has been invaluable. She's encouraged us with reaching our goals, helped us navigate and embrace change, and is a consistent reminder of how far we're progressing as a company.'

After a successful year on the Accelerator Programme growing his business, Jayden is now one of our High-growth Business Banking customers with access to further dedicated support. 'Our Relationship Manager Neil has really helped us get to grips with the funding landscape to help us raise money and expand.'

'The support we've received from NatWest goes beyond finances – Neil and Jess have leveraged their expertise and connected us with other businesses to boost our brand.'







Top: Jayden Patel (left) working with NatWest Group Acceleration Manager Jess Grocutt (right).

Bottom left: Rohan Patel (left), Jayden Patel (middle) and Sunil Patel (right) of Aquaint talking strategy.

Bottom right: NatWest Group Relationship Manager Neil Brophy (left) with Jayden (right).







Financial review

Group Chief Financial Officer's review



'We have delivered a strong performance in 2024 with a RoTE of 17.5% and income excluding notable items exceeding our guidance at £14.6 billion. We remain focused on cost discipline and have achieved our cost target to be broadly stable, excluding the impact of increased bank levies and costs in relation to a retail share offering. Levels of default remain stable at low levels. We have strong growth in net lending and customer deposits across our businesses and the CET1 ratio was within our targeted range at 13.6%.'

Financial performance

Total income decreased by 0.3% to £14.7 billion compared with 2023 largely due to foreign exchange recycling gains in 2023. Total income excluding notable items of £14.6 billion was 2.2% higher than the prior year principally reflecting deposit margin expansion, lending growth and strong customer activity in capital markets partially offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances. Full year 2024 NIM of 2.13% was 1 basis point higher than 2023 primarily due to deposit margin expansion and higher deposit balances partially offset with asset margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.

Total operating expenses were £153 million higher than 2023. Other operating expenses were £213 million (2.8%) higher, or excluding a £102 million increase in bank levies and £24 million of costs in relation to a retail share offering, were 1.1% higher and in line with our guidance. The increase was principally driven by higher staff costs due to inflation and severance costs partially offset by savings from the ongoing simplification of our business and lower costs in relation to our withdrawal from the Republic of Ireland.

FTE[1] reduced by 3% to c.59,200 in the year principally reflecting the transformation of our Retail Banking business and our withdrawal from the Republic of Ireland.

A net impairment charge of £359 million, or 9 basis points of gross customer loans, with stable levels of default across the portfolio. Compared with 2023, our ECL provision decreased by £0.2 billion to £3.4 billion and our ECL coverage ratio has decreased from 0.93% to 0.83%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.7% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we continue to assess this position regularly.

As a result, we are pleased to report an attributable profit for 2024 of £4.5 billion, with earnings per share of 53.5 pence and a RoTE of 17.5%, the profit for the year includes a deferred tax asset benefit of £232 million, before UK Group and loss relief adjustments which are partially offset by the current tax charge.

Net loans to customers excluding central items increased by £12.9 billion in the year largely reflecting £10.0 billion of growth in Commercial & Institutional due to an increase in term loan facilities and growth in Corporate & Institutions, net of £2.0 billion of UK Government scheme repayments; and a £3.2 billion increase in Retail Banking, including £2.2 billion in respect of the Metro Bank mortgage portfolio acquisition.

Up to 31 December 2024 we have provided £93.4 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A- and B-rated residential properties between 1 January 2023 and the end of 2025. During 2024 we provided £31.5 billion climate and sustainable funding and financing, which included £3.5 billion in lending for EPC A- and B-rated residential properties.

Customer deposits excluding central items increased by £12.2 billion during 2024 to £431.3 billion principally reflecting £6.8 billion growth in Retail Banking, as an increase in savings was partly offset by a reduction in current account balances, and a £4.7 billion increase in Private Banking due to savings balances partially offset by a reduction in current account and term balances. Commercial & Institutional balances increased £0.7 billion over the year primarily reflecting growth within Commercial Mid-market partially offset by a reduction in Corporate & Institutions. Term balances have remained broadly stable throughout 2024 and compared to the end of 2023 at 16% of the book.

TNAV per share increased by 37 pence in the year to 329 pence primarily reflecting the attributable profit for the period partially offset by the impact of distributions.

The CET1 ratio of 13.6% was 20 basis points higher than 2023 principally reflecting the attributable profit, c.240 basis points partially offset by distributions deducted from capital of c.220 basis points.

RWAs increased by £0.2 billion during 2024 to £183.2 billion principally reflecting lending growth, the annual update to operational risk and £0.9 billion in relation to the Metro Bank mortgage portfolio partially offset by RWA management reduction of £6.8 billion.

Katie Murray
Group Chief Financial Officer

---

(1) Full Time Equivalent is permanent and fixed-term contract resource directly employed by NatWest Group; excludes Managed Service Workers and other contractors. Each full-time employee is one FTE, with part-time employees recorded based on hours worked.

Financial summary

Performance key metrics and ratios	Year ended or as at		
	2024	2023	Variance
Total income	**£14,703m**	£14,752m	(0.3%)
Notable items within total income (1)	**£55m**	£413m	nm
Total income excluding notable items (1)	**£14,648m**	£14,339m	2.2%
Net interest margin (1)	**2.13%**	2.12%	1bps
Average interest earning assets (1)	**£529bn**	£521bn	1.5%
Cost:income ratio (excl. litigation and conduct) (1)	**53.4%**	51.8%	1.6%
Loan impairment rate (1)	**9bps**	15bps	(6bps)
Profit attributable to ordinary shareholders	**£4,519m**	£4,394m	2.8%
Total earnings per share attributable to ordinary shareholders – basic	**53.5p**	47.9p	5.6p
Return on tangible equity (RoTE) (1)	**17.5%**	17.8%	(0.3%)
Climate and sustainable funding and financing (2)	**£31.5bn**	£29.3bn	7.5%
Balance sheet			
Total assets	**£708.0bn**	£692.7bn	2.2%
Loans to customers – amortised cost	**£400.3bn**	£381.4bn	5.0%
Loans to customers excluding central items (1,3)	**£368.5bn**	£355.6bn	3.6%
Loans to customers and banks – amortised cost and FVOCI	**£410.2bn**	£392.0bn	4.6%
Total impairment provisions (4)	**£3.4bn**	£3.6bn	(5.6%)
Expected credit loss (ECL) coverage ratio	**0.83%**	0.93%	(10bps)
Assets under management and administration (AUMA) (1)	**£48.9bn**	£40.8bn	19.9%
Customer deposits	**£433.5bn**	£431.4bn	0.5%
Customer deposits excluding central items (1,3)	**£431.3bn**	£419.1bn	2.9%

Liquidity and funding	Year ended or as at		
	2024	2023	Variance
Liquidity coverage ratio (LCR)	**150%**	144%	6%
Liquidity portfolio	**£222bn**	£223bn	(0.4%)
Net stable funding ratio (NSFR)	**137%**	133%	4%
Loan:deposit ratio (excl repos and reverse repos) (1)	**85%**	84%	1%
Total wholesale funding	**£86bn**	£80bn	7.5%
Short-term wholesale funding	**£33bn**	£28bn	17.9%
Capital and leverage			
Common Equity Tier 1 (CET1) ratio (5)	**13.6%**	13.4%	20bps
Total capital ratio (5)	**19.7%**	18.4%	130bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	**14.3%**	14.2%	10bps
Risk-weighted assets (RWAs)	**£183.2bn**	£183.0bn	0.1%
UK leverage ratio	**5.0%**	5.0%	–
Tangible net asset value (TNAV) per ordinary share (1,7)	**329p**	292p	37p
Number of ordinary shares in issue (millions) (7)	**8,043**	8,792	(8.5%)

(1) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(2) NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Climate and sustainable funding and financing, as defined in our CSFFI criteria, represents only a relatively small proportion of our overall funding and financing.

(3) Central items includes treasury repo activity and Ulster Bank Republic of Ireland.

(4) Includes £0.1 billion relating to off-balance sheet exposures (31 December 2023 – £0.1 billion).

(5) Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.

(6) The pro forma CET1 ratio at 31 December 2024 excludes foreseeable item of £1,249 million for ordinary dividends. (31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million other foreseeable charges).

(7) The number of ordinary shares in issue excludes own shares held.

Financial summary continued

Income – continuing operations

	2024	2023	Variance	
	£m	£m	£m	%
Interest receivable (1)	**25,187**	21,026	4,161	19.8
Interest payable (1)	**(13,912)**	(9,977)	(3,935)	39.4
Net interest income	**11,275**	11,049	226	2.0
Net fees and commissions	**2,467**	2,330	137	5.9
Income from trading activities	**825**	794	31	3.9
Other operating income	**136**	579	(443)	(76.5)
Non-interest income	**3,428**	3,703	(275)	(7.4)
Total income	**14,703**	14,752	(49)	(0.3)
Total income excluding notable items	**14,648**	14,339	309	2.2

Notable items within total income		
Commercial & Institutional		
Own credit adjustments (OCA)	**(9)**	(2)
Tax interest on prior periods	**-**	3
Central items & other		
Liquidity Asset Bond sale losses	**-**	(43)
Share of associate gains/(losses) for Business Growth Fund	**21**	(4)
Property strategy update	**-**	(69)
Interest and foreign exchange management derivatives not in hedge accounting relationships	**150**	79
Foreign exchange recycling (losses)/gains	**(76)**	484
Tax interest on prior periods	**(31)**	(35)
	55	413

nm = not meaningful

(1)   Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

- Total income decreased by 0.3% to £14,703 million compared with 2023. Total income excluding notable items was £14,648 million, or 2.2%, higher than 2023 driven by deposit margin expansion, lending growth and strong customer activity in capital markets partially offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.

- Net interest margin (NIM) of 2.13% was 1 basis point higher than 2023 primarily due to deposit margin expansion and higher deposit balances partially offset with asset margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.

- Interest receivable was materially above the prior year reflecting the impact of a higher rate environment. The increase in interest payable reflects the offsetting impact of the pass-through of the rate increases on interest-bearing deposit balances and the migration of balances from non-interest bearing to interest-bearing and term deposits.

- Net interest income was £226 million higher than 2023 benefitting from deposit margin expansion partially offset by the change in deposit mix from non-interest bearing to interest bearing and lower deposit balances.

- Net fees and commissions increased £137 million to £2,467 million compared with 2023, largely due to higher lending and financing fees in relation to volume growth and higher payment services fees within Commercial & Institutional, and higher AUMA balances driving an increase in investment fee income coupled with higher Banking, Lending and AUMA transactional fees within Private Banking.

- Income from trading activities of £825 million increased £31 million, or 3.9% primarily due to strong customer activity in markets trading and capital markets underwriting income in Commercial & Institutional, partially offset with movements due to foreign exchange risk management derivatives not in hedge accounting relationships and Treasury volatility.

- Other operating income was £443 million lower for the year principally reflecting foreign exchange recycling gains in 2023 not repeated in 2024.

Financial summary continued

Operating expenses – continuing operations

	2024	2023	Variance	
	£m	£m	£m	%
Staff expenses	**3,997**	3,839	158	4.1
Premises and equipment	**1,211**	1,153	58	5.0
Other administrative expenses	**1,588**	1,715	(127)	(7.4)
Depreciation and amortisation	**1,058**	934	124	13.3
Other operating expenses	**7,854**	7,641	213	2.8
Litigation and conduct costs	**295**	355	(60)	(16.9)
Operating expenses	**8,149**	7,996	153	1.9

- Staff expenses were £158 million, or 4.1%, higher than 2023 primarily due to wage inflation and planned redundancy costs, including the closure of operations in Poland, partially offset by customer journey simplification, automation, and resource management.
- Premises and equipment costs of £1,211 million were £58 million higher than 2023 primarily due to property provisions and technology contract costs, offset by lower utilities costs and a smaller property footprint.
- Other administrative expenses decreased £127 million in 2024 driven by a reduction in managed services costs, lower costs due to our continued withdrawal from the Republic of Ireland offset by an increase in bank levies and £24 million of costs in relation to a retail share offering.
- Depreciation and amortisation of £1,058 million was £124 million higher than 2023 due to the continued pivot towards future technology-led transformation activity.
- Litigation and conduct costs of £295 million represent the net impact of a number of remediation and litigation matters concluding, including the US Department of Justice independent monitoring costs and existing customer redress programme costs paid during the year. Refer to Note 20 and 25 to the consolidated financial statements for additional information on other litigation and conduct matters.

Tax – continuing operations

	2024	2023
	£m	£m
Tax charge	**(1,465)**	(1,434)
UK corporation tax rate	**25.0%**	23.5%
Effective tax rate	**23.7%**	23.2%

A tax charge of £1,465 million for the year ended 31 December 2024 arises rather than the expected charge of £1,549 million based on the UK corporation tax rate of 25%. The lower tax charge primarily reflects tax credits for the re-recognition of previously impaired deferred tax assets on brought forward tax losses in the UK and the Netherlands. These have been partially offset by the UK banking surcharge and various other non-tax deductible expenses. Refer to Note 7 to the consolidated financial statements for further details.

Impairments – continuing operations

	2024	2023	Variance	
	£m	£m	£m	%
Loans - amortised cost and FVOCI	**410,225**	392,040	18,185	4.6
ECL provisions	**3,425**	3,645	(220)	(6.0)
ECL provisions coverage ratio	**0.83%**	0.93%	(0.10%)	(10.8)
Impairment (releases)/losses				
ECL charge [1]	**359**	578	(219)	(37.9)
Amounts written off	**654**	319	335	105.0

(1) The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

Compared with 2023, our ECL provision decreased by £0.2 billion to £3.4 billion and our ECL coverage ratio has decreased from 0.93% to 0.83%. Amounts written off increased by £335 million to £654 million and we retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.7% of total impairment provisions.

A net impairment charge of £359 million, or 9 basis points of gross customer loans, primarily reflects continued stable levels of default across the portfolio.

Profit for the year

	2024	2023	Variance	
	£m	£m	£m	%
Operating profit before tax	**6,195**	6,178	17	0.3
Tax charge	**(1,465)**	(1,434)	(31)	2.2
Profit from continuing operations	**4,730**	4,744	(14)	(0.3)
Profit/(loss) from discontinued operations, net of tax	**81**	(112)	193	172.3
Profit for the year	**4,811**	4,632	179	3.9
Attributable to:				
Ordinary shareholders	**4,519**	4,394	125	2.8
Paid-in equity holders	**283**	242	41	16.9
Non-controlling interests	**9**	(4)	13	nm

nm = not meaningful

Attributable profit to ordinary shareholders of £4,519 million was £125 million, or 2.8%, higher than 2023 primarily due to a lower impairment charge partially offset by higher costs largely attributable to inflationary pressures.

Financial summary continued

Summary consolidated balance sheet as at 31 December 2024

	2024	2023	Variance	
	£m	£m	£m	%
Assets				
Cash and balances at central banks	**92,994**	104,262	(11,268)	(11)
Trading assets	**48,917**	45,551	3,366	7
Derivatives	**78,406**	78,904	(498)	(1)
Settlement balances	**2,085**	7,231	(5,146)	(71)
Loans to banks - amortised cost	**6,030**	6,914	(884)	(13)
Loans to customers - amortised cost	**400,326**	381,433	18,893	5
Other financial assets	**63,243**	51,102	12,141	24
Other assets (including intangible assets)	**15,984**	17,276	(1,292)	(7)
Total assets	**707,985**	692,673	15,312	2
Liabilities				
Bank deposits	**31,452**	22,190	9,262	42
Customer deposits	**433,490**	431,377	2,113	0
Settlement balances	**1,729**	6,645	(4,916)	(74)
Trading liabilities	**54,714**	53,636	1,078	2
Derivatives	**72,082**	72,395	(313)	(0)
Other financial liabilities	**61,087**	55,089	5,998	11
Subordinated liabilities	**6,136**	5,714	422	7
Notes in circulation	**3,316**	3,237	79	2
Other liabilities	**4,601**	5,202	(601)	(12)
Total liabilities	**668,607**	655,485	13,122	2
Total equity	**39,378**	37,188	2,190	6
Total liabilities and equity	**707,985**	692,673	15,312	2
Tangible net asset value per ordinary share (1)	**329p**	292p	37p	13%

(1) Tangible net asset value per ordinary share is tangible equity divided by the number of ordinary shares.

– Total assets of £708.0 billion as at 31 December 2024 increased by £15.3 billion, 2%, compared with 31 December 2023. This was primarily driven by increases in loans to customers and other financial assets partially offset by a decrease in cash and balances at central banks and settlement balances.

– Cash and balances at central banks decreased by £11.3 billion mainly due to on-going liquidity management and direct share buybacks partially offset by net customer funding surplus.

– Other financial assets increased by £12.1 billion mainly as a result of net bonds activity of £6.6 billion and an increase in Commercial & Institutional, £4.8 billion, mainly driven by trading strategy to purchase new bonds and treasury bills.

– Derivative assets decreased by £0.5 billion, 1%, to £78.4 billion and liabilities decreased by £0.3 billion to £72.1 billion. These movements were driven by a net decrease in exchange rate and interest rate trading books largely reflecting exchange rate volatility across major currencies including the strengthening of USD in Q4 2024, and variations in interest rates across different currencies and tenors.

– Total loans to customers increased by £18.9 billion to £400.3 billion, primarily reflecting £10.0 billion growth in Commercial & Institutional attributable to strong funds lending, term loan facility lending and supply chain financing and a £5.9 billion increase in Treasury mainly due to higher reverse repos and a £3.2 billion increase in Retail Banking largely driven by the Metro Bank mortgage book acquisition and growth in the credit cards business.

– Total loans to banks decreased by £0.9 billion, 13%, to £6.0 billion due to lower Commercial & Institutional nostro balances and the reclassification of the cash ratio deposit to cash and balances at central banks, partially offset by an increase in reverse repos.

– Customer deposits increased by £2.1 billion reflecting £6.8 billion growth in Retail Banking's share of a growing deposits and savings market, partially offset by lower current accounts, £4.7 billion increase in Private Banking and £0.7 billion in Commercial & Institutional partially offset by a £10.3 billion decrease in customer facing repos and matured deposits.

– Bank deposits increased by £9.3 billion mainly due to higher repo activity.

– Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £6.0 billion, to £61.1 billion.

– Subordinated liabilities have increased by £0.4 billion, 7%, to £6.1 billion due to new issuances partially offset by redemptions.

– Other liabilities decreased by £0.6 billion, 12%, to £4.6 billion mainly due to lower financial guarantees and provision utilisations.

– Total equity increased by £2.2 billion, 6%, to £39.4 billion, driven by higher profit for the year of £4.8 billion offset by dividends paid of £1.8 billion and shares repurchased in the year of £2.2 billion.

Segment performance

Segmental summary income statements

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Continuing operations					
Net interest income	5,233	645	5,339	58	11,275
Own credit adjustments	–	–	(9)	–	(9)
Other non-interest income	417	324	2,627	69	3,437
Total income	5,650	969	7,957	127	14,703
Direct expenses	(777)	(255)	(1,537)	(5,285)	(7,854)
Indirect expenses	(2,050)	(458)	(2,581)	5,089	–
Other operating expenses	(2,827)	(713)	(4,118)	(196)	(7,854)
Litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Operating expenses	(2,937)	(716)	(4,274)	(222)	(8,149)
Operating profit/(loss) before impairment losses/releases	2,713	253	3,683	(95)	6,554
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
Total income excluding notable items	5,650	969	7,966	63	14,648
Return on tangible equity [1]	na	na	na	na	17.5%
Return on equity [1,2]	19.9%	14.2%	17.2%	nm	na
Cost:income ratio (excl. litigation and conduct) [1]	50.0%	73.6%	51.8%	nm	53.4%
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Average interest earning assets (£bn)	222.0	26.9	246.8	nm	529.3
Net interest margin [1]	2.36%	2.40%	2.16%	nm	2.13%
Third party asset rate [1]	4.02%	5.05%	6.64%	nm	nm
Third party customer funding rate [1]	(2.05%)	(3.13%)	(1.90%)	nm	nm

nm = not meaningful, na = not applicable.
For the notes to this table, refer to the following page.

NatWest Group plc 2024 Annual Report and Accounts ⌂ | Strategic report | **Financial review** | Governance and remuneration | Risk and capital management | Financial statements | Additional information | **74**

Segment performance continued

Segmental summary income statements continued

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Continuing operations					
Net interest income	5,496	710	5,044	(201)	11,049
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	435	280	2,379	611	3,705
Total income	5,931	990	7,421	410	14,752
Direct expenses	(815)	(255)	(1,510)	(5,061)	(7,641)
Indirect expenses	(1,896)	(421)	(2,357)	4,674	-
Other operating expenses	(2,711)	(676)	(3,867)	(387)	(7,641)
Litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Operating expenses	(2,828)	(685)	(4,091)	(392)	(7,996)
Operating profit before impairment losses	3,103	305	3,330	18	6,756
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178
Total income excluding notable items	5,931	990	7,420	(2)	14,339
Return on tangible equity [1]	na	na	na	na	17.8%
Return on equity [1,2]	23.8%	14.8%	15.4%	nm	na
Cost:income ratio (excl. litigation and conduct) [1]	45.7%	68.3%	52.1%	nm	51.8%
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Average interest earning assets (£bn)	222.2	27.1	244.4	nm	520.6
Net interest margin [1]	2.47%	2.62%	2.06%	nm	2.12%
Third party asset rate [1]	3.23%	4.54%	6.15%	nm	nm
Third party customer funding rate [1]	(1.42%)	(2.17%)	(1.40%)	nm	nm

nm = not meaningful, na = not applicable.

(1) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) NatWest Group's CET1 target is in the range of 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional tangible equity allocated at different rates of 13.4% for Retail Banking (2023 – 13.5%), 11.2% for Private Banking (2023 – 11.5%), and 13.8% for Commercial & Institutional (2023 – 14%), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions.
.

Segment performance continued

Retail Banking

Income statement	2024 £m	2023 £m	Variance £m	%
Net interest income	**5,233**	5,496	(263)	(4.8%)
Non-interest income	**417**	435	(18)	(4.1%)
Total income	**5,650**	5,931	(281)	(4.7%)
Other operating expenses	**(2,827)**	(2,711)	(116)	4.3%
Litigation and conduct costs	**(110)**	(117)	7	(6.0%)
Operating expenses	**(2,937)**	(2,828)	(109)	3.9%
Impairment losses	**(282)**	(465)	183	(39.4%)
Operating profit	**2,431**	2,638	(207)	(7.8%)
Performance ratios (1)				
Return on equity	**19.9%**	23.8%	(3.9%)	
Net interest margin	**2.36%**	2.47%	(0.11%)	
Cost:income ratio (excl. litigation and conduct)	**50.0%**	45.7%	4.3%	
Loan impairment rate	**13bps**	22bps	(9bps)	

Capital and balance sheet	2024 £bn	2023 £bn	Variance £bn	%
Loans to customers (amortised cost)				
- personal advances	**8.1**	8.1	-	-
- mortgages	**195.0**	193.1	1.9	1.0%
- cards	**7.0**	5.9	1.1	18.6%
Total loans to customers (amortised cost)	**210.1**	207.1	3.0	1.4%
Loan impairment provisions (2)	**(1.7)**	(1.9)	0.2	(10.5%)
Net loans to customers (amortised cost)	**208.4**	205.2	3.2	1.6%
Total assets	**232.8**	228.7	4.1	1.8%
Customer deposits	**194.8**	188.0	6.8	3.6%
Risk-weighted assets	**65.5**	61.6	3.9	6.3%

During 2024, Retail Banking delivered a return on equity of 19.9% and operating profit of £2.4 billion, with positive income and net interest margin momentum from the benefit of higher product structural hedge margins, partly offset by the impact of interest rate cuts during 2024. We supported customers with unsecured lending growth of £1.1 billion, or 7.9%, driven by our credit card proposition, and increased mortgage lending of £1.9 billion, or 1.0%, reflecting the acquisition of the Metro Bank mortgage portfolio and positive underlying growth in the second half of the year reflecting improved market conditions and increased demand.

Retail Banking provided £3.3 billion of climate and sustainable funding and financing in 2024 from lending on properties with an EPC rating of A or B.

— Total income was £281 million, or 4.7%, lower compared with 2023 reflecting asset margin compression, impact of the deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by benefit of higher product structural hedge margins.

— Net interest margin was 11 basis points lower than 2023 largely reflecting the factors noted above.

— Non-interest income of £417 million was £18 million, or 4.1%, lower than 2023 reflecting the impact of supplier inflation, partially offset by re-pricing activity.

— Other operating expenses were £116 million, or 4.3%, higher than 2023 reflecting the Bank of England Levy, higher severance and other non-staff costs, partially offset by a 9.8% reduction in headcount.

— An impairment charge of £282 million, compared with a £465 million charge in 2023, largely reflecting good book benefits, including post model adjustment releases, model updates and the impact of IFRS 9 multiple economic scenarios (MES) updates.

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) Excludes off-balance sheet ECL of £0.1 billion.

— Net loans to customers increased by £3.2 billion, or 1.6%, in 2024 driven by £1.9 billion higher mortgage balances including £2.2 billion related to the Metro Bank mortgage portfolio. Cards balances increased by £1.1 billion, or 18.6%, in 2024 and personal advances were in line with 2023.

— Customer deposits increased by £6.8 billion, or 3.6%, in 2024 reflecting growth in savings partly offset by a reduction in current account balances.

— RWAs increased by £3.9 billion, or 6.3%, in 2024 primarily due to book movements including the impact of the Metro Bank mortgage portfolio acquisition.

Segment performance continued

Private Banking

Income statement	**2024**	2023	Variance	
	£m	£m	£m	%
Net interest income	**645**	710	(65)	(9.2%)
Non-interest income	**324**	280	44	15.7%
Total income	**969**	990	(21)	(2.1%)
Other operating expenses	**(713)**	(676)	(37)	5.5%
Litigation and conduct costs	**(3)**	(9)	6	(66.7%)
Operating expenses	**(716)**	(685)	(31)	4.5%
Impairment releases/(losses)	**11**	(14)	25	(178.6%)
Operating profit	**264**	291	(27)	(9.3%)
Performance ratios (1)				
Return on equity	**14.2%**	14.8%	(0.6%)	
Net interest margin	**2.40%**	2.62%	(0.22%)	
Cost:income ratio (excl. litigation and conduct)	**73.6%**	68.3%	5.3%	
Loan impairment rate	**(6bps)**	8bps	(14bps)	
AUMA net flows (£bn) (1)	**3.2**	1.9	1.3	

Capital and balance sheet	**2024**	2023	Variance	
	£bn	£bn	£bn	%
Loans to customers (amortised cost)				
- personal	**1.7**	1.8	(0.1)	(5.6%)
- mortgages	**12.0**	12.3	(0.3)	(2.4%)
- other	**4.6**	4.5	0.1	2.2%
Total loans to customers (amortised cost)	**18.3**	18.6	(0.3)	(1.6%)
Loan impairment provisions	**(0.1)**	(0.1)	-	-
Net loans to customers (amortised cost)	**18.2**	18.5	(0.3)	(1.6%)
Total assets	**28.6**	26.9	1.7	6.3%
Assets under management (AUMs) (1)	**37.0**	31.7	5.3	16.7%
Assets under administration (AUAs) (1)	**11.9**	9.1	2.8	30.8%
Assets under management and administration (AUMA) (1)	**48.9**	40.8	8.1	19.9%
Customer deposits	**42.4**	37.7	4.7	12.5%
Loan:deposit ratio (excl. repos and reverse repos) (1)	**43%**	49%	(6%)	(12.2%)
Risk-weighted assets	**11.0**	11.2	(0.2)	(1.8%)

In 2024, Private Banking delivered an operating profit of £264 million and return on equity of 14.2%. We have continued to see strong customer engagement across our propositions, and this has resulted in an increase in AUMA balances of 19.9% in 2024 and strong deposit growth of 12.5%.

Private Banking provided £0.4 billion of climate and sustainable funding and financing in 2024, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

— Total income was £21 million, or 2.1% lower, than 2023 primarily reflecting the impact of deposit balance mix shift from non-interest bearing to interest bearing balances, which has been partly offset by income from higher deposit balances, deposit margin expansion and an increase in investment fee income from higher AUMA balances.
— Net interest margin was 22 basis points lower than 2023 largely reflecting the impact of deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by higher deposit balances and deposit margin expansion.
— Non-interest income of £324 million was £44 million, or 15.7%, higher than 2023 principally due to AUMA income growth of 12.7% from £237 million to £267 million which reflects higher AUMA balances.
— Other operating expenses were £37 million, or 5.5%, higher than 2023 primarily reflecting the Bank of England Levy, higher severance costs and higher investment spend.
— An impairment release of £11 million, compared with an £14 million charge in 2023, reflects higher good book releases, including benefits from post model adjustments, with Stage 3 charges remaining at low levels.

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

— Net loans to customers reduced £0.3 billion, or 1.6%, in 2024 largely driven by higher mortgage repayments offsetting gross new lending, and lower personal lending.
— Customer deposits increased by £4.7 billion, or 12.5%, in 2024 reflecting growth in instant access savings, including transitory inflows in Q4 2024, partly offset by a reduction in current account and term balances.
— AUMA of £48.9 billion increased by £8.1 billion in 2024 reflecting AUM net flows of £2.2 billion driven by strong client engagement, £0.6 billion AUA net flows, £0.4 billion Cushon net flows, and £4.8 billion of positive market movements.

Segment performance continued

Commercial & Institutional

Income statement	2024 £m	2023 £m	Variance £m	%
Net interest income	5,339	5,044	295	5.8%
Non-interest income	2,618	2,377	241	10.1%
Total income	7,957	7,421	536	7.2%
Other operating expenses	(4,118)	(3,867)	(251)	6.5%
Litigation and conduct costs	(156)	(224)	68	(30.4%)
Operating expenses	(4,274)	(4,091)	(183)	4.5%
Impairment losses	(98)	(94)	(4)	4.3%
Operating profit	3,585	3,236	349	10.8%

Performance ratios (1)	2024	2023	Variance	
Return on equity	17.2%	15.4%	1.8%	
Net interest margin	2.16%	2.06%	0.10%	
Cost:income ratio (excl. litigation and conduct)	51.8%	52.1%	(0.3%)	
Loan impairment rate	7bps	7bps	-	

Capital and balance sheet	2024 £bn	2023 £bn	Variance £bn	%
Loans to customers (amortised cost)				
- Business Banking	3.6	4.5	(0.9)	(20.0%)
- Commercial Mid-market	74.0	71.5	2.5	3.5%
- Corporate & Institutions	65.8	57.4	8.4	14.6%
Total loans to customers (amortised cost)	143.4	133.4	10.0	7.5%
Loan impairment provisions	(1.5)	(1.5)	-	-
Net loans to customers (amortised cost)	141.9	131.9	10.0	7.6%
Total assets	398.7	385.0	13.7	3.6%
Funded assets	321.6	306.9	14.7	4.8%
Customer deposits	194.1	193.4	0.7	0.4%
Loan:deposit ratio (excl. repos and reverse repos) (1)	72%	68%	4%	5.9%
Risk-weighted assets	104.7	107.4	(2.7)	(2.5%)

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2024, Commercial & Institutional continued to support customers with an increase in lending of 7.6% and delivered a strong performance in income and operating profit supporting a return on equity of 17.2%, an increase from 15.4% in 2023. We continued to see good client demand for lending and net interest margin expansion supporting overall improved profitability.

Commercial & Institutional provided £27.8 billion of climate and sustainable funding and financing in 2024 to support customers investing in the transition to net zero.

— Total income was £536 million, or 7.2%, higher than 2023 principally reflecting deposit margin expansion, customer lending growth and strong customer activity in capital markets underwriting and markets trading income.
— Net interest margin was 10 basis points higher than 2023 largely reflecting deposit margin expansion.
— Non-interest income was £241 million, or 10.1%, higher than 2023 principally driven by strong customer activity in markets trading and capital markets underwriting income, higher lending and financing fees in relation to volume growth and higher payment services fees.
— Other operating expenses were £251 million, or 6.5%, higher than 2023 reflecting the impact of inflationary increases in staff costs, continued investment in the business, introduction of the new Bank of England Levy and an increase in severance costs.
— An impairment charge of £98 million in 2024, compared with a £94 million charge in 2023, reflecting higher Stage 3 charges due to a small number of large counterparties partially offset by larger good book releases, including post model adjustments.

— Net loans to customers increased by £10.0 billion, or 7.6%, in 2024 principally due to growth within Corporate & Institutions and an increase in term loan facilities within Commercial Mid-market, partly offset by UK Government scheme repayments of £2.0 billion.
— Customer deposits increased by £0.7 billion, or 0.4%, in 2024 reflecting growth within Commercial Mid-market, partially offset by a reduction in Corporate & Institutions.
— RWAs decreased by £2.7 billion, or 2.5%, compared with 2023 primarily due to continued RWA management activity of £5.7 billion and risk parameter improvements, partly offset by increased operational risk and lending growth.

Segment performance continued

Central items & other

Income statement – continuing operations	2024 £m	2023 £m	Variance £m	%
Total income	127	410	(283)	(69.0%)
Operating expenses	(222)	(392)	170	(43.4%)
of which: Other operating expenses	(196)	(387)	191	(49.4%)
of which: Ulster Bank RoI direct expenses	(83)	(275)	192	(69.8%)
Impairment releases/(losses)	10	(5)	15	nm
Operating (loss)/profit	(85)	13	(98)	nm

Capital and balance sheet	2024 £bn	2023 £bn	Variance £bn	%
Net loans to customers (amortised cost)	31.8	25.8	6.0	23.3%
Customer deposits	2.2	12.3	(10.1)	(82.1%)
RWAs	2.0	2.8	(0.8)	(28.6%)

- Total income was £283 million lower than 2023 primarily reflecting notable items including foreign exchange recycling gains in 2023 partially offset with higher gains on interest and foreign exchange risk management derivatives not in hedge accounting relationships, higher business growth fund gains, lower losses on liquidity asset bond sales and losses associated with property lease terminations in 2023.
- Other operating expenses were £191 million, or 49.4%, lower than 2023 principally reflecting the reduction in cost due to our withdrawal of operations from the Republic of Ireland.

- Net loans to customers increased by £6.0 billion, or 23.3%, driven by reverse repo activity in Treasury.
- Customer deposits of £2.2 billion decreased by £10.1 billion in 2024 reflecting repo activity in Treasury.

Summary financial statements

Summary consolidated income statement

For the year ended 31 December 2024

	2024	2023	2022
	£m	£m	£m
Net interest income	**11,275**	11,049	9,842
Non-interest income	**3,428**	3,703	3,314
Total income	**14,703**	14,752	13,156
Operating expenses	**(8,149)**	(7,996)	(7,687)
Profit before impairment losses	**6,554**	6,756	5,469
Impairment losses	**(359)**	(578)	(337)
Operating profit before tax	**6,195**	6,178	5,132
Tax charge	**(1,465)**	(1,434)	(1,275)
Profit from continuing operations	**4,730**	4,744	3,857
Profit/(loss) from discontinued operations, net of tax	**81**	(112)	(262)
Profit for the year	**4,811**	4,632	3,595
Attributable to:			
Ordinary shareholders	**4,519**	4,394	3,340
Paid-in equity holders	**283**	242	249
Non-controlling interests	**9**	(4)	6
	4,811	4,632	3,595

Summary consolidated balance sheet

As at 31 December 2024

	2024	2023	2022
	£m	£m	£m
Cash and balances at central banks	**92,994**	104,262	144,832
Trading assets	**48,917**	45,551	45,577
Derivatives	**78,406**	78,904	99,545
Settlement balances	**2,085**	7,231	2,572
Loans to banks and customers - amortised cost	**406,356**	388,347	373,479
Other financial assets	**63,243**	51,102	30,895
Other and intangible assets	**15,984**	17,276	23,153
Total assets	**707,985**	692,673	720,053
Deposits	**464,942**	453,567	470,759
Trading liabilities	**54,714**	53,636	52,808
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	**141,034**	139,843	151,426
Other liabilities	**4,601**	5,202	5,346
Owners' equity	**39,350**	37,157	36,488
Notes in circulation	**3,316**	3,237	3,218
Non-controlling interests	**28**	31	8
Total liabilities and equity	**707,985**	692,673	720,053

NatWest Group's financial statements are prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Governance and remuneration

Our Board

Rick Haythornthwaite
Chair

Date of appointment: 8 January 2024 (Board), 15 April 2024 (Chair)



Rick is a highly experienced chair who combines a successful commercial career with a deep knowledge of financial services markets and technology, as well as a strong track record of delivery at significant customer-facing organisations. He has served as Chair of Mastercard Inc, Ocado Group plc, Arc International Holdings, Centrica plc and Network Rail Limited, and was a partner at Star Capital. Rick's past non-executive directorships include Globant S.A., Cookson plc, Lafarge S.A., Land Securities plc and ICI plc. Rick's chair experience extends to SMEs across industry sectors, including a fintech company, an industrial AI company, and a sustainability consultancy. Rick has been responsible for several high-profile business transformations and rescues, including as CEO of Invensys. Rick also led the Haythornthwaite Review of UK Armed Forces Incentivisation.

Rick is currently Chair of AA Limited, Senior advisory partner at Moelis & Co. and Visiting Fellow at the Saïd Business School, University of Oxford.

Paul Thwaite
Group Chief Executive Officer

Date of appointment: 25 July 2023



Paul was appointed Chief Executive Officer in July 2023. Prior to this, he was Chief Executive of the bank's Commercial & Institutional business, bringing together the teams that support NatWest's business customers, ranging from entrepreneurs and start-ups through to multi-nationals and financial institutions. Paul brings strong UK and international expertise in strategic and cultural transformation, scale leadership, balance sheet management and risk, and a sharp focus on customer experience. Throughout his executive and non-executive career, Paul has taken an active role in promoting talent, and building and leading inclusive teams across multiple regions, geographies and disciplines, to deliver performance for customers and wider stakeholders. He has over 30 years' experience in financial services having held senior roles within Wholesale, Corporate, International, Risk and Retail Banking, across the UK, Europe and US.

Paul is currently a Member of the Board of Trustees at the University of Manchester.

Katie Murray
Group Chief Financial Officer

Date of appointment: 1 January 2019



Katie has over 30 years' experience in financial services and accounting. She has worked extensively across the UK, Europe and Africa, primarily in the financial services industry; encompassing business transformation, capital management, investor relations, corporate development and financial planning. Katie co-sponsors NatWest's gender strategy and contributes to not-for-profit organisations such as 25x25. She is responsible for NatWest's climate transition plans and is a member of Accounting for Sustainability. Katie was appointed Group Chief Financial Officer of NatWest Group in January 2019, following senior roles as Director of Finance and Deputy CFO. Previously Katie was Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg, having held various roles across Old Mutual from 2002. Katie is a member of The Institute of Chartered Accountants of Scotland.

Katie is currently a non-executive director of Phoenix Group Holdings plc.

Mark Seligman
Senior Independent Director

Date of appointment: 1 April 2017 (Board), 1 January 2018 (Senior Independent Director)



Mark brings comprehensive financial services knowledge and substantial FTSE 100 board experience to the Board. A former senior investment banker and boardroom adviser, Mark contributes significant banking and corporate transformation expertise, alongside a range of customer and wider stakeholder engagement skills.

Mark has held various senior roles at Credit Suisse/BZW during his executive career, including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB. Mark has served as a non-executive director across a range of industry sectors, including BG Group plc, as Senior Independent Director of Kingfisher plc, and as Deputy Chairman of G4S plc. He has significant experience of chairing committees and as a Senior Independent Director.

Mark is currently Senior Independent Director of Smiths Group plc and Chair and trustee of The Brooklands Museum.

Board composition dashboard as at 31 December 2024[1]

(1) As at 31 December 2024 there were 11 directors on the Board.

Sex


55% 45%

- Female
- Male

Ethnicity


2

9

- Minority ethnic
- White

Age range


2

4

5

- 44-55
- 56-65
- 66-75

Our Board continued

Frank Dangeard
Independent non-executive director

Date of appointment: 16 May 2016


Re

Frank is a former investment banker and technology company CEO with substantial global board expertise. Frank's experience also encompasses key areas including customer experience, stakeholder engagement, ESG and risk. Frank's role as Chair of NatWest Markets Plc enables him to bring a unique perspective to Board debate. During his executive career, Frank held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg. Frank has also held several non-executive roles at Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS and Arqiva Group Limited. He was also Deputy Chairman and acting Chairman of Telenor ASA.

Frank is currently Chair of Gen Digital Inc., and a non-executive director of IHS Holding Limited and the Competition & Markets Authority. He is also Chair of the Advisory Board of STJ Advisors.

Roisin Donnelly
Independent non-executive director

Date of appointment: 1 October 2022


Re
S

Roisin brings extensive customer, marketing and branding experience to the Board as a result of her long executive career at Procter & Gamble where she was most recently Chief Marketing Officer for Procter & Gamble Northern Europe. She has a strong background in digital transformation and data and has significant experience of developing ESG strategies at board level. Roisin has previously served on several listed company boards, including HomeServe plc, Just Eat plc, Holland and Barrett Limited, and Bourne Leisure Limited. Roisin is NatWest Group's Consumer Duty Board Champion, and Chair of the NatWest Group Colleague Advisory Panel, which provides a valuable link to colleague and customer issues.

Roisin is currently non-executive director of Premier Foods plc and of The Sage Group plc; non-executive advisor of the Internet Advertising Bureau; member of the Digital Advisory Board, Coca-Cola Europacific Partners plc; and a Trustee of The British Heart Foundation.

Patrick Flynn
Independent non-executive director

Date of appointment: 1 June 2018


A
N
Ri

Patrick has significant retail and commercial banking experience, gained through an extensive executive career in the banking and insurance sectors. He has a background in complex organisational restructuring and technology transformation, alongside significant financial knowledge and expertise.

Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group for over eight years until May 2017. Prior to that, he worked for HSBC for 20 years. Patrick is a Fellow of Chartered Accountants Ireland.

Patrick is currently Senior Independent Director of Aviva plc.

Geeta Gopalan
Independent non-executive director

Date of appointment: 1 July 2024


A
Ri
S

Geeta brings substantial financial and banking expertise to the Board gained through her business leadership and management roles spanning commercial and retail financial services in the UK and internationally, as well as social investment and community development. She has a strong track record as a non-executive director, having served on boards across a variety of industries including Virgin Money UK plc, Dechra Pharmaceuticals Ltd, Ultra Electronics Plc, WiZink Bank S.A. and Vocalink. Geeta is also a Qualified Chartered Accountant of the Chartered Accountants Institute, India.

Geeta is currently non-executive director of Intrum AB; Senior Independent Director of Funding Circle Holdings plc and Auto Trader Group plc; and Trustee at The Old Vic Theatre.

Tenure: Chair and non-executive directors


4
5

- 0-3 years
- 3-6 years
- 6-9 years

Full Board average tenure: 3.9 years

Independence


1
2
8

- Chair
- Executive directors
- Independent non-executive directors

Board committees

- (A) Group Audit Committee (GAC)
- (N) Group Nominations and Governance Committee (N&G)
- (Re) Group Performance and Remuneration Committee (RemCo)
- (Ri) Group Board Risk Committee (BRC)
- (S) Group Sustainable Banking Committee (SBC)
- Solid background denotes Committee Chair

Our Board continued

Yasmin Jetha
Independent non-executive director

Date of appointment: 1 April 2020


S

Yasmin brings a wealth of retail banking and customer experience to the Board, as well as valuable technology and innovation insights. On 1 April 2020 Yasmin re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 to serve solely as a director of our key ring-fenced entities; she continues to serve on these boards in addition to the Board of NatWest Group plc.

During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she later became the Chief Operating Officer. Prior to that, Yasmin held various senior roles at Abbey National PLC, where latterly she served as an executive director on the Board.

Yasmin is currently non-executive director of Guardian Media Group plc and of Nation Media Group Limited.

Stuart Lewis
Independent non-executive director

Date of appointment: 1 April 2023


A
N
Ri

Stuart brings extensive risk management, financial services and regulatory experience to the Board gained during his executive career, predominantly at Deutsche Bank, where he served 10 years on the Management Board as Chief Risk Officer.

Stuart also brings practical board-level experience, having served on a number of boards and committees in both executive and non-executive capacities. He was previously a non-executive director of the London Stock Exchange Group plc. He was also previously a Member of the Foundation Board of the International Financial Risk Institute and served as Chair.

Stuart is currently non-executive director of Singapore Exchange Limited; Member of the Board of Trustees of the Global Association of Risk Professionals; and Visiting Professor in Practice in the Finance Department, London School of Economics.

Gill Whitehead
Independent non-executive director

Date of appointment: 8 January 2025


Ri
S

Gill has over 25 years' of executive experience in the consumer technology and media sectors having worked at Ofcom, Google, Channel 4 and the BBC. She is a Visiting Policy Fellow at the University of Oxford's Internet Institute. Her board experience spans FTSE 50 companies, public bodies, and sport.

Gill is a fellow of the Institute of Chartered Accountants of England and Wales. She has served as a non-executive director of the Financial Ombudsman Service and Camelot. She also previously served as Google UK's Senior Director of Client Solutions & Analytics. She has also worked in media at Channel 4 and the BBC in a variety of data and technology-driven leadership roles.

Gill is currently a non-executive director of Informa PLC and the British Olympic Association. She is also Chair of the Women's Rugby World Cup 2025.

Lena Wilson CBE
Independent non-executive director

Date of appointment: 1 January 2018


N
Re
Ri
S

Lena contributes significant knowledge and experience to the Board drawn from a broad executive and non-executive career. She has extensive transformation and development skills, with experience in enterprise, internationalisation, stakeholder management, ESG and general management.

Lena has been a FTSE 100 non-executive director for over 15 years and previously served on the boards of Scottish Power Renewables Limited and Intertek Group plc. She was also previously Chair of Picton Property Income Limited. During her executive career, Lena was Chief Executive of Scottish Enterprise and prior to that was Senior Investment Advisor to The World Bank.

Lena is currently Chair of FirstGroup plc; Visiting Professor, University of Strathclyde Business School; and a Member of the European Advisory Board of Workday Inc.



Jan Cargill
Chief Governance Officer and Company Secretary

Date of appointment: 5 August 2019

Jan is a chartered company secretary with over 30 years' corporate governance experience. She was appointed Chief Governance Officer and Company Secretary in 2019. Jan works closely with the Chair to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its committees.

She is responsible for advising the Board and individual directors on all governance matters.

Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute and has an INSEAD Certificate in Corporate Governance. On 18 December 2024, Jan was appointed as a Bank nominated Director of NatWest Pension Trustee Limited.

Former directors:

Howard Davies stood down as a director on 15 April 2024.

Executive management team

Paul Thwaite
Group Chief Executive Officer



Katie Murray
Group Chief Financial Officer



Keiran Foad
Group Chief Risk Officer



Robert Begbie
CEO, NatWest Commercial & Institutional



Solange Chamberlain
Group Director, Strategic Development



Emma Crystal
CEO, Private Banking



Nick Curle
Group Chief Audit Executive



David Lindberg[1]
CEO, Retail Banking



Scott Marcar
Group Chief Information Officer



Jen Tippin
Group Chief Operating Officer

The executive management team supports the Group Chief Executive Officer (CEO) in managing NatWest Group's businesses.

The team meets informally once a week and formally via the Group Executive Committee to support the CEO in discharging his individual accountabilities for NatWest Group. Further information on the responsibilities of the executive management team can be found on page 91.

Executive management team biographies are available at natwestgroup.com.

(1) David Lindberg will retire as CEO of Retail Banking to be replaced on an interim basis by Angela Byrne during February 2025.

Chair's introduction



'2024 was a significant year for the Board – undertaking detailed work to shape and approve the strategy, alongside agreeing a range of capital actions. Board and committee appointments during the year ensure we approach 2025 in a position of strength.'

Rick Haythornthwaite
Chair

📄 **Further information on the Board's principal areas of focus in 2024 can be found on pages 92 to 93.**

Dear Shareholder,

Welcome to the 2024 Corporate governance report, my first since being appointed Chair.

There were a number of changes in the composition of the NatWest Group plc Board during 2024, starting with the appointment of Paul Thwaite as permanent CEO in February 2024. My predecessor Howard Davies stepped down in April 2024, leaving with our good wishes and gratitude for his leadership of the Board since 2015. We welcomed Geeta Gopalan as a non-executive director in July 2024 and in December 2024 announced the appointment of Gill Whitehead. Both Geeta and Gill have since been appointed to various Board committees as noted on page 86. In September 2024, Roisin Donnelly joined the Group Performance and Remuneration Committee, further strengthening the skill set of the committee.

In July 2024 we announced Mark Seligman's intention not to seek re-election at the next AGM, and I am delighted Lena Wilson has been appointed to succeed him as Senior Independent Director, with effect from 1 April 2025. I am grateful to Mark for his dedication to NatWest during his tenure.

Given the recent appointments to the Board we also reviewed succession planning and committee composition during the year. More details on this can be found in the Group Nominations and Governance Committee report on pages 106 to 108. This was complemented by a comprehensive Board skills assessment undertaken in December 2024. The outputs of

this will help to ensure the Board is well placed in 2025 and beyond. Further information on the process and findings are available on page 87 of this report.

During the first half of the year, the Board, along with management, dedicated much time to preparing for the retail share sale announced by the previous UK Government in December 2023. While the share offering was delayed by the general election and then not pursued by the subsequent government, there were many useful lessons learned from the process which have been taken forward by management. The Board was also very pleased to note the continued reduction in the UK Government's shareholding during the year through other means. The Board approved participation in two direct buybacks of shares during the year, supporting our capital distributions strategy (more information is available in the s172(1) statement on pages 32 to 33).

In March 2024 the Board visited NatWest sites in India, meeting internal and external stakeholders in Gurugram and Bengaluru. The directors found the sessions very informative, and were particularly encouraged by the level of engagement from colleagues, and the opportunities discussed. You can read more about the visit on page 94.

The Board held three strategy sessions in 2024 focusing on how the bank can continue to best serve customers. Further information on this is available in the Strategic report (pages 32 and 33) and later in this report (page 98). The discussions were collaborative and constructive, supported by considered proposals developed by management. The Board will oversee

delivery of the strategy by the leadership team during 2025.

I would like to take this opportunity to thank my fellow directors for their continued contribution and commitment to NatWest Group during 2024. I would also like to note my thanks to Jan Cargill, our Company Secretary, who will be retiring shortly. Jan has worked at NatWest for 35 years, providing invaluable support to the Board and colleagues across the bank, and leaves with our best wishes. I look forward to working with her successor, Gary Moore, who takes up the role in February 2025.

Rick Haythornthwaite
Chair of the Board

13 February 2025

Principal areas of focus

- ✓ Purpose and strategy
- ✓ Stakeholder engagement
- ✓ Risk and controls
- ✓ Financial performance
- ✓ Legal and regulatory matters

Governance at a glance

Key activities in 2024

The strategy
Agreeing the future purpose and strategy of NatWest Group, including the required budget, capabilities and technology infrastructure.

Read more on pages 32 and 33

Visit to India
Undertaking a visit to NatWest Group's centres in Gurugram and Bengaluru in India, meeting colleagues and suppliers, and learning about the bank's local community engagement activities.

Read more on page 94

Risk management
Enhancing focus on the overall risk profile of each of our customer businesses.

Read more on page 117

Board effectiveness review
Appointing an external provider to undertake the annual effectiveness review of the Board and its committees.

Read more on pages 103 to 105

Board succession planning
Reviewing Board and committee membership and succession plans, and supporting Geeta Gopalan's induction.

Read more on pages 94 and 107

Capital distributions
Approving a range of capital distributions during 2024, including dividend payments, an on-market buyback programme and two directed buybacks.

Read more on page 33

Control environment oversight
Maintaining a continued focus on NatWest Group's control environment.

Read more on page 110

Climate oversight
Continuing to oversee climate matters, including progress against our climate ambitions.

Read more on page 90

Board and committee changes

2024
8 January
Rick Haythornthwaite joined as an independent non-executive director and Chair Designate.

16 February
Paul Thwaite was appointed permanent CEO.

15 April
Rick Haythornthwaite succeeded Howard Davies as Chair, and Howard stood down from the Board.

1 July
Geeta Gopalan was appointed as an independent non-executive director.

1 September
Roisin Donnelly joined the Group Performance and Remuneration Committee.

2025
1 January
Geeta Gopalan joined the Group Audit Committee, Group Board Risk Committee and Group Sustainable Banking Committee.

8 January
Gill Whitehead was appointed as an independent non-executive director, and joined the Group Board Risk Committee and Group Sustainable Banking Committee.

14 February
Jan Cargill will retire as Chief Governance Officer and Company Secretary, and Gary Moore will assume the role.

31 March
Mark Seligman will retire from the Board and as Senior Independent Director.

1 April
Lena Wilson will assume the role of Senior Independent Director.

Diversity in the boardroom

Board skills and experience

The Board conducted a comprehensive Board skills assessment in December 2024 using the BoardOutlook platform. This process evaluated the collective expertise and capabilities of the Board against the organisation's strategic priorities and governance needs, and the resulting data and analysis underpin the succession planning process.

By identifying critical and general skills areas, this enhanced skills assessment approach has provided valuable insights into the Board's strengths and opportunities for consideration by N&G and the Board. The findings, as reflected in the Board skills matrix below, will help to ensure that the Board remains well-equipped to navigate complex challenges, deliver long-term value creation and uphold the highest standards of governance.

Further information on the Board skills matrix can be found in the N&G report on page 106.

Board skills matrix 2024

Critical skills

Skill	Rating
Banking and financial services	●●●●●●●●○○○
Customer and partner	●●●●●○○○○○○
Risk management	●●●●●●●●○○○
Consumer digital	●●●●●●○○○○○
Strategy, innovation and disruption	●●●●●●●●○○○
Enterprise digital	●●○○○○○○○○○

General skills

Skill	Rating
Corporate governance	●●●●●●●●●●○
Major change and transformation	●●●●●●●●●○○
Regulatory engagement	●●●●●●●●○○○
Talent and leadership	●●●●●●●●○○○
Accounting and financial reporting	●●●●●●●○○○○
Remuneration	●●●●●●●○○○○
Mergers, acquisitions and divestments	●●●●●●●○○○○
Sustainability	●●●●●●○○○○○
CEO experience	●●●●●●○○○○○
Marketing, brand and communications	●●○○○○○○○○○

Dark circles represent **expert** or **advanced** levels of skills or experience

Board and executive management diversity disclosures

UK Listing Rule 6.6.6(10)

Sex

	Board members	% of the board	Number of senior positions on the board*	Number in executive management	% of executive management
Men	6	55	3	6	60
Women	5	45	1	4	40
Other categories	0	0	0	0	0
Not specified/prefer not to say	0	0	0	0	0

* Senior Board position is CEO, CFO, Chair or Senior Independent Director.

Ethnicity

	Board members	% of the board	Number of senior positions on the board*	Number in executive management	% of executive management
White British or other White (including minority-White groups)	9	82	4	7	70
Mixed/Multiple ethnic groups	0	0	0	0	0
Asian/Asian British	2	18	0	0	0
Black/African/Caribbean/Black British	0	0	0	0	0
Other ethnic group including Arab	0	0	0	0	0
Not specified/prefer not to say	0	0	0	3	30

* Senior Board position is CEO, CFO, Chair or Senior Independent Director.

UK Listing Rule 6.6.6(9)

Compliance

UK Listing Rules requirement	Outcome	Group's position at 31 December 2024
At least 40% of Board directors are women	Target met	45% of Board Directors were women
At least one senior Board position held by a woman*	Target met	The position of CFO is held by a woman
At least one Board Director from a minority ethnic background	Target met	Two Board Directors are from a minority ethnic background

(1) All data as at 31 December 2024 (the reference date).

(2) Data was collected via self-reporting methods – for Board Directors this was via email and for members of the executive management team it was collected via our HR system Workday.

(3) The Group CEO and Group CFO are members of both the Board and executive management and so are counted in both groups in the above tables.

(4) Changes since the reference date: Gill Whitehead joined the Board as an independent non-executive director on 8 January 2025. This appointment means that women's representation on the Board became 50% and representation of ethnic minorities became 17%.

* Senior Board position is CEO, CFO, Chair or Senior Independent Director.

Our boardroom inclusion policy aims to promote diversity and inclusion in our Board and committee composition via targets, which aspire to meet those set out in the UK Listing Rules, the FTSE Women Leaders Review and the Parker Review. A copy of the policy is available at natwestgroup.com.

UK Corporate Governance Code 2018

All directors are committed to observing high standards of corporate governance, business integrity and professionalism.

Throughout 2024, NatWest Group plc applied the Principles and complied with the Provisions of the 2018 UK Corporate Governance Code (the Code), with two exceptions for the period from 1 January to 30 April 2024. These related to:

Provision 17 – that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management positions, and oversee the development of a diverse pipeline for succession; and

Provision 33 – that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chair and executive directors.

The responsibilities set out in Provisions 17 and 33 were reserved for the Board until 30 April 2024. Effective from 1 May 2024, the Board approved certain delegations to its committees in order to simplify our governance framework, aligning with best practice and the requirements of the Code.

The Board noted that while oversight of executive succession would be delegated to N&G, the Board would still have opportunities to engage with potential executive successors.

In addition, RemCo would retain its ability to escalate performance and remuneration matters considered to require Board oversight. Board oversight of executive director and Chair pay would be provided through RemCo Chair reports.

The UK Listing Rules require companies to make a statement of how they have applied the Code's Principles, in a manner that would enable shareholders to evaluate how the Principles have been applied.

The table below cross-refers to relevant sections of this report which describe how we have applied the Principles and complied with the Provisions of the Code during 2024. The information referred to on this page supports our formal statement of compliance on page 163.

We have reviewed the requirements of the UK Corporate Governance Code 2024, which was published by the Financial Reporting Council in January 2024 (the 2024 Code). Appropriate and timely updates have been made and/or are in progress to our governance framework, policies and practices, in order to reflect the 2024 Code.

Board leadership and company purpose

– Our strategic framework (page 10)
– Our business model (pages 18 to 19)
– Principal areas of Board focus in 2024 (pages 92 to 93)
– Board oversight of strategy and culture (page 98)
– How the Board engaged with stakeholders (including our Colleague Advisory Panel) (pages 99 to 101)

Division of responsibilities

– Our governance framework (role and responsibilities of the Board and Board committees) (pages 89-90)
– Division of responsibilities (page 91)
– Subsidiary governance and ring-fencing (page 96)
– Board and committee membership and attendance (page 95 and relevant Board committee reports)
– Board policies and processes, including external appointments and time commitment (page 97)

Composition, succession and evaluation

– Directors' biographies and committee memberships (pages 81 to 83)
– Board composition dashboard as at 31 December 2024 (sex, ethnicity, age, tenure, independence) (pages 81 to 82)
– Board and Board committee changes in 2024 and 2025 (page 86)
– Board skills and experience, including the Board skills matrix (pages 87)
– Board composition and succession, including our boardroom inclusion policy (page 102)
– Board effectiveness review (pages 103 to 105)
– Group Nominations and Governance Committee report (Board appointments, executive succession) (page 106)
– UK Listing Rules Board and executive management diversity disclosures (page 87)

Remuneration

– Directors' remuneration report (page 126) (Group Performance and Remuneration Committee activity and decisions during 2024; remuneration policy for executive directors; wider workforce remuneration).

Audit, risk and internal controls

Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report and Accounts. The following sections are of particular relevance:

– Group Audit Committee report (page 109)
– Viability statement (page 62)
– Compliance report (page 163)
– Group Board Risk Committee report (page 115)

The Board regularly assesses the company's emerging and principal risks in a variety of ways including through review of the risk management report and dedicated training.

Details of the company's principal risks, procedures in place to identify top and emerging risks, and how these are managed or mitigated, can be found on pages 56 to 61 (Risk overview) and pages 171 to 277 (Risk and Capital Management).

Our governance framework

NatWest Group plc Board

– Is collectively responsible for promoting the long-term success of the company, driving shareholder value and Natwest Group's contribution to wider society.
– Establishes NatWest Group's strategy and leads the development of its culture.
– Provides leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed.

– Sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives.
– Is responsible for the allocation and raising of capital, and reviews business and financial performance.
– Ensures that the company's obligations to its shareholders and other key stakeholders are understood and met.

To assist in providing effective oversight and leadership, the Board has established the following committees:

 **(A)**

Group Audit Committee

– Assists the Board in discharging its responsibilities in relation to the disclosure of NatWest Group's financial and non-financial reporting.
– Reviews accounting and financial reporting and regulatory compliance and NatWest Group's system of internal controls.
– Monitors the processes for internal audit, risk management, external audit and whistleblowing.

Committee report on page 109.

 **(Ri)**

Group Board Risk Committee

– Provides oversight and advice to the Board on current and potential future risk exposures of NatWest Group; future risk profile; and the approval and effectiveness of the enterprise-wide risk management framework.
– Reviews NatWest Group's performance relative to risk appetite; the effectiveness of internal controls required to manage risk; and all material risk exposures.

Committee report on page 115.

 **(N)**

Group Nominations and Governance Committee

– Assists the Board in the appointment of directors and with Board committee composition.
– Reviews the structure, size and composition of the Board and approves appointments to the boards of principal and material regulated subsidiaries.
– Monitors NatWest Group's governance arrangements.
– Considers succession planning for the Board and senior management.

Committee report on page 106.

 **(Re)**

Group Performance and Remuneration Committee

– Responsible for the overview of NatWest Group's remuneration policy and the directors' remuneration policy, ensuring that arrangements are designed to promote the long-term success of NatWest Group.
– Approves pay and performance outcomes for executive directors and senior members of management.
– Approves the annual Group-wide bonus pool.

Committee report on page 126.

(S)

Group Sustainable Banking Committee

– Supports the Board in overseeing, supporting and challenging actions taken by management to run NatWest Group as a sustainable business, capable of generating long-term value for its stakeholders.
– Oversees the development and embedding of purpose; and how data, technology and innovation are used to support the customer.

Committee report on page 122.

Executive governance

The Group Executive Committee (ExCo) supports the CEO in discharging his responsibilities in managing NatWest Group's business day to day.

For further information on individual roles and responsibilities, see page 91.

Governance framework changes during 2024

The two Board Oversight Committees (BOCs) established in 2023 in connection with Customer Exits and the proposed Retail Share Offering were disbanded during 2024. The Board considered the ongoing need for each BOC and concluded that they were no longer required. This reflects the temporary, issue-focused nature of each BOC.

Further information

– Board and committee terms of reference are available at natwestgroup.com and are reviewed at least annually.
– The Board terms of reference include a formal schedule of matters specifically reserved for the Board's decision.
– Internal reviews confirmed the Board and its committees had fulfilled their remits as set out in their terms of reference during 2024.

Our governance framework continued

Climate governance

The governance structure for climate-related activities is embedded across the organisation. We continue to monitor the effectiveness of these arrangements to ensure that the risks and opportunities for the bank and our stakeholders are considered. The NatWest Group plc Board, subsidiaries, Board Committees, executive fora, cross-bank working groups and day-to-day decision-making all have a role to play in the delivery of this integrated governance approach.

Areas of Board and committee focus	Board	Audit Committee	Sustainable Banking Committee	Board Risk Committee	Performance & Remuneration Committee	Nominations & Governance Committee
Risk	✓	✓		✓	✓	
Opportunities	✓		✓		✓	
Progress against transition plan	✓	✓	✓	✓	✓	
Disclosures	✓	✓				
Education	✓	✓	✓			
Skills	✓					✓

Board and Board Committee responsibilities	
Board	Responsible for promoting the long-term sustainable success of NatWest Group, sets strategic aims, monitors and oversees the risks and opportunities presented by transition including strategic climate targets.
Audit Committee	Considers financial and non-financial disclosures and receives assurance regarding the robustness of controls supporting these disclosures.
Sustainable Banking Committee	Oversees actions being taken to run the bank as a sustainable business and progress against our climate ambition.
Board Risk Committee	Considers current and potential future climate risk exposures.
Performance & Remuneration Committee	Oversees link between climate strategy and remuneration.



February
– Budget approved including carbon budget allocations. **Board**
– Agreement of Executive Director (ED) remuneration scorecard measures for climate. **RemCo & Board**

July
– Spotlight on climate and nature risk. **BRC**
– **GAC & SBC** Teach-in on Financed Emissions Methodology.

October
– **Board** Teach-in on climate transition and maximising shareholder value through decarbonisation as annual Board training.

February 2025
– Annual Report & Accounts and Sustainability Report approved. **GAC & Board**
– 2025 Budget approved **Board**

Management information presented to every BRC meeting (climate & nature risk) and quarterly to SBC (climate opportunities and progress)

April
– **SBC** Update on customer opportunities and progress versus the climate transition plan.

September
– **SBC** Discussion on climate ambitions, progress on customer transition support and how these ambitions may evolve.

December
– Approval of climate and nature risk appetite, risk strategy and risk policy. Review of 2025 budget. **BRC & Board**
– Skills Matrix review including climate and nature skills and experience. **N&G & Board**
– Agreement of final performance assessment vs ED Climate targets. **RemCo**

Executive Governance

The Group CEO holds Joint Senior Manager Function accountability for identifying and managing financial risks from climate change, together with the Group Chief Risk Officer (Group CRO). The Executive team has delegated responsibility from the Group CEO for identifying and managing financial risks and opportunities from climate change and the execution of the transition plan. This is primarily delegated to the Chief Financial Officer (Group CFO), Group Chief Information Officer (Group CIO), Group Chief Operating Officer (Group COO), Group Director, Strategic Developments and the business CEOs.

The **Executive Committee** supports the Group CEO in managing NatWest's Group's businesses and operates under individual accountability. This is the primary body for oversight of the overall delivery of the climate transition plans and targets at a Group level. Additional Executive level committees operate under individual accountability to support relevant Executive Management Team members in discharging their individual accountabilities. These committees provide a forum for debate and challenge of the key issues set out in their Terms of Reference. These include the **Executive Risk Committee** which reviews and challenges all material risk exposures including operational, reputation and climate risk; **Executive Disclosure Committee** which reviews all material financial and non-financial disclosures, including climate disclosures; **Group Reputational Risk Committee** which considers the reputational impact of climate change actions and relevant Environmental, Social & Ethical Risk Policies; and **segment and function leadership teams** which manage delivery against allocated carbon budgets and associated targets.

Division of responsibilities

As at the date of publication of this report the Board has 12 directors, comprising the Chair, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director. Director biographies and details of the Board committees of which they are members can be found on page 81 to 83. Full biographies are available at natwestgroup.com.

Chair and CEO

The role of Chair is distinct and separate from that of the CEO and there is a clear division of responsibilities, with the Chair leading the Board and the CEO managing the business day to day.

Senior Independent Director

Throughout 2024 the Senior Independent Director Mark Seligman acted as a sounding board for the Chair, and as an intermediary for other directors when necessary. He was available to shareholders to discuss any concerns that are not resolved through standard communication with the Chair, CEO or other members of executive management. Mr Seligman also led the non-executive directors' year-end review of the Chair's performance, together with the Senior Independent Director of the ring-fenced bank.

Chief Governance Officer and Company Secretary

The Chief Governance Officer and Company Secretary works closely with the Chair to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board, its committees and management.

The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors' professional development.

Non-executive directors

Along with the Chair and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account.

The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group's business activities and ensures no one individual or small group of individuals dominates the Board's decision-making.

The Chair and non-executive directors meet without the executive directors present at the end of each Board meeting. The performance of the non-executive directors is evaluated annually as part of the Board effectiveness review and further details of the process undertaken can be found on pages 103 to 105.

Executive management

The executive management team supports the Group Chief Executive Officer in managing NatWest Group's businesses

Decisions at all executive level committees including the Group Executive Committee are made under individual accountability where decision-making authority lies with an individual (who usually chairs committee meetings) and committee members support the relevant individual in discharging their accountabilities. These committees provide a forum for debate and challenge of the key issues set out in their terms of reference. The role of members is to provide input, support and challenge to the decision maker, including on whether to recommend matters to Board committees and the Board.

The Group Executive Committee considers the delivery of strategy, financials, risk, and customer, colleague and operational issues affecting NatWest Group, as well as monitoring the implementation of cultural change. The executive management team also holds regular executive succession planning, talent and team effectiveness sessions.

Members of the executive management team also have individual accountabilities for their respective areas of responsibility and have committees to support them in discharging these accountabilities.

☐ **Details of the key responsibilities of the Chair, CEO, Senior Independent Director and non-executive directors are available at natwestgroup.com.**

☐ **The executive management team is detailed on page 84 and biographies are available at natwestgroup.com.**

Principal areas of Board focus in 2024



– At an ad hoc meeting, discussed interim updates on year-end disclosures and narrative and the 2024 Budget.
– Reviewed the results of an investor perception study.

– Considered the proposed approach to the strategy session in June 2024.
– Reviewed enhancements to NatWest Group's outsourcing framework, including approving changes to certain risk standards.
– Received training on liquidity and funding risk.
– At an ad hoc meeting, considered changes to the executive management team.

Key approvals
– Recalibration of certain risk appetite limits.
– Attestation of the ring-fenced bank's compliance with ring fencing rules in relation to the Commercial & Institutional business.
– Year 3 operational resilience self-assessment.

– At an ad hoc meeting, reviewed the latest versions of the prospectus and ancillary documents for the potential retail share offering.
– An ad hoc Board Committee meeting considered participation in a directed buyback of shares from HM Treasury and, on behalf of the Board, approved the purchase of c392m shares.

January | **February** | **March** | **April** | **May** | **June**

– Received training on directors' duties in the context of HMT's potential retail share offering.

Key approvals
– 2023 Annual Report and Accounts and associated documents.
– ESG disclosures report.
– Climate-related disclosures report and associated documents.
– 2023 Control Disclosure.
– 2024 Budget (including carbon budget allocations).
– Capital distributions, including a final ordinary dividend.
– Non-executive directors' independence;
– CEO appointment following consideration at an ad hoc meeting.

– Attended the Annual General Meeting.
– Considered NatWest Group's digital distribution strategy, progress and ambitions.
– Discussed NatWest Group's cash cycle, cash landscape and industry direction of travel.
– Considered customer complaint volumes and themes.
– Participated in training on unconscious bias.

Key approvals
– Q1 financial results.
– ILAAP and ICAAP submissions.
– Governance simplification measures.

– Held the first Board strategy session of the year.
– Discussed top and emerging risks with management.
– Reviewed Our View colleague engagement survey mid-year results.
– Appointed an external facilitator for the Board effectiveness review.
– Considered proposals for the evolution of NatWest Group's purpose.
– Undertook training on diversity, equity and inclusion.

Key approvals
– 2023 Modern Slavery & Human Trafficking Statement.
– Resolvability Self Assessment.
– Recovery Plan.

Principal areas of Board focus in 2024 continued

– Received the PRA's Periodic Summary Meeting Letter and considered the proposed response.
– Considered the first impressions of the new CEO of Private Banking.

Key approvals
– First annual 'point in time' assessment of outcomes received by customers in scope of the Consumer Duty.
– H1 financial results.
– Capital distributions, including an interim dividend.

– Undertook a deep dive into the Commercial & Institutional business.
– Gained insights on local level customer interactions through a dinner with the Regional Board Chairs.
– Considered and supported Coutts' application to be recertified as a B-Corp.
– Met potential future ExCo successors and discussed their experiences of simplification.
– Received an update on third-party risk managment.
– Undertook training on financial crime.

Key approvals
– Refreshed purpose statement for NatWest Group.

– An ad hoc Board Committee meeting considered participation in the directed buyback of shares from HMT, and approved, on behalf of the Board, the purchase of c263m shares.

July | **August** | **September** | **October** | **November** | **December**

– No meetings held.

– Held two separate Board strategy sessions.
– Considered the results of the most recent Our View colleague engagement survey.
– Participated in training sessions on model risk and climate.

Key approvals
– Operational self-assessment follow up regulatory submission.
– 2025 Budget, Economic and Stress Scenarios and assumptions.
– Q3 financial results.
– Group Tax strategy.

– Discussed the outcome of the Board effectiveness review.
– Reviewed the culture measurement report.
– Considered proposals in relation to the external distributions.
– Considered the proposed narrative of the strategic evolution for internal and external stakeholders.
– Met with investors to deepen directors' understanding of their focus areas and views of NatWest Group.
– Reviewed the finalised base plan for the 2025 Budget.

Key approvals
– Board skills matrix.
– Risk management frameworks.
– Annual risk appetite refresh.
– Directors' conflicts of interest and external appointments.
– AGM arrangements.
– SEC shelf renewal.
– Annual Issuance limits.
– Annual Single Customer View attestation.
– Appointment of Gill Whitehead to the Board.
– Committee composition enhancements.

Regular reports (provided to every scheduled meeting unless otherwise stated)
– Reports by the Group Chair, CEO and CFO.
– Board committee and NatWest Markets plc Chairs and Consumer Duty Board Champion updates.
– Business reviews.
– Risk management reports.
– Legal and regulatory updates (quarterly).
– Colleague Advisory Panel reports (bi-annually).
– Retail share offering updates (until June).

Enhancing directors' skills and knowledge

The Chief Governance Officer and Company Secretary supports directors in their training and development via a comprehensive induction programme when they join the Board and an ongoing annual schedule of training sessions and deep dives into areas of interest and relevance. These are designed to support directors' professional development, deepen their knowledge of the businesses or specific areas of interest or offer specialised training on relevant matters.

During 2024 the Board undertook several training sessions on a range of relevant topics:

Topic	Considerations
Liquidity and funding	Points considered included the principles and management of liquidity and funding risk; the approach to stress testing; the liquid asset buffer; balance sheet overview and forecasting; opportunities and challenges; and peer analysis.
Model risk management	The Board reviewed the current model portfolio and framework and regulatory guidance and expectations. There was a focus on Internal Rating Based Models and the current transformation programme, as well as temporary model adjustments and RWA risk.
Digital assets	Directors discussed the current and longer-term opportunities in respect of digital assets; potential impacts on financial stability; and how capabilities could be expanded further.
Financial crime	The Board considered a scenario of interconnected risks materialising simultaneously leading to increased financial crime risk and how the bank might respond to balance the needs of different stakeholders.
Directors' duties	Directors were reminded of their duties in relation to year-end disclosures and processes, and a deep dive was held into their obligations in relation to the planned retail share offering.
Diversity, Equity and Inclusion (DE&I)	The Board discussed management's approach to promoting and developing diversity, equity and inclusion for colleagues and customers. Consideration was also given to external expectations, including forthcoming regulatory requirements. This training was complemented by a separate session on how to avoid and address instances of unconscious bias.
Climate	Transition Value Partners delivered a session where the directors considered how climate transition could be supported by the bank. Consideration was given to public policy, opportunities within the bank and how data could be used to inform decisions.
Deep dives	During the year deep dives were held into Digital X and the Commercial & Institutional segment, and the bank's partnership with Team GB.
Committee level sessions	All directors were invited to relevant agenda items, training and deep dive sessions held at Board committee level. Further information on Board committee connectivity can be found on page 95.
Induction programmes	After her appointment to the Board on 1 July, Geeta Gopalan undertook a full induction programme over the following months. This included meetings with members of the executive leadership team and external advisers, and discussions focused on the bank's strategy, culture, business ambitions and stakeholder relations. Ms Gopalan attended Board committee meetings in an observational capacity to understand discussions covered at that level. During the year Mr Haythornthwaite's comprehensive Chair induction programme continued, supporting the formal handover of Chair responsibilities in April 2024.

Visit to India, March 2024

In March 2024 the Board spent a week visiting the bank's operations in India and meeting many of the over 17,000 colleagues based in the country. Time was split between Gurugram and Bengaluru, and in both locations meetings were held with a variety of internal and external stakeholders. The programme included a focus on colleague engagement, and directors met individuals and teams from Finance, Digital X and People, who support colleagues across the bank to deliver for our customers. Discussion topics ranged from how to improve and simplify current operations to how the Board can support the DE&I agenda in India.

From an external perspective, the Board met with current suppliers, representatives of emerging businesses in India and leaders of other large businesses with a presence in the country. This provided helpful insights into the operating environment, political and economic background and the opportunities available in India. The directors particularly noted the degree of experimentation and innovation in India and how the bank might support and learn from that.

During the visit directors had opportunities to understand the variety of community engagement and sustainability-focused activities undertaken by colleagues in India, including visiting external projects supported by NatWest Group and an internally hosted climate roadshow showcasing active environmental projects supported by NatWest in the country. Local colleagues also presented an evening of cultural performances showcasing the talents and variety of traditional dance styles across India.

The directors highly valued the time spent in India and welcomed the opportunities to meet colleagues. Following the visit, the Board discussed with management the insights gained and how these could inform future decision-making.

How the Board operated in 2024

Board and committee meetings

There were eight scheduled meetings of the Board during 2024. Additional ad hoc meetings of the Board and some of its committees were held throughout the year to receive updates and deal with time-critical matters. There were five additional Board meetings held in 2024, compared to 11 in 2023.

There were also three strategy sessions with executive management in 2024, including one ad hoc session.

When directors are unable to attend meetings convened at short notice, for example owing to existing commitments, they receive the papers and have the opportunity to provide any feedback in advance.

In accordance with the Code, the Chair and the non-executive directors met at least once without executive directors present. At each scheduled Board meeting the directors received reports from the Chair, Board committee Chairs, NWM Chair, the Consumer Duty Board Champion, Group CEO, Group CFO, Group Chief Risk Officer and other members of the executive management team, as appropriate. Business reviews from the CEOs of our Retail Banking, Private Banking and Commercial & Institutional businesses included updates on progress against strategy and spotlights on current topics such as customer trends and trading outlook. In addition to our business CEOs, a number of other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and supported succession planning. The Board also welcomed external presenters and advisers to Board meetings, providing useful insights and perspectives. The Board and Group Executive Committee (ExCo) operating rhythm continues to support a proactive and transparent agenda planning and paper preparation process. This process operates as shown opposite.



Executive level meetings
Executive review of papers prior to consideration by the Board and Board committees ensures a consistent and co-ordinated approach.

Board meeting
At the end of each Board meeting directors have an opportunity to provide feedback on the quality of papers and any areas for future focus.

Board and ExCo operating rhythm

Pre- and post-Board meeting
The Chair, CEO, CFO and Company Secretary meet in advance of each Board meeting to reflect on the previous meeting and discuss the agenda structure, key items for consideration and guest presenters for the following meeting.

Board members and attendance in 2024

	Board
Directors	**Scheduled meetings attended**
Rick Haythornthwaite	8 of 8
Howard Davies[1]	2 of 2
Paul Thwaite	8 of 8
Katie Murray	8 of 8
Frank Dangeard[2]	7 of 8
Stuart Lewis	8 of 8
Roisin Donnelly	8 of 8
Patrick Flynn	8 of 8
Yasmin Jetha	8 of 8
Mark Seligman	8 of 8
Lena Wilson	8 of 8
Geeta Gopalan[3]	5 of 5

(1) Howard Davies stepped down from the Board and the role of Chairman with effect from 15 April.

(2) Mr Dangeard was unable to attend one scheduled meeting of the Board due to illness.

(3) Ms Gopalan joined the Board on 1 July 2024.

(4) In addition to the eight scheduled meetings held, there were five ad hoc meetings. All directors eligible to attend ad hoc meetings were present at those meetings, except for Mr Dangeard who was unable to attend two ad hoc meetings owing to prior commitments.

Board committee connectivity

Having non-executive directors on multiple Board committees supports effective governance by strengthening co-ordination and alignment on shared areas of focus, particularly in relation to audit, risk and remuneration matters.

Board committee members also work together to enhance their knowledge and understanding of the business through business visits and teach-ins. In 2024 these included joint GAC and BRC visits to the Risk, Internal Audit and Finance functions and a GAC and SBC Financed Emissions teach-in.

Board committee membership and attendance information can be found in the relevant Board committee reports. During 2024, the Group Chair attended all N&G meetings (initially as a member and then as Chair), and attended all other Board committee meetings as an observer.

Subsidiary governance and ring-fencing

NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges. NatWest Holdings Limited (NWH Ltd) is the holding company for our ring-fenced operations, which include our Retail and Private Banking segments and certain aspects of our Commercial & Institutional business. A common board structure is operated such that the directors of NWH Ltd are also directors of The Royal Bank of Scotland plc (RBS plc) and National Westminster Bank Plc (NWB Plc). Known collectively as the NWH Sub Group, the boards of these three entities meet concurrently.

An integral part of NatWest Group's governance arrangements is the appointment of three double independent non-executive directors (DINEDs) to the Boards, and Board committees, of the NWH Sub Group. They are Francesca Barnes, Ian Cormack and Mark Rennison. The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. They attend NatWest Group plc Board and relevant Board committee meetings as observers. Our DINEDs play a critical role in NatWest Group's ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group's governance arrangements, including the ability of each Board to take decisions independently.

The governance arrangements for the Boards and Board committees of NatWest Group plc and the NWH Sub Group have been designed to enable NatWest Group plc to exercise appropriate oversight and to ensure that, as far as is reasonably practicable, the NWH Sub Group is able to take decisions independently of the wider Group.

The DINEDs also have an enhanced role in managing any material conflicts which may arise between the interests of NWH Sub Group and other members of NatWest Group.

Principal subsidiaries of NatWest Group include Coutts & Co, NatWest Markets Plc and The Royal Bank of Scotland International Limited. The Chair of the Board of NatWest Markets Plc is also a director of NatWest Group plc and this common membership helps to facilitate connectivity between the entities. Matters from the subsidiaries are principally escalated through the management reporting line and regular engagement between directors of NatWest Group plc and the subsidiaries.

⬛ Further information on subsidiary governance can be found in the N&G report on pages 106 to 108.

Ian Cormack
NWH Sub Group – Senior Independent Director and double independent non-executive director

Date of appointment: 1 May 2018



Ian's extensive financial services career provides him with significant experience in commercial and investment banking, with particular focus on customer and risk management. He spent 30 years with Citibank/Citigroup where he held a number of senior positions, and was also chief executive of AIG's insurance, financial services and asset management business in Europe and served on the board of Luxembourg-based bond clearing house CEDEL. Ian has previously held non-executive positions with Just Group plc, Phoenix Group Holdings plc, Hastings Group Holdings plc, Bloomsbury Publishing plc and Broadstone Acquisition Corporation Inc.

Francesca Barnes
NWH Sub Group – Double independent non-executive director

Date of appointment: 1 May 2018



Francesca brings a wealth of banking and private equity experience to the Board gained through an extensive executive career, which included roles with Chase Manhattan Bank and UBS Investment Bank.

Francesca is currently the Senior Independent Director of HarbourVest Global Private Equity Limited, a non-executive director of Capvis Private Equity and previously served on the Board of Coutts & Co, a NatWest Group subsidiary.

Mark Rennison
NWH Sub Group – Double independent non-executive director

Date of appointment: 1 September 2023



Mark has extensive retail banking and financial services expertise, as well as broad experience at board and committee level. He is a chartered accountant with over 30 years' experience in financial services. He began his career at Price Waterhouse (now PwC), where he spent over ten years as a partner specialising in financial services. He was CFO of Nationwide Building Society from 2007 to 2019. From 2020 to 2023 Mark was an independent non-executive director of TSB and Audit Committee Chair.

Mark is currently a non-executive director of Royal London.

Key Board policies and processes



Board policies and processes are set out in our non-executive director handbook.

External appointments and time commitment

In accordance with the Code, non-executive directors are expected to allocate sufficient time to the company to discharge their responsibilities effectively and to devote such time as is necessary to fulfil their role. Our executive directors do not hold more than one non-executive directorship in a FTSE 100 company or other significant appointment.

The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Before any appointment, significant commitments are disclosed with an indication of the time involved. After appointment to the Board,

any new external appointments require prior approval. Time commitment is also considered during non-executive directors' year-end review meetings with the Chair, in the context of directors' performance and contribution to the Board.

Board papers relating to new director appointments or proposed additional external appointments for existing directors include details of the individual's full portfolio and anticipated time commitment for the external role(s) under consideration (e.g. committee Chair roles). They also include a reminder of applicable Code and Capital Requirements Directive limits on the number of directorships which may be held, and relevant proxy adviser and investor guidance.

During 2024 the Board approved the appointments of Geeta Gopalan and Gill Whitehead to the Board and additional external appointments taken on by Frank Dangeard, Stuart Lewis, Mark Seligman, Roisin Donnelly, Paul Thwaite and Lena Wilson were also approved. In each case, the Board noted there would be no material impact on the time commitment required for their respective NatWest Group roles and authorised any situational conflicts of interest which had been notified, under the process described below.

Conflicts of interest

Our directors' conflicts of interest policy ensures that directors understand their fiduciary duties in respect of conflicts of interest and sets out the procedures for the effective identification, management and disclosure of actual or potential conflicts of interest. It also sets out the process for authorising certain conflicts.

Directors are required to notify the Board of any situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts.

Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company's Articles of Association. The Board considers each request for authorisation on a case-by-case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process.

Details of all directors' conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board.

Independence

Non-executive director independence and individual directors' continuing

contribution to the company are considered by the Board, with support from the Group Nominations and Governance Committee at least annually, and when new non-executive directors are appointed. The Board considers that the Chair, Rick Haythornthwaite, was independent on appointment and that all current non-executive directors are independent, for the purposes of the Code.

In February 2025, as part of its annual review of non-executive director independence, the Board noted that Frank Dangeard would reach nine years' tenure in May 2025. The Board agreed that Mr Dangeard should continue to serve on the Board and as a member of RemCo beyond nine years to support orderly succession planning for the Board of NatWest Markets Plc. It was further agreed that, in the absence of any subsequent material change in circumstances, Mr Dangeard should continue to be considered independent under the Code notwithstanding that his tenure would extend beyond nine years, noting that he continued to be independent in character and judgement and offered a strong contribution to discussions and debate at Board and RemCo level.

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary. External advice is provided to the Board as required, and in 2024 guidance was provided in relation to matters including the retail share offering. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Board oversight of strategy and culture

The Board is responsible for establishing the strategic direction of NatWest Group and oversees execution of the strategy. In 2024 the Board held three dedicated sessions to consider the strategy of NatWest Group, as well as reviewing key elements throughout the year at its scheduled meetings. Proposals by management and resources required for successful implementation were discussed. At the first session, macro-level matters were considered, such as customers' evolving needs and behaviours, the current and potential competitive landscape, and the importance of the right business. The features of an agile and future-fit technology platform were also discussed. The external environment and risk landscape were also considered. The second and third sessions were focused on delivery of the strategy, at both the bank-wide and segment levels (including technological enhancements). Consideration was also given to resource allocation and the required budget to support successful delivery.

The Board leads the development of NatWest Group's culture, values and standards and is responsible for assessing and monitoring the culture. These responsibilities have been fulfilled in several ways in 2024 (as detailed in the table opposite), supported via NatWest Group's Culture Assessment Framework which is aligned to both performance culture drivers and ethics, conduct and compliance. In anticipation of the forthcoming Code requirement for boards to assess how culture has been embedded across the organisation, enhancements to the culture assessment report have been agreed, effective from January 2025.

The Board is responsible for establishing NatWest Group's purpose, as well as the strategic direction, and detailed consideration was given to this in 2024. It was agreed that the bank's culture, brand and purpose would all need to align with the strategy, consistently focusing on the customer. Proposals were considered by the Group Sustainable Banking Committee and subsequently the Board. Discussions were informed by a variety of factors including current market practices, directors' personal reflections, and the output of engagement with internal and external stakeholders (including focus groups and in-depth interviews with samples of colleagues and customers). The Board also considered illustrative examples of the purpose and communication strategies for different stakeholder groups. The final purpose statement (The bank that turns possibilities into progress) was approved by the Board in September 2024.

The Board has confirmed support for the strategy, centred around the three strategic priorities of disciplined growth, bank-wide simplification and active balance sheet and risk management. The Board reviewed the proposed stakeholder engagement approach to the strategy, purpose and culture to ensure there was consistent but tailored messaging.

It was noted that the strategy would be supported by a refreshed core behaviours framework, which will be rolled out during 2025. Proposals will be presented to the Board following collaboration with internal and external stakeholders.

📄 **For further information on the Board's decisions in relation to the strategy, refer to the s172(1) statement on pages 32 to 33 of the Strategic report.**

The Board assesses and monitors NatWest Group's culture in a variety of ways, as described below.

Board reporting on culture	
What did the Board receive?	Key areas of focus and outcomes
Culture assessment reports	The Culture assessment report to the Board includes a wide range of metrics and assesses culture based on the NatWest Group culture assessment framework. The framework is aligned to both performance culture drivers and ethics, conduct and compliance. In December, the format of the report was reviewed and an evolved assessment framework was agreed which will be implemented in Board reporting from January 2025.
Our View colleague engagement survey results	Insights from the Our View colleague engagement surveys conducted in April and September are provided to the Board bi-annually. Colleagues responded to questions across the whole colleague experience including wellbeing, building capability, leadership and ethics and integrity. Strong results were noted, with targeted action plans in place to drive improvements.
Colleague Advisory Panel reports	Feedback on discussions from Colleague Advisory Panel (CAP) meetings held in May and November are provided to the Board by the CAP Chair. Topics discussed in 2024 included executive remuneration and the wider workforce, the new performance management system Beyond, NatWest Group's evolving purpose and responsible AI.
Culture strategy	As part of the Board strategy sessions careful consideration was given to the cultural shift required to deliver the renewed strategy. External case studies of cultural transformation informed discussions, as did extensive internal diagnostic work undertaken by management.
Purpose	The impact on culture of the refreshed purpose was a key consideration by the Board. It reviewed the output of research undertaken with colleagues on the proposed purpose statement and management's planned approach to embed the new purpose in the bank's culture.
Evaluating ethics	The Group Sustainable Banking Committee received an annual update on business ethics within NatWest Group, which is a key part of the culture assessment framework.

How the Board engaged with stakeholders

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually.

For 2024, the key stakeholder groups remained investors, customers, colleagues, communities, regulators and suppliers. The Board's agenda and engagement plans were structured to enhance its understanding of stakeholders' views and interests. This in turn has informed Board discussions and decision-making. The Chair also provided regular updates to the Board on meetings with regulators, key stakeholders and other relevant bodies including clients, financial institutions, advisers, and government representatives.

Our section 172(1) statement on pages 32 to 33 describes how stakeholder interests have been considered in Board discussions and decision-making, including principal decisions. In addition to the examples highlighted in the Strategic report, the Board engaged with the views and interests of stakeholders in a variety of other ways, as described in detail below.



Investors

How the Board engaged

The Board engaged with investors in a variety of ways during 2024. As well as receiving regular updates on investor activity and share price performance, directors had the opportunity to engage with private shareholders at two virtual shareholder events and at the Annual General Meeting. Directors also held roundtable discussions with representatives of three institutional investors, enabling a valuable two-way dialogue on a range of topics including the investors' views of NatWest Group's financial performance, strategic priorities, and ESG matters. UKGI also had the opportunity to meet Board committee chairs bi-laterally to support it in discharging its stewardship responsibilities.

Following his appointment as Chair, Rick Haythornthwaite undertook an active programme of engagement with institutional investors which continued throughout the year.

The Chair of the Group Performance and Remuneration Committee and senior members of management met with institutional shareholders, UKGI, proxy advisers and the UK regulators in late 2024 to discuss the triennial review of the directors' remuneration policy.

Outcome of engagement

Direct engagement with both private and institutional shareholders offers directors an ideal opportunity to understand key areas of interest. This was further informed by the output of an investor perception study which was considered by the Board. The findings of this survey were also helpful in informing external messaging and our approach to engagement with investors.

Feedback from shareholders (both direct and indirect) supported directors' understanding of investor sentiment, and informed communications strategies and external disclosure priorities.

Common themes of importance to shareholders were considered by directors throughout the year, in particular during discussions on the strategy of NatWest Group.

The feedback received on the refreshed directors' remuneration policy was valuable in helping shape the policy to align with expectations of external stakeholders.



Customers

How the Board engaged

The Board received regular updates from the Group CEO and business CEOs on customer engagement activity and sentiment, including Competition and Markets Authority survey results and Net Promoter Scores. The Board also received a report on the volume of complaints received and common themes.

During discussions with the Regional Board Chairs the directors heard about customers' concerns and opportunities at a local level. Directors also had opportunities throughout the year to attend customer listening sessions and recordings, one of which was an attempt to defraud a customer. Through live demonstrations by management the Board was able to better understand innovations underway in the mobile app and the virtual assistant Cora.

In her role as Consumer Duty Board Champion, Roisin Donnelly reported at each Board meeting on relevant matters and discussions with management.

During his programme of regional visits the Chair met with a range of customers from the UK and abroad. Customers also attended dinners hosted by the Chair during the year. The Chair reported to the Board the main themes evident from these engagement opportunities.

Outcome of engagement

Regular discussions on customer behaviour, sentiment and feedback provide directors with rich insights into how the bank can best support customers at present and in the future, and how the bank can satisfy its Consumer Duty obligations. Hearing directly from customers offers firsthand examples of the challenges they face and the work of colleagues to support them.

Gaining an insight into how financial crime is evolving enables directors to understand how it is being managed and how colleagues are helping customers. This in turn impacts strategic and risk conversations.

The reports of the Consumer Duty Board Champion supported the Board in discharging its collective responsiblity in this respect.

How the Board engaged with stakeholders continued



Regulators

How the Board engaged

Engagement with regulators in 2024 occurred via bi-lateral and collective meetings on a range of topics. Directors engaged regularly through continuous assessment and proactive engagement meetings with the supervisory teams at the PRA and FCA respectively. Directors also participated bilaterally in regulatory review activity when requested. Representatives of the PRA joined the Board meeting in July to present the outcome of its annual Periodic Summary Meeting (PSM).

During the year the Board also considered key regulatory submissions such as the Operational Resilience Self Assessment.

Outcome of engagement

The bi-lateral meetings are an opportunity to discuss in more depth areas of directors' expertise and interest with the regulators. Participation in specific reviews or deep dives by the regulators allows directors to discuss matters in more detail to support the regulatory agenda.

Following receipt and review of the outcome of the PSM, the Board was able to understand the key areas of regulatory concern and agree an approach to how these would be addressed.

Following discussion with management, including input from the second and third lines of defence, the Board approved important regulatory submissions.



Communities

How the Board engaged

During the visit to India in March 2024, the Board undertook a variety of community engagement sessions. These included spending time at the Vidya School in Gurugram (which provides high quality public-school education to under-privileged children) and the 'I am Gurgaon' project in the city (which is seeking to improve the local ecosystem and reduce the risk of flooding). In addition, directors also participated in a Climate Action Roadshow during their time in India. This showcased active environmental projects supported by colleagues, and included contributions from non-government organisations and beneficiaries of the projects.

As part of the Board's annual training programme, Transition Value Partners provided a dedicated session on climate. This explored how NatWest Group could support broader climate transition, via engagement with external stakeholders on public policy and the use of internally available data to support decision-making.

Outcome of engagement

The valuable insights gained by directors into the community support initiatives undertaken in India provided a deeper understanding of the impact NatWest Group and its colleagues have in the country. The knowledge shared informed directors' approach to a range of topics including climate activities in the UK and how best to support colleagues in India.

Expanding their knowledge of climate matters ensures the directors meet their regulatory requirements and are able to make better informed decisions on such matters.



Suppliers

How the Board engaged

The Board and its committees received regular updates from management on key supplier and partnership relationships and the infrastructure in place to support and engage with third parties.

During their visit to India, directors also met with representatives of a variety of suppliers to hear of their experiences in dealing with NatWest Group and how colleagues might meet future expectations.

During a supplier spotlight with the Group Sustainable Banking Committee, discussions centred around sustainability enhancements to the Supplier Charter and procurement processes, work being undertaken to meet our Human Rights obligations and maturing supply chain decarbonisation.

Outcome of engagement

As well as fulfilling their regulatory obligations in this area, the direct engagement with suppliers enabled directors to build their knowledge of suppliers' experiences with NatWest Group, and how this was impacted by location. It also highlighted to the Board the varied work undertaken by colleagues to support suppliers and partners.

Engagement with suppliers on matters of importance to NatWest Group enables collaboration towards achieving shared benefits.

How the Board engaged with stakeholders continued



Colleagues

How the Board engaged with colleagues

The Board continued to engage with colleagues through our multi-channel colleague listening approach with a variety of listening and reporting tools. These tools – set out opposite – all contributed to promoting the colleague voice in the boardroom. This multi-channel approach aims to provide representation from across the bank and guards against the risks of relying on a single source to gather views.

Our Colleague Advisory Panel

With regards to Provision 5 of the Code, we have adopted a formal workforce advisory panel as our chosen method of engagement with the workforce.

NatWest Group's Colleague Advisory Panel (CAP) was set up in 2018 to help promote the colleague voice in the boardroom. Since April 2023 it has been chaired by Roisin Donnelly, one of our non-executive directors who is also a member of SBC and RemCo which often consider colleague-related topics. Each meeting is attended by at least two other directors, and following each meeting Ms Donnelly provides a report to the Board to update all directors on discussions and colleague sentiment.

Through the CAP, colleagues can engage directly with the Board on topics which are important to them. In the context of the CAP, 'colleagues' means all permanent employees and members of the wider workforce e.g. temporary employees and agency workers. The CAP is made up of 28 colleagues who are self-nominated and are representative of the bank's population e.g., business area, level, location, working

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Board and colleague engagement activities



Colleague surveys and behavioural audits

The Board and Group Sustainable Banking Committee receive the results of the bi-annual Our View colleague engagement surveys which provide insight at all levels and aspects of colleague experience.

Another valuable Board-level source is Behavioural Audit reports from Internal Audit covering sub-culture findings.



Board talent sessions and other direct engagement

At Board talent sessions, directors meet with potential executive-level successors and explore strategic issues with them. Directors also met with a variety of colleagues during the visit to India, and the Chair engaged with colleagues during his programme of regional visits. Through these varied activities directors discussed a broad range of topics with colleagues including strategy, objectives, performance, diversity and inclusion, sustainability and community initiatives.



Management reporting and activities

Board-level reporting from the Group CEO and the executive management team includes insights on colleague engagement, wellbeing and development. The Board and committee paper template encourages consideration of colleague views or impact, as well as other stakeholder groups. Presentation of papers by colleagues also offers an opportunity to bring the colleague voice into the boardroom. Dedicated deep dive sessions during the year with teams from across the bank also enabled directors to hear directly from colleagues.



Colleague Advisory Panel

Provides a means by which the 'colleague voice' can be strengthened and promoted within the boardroom.

Board members engage directly with colleagues on strategic topics. A key outputs report supports discussion at the next scheduled Board meeting. Further detail is provided opposite and below.

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pattern and employee-led networks. Ms Donnelly has met all CAP members individually which further supports a strong colleague voice in the boardroom.

The CAP met with representatives from the Board twice in 2024, in May and November. Panel members and directors shared views on executive remuneration and the wider workforce, the new performance management approach Beyond, evolving our purpose, and responsible AI. The CAP Chair reported

to the Board on those discussions in June and December and followed up with Panel members post-Board, ensuring a continuous feedback loop.

The CAP continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members.

The effectiveness of Board stakeholder engagement mechanisms is considered

periodically as part of the Board effectiveness review process.

Further information on NatWest Group's approach to investing in and rewarding its workforce can be found on pages 35 to 37 of the Strategic report and page 143 of the Directors' remuneration report.

Further information on how CAP members and directors engaged on remuneration matters can be found in the Directors' remuneration report on page 144.

Composition and succession

Composition

The Board is structured to ensure that the directors provide the company with the appropriate combination of skills, experience, knowledge and diversity, as well as independence. Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual.

The Group Nominations and Governance Committee (N&G) makes recommendations to the Board on director appointments and Board committee membership. Further information on Board recruitment and Board committee membership changes can be found on page 86 and in the N&G report on page 106.

In December 2024 N&G recommended, and the Board approved, an enhanced version of our Board skills matrix, which was developed using a new technology tool. A summary view of the 2024 Board skills matrix can be found on page 87 and further information is available in the N&G report on page 106.

The Board operates a boardroom inclusion policy which reflects NatWest Group's values, its inclusion guidelines and relevant legal or voluntary code requirements.

Our boardroom inclusion policy aims to promote diversity and inclusion in the composition of the Boards and Board committees of NatWest Group plc, NWH Ltd, NWB Plc and RBS plc and in the nominations and appointments process.

A copy of the policy is available at natwestgroup.com and details of our progress against its objectives are set out in our UK Listing Rules disclosures on page 87. The N&G report describes how diversity and inclusion have been considered in its activity during the year.

Succession

N&G supports the Board in ensuring adequate succession planning for the Board, so as to maintain an appropriate balance of skills and experience.

In December 2024, following review and recommendation by N&G, the Board approved succession plans for the roles of Senior Independent Director and Board committee Chairs. These set out orderly transition plans and contingency arrangements which could be implemented in case of an emergency. These succession plans are reviewed by N&G and approved by the Board at least once a year.

With effect from 1 May 2024, the Board delegated responsibility for oversight of executive succession planning to N&G, aligned to Provision 17 of the Code. Further information on executive succession planning is available in the N&G report on page 107.

Election and re-election of directors

In accordance with the provisions of the Code, all directors will stand for election or re-election by shareholders at the company's AGM, with the exception of Mark Seligman, who will retire on 31 March 2025.

In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by all shareholders.



Board effectiveness review

In accordance with the Code, an evaluation of the performance of the Board, its committees, the Chair and individual directors usually takes place annually. The evaluation is externally facilitated every three years, with internal evaluations in the intervening years.

In 2023 the Board decided to defer the internal evaluation of Board and committee effectiveness due in Q4 2023 until 2024, given the July 2023 change in Group CEO and upcoming Chair succession. The most recent external evaluation was conducted in 2021, and therefore the 2024 process was due to be conducted externally in accordance with the three-year cycle set out in the Code.

2024 Board effectiveness review process

1

Appointment of an external facilitator

In June 2024 N&G agreed a shortlist of potential external facilitators for the 2024 Board effectiveness review.

Following a competitive tender process N&G recommended, and the Board approved, the appointment of Boardroom Review Limited (BRL), noting their deep expertise and established track record in the field.

BRL has no other connection with NatWest Group.

2

Objectives and scope

BRL was engaged to conduct a comprehensive review of Board and committee effectiveness, with the Boards and Board committees of NatWest Group plc and the NWH Sub Group all in scope.

The agreed methodology, tailored specifically for NatWest Group, was designed to encourage candid reflections from executive and non-executive directors and executive management on the Boards' current strengths and preparation for future challenges.

The review was led by Dr Tracy Long CBE, director of BRL.

3

Information gathering

Dr Long held initial briefing meetings with the Chair and Company Secretary in order to agree discussion themes and priorities for the review.

Then, during Q4 2024, Dr Long held individual interviews with all NatWest Group plc and NWH Sub Group directors, the Company Secretary and members of the executive management team.

Further information was gathered through:

– Board and committee meeting observations during September and October, including a strategy session and Board dinner.
– Board and committee paper review (last 12 months).
– Review of additional governance materials including key Board policies and processes, and Board and committee Terms of Reference.

4

Presentation of review findings

In December 2024 Dr Long presented the outcomes of the Board effectiveness review to the Board.

A discussion document was circulated to directors in advance, which summarised BRL's assessment of the Board's strengths and priorities, together with challenges and recommendations for the future.

Directors welcomed the opportunity to discuss BRL's findings and recommendations with Dr Long.

NatWest Group plc 2024 Annual Report and Accounts

Strategic report | Financial review | **Governance and remuneration** | Risk and capital management | Financial statements | Additional information | **104**

Board effectiveness review continued

'I was pleased to see the Board fully embrace this year's review process and that the Board and its committees were found to be operating effectively. We welcome the opportunity to develop further as a high performing Board, building on our strong foundations and responding to the future challenges the review has identified.'

Rick Haythornthwaite, Chair

2024 Board effectiveness review findings



Board findings

Directors were pleased to note BRL's conclusion that the Board is operating effectively.

Strengths

BRL concluded that the Board has a strong platform on which to build, directors are preparing for the future and there is meaningful engagement between executive management and non-executive directors. In particular BRL's review found that:

– Directors are well led and informed by the new Chair, Senior Independent Director, committee Chairs, CEO, CFO, CRO and ExCo, with diversity of tenure, voice and experience.
– Board time is carefully planned with a healthy mix of formal and informal meetings, interaction with relevant executives and strong support from the legal and governance teams.
– The culture of the Board encourages openness and challenge between the parties.

– There is a shared perspective of the short-medium term strategy and significant domain knowledge and horizon scanning.
– The lines of defence are clear, and relationships with regulators are visible and considered.
– Culture change and transformation are high on the agenda.
– There is a commitment to leadership development and executive succession planning.

Directors noted that the Board's visit to India, Board strategy sessions, and engagement activity with Regional Board Chairs during 2024 had all received positive feedback during BRL's review.

The significant attention from the CEO, ExCo and Board to the sustainability agenda was also acknowledged.

Challenges

Challenges identified included:

– ensuring a united Board culture
– future Board composition

– the fast changing landscape (including cyber)
– the impact of culture change on the organisation
– acting on "lessons learned"
– leadership development and executive succession planning.

The Board noted work underway in these areas. Board succession planning continued to focus on enhancing diversity and ensuring the Board possessed the right blend of skills and experience to support future strategy. Board culture was evolving positively under the new Chair's stewardship and the Chair and non-executive directors had agreed to set more time aside for 1:1 meetings together across the year. In addition, the Board was following management activity on organisational culture closely.

Next steps

At the December Board meeting, the Chair undertook to develop and consult on proposals for further Board consideration and implementation from Q1 2025.

Board effectiveness review continued

6

Board committee findings

BRL found that Board committees are also operating effectively, noting they are:

– used effectively for detailed analysis and debate
– well chaired and attended
– well supported by executive management.

BRL also noted that Board committee members are given high quality information and are fully engaged and willing to devote significant formal and informal time to the issues.

The Board acknowledged there were opportunities to consider the balance of Board and committee agendas, and to review the remit and membership (noting the single sex dynamic) of the Group Sustainable Banking Committee.

BRL also highlighted that the Group Audit Committee's membership was single sex, a dynamic which has since been addressed with Geeta Gopalan joining the committee on 1 January 2025.

7

Individual effectiveness reviews

The Chair met each non-executive director individually to discuss their performance, continuing professional development and contribution to the company's long-term sustainable success. The Chair also shared peer feedback collated as part of the review process.

Separately, the Senior Independent Director, together with the Senior Independent Director of the NWH Sub Group, sought feedback on the Chair's performance from the non-executive directors, executive directors and other key internal and external stakeholders and discussed it with the Chair. This included peer feedback collated as part of the review process.

These reviews concluded that each non-executive director and the Chair continue to contribute positively to the long-term sustainable success of the company.



Report of the Group Nominations and Governance Committee



Members and attendance in 2024

Directors	Scheduled meetings attended
Rick Haythornthwaite (Chair from 15 April 2024)	4 of 4
Howard Davies (Chairman until 15 April 2024)	1 of 1
Mark Seligman	4 of 4
Stuart Lewis	4 of 4
Lena Wilson	4 of 4
Patrick Flynn	4 of 4

In addition to the four scheduled meetings there were three ad hoc meetings. All directors eligible to attend ad hoc meetings were present at those meetings, except for Mr Davies, who recused himself from two of the meetings which were chaired by Mr Haythornthwaite in early 2024, and Mr Flynn who did not attend one meeting due to a prior commitment.

Further information on each principal area of focus can be found on pages 107 to 108.

Dear Shareholder,

As Chair of the Board and Chair of the Group Nominations and Governance Committee, I am pleased to present this report on the committee's activity during 2024.

The committee is responsible for reviewing the Board's structure, size and composition, as well as the membership and chairs of Board committees, and recommends appointments to the Board. It also monitors NatWest Group's governance arrangements to uphold best corporate governance practices and considers developments in banking reform and analogous issues affecting NatWest Group, making recommendations to the Board for any consequential changes to NatWest Group's operating model. In a change from previous years, from 1 May 2024, the approach to oversight of executive succession was aligned to the Code and is now overseen by the committee.

Board recruitment

Board recruitment continued to be a principal area of focus and during 2024 the committee's membership supported comprehensive candidate searches with diversity and inclusion considerations factored into all search criteria. During the search processes, the committee held several discussions on potential candidates, assessing the credentials of each candidate against the qualities and capabilities set out in the role specifications agreed by the committee. Following a rigorous process, the committee recommended Gill Whitehead to the Board for appointment as a non-executive director. The committee continues

to oversee further recruitment activity in respect of the Board and the board of NWH Ltd.

Board skills matrix

The committee agreed to implement a new digital tool, provided by BoardOutlook, to develop a refreshed Board skills matrix in support of its review of Board composition and succession planning. In developing the matrix, the committee considered and agreed the critical and general skills the Board should collectively possess in order to effectively support the organisation's strategic priorities. The revised 2024 Board skills matrix can be found on page 87.

Effectiveness review

In accordance with the Code, an evaluation of the performance of the Board and its committees, including N&G, was conducted by an external facilitator in 2024. The committee conducted the competitive tender process and recommended Boardroom Review Limited be appointed to conduct the review. The committee also discussed and agreed the scope of the review and monitored progress ahead of the findings being issued. Further information on the review can be found on pages 103 to 105.

Subsidiary governance

The committee has also continued to oversee the subsidiary governance framework. Several of NatWest Group's principal subsidiaries made appointments to their boards during 2024, which the committee has approved in accordance with its terms of reference. Korn Ferry, Heidrick & Struggles, Odgers Berndtson and

Principal areas of focus

- Board and committee composition
- Board recruitment
- Succession planning
- Diversity and inclusion
- Subsidiary governance

Audeliss have all been engaged during the year to support NatWest Group's board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search).

I would like to thank Ian Cormack, Senior Independent Director of NWH Ltd, for attending all meetings of the committee in 2024 as an observer and all the committee members and attendees for their commitment and contributions in 2024.

Rick Haythornthwaite
Chair of the Group Nominations and Governance Committee

13 February 2025

Report of the Group Nominations and Governance Committee continued

Principal areas of Group Nominations and Governance Committee focus in 2024

Theme	Principal areas of committee focus	Outcomes
Board and committee composition	The committee supports the Chair in keeping the composition of the Board and its committees under regular review.	The committee supported the Chair's review of Board composition following his assumption of the chair of the committee on 15 April 2024. The extensive recruitment activity overseen by the committee which followed this review culminated in the Board approving the appointment of Gill Whitehead. The changes to the Board and Board committees in 2024 and early 2025 are summarised on page 86.
	Composition is reviewed with reference to the skills and experience of individual directors, ensuring that the Board's collective skill-set remains appropriately balanced and aligned to current and future strategic priorities.	The committee agreed to implement BoardOutlook to support its review of the collective skills and composition of the Board which will be used to inform future recruitment and succession planning and more detail can be found on page 87.
Succession planning	Alongside composition, the committee reviews succession plans periodically to ensure there are up to date contingency plans in place for successors to the Board executive directors, Board and Board committee chairs and the Senior Independent Director.	During 2024, a revised CEO contingency plan was approved given the appointment of Paul Thwaite as permanent CEO in February 2024. The Board and Board committee succession plan was also reviewed, updated and recommended to the Board.
	From 1 May 2024, the committee assumed responsibility for oversight of executive succession within NatWest Group.	The committee also reviewed executive succession planning for CEO-1 level roles and received updates on developments periodically while noting the approach to succession beyond CEO-1 level and the review and bench marking of the holders of the top 150 roles within NatWest Group.
Diversity and inclusion	The Board operates a boardroom inclusion policy which reflects NatWest Group's values, its inclusion guidelines and relevant legal or voluntary code requirements. The policy also acknowledges NatWest Group's ambition to have gender balance in its global top three levels (CEO-3 and above) by 2030, and progress against this ambition is set out on pages 41 to 42 of the Strategic report (Diversity, Equity, and Inclusion). A copy of the boardroom inclusion policy is available at natwestgroup.com. The boardroom inclusion policy ensures that the Board and the committee follow an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect, and inclusion; that all nominations and appointments are made based on individual competence, skills and expertise measured against identified objective criteria without bias, prejudice, or discrimination, and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.	Diversity and inclusion have been considered in all of the recruitment overseen by the committee and in its review of executive succession planning in 2024 and, accordingly, as of 31 December 2024, the Board met: – the targets set out in UK Listing Rule 6.6.6 (9) (Board and executive management diversity) and disclosures under UK Listing Rule 6.6.6 (9) and (10) can be found on page 87; – the FTSE Women Leaders Review voluntary target of 40% women's representation on boards by the end of 2025, with 45% of the Board being women; – the FTSE Women Leaders Review recommendation (at least one woman in the Chair or Senior Independent Director roles on the board and/or one woman in the Chief Executive Officer or Finance Director role by the end of 2025) by having a woman CFO; and – the recommendation of the Parker Review to have at least one member of the Board being from an ethnic minority background with two such directors. Pages 41 to 42 contain more information on how NatWest Group is creating a diverse, equitable and inclusive workplace, including (in relation to Provision 23 of the Code) the gender balance of senior management and their direct reports.

Report of the Group Nominations and Governance Committee continued

Theme	Principal areas of committee focus	Outcomes
Subsidiary governance	During 2024, the committee reviewed the output of the external board effectiveness reviews of the boards of NWM, RBSI and Coutts & Co. A number of aspects were considered relating to NatWest Group/ subsidiary connectivity, strategy and culture and board succession.	The recommendations from the review were duly considered and actions approved, where appropriate, to improve the operation of the legal entity boards and the effectiveness of the subsidiary governance framework.
	The committee also took the opportunity to consider how the subsidiary governance framework could be optimised to ensure the subsidiaries operate effectively within NatWest Group.	The committee has overseen the establishment of revised governance principles and guidance for the non-executive directors of the boards of its subsidiaries, alongside a comprehensive review of the terms of reference for each of these entities with the support of external legal counsel. Finally, the committee sponsored a review and consolidation of corporate governance collateral for NatWest Group aimed at optimising policy and guidance material in support of a unified culture of governance across NatWest Group's legal entities and customer businesses.



Report of the Group Audit Committee



Members and attendance in 2024

Directors	Scheduled meetings attended
Patrick Flynn (Chair)*	5 of 5
Stuart Lewis	5 of 5
Mark Seligman*	5 of 5

In addition to the five scheduled meetings held, there was one ad hoc meeting. All directors eligible to attend ad hoc meetings were present.

* 'Financial experts' as defined in the SEC rules under the US Securities Exchange Act of 1934 (the 'Exchange Act') and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules. The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the Exchange Act and related guidance. On appointment with effect from 1 January 2025, Geeta Gopalan was also considered to be a 'Financial expert'.



Further information on each principal area of focus can be found on pages 110-114.

Dear Shareholder,

I am delighted to provide an overview of the Group Audit Committee's (the committee or GAC) activities and responsibilities throughout 2024.

Firstly, I extend my gratitude to my colleagues, Stuart Lewis and Mark Seligman, for their contributions to the committee. Additionally, I would like to express appreciation for the insights provided by Ian Cormack and Mark Rennison, non-executive directors and members of NatWest Holdings (NWH) Audit Committee, who attend GAC meetings in an observational capacity. Geeta Gopalan joined GAC with effect from 1 January 2025.

The committee's fundamental role is to supervise and challenge management's approach to the preparation of financial results, as well as the disclosure of relevant financial and non-financial information. This oversight encompasses the evaluation of the application of accounting policies, the scrutiny of internal control standards related to financial reporting and accounting, and their effectiveness, and the review of quarterly disclosures prior to release.

During 2024, the committee's most significant areas of focus included the adequacy of provision in respect of expected credit loss (ECL), the robustness of the control environment, and enhanced oversight of non-financial reporting. Further details can be found in the tables on the following pages.

Whistleblowing

In my role as whistleblowers' champion for NatWest Group, I regularly receive updates on the effectiveness of the whistleblowing framework, prevalent themes in reports submitted by colleagues through the systems, and the tracking of outcomes from the most significant cases. The committee is responsible for supervising the independence, autonomy, and effectiveness of NatWest Group's whistleblowing policies and procedures. There is a suitable dissemination of information to the principal subsidiaries to ensure a cohesive approach across NatWest Group.

Internal and External Audit Oversight

Throughout 2024, the committee maintained oversight of the external auditor and the Internal Audit function. Formal evaluations were conducted at year-end through an internal process, and the committee reviewed synopses of the feedback provided by relevant stakeholders. Additional details regarding the oversight provided can be located in the tables on pages 110 to 114.

Effectiveness review

In accordance with the Code, an evaluation of the performance of the Board and its committees, including the GAC, was conducted by an external facilitator in 2024. Further information on the review can be found on pages 103 to 105.

Patrick Flynn

Chair of the Group Audit Committee

13 February 2025

Principal areas of focus

- ✓ Systems of Internal Control (financial management, reporting, and accounting issues)
- ✓ Financial and non-financial reporting
- ✓ Significant judgements and estimates
- ✓ Oversight of internal and external audit

Report of the Group Audit Committee continued

Principal areas of Group Audit Committee focus in 2024

Systems of internal control

The committee placed significant emphasis on the internal control systems concerning financial management, reporting, and accounting issues. Throughout 2024, it received regular reports on this and assessed the efficiency of NatWest Group's internal control systems, encompassing any notable deficiencies or shortcomings.

Matter	Role of committee and context of discussion	How the committee addressed the matter
Sarbanes-Oxley Act of 2002	To consider compliance with section 404 of the Sarbanes-Oxley Act of 2002.	The committee received periodic updates on the bank's internal controls over financial reporting throughout 2024, enabling ongoing monitoring of progress and providing support for management's year-end conclusions. Updates from management regarding control deficiencies that emerged during the year and resolution of those outstanding from 2023 were also received. The committee maintained oversight of the plans and transition toward more automated preventive key controls. Furthermore, regular updates from EY regarding their assessment of the Sarbanes-Oxley Act compliance and the status and rating of control matters were also provided.
Regulatory and financial returns	To assess the controls and procedures implemented by management for adherence to regulatory and financial reporting standards.	As part of management's ongoing work to strengthen the financial reporting control environment in 2024, the committee continued to monitor the implementation of the findings of the industry-wide skilled person's review of regulatory returns, including review of the operational and market risk regulatory reporting conducted during 2024. The committee will continue to oversee delivery against these most recent findings in 2025.
Control environment	To evaluate the control environment ratings of the businesses, functions, and significant subsidiaries, and to assess management's efforts in preserving or enhancing the control environment in respect of financial management, reporting and accounting.	The committee noted that the overall control environment retained its satisfactory rating during 2024. The GAC noted the incorporation of the available guidance and tools, contained within the Enterprise-Wide Risk Management Framework to deliver an improved control environment assessment process which will be applied from 2025. The committee received updates regarding the acquisition capabilities of NatWest Group and operational tax procedures. Quarterly reports were received from the chairs of audit committees of material regulated subsidiaries, providing oversight of material risk and control matters and a channel for escalation of issues. Throughout the year, the GAC Chair held quarterly meetings with the Chairs of the subsidiary audit committee meetings to facilitate consistency and to share key themes discussed.
Early event escalation	To oversee control breaches identified through the internal event escalation process.	The committee received semi-annual updates on the volume and nature of the most significant control incidents escalated through the internal early event escalation process, as well as any recurrent themes. Throughout the year, all Board directors were informed about the most significant events through ad-hoc real time escalations.
Legal and regulatory reports	To note material legal investigations (existing and emerging) and their effects on financial reporting; and to supervise the bank's interaction with pertinent regulatory authorities such as the FCA and PRA.	The committee was provided with quarterly reports outlining new and ongoing significant investigations and litigation cases. They assessed the sufficiency of provision levels and the disclosures regarding potential legal issues and found them to be satisfactory. Additionally, the committee was briefed on ongoing regulatory investigations, current and anticipated areas of regulatory attention, and the nature of the interactions with the primary regulators. The committee was pleased by the overall reduction in the volume and value of outstanding of conduct and litigation matters to the extent that it supported management's proposal to remove these provisions as a critical estimate.
Other standards of control	In addition, the committee receives regular updates on matters pertinent to NatWest Group's standards of internal control.	The committee received an update on the bank's tax position and discussed matters including tax provisioning levels, significant provided and unprovided tax risks and deferred tax assets. For deferred tax, this considered sustainable profitability, the period of assessment, and changes against previous estimates. The GAC reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council. The committee received updates about the work undertaken to meet the internal control declaration requirements for the UK Corporate Governance Code that would be required to be in place for 2026 reporting, particularly in respect of the definition of a material control. The committee will continue to review progress against these requirements during 2025.

Report of the Group Audit Committee continued

Financial and non-financial reporting

The GAC evaluated various accounting judgements and reporting matters during the development of NatWest Group's financial reporting in 2024. The committee examined the quarterly, interim, and annual results announcements, the annual reporting suite, and other key financial and non-financial publications for submission to Board for approval. This encompassed climate-related and ESG disclosures incorporated into a single Sustainability report, with attention given to the controls governing the formulation of these publications.

Matter	Role of committee and context of discussion	How the committee addressed the matter
Expected credit losses	To scrutinise and question management's assessments regarding credit impairments and the fundamental assumptions, methodologies, and models utilised, as well as any necessary post-model adjustments (PMAs). The influence of macro-economic risks on the credit landscape was also discussed.	The GAC discussed management assumptions, methodologies, and PMAs used for provisions under IFRS 9. Despite an improved economic outlook, the importance of longer dated risks to the economy were discussed. The committee found industry benchmarking data to be valuable in shaping its deliberations and determined that ECL aligned with peer benchmarks. Default rates remained lower than anticipated, with the PMAs focused on addressing modelling gaps and risks, and implementing necessary adjustments. The PMAs underwent quarterly review to ensure their appropriateness and accurate reflection of judgements, models, and data. The committee plans to maintain its scrutiny of PMAs in 2025. Overall, the committee determined that while models are a fundamental component of IFRS 9, they are unable to encompass all potential scenarios, particularly those not observed in the recent past. The GAC emphasized the continued importance of exercising judgement in establishing these provisions, with PMAs serving as a critical tool in facilitating this process.
Provisions and disclosures	To consider the level of provisions for regulatory, litigation and conduct issues throughout the year.	The committee reviewed the levels of provisions during the year for regulatory, litigation and conduct matters, and was satisfied these were appropriate. There were new provisions taken during the year in relation to restructuring activity, existing customer redress programmes, and payments to the Crown Estates in respect of dissolved companies.
Viability statement and the going concern basis of accounting	To review NatWest Group's going concern and viability statements.	The GAC examined evidence of NatWest Group's capital, liquidity, and funding position, and assessed the framework supporting the evaluation of principal risks. The committee evaluated NatWest Group's outlook in this context, the identified principal and emerging threats (including climate risk), and the ongoing macroeconomic developments, such as Middle-East and European political volatility. FRC guidance was integrated into the formulation of the viability statement for NatWest Group. The committee endorsed both the going concern assessment and viability statement for submission to the Board.
Fair, balanced and understandable	To oversee the review process which supports the committee and Board in concluding that the disclosures in the Annual Report and Accounts and other elements of the year-end reporting suite of documents, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.	The committee supervised the review procedure for the year-end disclosures, encompassing central oversight and coordination of the Annual Report and Accounts and other disclosures managed by the Finance function. The documents were reviewed by the Executive Disclosure Committee before being considered by the GAC and underwent a management certification process for the year-end reporting suite. The committee assessed whether the annual, interim, and quarterly disclosures adhered to the requirements of the UK Corporate Governance Code, ensuring they were deemed to be 'fair, balanced, and understandable'. It consistently determined that the releases met the necessary criteria. The external auditor also examined the statement as part of the year-end processes and endorsed NatWest Group's position. The committee received quarterly reports in respect of the most significant accounting judgements and estimates and receive summary from management which outlines why the reporting suite taken as a whole is considered to be fair, balance and understandable.
Non-financial reporting	To review the principal non-financial disclosures made by NatWest Group and to ensure appropriate controls are in place to support the preparation of the information. These disclosures include the Sustainability report, which includes the Climate transition plan disclosure.	The committee oversaw the ongoing enhancement of the sustainability reporting control framework, which underpins non-financial disclosures. The GAC deliberated on and provided input regarding the Sustainability report. This also includes an overview of the progress made towards the Climate transition plan. The GAC discussed the intended approach to comply with new standards for sustainability disclosures in both the EU and the US, due for implementation between 2026 and 2028 with increasing assurance requirements. It was noted that many emissions estimates and climate metrics were still at an early stage of development and did not yet have the same level of maturity as those prepared under accounting standards. The GAC also received a detailed teach-in, with Group Sustainable Banking Committee, on the basis of the calculation of financed emissions in July 2024. Reflecting on peer approaches and the expected evolution of the approach to Climate transition plans and targets, the committee encouraged a more positive narrative on the achievable nature of targets related to carbon emissions within the direct control of NatWest Group and recognition of its advocacy role in relation to the reduction of estimated financed emissions and emissions intensities.

Report of the Group Audit Committee continued

Internal Audit

The GAC is responsible for overseeing the Internal Audit function, monitoring its effectiveness and independence.

Matter	Role of committee and context of discussion	How the committee addressed the matter
Quarterly opinions	To review quarterly opinions regarding the performance of the governance, risk management, and internal control framework, existing challenges, and the sufficiency of corrective actions.	Throughout the year, the committee received quarterly opinions from Internal Audit. Internal Audit also highlighted any material or emerging concerns identified during their audit activities. A key outcome of these discussions was clarification of accountability across all three lines of defence to address the findings from Internal Audit reviews which had resulted in a delayed resolution of a proportion of issues raised by Internal Audit, either through delivery of management actions plans which did not address fully the risks highlighted, or through delays in the completion of remediation activity. While this did not immediately result in a reduction in the overall level of delayed remediation, it did make an immediate improvement to closure validation rates. The committee thoroughly deliberated on Internal Audit's assessment of the robustness of the control environment which was assessed as of an acceptable standard.
Annual plan and budget	To agree Internal Audit's annual plan and budget before the commencement of each year, as well as any significant adjustments necessary during the year.	In December 2023, the committee approved the focus of the Internal Audit plan on the bank's most high-risk areas. This had changed from a remediation focus to those risks to the successful delivery of the NatWest Group's strategy, following the closure of significant legacy issues and the achievement of an acceptable control standard. The 2024 budget remained consistent with the prior year, reflecting efficiencies secured within the function. Subsequently, in December 2024, the committee approved Internal Audit's plan and budget for 2025.
Internal Audit Charter and independence	To approve the Internal Audit Charter each year and reviews the independence of the Chief Audit Executive (CAE) and function as a whole.	The GAC reviewed and approved the Internal Audit Charter which was consistent with prior years. The committee also noted the Independence Statement and confirmed the independence of Internal Audit in December 2024.
Performance evaluation	To monitor and review, at least annually, the effectiveness of Internal Audit.	In 2024 the CAE continued to report to the GAC Chair with a secondary reporting line for administrative purposes to the Group CEO.
		The GAC assessed the annual performance (including risk performance) of the function and CAE. The 2024 evaluation of the Internal Audit function was carried out internally. Stakeholders across the bank, including the GAC members, attendees and the external auditors, were invited to provide feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with some opportunities to improve in respect of visibility of its leadership team and the reporting provided to the committee. An external assessment was performed in 2023. As a result of this evaluation a new internal audit management system was introduced in 2024. Progress on recommendations made from each evaluation will be overseen by the GAC in 2025.
Visit	To undertake an annual deep dive session with members of the Internal Audit leadership team.	Together with the BRC, the GAC participated in a successful deep dive session with Internal Audit's management team. A variety of issues impacting the function were discussed, including the bench strength of the function and the increased use of data and analytics techniques, including data mining and use of Generative AI techniques. The committee agreed to increase their visibility of the Internal Audit Leadership Team through their presentation of quarterly opinions on a semi-annual basis which started in Q3 2024.

External Audit

The GAC has responsibility for monitoring the independence and objectivity of the external auditor, the effectiveness of the audit process and for reviewing the bank's financial relationship with the external auditor and fixing its remuneration. The committee has overseen the process to move to NatWest Group's new auditor, PwC, ahead of their appointment from 2026. The GAC complied with the requirements of the FRC's Audit Committees and the External Audit: Minimum Standard and the Statutory Audit Services for Large Companies Market Investigation Order 2014 for the year ended 31 December 2024.

Matter	Role of committee and context of discussion	How the committee addressed the matter
External Audit reports	To review reports prepared by the external auditor in relation to NatWest Group's financial results and control environment.	The committee received quarterly reports on the review-related work and conclusions of the external auditor. The reports included EY's view of the judgements made by management, compliance with international financial reporting standards, and the external auditor's observations and assessment of effectiveness of internal controls over financial reporting.
Audit plan and fees	To consider the scope and planning of the external auditor in relation to the audit of NatWest Group. It is authorised by the shareholders to fix the remuneration of the external auditor.	The GAC reviewed EY's 2024 plan. It welcomed the external auditor's focus on ECL, the valuation of financial instruments with higher risk characteristics, the pension valuation and the net pension balance and IT access management. In line with the authority granted to the committee by shareholders at the 2024 Annual General Meeting to fix the remuneration of the external auditor, the GAC approved the audit fees for the year including the fee for the 2024 interim results. The committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality.
Annual evaluation	To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration all relevant professional and regulatory requirements.	The evaluation of the external auditor's performance in 2024 was undertaken to assess the independence and objectivity of the external auditor and the effectiveness of the audit process. The GAC members, attendees, finance directors of businesses and functions, and key members of the Finance Team were consulted as part of the evaluation. Stakeholders were invited to assess the external auditor's independence, engagement, provision of robust challenge, bench strength and reporting. The evaluation concluded that the external auditor was operating effectively and with objectivity. Key strengths included the effectiveness of the lead audit partner rotation and the knowledge and skills of the senior team with opportunity to improve the strength of more junior team members. The evaluation also included consideration of the audit quality reviews conducted by the FRC and the Public Company Accounting Oversight Board (PCAOB) during the year and as part of the annual evaluation.
Audit partner	To oversee the lead audit partner and resolution of any points of disagreement with management.	Micha Missakian has been EY's lead audit partner since February 2021 until the end of H1 2024, and was replaced by Javier Faiz. Javier engaged with the Group and shadowed Micha ahead of taking over as Lead Partner. The EY Lead Partner attended all meetings of the committee in 2024 and met in private session with the committee members throughout the year. This provided the external auditor an opportunity to raise any points of disagreement with management. No such points were raised by the external auditor in 2024.
Additional reports prepared by the external auditor	To review reports prepared by the external auditor in relation to NatWest Group.	During 2024 the committee considered the results of the external auditor's assurance procedures on compliance with the FCA's Client Asset Rules for NatWest Group's regulated legal entities for the year ended 31 December 2024. EY also presented the findings of their audit of specific elements of the Sustainability report to the GAC.
Auditor transition	To oversee transition of the external auditor to PwC in 2026.	The committee received bi-annual updates on progress with the transition of external audit services from Ernst & Young to PwC for the 2026 year-end external audit. This included progress on PwC achieving independence from NatWest Group, developing an understanding of the business of the NatWest Group, and preparations in respect of securing access to the relevant data. PwC will shadow the 2025 year-end audit, which will be completed by Ernst & Young, and will attend GAC meetings from July 2025.

Report of the Group Audit Committee continued

Matter	Role of committee and context of discussion	How the committee addressed the matter
Non-audit services	To review and approve, at least annually, NatWest Group's policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy).	All audit and non-audit services are approved by, or on behalf of, the committee to safeguard the external auditor's independence and objectivity. The GAC reviewed and approved NatWest Group's non-audit services policy in 2024. Under the policy, all audit-related services and permitted non-audit service engagements are approved by the GAC, with updates presented to each scheduled meeting.
		Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held; where the fee is anticipated to be £250,000 or more, approval of all GAC members is required. For fees under £250,000, work can be approved on an interim basis by the GAC Chair, subject to subsequent ratification at the next scheduled GAC meeting. The policy permits the external auditor to undertake engagements which are required by law or regulation, or relates to the provision of comfort letters in respect of debt issuance by NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY which result from a customer's banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are subsequently reported to the GAC. Further details of the non-audit services policy can be found at natwestgroup.com.
		During 2024, the committee approved fees paid to the external auditor in relation to work required in respect of the proposed retail offering in the shares held by HMT. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 6 to the consolidated financial statements.



Report of the Group Board Risk Committee



Members and attendance in 2024

Directors	Scheduled meetings attended
Stuart Lewis (Chair)	8 of 8
Patrick Flynn	7 of 8
Lena Wilson	7 of 8

Mr Flynn was unable to attend one scheduled meeting due to illness. Ms Wilson was unable to attend one scheduled meeting due to a prior commitment. There were no ad hoc meetings.

📄 **Further information on each principal area of focus can be found on pages 116 to 121.**

Dear Shareholder,

As Chair of the Group Board Risk Committee (the committee or BRC), I am pleased to present the report of how the committee discharged its responsibilities and its key activities during 2024.

I would like to thank Patrick Flynn and Lena Wilson for their valuable contributions to the committee. I would also like to welcome Geeta Gopalan and Gill Whitehead, who became members on 1 January and 8 January 2025 respectively, and look forward to their contributions. Additionally, I would like to thank Ian Cormack and Francesca Barnes for the insights they provide as non-executive directors and members of NatWest Holdings BRC, attending BRC meetings in an observer capacity.

This report describes how the BRC has fulfilled its role in overseeing and advising the Board in relation to current and potential future risk exposures and risk profile; and in overseeing the effectiveness of risk management frameworks and internal controls required to manage risk. In carrying out this important role, the committee helps support the Board in determining the nature and extent of principal risks NatWest Group is willing to take in order to achieve its long-term strategic objectives.

Principal areas of focus in 2024

During 2024, BRC pivoted to have more focus on its key customer businesses to provide the committee with a holistic view of the risks in each business, and a greater understanding of its overall risk profile, including emerging and principal risks. It encouraged management to consider the risk and return in each business and ensure intelligent risk taking supported NatWest Group's strategy and ambitions. Areas of focus were closely aligned to regulatory and strategic priorities, and the committee maintained a balance between consideration of strategic risks, as well as oversight of key remediation programmes, and regulatory submissions. Operational risk was a principal area of focus at every meeting during 2024, including the risk and control self-assessment (RCSA) framework, end of life technology, data, and the cloud strategy. BRC continued to support the Board's oversight of NatWest Group's operational resilience self-assessment to ensure it satisfies regulatory requirements and that operational resilience activities are fully integrated across all aspects of NatWest Group.

Model risk was another key area of focus throughout the year. BRC continued to oversee the effectiveness of the Model Risk Management Framework across NatWest Group and received regular progress updates on compliance with Prudential Regulation Authority (PRA) Supervisory Statement SS1/23 (Model Risk Management Principles for Banks). BRC continued its oversight of models, particularly amendments to the Internal Ratings Based (IRB) models, to comply with regulatory changes and received progress updates at every meeting as well as several dedicated spotlights.

The committee also considered updates on NatWest Group's response to external events, focusing on potential exposure and impacts on NatWest Group's supply chain; regulatory compliance; the strategic programme to track and monitor transformation

activity within the Risk function; the embedding of the enterprise-wide risk management framework (EWRMF); liquidity & funding risk; credit risk; and capital risk, including preparations for the implementation of Basel 3.1. Principal subsidiaries provided quarterly reports to the committee, allowing an opportunity for escalation of any material risk and control matters to BRC.

Further information on key topics considered during the year and areas of focus and challenge by the committee is provided on the following pages.

Effectiveness review

In accordance with the UK Corporate Governance Code, an evaluation of the performance of the Board and its committees, including the BRC, was conducted by an external facilitator in 2024. Further information on the review can be found on pages 103 to 105.

Stuart Lewis
Chair of the Group Board Risk Committee

13 February 2025

Principal areas of focus

- ✓ Oversight of risk profile and risk appetite
- ✓ Operational risk, including operational resilience
- ✓ Model risk
- ✓ Financial and strategic risk

Report of the Group Board Risk Committee continued

Principal areas of Group Board Risk Committee focus in 2024

The table below describes the BRC's principal areas of focus in 2024, alongside key outcomes and stakeholders considered.

Theme	Principal areas of committee focus	Outcomes
Operational risk, operational resilience, and information and cyber security	BRC received updates on NatWest Group's performance against operational risk appetite at every meeting in addition to the annual spotlight. Updates included operational resilience, data risk, cloud risk, fraud, manual controls, and end of life systems. The committee considered the operational resilience self-assessment[1] in detail prior to approval by the Board, and on behalf of the Board oversaw NatWest Group's response to the regulatory feedback following the cross-firm thematic review. Updates on information and cybersecurity risk appetite performance were reviewed at every meeting.	BRC closely monitored the implementation of new operational risk appetite measures approved in 2023. It challenged management on remediation work underway to address the causes of risk appetite breaches and the number of high and very high unaccepted risks. Internal Audit confirmed that operational risk management had materially improved and that the risk appetite measures and RCSAs were ensuring visibility of principal risks and the mitigants in place. BRC supported the Board in its oversight of operational resilience, challenging management to ensure regulatory requirements were met and operational resilience activities were fully integrated across NatWest Group. In particular, the committee challenged the severity of scenarios and remediation plans. The committee provided feedback and guidance to management following the cross-firm thematic review and sought to ensure appropriate Board training was provided. BRC also requested additional Board training on operational resilience scenarios to take place in 2025. Throughout the year, BRC continued to challenge management on the reduction of manual controls, particularly in relation to learnings from operational risk events.
Model risk	The committee received reports from management at every meeting on model risk, including the status of the IRB models programme. Additionally, on behalf of the Board, BRC oversaw implementation of the PRA's Supervisory Statement SS1/23.	During 2024, as part of its oversight of SS1/23 implementation, BRC sought assurance from management that NatWest Group's models were appropriate. The committee provided feedback on content to be included in Board training to ensure that all directors understood their responsibilities under SS1/23. BRC challenged management on alignment with SS1/23 and was pleased to receive confirmation from management that NatWest Group was largely compliant. Throughout the year, BRC requested dedicated spotlights on the IRB programme, questioned management on progress against regulatory expectations, and discussed the quantum of temporary model adjustments. The committee also challenged management to ensure that a robust and comprehensive response to regulatory feedback was provided.

(1) Reviewed by BRC in line with the committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Report of the Group Board Risk Committee continued

Theme	Principal areas of committee focus	Outcomes
Risk frameworks (including risk appetite and RCSA activity), risk management strategy and Risk function oversight	BRC continued its oversight of NatWest Group's risk frameworks (including risk appetite and RCSA activity). The EWRMF is NatWest Group's primary risk management and risk governance document. BRC received regular updates on the effectiveness of the EWRMF through the risk management report. The EWRMF was reviewed by BRC in December 2024 and recommended to the Board for approval. It was supported by Internal Audit's review of the EWRMF which concluded that it was a comprehensive framework. The committee oversaw the annual refresh of both qualitative risk appetite statements and quantitative risk appetite measures and recommended them to the Board for approval. This included confirmation from management of the effectiveness of the new non-financial risk measures approved in 2023 to drive risk management work on key operational risk topics. BRC received updates on the RCSA Programme at every meeting through the risk management report. Under delegated authority from the Board, BRC approved the enterprise-wide risk management strategy (EWRMS), which defines the strategy for risk management for NatWest Group and received ongoing updates during the year. The committee sought a detailed understanding of Risk30, the strategic programme of transformation activity within the Risk function. 📄 **Further details can be found in the Risk and capital management section of the report from page 171.**	BRC considered and challenged proposed changes to the risk appetite framework, particularly wholesale credit risk limits. BRC also sought and received confirmation from management that all three lines of defence were aligned on the enhancements required to ensure compliance with the forthcoming changes to the UK Corporate Governance Code. The committee considered spotlights on all principal risks during the year. Where relevant, these were considered alongside the holistic views of customer businesses and their risk profiles. Further information on these can be found in the respective sections of this report. The committee also reviewed proposed updates to the key risk policies[1] and approved them under its Board-delegated authority. BRC welcomed confirmation from management that the RCSA Framework was effective, fit for purpose, and operationally effective. Following challenges from the committee regarding the programmes incorporated in the EWRMS, management undertook reviews to ensure they were comprehensive and appropriately prioritised. This ensured that the Board had visibility of NatWest Group's most material programmes, including regulatory remediation programmes, with escalations through the risk management report.
Risk profile and reporting	BRC reviewed and discussed NatWest Group's current and future risk profile relative to risk appetite at every meeting. Key focus areas during 2024 included operational risk and the embedding of the operational risk framework, return on capital, credit risk, and emerging threats. Detailed reports on legal and regulatory developments and litigation risks were considered on a quarterly basis, with an escalation route available at intervening meetings. Quarterly reports were received from the chairs of board risk committees of NatWest Group's principal subsidiaries, providing oversight of material risk and control matters and a channel for escalation of issues. The BRC Chair also joined the meetings of the board risk committees of NatWest Group's principal subsidiaries. Chairs of these committees also joined relevant BRC meetings.	The committee welcomed Risk's continued focus on improving the format and content of the risk management report during 2024. BRC encouraged Risk to continue to progress plans to automate the reporting as well as ensuring that data and metrics were robust. Various matters were escalated to the committee during the year including subsidiary technology stability and testing. The committee sought and received confirmation from management that remediating actions were being taken by NatWest Group management. It also received confirmation that the subsidiary board risk committee was satisfied with the approach.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Report of the Group Board Risk Committee continued

Theme	Principal areas of committee focus	Outcomes
Risk profile and reporting continued	The committee held a strategic risk focus session at which top and emerging risks as well as the geopolitical/macroeconomic environment were discussed to understand their strategic impact on NatWest Group. Updates on top and emerging risks were received at every meeting through the risk management report. The committee received an update on intelligent risk taking, which is NatWest Group's approach to risk culture.	Management carried out several reviews during the year to ensure that emerging risks were sufficiently addressed. The committee considered the output of reviews undertaken following the global IT outage caused by a Crowdstrike update, the Court of Appeal's judgement in relation to motor finance commissions, regulatory fines levied against other firms, and the potential impact of geopolitical threats, including on the budget and stress scenarios. BRC requested additional information from management as required.
Control environment	Following the control environment's achievement of a satisfactory rating in 2023, BRC continued to monitor the effectiveness of internal controls required to manage risk. The committee reviewed the H2 2023 control environment certification overview and received updates at every meeting on the control environment ratings of NatWest Group, customer businesses and functions. BRC also reviewed a proposal to change the existing approach to the control environment assessment process and recommended it to the Board as part of the annual EWRMF submission.	BRC welcomed management's proposal to align the control environment assessment process with industry best practice which clarified, simplified, and improved the assessment approach. Management confirmed that the new control environment assessment process will be applied from 2025. The committee sought and received confirmation that Internal Audit supported the proposed changes. BRC challenged management to ensure consistency in the controls testing approach across all three lines of defence, and to simplify and align the approach to ensure that controls were designed effectively, worked efficiently, and were reported consistently. BRC closely oversaw Private Banking's and RBSI's work towards an improved control environment and challenged management on timings and progress. BRC also questioned management on the measures taken to maintain effective controls, with particular focus on financial crime. The committee reviewed and supported management's report on the effectiveness of internal controls required to manage risk.
Outsourcing and third party risk management	BRC maintained oversight of NatWest Group's outsourcing and third party risk management. The committee continued its oversight of NatWest Group's critical and important material outsourced providers. Management of cloud providers and related risks was of particular focus. BRC also received progress updates from management on outsourcing risk standards, policy and framework.	BRC sought and received assurance from management that ongoing external risks, such as supply chain impacts from geopolitical events and cyber breaches in the supply chain, were actively managed and that exit plans were in place. Additionally, the committee received updates from management on regulatory expectations in relation to cloud and supported management's decisions concerning the deployment of cloud-hosted applications. Management also provided an update on more severe scenario testing and the development of supplier-level playbooks incorporating business impact mitigation for prolonged outages. The committee recommended the outsourcing policies for Board approval.

Report of the Group Board Risk Committee continued

Theme	Principal areas of committee focus	Outcomes
Financial and strategic risks	BRC monitored principal financial and strategic risks through risk reporting at every meeting and regular spotlights. NatWest Group's performance in relation to return on capital and risk weighted assets were particular areas of focus throughout the year. BRC reviewed capital, liquidity and funding requirements during 2024 and also reviewed capital distribution proposals prior to Board consideration. Additionally, BRC oversaw the risk management aspects of the programme established in response to the UK Government's announcement that it intended to explore a retail share offer for NatWest Group shares. BRC received separate updates on the retail and wholesale credit risk portfolios, and on traded and non-traded market risk. These spotlights were considered in conjunction with the holistic overview of risks in the Retail and the Commercial & Institutional customer businesses that were presented at BRC during the year. This enabled the committee to understand the risks within the context of broader business themes. The spotlights were in addition to reporting on credit and market risk within the risk management report. The committee also discussed the management response to the Dear CRO letter received from the PRA on Private Equity financing. Additionally, the committee received regular updates on the decisions made by the Executive Credit Group. The committee received reports at every meeting on NatWest Group's performance against risk appetite in relation to climate and nature risk. Additionally, BRC received an annual spotlight. The committee received updates on pension risk appetite at every meeting through the risk management report. The committee also received a dedicated spotlight on pension risk which included a progress update on the buy-in transactions with third party insurers entered into by the Trustee of the NatWest Group Pension Fund during 2024.	**Credit risk –** In relation to retail credit risk, the committee was pleased to receive confirmation from management that the credit card market portfolio's returns and credit quality were robust. Management confirmed that financial health and customer support was a key focus area and that innovative techniques and technology had been deployed to identify and support customers in financial difficulty. In relation to wholesale credit risk, management confirmed that a regulatory review of the mid-corporate and SME books had concluded satisfactorily, and that overall, the wholesale credit risk portfolio remained robust. **Market risk –** In response to a challenge from BRC on the appropriateness of the traded market risk limits, management reviewed and revised the existing approach. In relation to non-traded market risk, the committee requested and received an overview of the most material risks to NatWest Group. **ICAAPs, ILAAPs and budget and risk appetite stress tests**[1] – BRC reviewed and recommended to the Board the scenarios to be used during 2025 for the budget process, and the monitoring of the risk profile relative to the approved risk appetite. It reviewed the budget and budget stress test as well as the NatWest Group ICAAP and ILAAP and recommended them to the Board for approval. At the committee's request, management also provided BRC with the outputs of a review on how key messages from the ICAAPs were used across NatWest Group on an ongoing basis to drive outcomes. The committee approved the ILAAP scenarios under delegated authority. **Liquidity and funding –** The committee continued to monitor NatWest Group's deposit strategy closely and received updates at every meeting on overall performance against risk appetite. **Capital distributions –** BRC carried out a detailed review of the risk aspects of proposals for capital distributions to shareholders, and the capital trajectory, and recommended them to the Board for approval. **Climate and nature risk –** BRC was pleased to receive confirmation from management that NatWest Group's climate risk management approach was robust and was generally aligned with its peers and regulatory expectations. A progress update on mainstreaming climate risk into decision-making, including the full inclusion of carbon emissions in NatWest Group's credit decisioning model, was provided. In relation to nature risk, management confirmed that focus was on determining NatWest Group's overall approach whilst also supporting its eurozone subsidiaries in complying with regulatory requirements. **Pension risk –** The committee welcomed management's confirmation that the risk appetite measures remained appropriate and that the buy-in transactions had reduced risk.

(1) Reviewed by BRC in line with the committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Report of the Group Board Risk Committee continued

Theme	Principal areas of committee focus	Outcomes
Stress testing, recovery plans and the resolvability self-assessment	BRC carried out a review of the stress testing activity conducted by management. BRC also devoted time and focus to oversight of the plans which would allow NatWest Group to be dealt with effectively in the event of financial failure. This included the review of NatWest Group's resolvability self-assessment action plan in response to regulatory feedback on NatWest Group's readiness for resolution.	**Stress testing scenarios –** The committee continued to closely review stress testing scenarios used to monitor and measure risk profile. In particular, it challenged how the potential impact of Basel 3.1 would be reflected. BRC reviewed the stress scenarios to be used for monitoring a moderate, severe and extreme stress and recommended them to the Board. Additionally, in response to a request from BRC, management provided an update on how stress testing capabilities were aligned with Board and regulatory expectations. **Recovery Plan –** BRC reviewed the NatWest Group recovery plans and recommended them to the Board ahead of their submission to the PRA in June 2024. **Resolvability self-assessment –** In response to regulatory feedback, the committee requested integrated scenario-based Board training on resolution planning and sought and received confirmation from management that operational resilience would form part of the training.
Conduct and regulatory compliance risk (including ring-fencing compliance)	The committee received updates on conduct and regulatory compliance performance against risk appetite at every meeting, including Consumer Duty-related matters. Updates on conduct risk issues pertaining to each customer business were received through the business strategic risk spotlights. BRC also received a spotlight on conduct and regulatory compliance which provided an update on risk appetite, risk profile and key activities. Additionally, BRC received an update from the Internal Audit function on the effectiveness of ring-fencing arrangements.	BRC welcomed Internal Audit's observation of the positive progress made across the conduct and regulatory compliance portfolio and encouraged management to maintain its focus on the ongoing work to enhance reporting. The committee had close oversight of regulatory activity, including frequent updates on the programme established to respond to the review carried out by the Department of Justice Compliance Monitor. BRC held management to account on prioritisation of the programme and delivery of the action plan. The committee received regular updates from management on ring-fencing conflicts, the steps taken to further embed ring-fencing requirements across NatWest Group, and its approach to support the Board ring-fencing compliance attestation ahead of its regulatory submission in March 2024.
Data risk management and BCBS239	BRC received regular reports on the data management risk profile in the risk management report. Additionally, BRC received a data risk management spotlight. This included an update on management's strategy and return to appetite plan. BRC reviewed NatWest Group's data aggregation and risk reporting framework (BCBS239) to ensure regulatory compliance.	BRC welcomed management's evolution of the data management strategy and discussed steps being taken to improve data risk management. In relation to the BCBS239 attestation, the committee considered and challenged management's proposal to include a new scope methodology and amend its assessment approach, noting it would align NatWest Group with industry best practice and regulatory expectations. Changes to the BCBS239 framework were reviewed and approved by the committee under Board delegated authority.
Financial crime	BRC received updates on the financial crime risk profile in the risk management report at every meeting. It also received biannual spotlights which included updates on RBSI's return to appetite. Additionally, BRC received the Money Laundering Reporting Officer's (MLRO's) report and the annual NatWest Group financial crime risk assessment.	BRC supported management's focus on constant evolution and investment to maintain NatWest Group's within risk appetite position and to meet new and existing challenges as well as regulatory expectations. It also welcomed the progress made on fraud prevention and questioned management on NatWest Group's position in relation to its peers. BRC challenged management on ensuring that sufficient focus was on preventative actions, particularly in resolving any issues impacting the effective operation of systems and technology. Additionally, BRC closely oversaw RBSI's return to appetite and encouraged pace of progress and integration into the NatWest Group financial crime hub. BRC continued to monitor emerging financial crime risks throughout the year. The committee challenged management on assurance processes, the effective use of transaction monitoring tools, and improvements to risk culture, and requested progress updates.

Report of the Group Board Risk Committee continued

Theme	Principal areas of committee focus	Outcomes
Transformation/ major change programmes	BRC continued to oversee delivery of NatWest Group's transformation and material change programmes and their position relative to risk appetite through biannual spotlights, with interim updates communicated in the risk management report. The committee also received updates on the management of UBI DAC withdrawal risks as part of the phased withdrawal from the Republic of Ireland.	In response to feedback from BRC, management's presentations focused on demonstrating how the major change programmes had improved NatWest Group's operational risk profile, supported delivery of the bank's strategy, and were appropriately funded. BRC challenged management on ensuring that all of NatWest Group's regulatory programmes were included within the transformation portfolio.
Reputational risk	BRC received updates at every meeting on reputational risk performance against risk appetite. Additionally, the committee received an annual spotlight which focused on changes and improvements that had been made to strengthen the reputational risk framework.	The committee welcomed management's confirmation that reputational risk had materially reduced since 2023 and was particularly pleased by the improvements seen in the Private Banking business. In response to challenges and questions from the committee, management provided detail on the processes and governance in place to identify emerging threats and ensure the efficient escalation of potential issues from the customer businesses and functions. At the committee's request, management also provided an overview of the Environmental, Social and Ethical framework used to support the management of reputational risk appetite and confirmed alignment with peers. The committee suggested enhanced Board oversight in certain areas.
Accountability and remuneration	BRC continued to provide oversight over the risk considerations of performance and remuneration arrangements, as well as reviewing accountability review recommendations from a risk management perspective, working closely with RemCo. **Further detail on how risk is considered in remuneration decisions can be found in the Directors' remuneration report on pages 126 to 145.**	**Remuneration –** BRC reviewed the risk and control goals of the NatWest Group Executive Committee members and relevant attendees (ExCo). These were recommended to RemCo, together with the individual performance goals for the Group Chief Risk Officer. BRC also considered the risk and conduct performance of ExCo, to ensure a fair reflection of risk and conduct performance in variable pay award and vesting outcomes and recommended them to RemCo. The committee discussed and recommended to RemCo proposed risk adjustments to NatWest Group's bonus pool calculation to reflect NatWest Group's risk and conduct management performance. Following previous feedback and challenge from BRC, the committee welcomed the simplified approach taken towards the end of year remuneration process by management and encouraged management to consider further simplification measures. **Remuneration policy –** The committee considered the proposed changes to the directors' remuneration policy and recommended the proposed mechanisms for risk adjustments within the new policy construct to RemCo. In addition, the committee carried out its annual review of the Material Risk Taker identification process. BRC welcomed management's update to the committee that a review of Material Risk Takers was underway to ensure alignment with NatWest Group's peers. **Accountability –** The committee continued its oversight of regulatory reportable events, other material investigations and resultant accountability review recommendations, advising RemCo on the appropriateness of these recommendations from a risk perspective.

Report of the Group Sustainable Banking Committee



Members and attendance in 2024

Directors	Scheduled meetings attended
Yasmin Jetha (Chair)	5 of 5
Roisin Donnelly (The Group Consumer Duty Board Champion)	5 of 5
Lena Wilson	4 of 5

Lena Wilson was unable to attend the October meeting owing to a prior commitment. There were no ad hoc meetings.

📄 **Further information on each principal area of focus can be found on pages 123 to 125.**

Dear Shareholder,

I am delighted to present my second report as Chair of the Group Sustainable Banking Committee (the committee or SBC).

During 2024, the committee continued to effectively support the Board in overseeing and challenging actions taken by management to run NatWest Group as a sustainable business generating long-term value for stakeholders.

Our areas of focus are supported by strong engagement with executive management and the SBC framework ensures that all updates align with the remit of the committee. Further details of the framework can be found on page 125.

We held several spotlight sessions throughout the year covering the principal areas of focus for the committee, namely: customer; climate and environmental progress; people & culture; learning; technology, data and innovation; and small business support. The views of internal and external stakeholders were sought wherever possible and meeting time was prioritised towards meaningful debate and discussion. SBC considered key items of strategic focus and had spotlights on a range of climate and sustainability matters. The committee's discussions on people, culture and learning focused on embedding the bank's new performance management framework, future skills and strategic workforce planning.

Technology, innovation and data are integral to our strategic priorities as we work to generate long-term value for stakeholders and succeed with customers. Updates have focused on the data strategy, approach to innovation, and artificial intelligence, including emerging challenges, ethics, and potential areas for transformational change for customers.

The customer and Consumer Duty underpin all discussions and the committee continued to provide oversight and challenge of Consumer Duty on behalf of the Board, including review of the annual self-assessment of NatWest Group's monitoring and actions in advance of Board approval.

Thank you to everyone who has contributed to the committee's activities during 2024, especially my fellow directors, Lena Wilson and Roisin Donnelly, and Francesca Barnes as non-executive director and member of NatWest Holdings (NWH) Sustainable Banking Committee, attending SBC meetings in an observational capacity. I would also like to thank attendees and presenters for their invaluable contributions. SBC welcomed Geeta Goplan and Gill Whitehead as members with effect from 1 and 8 January 2025 respectively.

Effectiveness review

In accordance with the Code, an evaluation of the performance of the Board and its committees, including the SBC, was conducted by an external facilitator in 2024. Further information on the review can be found on pages 103 to 105.

Principal areas of focus

- ✓ Customer, including Small Business Support and Consumer Duty
- ✓ Climate and environmental progress
- ✓ People, culture and learning
- ✓ Technology, data and innovation
- ✓ Supporting long-term value creation

Conclusion

Our strategic approach and operating rhythm ensured that the committee continues to support the Board in overseeing the execution of our strategy and promoting NatWest Group's long-term sustainable success. We considered a broad range of sustainability (including Environmental, Social and Governance) matters to better understand our impact and how NatWest Group's actions are supporting our customers, colleagues and society.

Yasmin Jetha
Chair of the Group Sustainable Banking Committee

13 February 2025

Report of the Group Sustainable Banking Committee continued

Theme	Principal areas of committee focus	Outcomes
Customer	The committee considered actions being taken by management to improve customer service and experience across key customer segments. The committee continued to support the Board in its oversight of steps to embed Consumer Duty and delivery of Good Customer Outcomes was a central focus. The committee received updates at three of its five meetings in 2024. The Consumer Duty Board Champion is a member of the committee and provided input on industry discussions and engagement with management. Updates included progress on implementation; regulatory engagement; and spotlights on approach to customer communications, good customer outcomes reporting; complaints, and affordable lending. The updates also outlined the Board assessment governance timeline for 2025 and associated actions. The committee had a spotlight session on external fraud and scams and the impact on the customer. Actions being taken by management to improve customer service, including use of digitalisation and technology to deliver enhanced customer experience, were outlined. Discussion also considered liability, evolving threats, achieving good customer outcomes, and support for customers in vulnerable situations. The committee experienced customer calls by fraudsters reinforcing the need for strategic capabilities and continued investment. SBC received an update on NatWest Group's Small Business Support strategy and customer offering, including feedback from customers on their experience. Spotlights on the Accelerator programme and small business lending highlighted efforts to revitalise plans to grow our lending. The committee discussed the annual Internal Audit Behavioural Risk review which focused on customer vulnerability, personalisation and customer outcomes.	The committee reviewed and recommended the first annual self-assessment of monitoring and actions on compliance with Consumer Duty regulations to Board for approval. The committee recognised the progress on improvement actions for on and off sale product journeys and acknowledged the positive impact that Consumer Duty was having for customers. It also recommended that NatWest Group recognise these benefits externally. In relation to fraud, the committee noted the importance of active engagement on fraud across the banking sector and with governments and law enforcement agencies In relation to small business support, the committee acknowledged the success and impact of the Accelerator programme over the last 10 years and encouraged management to focus on helping businesses to scale beyond the initial growth phase. Challenges regarding the increased presence and role of brokers were discussed noting the importance of engaging with this market. As a result of a request from the committee to learn more about how we could leverage the power of the regions, the Board held a successful engagement session with the Regional Board Chairs to discuss work underway to support regional initiatives, including lending. The committee challenged how the work being carried out by the behavioural risk audit team was being used by the business to enhance customer outcomes, noting the connection with Consumer Duty.
Climate and environmental progress	Presentations considered progress on climate matters and focus areas for 2024 to support our climate ambitions. The SBC reviewed a management information dashboard on a quarterly basis which included key metrics and targets aligned with our climate-related ambitions. It discussed progress against the climate ambitions and considered how these might evolve in future. The committee has continued to support the Board in its oversight of the implementation and delivery of the Climate transition plan with particular focus on steps being taken to support our customers' transition including opportunities for growth, the importance of partnerships to enable and accelerate systems led decarbonisation, and tools such as the Climate Decisioning Framework and Carbon planner tool. It was noted that NatWest Group received a CDP A rating, for 2023, and was ranked third globally in The Autonomous Paris Readiness Index (APRI) in 2023. The Group Audit Committee and SBC held a joint session on financed emissions methodology.	The committee noted the progress on climate ambitions and encouraged the work to integrate climate into the wider bank strategy and support for customers. Continued challenges such as external dependencies beyond NatWest Group's control and management of risks were considered. The committee discussed the intention to refresh NatWest Group's climate ambition in the context of the UK's Seventh Carbon Budget, and in a way which is aligned with the wider strategy, developing regulation, and is simplified. The committee welcomed the strong focus on supporting customer transition and encouraged efforts to accelerate progress on the identified growth opportunities and leverage the breadth of activities underway. In relation to opportunities, the committee challenged the need to elevate the corporate narrative, strategic implications of being a UK bank, and encouraged management to consider further opportunities within Commercial Real Estate and Energy systems.

Report of the Group Sustainable Banking Committee continued

Theme	Principal areas of committee focus	Outcomes
People, Culture and Learning	The committee had close oversight of the performance culture work, including implementing the bank's new performance management framework, Beyond, which was launched at the start of 2024. The committee noted positive feedback and engagement with colleagues and valued additional observations from the Colleague Advisory Panel. It also considered the work on leading and scaling experimentation to support data-led decision-making, and potential changes to simplify colleague frameworks. The committee discussed the approach to future skills, including developing deep skills intelligence to support customers and anticipate future skill requirements. The committee considered the results and insights from employee survey results specifically in relation to culture, inclusion, ethics and engagement. On behalf of the Board, the committee noted the approach taken to the development of workforce policies and practices.	The committee acknowledged the scale and significance of introducing the new performance management framework and supported work to track lessons learned, given it would take time to embed. The committee requested that additional updates on performance management are provided in 2025. The committee noted the importance of developing deep skills intelligence to support customers, execute on the strategy and adapt to wider changes in the workforce. Directors emphasised the need for communications on the future approach to emphasise empowerment of colleagues to drive their skills forward. It sought further demonstration of how the approach would be implemented. In order to simplify processes, it was agreed that SBC would no longer be required to have a formal role in remuneration governance decisions but could continue to be consulted if required.
Technology, data and innovation	Sessions focused on: data and automation; competitive threats and opportunities; artificial intelligence (AI); payments; innovation and partnerships; and emerging technology trends. Data is a key enabler to our strategy and SBC noted how the data strategy and target architecture will deliver value to customers, including personalisation, understanding consumer behaviour, and providing actionable insights to generate value. It was noted that Good Customer Outcome Monitoring data had been successfully implemented to support Consumer Duty, using a One Bank approach. Discussion was enhanced by the attendance of one of the bank's 'Distinguished Engineers'. Progress on the bank's AI adoption activity, strategic direction and ambition was discussed. The updates focused on: customer benefit; plans to scale use cases; delivery and adoption; emerging challenges; areas for transformational change; and ethics. Adrian Joseph OBE, a member of the Technology Advisory Board and data expert, provided an external perspective on data and AI. The committee received an update on payment technology strategy and target architecture to better understand how the multi-year transformation will ensure future resilience, regulatory compliance and lower costs through modernisation and simplification. The committee received an overview of how the enhanced innovation framework was embedding and innovation activity for the year. The committee considered the emerging technology trends which had the potential to be disruptive by 2030 or beyond, focusing on the continued development of artificial intelligence capabilities, including agents; new types of consumer devices; digital markets; and quantum computing.	The committee noted the technology, data and innovation focus areas and potential areas of benefit to our customers. The committee encouraged prioritisation, close management of funding, and taking an agile approach. They noted the importance of resource, ownership and governance. The committee requested plans to measure the pace and delivery of milestones to track progress on data strategy and architectural improvements. The committee discussed the potential of AI noting that balance would be required to ensure appropriate consideration of risk and controls whilst being able to target transformational opportunities and continued adoption at scale. The committee discussed NatWest Group's external approach to AI encouraging a proactive stance with regulators, investors and customers. In relation to payments, the committee acknowledged the challenges of disintermediation and complexity of infrastructure and discussed the steps being taken to address this. The committee agreed on the importance of monitoring future trends and requested a further update on NatWest Group's plans and peer action in respect of the potentially disruptive technology trends related to AI and agents, and new consumer devices. The committee also noted the opportunities presented by the work being undertaken by suppliers and vendors to enhance their AI capabilities.

Report of the Group Sustainable Banking Committee continued

Theme	Principal areas of committee focus	Outcomes
Supporting long-term value creation	The committee followed a framework to ensure that the items presented were aligned with long-term sustainable value creation. This included highlighting the benefits to the customer, NatWest Group's position relative to peers, including what could be learned from peer approaches and other industries, and the specific actions or milestones required to deliver the required outcome.	By ensuring that the updates presented followed the agreed framework, it allowed the committee to focus on long-term value creation.
	The committee supported the Board in overseeing work to evolve NatWest Group's purpose prior to approval by Board.	The committee provided detailed feedback on purpose proposals developed with internal and external stakeholders.
	The committee discussed a pilot sought to develop thinking on sustainability topics and inform potential approaches to conducting materiality assessments. The pilot was supported by an external third party and was intended to build on our existing approach while also considering future reporting requirements. It also considered the implications for NatWest Group and the next steps required.	In relation to the pilot that helped inform our thinking on future materiality assessments, the committee queried how the assessment would be used in practice to ensure it delivered value. The committee sought to understand how multiple competing regulatory approaches could be satisfied through future materiality assessments.
	SBC considered NatWest Group's 8th Annual Modern Slavery & Human Trafficking Statement.	The committee recommended NatWest Group's 8th Annual Modern Slavery & Human Trafficking Statement to the Board for approval.
	The committee received a detailed update on Human Rights (including Salient Human Rights Issues) progress made in 2024 and the plan for 2025.	Regarding the ESG ratings approach, SBC cautioned any over-simplification of its approach. Disclosure, transparency and granular detail were key requirements from investor discussions.
	The committee noted the progress on ESG ratings achieved by NatWest Group which included improved scores resulting from a combination of investor and rating agency dialogue, and enriched disclosures.	In respect of the embedding of ESG considerations within NatWest Group's supply chain management process, SBC stressed the importance of ensuring that the process did not discourage smaller businesses from providing services to NatWest Group.
	SBC discussed the approach taken to embed ESG considerations within NatWest Group's supply chain management processes. This included embedding the Supplier Charter and use of EcoVadis assessments, to improve understanding of suppliers' impact on the end-to-end value chain.	

Directors' remuneration report



Members and attendance in 2024

Directors	Scheduled meetings attended
Lena Wilson (Chair)	5 of 5
Roisin Donnelly (Member since 1 September 2024)	2 of 2
Mark Seligman	5 of 5
Frank Dangeard	4 of 5

Mr Dangeard was unable to attend one scheduled meeting due to illness. In addition to the five scheduled meetings held, there were three ad hoc meetings. All directors eligible to attend ad hoc meetings were present at those meetings.

Contents

Dear Shareholder,

On behalf of the Board, I am pleased to present the remuneration report for 2024.

As part of this report, we have set out a new directors' remuneration policy (the Policy). This is subject to approval from shareholders at the 2025 NatWest Group plc Annual General Meeting (AGM) and is intended to operate for three years. The report also details the remuneration decisions we made under the existing Policy for 2024 and how we intend to apply the new Policy in 2025.

Revised remuneration policy for executive directors

The current Policy has been in place since 2022, when NatWest Group introduced an annual bonus plan and a Restricted Share Plan (RSP), which brought us more in line with the market at the time, but resulted in less performance variability than a more typical long-term incentive arrangement.

While the current Policy has worked well in supporting our transition to a more market-aligned construct, we believe that the new Policy must continue to evolve in order to support the business strategy by further strengthening the link between reward and performance. We have also been mindful that within the last 12 months there have

been significant changes to the external regulatory, investor and market environment. In particular, the Group Performance and Remuneration Committee (the committee) notes the decision by the Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) to remove the bonus cap, which provides greater flexibility to introduce higher leverage and set more stretching performance-based incentives.

NatWest Group is now the only major UK bank operating a RSP as its long-term incentive (LTI). We are also the only major UK bank to operate on a 1:1 ratio between variable and fixed pay. We have listened very carefully to shareholders and other stakeholders to ensure that the new Policy brings our LTI construct in line with that of other UK banks, in a manner that is appropriate to our circumstances and strategic aims.

In addition to external environment changes, we have a new Board Chair and a Group Chief Executive Officer (CEO) who has been in role for just over 18 months. We approach the future with optimism, confident we can build on our strong FY24 performance and shareholder returns. NatWest Group continues to be well positioned to create sustainable long-term growth and value for its shareholders.

Wider workforce highlights

January 2024
– We launched Beyond, our new performance management framework, designed to foster a culture of high performance while enhancing colleague experience, and shifting the focus from pay decisions based on ratings to data-driven reward decisions.

April 2024
– Nearly 95% of our junior UK colleagues (A and B grades) covered by our negotiated pay approach received a salary increase of at least 3.5%, with almost two-thirds receiving 5% or more.

May 2024
– The first award under our Sharing in Success scheme was delivered, with a share award of £1,000 for all eligible employees (adjusted for local salary levels).

From April 2025 onwards
– Nearly 84% of our junior UK colleagues will receive a salary increase of at least 2%, and our UK starting salary will increase to £24,525 per annum, an uplift of 24% since September 2022, maintaining a competitive market position.
– In May 2025, all eligible employees will receive a Sharing in Success award of £1,275 (adjusted for local salary levels), subject to shareholder approval of the recommended dividend.

Directors' remuneration report continued

Taking into account all of these factors, we have designed a new Policy to support the delivery of our business strategy through the re-introduction of a Performance Share Plan (PSP), with a higher, but proportionate, degree of leverage.

Summary of changes to the Policy

We are proposing two key changes. Firstly, the RSP award, currently capped at 150% of salary, will be replaced by an annual PSP award, capped at 300% of salary. Performance measures, weightings and targets will be determined by the committee each year, with stretching targets, directly linked to the bank's strategy, set to reflect the increased potential pay out under the PSP.

Secondly, the annual bonus opportunity, currently 100% of salary, will be increased to 150% of salary. Performance targets will incorporate greater stretch above the target performance level, up to the maximum, to reflect the greater opportunity. Other key elements of the Policy, including the operation of the fixed share allowance, remain unchanged.

Impact of the changes

While the new Policy results in higher pay at maximum performance, pay only increases marginally at target performance, and importantly, at threshold (i.e. start to earn) pay will be lower than the current Policy for executive directors. When considering the new Policy, the committee was mindful that for the past decade NatWest Group has operated within a 1:1 variable to fixed construct. The PSP combined with annual bonus introduces greater leverage, creating a more performance-focused construct as part of this Policy renewal. Removal of the fixed share allowance was considered, however this would

have required an even greater increase in variable pay opportunity in order to retain market positioning. Given the Group's starting point on its variable to fixed pay ratio, the committee concluded that it was appropriate to retain the fixed share allowance for this Policy period, as it acts as a counterweight that ensures the overall package is not too highly leveraged. The continued delivery of the fixed share allowance in shares also ensures alignment with shareholder experience. The use of the fixed share allowance, and peer practice on pay, will continue to be kept under review.

These proposed Policy changes align executive directors to the 2:1 variable to fixed pay ratio for our wider workforce, published in the 2023 Directors' remuneration report. The committee remains of the view that this ratio is appropriate for our current circumstances as we transition towards a significantly more performance-focused pay model. Further details of the new Policy and why it is right for us are on page 131 to 133.

Timing of the changes

In line with regulatory expectations, the first PSP awards will be made in March 2026, with the grant of awards being contingent on satisfactory performance under a 'pre-grant test' in the year to 31 December 2025. PSP scorecards will be finalised in 2025, and details of the measures will be disclosed in line with our strong track record for transparent and comprehensive annual bonus disclosure.

Final RSP awards will be made in March 2025 following the FY24 annual results announcement. The new bonus opportunity will be effective for the year ending 31 December 2025.

Stakeholder consultation on the changes

We have consulted widely with our major stakeholders on the Policy proposals, with positive feedback received. Discussions centred on the business context for transitioning to a PSP and the importance of measuring performance against stretching targets. Further details of the consultations and discussions are on page 131.

We have built flexibility into the new Policy to respond to the expected changes the PRA and FCA have recently announced, as part of their joint consultation paper, to the PRA/FCA remuneration rules. Any material changes to the operation of the Policy to reflect such regulatory updates will remain consistent with UK market practice and investor requirements. We would also engage with key stakeholders before implementing such changes.

The Board believes these Policy proposals support the next phase of our business strategy and a stronger performance culture by providing a more competitive package for our executive directors, which is an important factor in attracting and retaining highly talented individuals. The Board, therefore, recommends that shareholders vote in favour of the new Policy.



Directors' remuneration report continued

Group remuneration outcomes for 2024

The current Policy operated as intended during 2024. A paper summarising the operation of the Policy is presented to the committee each year.

The assessment of performance against annual bonus scorecards resulted in a scorecard outcome of 77.9% for Group CEO, Paul Thwaite and 76.0% for Group Chief Financial Officer (CFO), Katie Murray. The committee considered the outcomes for Mr Thwaite and Ms Murray to be a fair reflection of performance and felt no further discretionary adjustments were required. Full details of the annual bonus can be found on pages 146 and 147.

Performance measures	Weighted outcome	
Financial (60%)	**50% out of 60%**	
Group RoTE (30%)		30.0%
Income growth (10%)		10.0%
Cost reduction (10%)		5.0%
CET1 (10%)		5.0%
Non-financial (35%)	**23.9% out of 35%**	
Climate (10%)		8.8%
Customer (10%)		4.7%
Purpose, culture and people (10%)		5.7%
Enterprise and capability (5%)		4.8%
Personal (5%)		
Group CEO		4.0%
Group CFO		3.0%
Pre application of risk modifier (0–100%)		
Group CEO		77.9%
Group CFO		76.9%
Post application of risk modifier (0–100%)		
Group CEO outcome		77.9%
Group CFO outcome		76.0%

Performance highlights

Income excluding notable items

2.2%

2023: 9.8%

Attributable profit

£4,519 million

2023: £4,394 million

RoTE

17.5%

2023: 17.8%

Climate and sustainable funding and financing[1]

£31.5 billion

2023: £29.3 billion

Shareholder returns through dividends and buybacks

£4.0 billion

2023: £3.6 billion

Grant of the 2025 RSP

The committee approved the grant of RSP awards for Mr Thwaite and Ms Murray at maximum level, as satisfactory performance had been achieved over 2024 in line with the current Policy. The vesting of the RSP awards will be subject to assessment against pre-determined criteria that consider whether sustainable performance has been delivered over the three-year performance period. Full details of the RSP performance assessment can be found on page 151.

Vesting of LTI awards granted in 2022

LTI awards were granted to Mr Thwaite and Ms Murray in March 2022, the final grant under our former Policy. As disclosed at the time, prior to the awards being granted, a reduction of 29.5% was applied to the maximum award as a result of the pre-grant performance assessment for 2021. In December 2024, the committee considered whether anything had come to light since the awards were granted which would change its original view of performance. Based on the pre-vest assessment, the committee concluded that a strong and sustainable level of performance had been achieved over the period and there had been no material deterioration in financial, customer, risk, culture or purpose-linked performance since grant. Therefore, no further adjustments were necessary under the pre-vest test. Full details can be found on pages 149 and 150.

Wider workforce

Following targeted action in 2023 to support our colleagues through the cost of living crisis, we continued to focus on rewarding colleagues in a fair, sustainable and transparent way during 2024. Our UK starting salary increased to £23,500 per

(1)   Cumulative contribution of £93.4 billion towards £100 billion between 1 July 2021 and the end of 2025 target.

Directors' remuneration report continued

annum in April 2024, and nearly 95% of our junior UK colleagues (A and B grades) covered by our negotiated pay approach received a salary increase of at least 3.5%, with almost two-thirds receiving 5% or more. We will build on this in April 2025, continuing to focus on paying colleagues fairly, and further increasing our minimum rate of pay in the UK to £24,525 per annum. In December 2024, the committee agreed 2% salary increases would apply from 1 April 2025 for the Group CEO and Group CFO. This compares to an average salary increase for the global workforce at 3.3%.

To drive individual and organisational performance further, in 2024 we launched Beyond, our new performance management framework. Beyond is designed to foster a culture of high performance while enhancing the overall experience for our colleagues. We have encouraged the setting of more ambitious and personalised goals to drive performance and engagement, focused on improving the quality of performance discussions, and shifted the focus from pay decisions based on ratings to data-driven reward decisions. This approach was created after c.2,300 colleagues were involved in 13 experiments across the bank in making pay decisions without performance ratings. Further details of Beyond can be found in Our colleagues section on page 36 in the Strategic report.

The first award under our Sharing in Success scheme for all colleagues was delivered in shares in May 2024, based on performance in 2023. The scheme is intended to drive a performance culture and further align colleagues with our strategic direction. For 2024, we measured success based on being brilliant for our customers, underpinned by financial performance, our approach to risk and delivering value for shareholders.

The second award under the scheme will be granted in May 2025, with a share award of £1,275 to all eligible employees (adjusted for local salary levels of £725 for Poland and £465 for India), subject to shareholder approval of the recommended dividend at the 2025 NatWest Group plc AGM.

Over 28,000 colleagues contribute to our Sharesave scheme each month, which is available to approximately 98% of colleagues, with participants across the UK and India currently eligible to participate in new Sharesave offers. It provides an opportunity for colleagues to align their interests with shareholders, with limited risk, and is particularly popular with colleagues at A-C grades.

A range of support and financial education was provided throughout 2024 to colleagues, including guidance on becoming a shareholder. At the end of 2024, 59% of our colleagues were shareholders. Financial wellbeing remains important, and colleagues are supported with access to pension and protection products, as well as a comprehensive range of financial health initiatives.

Wider workforce considerations remained a focus of the committee throughout 2024. It is imperative for us to continue to monitor and discuss colleague sentiment with regard to both performance and pay matters. I attended the Colleague Advisory Panel (CAP) in May 2024 to discuss colleague remuneration and benefits, as well as our approach to executive pay and its link to our strategy and purpose. These ongoing two-way discussions with colleagues are a valuable tool to deepen our understanding of colleague views and also to explain the alignment between our executive director and wider workforce pay policies. More details of our work with the CAP are on page 144.

Bonus pool for the wider workforce

The bonus pool is based on performance against a balanced scorecard of strategically important measures: financial performance; customer outcomes; people, culture and diversity; risk management; risk events; and progress against our climate and purpose ambitions. The committee agreed a 2024 bonus pool of £446.6 million for those colleagues eligible to receive an award. This is 25.4% higher than the 2023 bonus pool of £356.0 million. The bonus pool outturn for 2023 was reduced, reflecting the impact on shareholders due to missed guidance during the year. The increase in the bonus pool for 2024 reflects stronger business performance, including attributable profits of £4,519 million, strong share price performance and positive progress on our climate and enterprise goals.

Pay gap reporting

We are making good progress in building a diverse, equitable and inclusive workplace and the committee reviews gender and ethnicity pay gap outcomes on an annual basis. We are pleased to see continued improvement in a number of our pay gaps, especially NatWest Bank, our largest reporting entity. In addition to our mandatory gender pay gap disclosures, this is the seventh year we have published ethnicity pay gap information on a voluntary basis. We continue to disaggregate our ethnicity pay gaps to compare the average hourly pay of colleagues from ethnic minority groups to that of white colleagues. We are confident that our colleagues are paid fairly, and our policies and processes are kept under review to make sure this continues to be the case. Further details of our pay gap reporting can be found in the Strategic report and at natwestgroup.com.

Looking ahead

The committee understands that expectations in relation to oversight of remuneration continue to evolve, and we will remain focused on this, as well as how our strategy and purpose continue to be reflected in remuneration delivered to our colleagues in 2025. The committee is focused on ensuring a smooth transition to the new Policy, subject to approval at the 2025 NatWest Group plc AGM. Full details of the Policy are set out later in this report.

The proposed changes set out in this letter are an important step in the evolution of the Policy, and I hope shareholders will vote for its approval. I am grateful for the support of our stakeholders throughout this process and would like to extend my thanks to my fellow committee members for their valuable contributions.

Lena Wilson, CBE
Chair of the Group Performance and Remuneration Committee

13 February 2025

Our fair pay approach

NatWest Group has been an accredited Living Wage Employer in the UK since 2014 and sets pay levels above the real living wage rates. In 2023 we were certified as a Global living wage employer, recognising that our rates of pay for our colleagues outside the UK are at or above the living wage threshold as defined by the Fair Wage Network. We are currently going through the re-certification process.

For full details of our fair pay approach see natwestgroup.com.

Remuneration at a glance

Executive director remuneration outcomes (£000's)

		Paul Thwaite					Katie Murray				
		Fixed pay	Bonus	RSP/LTI	Other benefits	**Total**	Fixed pay	Bonus	RSP/LTI	Other benefits	**Total**
Pay outcomes	Awarded for 2024	2,474	890	1,713	–	**5,077**	1,697	599	1,182	–	**3,477**
	Single figure 2024	2,474	890	1,572	1	**4,936**	1,697	599	2,224	1	**4,520**

Fixed pay | Annual bonus | RSP award | 2022 LTI | Other benefits



	Fixed pay (£000's)	2024 Annual bonus	2024 RSP pre-grant	2022 LTI vesting
Paul Thwaite	**2,474**	Post risk modifier 77.9% of max Scorecard assessment 50.0% 23.9% 4.0% 77.9% of max 83% of max 68% of max 80% of max Maximum 60% 35% 5% Financial Strategic Personal	**150%** of salary to be granted in March 2025	£1,060k 70.5% of max, £747k 70.5% of max, £747k £1,572k Maximum Following pre-grant test Following pre-vest test Vesting value (including share price movement)
Katie Murray	**1,697**	Post risk modifier 76.0% of max Scorecard assessment 50.0% 23.9% 3.0% 76.9% of max 83% of max 68% of max 60% of max Maximum 60% 35% 5% Financial Strategic Personal	**150%** of salary to be granted in March 2025	£1,500k 70.5% of max, £1,058k 70.5% of max, £1,058k £2,224k Maximum Following pre-grant test Following pre-vest test Vesting value (including share price movement)
		The maximum bonus award was based on 100% of salary earned over 2024. This equated to £1,142k for Mr Thwaite and £788k for Ms Murray. The assessment of performance against their annual bonus scorecards resulted in a scorecard outcome of 77.9% of maximum for Mr Thwaite and 76.0% of maximum for Ms Murray. The committee considered the outcomes to be a fair reflection of performance and agreed that no further discretionary adjustments were required. See pages 146 and 147 for more details.	Awards levels reflect Group and individual performance in 2024 and will be subject to a pre-vesting assessment. Awards are delivered in shares to align with long-term performance and shareholder interests. See page 151 for further details of the pre-grant and pre-vest performance.	Prior to the awards being granted to Mr Thwaite and Ms Murray, a reduction of 29.5% was applied as a result of the pre-grant performance assessment over 2021, which included an adjustment to mirror the downward adjustment to the 2021 bonus pool for the fine imposed on NatWest Bank Plc in 2021 for breaches of the Money Laundering Regulations 2007 between 2012 and 2016, and the investigation of financial crime remediation. In December 2024, after considering whether anything had come to light since the grant which would change the original view of performance, no adjustment was proposed. Vesting value reflects an increase in share price over the period. See page 150 for more details.

2025 Directors' remuneration policy – Listening to our shareholders

Engagement with stakeholders on remuneration

Every year we undertake an engagement programme with major shareholders and other stakeholders before the committee makes final decisions on pay awards. In late 2024, we engaged with a number of institutional shareholders, proxy advisers and the UK regulators to discuss our approach to remuneration for the 2025 performance year and our proposed Policy amendments for executive directors ahead of the next triennial vote on the Policy by shareholders in 2025.

On the whole, feedback received on the Policy proposals was overwhelmingly positive, with shareholders understanding the business context for moving to a PSP construct, as set out in the Chair's letter at the front of this report. In addition, common areas of discussion were expectations regarding the use of stretching, quantifiable targets to incentivise outperformance; the transparent disclosure of such targets; and the bank's rationale for not re-balancing the fixed share allowance following the introduction of the more leveraged PSP. Our responses to the most commonly raised questions from this consultation are set out to the right and on the next page.

Shareholders play a vital role in helping us develop remuneration practices that meet the needs of all our stakeholders, and we are grateful for their involvement in this year's consultation.

A summary of the new Policy can be found on page 133, followed by the main Policy tables which set out full details.

In addition to the above discussions, we also held two virtual shareholder events with retail shareholders (including colleague shareholders) in 2024 to ensure we heard from the wider shareholder base on matters of importance. During the events, shareholders raised questions on new digital skills colleagues will need and the impact of Artificial Intelligence; the importance of the leadership skills in our executive directors; and also on our strategy for attracting, retaining and developing future talent. Further shareholder events are planned for 2025.

Q. What are the key changes proposed from the last Policy?

A. We are proposing two key changes:

– Firstly, the RSP award, currently capped at 150% of salary, will be replaced by an annual PSP award, capped at 300% of salary. Performance measures, weightings and targets will be determined by the committee each year, with stretching targets, directly linked to the bank's strategy, set to reflect the increased potential pay out under the PSP.

– Secondly, the annual bonus opportunity, currently 100% of salary, will be increased to 150% of salary. Performance targets will incorporate greater stretch above the target performance level, up to the maximum, to reflect the greater opportunity.

Q. Why are we changing our Policy after one cycle?

A. While our current policy supported our transition to a more market-aligned construct, we are fostering a stronger performance culture and need our Policy to evolve in order to support the business strategy.

For executive directors we want to introduce more performance-based variability of pay outcomes, creating further alignment between executive pay and the long-term value created for our shareholders.

Q. Why are we increasing variable pay?

A. While the new Policy results in higher pay at maximum performance, pay only increases marginally at target performance and, crucially, there is lower pay for executive directors at threshold incentive payment levels.

Nearly all the increased leverage is achieved through the move from RSP to PSP which brings significant downside risk alongside potential upside.

The modest increase to variable remuneration at target (equivalent to 25% of salary), through the increased annual bonus opportunity, provides a stronger link to the achievement of stretching business targets linked to our strategy.

The annual bonus opportunity was set at a conservative level when introduced in 2022, noting that no annual bonus plan had been operated for many years. As this plan has now been established for three years and is working well with robust targets and a good link of pay outs to performance, we are comfortable to make this increase without driving additional risk-taking. These proposals support the next phase of our business strategy and a stronger performance culture by providing a more competitive package to our executive directors, which is an important factor in attracting and retaining highly talented individuals.

In determining the appropriate positioning of variable pay, we also noted that the current package remained behind our main UK banking peers and we are comfortable that the proposed package is appropriate within the context of our FTSE and banking peers.

Remuneration at a glance continued

Q. Given that the limits on fixed to variable remuneration have been removed, why are we retaining the fixed share allowance?

A. We are aware that other UK banking peers may change the balance of their packages in response to the bonus cap removal. While peer practice is one factor that we consider, we do not believe this would be appropriate for us at this time.

Removal of the fixed share allowance was considered; however, this would have required an even greater increase in variable pay opportunity in order to retain market positioning. Given our starting point on variable to fixed pay ratio, the committee concluded that it was appropriate to retain the fixed share allowance for this Policy period, as it acts as a counterweight that ensures the overall package is not too highly leveraged. The continued delivery of the fixed share allowance in shares also ensures alignment with shareholder experience.

The use of the fixed share allowance, and peer practice on pay, will be kept under review.

Q. Why is the first grant under the PSP being made in 2026 rather than 2025?

A. All changes to the Policy will apply to performance year 2025 awards, which will be granted in March 2026. This is in line with regulatory expectations, with the grant of PSP awards contingent on satisfactory performance as assessed with reference to a pre-grant test in respect of performance in 2025. This approach aligns with our historic practice and market practice for our sector.

Q. How will we respond to any changes the PRA and FCA may announce to the remuneration rules?

A. When designing the Policy, we have been mindful of the proposed changes published by the PRA and FCA in November 2024. While the changes that are being proposed remain in consultation, the committee is aware that during the life of the Policy there is likely to be a degree of change which, in general, will provide less onerous requirements in certain areas.

The Policy has been designed in such a way as to allow the committee to operate it under a less stringent regulatory regime, while also still ensuring that the operation of the Policy aligns with market best practice for FTSE listed companies.

Any changes to the operation of the Policy, following any regulatory changes being finalised, will be fully disclosed as part of our reporting on the implementation of Policy.

Q. What are the measures and weightings for our annual bonus and PSP?

A. For the bonus and PSP for performance year 2025, the measures will be split 60% financial, 40% non-financial. The balance between financial and non-financial is representative of business strategy and our priorities, and is aligned to market practice in the UK banking sector. It also recognises the expectation of the UK regulators that remuneration contains a significant element of non-financial performance. The proposed non-financial measures are clearly aligned to the interests of stakeholders and our strategy and form the bedrock of delivering long-term sustainable value creation to shareholders.

The tables on the next page give a breakdown of the planned weighting of metrics. Both the risk modifier for the annual bonus and the risk and conduct underpin for the PSP have the ability to reduce the annual bonus and PSP outcome to zero where deemed appropriate.

Q. What will the Relative Total Shareholder Return (TSR) peer group look like?

A. Following extensive analysis of appropriate peers, we have agreed that TSR performance will be measured against a peer group of large UK and Western European banks. The peer group will include the three other major UK listed retail banks (HSBC, Barclays and Lloyds) and in Europe there is a balance across the market with a broad footprint across the main markets. It is currently anticipated that the TSR comparator group will comprise around 18 constituents.

Our analysis concluded that this is the most appropriate approach, recognising our business mix and taking into account that a UK-only group would not be large enough.

While the peer group has been agreed in principle, the final group will be confirmed shortly before the PSP awards are made in order to ensure that they remain relevant and appropriate.



Remuneration at a glance continued

Summary of Policy including key changes if approved by shareholders at the 2025 NatWest Group plc AGM (changes in bold)

Key elements	Performance year	Variable pay grant year	Years +1 to +10	Summary of Policy and proposed changes for 2025

Base salary — Paid over performance year

Any future salary increases will take in-role performance into account and will be considered against peer companies. Increases will normally not be greater than the average rate of salary increase for NatWest Group employees over the period of the Policy, other than in exceptional circumstances such as material change in the executive director's role.

Pension — Paid over performance year

The pension allowance rates for executive directors are aligned with the rate applicable to the majority of the wider workforce (currently at 10% of base salary).

Benefits — Paid over performance year

Standard level of benefit funding, currently set at £26,250.
Other benefits can be paid within the terms of the Policy.

Fixed Share Allowance — Paid over performance year. Released in equal tranches over a five-year period (20% | 20% | 20% | 20% | 20%)

An award of shares with an annual value of up to 100% of base salary at the time of award. Shares released over five years. Payable broadly in arrears over the performance year, currently in four instalments per year.

Sharing in Success — 100% shares. Paid upfront

Maximum award: £1,500 per colleague.

Operation: Subject to performance criteria being met, awards will be delivered in shares.

Bonus — Performance year. 50% cash, 50% shares. Paid upfront. 50% Share element subject to 12 months' retention period

Maximum award: Until 2024 – 100% of salary. From 2025 – **150% of salary**.

Operation: Awarded upfront with a 50/50 split of cash and shares. Based on a weighted scorecard of measures, as set out below for performance year 2025. A downwards risk modifier also applies.

Financial metrics	Weighting	Non-financial metrics	Weighting
Group RoTE[3]	25%	Customer	20%
Attributable profit	25%	Colleague	10%
Group operating expenses, excluding litigation and conduct costs	10%	Simplification	10%
Total	**60%**	**Total**	**40%**

Performance Share Plan [1] — Granted provided satisfactory performance over year. After three years, performance assessed against a challenging scorecard of metrics. Vests pro-rata over years 3-7, subject to 12 months' retention period [2]. (20% | 20% tranches)

Maximum award: 300% of salary.

Operation: Delivered in shares. Subject to satisfactory performance pre-grant, and after three years' performance is assessed against a challenging pre-determined scorecard of metrics pre-vesting.

Metrics: Includes a mix of financial (minimum of 50%) and non-financial measures, as set out below for performance year 2025. [1] **A risk and conduct underpin also applies**.

Financial metrics	Expected weighting	Non-financial metrics	Expected weighting
Group RoTE[3]	30%	Strategic measures	25%
Relative TSR	30%	Sustainability[4]	15%
Total	**60%**	**Total**	**40%**

Share ownership — Ongoing

Group CEO: 500% of salary. **Group CFO:** 300% of salary.

On leaving, requirement to hold shares of a value equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure, for a period of two years.

Malus and clawback — Subject to malus provisions prior to vesting. Subject to clawback provisions for seven years from grant. Clawback extended to 10 years in certain circumstances.

Any variable pay awarded is subject to malus provisions prior to vesting, and clawback provisions in line with regulations – currently seven (and potentially up to 10) years from the date of award. See page 145 for further details.

(1) For performance year 2024, the RSP will remain. The PSP will only apply from performance year 2025 pending shareholder approval. As the first grant of the PSP is in March 2026, the weightings and detail of the measures are illustrative.

(2) Subject to any changes in regulations.

(3) RoTE will be subject to CET1 remaining within our externally guided range of 13-14%, with allowance given for the impact of certain strategic choices where appropriate.

(4) Sustainability metric includes Climate targets.

The directors' remuneration policy (the Policy)

Subject to approval from shareholders, the new Policy set out below will be effective from the date of the 2025 NatWest Group plc AGM. It will apply for a period of three years, until the date of the 2028 NatWest Group plc AGM, unless a revised Policy is approved by shareholders before then. The Policy is also available under the Governance section of natwestgroup.com, along with the full terms of reference of the Group Performance and Remuneration Committee.

References contained within this Policy and its operation are on the basis of current regulatory requirements at the time of publication. Following the publication in November 2024 of the PRA's outstanding consultation paper CP16/24 – 'Remuneration reform', setting out proposed changes to the remuneration regulations for PRA regulated firms – it is foreseen that a number of changes to the regulatory requirements will be made which will take effect following the start of the Policy. There is flexibility within the operation of the Policy to adapt to any changes to the regulatory requirements and the committee will disclose its planned implementation of the Policy after the final regulations are known.

Fixed pay for executive directors

Purpose and link to strategy	Operation	Maximum potential value
Base salary Providing fair levels of base salary and other elements of pay supports the recruitment and retention of high-calibre executives to develop and deliver strategic priorities. Base salary is set at a competitive level to avoid undue reliance on variable pay. This helps to discourage excessive risk-taking.	Base salary is paid monthly in cash and reviewed annually. Rates are determined based on the individual's role, skills and experience and are benchmarked against market practice. We use a peer group, which includes comparable roles in other financial services groups of a similar size, to determine the appropriate level of base salary. We amend this peer group from time to time to ensure it remains relevant.	Any future salary increases will take in-role performance into account and will be considered against peer companies. Increases will normally not be greater than the average rate of salary increase for NatWest Group employees over the period of the Policy, other than in exceptional circumstances such as a material change in the executive director's role.
Fixed share allowance Additional fixed pay that reflects the skills and experience required and the complexities and responsibilities of the role. It also supports the delivery of a balanced remuneration policy offering a suitable mix of fixed and variable pay. Delivery in shares provides strong alignment between the interests of executives and shareholders.	This is a fixed allowance usually paid in shares, quarterly in arrears. Shares vest immediately subject to any deductions required for tax purposes. A retention period applies such that shares are released 20% annually, in five equal tranches, on a pro-rata basis over one to five years from the date of award.[1] The committee may alter the frequency of release of the shares at their discretion. As shares are held beneficially, the directors will be entitled to any dividends paid on those shares. The fixed share allowance is not pensionable and no performance conditions apply.	An award of shares with an annual value of up to 100% of base salary at the time of award.
Benefits Providing a range of flexible and market competitive benefits that employees value helps them perform their duties effectively.	Executive directors can select from a range of standard benefits including a company car, private medical cover, life assurance and critical illness insurance. Executive directors are also entitled to travel assistance connected with company business including the use of a car and driver. NatWest Group will meet the cost of any tax due on this benefit. On rare occasions when executive directors are accompanied by their spouse or partner to business events, NatWest Group may also meet the costs and any associated tax liability. NatWest Group may offer further benefits including, but not limited to, relocation assistance in line with market practice. We may also put in place certain security arrangements for executive directors when that is deemed appropriate and meet the cost of any tax due on these benefits.	A set level of funding for standard benefits. The maximum potential value of benefits will depend on the type of benefit and the cost of providing it, which will vary according to market rates.
Pension Encouraging planning for retirement and long-term savings.	This involves the provision of a monthly pension allowance paid in cash and based on a percentage of salary. Recipients can use the cash to participate in a defined contribution pension scheme.	The pension allowance rates for executive directors are aligned with the rate applicable to the majority of the wider workforce (currently 10% of base salary).

(1) If regulatory requirements emerge that prohibit allowances from being delivered in shares, then NatWest Group reserves the right to provide the value of the allowance in cash in order to ensure compliance with such requirements.

The directors' remuneration policy and wider workforce remuneration continued

Variable pay for executive directors

Purpose and link to strategy	Operation	Maximum potential value	Performance assessment
Annual bonus To support a culture where individuals are rewarded for the delivery of superior performance, taking into account NatWest Group's strategic objectives and purpose. Performance is assessed on a range of financial and non-financial measures that encourage long-term value creation for shareholders. Alignment with shareholders is further enhanced through the payment of part of the annual bonus in shares, with a holding period. Awards are subject to malus and clawback provisions to support long-term decision-making.	Annual bonus awards will operate as follows: – performance will be assessed against a balanced scorecard of measures to determine the value of any award for a particular year; – awards will be delivered in a mix of cash and shares, taking into account regulatory requirements, currently 50% in shares and 50% in cash; – awards will be paid in combination with long-term incentive awards to meet or exceed the deferral period for variable pay in order to comply with regulatory requirements; – a post-vesting retention period may apply to the amount delivered in shares in line with regulations (currently 12 months); and – malus provisions apply prior to vesting, and clawback provisions apply in line with regulations – currently seven (and potentially up to 10) years from the date of award. To determine the number of shares in the bonus element that is payable in shares, we may base the calculation on a share price that is discounted to reflect the absence of the right to receive dividends or equivalents during the vesting period. The discounted share price will be calculated with reference to estimated ordinary dividend yields based on market consensus and the length of the vesting period. If regulations permit the use of dividend equivalents in future, awards may be eligible to receive dividend equivalents instead.	The maximum value of annual bonus awards will be set at 150% of earned salary for executive directors. The level of the award to be paid will normally vest on a straight-line basis between 10% of maximum for threshold performance, 50% of maximum for target performance and 100% of maximum opportunity for each scorecard measure.	The committee will set and assess performance against the scorecard with weightings that apply to each category, with threshold, target and stretch performance hurdles clearly defined to the extent possible. The measures, targets and weightings will reflect NatWest Group's strategic priorities for the year and align with our purpose. Financial measures will account for at least 50% of the annual bonus opportunity. Following the end of the performance year, the committee will determine performance against the targets set. The out-turn will be calculated on a straight-line basis wherever possible (and in all cases where measures are quantifiable). The committee has discretion to vary the performance measures and weightings applying to in-year bonuses in exceptional circumstances. In the event that this discretion is operated, this will be explained in the next Directors' remuneration report. A risk modifier will also apply to the scorecard outcome, enabling risk performance to be assessed and awards reduced, potentially to zero. As well as the application of the risk modifier, the committee also has discretion to determine the appropriate bonus outcome when the assessment of performance against the formulaic measures and targets would drive an unrepresentative outcome or when it is necessary to consider strategic, economic, or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard.

The directors' remuneration policy and wider workforce remuneration continued

Variable pay for executive directors continued

Purpose and link to strategy	Operation	Maximum potential value	Performance assessment
PSP awards The Performance Share Plan (PSP) is designed to support the execution of the strategy and deliver strong performance over a multi-year period. Stretching performance conditions, coupled with the underlying delivery of all PSP awards in shares, with payments deferred over several years, creates a strong alignment with shareholders over the long term. Awards are subject to malus and clawback provisions to discourage excessive risk-taking to support long-term decision-making.	PSP awards will be granted from 2026 under the Employee Share Plan approved by shareholders at the 2024 NatWest Group plc AGM. PSP awards will operate as follows: – a PSP award will be granted provided satisfactory performance has been achieved in the prior year ('pre-grant test'). The pre-grant test will be assessed using the performance management process that applies to employees across the bank; – PSP awards will be assessed against a range of pre-determined performance criteria, following a three-year performance period, to determine the extent to which they will vest; – subject to the assessment of performance conditions, awards will vest in combination with annual bonus awards to meet or exceed any minimum expected deferral period for variable pay under UK regulatory requirements (currently between years three to seven after grant); – a post-vesting retention period may apply to the shares issued on vesting taking into account UK regulatory requirements (currently 12 months in combination with deferred vesting); and – malus can be applied prior to vesting and clawback provisions apply in line with regulations, currently for seven (and potentially up to 10) years from the date of award. Awards will be subject to any other terms regulators require from time to time. To determine the number of shares comprising an award we may use a share price that is discounted to reflect the absence of the right to receive dividends or equivalents during the vesting period. The discounted share price will be calculated with reference to estimated ordinary dividend yields based on market consensus and the length of the vesting period. If regulations permit the use of dividend equivalents in future, awards may be eligible to receive dividend equivalents instead.	The maximum value of PSP awards will be set at 300% of earned salary.	A PSP award will be granted provided performance over the prior year is considered by the committee to be satisfactory, when assessed using our performance management processes. Awards will be subject to forward-looking performance conditions measured over three years commencing in the year that the award is made. The performance conditions will include a mix of financial (which can include relative total shareholder return (TSR)) and non-financial measures. A minimum of 50% of the award will be subject to financial performance conditions. Under each component of the performance scorecard, the portion of the relevant award that will vest will normally be between 25% and 100%, measured on a straight-line basis for performance between threshold and maximum. At the time of vesting, a risk and conduct underpin will also apply, to determine if there has been any material deterioration or a serious conduct/reputational issue that may warrant a downwards adjustment, potentially to zero. The committee will retain the discretion to adjust the final vesting outcome based on any strategic, stakeholder or external factors that are deemed appropriate.

The directors' remuneration policy and wider workforce remuneration continued

Other elements of the Policy for executive directors

Purpose and link to strategy	Operation	Maximum potential value
Shareholding requirements Executive directors must build and continue to hold a significant shareholding both during and after employment. This helps to further align their interests with returns to shareholders over the long term.	Shares held outright qualify towards the shareholding requirement. Unvested share awards count on a net-of-tax basis towards the shareholding requirement once performance conditions have been assessed. When any applicable retention periods have passed, executive directors can dispose of up to 25% of the net-of-tax shares received ('25% shares'). Any shares purchased voluntarily will count towards the requirement but are excluded from the restriction on sale. On leaving, executive directors are required to hold shares of a value equal to the lower of their shareholding requirement immediately prior to departure and the actual shareholding on departure, for a period of two years. The requirement includes vested and unvested shares that have been assessed for performance, but shares purchased voluntarily are excluded from the post-employment shareholding requirement. A fixed number of shares for the post-employment requirement will be determined at the date of departure. Procedures are in place to help enforce the shareholding requirements, both during and after employment. Executive directors are required to agree to be bound by the terms of the requirements and to use prescribed nominee accounts to hold shares subject to restrictions. In order that executive directors can engage in structured, regular share dealing activity, the bank may offer them an annual opportunity to enter into a trading plan in respect of those vested shares which are free from retention requirements. Such trading plans allow executive directors to sell such shares via a broker, on a non-discretionary basis, to assist with cash flow and diversification of their portfolio. Executive directors would only be able to enter into a trading plan with regard to any 25% shares they hold at the date they enter into the plan.	Minimum target requirement: Group CEO – 500% of salary. Group CFO – 300% of salary.
Employee share plans and other all-employee arrangements Providing an opportunity for executive directors to acquire shares in the company on a consistent basis to the schemes offered to UK employees. This helps to further align their interests with returns to shareholders over the long term.	Executive directors may participate in any all-employee share plans operated by NatWest Group on the same basis as other eligible employees. NatWest Group currently operates two voluntary all-employee share plans providing an opportunity for eligible colleagues to contribute from their salary and acquire shares. In the UK, this currently includes: – the Sharesave plan, where monthly savings over a fixed period may be used to purchase shares at an agreed option price; and – the Buy As You Earn plan, where shares can be purchased from pre-tax salary. The above all-employee share plans are not subject to performance conditions in line with legislative requirements. NatWest Group also provides the opportunity for all eligible employees to receive a Sharing in Success award of shares, subject to the achievement of specific goals connected to bank strategy. Executive directors receive the same level of award as all other employees.	In the case of the voluntary all-employee share plans, the maximum potential value is determined with reference to the statutory limits that are imposed by HMRC in the UK or the limits under the relevant share plan rules. The maximum level of Sharing in Success award is currently £1,500 per annum for all employees, including executive directors, or such other level as the committee may determine from time to time.

The directors' remuneration policy and wider workforce remuneration continued

Other elements of the Policy for executive directors continued

Purpose and link to strategy	Operation	Maximum potential value
Legacy arrangements To ensure NatWest Group can continue to honour payments due to executive directors.	In approving this Policy, authority is given to honour any previous commitments or arrangements entered into with current or former executive directors. This includes any share awards granted under the 2014 Employee Share Plan. For the avoidance of doubt, all outstanding long-term incentive (LTI) awards or Restricted Share Plan (RSP) awards granted under previous policies will continue to vest subject to the terms agreed at the time of grant. Authority is also given to honour arrangements agreed with an employee prior to appointment as an executive director that may have different terms or performance conditions.	In line with existing commitments and arrangements.

Remuneration for the Chair and non-executive directors

Purpose and link to strategy	Operation	Potential value
Fees Competitive fixed remuneration that reflects the skills, experience and time commitment required for the role. Fees are set at an appropriate level to attract individuals with the attributes needed to oversee the Board's strategy. A portion of fees is paid in cash and used to acquire shares, in line with our shareholding policy, with the objective of aligning the interests of the Chair and non-executive directors, over their respective tenures, with the interests of shareholders.	Fees are normally paid monthly in cash, with a portion of the net monthly fee being retained by the Company and used to purchase shares every quarter. The Board retains discretion to pay fees in cash, shares or a combination of the two. The level of remuneration reflects the responsibility and time commitment required, and the level of fees paid to non-executive directors of comparable major UK companies. We review fees regularly, and the Board may choose to apply an increase within the limits of the Policy on an annual or less frequent basis. The Chair receives an all-inclusive fee. Non-executive directors receive a basic Board fee with additional payments when serving as a member or chair of a Board committee or performing an additional role such as the Senior Independent Director. Non-executive directors may also receive fees as directors of subsidiary companies. No variable pay is provided, enabling the Chair and non-executive directors to maintain appropriate independence, focus on long-term decision-making and constructively challenge the performance of the executive directors and wider management. Additional fees may be payable in exceptional circumstances, including, but not limited to, situations where there has been an unusually heavy time commitment for a particular period.	Any increase to fees will not normally be greater than the average inflation rate or rate of salary increases for the wider workforce over the period of the new Policy. However, we take into account that any change in responsibilities, role or time commitment may merit a larger increase. The Chair is required to build towards a shareholding equivalent to four times the basic Board fee for non-executive directors, and for non-executive directors the target is one times the basic annual Board fee. For non-executive directors the portion of the net monthly fee retained to purchase shares is 25%, and for the Chair it is 10%, until the target shareholding is met. Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (10% for non-executive directors and 5% for the Chair). The shares purchased under the shareholding policy are held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

Remuneration for the Chair and non-executive directors continued

Benefits Providing a level of benefits in line with market practice.	The Chair and non-executive directors are entitled to travel assistance connected with Company business, including the use of a car and driver, where deemed appropriate. Where this is a taxable benefit for the recipient, NatWest Group will meet the cost of any tax due on the benefit. On rare occasions when directors are accompanied by their spouse or partner to business events, NatWest Group may also meet the costs and any associated tax liability. We may also offer other benefits in line with market practice. In line with our hybrid working model NatWest Group may provide assistance in meeting reasonable costs to support the Chair and non-executive directors in the effective undertaking of their roles from different locations. If additional tax liabilities arise from this practice, NatWest Group will also meet these costs when deemed appropriate. The Chair is entitled to private medical cover and life insurance. Reasonable expenses incurred in connection with the performance of duties will also be reimbursed.	The value of the private medical and life insurance cover provided to the Chair as well as other benefits provided under the Policy will be in line with market rates.

Other policy elements for directors

Provisions	Operation
Recruitment policy	Our boardroom inclusion policy is in place to ensure that NatWest Group can attract, motivate and retain the best talent and avoid limiting potential caused by bias, prejudice or discrimination. When recruiting new executive directors, the Policy aims to be competitive and to structure pay in line with the framework applicable to current directors (as stated in the tables above), while recognising that adjustment to quantum may be necessary to secure the preferred candidate. A buyout policy exists to replace awards forfeited or payments forgone, which is in line with regulatory requirements. The committee will minimise buyouts wherever possible and ensure they are no more generous than, and on similar terms to, the original awards or payments they are replacing. No sign-on awards will be offered on joining. Any awards granted following recruitment may be made under such NatWest Group employee share plans as are in place from time to time or otherwise in accordance with the relevant provisions in the Listing Rules.
Notice and termination provisions	**Executive directors** Executive directors' contracts are typically permanent and there is no fixed duration, and, as set out in our executive directors' service agreements, each party is required to give 12 months' notice to the other party to terminate the employment. The committee will ensure that any proposals relating to termination payments recognise that failure is not rewarded. There are no pre-determined provisions for compensation on termination. There is discretion for NatWest Group to make a payment in lieu of notice (based on salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work. **Chair and non-executive directors** Instead of service contracts, the Chair and the non-executive directors have letters of appointment that reflect their responsibilities and time commitments. There are no notice periods and we will pay no compensation in the event of termination, other than standard payments for the period served up to the termination date. Under the Board appointment policy, non-executive directors are appointed for an initial term of three years, subject to annual re-election by shareholders. At the end of this initial term, a further three-year term may be agreed. Non-executive directors may be invited to serve beyond six years, typically up to a maximum tenure of nine years. In the event of any non-executive directors being invited to extend their tenure beyond nine years, the rationale for any such extension would be explained in NatWest Group plc Annual Report and Accounts for the year in question. The Chair is not subject to the Board appointment policy but is subject to the UK Corporate Governance Code's requirements relating to the maximum nine-year tenure period for chairs. All directors stand for annual election or re-election by shareholders at the NatWest Group plc AGM. All director appointment dates are detailed in the Our Board section of the Corporate governance report.

The directors' remuneration policy and wider workforce remuneration continued

Other Policy elements for directors continued

Provisions	Operation
Treatment of outstanding bonus and share plan awards on termination	On termination, we will treat awards in accordance with the relevant plan rules or other terms on which they were granted. Individuals will only qualify for 'good leaver' treatment if they leave due to ill-health, injury, disability, death, retirement (as agreed with NatWest Group), redundancy, the employing company ceasing to be a member of NatWest Group, transfer of the employing business, or any other reason if, and to the extent, the committee decides in any case. Malus and clawback provisions will continue to apply to all leavers and could be used to adjust awards if subsequent issues relating to executive directors' performance become known. In the event of a change of control, outstanding awards will be treated in line with the provisions of the relevant plan rules, as approved by shareholders. **Fixed share allowances** Accrued fixed share allowance shares will continue to be released over the applicable retention period helping to ensure that former executive directors maintain an appropriate interest in shares. In all leaver circumstances, executive directors will continue to be eligible to receive a pro-rated fixed share allowance to reflect the period up to and including the termination date. **Annual bonus awards** Bonus awards will not usually be made in the final year of employment unless the termination is for one of the specified 'good leaver' reasons, in which case a bonus may be payable on a pro-rata basis for the year in which an executive director leaves. Bonus awards will remain subject to the achievement of the performance measures assessed at the year end. Bonuses would continue to be paid in cash and shares. Any deferred bonus awards that are unvested will normally lapse on leaving unless good leaver circumstances apply, in which case the awards will normally continue to vest on the original vesting dates. **PSP and RSP awards** Unvested PSP and RSP awards normally lapse in full on leaving unless the termination is for one of the specified 'good leaver' reasons. Unvested PSP and RSP awards held by good leavers will normally vest on the original vesting dates, subject to the applicable performance conditions being met and the rules of the relevant plan, including pro-rating for time served (unless the committee exercises discretion to disapply such pro-rating). Individuals under notice will not be eligible to be considered for a PSP award in respect of the final year of employment, even if they are considered good leavers. No further RSP awards will be granted to executive directors following the approval of the Policy by shareholders at the 2025 NatWest Group plc AGM.
Contractual provisions	Executive director service agreements include standard clauses covering remuneration arrangements and discretionary incentive plans (as set out in this report). The agreements also reference: reimbursement of reasonable out-of-pocket expenses; annual leave; redundancy terms and sickness absence; the performance review process; directors' and officers' insurance; the disciplinary procedure; and potential for dismissal in the event of personal underperformance or breaches of NatWest Group's policies. The committee retains the discretion to make payments (including but not limited to professional and outplacement fees) to: facilitate smooth handovers; mitigate against legal claims; and/or procure reasonable assistance with investigations or claims.

The directors' remuneration policy and wider workforce remuneration continued

Summary of proposed changes for executive directors

Under the new Policy, the key changes are as follows:

– Annual bonus potential will be increased from 100% to 150% of salary to provide a market-competitive opportunity and subject to the achievement of stretching performance measures.

– RSP awards will be replaced with PSP awards subject to a cap of 300% of salary, as described in the Policy table. This will provide a more market-aligned and competitive remuneration package for executive directors, while incentivising growth and the delivery of our strategy. It will also align more closely to shareholder expectations.

Changes to the Policy for the Chair and non-executive directors

In 2023, NatWest Group introduced a target shareholding policy for the Chair and non-executive directors, to be built through the purchase of shares each quarter using a portion of their net fees. This has now been formally embedded into the Policy, notwithstanding that the shareholding policy has been operational since January 2023.

Illustration of annual remuneration for executive directors under the new Policy



Group Chief Executive Officer (£000's)

Group Chief Financial Officer (£000's)

Legend: Base salary · Fixed share allowance · Pension & benefits · Annual bonus · PSP award (vesting value)

(1) The charts above are for illustration only, with minimum representing actual earned fixed remuneration for 2025 (base salary, fixed share allowance, pension and standard benefit funding).

(2) The target value assumes annual bonus payments will be made at 75% of earned salary and PSP awards will vest at 150% of earned salary.

(3) Maximum assumes both annual bonus and PSP awards are paid and vest in full at 150% of earned salary for annual bonus and 300% of earned salary for PSP. Maximum with share price increase extends this to show the impact of a 50% increase in the share price over the period of grant to vest.

(4) The benefits figure includes standard benefit funding but excludes any potential other benefits under the Policy such as travel assistance in connection with company business. We will disclose the value of any taxable business expenses in the total remuneration table each year.

(5) Percentages in the bar charts show the proportion of each element of pay as a percentage of total pay, at each performance scenario.

The Policy continues to align with Provision 40 of the UK Corporate Governance Code (the Code):

– **Clarity** – There is clarity on how performance will be assessed and the expected behaviours. We provide transparency through our detailed disclosures and engage with shareholders as well as the workforce on our approach to executive pay.

– **Simplicity** – Most of the remuneration for executive directors is share-based and subject to deferral and retention requirements, which creates simple and significant alignment with our shareholders.

– **Risk** – We take risk into account at various stages of the performance assessment process, with underpins and malus and clawback provisions to adjust awards if necessary.

– **Predictability** – Maximum award levels applicable to our annual and long-term incentives, as well as areas of committee discretion, are detailed in the Policy.

– **Proportionality** – Annual bonus and long-term incentive measures are reviewed annually to maintain alignment to strategy. Committee discretion and malus and clawback ensure outcomes do not reward poor performance.

– **Alignment to culture** – Variable pay is subject to sustainable performance and progress against our strategic goals. Shareholding requirements further align the interests of executive directors with the returns to shareholders.

The directors' remuneration policy and wider workforce remuneration continued

Linking executive and wider workforce pay to our strategy and sustainability priorities

Ambition
Succeeding with customers

Purpose
The bank that turns possibilities into progress.

Strategy

 **Disciplined growth**

 **Bank-wide simplification**

 **Active balance sheet and risk management**

Stakeholders

 Investors    Regulators

 Customers    Communities

 Colleagues

	Annual bonus	**PSP awards**	**Sharing in Success**
Performance measures	– Financial performance – Non-financial measures including; customer, colleague and simplification measures – Downwards risk modifier	– Financial performance – Non-financial measures including; sustainability and strategic measures – Risk and conduct underpin	– Winning with customers – Financial performance – Our approach to risk – Delivering value for shareholders
			
Alignment with our strategy and stakeholders	– Delivering on our strategy helps to support growth, make a positive contribution to society and drive attractive returns for our shareholders. – Linking performance with pay encourages everyone to recognise customer outcomes across the bank. – The performance goals and measures agreed for executive directors flow through to the executive management team and wider workforce, adjusted as appropriate to reflect individual areas of responsibility. – Having a balanced scorecard of measures and targets helps incentivise strong financial and risk performance as well as outcomes aligned to our strategy. – Pay is delivered in a way that aligns with the long-term interests of our stakeholders. For those who receive higher amounts of remuneration, a larger proportion is delivered in shares and subject to holding periods. – Through malus and clawback, we can recover variable pay previously awarded where new information comes to light.		
Alignment with our sustainability priorities	– People measures have featured in the performance and pay decisions of our executive directors for over 10 years. Our approach has evolved beyond employee engagement to include purpose and culture targets as well as creating a diverse and inclusive workplace. – Our climate focus for 2024 included a target for climate and sustainable funding and financing as well as progressing our Climate transition plan. – In 2024, we had targets to build the financial wellbeing of our customers and to support diverse enterprise, prioritising harder to reach groups with higher barriers to entering and growing a business. – For our wider workforce, the annual bonus pool is based on performance against a balanced scorecard of strategically important measures: financial performance; customer outcomes; people, culture and diversity; risk management; risk events and progress against our climate and purpose ambitions, broadly aligning with the position for the executive directors and the executive management team. – Sharing in Success provides a further way for sustainable performance to be reflected in pay decisions throughout the organisation. For 2024, we measured success based on being brilliant for our customers, underpinned by financial performance, our approach to risk and delivering value for shareholders.		

Details of performance against the 2024 targets for executive directors can be found later in this report. More information on our sustainability priorities can be found in the NatWest Group plc 2024 Sustainability Report, available at natwestgroup.com.

The directors' remuneration policy and wider workforce remuneration continued

Wider workforce remuneration

We have invested significantly in colleague[1] pay over the last few years, focusing on rewarding colleagues in a fair, sustainable and transparent way. The remuneration policy for our wider workforce supports a culture where individuals are rewarded for sustained performance and demonstrating the right behaviours. The same principles apply to everyone, adjusted to comply with local requirements. The principles are designed to support a performance culture, be market facing and ensure compliance and governance.

How the committee oversees wider workforce remuneration

Each year the committee:

1
Approves the **remuneration policy principles** and reviews the implementation.

The committee is supported by Subsidiary Performance and Remuneration Committees which review whether the policies and practices are appropriate at the respective legal entity level.

2
Considers a report on **how pay has been distributed** across the workforce.

The report includes analysis by grade and diversity, and there are checks in place to ensure decisions are made fairly.

3
Approves the bonus pool for bonus-eligible colleagues and **Sharing in Success awards**.

The bonus pool is determined after considering performance against a balanced scorecard of strategically important measures. Sharing in Success awards are based on the achievement of pre-defined measures.

4
Reviews the **annual spend on fixed pay**, and **gender and ethnicity pay gap reporting.**

We continue to focus on rewarding colleagues in a fair, sustainable and transparent way. Details of our pay gap reporting are in the Strategic report and at natwestgroup.com.

5
Reviews and **approves share plan offerings** for colleagues.

Sharesave is available to approximately 98% of colleagues, with participants across the UK and India currently eligible to participate in new Sharesave offers. It encourages colleagues to think about their financial wellbeing with an option to buy NatWest Group shares.

Fixed pay			Variable pay		
Salary and pension funding	**Benefit funding**	**Role-based allowances**	**Sharing in Success**	**Annual bonus**	**Long-term incentive**
Provided to all colleagues. A competitive level of salary paid in cash and reviewed annually. Additional funding is provided which colleagues can use to save in a company pension scheme. UK colleagues receive pension funding at 10% of base salary. Rates in other locations reflect local market practice.	**Applies to certain jobs.** Some colleagues receive funding which they can use towards the cost of benefits (e.g. private medical cover) or take as cash. Individuals in some jurisdictions can also join share plans, providing an efficient way to buy NatWest Group shares and align their interests with shareholders.	**Applies to some Material Risk Takers (MRTs) only.** Delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are released in instalments over a minimum three-year period with a five-year period applying to executive directors.	**Provided to all colleagues.** Launched in 2023, the scheme is intended to drive a performance culture and further align colleagues with our strategic direction. Subject to performance criteria being met, awards are delivered in shares, with a maximum value of £1,500 per colleague (adjusted for local salary levels).	**Applies to mainly manager grade and above including executive directors.** The bonus pool is based on a scorecard of measures across our core strategic areas. Allocation from the pool depends on the performance of the business area and the individual. Awards are made in cash and/or shares.	**Applies to executive directors and members of senior executive committees.** Delivered in shares. Long-term incentive arrangements comprise RSP until PY 2024, with PSP from PY 2025 onwards, subject to shareholder approval of the Policy.

Pay for executive directors is aligned with the wider workforce, with two main differences: (i) the use of long-term incentive awards; and (ii) a requirement to maintain a holding of shares in NatWest Group, both during and after employment. These differences are deliberate and recognise that it is in the best interests of our stakeholders for executive directors to have a significant proportion of their remuneration paid in shares and subject to long-term shareholding requirements.

(1) Colleagues mean all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.

The directors' remuneration policy and wider workforce remuneration continued

Engaging with our colleagues and wider stakeholders

We listen to our colleagues and shareholders regularly and use their feedback to inform our approach to remuneration.

– Our colleague engagement survey (Our View) allows people to have a say on what it feels like to work at NatWest Group. 82% of our colleagues took part in the latest survey. Colleague sentiment on reward declined slightly in 2024, but remains above the Global Finance Services Norm.
– We help colleagues to have an awareness of financial and economic factors affecting our performance through quarterly Results Explained communications and events with our Group CEO and Group CFO.
– We consult with our employee representative bodies on

remuneration at relevant points during the year.
– Regular question and answer sessions take place between colleagues and senior executives throughout the year.
– Our Chair of the Group Performance and Remuneration Committee regularly engages with shareholders to seek feedback to guide our decision-making.
– We consult with and align with the relevant regulators, following any updates and best practice.
– The committee also tracks pay gaps, monitoring the actions being taken to close them.



Key stakeholders to executive director and wider workforce remuneration

Colleagues

Investors

Society

Employee Representative Bodies

Regulators and Government

Colleague Advisory Panel (CAP)
Our CAP continues to be an effective way to strengthen colleague voice in the Boardroom, by enabling two-way discussions on topics important to them. By connecting colleagues directly with the Board, this deepens our understanding of colleague sentiment. The CAP is chaired by Roisin Donnelly, one of our non-executive directors, and she is joined by at least two additional Board members in every CAP meeting. CAP membership is refreshed regularly, and it currently comprises 28 colleagues who are self-nominated and are representative of the bank's population e.g., business area, grade, location and working pattern. Following each meeting, a report summarising the main points discussed is presented at the next Board meeting. Roisin then updates CAP members with feedback from the Board discussion.

In 2024, CAP meetings were held in May and November. Topics are either chosen by CAP or are requested by Board, and in 2024 have included our purpose, our performance management approach Beyond, responsible artificial intelligence and our standing annual item: executive and wider workforce remuneration. Short presentations are held on each topic, followed by group discussions to allow for questions and debate.

The May 2024 meeting focused on executive remuneration and its alignment to wider workforce pay. Lena Wilson, non-executive director and Chair of the Group Performance and Remuneration Committee, gave a presentation covering

the directors' remuneration policy; the latest colleague sentiment on reward; a review of the first year of Sharing in Success; investments made in colleagues throughout 2023 and 2024; and the alignment of wider workforce and executive pay and how it supports our strategy.

Discussion was also held on how remuneration covers more than just pay and includes employee benefits and wellbeing, investment in learning opportunities, as well as market leading policies such as Partner Leave. CAP members discussed the Sharing in Success scheme and suggested regular updates for colleagues on how the bank is progressing against its targets. These suggestions were actioned with a half-year progress update being added to our Sharing in Success intranet pages for all colleagues to read and understand progress during 2024.

Aligning remuneration with our culture
In determining performance outcomes, we consider both the achievements made and how they have been delivered. Our Code of Conduct sets out clear expectations of appropriate behavioural standards, supported by our values. If a colleague's behaviour falls below these expectations, this will be reflected in their performance conversations, fixed pay progression and variable pay decisions (where their role is eligible). The governance is clearly laid out, with specific senior manager roles having defined accountabilities which are reflected in their performance and pay decisions.

The directors' remuneration policy and wider workforce remuneration continued



We are making good progress in building a diverse, equitable and inclusive workplace. Performance measures to support progress in this area affect the pay of executive directors, senior management and other bonus-eligible colleagues. Pay equality, including neutrality in respect of protected characteristics such as sex and race, is a core feature of our approach to support fair pay across NatWest Group.

Our NatWest Group pay gap reporting and Our Code of Conduct can be found at natwestgroup.com. Details on how we support colleague learning, wellbeing, create an inclusive workplace and progress against our targets are in the Diversity, equity and inclusion and Our colleagues sections of the Strategic report.

Adjusting remuneration in light of new information

An accountability review process allows NatWest Group to respond where new information would change our variable pay decisions made in previous years and/or the decisions to be made in the current year. The process is used to apply commensurate ex-post risk adjustments to variable pay, where material failure of risk management, material error or employee misbehaviour are identified.

Malus provisions allow us to reduce the amount of any unvested variable pay awards, potentially to zero, prior to payment. Clawback can be used to recover variable pay awards that have already vested and we can also apply

in-year bonus reductions to adjust variable pay that would otherwise have been awarded for the current year. The circumstances in which we may make adjustments include:

– Conduct which results in significant financial losses for NatWest Group;
– an individual failing to meet appropriate standards of fitness and propriety;
– an individual's misbehaviour or material error;
– NatWest Group or the individual's business unit suffering a material failure of risk management; and
– For malus and in-year bonus reduction only, circumstances where there has been a material downturn in performance of the relevant business unit.

This list is not exhaustive and further circumstances may be considered where appropriate.

Malus can be applied to any unvested awards, which for our most senior colleagues can be up to seven years after the original award grant date. For all Material Risk Takers, clawback can be applied for at least seven years after an award is granted, and this period can be extended to 10 years post grant in certain circumstances for Senior Manager Function roles. These periods align to regulatory requirements and take account of the fact that new information may take several years to come to light after an event.

Adjustments in 2024

Since the last Directors' remuneration report, no new matters have been raised in relation to the executive directors. We will advise of any changes in future disclosures.

Annual remuneration report

Single total figure of remuneration for executive directors for 2024 (audited)

	Paul Thwaite		Katie Murray	
	2024	2023	2024	2023
	£'000	£'000	£'000	£'000
Base salary	**1,142**	458	**788**	782
Fixed share allowance	**1,142**	458	**788**	782
Benefits	**92**	34	**42**	30
Pension	**97**	0	**79**	78
Total fixed remuneration	**2,474**	951	**1,697**	1,673
Annual bonus	**890**	245	**599**	409
Long-term incentive	**1,572**	508	**2,224**	859
Other benefits	**1**	2	**1**	3
Total variable remuneration	**2,463**	755	**2,824**	1,271
Total remuneration	**4,936**	1,706	**4,520**	2,944

(1) **Fixed share allowance:** The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions.

(2) **Benefits:** Includes standard benefit funding at £26,250 per annum. For Mr Thwaite this includes travel assistance in connection with company business (£63,154) and assistance with home security (£2,924). For Ms Murray it includes travel assistance in connection with company business (£12,824) and assistance with home security (£2,924).

(3) **Pension:** Executive directors receive a monthly pension allowance of 10% of base salary and can choose to participate in the company's pension arrangements. Mr Thwaite stopped being a member of the defined benefit pension scheme on 28 February 2024. The value of the defined benefit pension for Mr Thwaite from 1 January to 28 February 2024 is based on the capitalised pension accrual (net of CPI inflation) during the period less the direct employee contribution (£2,918). Due to Mr Thwaite's pensionable salary not increasing over this period and the CPI inflation figure required to be used in the calculation, the outcome of this calculation was negative £78,280. As the aggregate value of these elements is negative, in line with regulations, the amount included in the single figure for 1 January to 28 February 2024 is zero. Full details of the defined benefit pension scheme can be found in the 2023 Directors' remuneration report.

(4) **Annual bonus:** In determining bonus awards for 2024, the committee assessed performance against financial, strategic and personal measures as set out below and on the next page.

(5) **Long-term incentive:** The 2024 value relates to LTI awards granted in 2022. The committee assessed performance prior to vesting and also considered whether the outcome could represent a windfall gain, as set out on pages 149 and 150.

(6) **Other benefits:** The 2024 value relates to the first Sharing in Success award delivered in NatWest Group shares in May 2024 to all colleagues (including executive directors). Awards of £1,000 per colleague were made in respect of 2023 performance (adjusted for local salary levels). See page 129 for details of the performance conditions. The 2023 value refers to our employee share plan Sharesave. There are no Sharesave gains for the executive directors in 2024.

Annual bonus performance assessment for 2024

The committee considered performance against financial and non-financial measures set to reflect our strategy as well as risk and personal performance by the executive directors. Bonus awards of 50% of maximum would be expected to be made for the achievement of target performance. The outcome of the assessment against the measures and targets under the bonus scorecard is set out in full on the next page.

The committee noted that Mr Thwaite has evidenced strong overall performance during 2024, and that has been demonstrated in feedback from the Group Chair and other Group Board members. Mr Thwaite has overseen the delivery of strong results and share price growth, maintained good risk management discipline and demonstrated strong strategic, operational and cultural leadership.

Ms Murray was also considered to have delivered good overall performance. In particular, good progress has been made on the evolving approach to Investor Relations, with strong engagement throughout 2024 and improving investor sentiment. It was also recognised that there has been good financial performance overall, delivering on the bank's strategic targets on balance sheet management, and maintaining a focused effort on costs and efficiency.

The committee agreed the final outcome reflected the considerable achievements by the executive directors and therefore no further discretion was applied to the resulting award levels.

The maximum bonus award was set at 100% of base salary for 2024. The final bonus amounts are set out below and awards will be made in early 2025, spilt equally in cash and shares. Malus and clawback provisions apply to the awards and the shares will be subject to a 12-month retention period.

	Maximum award	Final bonus award	Award level %
Paul Thwaite	£1,142,243	£890,150	77.93%
Katie Murray	£787,950	£598,606	75.97%

Annual remuneration report continued

Annual bonus performance assessment for 2024

Annual bonus measures	Minimum (10% payable)	On target (50% payable)	Maximum (100% payable)	Weighting	Weighted outcome
Financial (60%)					
Group RoTE[1],[3]	11.7%	12.8%	14.3%	30%	30.00%
			Achieved 14.8%		
Group underlying income[2],[3]	£13 billion	£13.5 billion	£14 billion	10%	10.00%
			Achieved £14.2bn		
Group cost: Achieve operating expenses excluding litigation & conduct	£7.8 billion	£7.7 billion	£7.6 billion	10%	5.00%
		Achieved £7.7bn			
CET1[4]	n/a	CET1 target range of 13-14%	n/a	10%	5.00%
		Achieved 13.6%			
Strategic (35%)					
Climate					
Climate and sustainable funding and financing	£25.0 billion	£25.8 billion	£30.0 billion	5%	5.00%
			Achieved £31.5bn in 2024		
Implementation of the Climate transition plan[6]	2 out of 3 targets met	All 3 targets met	3 out of 3 targets exceeded	5%	3.75%
		2 out of 3 targets exceeded			
Customer					
Aggregated view of Net Promoter Score (NPS) and Customer Touchpoint Rating (CTR) for our brands[7]		Meet target on average		10%	4.72%
		Target met on average			
Purpose, culture and people					
Purposeful Leadership score (Our View)	80	84	86	3.33%	2.50%
		Achieved 85			
Culture score (Our View)	71	83	85	3.33%	1.67%
		Achieved 83			
Percentage of females in top three layers of the organisation (globally)[8]	40%	43%	45%	1.67%	0.84%
		Achieved 43%			
Percentage of colleagues from ethnic minority groups in top four layers (UK)[8]	12%	13.5%	15.5%	1.67%	0.70%
		Achieved 13.2%			
Enterprise and capability					
Supporting diverse enterprise, prioritising support for harder to reach groups[9]	332,500	350,000	402,500	1.67%	1.65%
		401,478 customer interactions			
To help 10 million people, per year, to manage their financial wellbeing by 2027: Number of unique people using Financial Health Checks and Digital Features	6.65 million	7 million	8.05 million	1.67%	1.50%
		Achieved 7.8 million in 2024			
To improve the financial wellbeing of young people and help them to feel more confident about their future	0.95 million	1 million	1.15 million	1.67%	1.60%
		Reached 1.14 million young people in 2024			
Personal measures (5%)					
Discretionary assessment at year end for both executive directors	Strong performance across core areas by both directors.			5%	4.0% (CEO)
					3.0% (CFO)
Downward risk modifier (0-100%)					
Downward risk modifier of 0.96% applied for the Group CFO. No downward risk modifier applied for the Group CEO.				Final outcome	77.93% (CEO)
				post risk modifier	75.97% (CFO)

🟪🟥🟪🟨 Performance achieved in 2024

The reconciliation to the reported figures and footnotes for the table above is set out on the next page.

Annual remuneration report continued

Reconciliation to reported figures and footnotes

	Amount (£billion)	Group RoTE	Group underlying income excluding notable items (£billion)	Group operating costs, excluding litigation & conduct costs (£billion)
Reported figure		17.5%	£14.6	£(7.9)
Base rate adjustment	£0.2[5]	(0.6)%	£(0.2)	
Other income not driven by management actions	£0.3[5]	(0.8)%	£(0.3)	
Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments and FX losses	£0.1[5]	(0.3)%		
Increase in bank levies, costs in relation to retail share offering and strategic costs in respect of the Poland branch exit	£(0.2)[5]	0.6%		£0.2
Deferred tax asset and tax rate	£0.4	(1.6)%		
Figures used in bonus scorecard		14.8%	£14.2	£(7.7)

(1) For the purpose of assessment under the bonus scorecard, adjustments are made to the published RoTE to exclude material factors outside of management's control. Items will only be adjusted if this results in an impact of at least 0.25% to the RoTE figure. For performance year 2024, these include:
   a. Material changes in base rate from that assumed at the beginning of the year;
   b. Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, and the timing of FX losses;
   c. Deferred tax asset and effective tax rate changes;
   d. Other income not driven by management actions; and
   e. Increase in bank levies, costs in relation to retail share offering and strategic decision to exit Poland branch operations within operating costs.

(2) Similarly for income, the definition for the purpose of the scorecard excludes the material changes in base rate from that assumed at the beginning of the year as well as other income not driven by management actions.

(3) For operating expenses, the impact of increase in bank levies and costs in relation to retail share offering have been excluded in line with our external guidance; as well as excluding the impact of the strategic decision to exit Poland branch operations.

(4) Capital has been assessed on a qualitative basis against the range.

(5) Amounts quoted are pre tax whereas RoTE impacts are post tax.

(6) Targets: Volume of customer engagement through carbon tracking, energy and retrofit journey tools; Number of large customers for which the Customer Transition Plan Assessment (CTPA) is undertaken; and % of in-scope AUM which align to a net zero trajectory. Achieved: Volume of customer engagement through carbon tracking, energy and retrofit journey tools achieved with the following two targets exceeded: 2024 achievement of 573 CTPA assessments undertaken versus a target of 100; and achievement of 58% of in-scope AUM versus a target of 40%. Full details on climate metrics can be found in the NatWest Group plc 2024 Sustainability Report.

(7) As NPS is not available for NatWest Markets, an internal CTR is applied to assess NatWest Markets' customer performance. The aggregated view reflects the contribution of each franchise to NatWest Group's income. Targets: Consumers: Maintain NatWest Retail Main Bank NPS at +22. Businesses: Maintain NatWest Business Banking £0-750k NPS at -6 and maintain NatWest Commercial Mid-Market (£750k-£250m) NPS at +11 and maintain NatWest Large Corporate >£250m NPS at +19. Wealth: Maintain Premier NPS at +17. Improve Coutts NPS to +34. RBSI: Improve NPS by 2 points on the new 2024 baseline to +43. NatWest Markets: Maintain average CTR of 75%. We met or exceeded six out of the eight customer goals set for 2024. The weighted average rating across these eight targets mean that the Customer outcome is 4.72%.

(8) NatWest Group's management structures were revised during 2024. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of 2024, with performance assessed at 31 December 2024.

(9) Support UK businesses through enterprise programmes with 350,000 interventions to start, run and grow a business. In-person support (where measurement is possible; excluding digital) being distributed as follows: 75% to UK regions outside London & South East; 50% to females; 20% to individuals from ethnic minority groups.

Annual remuneration report continued

2022 LTI award – Pre-vest performance assessment framework

LTI awards were made in early 2022 following an assessment of performance over the 2021 financial year. Before vesting, the committee carries out a further review to consider whether anything has come to light which might call the original award into question. Internal control functions, the Group Board Risk Committee (BRC) and Korn Ferry, as independent advisers, support the committee in this assessment, with the outcome set out below.

Looking back to performance for 2021 and 'knowing what we know now', has NatWest Group;



Core questions

1. Remained safe and secure, taking into account financial results and the capital position?
2. Been a good bank for customers taking into account customer and advocacy performance?
3. Operated in an environment in which risk is seen as part of the way we work and think?
4. Operated in a way that reflects our stated values and purpose?

Evidenced by…

Has NatWest Group breached a minimum capital ratio over the period?

Has there been a material fall in the NatWest Group share price over the period?

Has Net Promoter Score (NPS) fallen across the business?

Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC?

Has colleague sentiment, as assessed through the Our View survey, fallen materially?

Has there been a material deterioration in purpose-linked indicators over the period?

Analysis

NO
NatWest Group has remained well capitalised since 2021.

NO
The share price has risen since the end of 2021.

Some declines
Declines in certain limited areas.

NO
No material deterioration in risk culture or profile since 2021.

NO
No material fall in colleague sentiment since 2021.

NO
No material deterioration in purpose-linked indicators.

YES | **NO**

Potential under-performance?

Where the answer is 'Yes', three further questions are considered:

1. Is the underperformance due to factors within management's reasonable control in the circumstances?
2. Can the underperformance be linked back to the performance year to which the award relates, rather than to performance developments since?
3. Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests and awards in the interim)?

If the answer to each of these questions is 'Yes', the committee may decide that a reduction on pre-vest is appropriate, and it has the discretion to decide the amount.

Further analysis

While NPS has fallen back in some areas since 2021, the declines reflect challenging market factors and are not related to 2021 performance. Overall, the bank has met its customer goals in each of the three years during the pre-vest period. Given this, and that there was no deterioration in financial, customer, risk or culture performance, the committee concluded that no performance issues have been identified that would merit a reduction prior to vesting. The committee noted there had been a reduction for pre-grant performance to reflect the investigation of financial crime remediation and the fine imposed on NatWest Bank Plc in 2021 for breaches of the Money Laundering Regulations between 2012 and 2016. No further adjustments were considered necessary as part of the 2022 LTI pre-vest assessment.

No adjustment proposed, subject to underpins to consider any significant risk, stakeholder or reputational matters not already captured in the performance assessment, with advice from the BRC. The underpins also allowed the committee to consider events arising during the period between grant and the end of year three.

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Vesting of 2022 LTI awards (audited)

LTI awards were granted to Mr Thwaite and Ms Murray in March 2022 in respect of performance year 2021. Individual performance was considered to be strong in 2021 for both Mr Thwaite and Ms Murray. In light of the performance achieved, the committee agreed that LTI awards of £747,300 for Mr Thwaite and £1,057,500 for Ms Murray would be appropriate. This represented 70.5% of the maximum LTI award available.

In order to ensure parity of treatment with the wider workforce, the LTI outcome reflected an adjustment to mirror the downward adjustment to the 2021 bonus pool for the fine imposed on NatWest Bank Plc in 2021 for breaches of the Money Laundering Regulations between 2012 and 2016, and the investigation of financial crime remediation.

At the end of 2024, a further assessment took place to review whether anything had come to light which might call into question the original award. The pre-vest assessment found that there had been no material deterioration in financial, customer, risk, culture and purpose performance since grant. Overall, the data indicated that the required level of sustainable performance had been achieved and no further reductions were made to the 2022 LTI awards under the pre-vest test.

The committee also considered the potential application of risk and stakeholder perception underpins, which included a detailed discussion of whether the vesting outcome could result in potential windfall gains. The committee used our pre-disclosed framework and a range of other factors to assess windfall gains and agreed there was a strong rationale for not making any adjustment. The committee considered the following factors:

– the level of the grant price in comparison to the preceding year – the 2022 LTI grant price was £1.8205 while the 2021 grant price was £1.8660. This represents a reduction of 2.438%.

– the level of share price appreciation (if any) over the period up to vesting – NatWest Group financial performance during 2021 to 2024 has remained strong, during what has been a particularly volatile period. This is reflected in share price growth of 140% over the period from January 2021 up to the end of October 2024.

– consideration of whether share price appreciation was unique to NatWest Group and indicative of strong management performance – Share price growth over this period in our view reflects the improvement in the financial performance of NatWest Group as reflected in the profit and RoTE performance during the pre-vest period and Total Shareholder Return (TSR) outperformance compared to other peer UK banks.

Considering the above, the committee concluded that no further adjustment was required to be made to the 2022 LTI awards prior to vesting.

A summary of the position from grant to vest is set out in the table along with the estimated vesting values for the 2022 LTI award, which is used in the single total figure of remuneration table. The shares will vest in equal amounts between 2025 and 2029, followed by a 12-month retention period. Malus and clawback provisions also apply.

2022 LTI Award	Paul Thwaite Shares	Paul Thwaite Value	Katie Murray Shares	Katie Murray Value
Maximum opportunity	582,258	£1,060,000	823,950	£1,500,000
Reduction for pre-grant test	171,766	£312,700	243,065	£442,500
Award granted	410,492	£747,300	580,885	£1,057,500
Reduction for pre-vest test	–	–	–	–
Amount post performance tests	410,492	£747,300	580,885	£1,057,500
Increase in value due to share price	–	£824,432	–	£1,166,649
Estimated vesting value	–	£1,571,732	–	£2,224,149

(1) Share price used to determine the value of awards was £1.8205. This was determined using the share price at grant of £2.2334 which was discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with the shareholder approved Policy. The estimated vesting value was based on share price of £3.8289, the average over the three-month period from October to December 2024.



Annual remuneration report continued

Scheme interest – RSP awards granted during 2024 (audited)

	Grant date	Face value	Award price[1]	Shares awarded[2]	Vesting levels	Performance requirement
Paul Thwaite	07-Mar-24	£1,215,775	£1.7943	677,576	Between 0% – 100% with no set minimum vesting	The award was subject to a pre-grant assessment of performance over 2023. The committee will make a further assessment at the end of the three-year performance period (covering financial years 2024 to 2026) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed by the committee using the underpin criteria below, as well as their broader discretion.
Katie Murray	07-Mar-24	£1,173,320	£1.7943	653,915		

(1) The award price shown is calculated as the average share price over the five days prior to the grant date, discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with the Policy. For reference, the full market price of NatWest Group shares at the time of grant for the 2024 RSP awards was £2.4410.

(2) The conditional share awards equated to 150% of base salary. The number of shares was calculated taking into account performance and the maximum potential award. Subject to the pre-vest assessment, these awards will vest in equal amounts between years 2027 and 2031. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

RSP awards to be granted for 2024 (audited)

RSP awards are granted provided the committee considers performance over the prior year has been satisfactory, based on an assessment against our internal performance management framework. The determination of whether satisfactory performance has been achieved is based on a full review that performance goals have been fully achieved throughout the year and behaviours have been demonstrated at the required level.

This normally results in the RSP award being granted at maximum. Performance against regulatory accountabilities is also considered.

The maximum RSP award under the current Policy is limited to 150% of base salary. Mr Thwaite and Ms Murray both fully achieved or exceeded the relevant performance goals, and behaviours were demonstrated at the required level. All regulatory accountabilities were also met. Noting the achievements by both executive directors over the year, the

committee agreed that RSP awards would be granted at maximum, in line with the Policy.

As a result, Mr Thwaite and Ms Murray will receive RSP awards of £1,713,364 and £1,181,925 respectively. The awards will be delivered entirely in shares and are subject to conditions before vesting. Malus and clawback provisions will also apply.

Pre-vest underpin

The committee will make an assessment at the end of the three-year performance

period (covering financial years 2025 to 2027) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed using the underpin criteria below. Following the assessment, RSP awards may vest in full, in part or lapse in their entirety, with discretion to consider other factors and apply discretion before deciding the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome.



A sustainable level of performance over the period will be considered with reference to:

2024 — Pre-grant performance

2025 — Year of grant

Criteria before vesting

1. The level of capital held relative to the maximum distribution amount.
2. Total distributions paid relative to our distribution policy.
3. Any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.

2028 — Start of vesting. Vests in equal amounts between 2028 and 2032, with a 12-month retention period after each vesting.

Annual remuneration report continued

Remuneration for the Chair and non-executive directors in 2024

The Chair's composite fee was increased from £775,000 to £800,000 per annum and the basic Board fee was increased from £85,000 to £88,000 per annum from 1 May 2024. The increases were made after considering the fees paid by other major UK banks as well as salary increases for the wider workforce. The increases of 3.23% and 3.53% respectively were lower than the 4% average salary increase applied across our global workforce from April 2024. The Colleague Advisory Panel (CAP) Chair fee was unchanged at £15,000. All changes were within the scope of the Policy approved by shareholders and no directors were involved in decisions involving their own remuneration. All other fee increases are detailed in the table below.

	2023 fees £	2024 fees £	Increase £	Increase %
Chair – composite fee	775,000	800,000	25,000	3.23
Basic Board fee	85,000	88,000	3,000	3.53
Senior Independent Director (SID)	36,000	37,000	1,000	2.78
Chair – GAC, BRC and RemCo[1]	75,000	77,500	2,500	3.33
Chair – SBC[1]	65,000	67,500	2,500	3.85
Member – GAC, BRC and RemCo[1]	35,000	36,000	1,000	2.86
Member – N&G[1]	16,000	16,500	500	3.13
Member – SBC[1]	32,000	33,000	1,000	3.13
NatWest Markets plc Chair – composite fee	280,000	290,000	10,000	3.57

(1) GAC (Group Audit Committee), BRC (Group Board Risk Committee), RemCo (Group Performance and Remuneration Committee), N&G (Group Nominations and Governance Committee), SBC (Group Sustainable Banking Committee).

For NatWest Group plc Board directors who also serve on the boards and committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc, the fees above reflect membership of all four boards and their respective Board committees and no additional fees are paid for membership of these entities. Directors may also receive fees for membership of other subsidiary company boards and committees, the value of which would be included below. No variable pay is provided to the Chair and non-executive directors. Further details of Board and committee members and their attendance at meetings can be found in the Board and relevant committee reports.

Total remuneration for the Chair and non-executive directors in 2024 (audited)

	Fees		Benefits[1]		Total	
	2024	2023	2024	2023	2024	2023
Chair (composite fee)	£'000	£'000	£'000	£'000	£'000	£'000
Howard Davies[2]	226	767	0	6	226	772
Rick Haythornthwaite[3]	596	–	68	–	664	–
Non-executive directors						
Frank Dangeard	287	277	3	2	290	279
Roisin Donnelly	147	118	6	6	153	124
Patrick Flynn	216	219	9	3	225	222
Geeta Gopalan[4]	44	–	3	–	47	–
Yasmin Jetha	153	158	4	5	157	163
Stuart Lewis	216	139	6	5	222	144
Mark Seligman	211	204	9	5	220	209
Lena Wilson	248	278	23	11	271	289

(1) The benefits column for the Chair includes travel assistance in connection with company business, as well as private medical cover, life cover and expenses in connection with travel and attendance at Board meetings. Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings.

(2) Howard Davies stepped down as Chairman on 15 April 2024.

(3) Rick Haythornthwaite was appointed to the Board as a non-executive director on 8 January 2024 before becoming Chair on 15 April 2024. His fees are inclusive of Q1 2024 fees paid as a non-executive director prior to becoming Chair. His benefits include travel assistance in connection with company business (£54,087), as well as private medical cover, life cover and expenses in connection with travel and attendance at Board meetings.

(4) Geeta Gopalan was appointed to the Board with effect from 1 July 2024.

Annual remuneration report continued

Payments for loss of office and payments to past directors (audited)

As previously disclosed, former Group CEO Alison Rose received fixed pay elements for her contractual notice period which ended on 26 July 2024 in line with the terms of our approved Policy. Full details can be found in the 2023 Directors' remuneration report.

We also made a payment of £916 in April 2024 relating to Ross McEwan, who stepped down as Group CEO in 2019. The payment was made to Deloitte in respect of services rendered for a tax return for a business trip to California while Mr McEwan was in employment with NatWest Group. This met requirements to report historic business travellers to the California tax board.

There are no other payments to past directors to disclose for 2024.

Implementation of remuneration policy in 2025

Pay arrangements

Both executive directors will receive annual bonus and RSP awards in March 2025 in respect of the 2024 performance year. Full details of these awards can be found on pages 146 and 151. In December 2024, the committee agreed that a 2% salary increase would apply from 1 April 2025 for both the Group CEO and Group CFO. This compares to an average salary increase for the global workforce at 3.3%. Pay arrangements for the 2025 performance year are set out below.

	Salary (1 Jan 2025)	Salary (1 Apr 2025)	Standard benefits[1]	Pension	Fixed share allowance[2]	Maximum bonus award for 2025[3]	Maximum PSP award for 2025[4]
Paul Thwaite	£1,155,660	£1,178,773	£26,250	10% of salary	100% of salary	£1,759,492	£3,518,984
Katie Murray	£787,950	£803,709	£26,250	10% of salary	100% of salary	£1,199,654	£2,399,308

(1) Amounts shown relate to standard benefit funding. Executive directors are also entitled to benefits such as travel assistance and security arrangements in line with the Policy. We will disclose the value of benefits received each year. Executive directors are eligible to participate in all-employee share plan arrangements on the same basis as colleagues.

(2) Fixed share allowance is payable broadly in arrears, currently in four instalments per year. The shares will be released in equal amounts over a five-year period.

(3) The maximum bonus award under the Policy is proposed to be set at 150% of base salary and is calculated on salary earned over the year. The award is expected to vest at 50% where on-target performance is achieved across the scorecard.

(4) The maximum PSP award under the Policy is set at 300% of base salary and is calculated on salary earned over the year. The maximum value of the PSP award receivable by the CEO and CFO for 2025 would increase to £5,278,476 and £3,598,962 respectively in the event there was a 50% increase in the NatWest Group plc share price over the PSP three-year period from grant to vest.

Annual bonus and PSP for 2025

Subject to being approved by shareholders at the 2025 NatWest Group plc AGM, the Policy on pages 134 to 141 will apply to the executive directors from 2025. The committee intends to implement the new Policy as follows:

Annual bonus performance assessment for 2025

The annual bonus scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our strategy. For 2025, financial performance will represent 60% of the scorecard with target ranges set in line with the budget. Non-financial measures will be focused across customer, colleague and simplification measures and represent an aggregate of 40% of the scorecard in line with the expectation of the UK regulators. A downward Risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero.

Details of the targets for 2025 are on the next page. Threshold and maximum targets will be disclosed retrospectively at the end of the performance period in the 2025 Directors' remuneration report, alongside the actual level of performance achieved and associated narrative. No award will be made if threshold performance, as determined by the committee, is not achieved. The maximum value of annual bonus awards will be set at 150% of base salary for executive directors. The level of the award to be paid will normally increase on a straight-line basis between 10% of maximum for threshold performance, 50% of maximum for target performance and 100% of maximum opportunity for each scorecard measure.

All assessments of performance are subject to the committee's judgement to determine the appropriate outcome. Discretion will only be used by the committee when the application of the formulaic performance outcome drives an unrepresentative outcome or when it is necessary to take into account strategic, economic or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard.

Annual remuneration report continued

Annual bonus performance measures and targets for 2025

Category	Performance measures	Target[2]	Weighting
Financial			**60%**
	Group RoTE.[1]	Target will be set with appropriate reference to our external guidance for RoTE. The targets set and the extent of their achievement will be disclosed in the 2025 NatWest Group plc Annual Report and Accounts as the committee considers them to be commercially sensitive at this point in time.	25%
	Attributable profit.	The targets set and the extent of their achievement will be disclosed in the 2025 NatWest Group plc Annual Report and Accounts as the committee considers them to be commercially sensitive at this point in time.	25%
	Group operating expenses, excluding litigation and conduct costs.	Target to be in line with our external Group operating expenses guidance.	10%
Non-financial			**40%**
	Customer	Group measure using Net Promoter Score (NPS) methodology across the customer franchises, reflecting the contribution of each franchise to Group income. Where NPS is not available for NatWest Markets, an internal Customer Touchpoint Rating (CTR) and independent deal league tables is applied to assess NatWest Markets' customer performance.	On average, to meet or exceed our targets. Targets are set to maintain or improve at specific segment levels and/or strategic growth areas.	20%
	Colleague	Progress against purposeful leadership targets.	Purposeful leadership target from Our View = 85.	10%
		Progress against performance culture targets.	Performance culture target from Our View = 83.	
		Increasing diversity in our senior roles.	Aggregated diversity target = 17.9%. We will assess each of the three measures (Female, Ethnicity and Black[3]) across two populations, the senior leadership population and the management population.[4]	
	Simplification	% of Retail customers banking entirely Digital.	80%. Retail franchise customers with active current accounts that have accessed a digital platform (online or mobile) and not used a branch or telephony for 90 days in the reporting period. Inactive customers and customers with no channel usage excluded.	10%
		% of Commercial and Institutional (C&I) customers banking Digital first.	85%. C&I franchise (ring-fenced bank) customers with active non-personal account/s that access their account 95% or higher through digital channels for three rolling months in the reporting period.	
		Average deployment frequency for features and digital services.	Seven days. Average time (rolling quarterly) to deploy new features and services to end users where the application is marked "In-service", "Active" and has had four or more changes in the last 12 months.	
Risk (0 – 100%)	Risk performance assessment based on Group, NatWest Holdings, Functional (CFO only) and individual risk performance.	Discretionary downwards modifier.	0-100%

(1) RoTE will be subject to CET1 remaining within our externally guided range of 13-14%, with allowance given for the impact of certain strategic choices where appropriate.

(2) Any targets not disclosed here will be disclosed retrospectively at the end of the performance period in the 2025 Directors' remuneration report, alongside the actual level of performance achieved and associated narrative.

(3) From 2025, we will also include Black mixed ethnicity categories into our Black diversity target calculations.

(4) The senior leadership population is CEO-2+ and our management population is grades C11+.

Annual remuneration report continued

PSP performance assessment under the new Policy for 2025

The maximum value of PSP awards will be set at 300% of earned salary. The committee will determine the award annually within this maximum based on performance against the pre-grant test.

When the PSP awards are granted following the end of the pre-grant performance period, threshold and maximum targets will be disclosed prospectively for each metric in the scorecard. Targets under each element of the scorecard are assessed independently. No vesting will occur under an element if threshold performance, as determined by the committee, is not achieved.

The PSP scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our strategy and regulatory expectations. For awards in respect of performance year 2025, financial performance will represent 60% of the scorecard with a proposal to include relative TSR. Non-financial measures will be focused on sustainability and strategic measures representing an aggregate of 40% of the scorecard.

Sharing in Success

For 2025, we will measure success based on winning with customers, underpinned by financial performance, our approach to risk and delivering value for shareholders. Subject to performance criteria being met, awards will be delivered to all eligible colleagues, including executive directors, in NatWest Group shares. Awards have a maximum value of £1,500 per colleague (adjusted for local salary levels).

Chair and non-executive directors' shareholding policy and annual fees for 2025

From 1 January 2023, the Board introduced a formal shareholding policy for the Chair and non-executive directors. The policy did not apply to directors who were due to step down from the Board within 12 months of 1 January 2023. Under the shareholding policy, NatWest Group retains a portion of the net monthly basic fees (10% for the Chair and 25% for non-executive directors) which is used to purchase shares every quarter. The Chair is required to build towards a shareholding equivalent to four times the basic annual Board fee (currently £352,000) and for non-executive directors the target is one times the basic annual Board fee (currently £88,000). Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Chair and 10% for non-executive directors). The shares purchased under the shareholding policy are held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

We believe this is a progressive and proportionate approach to shareholder alignment that will provide consistency and ultimately higher levels of shareholdings for this cohort. It will also ensure there is a continuous element of shareholder alignment as the Chair and non-executive directors will continue to acquire shares over their entire tenure.

The annual fees applicable from 1 January 2025 are set out in the tables, with the fees delivered in a combination of cash and shares in line with the shareholding policy above.

Fees for NatWest Group plc Board[1]	Rates from 1 January 2025
Chair (composite fee)	£800,000
Non-executive director basic fee	£88,000
Senior Independent Director	£37,000

Fees for NatWest Group plc Board committees[1]	Member	Chair
Group Board Risk Committee	£36,000	£77,500
Group Audit Committee	£36,000	£77,500
Group Performance and Remuneration Committee	£36,000	£77,500
Group Sustainable Banking Committee	£33,000	£67,500
Group Nominations and Governance Committee	£16,500	–

Other fees for NatWest Group plc Board directors	Rates from 1 January 2025
Chair of NatWest Markets plc (composite fee to cover all boards and committees)	£290,000
Chair of the Colleague Advisory Panel	£15,000

(1) No additional fees are payable where the director is also a member of the boards and respective Board committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. Where appropriate, directors receive additional fees for membership of other subsidiary company boards and committees including NatWest Markets Plc. If applicable, we will disclose the value of fees received in this report each year.

Other external directorships

Any new external appointments to be undertaken by directors require prior Board approval. Steps are in place to make sure that directors comply with regulatory limits on the number of directorships held. The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment. Details of current external appointments can be found in the biographies section of the Corporate governance report.

Annual remuneration report continued

Annual change in directors' pay compared to average change in employee pay

Remuneration for employees is based on salary, benefits and annual bonus. Executive directors receive fixed share allowances and, from the 2022 performance year onwards, annual bonus awards. The Chair and non-executive directors receive fees rather than salary and do not receive annual bonus awards. We regularly review membership of Board committees and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. The benefits figures for non-executive directors can also change significantly year on year depending on the amount of travel undertaken in connection with Board meetings. The data for non-executive directors below reflects the value of benefits mainly falling in 2020 and 2021, due to less travel during the COVID-19 restrictions, before returning to more typical levels from 2022.

Annual percentage change	2023 to 2024			2022 to 2023			2021 to 2022			2020 to 2021			2019 to 2020		
	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus
UK employees[2]	4.34%	6.87%	30.03%	8.11%	9.65%	7.13%	5.20%	6.34%	42.48%	2.02%	4.68%	35.24%	2.86%	1.70%	-32.40%
Executive directors															
Paul Thwaite[3]	41%	0%	98%	–	–	–	–	–	n/a	–	–	n/a	–	–	n/a
Katie Murray	1%	0%	46%	3%	0%	-2%	1.50%	0%	n/a	0%	0%	n/a	0%	0%	n/a
Chair and non-executive directors	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus
Howard Davies[4]	-71%	-100%	n/a	2%	-57%	n/a	0%	8%	n/a	0%	8%	n/a	0%	9%	n/a
Rick Haythornthwaite[5]	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Frank Dangeard	4%	17%	n/a	3%	-33%	n/a	2%	200%	n/a	1%	0%	n/a	0%	-75%	n/a
Roisin Donnelly[6]	25%	13%	n/a	462%	0%	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Patrick Flynn	-1%	192%	n/a	-6%	-40%	n/a	2%	400%	n/a	0%	-67%	n/a	2%	-70%	n/a
Geeta Gopalan[6]	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Yasmin Jetha[6]	-3%	-26%	n/a	-8%	25%	n/a	1%	300%	n/a	33%	100%	n/a	–	–	n/a
Stuart Lewis[6]	55%	27%	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Mark Seligman	3%	81%	n/a	3%	0%	n/a	4%	400%	n/a	1%	0%	n/a	-4%	-88%	n/a
Lena Wilson	-11%	108%	n/a	36%	-35%	n/a	5%	240%	n/a	8%	25%	n/a	16%	-64%	n/a

(1) Standard benefit funding for executive directors has remained unchanged. The figures above exclude any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the single total figure table.

(2) NatWest Group plc is a holding company and is not an employing entity. The disclosure above compares the change in directors' pay with all employees based in the UK. The data is based on the average full time equivalent salary and benefit costs of UK-based employees of NatWest Group, excluding the CEO and the CFO. This is considered to be the most representative comparator group, as it covers the majority of employees and the CEO and CFO are based in the UK. The average percentage change relates to salaries and benefits awarded in the respective financial years for UK employees and therefore may differ from figures quoted elsewhere in the report, for example, the proposed salary increases announced in December 2024 to be awarded from April 2025.

(3) Paul Thwaite was appointed as Group CEO on 25 July 2023, so there are no prior year comparisons. As he was an employee of NatWest Group before becoming Group CEO, the change in his remuneration is based on actual amounts he earned over the whole of 2023, not just in his capacity as Group CEO.

(4) Howard Davies stepped down from the role of Chairman on 15 April 2024.

(5) Rick Haythornthwaite joined the Board of NatWest Group plc as an independent non-executive director on 8 January 2024 and following a handover period took over as Chair on 15 April 2024. Therefore, there are no prior year comparisons.

(6) Geeta Gopalan joined the Board on 1 July 2024, Stuart Lewis joined the Board on 1 April 2023, Roisin Donnelly joined the Board on 1 October 2022 and Yasmin Jetha re-joined the Board on 1 April 2020, so there are no prior year comparisons.

Annual remuneration report continued

CEO to employee pay ratios

The ratios below compare the total pay of the Group CEO, as set out in the single figure of remuneration table in this report, against the pay of three employees whose earnings represent the lower, median and upper quartiles of the UK employee population.

A significant proportion of the Group CEO's total remuneration is delivered through long-term incentive arrangements, linked to performance and share price movements, which means this part of the ratio can fluctuate significantly from one year to the next. None of the three employees identified this year received equivalent long-term incentive arrangements. Information based on salary only is included as a further comparison.

The pay ratios reflect the diverse range of roles and pay levels across NatWest Group. For the total remuneration comparison, the median employee for 2024 works in C&I and the median pay ratio is consistent with the pay and reward policies for UK employees as a whole. We are pay each individual a fair rate for the role performed, using consistent reward policies. We set out further information on our fair pay approach at natwestgroup.com.

The change in the median pay ratio since 2018 is largely driven by the volatile nature of performance-related pay for the CEO. In April 2020, Alison Rose decided to forgo 25% of her fixed pay for the rest of the year which contributed to the ratio falling in 2020 before rising in 2021. The median pay ratio then increased further in 2022 primarily due to Ms Rose receiving an annual bonus award for the first time under the new Policy and a high vesting value for the LTI award as a result of strong share price performance.

In 2023, the single figure table was the pro-rated amount of Paul Thwaite's annual bonus award as he took the Group CEO role on part way through the year. Also, as Ms Rose voluntarily declined a LTI award in 2021, in relation to events relating to COVID-19, there was no vesting amount to include. This contributed to the pay ratio falling in 2023 before rising again in 2024 primarily due to higher vesting value for the LTI award as a result of strong share price performance in 2024.

The total remuneration and salary only for employees at the lower, median and upper quartiles has either remained stable or increased year-on-year.

Year	Methodology		P25 (LQ)	P50 (Median)	P75 (UQ)	Calculation	CEO	Y25 (LQ)	Y50 (Median)	Y75 (UQ)
2018	A	Total remuneration	143:1	97:1	56:1	Total remuneration	3,578	25	37	64
		Salary only	44:1	30:1	19:1	Salary only	1,000	23	33	51
2019	A	Total remuneration	175:1	118:1	69:1	Total remuneration	4,517	26	38	66
		Salary only	44:1	30:1	19:1	Salary only	1,017	23	34	52
2020	A	Total remuneration	99:1	66:1	39:1	Total remuneration	2,615	26	40	66
		Salary only	46:1	31:1	20:1	Salary only	1,100	24	36	54
2021	A	Total remuneration	130:1	87:1	51:1	Total remuneration	3,588	28	41	70
		Salary only	44:1	29:1	20:1	Salary only	1,100	25	37	55
2022	A	Total remuneration	177:1	119:1	71:1	Total remuneration	5,249	30	44	74
		Salary only	42:1	28:1	19:1	Salary only	1,117	27	40	58
2023	A	Total remuneration	95:1	64:1	39:1	Total remuneration	3,158	33	50	81
		Salary only	38:1	25:1	17:1	Salary only	1,106	29	44	63
2024	A	**Total remuneration**	139:1	93:1	56:1	**Total remuneration**	4,936	36	53	87
		Salary only	37:1	25:1	17:1	**Salary only**	1,142	31	46	66

Supplementary information on the pay ratio table:

(1) The data for 2024 is based on remuneration earned by Mr Thwaite, as set out in the single total figure of remuneration table in the remuneration report.

(2) The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartiles) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and also any variable pay (based on the amount to be paid). For employees who work part time, fixed pay is grossed up to the full-time equivalent.

(3) 'Option A' methodology was selected as this is considered the most statistically accurate method. UK employees receive a pension funding allowance set as a percentage of salary. Some employees continue to participate in the defined benefit pension scheme. For simplicity and consistency with prior years, we have included the pension funding allowance value in the calculation for all employees.

(4) The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles among the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award that would otherwise inflate their pay figure.

Annual remuneration report continued

Summary of remuneration levels for employees in 2024



1.62%
11.10%
22.17%
65.12%

■ 44,290 employees earned total remuneration up to £50,000
■ 15,077 employees earned total remuneration between £50,000 and £100,000
■ 7,547 employees earned total remuneration between £100,000 and £250,000
■ 1,099 employees earned total remuneration over £250,000

The disclosure of remuneration levels for employees includes anyone employed by NatWest Group during the year.

Remuneration of Material Risk Takers (MRTs) in 2024

Each year, we disclose the remuneration paid to individuals whose activities have a material influence over NatWest Group's performance or risk profile, known as MRTs. The disclosures are made in line with regulatory requirements and full details can be found in our Pillar 3 reports at natwestgroup.com. The tables below summarise the total pay for colleagues identified as MRTs for one or more entities across NatWest Group along with the number of individuals earning more than €1 million for the year. Note that the number of MRTs excludes colleagues who left NatWest Group prior to 31 December 2024 in line with regulatory requirements.

Number of MRTs	640
Remuneration (£millions)	
Total fixed pay	£193.6
Total variable pay	£123.5
Total remuneration	**£317.1**

Number of >€1m earners[1]	
€1.0 million to below €1.5 million	50
€1.5 million to below €2.0 million	17
€2.0 million to below €2.5 million	3
€2.5 million to below €3.0 million	9
€3.0 million to below €3.5 million	1
€3.5 million to below €4.0 million	–
€4.0 million to below €4.5 million	1
Total	**81**

(1) This information is disclosed in Euros in line with the requirements of the regulations.

Annual remuneration report continued

Directors' interests in NatWest Group plc shares (audited)

Under the shareholding requirements, the Group CEO and Group CFO need to build up and maintain shares to the value of 500% of salary and 300% of salary, respectively. The requirements apply both during employment and for two years after leaving, in line with best practice. Procedures are in place including the submission of pre-approval requests prior to the execution of any trades, or the application of trade restrictions for leavers, to ensure the shareholding requirement is enforced. Further details of our shareholding requirements as part of our Policy can be found on page 137.

	Paul Thwaite	Katie Murray
Shares held – beneficially owned[1]	871,191	544,078
Shares held – performance assessed unvested shares[2]	118,001	422,577
Total shares held counting towards requirements[3]	989,192	966,655
Shareholding requirement	500% of salary	300% of salary
Position against requirement[4]	344% of salary	493% of salary

(1) Shares owned beneficially as at 31 December 2024. Includes shares held by persons closely associated with the directors.

(2) Share awards are also included for the purposes of the shareholding requirement once any performance assessment has been completed. All share awards are included net of taxes due to be paid on vesting.

(3) As at 14 February 2025, there were no changes to the shares held as shown above for Paul Thwaite and Katie Murray.

(4) The position against the requirement was calculated as at 31 December 2024 based on the closing price of £4.0210 on 31 December 2024.

Share interests held by Chair and non-executive directors

As set out on page 155, the Chair and non-executive directors are subject to a separate shareholding policy. Under the shareholding policy, NatWest Group retains a portion of the net monthly basic fees (10% for the Chair and 25% for non-executive directors) which is used to purchase shares every quarter. The shareholding requirement for the Chair is four times the basic annual Board fee and for non-executive directors the target is one times the basic annual Board fee. Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Chair and 10% for non-executive directors). The shares purchased under the shareholding policy are held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board. The shareholding requirement is expressed as a number of shares, which is calculated at the beginning of each year. The progress being made towards the shareholding requirement is in line with expectations. A number of the directors held shares prior to the policy's introduction which has accelerated their progress.

	Howard Davies[2]	Rick Haythornthwaite[6]	Frank Dangeard	Roisin Donnelly	Patrick Flynn	Geeta Gopalan[4]	Yasmin Jetha	Stuart Lewis	Mark Seligman [5]	Lena Wilson
Shares held[1],[7]	123,342	9,422	13,180	15,788	27,202	1,362	35,914	7,924	61,177	35,428
Shareholding requirement[3]	4x basic annual Board fee	4x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee
Position against requirement	79% of target	6% of target	34% of target	40% of target	70% of target	3% of target	92% of target	20% of target	157% of target	91% of target

(1) Shares owned beneficially as at 31 December 2024 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated. As at 14 February 2025, there were no changes to the shares held as shown above.

(2) Howard Davies stepped down from the Board on 15 April 2024.

(3) Shareholding requirement for 2024 equates to 154,986 for Rick Haythornthwaite and Howard Davies and 38,742 for other non-executive directors. These amounts are not pro-rated and were calculated by multiplying the Board fee at the start of 2024 (£85,000) by 4 or 1, as applicable, and dividing by £2.1940 which was the share price on 29 December 2023.

(4) Geeta Gopalan was appointed to the Board with effect from 1 July 2024.

(5) 36,585 shares are held in the name of M Seligman & Co Limited, of which Mark Seligman and Louise Seligman are shareholders.

(6) Given Rick Haythornthwaite was appointed as Chair with effect from 15 April 2024, one-third of his 2024 purchases were at the non-executive director rate of 25% of the basic non-executive director fee and two-thirds at the Chair rate of 10% of the Chair fee. While the Chair's position relative to the shareholding requirement will be dependent on share price fluctuations, Rick Haythornthwaite's position against target is expected to accelerate through 2025 as more shares are purchased with reference to the higher Chair deduction percentage.

(7) For Rick Haythornthwaite and the non-executive directors, a final share purchase under the shareholding policy for 2024 was made on 2 January 2025 and this has been included in the table above as it related to deductions from 2024 fees.

Annual remuneration report continued

Share awards under share plans

	Year	Awards held 1 Jan 2024	Awards granted	Award price £[4]	Full market value at grant £	Awards vested	Awards lapsed	Awards held 31–Dec–24	Expected vesting dates
Paul Thwaite									
Deferred award[3]	2019	19,434		2.64		19,434		–	
Deferred award[3]	2020	60,250		1.70		30,127		30,123[1]	07.03.25
LTI award	2021	240,655		1.67	1.87	48,131		192,524[1]	07.03.25 – 07.03.28
LTI award	2022	410,492		1.82	2.23			410,492[2]	07.03.25 – 07.03.29
RSP award	2023	425,074		2.21	2.92			425,074[2]	07.03.26 – 07.03.30
RSP award	2024		677,576	1.79	2.44			677,576[2]	07.03.27 – 07.03.31
Annual bonus/Deferred award[3]	2024		98,878	2.33	2.44	98,878		–	
Sharing in Success award[5]	2024		330	3.04		330		–	
		1,155,905	776,784			196,900		1,735,789	
Total LTI and RSP awards subject to service								222,647[1]	
Total LTI and RSP awards subject to performance and service								1,513,142[2]	

	Year	Awards held 1 Jan 2024	Awards granted	Award price £[4]	Full market value at grant £	Awards vested	Awards lapsed	Awards held 31–Dec–24	Expected vesting dates
Katie Murray									
Deferred award[3]	2019	125,365		2.64		41,790		83,575[1]	07.03.25 – 07.03.26
LTI award	2020	517,252		1.70		129,313		387,939[1]	07.03.25 – 07.03.27
LTI award	2021	407,262		1.67	1.87	81,453		325,809[1]	07.03.25 – 07.03.28
LTI award	2022	580,885		1.82	2.23			580,885[2]	07.03.25 – 07.03.29
RSP award	2023	431,451		2.21	2.92			431,451[2]	07.03.26 – 07.03.30
RSP award	2024		653,915	1.79	2.44			653,915[2]	07.03.27 – 07.03.31
Annual bonus/Deferred award[3]	2024		87,744	2.33	2.44	87,744		–	
Sharing in Success award[5]	2024		330	3.04		330		–	
		2,062,215	741,989			340,630		2,463,574	
Total LTI and RSP awards subject to service								797,323[1]	
Total LTI and RSP awards subject to performance and service								1,666,251[2]	

(1) Performance assessment has taken place and awards remain subject to deferral and employment conditions before vesting. These awards count on a net-of-tax basis towards meeting the shareholding requirement.

(2) Awards are subject to the pre-vest performance assessment along with deferral and employment conditions before vesting. See earlier in this report for the pre-vest assessment of the 2022 LTI award. The first vesting of this award is due to take place in March 2025, which will be reflected in next year's table together with any shares lapsed for performance.

(3) For annual bonus, shares were granted as an element of the up-front bonus; these were awarded and vested in 2024, in line with the Policy. For Mr Thwaite deferred awards for 2019 and 2020 relate to annual bonus awards granted for performance prior to becoming an executive director, with payments deferred in line with regulatory requirements. Similarly, for Ms Murray the deferred award from 2019 relates to annual bonus awards granted for performance prior to becoming an executive director.

(4) The award price shown from 2021 onwards is discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with the Policy. For reference, the full market price of NatWest Group shares at the time of grant is also shown.

(5) The Sharing in Success award was delivered in shares in May 2024 to all colleagues including executive directors. Awards of £1,000 were made in respect of 2023 performance (adjusted for local salary levels).

Annual remuneration report continued

Shareholder dilution and share sourcing

NatWest Group can use new issue, market-purchase or treasury shares to deliver shares that are required for employee share plans. Best practice dilution limits are monitored and govern the number of shares that may be issued to satisfy share plan awards.

Total Shareholder Return (TSR) performance

The graph compares the TSR performance of NatWest Group with companies comprising the FTSE 100 Index over the last 10 years. We have selected this index because NatWest Group is a member of the FTSE 100 and it represents a cross-section of leading UK companies.



— NatWest Group
— FTSE 100

Relative importance of spend on pay £m (% change on 2023)



2024



283 (+16.94%)
1,505 (+3.37%)
3,361 (+0.39%)

2023



242
1,456
3,348

■ Remuneration paid to all employees[1]
■ Distributions to holders of ordinary shares[2]
■ Distributions to holders of paid-in equity

(1) Remuneration paid to all employees represents total staff expenses as per Note 3 to the consolidated financial statements, exclusive of social security and other staff costs.

(2) Reflects distributions to shareholders through dividend payments during the financial year. The Board has confirmed its intention to pay a dividend of 15.5p per ordinary share in respect of financial year 2024, which will be paid in 2025 subject to approval by shareholders at the forthcoming NatWest Group plc AGM.

CEO pay over the same period

		2015	2016	2017	2018	2019	2020	2021	2022	2023	**2024**
Total remuneration (£000s)[1]	PT									1,706	**4,936**
	AR					1,401	2,615	3,588	5,249	1,452	
	RM	3,492	3,702	3,487	3,578	4,066					
Annual bonus against maximum opportunity	PT									54%	**78%**
	AR								68%	–	**–**
LTI vesting rates against maximum opportunity	PT									45%	**71%**
	AR					60%	82%	83%	78%	–	**–**
	RM	62%	56%	89%	41%	78%				–	

(1) CEOs are Paul Thwaite (PT), Alison Rose (AR) and Ross McEwan (RM) with figures based on the single figure of remuneration for the relevant year.

Statement of shareholder voting

The resolutions to approve the Policy at the 2022 NatWest Group plc AGM and the Annual remuneration report from the 2024 NatWest Group plc AGM received strong levels of support, as set out below.

Directors' remuneration policy

For	33,883,943,928	92.75%
Against	2,649,384,392	7.25%
Withheld	126,953,196	–

Annual remuneration report

For	28,625,951,928	97.83%
Against	635,893,952	2.17%
Withheld	5,220,112	–

Annual remuneration report continued

The Group Performance and Remuneration Committee overview

Principal areas of focus of 2024

	Jan	Feb	April	Sept	Dec
Wider workforce					
Approving and overseeing the NatWest Group-wide remuneration policy.			●		
Considering how pay has been allocated across the workforce, including analysis by colleague level, geography and diversity.			●		
Reviewing fixed pay proposals.					●
Approving Sharesave offers to colleagues.				●	
Reviewing performance over the year and approving bonus pools for the business areas.					●
Reviewing gender and ethnicity pay gap reporting.					●
Approving the Sharing in Success outcome and measures and targets.	●				
Executive remuneration					
Reviewing performance assessments and remuneration arrangements for the committee's 'in-scope' population.	●	●		●	●
Setting performance objectives for senior executives.	●	●	●	●	
Approving the outcomes of variable pay awards.	●				●
Approving remuneration for senior hires and arrangements for any leavers.	●	●		●	●
Engaging with stakeholders on our remuneration proposals.	●			●	●
Reviewing and approving the Directors' remuneration report.	●				●
Receiving benchmarking data on executive pay and peer practice.			●		●
Reviewing and approving the directors' remuneration policy.		●	●	●	●
Governance and regulatory					
Approving agenda planners and ensuring the committee is meeting all its obligations under its terms of reference (ToR).			●	●	
Considering matters escalated by other Board committees and subsidiary Performance and Remuneration Committees.	●	●	●	●	●
Overseeing the MRT identification process.			●	●	
Receiving accountability review updates and approving accountability decisions for the population within its governance.			●	●	

The committee also approves submissions made throughout the year to the UK regulators outside the formal meetings, as required.

Membership	Details of members and attendance is on page 126.
Effectiveness review	In accordance with the Code, an evaluation of the performance of the Board and its committees, including Group RemCo, was conducted by an external facilitator in 2024. Further information on the review can be found on pages 103 to 105.
Role of the committee	To mitigate potential conflicts of interest, no individuals are involved in decisions regarding their own remuneration. The Group Chief Operating Officer, who is responsible for the People function and executive compensation, may be present to support the committee when discussions take place on senior executive pay, but she is never present for discussions on her own remuneration. It is the committee, rather than management, that appoints the remuneration advisers.
Committee advisers	Korn Ferry (KF) were appointed by the committee as remuneration adviser to the committee in March 2024 following a period of transition from our previous adviser PricewaterhouseCoopers LLP (PwC). Details of PwC's appointment can be found in the 2023 Directors' remuneration report. KF provide executive/professional search services alongside HR advisory services including assessment services and organisational strategy services to NatWest Group subsidiaries. PwC provide professional services including assurance, advisory, tax and legal advice to NatWest Group subsidiaries. PwC and KF are signatories to the voluntary code of conduct in relation to remuneration consulting in the UK. The committee is satisfied the advice received is independent and objective. There are no connections between PwC, KF and individual directors to be disclosed. Fees paid to PwC and KF for advising the committee are based primarily on a fixed fee structure with any additional items charged on a time/cost basis. Fees for 2024 in relation to directors' remuneration for PwC amounted to £107,562 for January and February 2024, before they ceased to formally advise the committee (2023 – £211,506), and £290,000 for KF (2023 – £19,000) excluding VAT. The committee also took account of the views of the Group Chair, the Group CEO, the Group CFO, the Group Chief Operating Officer, the Director of Reward & Employment, the Group Chief Risk Officer, the Group Chief Audit Executive and other support and control functions. The committee also received input from the BRC, the GAC and the Performance and Remuneration Committees for the principal legal entities across NatWest Group. In addition, the committee received external legal advice from Clifford Chance on a small number of matters in 2024.

Compliance report

Statement of compliance

NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2024, NatWest Group plc applied the Principles and complied with the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in July 2018 (the Code), with two exceptions for the period from 1 January to 30 April 2024. These related to:

– Provision 17, that the Group Nominations and Governance Committee (N&G) should ensure plans are in place for orderly succession to both the Board and senior management positions and oversee the development of a diverse pipeline for succession; and

– Provision 33, that the Group Performance and Remuneration Committee (RemCo) should have delegated responsibility for setting remuneration for the Chair and executive directors.

The responsibilities set out in Provisions 17 and 33 were reserved for the Board until 30 April 2024.

Effective from 1 May 2024, the Board approved certain delegations to its committees in order to simplify our governance framework, aligning with best practice and the requirements of the Code.

Further information on how NatWest Group plc applied the Principles, and complied with the Provisions of the Code can be found in the Corporate governance section of this report, which includes cross-references to relevant sections of the Strategic report and other related disclosures. A copy of the Code can be found at frc.org.uk.

NatWest Group plc has complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in April 2016.

The Group Audit Committee also complied with the requirements of the FRC's Audit Committees and the External Audit: Minimum Standard and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year ended 31 December 2024.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers.

Internal control

The Board of directors is accountable for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations.

The system of internal controls is designed to manage risk to an acceptable residual level rather than to eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud, or any other loss.

Ongoing processes are in place for the identification, evaluation and management of the principal risks faced by NatWest Group operated throughout the period from 1 January 2024 to 13 February 2025, the date the directors approved the Annual Report and Accounts. These included the bi-annual Control Environment Certification process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks which supports certification that their business or function is compliant with regulatory requirements and with the requirements of the UK Corporate Governance Code section on Risk Management and Internal Controls. The policies that govern these processes – and reports on internal controls arising from them – are reviewed by the Board and meet the requirements of the Financial Reporting Council's Guidance on Risk Management, Internal Control and Related Financial and Business Reporting.

NatWest Group operates a three lines of defence model for the ownership, oversight and assurance of its risks and internal control environment. Management across the organisation are the first line of defence and, therefore, are the primary owners of the risk and are responsible for the design, implementation and maintenance of effective processes, procedures, and controls to manage the risks within risk appetite. The Risk function is the second line of defence which exercises oversight and challenge of the risk management activities undertaken by the first line of defence. The Internal Audit function, which is the third line of defence, undertakes independent and objective assurance activities on the governance, risk management and internal controls to manage risks to enable achievement of NatWest Group's objectives and reports on the adequacy and effectiveness thereof to the Board and executive management.

The effectiveness of NatWest Group's internal controls is reviewed regularly throughout the year by the Board, the Group Audit Committee, and the Group Board Risk Committee. In addition, the Board receives a risk management report at each Board meeting. Executive management committees at NatWest Group level and each of its businesses also receive regular reports on risks facing their business and the management thereof through internal controls. Details of NatWest Group's approach to risk management are provided in the Risk and capital management section of the Annual Report and Accounts.

Progress in 2024

NatWest Group's control environment remains robust, with notable enhancements delivered across financial crime, payments, technology, risk management framework and processes and remediation of known control issues. These enhancements have resulted in an improved control environment in 2024.

Throughout 2024, work was undertaken to deliver enhancements to the control environment for the mitigation of financial crime risk. NatWest Group continues to make significant investment to support delivery of the multi-year transformation plans across financial crime risk management.

Compliance report continued

NatWest Group recognises the value in continuing its investment in payments systems in line with agreed prioritisation criteria. As such, focus remains on enhancing payment-related controls.

In addition, NatWest Group's key operational risk focus areas have been cyber risk, data quality, third-party risk management, operational resilience and end-of-life systems given increasing inherent risk impact of these themes on the overall operational risk profile.

These focus areas have resulted in significant progress being made in bringing the associated risks within appetite and in actions being taken to enhance maturity in the management thereof.

NatWest Group, as part of its robust risk culture, continued to make enhancements to its risk management processes to maintain an effective control environment. This has included the embedding of enhanced risk and control self-assessments with focus on material non-financial risks across end-to-end processes as part of its enterprise-wide risk management framework. This has been supported by an industry aligned risk directory and the development of a focused suite of risk standards, operational guidance and risk toolkits, which provide a consistent approach to risk management and control requirements for each non- financial risk. The outcomes of the risk and control self- assessments provide insight into the adequacy and effectiveness of the control environment and the impact thereof on the residual risk exposures. They further support the initiation of actions to address control gaps and identify control rationalisation and automation opportunities. The outcomes of the risk and control self-assessments are used as input into risk profile reporting to the Board and senior management and assists in prioritisation of risk mitigation activities considering risk appetite. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change is identified, the associated risk is reassessed.

To support management of the operational risk profile, the Operational Risk Executive Steering Group meets regularly and this forum ensures all material operational risks are monitored and actions are in place to manage the risks within risk appetite.

The remediation of known control issues through defined action plans continued to be an important focus for both the Group Audit Committee and the Board Risk Committee during 2024. For further information on their oversight of remediation of the most material issues, refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. The Group Audit Committee and the Group Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda and risk appetite.

The independent auditors present reports to the Group Audit Committee that include details of any significant internal control deficiencies they have identified as part of their review of the financial reporting. In addition, quarterly review meetings are held between the senior executive and the independent auditors to help support oversight. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk and capital management section.

Internal control over financial reporting

NatWest Group plc is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2024.

NatWest Group has assessed the effectiveness of its internal control over financial reporting as of 31 December 2024 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of 'Internal Control – Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2024, NatWest Group's internal control over financial reporting is effective.

Management's report on NatWest Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the 2024 Annual Report on Form 20-F.

Disclosure controls and procedures

As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group's disclosure controls and procedures (as defined in the Exchange Act rules) as of 31 December 2024. Based on this evaluation, management (including the Group CEO and Group CFO) concluded that NatWest Group plc's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report and Accounts.

Changes in internal control

There was no change in NatWest Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group's internal control over financial reporting.

The New York Stock Exchange

As a foreign private issuer with American Depositary Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE corporate governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards.

Compliance report continued

NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In March 2024 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE which confirmed NatWest Group plc's full compliance with the applicable provisions.

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2024 is set out in the Group Audit Committee report on pages 109 to 114.

The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures:

i. NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code's requirements in determining the independence of its directors and currently has eight independent non-executive directors, one of whom is the Senior Independent Director.

ii. The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chair to hold meetings with non- executive directors without the executives present and non-executive directors are to meet without the Chair present at least once a year to appraise the Chair's performance and NatWest Group plc complies with the requirements of the Code.

iii. The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors. The Chair of the Board is also the Chair of the Group Nominations and Governance Committee, which is permitted under the Code (which requires that a majority of members of the committee should be independent non-executive directors). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management.

iv. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group Performance and Remuneration Committee (Group RemCo) are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO's remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO.

v. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2024, NatWest Group plc has complied with all of the provisions of the Code (subject to the exceptions described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies.

vi. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group's website at natwestgroup.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2024.

Other information incorporated into this report by reference can be found at:

Page/Note	
Our colleagues	35
Corporate governance report	80
Board of directors and secretary	81
Remuneration policy, including directors' remuneration policy	134
Section 172(1) statement	32
Consolidated financial statements and notes	278
Risk factors	408
Material contracts	427
Capital, liquidity and funding	234
Viability statement	62

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) ('2008 Regs') are located on the following pages:

Page 55 Climate-related financial disclosures (Schedule 7, Paragraphs 15-19)

Page 378 Post balance sheet events (Schedule 7, Paragraph 7 (1) (a))

Page 328 Financial instruments (Schedule 7, Paragraph 6)

Page 346 Hedge accounting policy (Schedule 7, Paragraph 6)

Employee engagement (Schedule 7, Paragraphs 11 and 11A, 2008 Regs):

– Pages 32 to 37 (section 172(1) statement and stakeholder engagement)
– Page 35 (Colleagues)
– Page 101 (Corporate governance report, workforce engagement)

Engagement with suppliers, customers and others (Schedule 7, Paragraph 11B, 2008 Regs):

– Pages 32 to 37 (section 172(1) statement and stakeholder engagement)
– Pages 99 to 101 (Corporate governance report, stakeholder engagement)

Group structure

NatWest Group plc is the parent of NatWest Group and its subsidiary undertakings are structured in compliance with ring-fencing requirements. There are three main subsidiaries

– NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC)
– NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and
– The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited).

Further details of the principal subsidiaries are shown in Note 8 to the parent company financial statements and a full list of subsidiary companies and overseas branches is shown in Note 12 to the parent company financial statements.

HM Treasury (HMT) shareholding

Following placing and open offers in December 2008 and in April 2009, HMT owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. The table below summarises the changes in HMT's shareholding in the company since 2009:

Date	Transaction
August 2015	HMT sold 630 million ordinary shares in the company
October 2015	HMT converted its holding of 51 billion B shares into 5.1 billion new ordinary shares in the company
June 2018	HMT sold 925 million ordinary shares in the company
March 2021	NatWest Group carried out an off-market purchase of 591 million of its ordinary shares from HMT
May 2021	HMT sold 580 million ordinary shares in the company through an accelerated book building process to institutional investors
July 2021	HMT announced its intention to sell part of its shareholding in NatWest Group over a 12-month period via a trading plan
March 2022	NatWest Group carried out an off-market purchase of 550 million of its ordinary shares from HMT
June 2022	HMT announced an extension to its trading plan for a further 12-month term to August 2023
April 2023	HMT announced an extension to its trading plan to terminate no later than 11 August 2025
May 2023	NatWest Group carried out an off-market purchase of 469 million of its ordinary shares from HMT
May 2024	NatWest Group carried out an off-market purchase of 392 million of its ordinary shares from HMT
November 2024	NatWest Group carried out an off-market purchase of 263 million of its ordinary shares from HMT

On 25 March 2024, an announcement was released to the market advising that HMT's holding in the total voting rights (TVR) of the company had reduced to 29.82% with effect from 22 March 2024 and HMT ceased to be a Controlling Shareholder under the UK Listing Rules.

At 31 December 2024, HMT's holding in the total voting rights of the company was 9.99%. The percentage was correct as at the date of notification on 12 December 2024.

Report of the directors continued

Activities

NatWest Group is mainly engaged in providing a wide range of banking and other financial services. Details of the organisational structure and a business overview of NatWest Group are contained in the Business review. This includes details of the products and services provided by each of our operating areas and the markets where they operate. Details of the strategy for delivering the company's objectives can be found in the Strategic report

Results and dividends

UK company law states that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company's distributable profits are classed as its accumulated, realised profits (not previously distributed or capitalised), less its accumulated, realised losses (not previously written off in a reduction or re-organisation of capital). At 31 December 2024, NatWest Group plc's distributable profits were £32,201 million.

The profit attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2024 was £4,519 million compared with a profit of £4,394 million for the year ended 31 December 2023, as set out in the consolidated income statement on page 293.

In 2024 NatWest Group paid an interim dividend of £498 million, or 6 pence per ordinary share (2023 – £491 million, or 5.5 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of 1.2 billion, or 15.5 pence per ordinary share (2023 – £1.0 billion, or 11.5 pence per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the Annual General Meeting (AGM) on 23 April 2025.

If approved, payment will be made on 28 April 2025 to shareholders on the register at the close of business on 14 March 2025. The ex-dividend date will be 13 March 2025.

Subject to the condition mentioned above, the payment of interim dividends on ordinary shares is at the discretion of the Board.

Dividend waivers

The employee share trusts, which hold shares NatWest Group in respect of the awards and options granted to employees, have lodged standing instructions to waive dividends on shares held by them. A waiver instruction is also in place in respect of dividends on own shares held in treasury. The total amount of dividends waived during 2024 was £37 million.

Colleagues

As at 31 December 2024, NatWest Group employed 60,700 people (excluding temporary staff). Details of all related costs are included in Note 3 to the consolidated accounts.

Employment for colleagues with disabilities and long-term conditions

NatWest Group makes workplace adjustments to support colleagues with disabilities and long-term conditions to succeed. If a colleague develops a disability or long-term condition, NatWest Group will, wherever possible, make adjustments to support them in their existing job or re-deploy them to a more suitable alternative job.

The NatWest Group Careers site gives comprehensive insights into NatWest Group jobs, culture, locations and application processes. It also hosts a variety of blog content to portray stories

of what it is like to work at NatWest Group. The company also makes sure that candidates can easily request reasonable adjustments to support at any stage of the recruitment process.

Going concern

NatWest Group's business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group's future results are set out on pages 408 to 426. NatWest Group's regulatory capital resources and significant developments in 2024 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 234 to 253. This section also describes NatWest Group's funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved.

UK Code for Financial Reporting Disclosure

NatWest Group plc's 2024 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to

market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations

The EDTF, established by the Financial Stability Board, published its report 'Enhancing the Risk Disclosures of Banks' in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulation Authority, published its phase 2 report recommendations in December 2019.

NatWest Group plc's 2024 Annual Report and Accounts and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

Authority to repurchase shares

On-market purchases

At the AGM in 2023, shareholders renewed the authority for the company to make market purchases of up to 966,778,930 ordinary shares. The directors used the authority obtained at the 2023 AGM (2023 Authority) to carry out share buyback programmes of up to £500 million (2023 Programme) and £300 million (2024 Programme).

Report of the directors continued

The maximum number of ordinary shares that could be purchased under the 2023 Programme was 919,858,922 (reflecting the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023).

The maximum number of Ordinary Shares that could be purchased under the 2024 Programme was 696,743,990 (reflecting the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023 and further reduced by the number of shares purchased to 19 February 2024 under the 2023 Programme).

The 2023 Programme started on 31 July 2023 and ended on 22 March 2024. 227,760,624 ordinary shares (nominal value £245,280,672) were purchased by the company under the Programme at a volume weighted average price of 217.1788 pence per Ordinary Share for a total consideration of £494,647,875.28. All of the purchased ordinary shares were cancelled, representing 2.52% of the company's issued ordinary share capital.

The 2024 Programme started on 19 February 2024 and ended on 24 July 2024. 104,485,015 ordinary shares (nominal value £112,522,324) were purchased by the company under the Programme at a volume weighted average price of 287.1225 pence per ordinary share for a total consideration of £299,999,997.21. All of the purchased ordinary shares were cancelled, representing 1.19% of the company's issued ordinary share capital.

Shareholders will be asked to renew the authority for the company to make market purchases or ordinary shares at the AGM in 2025.

Off-market purchases

A Directed Buyback Contract between the Company and HMT was approved by the shareholders of the Company at a General Meeting on 6 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders at a General Meeting on 25 August 2022 and at the 2024 AGM. The authority from shareholders to make off-market purchases of ordinary shares from HMT (or its nominee) under the terms of the Directed Buyback Contract was renewed at the 2024 AGM.

The company used this authority to make an off-market purchase of 392,448,233 ordinary shares (nominal value £422,636,559) in the company from HMT on 31 May 2024, at a price of 316.2 pence per ordinary share for the total consideration of £1,240,921,312.75, representing 4.50% of the company's issued ordinary share capital. The company cancelled 222,448,233 of the purchased ordinary shares and transferred the remaining 170,000,000 ordinary shares to treasury.

On 11 November 2024, the company made a further off-market purchase of 262,605,042 ordinary shares (nominal value £282,805,430) in the company from HMT, at a price of 380.8 pence per ordinary share for the total consideration of £1 billion, representing 3.16% of the company's issued ordinary share capital. The company cancelled all of the purchased ordinary shares.

Shareholders will be asked to renew the authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) at the AGM in 2025.

Preference shares

At the AGM in 2024, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2025.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

Share Capital

The rights and obligations attached to the company's ordinary shares and preference shares are set out in our Articles of Association. Copies can be obtained from Companies House in the UK or can be found at natwestgroup.com.

The rules governing the powers of directors and their appointment, including in relation to issuing or buying back shares, are set out in our Articles of Association. It will be proposed at the 2025 AGM that the directors' authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed.

At the 2024 AGM, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the AGM in 2027.

The Articles of Association may only be amended by a special resolution at a General Meeting of shareholders.

Voting

The cumulative preference shares represent less than 0.006% of the total voting rights of the company, the remainder being represented by the ordinary shares.

In a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares who is present in person or by proxy and entitled to vote, shall have one vote.

On a poll, every holder of ordinary shares who is present in person or by proxy and entitled to vote shall have four votes for every share held. Every holder of cumulative preference shares shall have one vote for each 25p nominal amount held.

The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

Transfers

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws).

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company's shares.

Special rights

There are no persons holding securities carrying special rights with regard to control of the company.

Employee Share Plans

A number of the company's employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 to the consolidated financial statements sets out a summary of the plans.

Report of the directors continued

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the company's other employee share trusts, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the current directors are shown on pages 81 to 83.

Frank Dangeard, Roisin Donnelly, Patrick Flynn, Yasmin Jetha, Stuart Lewis, Katie Murray, Mark Seligman, Paul Thwaite and Lena Wilson all served throughout 2024 and to the date of signing of the financial statements.

Geeta Gopalan was appointed to the Board on 1 July 2024.

Howard Davies resigned from the Board on 15 April 2024. Richard Haythornthwaite joined the Board as an independent non-executive director on 8 January 2024 and, following a handover period, succeeded Howard Davies as Chair on 15 April 2024.

Mark Seligman has confirmed his intention to retire from the Board on 31 March 2025.

All directors of the company are required to stand for election or re-election annually by shareholders at the AGM. In accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2024 are shown on page 159. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2024 to 13 February 2025.

Directors' indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes.

NatWest Group also maintains Directors' and Officers' Liability Insurance to provide appropriate protection to directors from liabilities that may arise against them in connection with their role.

Controlling shareholder

In accordance with the UK Listing Rules, the directors confirm that the company's ability to carry out its main business independently at all times of its controlling shareholder, HM Treasury, was complied with. HM Treasury ceased to be a controlling shareholder of the company on 22 March 2024.

Shareholdings

The following table shows the shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2024.

	Ordinary shares (millions)	% of issued share capital with voting rights held[1]
Solicitor for the Affairs of His Majesty's Treasury as Nominee for His Majesty's Treasury	803	9.99
Blackrock, Inc.	461	5.26
Massachusetts Financial Services Company	448	5.12
The Capital Group, Companies, Inc.	403	5.01
Norges Bank	250	3.01

(1) Percentages provided were correct at the date of notifications on 12 December 2024, 31 May 2024, 6 March 2024, 19 November 2024 and 2 August 2024, respectively.

On 27 January 2025 a notification under Rule 5 of the Disclosure and Transparency Rules ('DTR') was received from HMT notifying that it held 643 million ordinary shares, representing 7.98% of the issued share capital with voting rights.

UK Listing rule 6.6.4

The information to be disclosed in the Annual Report and Accounts under UK Listing Rule 6.6.4 is set out in this Directors' report with the exception of details of contracts of significance under UK Listing Rule 6.6.1 R (9) and (10) given in Material contracts on page 427.

Political donations

At the AGM in 2024, shareholders gave authority, under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only as the company

has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words.

During 2024, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that its longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the AGM in 2025.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

a. so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

b. the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company's auditors will be proposed at the forthcoming AGM.

By order of the Board

Jan Cargill

Chief Governance Officer and Company Secretary 13 February 2025

NatWest Group plc is registered in Scotland No. SC45551

Statement of directors' responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 279 to 292.

The directors are responsible for the preparation of the Annual Report and Accounts. The directors are required to prepare Group financial statements, and as permitted by the Companies Act 2006 have elected to prepare company financial statements, for each financial year in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. They are responsible for preparing financial statements that present fairly the financial position, financial performance and cash flows of NatWest Group.

In preparing those financial statements, the directors are required to:

– select suitable accounting policies and then apply them consistently.
– make judgements and estimates that are reasonable, relevant and reliable.
– state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
– prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website.

The directors confirm that to the best of their knowledge:

– the financial statements, prepared in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.

By order of the Board

Richard Haythornthwaite
Chair
13 February 2025

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

Board of directors

Chair
Richard Haythornthwaite

Executive directors
John-Paul Thwaite
Katie Murray

Non-executive directors
Mark Seligman
Frank Dangeard
Roisin Donnelly
Patrick Flynn
Geeta Gopalan
Yasmin Jetha
Stuart Lewis
Gillian Whitehead
Lena Wilson



Risk and capital managment

In this section

Risk management framework

Where marked as audited in the section header, certain information in the Risk and capital management section (pages 172 to 277) is within the scope of the Independent auditor's report.

Introduction

NatWest Group operates an enterprise-wide risk management framework, which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation.

The framework ensures that NatWest Group's principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group's overall strategic objectives. The framework, which is designed and maintained by NatWest Group's independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the NatWest Group Board. The framework incorporates risk governance, the three lines of defence operating model and the Risk function's mandate.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group's risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance.

In addition, there is a process to identify and manage top and emerging risks, which are those that could have a significant negative impact on NatWest Group's ability to meet its strategic objectives.

Both top and emerging risks may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis.

Culture

The approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This underpins the strategy and values across all three lines of defence, enables NatWest Group to support better customer outcomes, develop a stronger and more sustainable business and deliver an improved cost base.

NatWest Group expects leaders to act as role models for strong risk behaviours and practices, building clarity, developing capability and motivating employees to reach the required standards set out in the intelligent risk-taking approach.

Colleagues are expected to:

- Consistently role-model the values and behaviours in Our Code, based on strong ethical standards.
- Empower others to take risks aligned to NatWest Group's strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.
- Manage risk in line with appropriate risk appetite.
- Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.
- Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.
- Consider risk in all actions and decisions.
- Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.
- Challenge others' attitudes, ideas and actions.

The target intelligent risk-taking behaviours are embedded in NatWest Group's Critical People Capabilities and are clearly aligned to the core values of inclusive, curious, robust, sustainable and ambitious.

These aim to act as an effective basis for a strong risk culture because the Critical People Capabilities form the basis of all recruitment and selection processes.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group's learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines.

This training may be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Our Code

NatWest Group's conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed.

- These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.
- Any employee falling short of the expected standards would be subject to internal disciplinary policies and procedures and if appropriate, the relevant authority would be notified. The accountability review process is used to assess how this should be reflected in variable pay outcomes for the individuals concerned (for more information on this process refer to page 143). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook.

Risk management framework continued

Governance
Committee structure
The diagram shows NatWest Group's governance structure in 2024 and the main purposes of each committee.

NatWest Group plc Board

Provides leadership of NatWest Group within a framework of prudent and effective controls which enable risk to be assessed and managed. Reviews and approves the Enterprise-Wide Risk Management Framework (EWRMF) (including NatWest Group's risk appetite framework) and approves the risk appetite for principal risks. Monitors performance against risk appetite, considers material risks, reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee

Provides oversight and advice to the Board on current and potential future risk exposures; future risk profile including risk appetite; and the approval and effectiveness of the EWRMF. Reviews performance relative to risk appetite; the effectiveness of internal controls required to manage risk; all material risk exposures and management's recommendations to monitor, control and mitigate them, including for all principal risks and emerging threats. Approves the key risk policies[1]. Approves the enterprise-wide risk management strategy (EWRMS) and oversees its effective delivery. Reviews and recommends to the Board the assumptions, scenarios and metrics used for stress tests.

Group Audit Committee

Assists the Board in carrying out its responsibilities relating to internal control functions. Reviews NatWest Group's internal controls systems relating to financial management and compliance with laws and/or regulations relating to financial reporting, accounting issues, and safeguarding of assets. Reviews the procedures for monitoring the effectiveness of these controls.

Group Executive Risk Committee

Supports the NatWest Group CRO and other accountable executives in discharging risk management accountabilities. Reviews, challenges and debates all material risk exposures, including for all principal risks, and the performance of NatWest Group relative to risk appetite. Reviews reports on emerging threats. Reviews the EWRMF, key risk policies[1] and EWRMS and supports their recommendation to Group BRC. Drives effective implementation and embedding of the EWRMF in NatWest Group.

Group Asset & Liability Management Committee[2]

Supports the Group CFO in overseeing the effective management of NatWest Group's current and future balance sheet, in line with Board-approved risk appetite, under normal and stress conditions. Supports the Group CFO's and Group CRO's recommendation to Group BRC of the assumptions, scenario themes and expanded metrics used for stress tests.

Group Executive Disclosure Committee[3]

Supports the Group CFO in discharging their individual accountabilities, including the review of all material financial and non-financial disclosures made by NatWest Group to ensure that they are accurate, complete and fairly represent the business and financial condition of NatWest Group with no material misstatements or omissions.

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(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk-taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

(2) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of NatWest Group's pension schemes.

(3) The EDC Disclosures Steering Group was established by the Group CFO to (i) review and approve NatWest Group's responses to Environmental, Social and Governance (ESG) surveys where ESG content is considered material to investors or decision-useful to users of the reports; (ii) to assess whether NatWest Group should respond to and review new ad hoc survey requests; (iii) to review and approve ESG disclosures published on NatWest Group's website and externally that are material to investors or decision useful to users of the reports; and (iv) to review and recommend to the EDC, ESG related disclosures in the quarterly, and annual suite of results releases.

Risk management framework continued

Risk management structure

The diagram shows NatWest Group's risk management structure in 2024.


Group Chief Executive Officer (CEO)
RBSI CEO
NWM CEO
NWH CEO
Group Chief Risk Officer (CRO)
RBSI CRO
NWM CRO
NWH CRO
Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee.
Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee.
Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Member of NatWest Group Exco.
Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee.

(1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.
(2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group ExCo, NatWest Group ERC and an attendee at NatWest Group BRC.
(3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.
(4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (ring-fenced bank); Wealth Businesses; Digital X and Functions; Finance and Treasury and Non-financial Risk; the Head of Restructuring and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. They also have a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee.
(5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective risk committees.

Risk management framework continued

Three lines of defence

NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles.

First line of defence
The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People and Transformation, Legal and Finance.

The first line of defence is empowered to take risks within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

The first line of defence is responsible for managing its direct risks, and with the support of specialist functions, it is also responsible for managing its consequential risks, by identifying, assessing, mitigating, monitoring and reporting risks.

Second line of defence
The second line of defence comprises the Risk function and is independent of the first line.

The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities.

The second line of defence advises on, monitors, challenges, approves and escalates where required and reports on the risk-taking activities of the first line of defence, ensuring that these are within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

Third line of defence
The third line of defence is the Internal Audit function and is independent of the first and second lines.

The third line of defence is responsible for providing independent assurance to the Board, its subsidiary legal entity boards and executive management on the overall design and operating effectiveness of the risk management framework and its components. This includes the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the principal risks to NatWest Group and its subsidiary companies.

The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors' Code of Ethics and International Standards on independence and objectivity.

Risk appetite

Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk-taking, the promotion of robust risk practices and risk behaviours, and is calibrated at least annually.

For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group's ultimate capacity to absorb losses.

Risk appetite framework
The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed review of the framework is carried out annually which is approved by the Board. The review includes:

- Assessing the adequacy of the framework compared to internal and external expectations.
- Ensuring the framework remains effective and acts as a strong control environment for risk appetite.
- Assessing the level of embedding of risk appetite across the organisation.

Establishing risk appetite
In line with the risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities.

The process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned.

The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets, even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives.

Risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group plc 2024 Annual Report and Accounts | Strategic report | Financial review | Governance and remuneration | Risk and capital management | Financial statements | Additional information | 176

Risk management framework continued

NatWest Group's risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging risks that may correlate to them. Risk profile relative to risk appetite is reported regularly to senior management and the Board.

NatWest Group's key risk policies define at a high level the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk taking across all principal risks. They form part of the qualitative expression of risk appetite and are consistently applied across NatWest Group and its subsidiaries. Key risk policies are reviewed and approved by the Board Risk Committee at least annually.

Identification and measurement

Identification and measurement within the risk management process comprises:

- Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
- Monitoring of the risks associated with lending and credit exposures.
- Assessment of trading and non-trading portfolios.
- Review of potential risks in new business activities and processes.
- Analysis of potential risks in any complex and unusual business transactions.

The financial and non-financial risks that NatWest Group faces are detailed in its risk directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The risk directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces.

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Emerging risks that could affect future results and performance are also closely monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

Testing and monitoring

Specific activities relating to compliance and conduct, credit and financial crime risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group's regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

Risk management framework continued

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group's approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

- Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
- Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	– Identify macro and NatWest Group-specific vulnerabilities and risks. – Define and calibrate scenarios to examine risks and vulnerabilities. – Formal governance process to agree scenarios.
Assess impact	– Translate scenarios into risk drivers. – Assess impact to current and projected profit and loss and balance sheet across NatWest Group.
Calculate results and assess implications	– Aggregate impacts into overall results. – Results form part of the risk management process. – Scenario results are used to inform business and capital plans.
Develop and agree management actions	– Stress scenario results are analysed by subject matter experts. Appropriate management actions are then developed. – Scenario results and management actions are reviewed by the Asset & Liability Management Committee and Board Risk Committee and recommended to the Board for approval.

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.


Stress testing usage within NatWest Group
(1) Strategic financial & capital planning
(2) Risk appetite
(3) Risk monitoring
(4) Risk mitigation
Contingency planning & management actions
Assess financial performance
Capital adequacy
Earnings stability
Sector review & credit limit setting
Business vulnerabilities analysis
Tail risk assessment
Early warning indicators

Risk management framework continued

Specific areas that involve capital management include:

— **Strategic financial and capital planning** – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.
— **Risk appetite –** by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.
— **Risk monitoring –** by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group's financial strength and capital position.
— **Risk mitigation** – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk mitigating actions are documented in NatWest Group's recovery plan.

Reverse stress testing is also carried out in order to identify and assess scenarios that would cause NatWest Group's business model to become unviable. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully.

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and profit and loss drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital.

A range of future states are tested. In particular, capital requirements are assessed:

— Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.
— Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks.

Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group's specific capital requirements through the Pillar 2 framework.

Capital allocation

NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the CFO with support from the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing – liquidity
Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity condition indicators are monitored daily.

This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below.

Type	Description
Idiosyncratic scenario	The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario	A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure.
Combined scenario	This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets.

Risk management framework continued

NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

Stress testing – recovery and resolution planning

The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis.

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

- Developing a series of recovery indicators to provide early warning of potential stress events.
- Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.
- Developing a recovery playbook to provide a concise description of the actions required during recovery.
- Detailing a range of options to address different stress conditions.
- Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate while restoring NatWest Group's financial health.

It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA on a biennial basis. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited, RBSH N.V. and NWB Europe. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group's approach to recovery planning.

Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report.

Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK Resolution Authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements. These requirements include the development of contingency plans to wind-down parts of the trading book.

Stress testing – market risk
Non-traded market risk
Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group's banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles.

Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Balance Sheet Management Committee.

Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years.

The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Traded market risk
NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios.

NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management.

Risk management framework continued

Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line of defence.

Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted at least once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Internal scenarios – climate

In 2024, NatWest Group deployed an enhanced in-house corporate transition risk model, as part of an internal scenario analysis exercise, to assess climate transition related credit risks to corporate counterparties.

This involved running the following two climate scenarios:

— A disruptive transition scenario, where the onset of climate policy from the Network for Greening the Financial System (NGFS) delayed transition scenario is accelerated from 2031 to 2025, which could result in an accompanying macro-economic shock.
— The orderly transition scenario, which explores a rapid increase in carbon prices, based on the NGFS net zero 2050 scenario, but no accompanying macro-economic shock.

These scenarios tested NatWest Group's resilience to alternative transition pathways, including a disruptive transition, and to identify losses that are sensitive to scenario policy and technology assumptions.

The corporate transition risk model and internal exercise builds on the learnings from the climate biennial exploratory scenario and NatWest Group's first-generation deployment in 2023. It also supports the processes for integration of climate into ICAAP and credit risk business use-cases. The model is capable of accounting for sector specific exposure to climate-related transition risks and counterparty specific response to a limited set of demand shocks and rising carbon prices, by mitigating emissions and passing costs through to customers.

Regulatory stress testing

In October 2023, the Bank of England undertook round one of its system-wide exploratory scenario (SWES) to enhance understanding of the behaviours of banks and non-bank financial institutions under a scenario informed by the liability driven investment and 'dash for cash' crises.

NatWest Group submitted its response to round one during H1 2024. The Bank of England subsequently published the anonymised results in the June 2024 Financial Stability Report providing a narrative account of the market-wide response.

Round two commenced in June 2024. Participants were asked to reconsider their assumptions in light of round one results, and submit revised actions if applicable. The overall results of the SWES exercise were published in November 2024.

Further details can be found at:

— www.bankofengland.co.uk/financial-stability-report/2024/june-2024
— www.bankofengland.co.uk/stress-testing/2024/stress-testing-uk-banking-system-scenarios-2024-desk-based
— www.bankofengland.co.uk/financial-stability/boe-system-wide-exploratory-scenario-exercise

Credit risk

Definition (audited)

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.

Sources of risk (audited)

The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Key developments in 2024

- Personal portfolio growth in 2024 was a result of the Metro Bank mortgage portfolio acquisition and continuing strong credit card growth which was driven by prime quality whole of market lending and balance transfer segments. There was a modest upward trend in arrears balances, in line with expectations following periods of balance growth and normalisation since COVID-19. Arrears inflow rates remained stable through the year in the Personal portfolio.
- Non-Personal lending increased during the year, driven by corporate and non-bank financial institutions sectors, aligned to customer strategy. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk, including due to cost of living, supply chain and inflationary pressures.
- Overall expected credit loss (ECL) decreased during 2024. Stage 3 charges being mainly offset by debt sale activity on Personal Banking unsecured assets and write-off. Reductions in Stage 1 and Stage 2

ECL across NatWest Group were driven by economic uncertainty post model adjustments, stable underlying portfolio performance and modelling updates, most notably the redevelopment of new stress probability of default (PD) models for Personal unsecured.

Governance (audited)

The credit risk function provides oversight and challenge of frontline credit risk management activities. Governance activities include:

- Defining and proposing credit risk appetite measures for Board approval.
- Establishing credit risk policy, standards and toolkits which set out the mandatory limits and parameters required to ensure that credit risk is managed within risk appetite and which provide the minimum standards for the identification, assessment, management, monitoring and reporting of credit risk.
- Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that it is being managed adequately and effectively.
- Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.
- Development and approval of credit grading models.
- Providing regular reporting on credit risk to the Board Risk Committee and Board.

Credit risk continued

Risk appetite

Credit risk appetite is approved by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group's Personal and Non-Personal segments. NatWest Group's qualitative appetite is set out in the credit risk appetite statement. Risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant credit risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Personal

The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment. These risk appetite measures consider the segments' ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics.

Non-Personal

For Non-Personal credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits.

The framework is used to manage concentrations of risk which may arise across four lenses – single name, sector, country and product and asset classes. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate.

Identification and measurement
Credit stewardship (audited)

Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Asset quality (audited)

All credit grades map to an asset quality (AQ) scale, used for financial reporting. This AQ scale is based on Basel PDs. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency.

Counterparty credit risk

Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions. NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group.

Mitigation

Mitigation techniques, as set out in the appropriate credit risk toolkits and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE).

The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below.

Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property individually during the loan underwriting process, either by obtaining an appraisal by a suitably qualified appraiser (for example, Royal Institution of Chartered Surveyors (RICS)) or using a statistically valid model. In both cases, a sample of the valuation outputs are periodically reviewed by an independent RICS qualified appraiser. NatWest Group updates Retail Banking UK residential property values quarterly using country (Scotland, Wales and Northern Ireland) or English regional specific Office for National Statistics House Price indices.

Within the Private Banking and RBSI segments, properties securing loans greater than £2.5 million or €3 million are revalued every three years.

The current indexed value of the property is a component of the ECL provisioning calculation.

Commercial real estate valuations – NatWest Group has an actively managed panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable RICS registered valuers for particular assets are contracted through a service agreement to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property once they are more than a year old.

For loan obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is typically commissioned at least every three years.

Assessment and monitoring

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Non-Personal portfolios.

Personal

Personal customers are served through a lending approach that entails offering a large number of small-value loans. To ensure that these lending decisions are made consistently, NatWest Group analyses internal credit information as well as external data supplied by credit reference agencies (including historical debt servicing behaviour of customers with respect to both NatWest Group and other lenders).

NatWest Group then sets its lending rules accordingly, developing different rules for different products.

Credit risk continued

The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth.

The actual performance of each portfolio is tracked relative to operational limits. The limits apply to a range of credit risk-related measures including projected credit default rates across products and the loan-to-value (LTV) ratio of the mortgage portfolios. Where operational limits identify areas of concern management action is taken to adjust credit or business strategy.

Non-Personal

Non-Personal customers, including corporates, banks and other financial institutions are typically managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected to the extent that a failure of one could lead to the failure of another.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction.

Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries

as well as those with potentially heightened reputational impacts. Customer specific climate risk commentary is now mandatory.

For lower-risk transactions below specific thresholds, credit decisions can be approved through a combination of fully automated or relationship manager self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules.

For other transactions, both business approval and credit approval are required.

The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority.

Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Credit quality, and loss given default (LGD) are reviewed annually. The review process assesses borrower performance, the adequacy of security, compliance with terms and conditions, and refinancing risk.

Problem debt management

Personal
Early problem identification
Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive

contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer's financial position deteriorating.

Personal customers experiencing financial difficulty are managed by the Collections team.

If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be supported to ensure they receive appropriate support for their circumstances.

In July 2023, Mortgage Charter support was introduced for residential mortgage customers. Mortgage Charter support includes temporary interest only or term extensions at the customer's request. A request for Mortgage Charter does not, of itself, trigger transfer to a specialist team.

Collections
When a customer exceeds an agreed limit or misses a regular monthly payment, the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not resolved then, where appropriate, the Collections team will become involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions.

Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and 'breathing space'. All treatments available to customers experiencing financial difficulties are reviewed to ensure they remain

appropriate for customers impacted by current economic conditions.

In the event that an affordable and sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team.

For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has triggered any other unlikeliness to pay indicators, in which case it is categorised as Stage 3.

Recoveries
The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer's debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and, under IFRS 9, categorised as Stage 3.

Non-Personal
Early problem identification
Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed.

Early warning indicators may be internal, such as a customer's bank account activity, or external, such as a publicly-listed customer's share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Wholesale Problem Debt Management framework.

Credit risk continued

There is an equivalent process for Business Banking customers, with problem debt cases reallocated to increased monitoring and support under a Portfolio Management Relationship team or the Financial Health and Support Team. Broader macro-economic trends including commodity prices, foreign exchange rates and consumer and government spend are also tracked, helping inform decisions on sector risk appetite.

Customer level early warning indicators are regularly reviewed to ensure alignment with prevailing economic conditions, ensuring both the volume and focus of alerts are aligned to the point-in-time risk within each sector.

The Wholesale Problem Debt Management framework
This framework focuses on Non-Personal customers (excluding business banking) to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Non-Personal lending portfolios.

Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications in the framework that apply to non-defaulted customers who are in financial stress – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment.

The framework also applies to those customers that have met NatWest Group's default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer's ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities.

Heightened Monitoring customers require pre-emptive actions (outside the customer's normal trading patterns) to return or maintain their facilities within NatWest Group's current risk appetite.

Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies.

Actions include a review of the customer's credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams.

The largest Risk of Credit Loss exposures are regularly reviewed by a Problem Debt Case Review forum. The forum members are experienced credit, business and restructuring specialists.

The purpose of the forum is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group.

Appropriate corrective action is taken when circumstances emerge that may affect the customer's ability to service its debt. Corrective actions may include granting a customer various types of concessions.

Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security.

All customers granted forbearance are classified Heightened Monitoring as a minimum.

Other potential outcomes of the relationship review are to: return the customer to a satisfactory status, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship.

The Wholesale Problem Debt Management framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired.

Restructuring
Where customers have lending exposure above £1 million, and meet specific referral criteria, relationships are supported by the Restructuring team.

Restructuring works with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered.

Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome; however, where this is not possible, NatWest Group will work with customers to achieve a solvent outcome.

Throughout this period, the mainstream relationship manager will remain an integral part of the customer relationship. Insolvency is considered as a last resort and if deemed necessary, NatWest Group will work to recover its capital in a fair and efficient manner, while upholding the fair treatment of customers and NatWest Group's core values.

Customer Lending Support
With effect from 1 January 2025, Customer Lending Support, a new centre of expertise, was established to support Non-Personal customers in financial difficulty. Customer Lending Support brings together Restructuring, Business Banking, International Retail and Business Banking Northern Ireland teams who support Non-Personal customers in financial difficulty. Collections activity within Commercial Mid-Market will also transfer to Customer Lending Support.

Forbearance (audited)
Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer's financial difficulties.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting of forbearance.

A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan's terms.

Credit risk continued

Loans are reported as forborne until they meet the exit criteria as detailed in the appropriate regulatory guidance. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due.

Types of forbearance
Personal
In the Personal portfolio, forbearance may involve payment concessions, loan rescheduling (including extensions in contractual maturity), charging simple interest and capitalisation of arrears. Forbearance support is provided for both mortgages and unsecured lending.

Non-Personal
In the Non-Personal portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Monitoring of forbearance
Personal
For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance.

Non-Personal
In the Non-Personal portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as demanding repayment of facilities, and in the event repayment does not take place, the enforcement of security, insolvency proceedings or both, although these are options of last resort.

Provisioning for forbearance (audited)
Personal
The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so.

The loan would continue to be reported as forborne until it meets the exit criteria set out by the appropriate regulatory guidance.

For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. Where the forbearance treatment includes the cessation of interest on the customer balance (i.e. non-accrual), this will be treated as a Stage 3 default.

For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans.

Non-Personal
Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer's financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required.

Non-Personal loans granted forbearance are individually credit assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment.

In line with regulatory guidance, forbearance may lead to a customer being classified as non-performing. In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted.

The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of Non-Personal loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan's revised terms, any provision is written-off or released and the balance of the loan can be returned to performing status once the exit criteria, as set out by regulatory guidance, are met. Refer to pages 207 and 209 for further details on Non - Personal and Personal forbearance.

Credit grading models
Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades.

Credit grading models are designed to provide:

— An assessment of customer and transaction characteristics.
— A meaningful differentiation of credit risk.
— Accurate internal default rate, loss and exposure estimates that are used in the capital calculation or wider risk management purposes.

Impairment, provisioning and write-offs (audited)
In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

NatWest Group's IFRS 9 provisioning models, which use existing internal ratings based (IRB) models as a starting point, incorporate term structures and economic forecasts.

Regulatory conservatism within the IRB models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates.

Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application:

Model build:
— The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually).
— The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for exposures in Stage 2.

Credit risk continued

Model application:
— The assessment of the SICR and the formation of a framework capable of consistent application.
— The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).
— The choice of forward-looking economic scenarios and their respective probability weights.

For accounting policy information, refer to Accounting policy 2.3.

IFRS 9 ECL model design principles (audited)

Modelling of ECL for IFRS 9 follows the conventional approach to divide the estimation of credit losses into its component parts of PD, LGD and EAD.

To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 IRB counterparts in the following aspects:

— **Unbiased –** conservatism has been removed from IFRS 9 parameters to produce unbiased estimates.
— **Point-in-time** – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions.
— **Economic forecasts** – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward-looking economic conditions.
— **Lifetime measurement** – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of over a fixed one-year horizon.

IFRS 9 requires that, at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) and the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist.

These have been retrospectively created using the relevant model inputs applicable at initial recognition.

PD estimates
Personal models
Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level, with a key driver being scores from related IRB PD models. Forward-looking economic information is brought in by economic response models, which leverage the existing stress test model suite. The current suite of PD models was introduced in 2022 replacing the previous, first-generation models to remediate a range of model weaknesses.

Non-Personal models
Non-Personal PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect economic conditions at the reporting date. The framework utilises credit cycle indices (CCIs) for a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section.

One-year PDs are extended to lifetime PDs using a conditional transition matrix approach and economic forecasts.

LGD estimates
The general approach for the IFRS 9 LGD models is to leverage corresponding IRB LGD models with bespoke adjustments to ensure estimates are unbiased and, where relevant, include economic forecasts.

Personal
Economic forecasts are incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios.

Non-Personal
Economic forecasts are incorporated into LGD estimates using the existing point-in-time/through-the-cycle framework. For low-default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates
Personal
The IFRS 9 Personal modelling approach for EAD is dependent on product type.

— Revolving products use the existing IRB models as a basis, with appropriate adjustments incorporating a term structure based on time to default.
— Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Non-Personal
For Non-Personal, EAD values are projected using product-specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective IRB model.

The CCFs are estimated over multi-year time horizons and contain no regulatory conservatism or downturn assumptions.

No explicit economic forecasts are incorporated, on the basis of analysis showing the movement in CCFs is mainly attributable to changes in exposure management practices rather than economic conditions.

Governance and post model adjustments (audited)
The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both Personal and Non-Personal) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

Credit risk continued

ECL post model adjustments (audited)

The table below shows ECL post model adjustments.

| 2024 | Retail Banking | | Private Banking | Commercial | Central items | Total |
| | Mortgages | Other | | & Institutional | & other | |
	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	18	-	19
Economic uncertainty	90	22	8	179	-	299
Other adjustments	-	-	-	18	-	18
Total	90	22	9	215	-	336
Of which:						
- Stage 1	58	9	5	94	-	166
- Stage 2	26	13	4	119	-	162
- Stage 3	6	-	-	2	-	8

2023						
Deferred model calibrations	-	-	1	23	-	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	-	-	8	23	32
Total	119	39	14	287	26	485
Of which:						
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	-	-	5	7	25

Post model adjustments decreased significantly since 31 December 2023, reflecting reduced economic uncertainty from inflation, higher-for-longer interest rates and liquidity.

- **Retail Banking** – The post model adjustments for economic uncertainty decreased to £112 million at 31 December 2024 (2023 – £157 million). This reduction primarily reflected a revision to the cost of living post model adjustment to £105 million (2023 – £144 million), reflecting enhancements to the assessment approach, supported by back-testing of default outcomes for higher risk segments. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including lower-income customers in fuel poverty, over-indebted borrowers and customers who remain vulnerable to higher mortgage rates.
- **Commercial & Institutional** – The post model adjustment for economic uncertainty decreased to £179 million (2023 – £256 million). The inflation, supply chain and liquidity post model adjustment of £150 million (2023 – £206 million) was maintained for lending prior to 1 January 2024 being a sector level downgrade applied to the sectors that are considered most at risk from the current headwinds. A further £29 million (2023 – £50 million) remains for customers that utilised government support schemes, this adjustment is reducing as customers default or repay.
- The £18 million (2023 – £23 million) judgemental overlay for deferred model calibrations relates to refinance risk, with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.
- The £18 million (2023 – £8 million) other post model adjustment was to mitigate the effect of operational timing delays in the identification and flagging of a SICR, with the increase due to a small number of large corporate exposures moving quickly from Stage 1 into default.

Credit risk continued

SICR (audited)

Exposures that are considered significantly credit-deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12-month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate.

The framework comprises the following elements:

– **IFRS 9 lifetime PD assessment (the primary driver) –** on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred into Stage 2 for a lifetime loss assessment. For Non-Personal, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios and SME Retail, the criteria vary by risk band, with lower-risk exposures needing to deteriorate more than higher-risk exposures, as outlined in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
A	<0.762%	PD@DOIR + 1%
B	<4.306%	PD@DOIR + 3%
C	>=4.306%	1.7 x PD@DOIR

– **Qualitative high-risk backstops –** the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Non-Personal exposures managed within the Wholesale Problem Debt Management framework, and adverse credit bureau results for Personal customers.

– **Persistence (Personal and SME Retail customers only) –** the persistence rule ensures that accounts which have met the criteria for PD-driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD-driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:

– **Criteria effectiveness –** the criteria should be effective in identifying significant credit deterioration and prospective default population.

– **Stage 2 stability** – the criteria should not introduce unnecessary volatility in the Stage 2 population.

– **Portfolio analysis –** the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Monitoring the effect on relative PD deterioration when originating new lending at times of weaker economic outlook (therefore, higher PDs at initial recognition) is important to ensure SICR criteria remains effective.

Asset lifetimes (audited)

The choice of initial recognition and asset duration is another critical judgement in determining the quantum of lifetime losses that apply.

– The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above.

– For asset duration, the approach applied (in line with IFRS 9 requirements) is:

  – **Term lending –** the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation).

  – **Revolving facilities –** for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For the Non-Personal portfolios, asset duration is based on annual customer review schedules and will be set to the next review date.

In the case of credit cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped, the ECL impact is estimated at approximately £71 million (2023 – £110 million). However, credit card balances originated under the 0% balance transfer product and representing approximately 47% (2023 – 37%) of performing card balances, have their ECL calculated on a behavioural lifetime approach as opposed to being capped at a maximum of three years.

The capped approach reflects NatWest Group practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe, durations are shorter and are, in some cases, as low as one year.

Economic loss drivers (audited)

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

Credit risk continued

Economic loss drivers (audited) continued

The most significant economic loss drivers for material portfolios are shown in the table below:

Portfolio	Economic loss drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 31 December 2024, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy. The scenarios primarily reflected the current risks faced by the economy. This approach was similar to that used at 31 December 2023.

For 31 December 2024, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Since 31 December 2023, the economic outlook has evolved. The economy came out of post-COVID-19 stagnation with an upswing in the first half of 2024 as household income recovered. The growth lost momentum in the second half of 2024 and the outlook remains that of moderate growth. Inflation declined over the year, although the progress is slower than expected and inflation is likely to take longer to reach the target of 2%. As a result, rates are expected to remain higher-for-longer than previously expected. The unemployment rate increased modestly but it is underpinned by a still resilient labour market. There was emerging risk to the labour market due to higher tax burdens, but the impact is likely to be moderate. House prices were previously assumed to decline in 2024, but they performed better than expected. However, the higher interest rate environment poses a risk to the recovery.

Headline macro variables: what are the risks and where are they captured?

Mini narratives – potential developments, vulnerabilities and risks		Upside	Base case	Downside	Extreme downside
Growth	Outperformance sustained – economy remains close to H1 2024 pace on strong consumer	■			
	Steady growth – staying close to trend pace from H2 2024 and beyond		■		
	Stalling – 2024 strength proves fleeting, lagged effect of higher rates and cautious consumer stalls the rebound			■	
	Extreme stress – extreme fall in GDP, with policy support to facilitate sharp recovery				■
Inflation	Close to deflation – inflationary pressures diminish amidst pronounced weakness in demand				■
	Battle won – continued downward drift in services inflation, ensuring 2% target is met on sustained basis		■		
	Sticky – strong growth and/or wage policies and/or interest rate cuts keep services inflation well above target	■			
	Structural factors – sustained bouts of energy, food and goods price inflation on geopolitics/deglobalisation			■	
Labour market	Tighter, still – job growth rebounds strongly, pushing unemployment back down to sub-3.5%	■			
	Cooling continues – gradual loosening prompts a gentle rise in unemployment (but remains low), job growth recovers		■		
	Job shedding – prolonged weakness in economy prompts redundancies, reduced hours, building slack			■	
	Depression – unemployment hits levels close to previous peaks amid severe stress				■
Rates short-term	Limited cuts – higher growth and inflation keeps the MPC cautious	■			
	Steady – approximately one cut per quarter		■		
	Mid-cycle quickening – sharp declines through 2025 to support recovery			■	
	Sharp drop – drastic easing in policy to support a sharp deterioration in the economy				■
Rates long-term	Above consensus – 4%	■			
	Middle – 3-3.5%		■		
	Close to 2010s – 1-2%/2.5%			■	■

Credit risk continued

Economic loss drivers (audited)

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below.

Five-year summary	2024					2023				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
GDP	2.0	1.3	0.5	(0.2)	1.1	1.8	1.0	0.5	(0.3)	0.9
Unemployment rate	3.6	4.3	5.0	6.7	4.6	3.5	4.6	5.2	6.8	4.8
House price index	5.8	3.5	0.8	(4.3)	2.7	3.9	0.3	(0.4)	(5.7)	0.3
Commercial real estate price	5.4	1.2	(1.0)	(5.7)	1.1	3.1	(0.2)	(2.0)	(6.8)	(0.6)
Consumer price index	2.4	2.2	3.5	1.6	2.4	1.7	2.6	5.2	1.8	2.8
Bank of England base rate	4.4	4.0	3.0	1.6	3.6	3.8	3.7	5.6	2.9	4.0
Stock price index	6.3	5.0	3.4	1.1	4.5	4.8	3.3	1.2	(0.4)	2.8
World GDP	3.8	3.2	2.5	1.6	3.0	3.7	3.2	2.7	1.8	3.0
Probability weight	23.2	45.0	19.1	12.7		21.2	45.0	20.4	13.4	

(1) The five-year summary runs from 2024-28 for 31 December 2024 and from 2023-27 for 31 December 2023.

(2) The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Climate transition

Since 2023, NatWest Group has included explicit assumptions about changes in transition policy, expressed as an additional implicit sectoral carbon price, in the base-case macroeconomic scenario. This approach has been used for financial planning and IFRS 9 reporting ever since. This analysis resulted in climate transition policy contributing £8 million to the total ECL of £3.4 billion at the end of 2024.

In 2024, NatWest Group refined its approach. Instead of applying the economy-wide carbon price from an external scenario used in 2023, NatWest Group calculated the expected implicit carbon prices associated with specific climate transition policies. NatWest Group individually assessed 46 active and potential transition policies that had a significant impact on the cost of emissions and converted them into equivalent sectoral carbon prices. This was calculated as the cost per tonne of the emissions (CO2e) abated as a result of each policy.

NatWest Group estimated that the weighted average carbon price

associated with the policies assessed will increase from £73 per tonne in 2024 to £123 per tonne in 2029. Sectoral carbon prices feed into the climate risk macro model. The model has been developed and improved over the past few years to enable NatWest Group to estimate the impact of carbon prices on a macroeconomic scenario.

UK government policies which are estimated to have the largest impact on sectoral carbon prices are:

− Emissions Trading Scheme
− Climate Change Levy
− Renewables Obligation
− VAT on domestic energy

This analysis presents a very narrow view of climate transition impact from 46 analysed policies. It only covers base case macroeconomic scenario and does not include physical impacts.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour

changes, to enable the UK's successful transition to net zero. Policy delays and the risks outlined in the UK CCC 2022, 2023 and 2024 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK's net zero transition and, in turn, that of NatWest Group and its customers.

Probability weightings of scenarios

NatWest Group's quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 31 December 2024. The approach involves comparing GDP paths for NatWest Group's scenarios against a set of 1,000 model runs, following which a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.The assigned probability weights were judged to be aligned with the subjective assessment of

balance of the risks in the economy. The weights were marginally less downside skewed compared to those used at 31 December 2023. The downside risks associated with a materially high inflation have reduced, with inflation lower at the end of 2024 compared to a year ago. However, the economic outlook is still subject to considerable uncertainty especially with respect to persistence of inflation, restrictive trade policies and various geopolitical flashpoints. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 23.2% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 19.1% weighting applied to the downside scenario and a 12.7% weighting applied to the extreme downside scenario.

Credit risk continued

Economic loss drivers







Credit risk continued

Economic loss drivers (audited)

Annual figures

GDP - annual growth					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	0.9	0.9	0.9	0.9	0.9
2025	2.0	1.4	0.4	(4.1)	0.6
2026	3.2	1.5	(0.5)	(0.3)	1.3
2027	2.3	1.4	0.2	1.4	1.4
2028	1.6	1.4	1.3	1.4	1.4
2029	1.6	1.4	1.7	1.4	1.5

Consumer price index - four quarter change					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	2.4	2.4	2.4	2.4	2.4
2025	2.9	2.3	5.8	0.6	2.9
2026	2.4	2.1	4.2	1.1	2.4
2027	2.1	2.0	2.6	1.8	2.1
2028	2.0	2.0	2.4	2.0	2.1
2029	2.0	2.0	2.5	2.0	2.1

Unemployment rate - annual average					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	4.2	4.2	4.2	4.2	4.2
2025	3.9	4.4	4.8	5.4	4.5
2026	3.3	4.4	5.5	8.0	4.8
2027	3.3	4.3	5.5	8.3	4.8
2028	3.4	4.3	5.3	7.6	4.7
2029	3.4	4.2	5.0	6.9	4.5

Bank of England base rate - annual average					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	5.11	5.11	5.11	5.11	5.11
2025	4.63	4.21	3.42	1.40	3.80
2026	4.02	3.52	2.10	0.18	2.94
2027	4.00	3.50	2.00	0.40	2.94
2028	4.00	3.50	2.15	1.03	3.04
2029	4.00	3.50	2.50	1.83	3.21

House price index - four quarter change					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	3.5	3.5	3.5	3.5	3.5
2025	7.8	3.5	(1.2)	(7.6)	2.2
2026	7.2	3.4	(2.8)	(14.7)	1.1
2027	5.1	3.4	0.1	(8.0)	2.2
2028	5.4	3.4	4.4	6.9	4.4
2029	5.6	3.4	4.2	6.3	4.4

Stock price index - four quarter change					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	11.6	11.6	11.6	11.6	11.6
2025	8.1	3.4	(10.5)	(35.0)	(3.0)
2026	5.1	3.4	5.8	15.1	5.3
2027	3.5	3.4	5.8	13.1	4.8
2028	3.5	3.4	5.8	11.6	4.7
2029	3.0	3.4	5.8	10.4	4.5

Commercial real estate price - four quarter change					
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)
2025	14.1	2.4	(6.8)	(23.7)	0.1
2026	4.4	1.5	(2.5)	(12.7)	0.2
2027	5.5	1.4	2.8	6.7	3.3
2028	4.2	1.5	2.6	5.7	2.8
2029	2.7	1.4	2.5	5.4	2.3

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Economic loss drivers (audited)

Worst points

	2024					2023				
	Downside		**Extreme downside**		**Weighted average**	Downside		Extreme downside		Weighted average
	%	**Quarter**	**%**	**Quarter**	**%**	%	Quarter	%	Quarter	%
GDP	**–**	**Q1 2024**	**(4.1)**	**Q4 2025**	**–**	(1.2)	Q3 2024	(4.5)	Q4 2024	0.3
Unemployment rate - peak	**5.6**	**Q4 2026**	**8.5**	**Q1 2027**	**4.9**	5.8	Q1 2025	8.5	Q2 2025	5.2
House price index	**(1.9)**	**Q2 2027**	**(25.6)**	**Q3 2027**	**–**	(12.5)	Q4 2025	(31.7)	Q2 2026	(6.5)
Commercial real estate price	**(10.5)**	**Q2 2026**	**(35.0)**	**Q3 2026**	**(1.8)**	(16.6)	Q1 2025	(39.9)	Q3 2025	(10.2)
Consumer price index - highest four quarter change	**6.1**	**Q1 2026**	**3.5**	**Q1 2024**	**3.5**	10.3	Q1 2023	10.3	Q1 2023	10.3
Bank of England base rate - extreme level	**2.0**	**Q1 2024**	**0.1**	**Q1 2024**	**2.9**	6.5	Q4 2024	5.3	Q4 2023	5.3
Stock price index	**(0.2)**	**Q4 2025**	**(27.4)**	**Q4 2025**	**–**	(14.3)	Q4 2024	(39.3)	Q4 2024	(2.4)

(1) The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2023 for 31 December 2024 scenarios and Q4 2022 for 31 December 2023 scenarios.

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated.

In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgemental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management

through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable.

In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 31 December 2024.

Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group's core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Measurement uncertainty and ECL sensitivity analysis (audited)

2024	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 modelled loans (£m)					
Retail Banking - mortgages	169,090	170,887	173,703	164,370	154,604
Retail Banking - unsecured	10,269	10,485	10,876	9,847	8,925
Non-personal - property	28,598	28,684	28,827	28,452	25,402
Non-personal - non-property	126,487	127,179	127,557	125,790	107,287
	334,444	337,235	340,963	328,459	296,218
Stage 1 modelled ECL (£m)					
Retail Banking - mortgages	67	69	71	61	50
Retail Banking - unsecured	204	212	210	198	185
Non-personal - property	82	66	59	85	164
Non-personal - non-property	218	197	191	219	331
	571	544	531	563	730
Stage 1 coverage					
Retail Banking - mortgages	0.04%	0.04%	0.04%	0.04%	0.03%
Retail Banking - unsecured	1.99%	2.02%	1.93%	2.01%	2.07%
Non-personal - property	0.29%	0.23%	0.20%	0.30%	0.65%
Non-personal - non-property	0.17%	0.15%	0.15%	0.17%	0.31%
	0.17%	0.16%	0.16%	0.17%	0.25%
Stage 2 modelled loans (£m)					
Retail Banking - mortgages	20,980	19,183	16,367	25,700	35,466
Retail Banking - unsecured	3,513	3,297	2,906	3,935	4,857
Non-personal - property	3,019	2,933	2,790	3,165	6,215
Non-personal - non-property	13,143	12,451	12,073	13,840	32,343
	40,655	37,864	34,136	46,640	78,881
Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	60	53	44	72	118
Retail Banking - unsecured	370	348	300	407	532
Non-personal - property	62	53	47	66	183
Non-personal - non-property	286	251	228	307	628
	778	705	619	852	1,461
Stage 2 coverage					
Retail Banking - mortgages	0.29%	0.28%	0.27%	0.28%	0.33%
Retail Banking - unsecured	10.53%	10.56%	10.32%	10.34%	10.95%
Non-personal - property	2.05%	1.81%	1.68%	2.09%	2.94%
Non-personal - non-property	2.18%	2.02%	1.89%	2.22%	1.94%
	1.91%	1.86%	1.81%	1.83%	1.85%

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

2024	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 and Stage 2 modelled loans (£m)					
Retail Banking - mortgages	190,070	190,070	190,070	190,070	190,070
Retail Banking - unsecured	13,782	13,782	13,782	13,782	13,782
Non-personal - property	31,617	31,617	31,617	31,617	31,617
Non-personal - non-property	139,630	139,630	139,630	139,630	139,630
	375,099	375,099	375,099	375,099	375,099
Stage 1 and Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	127	122	115	133	168
Retail Banking - unsecured	574	560	510	605	717
Non-personal - property	144	119	106	151	347
Non-personal - non-property	504	448	419	526	959
	1,349	1,249	1,150	1,415	2,191
Stage 1 and Stage 2 coverage					
Retail Banking - mortgages	0.07%	0.06%	0.06%	0.07%	0.09%
Retail Banking - unsecured	4.16%	4.06%	3.70%	4.39%	5.20%
Non-personal - property	0.46%	0.38%	0.34%	0.48%	1.10%
Non-personal - non-property	0.36%	0.32%	0.30%	0.38%	0.69%
	0.36%	0.33%	0.31%	0.38%	0.58%
Reconciliation to Stage 1 and Stage 2 ECL (£m)					
ECL on modelled exposures	1,349	1,249	1,150	1,415	2,191
ECL on non-modelled exposures	36	36	36	36	36
Total Stage 1 and Stage 2 ECL (£m)	1,385	1,285	1,186	1,451	2,227
Variance to actual total Stage 1 and Stage 2 ECL (£m)		(100)	(199)	66	842
Reconciliation to Stage 1 and Stage 2 flow exposures (£m)					
Modelled loans	375,099	375,099	375,099	375,099	375,099
Non-modelled loans	21,074	21,074	21,074	21,074	21,074
Other asset classes	161,548	161,548	161,548	161,548	161,548

(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2024 and therefore does not include variation in future undrawn exposure values.
(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2024 The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure was unchanged under each scenario as the loan population was static.
(4) Refer to the Economic loss drivers section for details of economic scenarios.
(5) Refer to the NatWest Group 2023 Annual Report and Accounts for 2023 comparatives.

Measurement uncertainty and ECL adequacy (audited)

— If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £0.8 billion (approximately 61%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
— In the Non-Personal portfolio, there was a significant increase in ECL under the extreme downside scenario. The Non-Personal property ECL increase was mainly due to commercial real estate prices which showed negative growth until 2026 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.
— Given the continued economic uncertainty, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.
— As the effects of these economic risks evolve into 2025, there is a risk of further credit deterioration. However, the income statement effect of this should be mitigated by the forward-looking provisions retained on the balance sheet at 31 December 2024.
— There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment, GDP and stock price index in which NatWest Group operates.

Credit risk continued

Movement in ECL provision[1]

The table below shows the main ECL provision movements during the year.

	ECL provision £m
At 1 January 2024	**3,645**
Transfers to disposal groups and reclassifications	(18)
Changes in economic forecasts	(58)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(117)
Changes in risk metrics and exposure: Stage 3	699
Judgemental changes:	
Changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(126)
Write-offs and other	(600)
At 31 December 2024	**3,425**
At 1 January 2023	3,434
2023 movements	211
At 31 December 2023	3,645

(1) The above table is not within the scope of the independent auditors' report.

— During the year, total ECL decreased. Stage 3 charges being mainly offset by debt sale activity on Personal Banking unsecured assets and write-off. Reductions in Stage 1 and Stage 2 ECL across NatWest Group were driven by economic uncertainty post model adjustments, stable underlying portfolio performance and modelling updates.

— In the Personal portfolios, performing book ECL reduced as a result of stable portfolio performance, reduced economic uncertainty post model adjustments and PD reductions, primarily relating to modelling updates. Furthermore, Stage 3 ECL was stable, supported by the 2024 debt sale activity on unsecured portfolios and steady Stage 3 default trends.

— In the Non-Personal portfolios there was a small reduction in total ECL. ECL increased from Stage 3 charges on a small number of customers were more than offset by stable portfolio performance, reductions in post model adjustments and write-offs.

— Judgemental ECL post model adjustments decreased from 31 December 2023. This reflected refinements to the assessment approach on the Retail Banking cost of living post model adjustment, after back-testing and Non-Personal portfolio changes with a number of customers either repaying or defaulting. Judgemental ECL post model adjustments represented 10% of total ECL (2023 – 13%). Refer to the ECL post model adjustments section for further details.

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group's banking activities. Refer to Accounting policy 2.3 and Note 14 to the consolidated financial statements for policies and critical judgements relating to impairment loss determination.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 9 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	31 December 2024			31 December 2023		
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	567.2			553.8		
In scope of IFRS 9 ECL framework	564.4			545.3		
% in scope	100%			98%		
Loans to customers - in scope - amortised cost	404.2	3.4	400.8	385.3	3.6	381.7
Loans to customers - in scope - FVOCI	-	-	-	0.1	-	0.1
Loans to banks - in scope - amortised cost	6.0	-	6.0	6.7	-	6.7
Total loans - in scope	410.2	3.4	406.8	392.1	3.6	388.5
Stage 1	363.8	0.6	363.2	348.6	0.7	347.9
Stage 2	40.5	0.8	39.7	37.9	0.9	37.0
Stage 3	5.9	2.0	3.9	5.6	2.0	3.6
Other financial assets - in scope - amortised cost	116.4	-	116.4	124.9	-	124.9
Other financial assets - in scope - FVOCI	37.8	-	37.8	28.3	-	28.3
Total other financial assets - in scope	154.2	-	154.2	153.2	-	153.2
Stage 1	153.4	-	153.4	152.0	-	152.0
Stage 2	0.8	-	0.8	1.2	-	1.2
Out of scope of IFRS 9 ECL framework	2.8	na	2.8	8.5	na	8.5
Loans to customers - out of scope - amortised cost	(0.5)	na	(0.5)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.1	na	0.1	0.3	na	0.3
Other financial assets - out of scope - amortised cost	3.2	na	3.2	8.3	na	8.3
Other financial assets - out of scope - FVOCI	-	na	-	0.3	na	0.3

na = not applicable

The assets outside the scope of IFRS 9 ECL framework were as follows:

- Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £3.3 billion (2023 – £8.6 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
- Equity shares of £0.2 billion (2023 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
- Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.5) billion (2023 – £(0.3) billion).

Contingent liabilities and commitments

Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £140.0 billion (2023 – £132.0 billion) comprised Stage 1 £129.8 billion (2023 – £120.6 billion); Stage 2 £9.4 billion (2023 – £10.7 billion); and Stage 3 £0.8 billion (2023 – £0.7 billion).

The ECL relating to off balance sheet exposures was £0.1 billion (2023 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.4 billion (2023 – £3.6 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m	Personal Retail Banking £m	Personal Private Banking £m	Personal Commercial & Institutional £m	Personal Central items & other £m	Non-personal Private Banking £m	Non-personal Commercial & Institutional £m	Non-personal Central items & other £m
Loans - amortised cost and FVOCI (1,2)												
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	–	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	–	492	15,297	49
Stage 3	3,268	322	2,340	–	5,930	3,268	251	52	–	71	2,288	–
Of which: individual	–	233	1,052	–	1,285	–	162	5	–	71	1,047	–
Of which: collective	3,268	89	1,288	–	4,645	3,268	89	47	–	–	1,241	–
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	–	3,992	144,347	35,361
ECL provisions (3)												
Stage 1	279	16	289	14	598	279	2	3	–	14	286	14
Stage 2	428	12	346	1	787	428	1	–	–	11	346	1
Stage 3	1,063	36	941	–	2,040	1,063	21	15	–	15	926	–
Of which: individual	–	36	415	–	451	–	21	7	–	15	408	–
Of which: collective	1,063	–	526	–	1,589	1,063	–	8	–	–	518	–
Total	1,770	64	1,576	15	3,425	1,770	24	18	–	40	1,558	15

For the notes to this table refer to page 201.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m	Personal Retail Banking £m	Personal Private Banking £m	Personal Commercial & Institutional £m	Personal Central items & other £m	Non-personal Private Banking £m	Non-personal Commercial & Institutional £m	Non-personal Central items & other £m
ECL provisions coverage (4)												
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	–	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	–	–	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	–	34.40	32.53	8.37	28.85	–	21.13	40.47	–
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	–	1.00	1.08	0.04
Impairment (releases)/losses												
ECL (release)/charge (5)	282	(11)	98	(10)	359	282	1	1	–	(12)	97	(10)
Stage 1	(208)	(11)	(205)	(14)	(438)	(208)	(2)	(1)	–	(9)	(204)	(14)
Stage 2	278	(1)	79	4	360	278	2	1	–	(3)	78	4
Stage 3	212	1	224	–	437	212	1	1	–	–	223	–
Of which: individual	*–*	*1*	*191*	*–*	*192*	*–*	*1*	*(1)*	*–*	*–*	*192*	*–*
Of which: collective	*212*	*–*	*33*	*–*	*245*	*212*	*–*	*2*	*–*	*–*	*31*	*–*
Total	282	(11)	98	(10)	359	282	1	1	–	(12)	97	(10)
Amounts written-off	430	1	223	–	654	430	1	2	–	–	221	–
Of which: individual	*–*	*1*	*143*	*–*	*144*	*–*	*1*	*–*	*–*	*–*	*143*	*–*
Of which: collective	*430*	*–*	*80*	*–*	*510*	*430*	*–*	*2*	*–*	*–*	*78*	*–*

For the notes to this table refer to page 201.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

						Of which:						
						Personal				Non-personal		
2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m
Loans - amortised cost and FVOCI (1,2)												
Stage 1	182,297	17,565	119,047	29,677	348,586	182,297	14,296	2,268	4	3,269	116,779	29,673
Stage 2	21,208	906	15,771	6	37,891	21,208	255	43	3	651	15,728	3
Stage 3	3,133	258	2,162	10	5,563	3,133	209	52	6	49	2,110	4
Of which: individual	*-*	*186*	*845*	*-*	*1,031*	*-*	*137*	*5*	*-*	*49*	*840*	*-*
Of which: collective	*3,133*	*72*	*1,317*	*10*	*4,532*	*3,133*	*72*	*47*	*6*	*-*	*1,270*	*4*
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040	206,638	14,760	2,363	13	3,969	134,617	29,680
Disposal group loans				67	67				8			59
Total				29,760	392,107				21			29,739
ECL provisions (3)												
Stage 1	306	20	356	27	709	306	3	2	5	17	354	22
Stage 2	502	20	447	7	976	502	2	-	2	18	447	5
Stage 3	1,097	34	819	10	1,960	1,097	20	16	9	14	803	1
Of which: individual	*-*	*34*	*298*	*-*	*332*	*-*	*20*	*5*	*-*	*14*	*293*	*-*
Of which: collective	*1,097*	*-*	*521*	*10*	*1,628*	*1,097*	*-*	*11*	*9*	*-*	*510*	*1*
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645	1,905	25	18	16	49	1,604	28
ECL provisions on disposal group loans				36	36				2			34
Total				80	3,681				18			62

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

						Of which:						
						Personal				Non-personal		
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Private Banking	Commercial & Institutional	Central items & other
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (4)												
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20	0.17	0.02	0.09	nm	0.52	0.30	0.07
Stage 2 (%)	2.37	2.21	2.83	nm	2.58	2.37	0.78	–	66.67	2.76	2.84	nm
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23	35.01	9.57	30.77	nm	28.57	38.06	25.00
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93	0.92	0.17	0.76	nm	1.23	1.19	0.09
ECL provisions coverage on disposal group loans				53.73	53.73				25.00			57.63
Total				0.27	0.94				85.71			0.21
Impairment (releases)/losses												
ECL (release)/charge (5)	465	14	94	5	578	465	(3)	5	15	17	89	(10)
Stage 1	(172)	(9)	(222)	6	(397)	(172)	(7)	(3)	4	(2)	(219)	2
Stage 2	440	15	182	8	645	440	4	–	7	11	182	1
Stage 3	197	8	134	(9)	330	197	–	8	4	8	126	(13)
Of which: individual	–	8	80	1	89	–	–	5	–	8	75	1
Of which: collective	197	–	54	(10)	241	197	–	3	4	–	51	(14)
Continuing operations	465	14	94	5	578	465	(3)	5	15	17	89	(10)
Discontinued operations				(6)	(6)				–			(6)
Total				(1)	572				15			(16)
Amounts written-off	188	2	122	7	319	188	2	1	2	–	121	5
Of which: individual	–	2	40	–	42	–	2	1	–	–	39	–
Of which: collective	188	–	82	7	277	188	–	–	2	–	82	5

(1) The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £91.8 billion (2023 – £103.1 billion) and debt securities of £62.4 billion (2023 – £50.1 billion).

(2) Includes loans to customers and banks.

(3) Includes £4 million (2023 – £9 million) related to assets classified as FVOCI and £0.1 billion (2023 – £0.1 billion) related to off-balance sheet exposures.

(4) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.

(5) Includes a £12 million release (2023 – £16 million releasee) related to other financial assets, of which £4 million release (2023 – £6 million charge) related to assets classified as FVOCI and includes a £5 million release (2023 – £9 million release) related to contingent liabilities.

Segmental loans and impairment metrics (audited)

– **Retail Banking** – Loans to customers increased during the year as a result of continued growth in mortgages, including the Metro Bank portfolio acquisition and credit card lending. Arrears balances increased during 2024, however, this was in line with expectations and wider-industry trends following periods of balance growth and normalisation since COVID-19. Arrears inflow rates remained stable. The reduction in good book ECL coverage in 2024 was primarily driven by unsecured PD modelling updates, alongside reductions in economic uncertainty post model adjustments and stable underlying portfolio performance. Post model adjustments to capture increased affordability pressures on customers due to high inflation and interest rates decreased during the year reflecting a revision of the assessment approach, supported by back-testing of default outcomes. Underpinned by good book ECL coverage dynamics, total ECL coverage decreased during the year and was further amplified by 2024 debt sale activity on unsecured portfolios. Flow rates into Stage 3 reduced during H1 2024 and remained consistent across H2 2024.

– **Commercial & Institutional** – Increased lending during 2024 was driven by corporate and non-bank financial institutions sectors, aligned to customer strategy. Sector appetite continues to be reviewed regularly. Portfolio performance remained stable with a small reduction in total ECL. Stage 1 and Stage 2 ECL and coverage decreased due to reductions in post model adjustments, net improvements in economic scenarios and weightings along with stable portfolio performance. Stage 3 ECL increased due to a small number of large counterparties, but the total number of individual defaults remained low.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

2024	Personal				Non-personal				
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	**209,846**	**6,930**	**9,749**	**226,525**	**111,734**	**70,321**	**1,645**	**183,700**	**410,225**
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	–	–	–	–	6,311	14,747	766	21,824	21,824
- RoW	–	–	–	–	8,014	12,162	317	20,493	20,493
Loans by stage	**209,846**	**6,930**	**9,749**	**226,525**	**111,734**	**70,321**	**1,645**	**183,700**	**410,225**
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	–	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	–	1,241	4,645
Loans - past due analysis (2)	**209,846**	**6,930**	**9,749**	**226,525**	**111,734**	**70,321**	**1,645**	**183,700**	**410,225**
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	–	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 91-180 days	408	41	96	545	139	49	–	188	733
- Past due >180 days	715	67	619	1,401	812	4	–	816	2,217
Loans - Stage 2	**21,061**	**1,953**	**1,622**	**24,636**	**14,464**	**1,241**	**133**	**15,838**	**40,474**
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	–	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	–	341	707
Weighted average life (4)									
- ECL measurement (years)	8	4	6	6	6	2	1	6	6
Weighted average 12 months PDs (4)									
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	**462**	**381**	**969**	**1,812**	**1,504**	**90**	**19**	**1,613**	**3,425**
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	–	–	–	–	109	9	–	118	118
- RoW	–	–	–	–	60	44	7	111	111

For the notes to this table refer to page 205.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

2024	Personal				Non-personal				Total
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	–	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	–	518	1,589
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40
ECL (release)/charge	8	115	161	284	55	19	1	75	359
- UK	8	115	161	284	43	1	–	44	328
- Other Europe	–	–	–	–	17	(7)	–	10	10
- RoW	–	–	–	–	(5)	25	1	21	21
Amounts written-off	18	102	313	433	221	–	–	221	654
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- <1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- 1-5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- > 5 < 15 year	45,454	–	1,006	46,460	20,623	4,270	298	25,191	71,651
- > 15 year	149,374	–	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (3)	–	–	–	–	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	–	–	–	–	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	–	–	–	–	5	359	–	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Financial guarantees	–	–	41	41	3,024	1,584	–	4,608	4,649
Off-balance sheet by asset quality (3)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	–	63	82	112
- AQ10	15	337	26	378	392	49	–	441	819

For the notes to this table refer to page 205.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

2023	Personal Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Non-personal Corporate and Other (2) £m	FI £m	Sovereign £m	Total £m	Total £m
Loans by geography	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- UK	*208,275*	*5,893*	*9,592*	*223,760*	*95,736*	*39,906*	*2,016*	*137,658*	*361,418*
- Other Europe	*-*	*11*	*3*	*14*	*6,368*	*8,144*	*399*	*14,911*	*14,925*
- RoW	*-*	*-*	*-*	*-*	*6,442*	*9,037*	*218*	*15,697*	*15,697*
Loans by stage	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- Stage 1	*188,140*	*3,742*	*6,983*	*198,865*	*91,006*	*56,105*	*2,610*	*149,721*	*348,586*
- Stage 2	*17,854*	*2,022*	*1,633*	*21,509*	*15,415*	*966*	*1*	*16,382*	*37,891*
- Stage 3	*2,281*	*140*	*979*	*3,400*	*2,125*	*16*	*22*	*2,163*	*5,563*
- Of which: individual	*122*	*-*	*20*	*142*	*865*	*2*	*22*	*889*	*1,031*
- Of which: collective	*2,159*	*140*	*959*	*3,258*	*1,260*	*14*	*-*	*1,274*	*4,532*
Loans - past due analysis (2)	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- Not past due	*205,405*	*5,743*	*8,578*	*219,726*	*104,316*	*56,735*	*2,633*	*163,684*	*383,410*
- Past due 1-30 days	*1,178*	*41*	*71*	*1,290*	*2,713*	*332*	*-*	*3,045*	*4,335*
- Past due 31-90 days	*518*	*38*	*112*	*668*	*616*	*12*	*-*	*628*	*1,296*
- Past due 91-180 days	*445*	*32*	*103*	*580*	*113*	*2*	*-*	*115*	*695*
- Past due >180 days	*729*	*50*	*731*	*1,510*	*788*	*6*	*-*	*794*	*2,304*
Loans - Stage 2	17,854	2,022	1,633	21,509	15,415	966	1	16,382	37,891
- Not past due	*16,803*	*1,971*	*1,529*	*20,303*	*14,358*	*932*	*1*	*15,291*	*35,594*
- Past due 1-30 days	*765*	*27*	*40*	*832*	*616*	*24*	*-*	*640*	*1,472*
- Past due 31-90 days	*286*	*24*	*64*	*374*	*441*	*10*	*-*	*451*	*825*
Weighted average life (4)									
- ECL measurement (years)	9	3	6	6	6	2	-	6	6
Weighted average 12 months PDs (4)									
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.55	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	1.16	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	1,599	66	16	1,681	3,645
- UK	*420*	*365*	*1,163*	*1,948*	*1,383*	*38*	*13*	*1,434*	*3,382*
- Other Europe	*-*	*11*	*5*	*16*	*159*	*13*	*-*	*172*	*188*
- RoW	*-*	*-*	*-*	*-*	*57*	*15*	*3*	*75*	*75*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

2023	Personal				Non-personal				Total
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	
	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	420	376	1,168	1,964	1,599	66	16	1,681	3,645
- Stage 1	88	76	152	316	336	44	13	393	709
- Stage 2	61	207	238	506	454	15	1	470	976
- Stage 3	271	93	778	1,142	809	7	2	818	1,960
- Of which: individual	12	–	14	26	302	2	2	306	332
- Of which: collective	259	93	764	1,116	507	5	–	512	1,628
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.47	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	2.95	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	38.07	43.75	9.09	37.82	35.23
ECL (release)/charge	35	193	254	482	92	6	(2)	96	578
- UK	35	184	249	468	103	(4)	(2)	97	565
- Other Europe	–	9	5	14	39	12	–	51	65
- RoW	–	–	–	–	(50)	(2)	–	(52)	(52)
Amounts written-off	32	70	91	193	125	1	–	126	319
Loans by residual maturity	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	31,008	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	49,789	11,616	1,872	63,277	80,722
- > 5 < 15 year	46,453	–	993	47,446	19,868	1,939	199	22,006	69,452
- > 15 year	148,939	–	2	148,941	7,881	35	73	7,989	156,930
Other financial assets by asset quality (3)	–	–	–	–	2,690	26,816	123,683	153,189	153,189
- AQ1-AQ4	–	–	–	–	2,690	26,084	123,683	152,457	152,457
- AQ5-AQ8	–	–	–	–	–	732	–	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	73,921	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	70,942	20,765	227	91,934	127,478
- Financial guarantees	–	–	45	45	2,979	1,456	–	4,435	4,480
Off-balance sheet by asset quality (3)	9,843	17,284	8,462	35,589	73,921	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	47,296	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	26,296	1,574	45	27,915	46,316
- AQ9	7	6	4	17	15	–	–	15	32
- AQ10	16	312	25	353	314	3	17	334	687

(1) Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.

(2) Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

(3) AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating		Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA		AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-		AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A		AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-		AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB		AQ10	100%	D

£0.3 billion (2023 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(4) Not within the scope of the independent auditors' report.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	**198,318**	**24,636**	**3,571**	**226,525**	**41,847**	**41**	**284**	**429**	**1,099**	**1,812**
Mortgages	186,250	21,061	2,535	209,846	13,806	-	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	-	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-personal	**165,503**	**15,838**	**2,359**	**183,700**	**93,520**	**4,608**	**314**	**358**	**941**	**1,613**
Financial institutions (1)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereigns	1,491	133	21	1,645	239	-	12	2	5	19
Corporate and other (2)	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:										
Commercial real estate	*16,191*	*1,517*	*433*	*18,141*	*6,661*	*143*	*70*	*30*	*146*	*246*
Consumer industries	*13,312*	*3,015*	*444*	*16,771*	*10,706*	*595*	*45*	*90*	*188*	*323*
Mobility and logistics	*13,363*	*2,384*	*148*	*15,895*	*9,367*	*595*	*26*	*35*	*67*	*128*
Total	**363,821**	**40,474**	**5,930**	**410,225**	**135,367**	**4,649**	**598**	**787**	**2,040**	**3,425**

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages	188,140	17,854	2,281	208,275	9,843	-	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	-	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Non-personal	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Financial institutions (1)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereigns	2,610	1	22	2,633	227	-	13	1	2	16
Corporate and other (2)	91,006	15,415	2,125	108,546	70,942	2,979	336	454	809	1,599
Of which:										
Commercial real estate	*14,998*	*2,040*	*374*	*17,412*	*7,155*	*106*	*86*	*58*	*112*	*256*
Consumer industries	*12,586*	*4,050*	*541*	*17,177*	*10,209*	*649*	*61*	*119*	*222*	*402*
Mobility and logistics	*13,186*	*2,074*	*143*	*15,403*	*8,728*	*496*	*33*	*39*	*48*	*120*
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645

(1) Includes transactions, such as securitisations, where the underlying assets may be in other sectors.
(2) Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

Credit risk – Banking activities continued

Non-personal forbearance (audited)

The table below shows Non-personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

2024	Corporate and Other £m	Financial institution £m	Sovereign £m	Total £m
Forbearance (flow)	3,359	119	18	3,496
Forbearance (stock)	4,556	106	18	4,680
Heightened Monitoring and Risk of Credit Loss	5,931	150	1	6,082

2023				
Forbearance (flow)	3,484	56	22	3,562
Forbearance (stock)	4,823	70	22	4,915
Heightened Monitoring and Risk of Credit Loss	5,208	276	-	5,484

Sector analysis – portfolio summary (audited)

- **Loans by geography and sector** – In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK.
- **Loans by stage** – The increase in Stage 1 reflected the growth in Non-Personal lending, alongside continued growth in Personal unsecured portfolios. There was an increase in Stage 2 balances in 2024, driven by mortgages, but noting that there was a significant proportion of mortgage cases in Stage 2, due to PD persistence only. The modest increase in Stage 3 balance was mainly due to a small number of large corporate customers, with Personal lending increases largely mitigated by debt sale activity on unsecured assets.
- **Loans – Past due analysis** – Within the Personal portfolio, arrears balances increased during 2024, however, this was in line with expectations following periods of balance growth and normalisation since COVID-19. Arrears inflow rates remained stable. In Non-Personal, past due composition was stable.
- **Weighted average 12 months PDs** – Both IFRS 9 and Basel PDs remained broadly stable during the year. In the Personal portfolios, there was a notable reduction in unsecured IFRS 9 PDs due to modelling updates. In Non-Personal, some reductions were observed in IFRS 9 PDs in the corporate portfolios due to economic and portfolio improvements. PDs in sovereigns increased significantly due to new lending but all new lending is fully backed by government guarantees.
- **ECL provisions by stage and ECL provisions coverage** – Overall provisions coverage reduced since 31 December 2023. In the performing book, this was mainly a result of stable portfolio performance, reduced economic uncertainty post model adjustments and PD reductions across a number of portfolios, primarily relating to modelling updates in Personal. Furthermore, Stage 3 and total book coverage reduced, supported by the 2024 debt sale activity on Personal unsecured portfolios.
- **ECL charge –** The full year impairment charge for 2024 of £359 million primarily reflected stable default performance, alongside reduced PD levels and impairment releases driven by the reduction in economic uncertainty post model adjustments.
- **Loans by residual maturity –** The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal, most loans mature in less than five years.
- **Other financial assets by asset quality** – Consisting almost entirely of balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
- **Off-balance sheet exposures by asset quality** – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. In Non-Personal, off-balance sheet exposures increased moderately driven by loan commitments. Asset quality was mainly in the AQ1-AQ8 bandings.
- **Non-Personal problem debt –** There was an increase in exposures during 2024 driven by corporate sectors, although volumes were flat. The framework is closely monitored, and there were no material thematic concerns.
- **Non-Personal forbearance –** Forbearance was lower at the end of 2024, compared to 2023, reflecting stable portfolio performance.

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross exposure	ECL	Maximum credit risk Total	Maximum credit risk Stage 3	CREM by type Financial (1)	CREM by type Property	CREM by type Other (2)	CREM coverage Total	CREM coverage Stage 3	Exposure post CREM Total	Exposure post CREM Stage 3
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets											
Cash and balances at central banks	**91.8**	**-**	**91.8**	**-**	**-**	**-**	**-**	**-**	**-**	**91.8**	**-**
Loans - amortised cost (3)	**410.2**	**3.3**	**406.9**	**3.9**	**46.3**	**253.0**	**25.5**	**324.8**	**3.4**	**82.1**	**0.5**
Personal (4)	**226.5**	**1.8**	**224.7**	**2.5**	**0.8**	**209.1**	**-**	**209.9**	**2.2**	**14.8**	**0.3**
Non-personal (5)	**183.7**	**1.5**	**182.2**	**1.4**	**45.5**	**43.9**	**25.5**	**114.9**	**1.2**	**67.3**	**0.2**
Debt securities	**62.5**	**-**	**62.5**	**-**	**0.1**	**-**	**-**	**0.1**	**-**	**62.4**	**-**
Total financial assets	**564.5**	**3.3**	**561.2**	**3.9**	**46.4**	**253.0**	**25.5**	**324.9**	**3.4**	**236.3**	**0.5**
Contingent liabilities and commitments											
Personal (6,7)	**41.9**	**-**	**41.9**	**0.4**	**1.1**	**3.7**	**-**	**4.8**	**-**	**37.1**	**0.4**
Non-personal	**98.1**	**0.1**	**98.0**	**0.4**	**3.1**	**8.2**	**5.1**	**16.4**	**0.1**	**81.6**	**0.3**
Total off-balance sheet	**140.0**	**0.1**	**139.9**	**0.8**	**4.2**	**11.9**	**5.1**	**21.2**	**0.1**	**118.7**	**0.7**
Total exposure	**704.5**	**3.4**	**701.1**	**4.7**	**50.6**	**264.9**	**30.6**	**346.1**	**3.5**	**355.0**	**1.2**
2023											
Financial assets											
Cash and balances at central banks	103.1	-	103.1	-	-	-	-	-	-	103.1	-
Loans - amortised cost (3)	392.0	3.5	388.5	3.5	37.4	248.2	21.8	307.4	3.1	81.1	0.4
Personal (4)	223.7	1.9	221.8	2.2	0.9	207.5	-	208.4	2.0	13.4	0.2
Non-personal (5)	168.3	1.6	166.7	1.3	36.5	40.7	21.8	99.0	1.1	67.7	0.2
Debt securities	50.1	-	50.1	-	-	-	-	-	-	50.1	-
Total financial assets	545.2	3.5	541.7	3.5	37.4	248.2	21.8	307.4	3.1	234.3	0.4
Contingent liabilities and commitments											
Personal (6,7)	35.6	-	35.6	0.3	1.0	4.0	-	5.0	-	30.6	0.3
Non-personal	96.4	0.1	96.3	0.4	2.6	7.1	4.1	13.8	0.1	82.5	0.3
Total off-balance sheet	132.0	0.1	131.9	0.7	3.6	11.1	4.1	18.8	0.1	113.1	0.6
Total exposure	677.2	3.6	673.6	4.2	41.0	259.3	25.9	326.2	3.2	347.4	1.0

(1) Includes cash and securities collateral.

(2) Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. Any additional credit risk mitigation from a synthetic securitization is not included in the table above.

(3) NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.

(4) Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.

(5) Stage 3 exposures post credit risk enhancement and mitigation in Non-personal mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.

(6) £0.3 billion (2023 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.

(7) The Personal gross exposure value includes £10.1 billion (2023 – £5.9 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower's property.

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Personal lending					
Mortgages	**194,865**	**12,826**	**2,161**	**–**	**209,852**
Of which:					
Owner occupied	**176,137**	**11,348**	**1,457**	**–**	**188,942**
Buy-to-let	**18,728**	**1,478**	**704**	**–**	**20,910**
Interest only	**22,186**	**11,276**	**437**	**–**	**33,899**
Mixed (1)	**10,384**	**40**	**8**	**–**	**10,432**
ECL provisions (2)	**440**	**12**	**10**	**–**	**462**
Other personal lending (3)	**15,045**	**1,301**	**242**	**–**	**16,588**
ECL provisions (2)	**1,330**	**12**	**3**	**–**	**1,345**
Total personal lending	**209,910**	**14,127**	**2,403**	**–**	**226,440**
Mortgage LTV ratios					
- Owner occupied	**56%**	**59%**	**56%**	**–**	**56%**
- *Stage 1*	*56%*	*59%*	*55%*	*–*	*56%*
- *Stage 2*	*55%*	*61%*	*56%*	*–*	*55%*
- *Stage 3*	*50%*	*64%*	*74%*	*–*	*51%*
- Buy-to-let	**53%**	**60%**	**52%**	**–**	**53%**
- *Stage 1*	*54%*	*60%*	*51%*	*–*	*54%*
- *Stage 2*	*52%*	*57%*	*55%*	*–*	*52%*
- *Stage 3*	*52%*	*56%*	*59%*	*–*	*53%*
Gross new mortgage lending	**26,440**	**1,395**	**257**	**–**	**28,092**
Of which:					
Owner occupied	**25,300**	**1,266**	**183**	**–**	**26,749**
- LTV > 90%	**888**	**–**	**–**	**–**	**888**
Weighted average LTV (4)	**70%**	**63%**	**71%**	**–**	**70%**
Buy-to-let	**1,140**	**129**	**74**	**–**	**1,343**
Weighted average LTV (4)	**61%**	**62%**	**56%**	**–**	**61%**
Interest only	**1,575**	**1,238**	**42**	**–**	**2,855**
Mixed (1)	**1,150**	**–**	**1**	**–**	**1,151**
Mortgage forbearance					
Forbearance flow (5)	**473**	**8**	**6**	**–**	**487**
Forbearance stock	**1,680**	**20**	**15**	**–**	**1,715**
Current	*1,214*	*9*	*10*	*–*	*1,233*
1-3 months in arrears	*146*	*9*	*–*	*–*	*155*
>3 months in arrears	*320*	*2*	*5*	*–*	*327*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Personal portfolio (audited)

	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
			2023		
Personal lending					
Mortgages	192,915	13,222	2,200	–	208,337
Of which:					
Owner occupied	174,167	11,629	1,464	–	187,260
Buy-to-let	18,748	1,593	736	–	21,077
Interest only	25,805	11,631	461	–	37,897
Mixed (1)	10,068	25	10	–	10,103
ECL provisions (2)	397	12	6	–	415
Other personal lending (3)	13,758	1,395	222	13	15,388
ECL provisions (2)	1,508	12	2	16	1,538
Total personal lending	206,673	14,617	2,422	13	223,725
Mortgage LTV ratios					
- Owner occupied	55%	59%	56%	–	55%
- Stage 1	*55%*	*59%*	*54%*	*–*	*55%*
- Stage 2	*54%*	*63%*	*54%*	*–*	*54%*
- Stage 3	*48%*	*61%*	*72%*	*–*	*49%*
- Buy-to-let	52%	59%	52%	–	53%
- Stage 1	*52%*	*60%*	*52%*	*–*	*53%*
- Stage 2	*50%*	*57%*	*49%*	*–*	*50%*
- Stage 3	*50%*	*53%*	*58%*	*–*	*51%*
Gross new mortgage lending	29,664	1,400	180	–	31,244
Of which:					
Owner occupied	27,718	1,267	136	–	29,121
- LTV > 90%	1,173	–	–	–	1,173
Weighted average LTV (4)	70%	63%	69%	–	70%
Buy-to-let	1,946	133	44	–	2,123
Weighted average LTV (4)	58%	65%	52%	–	58%
Interest only	2,680	1,224	23	–	3,927
Mixed (1)	1,568	2	–	–	1,570
Mortgage forbearance					
Forbearance flow (5)	569	22	9	–	600
Forbearance stock	1,416	28	15	–	1,459
Current	*950*	*10*	*6*	*–*	*966*
1-3 months in arrears	*116*	*2*	*2*	*–*	*120*
>3 months in arrears	*350*	*16*	*7*	*–*	*373*

(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.

(2) Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.

(3) Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.

(4) New mortgage lending LTV reflects the LTV at the time of lending.

(5) Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	64,040	8,344	1,159	73,543	21	16	153	190	–	0.2	13.2	0.3
>50% and ≤70%	61,739	7,741	855	70,335	29	23	104	156	–	0.3	12.2	0.2
>70% and ≤80%	25,022	2,361	173	27,556	13	9	22	44	0.1	0.4	12.7	0.2
>80% and ≤90%	16,718	1,769	85	18,572	9	9	13	31	0.1	0.5	15.3	0.2
>90% and ≤100%	4,076	512	26	4,614	2	3	5	10	–	0.6	19.2	0.2
>100%	14	4	13	31	–	–	6	6	–	–	46.2	19.4
Total with LTVs	171,609	20,731	2,311	194,651	74	60	303	437	–	0.3	13.1	0.2
Other	212	1	1	214	2	–	1	3	0.9	–	100.0	1.4
Total	171,821	20,732	2,312	194,865	76	60	304	440	–	0.3	13.1	0.2
2023												
≤50%	68,092	7,447	1,145	76,684	27	18	134	179	–	0.2	11.7	0.2
>50% and ≤70%	65,777	7,011	767	73,555	35	26	85	146	0.1	0.4	11.1	0.2
>70% and ≤80%	22,537	1,633	113	24,283	13	7	15	35	0.1	0.4	13.3	0.1
>80% and ≤90%	13,583	1,143	47	14,773	9	6	7	22	0.1	0.5	14.9	0.1
>90% and ≤100%	3,008	370	14	3,392	2	3	3	8	0.1	0.8	21.4	0.2
>100%	22	6	11	39	–	–	5	5	–	–	45.5	12.8
Total with LTVs	173,019	17,610	2,097	192,726	86	60	249	395	0.1	0.3	11.9	0.2
Other	186	1	2	189	1	–	1	2	0.5	–	50.0	1.1
Total	173,205	17,611	2,099	192,915	87	60	250	397	0.1	0.3	11.9	0.2

- Mortgage balances increased during 2024 as a result of the Metro Bank mortgage portfolio acquisition. Unsecured lending grew overall, driven by growth in credit cards, prime quality whole of market lending and balance transfer segments.
- The proportion of overall interest-only mortgage balances decreased in 2024. Higher levels of interest-only at the 2023 year end were driven by the implementation of the Mortgage Charter. However, applications for Mortgage Charter support decreased during 2024 and customers have rolled-off from interest-only periods.
- Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
- Consistent with lower mortgage inflows to collections in 2024, the flow of forbearance reduced compared to the prior year.

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

	≤50%	50%≤80%	80%≤100%	>100%	Total	Weighted average LTV	Other	Total	Total	Flood risk (1,2)		
										% of regional lending at high	% of regional lending at very high	Lending at high/ very high risk (3)
2024	£m	£m	£m	£m	£m	%	£m	£m	%	risk (>60)	risk (>80)	%
South East	13,622	19,007	4,506	1	37,136	56	3	37,139	19	3.6	1.2	4.8
Greater London	13,951	18,537	3,391	2	35,881	55	3	35,884	18	4.8	0.9	5.7
East of England	7,776	11,730	3,211	2	22,719	58	1	22,720	12	2.9	1.4	4.3
North West	7,507	8,305	1,878	2	17,692	54	1	17,693	9	2.9	1.9	4.8
South West	6,577	8,455	2,055	1	17,088	56	1	17,089	9	2.6	1.0	3.6
West Midlands	5,379	6,970	1,683	1	14,033	56	1	14,034	7	1.8	0.6	2.4
Scotland	4,860	5,766	1,591	1	12,218	55	1	12,219	6	2.4	1.2	3.6
Rest of the UK	13,871	19,121	4,871	21	37,884	57	203	38,087	20	2.4	2.5	4.9
Total	73,543	97,891	23,186	31	194,651	56	214	194,865	100	3.1	1.4	4.5
2023												
South East	14,645	18,510	3,107	1	36,263	54	2	36,265	19	3.8	1.2	5.0
Greater London	14,689	18,044	2,366	1	35,100	53	3	35,103	18	5.2	0.9	6.1
East of England	8,576	11,810	2,208	-	22,594	55	2	22,596	12	3.1	1.4	4.5
North West	7,314	8,629	1,881	2	17,826	54	2	17,828	9	3.0	1.9	4.9
South West	7,308	8,296	1,379	1	16,984	53	1	16,985	9	2.7	1.0	3.7
West Midlands	5,391	7,072	1,404	1	13,868	55	1	13,869	7	1.9	0.6	2.5
Scotland	5,051	5,938	1,445	1	12,435	54	2	12,437	6	2.9	1.4	4.2
Rest of the UK	13,711	19,540	4,374	32	37,657	56	175	37,832	20	2.7	1.8	4.5
Total	76,685	97,839	18,164	39	192,727	54	188	192,915	100	3.4	1.3	4.7

(1) Not within the scope of the independent auditors' report.

(2) As at 31 December 2024, £12.6 billion, 98.0%, of the private banking mortgage portfolio had flood risk data available (2023 – £13.0 billion, 98.1%). Of which, 5.4% were rated as high flood risk and 1.0% as very high flood risk (2023 – 5.74% high flood risk and 1.1% very high flood risk). 63% of the exposure is in the Greater London region.

(3) Flood risk is modelled by calculating an estimated loss for each flood source different types of flooding (fluvial, pluvial, tidal), annualised for each source and combined for a total flood score. Flood defences were considered where available. Flood scores were allocated per property based on the potential annualised loss (£) to a property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranged from 0 to 100, with 0 being lowest and 100 being the highest risk. A score of 61 and above was considered to be high risk and properties with a score of 81 and above were considered to be very high risk after flood mitigants were taken-into-account.

Credit risk – Banking activities continued

Personal portfolio (audited)

Retail Banking fixed rate mortgages by roll-off date (1)

The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.

	2024				2023			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail Banking mortgages - gross exposure (2)	£m	£m	£m	£m	£m	£m	£m	£m
Fixed rate roll-off								
<=1 year	34,989	4,309	336	39,634	30,867	3,670	295	34,832
>1<= 2 years	44,146	5,080	418	49,644	39,013	3,513	290	42,816
>2 years	78,629	8,667	693	87,989	87,402	7,461	590	95,453
Total	157,764	18,056	1,447	177,267	157,282	14,644	1,175	173,101

(1) Not within the scope of the independent auditors' report.
(2) Excluding the Metro Bank portfolio acquired during 2024.

Retail Banking mortgages by Energy Performance Certificate (EPC) rating (1)

The table below shows the energy efficiency of Retail Banking residential mortgages.

	2024			2023		
	Owner occupied	Buy-to-let	Total	Owner occupied	Buy-to-let	Total
EPC rating	£m	£m	£m	£m	£m	£m
A	788	18	806	547	13	560
B	21,923	1,480	23,403	21,566	1,458	23,024
C	31,353	5,876	37,229	29,764	5,712	35,476
D	45,455	5,748	51,203	46,924	6,056	52,980
E	14,455	1,369	15,824	16,027	1,557	17,584
F	3,026	55	3,081	3,360	62	3,422
G	695	13	708	736	16	752
Unclassified	58,442	4,169	62,611	55,243	3,874	59,117
Total	176,137	18,728	194,865	174,167	18,748	192,915

(1) Not within the scope of the independent auditors' report.
(2) As at 31 December 2024, £139.1 billion, 66.3%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2023 – £140.8 billion, 67.6%). Of which, 46.3% were rated as EPC A to C (2023 – 44.1%).

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,334	380	48	7,762	28	6	7	41	0.4	1.6	14.6	0.5
>50% and ≤70%	4,413	367	87	4,867	22	10	17	49	0.5	2.7	19.5	1.0
>70% and ≤100%	312	83	79	474	2	4	21	27	0.6	4.8	26.6	5.7
>100%	139	8	119	266	1	-	56	57	0.7	-	47.1	21.4
Total with LTVs	12,198	838	333	13,369	53	20	101	174	0.4	2.4	30.3	1.3
Total portfolio average LTV	46%	51%	102%	48%								
Other Investment (1)	2,132	348	41	2,521	6	6	15	27	0.3	1.7	36.6	1.1
Investment	14,330	1,186	374	15,890	59	26	116	201	0.4	2.2	31.0	1.3
Development and other (2)	1,861	331	59	2,251	11	4	30	45	0.6	1.2	50.8	2.0
Total	16,191	1,517	433	18,141	70	30	146	246	0.4	2.0	33.7	1.4
2023												
≤50%	7,173	664	61	7,898	38	15	9	62	0.5	2.3	14.8	0.8
>50% and ≤70%	3,165	619	94	3,878	22	21	18	61	0.7	3.4	19.1	1.6
>70% and ≤100%	319	112	84	515	3	6	21	30	0.9	5.4	25.0	5.8
>100%	241	6	26	273	1	1	16	18	0.4	16.7	61.5	6.6
Total with LTVs	10,898	1,401	265	12,564	64	43	64	171	0.6	3.1	24.2	1.4
Total portfolio average LTV	47%	51%	72%	48%								
Other Investment (1)	2,189	390	45	2,624	10	7	19	36	0.5	1.8	42.2	1.4
Investment	13,087	1,791	310	15,188	74	50	83	207	0.6	2.8	26.8	1.4
Development and other (2)	1,911	249	64	2,224	12	8	29	49	0.6	3.2	45.3	2.2
Total	14,998	2,040	374	17,412	86	58	112	256	0.6	2.8	29.9	1.5

(1) Relates mainly to business banking and unsecured corporate lending.
(2) Relates to the development of commercial and residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

- The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group. Lending appetite is subject to regular review.
- While the real estate investment market was subdued through much of 2024, the portfolio remained resilient and there was moderate growth.
- Credit quality remained stable with very limited instances of specific cases deteriorating. Challenges persist in parts of the office sub-sector, but NatWest Group remains comfortable with exposures held in this sub-sector, representing approximately 16% of the overall CRE book.

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

- Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
- Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
- Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
- Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
- Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
- There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
- The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
- All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

NatWest Group total	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Currency translation and other adjustments	(1,354)	–	(40)	(1)	158	204	(1,236)	203
Transfers from Stage 1 to Stage 2	(40,745)	(231)	40,745	231	–	–	–	–
Transfers from Stage 2 to Stage 1	27,808	552	(27,808)	(552)	–	–	–	–
Transfers to Stage 3	(247)	(5)	(3,489)	(269)	3,736	274	–	–
Transfers from Stage 3	296	19	761	37	(1,057)	(56)	–	–
Net re-measurement of ECL on stage transfer		(390)		657		344		611
Changes in risk parameters		(206)		(114)		302		(18)
Other changes in net exposure	25,749	155	(8,288)	(174)	(1,891)	(176)	15,570	(195)
Other (P&L only items)		3		(9)		(33)		(39)
Income statement (releases)/charges		(438)		360		437		359
Transfers to disposal groups and fair value	(296)	(5)	(9)	(3)	(13)	(10)	(318)	(18)
Amounts written-off	–	–	(1)	(1)	(653)	(653)	(654)	(654)
Unwinding of discount		–		–		(149)		(149)
At 31 December 2024	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Net carrying amount	514,958		41,378		3,861		560,197	
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
2023 movements	(3,194)	77	(8,188)	(67)	390	201	(10,992)	211
At 31 December 2023	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Net carrying amount	503,636		39,318		3,661		546,615	

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - mortgages	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
Currency translation and other adjustments	-	(1)	-	1	109	110	109	110
Transfers from Stage 1 to Stage 2	(19,074)	(20)	19,074	20	-	-	-	-
Transfers from Stage 2 to Stage 1	12,454	24	(12,454)	(24)	-	-	-	-
Transfers to Stage 3	(52)	-	(1,079)	(8)	1,131	8	-	-
Transfers from Stage 3	48	1	392	7	(440)	(8)	-	-
Net re-measurement of ECL on stage transfer		(13)		26		6		19
Changes in risk parameters		3		(15)		96		84
Other changes in net exposure	3,919	(5)	(2,768)	(7)	(550)	(75)	601	(87)
Other (P&L only items)		-		(1)		(10)		(11)
Income statement (releases)/charges		(15)		3		17		5
Amounts written-off	-	-	-	-	(15)	(15)	(15)	(15)
Unwinding of discount		-		-		(67)		(67)
At 31 December 2024	171,333	76	20,992	60	2,303	305	194,628	441
Net carrying amount	171,257		20,932		1,998		194,187	
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
2023 movements	8,774	8	(1,004)	(1)	306	35	8,076	42
At 31 December 2023	174,038	87	17,827	60	2,068	250	193,933	397
Net carrying amount	173,951		17,767		1,818		193,536	

- ECL coverage for mortgages remained stable overall during 2024, with growth in Stage 3 ECL partly offset by a reduction in good book ECL, primarily driven by the reduction in economic uncertainty post model adjustment levels. PDs remained broadly flat with the effect of the modest increase in arrears levels being offset by the impact of improved economics since 2023 and stable portfolio performance overall.
- The decrease in Stage 1 ECL was also driven by the cost of living post model adjustment reduction. Refer to the Governance and post model adjustments section for further details.
- The Stage 3 inflows remained broadly stable, albeit with signs of an upward drift in default rates, reflecting slightly poorer arrears performance on mortgages recently rolled-off onto higher product rates. The increase in Stage 3 ECL primarily reflected increases in ECL for post-default interest.
- There were net flows into Stage 2 from Stage 1 in line with a modest upward trend in arrears.
- The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.
- Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - credit cards	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
Currency translation and other adjustments	-	(1)	-	1	4	3	4	3
Transfers from Stage 1 to Stage 2	(1,895)	(42)	1,895	42	-	-	-	-
Transfers from Stage 2 to Stage 1	1,300	94	(1,300)	(94)	-	-	-	-
Transfers to Stage 3	(24)	(1)	(158)	(58)	182	59	-	-
Transfers from Stage 3	3	1	9	3	(12)	(4)	-	-
Net re-measurement of ECL on stage transfer		(58)		167		46		155
Changes in risk parameters		(3)		(13)		37		21
Other changes in net exposure	1,664	16	(458)	(66)	(56)	(2)	1,150	(52)
Other (P&L only items)		-		-		(9)		(9)
Income statement (releases)/charges		(45)		88		72		115
Amounts written-off	-	-	-	-	(102)	(102)	(102)	(102)
Unwinding of discount		-		-		(9)		(9)
At 31 December 2024	4,523	76	2,034	186	162	117	6,719	379
Net carrying amount	4,447		1,848		45		6,340	
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
2023 movements	413	9	948	84	33	18	1,394	111
At 31 December 2023	3,475	70	2,046	204	146	89	5,667	363
Net carrying amount	3,405		1,842		57		5,304	

- Overall ECL for cards remained broadly in line with 2023, with portfolio growth mitigated by stable portfolio performance, lower PD levels and a reduction in economic uncertainty post model adjustment levels.
- Credit card balances continued to grow during the year, in line with industry trends in the UK, reflecting strong customer demand, while sustaining robust risk appetite.
- While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed, with the typical maturation of lending after a period of strong growth in recent years. The staging ECL uplift was offset by modelling updates in PDs and LGDs.
- Flow rates into Stage 3 showed modest improvement in 2024 in comparison to 2023, in line with broader portfolio performance.
- Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - other personal unsecured	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
Currency translation and other adjustments	-	1	1	-	20	21	21	22
Transfers from Stage 1 to Stage 2	(2,156)	(103)	2,156	103	-	-	-	-
Transfers from Stage 2 to Stage 1	1,672	229	(1,672)	(229)	-	-	-	-
Transfers to Stage 3	(69)	(3)	(304)	(126)	373	129	-	-
Transfers from Stage 3	9	3	23	9	(32)	(12)	-	-
Net re-measurement of ECL on stage transfer		(161)		269		29		137
Changes in risk parameters		(69)		(40)		107		(2)
Other changes in net exposure	909	81	(395)	(41)	(179)	(45)	335	(5)
Other (P&L only items)		1		(1)		32		32
Income statement (releases)/charges		(148)		187		123		162
Amounts written-off	-	-	(1)	(1)	(312)	(312)	(313)	(313)
Unwinding of discount		-		-		(34)		(34)
At 31 December 2024	5,605	127	1,465	182	833	641	7,903	950
Net carrying amount	5,478		1,283		192		6,953	
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
2023 movements	456	38	(371)	(31)	184	127	269	134
At 31 December 2023	5,240	149	1,657	238	963	758	7,860	1,145
Net carrying amount	5,091		1,419		205		6,715	

- Total ECL decreased, mainly in Stage 3, due to the reduction of balances from debt sale activity on Personal unsecured portfolios.
- Stable portfolio performance was observed during the year. PD modelling updates coupled with LGD modelling updates were reflected in the performing book ECL, with coverage levels showing a modest reduction since the prior period.
- Flow rates into Stage 3 reduced for the year, in line with broader portfolio performance.
- Unsecured retail performing balances grew steadily in 2024, largely in line with industry trends.
- Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Credit risk – Banking activities continued

Flow statements (audited)

Commercial & Institutional total	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2024	176,302	356	17,029	447	2,161	819	195,492	1,622
Currency translation and other adjustments	(826)	–	(41)	(1)	22	65	(845)	64
Transfers from Stage 1 to Stage 2	(16,117)	(62)	16,117	62	–	–	–	–
Transfers from Stage 2 to Stage 1	11,022	190	(11,022)	(190)	–	–	–	–
Transfers to Stage 3	(90)	(1)	(1,745)	(76)	1,835	77	–	–
Transfers from Stage 3	194	14	315	17	(509)	(31)	–	–
Net re-measurement of ECL on stage transfer		(148)		184		263		299
Changes in risk parameters		(118)		(39)		61		(96)
Other changes in net exposure	13,282	58	(4,484)	(58)	(1,011)	(53)	7,787	(53)
Other (P&L only items)		3		(8)		(47)		(52)
Income statement (releases)/charges		(205)		79		224		98
Amounts written-off	–	–	–	–	(223)	(223)	(223)	(223)
Unwinding of discount		–		–		(37)		(37)
At 31 December 2024	183,767	289	16,169	346	2,275	941	202,211	1,576
Net carrying amount	183,478		15,823		1,334		200,635	
At 1 January 2023	160,352	342	24,711	534	2,198	747	187,261	1,623
2023 movements	15,950	14	(7,682)	(87)	(37)	72	8,231	(1)
At 31 December 2023	176,302	356	17,029	447	2,161	819	195,492	1,622
Net carrying amount	175,946		16,582		1,342		193,870	

- The growth in exposures was mainly driven by non-bank financial institutions.
- Stage 1 and Stage 2 ECL reduced, reflecting a combination of stable portfolio performance, reductions in post model adjustments and net improvements in economic scenarios.
- Stage 3 ECL increased due to a small number of large counterparties, but in total, the number of individual defaults remained low. Flows into Stage 3 were consistent with 2023 and considerably below historical trends.
- Write-offs levels continue to remain below historical trends.
- Overall, impairment charges were low, with Stage 3 individual charges offset by performing book releases.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
Currency translation and other adjustments	(127)	–	(34)	(1)	22	53	(139)	52
Inter-group transfers	98	1	38	3	3	–	139	4
Transfers from Stage 1 to Stage 2	(10,835)	(47)	10,835	47	–	–	–	–
Transfers from Stage 2 to Stage 1	7,725	144	(7,725)	(144)	–	–	–	–
Transfers to Stage 3	(77)	(1)	(1,358)	(55)	1,435	56	–	–
Transfers from Stage 3	154	11	262	12	(416)	(23)	–	–
Net re-measurement of ECL on stage transfer		(112)		138		186		212
Changes in risk parameters		(74)		(29)		51		(52)
Other changes in net exposure	4,235	27	(2,843)	(42)	(737)	(41)	655	(56)
Other (P&L only items)		3		(7)		(43)		(47)
Income statement (releases)/charges		(156)		60		153		57
Amounts written-off	–	–	–	–	(199)	(199)	(199)	(199)
Unwinding of discount		–		–		(26)		(26)
At 31 December 2024	62,575	175	11,450	273	1,562	659	75,587	1,107
Net carrying amount	62,400		11,177		903		74,480	

- There was modest exposure growth, with increased new lending largely offset by repayments.
- Stage 1 and Stage 2 ECL reduced, reflecting a combination of stable portfolio performance, reductions in post model adjustments and net improvements in economic scenarios.
- Stage 3 ECL increased due to charges on a small number of large counterparties, partially offset by write-offs.
- Overall, impairment charges were low, with Stage 3 individual charges offset by performing book releases.

Credit risk – Banking activities continued

Flow statements (audited)

Commercial & Institutional – property	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
Currency translation and other adjustments	(10)	1	(3)	–	1	5	(12)	6
Inter-group transfers	(45)	(1)	(43)	(2)	(3)	–	(91)	(3)
Transfers from Stage 1 to Stage 2	(3,143)	(13)	3,143	13	–	–	–	–
Transfers from Stage 2 to Stage 1	2,291	37	(2,291)	(37)	–	–	–	–
Transfers to Stage 3	(9)	–	(304)	(16)	313	16	–	–
Transfers from Stage 3	34	3	49	4	(83)	(7)	–	–
Net re-measurement of ECL on stage transfer		(28)		37		44		53
Changes in risk parameters		(35)		(13)		10		(38)
Other changes in net exposure	2,310	19	(726)	(14)	(223)	(9)	1,361	(4)
Other (P&L only items)		–		–		(1)		(1)
Income statement (releases)/charges		(44)		10		44		10
Amounts written-off	–	–	–	–	(21)	(21)	(21)	(21)
Unwinding of discount		–		–		(8)		(8)
At 31 December 2024	27,468	77	2,980	61	590	225	31,038	363
Net carrying amount	27,391		2,919		365		30,675	

- Stage 1 and Stage 2 ECL reduced, reflecting a combination of stable portfolio performance, reductions in post model adjustments and net improvements in economic scenarios.
- Stage 3 ECL increased due to charges on a small number of large counterparties, partially offset by write-offs.
- Overall, impairment charges were low, with Stage 3 individual charges offset by performing book releases.

Credit risk – Banking activities continued

Flow statements (audited)

Commercial & Institutional - other	Stage 1 Financial assets	Stage 1 ECL	Stage 2 Financial assets	Stage 2 ECL	Stage 3 Financial assets	Stage 3 ECL	Total Financial assets	Total ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
Currency translation and other adjustments	(689)	–	(5)	–	(1)	8	(695)	8
Inter-group transfers	(53)	–	4	–	–	–	(49)	–
Transfers from Stage 1 to Stage 2	(2,140)	(3)	2,140	3	–	–	–	–
Transfers from Stage 2 to Stage 1	1,006	9	(1,006)	(9)	–	–	–	–
Transfers to Stage 3	(4)	–	(83)	(6)	87	6	–	–
Transfers from Stage 3	6	–	4	1	(10)	(1)	–	–
Net re-measurement of ECL on stage transfer		(7)		9		33		35
Changes in risk parameters		(10)		3		1		(6)
Other changes in net exposure	6,738	12	(914)	(3)	(52)	(4)	5,772	5
Other (P&L only items)		–		–		(3)		(3)
Income statement (releases)/charges		(5)		9		27		31
Amounts written-off	–	–	–	–	(2)	(2)	(2)	(2)
Unwinding of discount		–		–		(3)		(3)
At 31 December 2024	93,724	37	1,739	12	123	57	95,586	106
Net carrying amount	93,687		1,727		66		95,480	

– The growth in exposures was mainly driven by non-bank financial institutions.
– Stage 3 ECL increased due to charges on a small number of large counterparties.

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

2024	UK mortgages		Credit cards		Other		Total	
	£m	%	£m	%	£m	%	£m	%
Personal trigger [1]								
PD movement	**14,480**	**68.8**	**1,425**	**72.9**	**809**	**49.9**	**16,714**	**67.8**
PD persistence	**3,951**	**18.8**	**414**	**21.2**	**388**	**23.9**	**4,753**	**19.3**
Adverse credit bureau recorded with credit reference agency	**936**	**4.4**	**71**	**3.6**	**119**	**7.3**	**1,126**	**4.6**
Forbearance support provided	**189**	**0.9**	**1**	**0.1**	**9**	**0.6**	**199**	**0.8**
Customers in collections	**169**	**0.8**	**3**	**0.2**	**2**	**0.1**	**174**	**0.7**
Collective SICR and other reasons [2]	**1,248**	**5.9**	**39**	**2.0**	**290**	**17.9**	**1,577**	**6.4**
Days past due >30	**88**	**0.4**	**-**	**-**	**5**	**0.3**	**93**	**0.4**
	21,061	**100.0**	**1,953**	**100.0**	**1,622**	**100.0**	**24,636**	**100.0**
2023								
Personal trigger [1]								
PD movement	12,969	72.5	1,469	72.7	866	52.9	15,304	71.1
PD persistence	2,317	13.0	481	23.8	374	22.9	3,172	14.7
Adverse credit bureau recorded with credit reference agency	1,047	5.9	49	2.4	99	6.1	1,195	5.6
Forbearance support provided	137	0.8	1	-	11	0.7	149	0.7
Customers in collections	178	1.0	2	0.1	8	0.5	188	0.9
Collective SICR and other reasons [2]	1,087	6.1	20	1.0	266	16.3	1,373	6.4
Days past due >30	119	0.7	-	-	9	0.6	128	0.6
	17,854	100.0	2,022	100.0	1,633	100.0	21,509	100.0

For the notes to this table refer to the following page.

– The level of PD driven deterioration increased across the mortgage portfolio throughout 2024, reflecting modest increases in the early arrears level. However, the year end economic scenarios update resulted in a reduction in PD levels and a further build up in PD persistence levels.
– Modelling updates in the unsecured portfolios at both Q1 and year end, resulted in reduced in-lifetime PDs, driving a segment of lower risk cases out of PD deterioration.
– Higher risk mortgage customers who utilised the new Mortgage Charter measures continue to be collectively migrated into Stage 2, approximately £0.9 billion of exposures, and were captured in the collective SICR and other reasons category.
– Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

2024	Corporate and Other (3)		Financial institutions		Sovereign		Total	
	£m	%	£m	%	£m	%	£m	%
Non-personal trigger (1)								
PD movement	**11,800**	**81.6**	**971**	**78.2**	**–**	**–**	**12,771**	**80.6**
PD persistence	**310**	**2.1**	**2**	**0.2**	**–**	**–**	**312**	**2.0**
Heightened Monitoring and Risk of Credit Loss	**1,599**	**11.1**	**83**	**6.7**	**132**	**99.2**	**1,814**	**11.5**
Forbearance support provided	**229**	**1.6**	**–**	**–**	**–**	**–**	**229**	**1.4**
Customers in collections	**34**	**0.2**	**–**	**–**	**–**	**–**	**34**	**0.2**
Collective SICR and other reasons (2)	**396**	**2.7**	**172**	**13.9**	**1**	**0.8**	**569**	**3.6**
Days past due >30	**96**	**0.7**	**13**	**1.0**	**–**	**–**	**109**	**0.7**
	14,464	**100.0**	**1,241**	**100.0**	**133**	**100.0**	**15,838**	**100.0**

2023								
Non-personal trigger (1)								
PD movement	9,822	63.7	760	78.7	–	–	10,582	64.6
PD persistence	1,070	7.0	13	1.3	–	–	1,083	6.6
Heightened Monitoring and Risk of Credit Loss	3,193	20.7	120	12.4	–	–	3,313	20.2
Forbearance support provided	422	2.7	–	–	–	–	422	2.6
Customers in collections	30	0.2	–	–	–	–	30	0.2
Collective SICR and other reasons (2)	527	3.4	72	7.5	1	100.0	600	3.7
Days past due >30	351	2.3	1	0.1	–	–	352	2.1
	15,415	100.0	966	100.0	1	100.0	16,382	100.0

(1) Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.
(2) The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(3) Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

- PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was an increase in cases triggering PD deterioration partially due to additional sectors included in economic uncertainty post model adjustments.
- Heightened Monitoring and Risk of Credit Loss remained an important backstop indicator of a SICR. The exposures captured by Heighted Monitoring or Risk of Credit Loss decreased over the period, due to the increase in PD deterioration.
- PD persistence related to the SME Retail portfolio only, with reductions due to some stable portfolio performance and net improvements in economic scenarios and weightings.

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2024		2023	
	Retail Banking mortgages [1]	**Non-personal**	Retail Banking mortgages [1]	Non-personal
Stage 3 loans (£bn)	**2.3**	**2.4**	2.0	2.2
Vintage (time in default):				
<1 year	**38%**	**34%**	45%	40%
1-3 years	**41%**	**45%**	32%	35%
3-5 years	**8%**	**11%**	9%	12%
>5 years	**13%**	**10%**	14%	13%
	100%	**100%**	100%	100%

(1)   Retail Banking excludes a non-material amount of lending held on relatively small legacy portfolios.

- For Retail Banking mortgages, the proportion of the Stage 3 defaulted population which have been in default for over five years reflected NatWest Group's support for customers in financial difficulty. When customers continue to engage constructively with NatWest Group, making regular payments, NatWest Group continues to support them.
- For Non-Personal, the Stage 3 defaulted population which have been in default for over five years, typically relate to cases where recovery processes are yet to conclude.

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages												
AQ1-AQ4	104,793	8,416	-	113,209	29	16	-	45	0.0	0.2	-	0.0
AQ5-AQ8	81,263	11,683	-	92,946	48	38	-	86	0.1	0.3	-	0.1
AQ9	194	962	-	1,156	-	6	-	6	-	0.6	-	0.5
AQ10	-	-	2,535	2,535	-	-	325	325	-	-	12.8	12.8
	186,250	21,061	2,535	209,846	77	60	325	462	0.0	0.3	12.8	0.2
Credit cards												
AQ1-AQ4	128	-	-	128	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	4,650	1,866	-	6,516	75	169	-	244	1.6	9.1	-	3.7
AQ9	23	87	-	110	1	17	-	18	4.4	19.5	-	16.4
AQ10	-	-	176	176	-	-	118	118	-	-	67.1	67.1
	4,801	1,953	176	6,930	77	186	118	381	1.6	9.5	67.1	5.5
Other personal												
AQ1-AQ4	691	127	-	818	6	14	-	20	0.9	11.0	-	2.4
AQ5-AQ8	6,521	1,359	-	7,880	120	134	-	254	1.8	9.9	-	3.2
AQ9	55	136	-	191	4	35	-	39	7.3	25.7	-	20.4
AQ10	-	-	860	860	-	-	656	656	-	-	76.3	76.3
	7,267	1,622	860	9,749	130	183	656	969	1.8	11.3	76.3	9.9
Total												
AQ1-AQ4	105,612	8,543	-	114,155	36	30	-	66	0.0	0.4	-	0.1
AQ5-AQ8	92,434	14,908	-	107,342	243	341	-	584	0.3	2.3	-	0.5
AQ9	272	1,185	-	1,457	5	58	-	63	1.8	4.9	-	4.3
AQ10	-	-	3,571	3,571	-	-	1,099	1,099	-	-	30.8	30.8
	198,318	24,636	3,571	226,525	284	429	1,099	1,812	0.1	1.7	30.8	0.8

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages												
AQ1–AQ4	110,694	7,572	–	118,266	51	20	–	71	0.1	0.3	–	0.1
AQ5–AQ8	77,290	9,578	–	86,868	37	37	–	74	0.1	0.4	–	0.1
AQ9	156	704	–	860	–	4	–	4	–	0.6	–	0.5
AQ10	–	–	2,281	2,281	–	–	271	271	–	–	11.9	11.9
	188,140	17,854	2,281	208,275	88	61	271	420	0.1	0.3	11.9	0.2
Credit cards												
AQ1–AQ4	124	–	–	124	1.0	–	–	1.0	0.8	–	–	0.8
AQ5–AQ8	3,612	1,965	–	5,577	75	193	–	268	2.1	9.8	–	4.8
AQ9	6	57	–	63	–	14	–	14	–	24.6	–	22.2
AQ10	–	–	140	140	–	–	93	93	–	–	66.4	66.4
	3,742	2,022	140	5,904	76	207	93	376	2.0	10.2	66.4	6.4
Other personal												
AQ1–AQ4	764	150	–	914	11	23	–	34	1.4	15.3	–	3.7
AQ5–AQ8	6,178	1,374	–	7,552	138	180	–	318	2.2	13.1	–	4.2
AQ9	41	109	–	150	3	35	–	38	7.3	32.1	–	25.3
AQ10	–	–	979	979	–	–	778	778	–	–	79.5	79.5
	6,983	1,633	979	9,595	152	238	778	1,168	2.2	14.6	79.5	12.2
Total												
AQ1–AQ4	111,582	7,722	–	119,304	63	43	–	106	0.1	0.6	–	0.1
AQ5–AQ8	87,080	12,917	–	99,997	250	410	–	660	0.3	3.2	–	0.7
AQ9	203	870	–	1,073	3	53	–	56	1.5	6.1	–	5.2
AQ10	–	–	3,400	3,400	–	–	1,142	1,142	–	–	33.6	33.6
	198,865	21,509	3,400	223,774	316	506	1,142	1,964	0.2	2.4	33.6	0.9

– In the Personal portfolio, the majority of exposures were in AQ4 and AQ5 within mortgages. In line with the stable mortgage portfolio performance overall, the distribution of lending across AQ bands remained largely consistent with the prior year.
– Debt sale activity during the year reduced the proportion of AQ10 in Other Personal lending.

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other (1)												
AQ1-AQ4	41,509	2,409	-	43,918	32	19	-	51	0.1	0.8	-	0.1
AQ5-AQ8	53,448	11,783	-	65,231	232	306	-	538	0.4	2.6	-	0.8
AQ9	34	272	-	306	-	19	-	19	-	7.0	-	6.2
AQ10	-	-	2,279	2,279	-	-	896	896	-	-	39.3	39.3
	94,991	14,464	2,279	111,734	264	344	896	1,504	0.3	2.4	39.3	1.4
Financial institutions												
AQ1-AQ4	64,845	233	-	65,078	21	2	-	23	0.0	0.9	-	0.0
AQ5-AQ8	4,176	996	-	5,172	17	9	-	26	0.4	0.9	-	0.5
AQ9	-	12	-	12	-	1	-	1	-	8.3	-	8.3
AQ10	-	-	59	59	-	-	40	40	-	-	67.8	67.8
	69,021	1,241	59	70,321	38	12	40	90	0.1	1.0	67.8	0.1
Sovereign												
AQ1-AQ4	1,364	1	-	1,365	12	1	-	13	0.9	100.0	-	1.0
AQ5-AQ8	127	-	-	127	-	-	-	-	-	-	-	-
AQ9	-	132	-	132	-	1	-	1	-	0.8	-	0.8
AQ10	-	-	21	21	-	-	5	5	-	-	23.8	23.8
	1,491	133	21	1,645	12	2	5	19	0.8	1.5	23.8	1.2
Total												
AQ1-AQ4	107,718	2,643	-	110,361	65	22	-	87	0.1	0.8	-	0.1
AQ5-AQ8	57,751	12,779	-	70,530	249	315	-	564	0.4	2.5	-	0.8
AQ9	34	416	-	450	-	21	-	21	-	5.1	-	4.7
AQ10	-	-	2,359	2,359	-	-	941	941	-	-	39.9	39.9
	165,503	15,838	2,359	183,700	314	358	941	1,613	0.2	2.3	39.9	0.9

Credit risk – Banking activities continued

Asset quality (audited)

2023	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other (1)												
AQ1–AQ4	40,875	1,342	-	42,217	43	18	-	61	0.1	1.3	-	0.1
AQ5–AQ8	50,084	13,734	-	63,818	293	411	-	704	0.6	3.0	-	1.1
AQ9	47	339	-	386	-	25	-	25	-	7.4	-	6.5
AQ10	-	-	2,125	2,125	-	-	809	809	-	-	38.1	38.1
	91,006	15,415	2,125	108,546	336	454	809	1,599	0.4	2.9	38.1	1.5
Financial institutions												
AQ1–AQ4	52,702	665	-	53,367	28	6	-	34	0.1	0.9	-	0.1
AQ5–AQ8	3,402	284	-	3,686	16	9	-	25	0.5	3.2	-	0.7
AQ9	1	17	-	18	-	-	-	-	-	-	-	-
AQ10	-	-	16	16	-	-	7	7	-	-	43.8	43.8
	56,105	966	16	57,087	44	15	7	66	0.1	1.6	43.8	0.1
Sovereign												
AQ1–AQ4	2,487	1	-	2,488	13	1	-	14	0.5	100	-	0.6
AQ5–AQ8	123	-	-	123	-	-	-	-	-	-	-	-
AQ9	-	-	-	-	-	-	-	-	-	-	-	-
AQ10	-	-	22	22	-	-	2	2	-	-	9.1	9.1
	2,610	1	22	2,633	13	1	2	16	0.5	100.0	9.1	0.6
Total												
AQ1–AQ4	96,064	2,008	-	98,072	84	25	-	109	0.1	1.3	-	0.1
AQ5–AQ8	53,609	14,018	-	67,627	309	420	-	729	0.6	3.0	-	1.1
AQ9	48	356	-	404	-	25	-	25	-	7.0	-	6.2
AQ10	-	-	2,163	2,163	-	-	818	818	-	-	37.8	37.8
	149,721	16,382	2,163	168,266	393	470	818	1,681	0.3	2.9	37.8	1.0

(1)   Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

–   Asset quality remained broadly stable, with a slightly higher proportion of exposures within AQ1-AQ4. Credit grades are reassessed for all customers at least annually, when a new request is made, if a material credit event impacting that customer has occurred or when a scheduled review is performed.

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

2024	Reverse repos			Repos		
	Total £m	Of which: can be offset £m	Outside netting arrangements £m	Total £m	Of which: can be offset £m	Outside netting arrangements £m
Gross	**87,901**	**87,861**	**40**	**68,024**	**67,321**	**703**
IFRS offset	**(23,883)**	**(23,883)**	**–**	**(23,883)**	**(23,883)**	**–**
Carrying value	**64,018**	**63,978**	**40**	**44,141**	**43,438**	**703**
Master netting arrangements	**(1,549)**	**(1,549)**	**–**	**(1,549)**	**(1,549)**	**–**
Securities collateral	**(62,217)**	**(62,217)**	**–**	**(41,889)**	**(41,889)**	**–**
Potential for offset not recognised under IFRS	**(63,766)**	**(63,766)**	**–**	**(43,438)**	**(43,438)**	**–**
Net	**252**	**212**	**40**	**703**	**–**	**703**
2023						
Gross	77,508	77,050	458	66,767	66,047	720
IFRS offset	(25,903)	(25,903)	–	(25,903)	(25,903)	–
Carrying value	51,605	51,147	458	40,864	40,144	720
Master netting arrangements	(669)	(669)	–	(669)	(669)	–
Securities collateral	(50,287)	(50,287)	–	(39,475)	(39,475)	–
Potential for offset not recognised under IFRS	(50,956)	(50,956)	–	(40,144)	(40,144)	–
Net	649	191	458	720	–	720

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	2024							2023		
	Notional									
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						97,152	93,109		99,501	96,264
IFRS offset						(18,746)	(21,027)		(20,597)	(23,869)
Carrying value	3,551	3,425	5,500	1,152	13,628	78,406	72,082	13,403	78,904	72,395
Of which:										
Interest rate (1)	3,228	1,973	4,847	285	10,333	37,499	31,532	10,268	44,563	38,483
Exchange rate	321	1,446	645	867	3,279	40,797	40,306	3,120	34,161	33,586
Credit	-	6	8	-	14	110	244	15	180	326
Equity and commodity	2	-	-	-	2	-	-	-	-	-
Carrying value					13,628	78,406	72,082	13,403	78,904	72,395
Counterparty mark-to-market netting						(61,883)	(61,883)		(60,355)	(60,355)
Cash collateral						(10,005)	(5,801)		(12,284)	(6,788)
Securities collateral						(4,072)	(896)		(3,408)	(1,664)
Net exposure						2,446	3,502		2,857	3,588
Banks (2)						214	345		335	555
Other financial institutions (3)						1,429	1,456		1,422	1,304
Corporate (4)						769	1,669		1,063	1,690
Government (5)						34	32		37	39
Net exposure						2,446	3,502		2,857	3,588
UK						1,061	1,774		1,283	1,912
Europe						875	978		800	1,209
US						443	604		607	381
RoW						67	146		167	86
Net exposure						2,446	3,502		2,857	3,588
Asset quality of uncollateralised derivative assets										
AQ1-AQ4						2,049			2,382	
AQ5-AQ8						394			471	
AQ9-AQ10						3			4	
Net exposure						2,446			2,857	

(1) The notional amount of interest rate derivatives includes £7,321 billion (2023 – £7,280 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place with no collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Credit risk – Trading activities continued

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch. Refer to Note 12 on Trading assets and liabilities for details on short positions.

| | Central and local government | | | Financial institutions | Corporate | Total |
| | UK | US | Other | | | |
2024	£m	£m	£m	£m	£m	£m
AAA	-	-	1,335	1,368	-	2,703
AA to AA+	-	3,734	74	569	2	4,379
A to AA-	2,077	-	1,266	381	519	4,243
BBB- to A-	-	-	831	562	885	2,278
Non-investment grade	-	-	-	108	167	275
Total	2,077	3,734	3,506	2,988	1,573	13,878
2023						
AAA	-	-	1,333	1,132	-	2,465
AA to AA+	-	2,600	19	762	4	3,385
A to AA-	2,729	-	1,017	251	283	4,280
BBB- to A-	-	-	693	295	489	1,477
Non-investment grade	-	-	-	198	149	347
Total	2,729	2,600	3,062	2,638	925	11,954

Credit risk – Trading activities continued

Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group's total assets.

	Government	Banks	Other	Total	Short positions	Net of short positions
2024	£m	£m	£m	£m	£m	£m
Western Europe	8,581	11,669	29,891	50,141	5,889	44,252
Of which: France	*2,347*	*2,543*	*11,161*	*16,051*	*1,491*	*14,560*
Of which: Germany	*1,149*	*5,937*	*702*	*7,788*	*1,957*	*5,831*
Of which : Luxembourg	*61*	*412*	*7,940*	*8,413*	*10*	*8,403*
Of which : Ireland	*162*	*49*	*3,306*	*3,517*	*85*	*3,432*
United States	5,246	3,307	21,576	30,129	1,767	28,362
Jersey	-	-	5,030	5,030	-	5,030
Canada	1,664	1,555	2,308	5,527	26	5,501
Other institutions [1]	4,520	-	-	4,520	94	4,426
2023						
Western Europe	7,830	10,109	26,508	44,447	4,655	39,792
Of which: France	*2,229*	*2,105*	*7,839*	*12,173*	*1,183*	*10,990*
Germany	*1,614*	*4,525*	*1,065*	*7,204*	*1,905*	*5,299*
Luxembourg	*1*	*317*	*7,045*	*7,363*	*-*	*7,363*
Ireland	*29*	*90*	*3,622*	*3,741*	*99*	*3,642*
United States	6,764	3,440	16,356	26,560	2,974	23,586
Jersey	-	-	4,394	4,394	-	4,394
Canada	1,262	2,059	1,132	4,453	17	4,436
Other institutions [1]	1,741	-	-	1,741	-	1,741

(1)   Other Institutions category denotes any international organisation which is governed by public international law or which has been set up by or on the basis of an agreement between two or more countries.

Capital, liquidity and funding risk

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate its capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite.

Definitions (audited)

Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

Capital risk is the inability to conduct business in base or stress conditions on a risk or leverage basis due to insufficient qualifying capital as well as the failure to assess, monitor, plan and manage capital adequacy requirements.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is defined as the risk that the Group or any of its subsidiaries or branches cannot meet it's actual or potential financial obligations in a timely manner as they fall due in the short term.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the current or prospective risk that the Group or its subsidiaries or branches cannot meet financial obligations as they fall due in the

medium to long term, either at all or without increasing funding costs unacceptably.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

- Maturity profile;
- Composition of sources and uses of funding;
- The quality and size of the liquidity portfolio;
- Wholesale market conditions; and
- Depositor and investor behaviour.

Sources of risk (audited)

Capital

The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

Additional Tier 1 (AT1) capital - This is the second type of loss-absorbing capital and must be capable of absorbing losses on a going concern basis.

These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.

Tier 2 capital - Tier 2 capital is the bank entities' supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities which must have a minimum of five years to maturity at all times to be fully recognised for regulatory purposes.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss-absorbing instruments, including senior notes and Tier 2 capital instruments with certain qualifying criteria issued by NatWest Group, may be used to cover certain gone concern capital requirements, which is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail.

Liquidity

NatWest Group maintains a prudent approach to the definition of liquidity portfolio to ensure it is available when and where required, taking into account regulatory, legal and other constraints. Following ringfencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UKDoLSub) (primarily in NatWest Bank Plc), NatWest Markets Plc, RBS

International Limited, NWM N.V and NatWest Bank Europe GmbH. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group and the UK DoLSub.

Liquidity portfolio is divided into primary and secondary liquidity as follows:

- Primary liquidity is LCR eligible assets and includes cash and balances at central banks, Treasury bills and high quality government securities.
- Secondary liquidity is assets eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. These are managed against both internal funding and regulatory metrics. The principal levels at which funding risk is managed are at NatWest Group, NatWest Holdings Group, UK DoLSub, NatWest Markets Plc, RBS International Limited, NWM N.V. and NatWest Bank Europe GmbH. NatWest Group also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, refer to the 2024 NatWest Group Pillar 3 Report.

Capital, liquidity and funding risk continued

Capital risk management

Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, RBS Holdings N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into NatWest Group's wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 175 to 177.

Produce capital plans

Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five-year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes.

Shorter-term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy

Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group's business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

Capital resources and capital requirements are assessed across a defined planning horizon.

Impact assessment captures input from across NatWest Group including from businesses.

Inform capital actions

Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions.

Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions.

As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity risk management

NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses.

The principal levels at which liquidity risk is managed are:

— NatWest Group
— NatWest Holdings Group
— UK DoLSub
— NatWest Markets Plc
— NatWest Markets Securities Inc.
— RBS International Limited
— RBSH N.V.
— NatWest Bank Europe GmbH

The UK DoLSub is PRA-regulated and comprises NatWest Group's three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company.

NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group's liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix.

RBS International Limited and NWM N.V. hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Funding risk management

NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration.

Prudential regulation changes that may impact capital requirements

NatWest Group faces numerous changes in prudential regulation that may impact the minimum amount of capital it must hold and consequently may increase funding costs and reduce return on equity.

Regulatory changes are actively monitored by NatWest Group, including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business. NatWest Group believes that its strategy to focus on simpler, lower-risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these.

UK and EU implementation of Basel framework

The Basel framework is an internationally agreed set of measures developed by the Basel Committee on Banking Supervision (BCBS). The Basel III standards are minimum requirements which apply to internationally active banks and ensure a global level playing field on financial regulation. Individual jurisdictions must decide how to implement the standards.

From 1 January 2021, NatWest Group has been regulated under the on-shored CRR and associated on-shored binding technical standards which were created by the European Union (Withdrawal) Act 2018 and amending statutory

Capital, liquidity and funding risk continued

instruments. As the Withdrawal Act applied to the CRR in place as of 31 December 2020, changes to the CRR in the EU are not reflected in the UK CRR unless separately legislated and amended by statutory instruments. The Financial Services Bill gives the PRA the power to write prudential rules directly into the PRA rulebook and it will co-ordinate with HM Treasury to implement any required changes to the UK CRR.

On 1 January 2022, the PRA implemented changes to the UK CRR to align to the Basel III standards which included the introduction of a new standardised approach for counterparty credit risk (SA-CCR), amendments to the LCR and NSFR rules as well as new regulation applicable to internal ratings (IRB) models. Changes were also introduced to the UK Leverage Ratio framework. Equivalent reforms were implemented in the EU in June 2021, known as CRR2.

On 30 November 2022, the PRA published its consultation paper CP16/22 setting out its proposed rules and expectations with respect to the remaining Basel III standards to be implemented in the UK, also referred to as "Basel 3.1 standards". This will complete the implementation of post-global financial crisis prudential reforms, which were designed to i) increase the quantity of capital in the system, per unit of risk; ii) increase the quality of capital held by firms; and iii) improve the accuracy of risk-management firms, reducing the variability of risk-weighted assets (RWAs).

The Basel 3.1 changes mainly impact capital requirements for STD and IRB Credit Risk, Market Risk, Credit Valuation Adjustment (CVA) Risk, Counterparty Credit Risk (CCR) and Operational Risk. An aggregate "output floor" is also being introduced to ensure that total RWAs for firms using advanced or internally modelled methods and subject to the floor cannot fall below 72.5% of RWAs

under the standardised approach. The B3.1 proposal did not include further changes to the Leverage Ratio, Large Exposures and Liquidity Risk frameworks.

The consultation paper has been followed up with the publication of the PRA's policy statement PS17/23 Implementation of the Basel 3.1 standards near-final part 1. That contains the near-final rules on Market Risk, CVA, CCR and Operational Risk sections, along with some Pillar 2 guidance relating to these topics. Part 2, PS9/24, containing rules on the remaining Basel 3.1 changes was published in September 2024. This covered primarily Credit Risk, Credit Risk Mitigation, Output Floor and Disclosures & Reporting.

Following the PRA's announcement on 17 January 2024, the PRA B3.1 rules are to be implemented from 1 January 2027.

Equivalent changes relating to the Basel III standards will be implemented in the EU by the new Banking Package (CRR III/CRD VI) for which the European Commission issued a proposal in October 2021, with the final rules published in the Official Journal in June 2024. The EU implementation date was 1 January 2025, except for the Market Risk rules which will be implemented on 1 January 2026. Their impact will be limited to NatWest Group's EU subsidiaries.

Other developments in 2024

The IFRS 9 transitional capital rules in respect of ECL provisions were effective until 31 December 2024. The transitional factor reduced further from 50 % to 25% in January 2024.

On 29 November 2024, the PRA announced its 2024 list of O-SIIs (Other Systemically Important Institutions) as well as the 2024 O-SII buffers for ring-fenced banks (RFBs). The PRA is required to identify O-SIIs on an annual basis. NatWest Group Plc is part of the PRA's O-SII list and the O-SII buffer for its ring-fenced sub-group (i.e. NatWest Holdings Group) was kept at 1.5%. An O-SII buffer can apply to O-SIIs, or parts of an O-SII that are ring-fenced banks. The 2024 O-SII rates will apply from 1 January 2026. However, the PRA is expected to re-issue its 2024 O-SII buffer rates in mid-2025 to reflect methodological changes introduced by the Financial Policy Committee (FPC).

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Summary of future changes to prudential regulation in UK that may impact NatWest Group

The table below covers expected future changes to prudential regulation in the UK which may impact NatWest Group at a consolidated level. Certain entities within the group will be exposed to changes in prudential regulation from other legislative bodies and/or local supervisory authorities where NatWest Group's entities are authorised (e.g. the EU and Jersey) on a solo basis and these changes may be different in substance, scope and timing from those highlighted below.

In addition to the future changes shown in the table below, the model changes required under CRD IV are still under development and subject to PRA approval. In line with all firms with permissions to use the IRB approach, NatWest Group is currently undertaking a programme of model and rating system development, to align with new regulations which came into force on 1 January 2022. The final CRD IV model outcomes may lead to an increase in RWAs in 2025 and beyond.

Area of development	Key changes	Status /Implementation date
Updates to the UK policy framework for capital buffers	– PRA proposal to streamline some of its policy materials on capital buffers. – In parallel, HMT published its proposal to make amendments to other parts of the CBR (Capital Buffers Regulation), including the CCyB (Countercyclical Capital Buffer), CCoB (Capital Conservation Buffer) and SRB (Systemic Risk Buffer).	– PRA consultation under CP10/24 closed on 12 December 2024; awaiting Policy Statement – Expected implementation: Q2 2025
Large Exposures Framework	– PRA proposal to change to large exposure limits for trading book exposures, both to third parties & intragroup. – PRA proposal to introduce substitution rules when calculating the effect of credit risk mitigation techniques.	– PRA consultation under CP14/24 closed on 17 January 2025 – Implementation: 1 July 2025
Streamlining the Pillar 2A capital framework and the capital communications process	– PRA proposal to retire the refined methodology to Pillar 2A as implemented in 2018. – PRA proposal to streamline firm-specific capital communications. – PRA proposal to make minor amendments for IRRBB and pension obligation risk in P2A.	– PRA consultation under CP9/24 closed on 12 December 2024; awaiting Policy Statement – Implementation: 1 January 2026
Remainder of CRR: Restatement of assimilated law	– PRA proposals to restate the relevant provisions in the assimilated CRR in the PRA Rulebook and other policy material. – Key proposed changes are to the securitisation capital framework, including substantive changes to the SEC-SA calculation, capital requirements for the Mortgage Guarantee Scheme and supervisory expectations relating to the use of unfunded credit protection in synthetic significant risk transfer (SRT) securitisations	– PRA consultation under CP13/24 closed on 15 January 2025 – Implementation: 1 January 2026
Amendments to the approach to setting a minimum requirement for own funds and eligible liabilities (MREL)	– Consultation that brings together proposals relating to the BoE's statement of policy on its approach to setting a minimum requirement for own funds and eligible liabilities. – It clarifies BoE's supervisory expectations for the measurement of non-CET1 instruments.	– BoE consultation closed on 24 January 2025 – Implementation: 1 January 2026 (certain provisions will apply earlier soon after policy is finalised but not before July 2025)
Identification and management of step-in risk, shadow banking entities and groups of connected clients	– PRA proposal to implement Basel guidelines for step-in risk in the PRA Rulebook. – PRA proposal to adopt EBA guidelines for limits on exposures to shadow banking entities and connected clients in the Large Exposures (CRR) part of the PRA Rulebook.	– PRA consultation under CP23/23 closed on 5 March 2024; awaiting Policy Statement – Implementation: 1 January 2026
PRA Basel 3.1 implementation: Capital – Output floor	– Applies at highest level of consolidation for UK Groups (e.g., NatWest Group) and sub-consolidated level for Ring Fenced sub-groups (e.g. NatWest Holdings Group). – Applies to full capital stack including capital buffers. – Transitional period for the application; starting with 60% on 1 January 2027 through to 72.5% at 1 January 2030.	– Near final rules published in PRA PS9/24 – Implementation: 1 January 2027

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Summary of future changes to prudential regulation in UK that may impact NatWest Group continued

Area of development	Key changes	Status /Implementation date
PRA Basel 3.1 implementation: Credit Risk (STD, IRB, FIRB)	– Significant revisions to standardised credit risk, including to unrated corporates, exposures to SMEs, specialised lending, mortgages & equity exposures. – Changes to IRB; restrictions on IRB modelling (switch to standardised on central governments and equities, switch to FIRB on financial institutions and large corporates), inclusion of input floors and other modelling changes. – Removal of SME & Infrastructure supporting factors (IRB & standardised). – Amendments to credit risk mitigation, including the withdrawal of some internal modelling approaches, the removal of double default and a new risk-weight substitution approach on some exposures.	– Near final rules published in PRA PS9/24 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Market Risk	– Implementation of FRTB (Fundamental Review of Trading Book) - new standardised approaches – Revised banking/trading book boundary.	– Near final rules published in PRA PS17/23 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Capitalisation of foreign exchange positions for market risk	– PRA proposal to clarify that items held at historical FX rates, which only re-value in certain circumstances, are not included in Pillar 1 FX risk requirements as their sensitivity to FX rates is generally zero.	– PRA consultation under CP17/23 closed on 31 January 2024; awaiting Policy Statement – Expected implementation: 1 January 2027
PRA Basel 3.1 implementation: CVA & Counterparty Credit Risk	– Removal of modelled approach for CVA and introduction of new methodologies (SA-CVA, BA-CVA). – New standardised approach, aligned to Basel framework, including the removal of CVA exemptions on sovereigns, non-financial counterparties, and pension funds. – Reduced SA-CCR alpha factor from 1.4 to 1 for non-financial counterparties and pension funds.	– Near final rules published in PRA PS17/23 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Operational Risk	– New standardised approach. – Internal Loss Multiplier (ILM) set to 1. – Changes to the income requirements in scope of the business indicator.	– Near final rules published in PRA PS17/23 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Disclosures & Reporting	– PRA adopts disclosure templates without material deviations from the Basel disclosure standard. – PRA updates supervisory reporting requirements to reflect changes introduced under the B3.1 rules.	– Near final rules published in PRA PS9/24 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Pillar 2	– PRA updates to the Pillar 2 requirements, necessary for the implementation of Basel 3.1 changes in the UK Pillar 1 framework.	– Feedback published in PRA PS9/24 – Implementation: 1 January 2027
Definition of Capital: restatement of CRR requirements in PRA Rulebook	– HM Treasury announced its intention to bring into force the revocation of CRR requirements relating to the definition of own funds. – PRA proposal to restate, and in some cases modify, these requirements in the PRA Rulebook.	– PRA consultation under CP8/24 closed on 12 December 2024 – Implementation date to be confirmed under another consultation paper

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Key points

CET1 ratio
13.6%
(2023 – 13.4%)

The CET1 ratio increased by 20 basis points to 13.6% due to a £0.5 billion increase in CET1 capital partially offset by a £0.2 billion increase in RWAs.

The CET1 capital increase was driven by an attributable profit to ordinary shareholders of £4.5 billion partially offset by:

- a directed buyback of £2.2 billion;
- a foreseeable ordinary dividend accrual of £1.2 billion;
- an ordinary interim dividend paid of £0.5 billion;
- other movements on reserves and regulatory adjustments of £0.1 billion.

RWAs
£183.2bn
(2023 - £183.0bn)

Total RWAs increased by £0.2 billion to £183.2 billion mainly reflecting:

— an increase in credit risk RWAs of £0.5 billion, primarily driven by the £0.9 billion Metro Bank mortgage portfolio acquisition, increased lending and an uplift in IRB temporary model adjustments within Retail Banking and an increase in drawdowns and new facilities within Commercial & Institutional. Increases were partially offset by active RWA management and movements in risk parameters.
— a decrease in counterparty credit risk RWAs of £0.7 billion driven by reduced over-the-counter exposures and securities financing transactions.
— an increase in operational risk RWAs of £1.6 billion following the annual recalculation.
— a reduction in market risk RWAs of £1.2 billion, notably driven by RWA reduction activity during H1 and lower interest rate risk in H2.

MREL ratio
33.0%
(2023 – 30.5%)

The MREL ratio increased to 33.0% driven by a £4.7 billion increase in MREL offset by a £0.2 billion increase in RWAs. MREL increased to £60.5 billion driven by a £2.5 billion increase in eligible capital and a £2.2 billion increase in senior unsecured debt.

The capital increase was driven by CET1 movements, issuance of $1.8 billion Additional Tier 1 instruments and a £0.7 billion increase driven by issuances and redemptions of subordinated debt instruments.

The increase in senior unsecured debt was driven by the issuance of USD debt instruments totalling $4.6 billion and EUR debt instruments totalling €1.8 billion, partially offset by redemption of €1.5 billion debt instruments and a $2.0 billion debt instrument.

UK leverage ratio
5.0%
(2023 – 5.0%)

The leverage ratio remained static at 5.0%. This was driven by a £45.0 billion increase in leverage exposure offset by a £1.9 billion increase in Tier 1 capital. The key drivers in the leverage exposure were an increase in other financial assets, other off balance sheet items and trading assets.

Liquidity portfolio
£222.3bn
(2023 - £222.8bn)

The liquidity portfolio decreased by £0.5 billion to £222.3 billion during the year. Primary liquidity increased by £13.0 billion to £161.0 billion, driven by an increase in customer deposits and issuance, partially offset by increased lending (including Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends). Secondary liquidity decreased by £13.5 billion due to a decrease in pre-positioned collateral at the Bank of England.

LCR spot
150%
(2023 – 144%)

LCR average
151%
(2023 – 141%)

The spot Liquidity Coverage Ratio (LCR) increased by 6% to 150% during the year driven by increased customer deposits and issuance, partially offset by increased lending (including Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends).

NSFR spot
137%
(2023 – 133%)

NSFR average
137%
(2023 – 137%)

The spot Net Stable Funding Ratio (NSFR) increased 4% during the year to 137% driven by increased customer deposits, issuance and secured borrowing partially offset by increased lending.

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Minimum requirements

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 31 December 2024	13.6%	16.5%	19.7%
Headroom (3) (4)	3.1%	3.9%	4.3%

(1) The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2) Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3) The headroom does not reflect excess distributable capital and may vary over time.
(4) Headroom as at 31 December 2023 was CET1 2.9%, Total Tier 1 2.9% and Total Capital 3.0%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1) The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type	
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

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Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the PRA Rulebook. The capital and leverage ratios are therefore being presented under these frameworks on a transitional basis.[1]

	2024	2023
Capital adequacy ratios [1]	%	%
CET1	**13.6**	13.4
Tier 1	**16.5**	15.5
Total	**19.7**	18.4

RWAs	£m	£m
Credit risk	**148,078**	147,598
Counterparty credit risk	**7,103**	7,830
Market risk	**6,219**	7,363
Operational risk	**21,821**	20,198
Total RWAs	**183,221**	182,989

Capital	£m	£m
CET1	**24,928**	24,440
Tier1	**30,187**	28,315
Total	**36,105**	33,632

Leverage ratios	£m	£m
Tier 1 capital	**30,187**	28,315
UK leverage exposure	**607,799**	562,843
UK leverage ratio (%) [2]	**5.0%**	5.0%
UK average Tier 1 capital [3]	**29,923**	28,323
UK average leverage exposure [3]	**600,354**	571,225
UK average leverage ratio (%) [3]	**5.0%**	5.0%

(1) Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for Total capital and £3 million RWAs (31 December 2023 - £0.2 billion CET1 capital, £54 million total capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.6% (31 December 2023 – 13.2%). Tier 1 capital ratio would be 16.5% (31 December 2023 – 15.4%) and the Total capital ratio would be 19.7% (31 December 2023 – 18.4%). The IFRS9 transitional capital rules in respect of ECL provisions will no longer apply from 1 January 2025.
(2) The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (31 December 2023 – 5.0%).
(3) Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items and Tier 1 capital.

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2024. It is being presented on a transitional basis based on current PRA rules.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 31 December 2023	**24,440**	**3,875**	**5,317**	**33,632**
Attributable profit for the period	**4,519**	-	-	**4,519**
Ordinary interim dividend paid	**(497)**	-	-	**(497)**
Directed buyback	**(2,246)**	-	-	**(2,246)**
Foreseeable ordinary dividends	**(1,249)**	-	-	**(1,249)**
Foreign exchange reserve	**(15)**	-	-	**(15)**
FVOCI reserve	**(54)**	-	-	**(54)**
Own credit	**38**	-	-	**38**
Share based remuneration and shares vested under employee share schemes	**215**	-	-	**215**
Goodwill and intangibles deduction	**70**	-	-	**70**
Deferred tax assets	**(105)**	-	-	**(105)**
Prudential valuation adjustments	**49**	-	-	**49**
New issues of capital instruments	-	**1,384**	**1,387**	**2,771**
Redemption of capital instruments	-	-	**(622)**	**(622)**
Foreign exchange movements	-	-	**(36)**	**(36)**
Adjustment under IFRS 9 transitional arrangements	**(169)**	-	-	**(169)**
Expected loss less impairment	**(27)**	-	-	**(27)**
Other movements	**(41)**	-	**(128)**	**(169)**
At 31 December 2024	**24,928**	**5,259**	**5,918**	**36,105**

— For CET1 movements, refer to the key points on page 239.
— AT1 movements reflects the £0.8 billion in relation to $1.0 billion 8.125% Reset Perpetual Subordinated Contingent Convertible Notes issued in May 2024 and a £0.6 billion in relation to $0.8 billion 7.300% Reset Perpetual Subordinated Contingent Convertible Notes issued in November 2024.
— Tier 2 instrument movements of £0.7 billion include £0.8 billion in relation to $1.0 billion 6.475% Fixed to Fixed Reset Subordinated Tier 2 Notes 2034 issued in March 2024 and a £0.6 billion 5.642% Fixed to Fixed Reset Subordinated Tier 2 Notes 2034 issued in September 2024, partially offset by the £0.1 billion redemption of 5.125% Subordinated Tier 2 Notes 2024 in May 2024, £0.6 billion in relation to the $0.8 billion redemption of Fixed to Fixed Reset Subordinated Tier 2 Notes 2029 in September 2024 and foreign exchange movements.
— Within Tier 2, there was a decrease in the Tier 2 surplus provisions.

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk (1) £bn	Total £bn
At 31 December 2023	147.6	7.8	7.4	20.2	183.0
Foreign exchange movement	(0.4)	-	-	-	(0.4)
Business movement	-	(0.6)	(1.2)	1.6	(0.2)
Risk parameter changes	(0.4)	(0.1)	-	-	(0.5)
Methodology changes	(0.1)	-	-	-	(0.1)
Model updates	0.5	-	-	-	0.5
Acquisitions and disposals	0.9	-	-	-	0.9
At 31 December 2024	148.1	7.1	6.2	21.8	183.2

(1) Operational risk annual recalculation is performed at Q1 based on the previous 3 years audited income.

The table below analyses the movement in RWAs by segment during the year.

Total RWAs	Retail Banking £bn	Private Banking £bn	Commercial & Institutional £bn	Central items & other £bn	Total NatWest Group £bn
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Foreign exchange movement	-	-	(0.4)	-	(0.4)
Business movement	2.1	(0.2)	(1.3)	(0.8)	(0.2)
Risk parameter changes	0.2	-	(0.7)	-	(0.5)
Methodology changes	-	-	(0.1)	-	(0.1)
Model updates	0.7	-	(0.2)	-	0.5
Acquisitions and disposals	0.9	-	-	-	0.9
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Credit risk	57.0	9.5	80.1	1.5	148.1
Counterparty credit risk	0.3	-	6.8	-	7.1
Market risk	0.1	-	6.1	-	6.2
Operational risk	8.1	1.5	11.7	0.5	21.8
Total RWAs	65.5	11.0	104.7	2.0	183.2

Total RWAs increased by £0.2 billion during the period mainly reflecting:

– A reduction in risk-weighted assets from foreign exchange movements of £0.4 billion due to sterling depreciation versus the US dollar and appreciation versus the euro.
– Offsetting business movements due to an increase in drawdowns and new facilities within Commercial & Institutional, lending growth in Retail Banking and an increase due to the annual recalculation of operational risk. These increases were mainly offset by reductions due to active RWA management, lower market risk and lower counterparty risk.
– A reduction in risk parameters of £0.5 billion primarily driven by customers moving into default partially offset by a deterioration in risk metrics within Commercial & Institutional.
– An increase in model updates of £0.5 billion driven by IRB temporary model adjustments within Retail Banking.
– An increase in acquisitions of £0.9 billion for the Metro Bank mortgage portfolio acquisition within Retail Banking.

Capital, liquidity and funding risk continued

Leverage exposure

The leverage metrics for UK entities are calculated in accordance with the Leverage ratio (CRR) part of the PRA Rulebook.

	31 December 2024 £m	31 December 2023 £m
Cash and balances at central banks	92,994	104,262
Trading assets	48,917	45,551
Derivatives	78,406	78,904
Financial assets	469,599	439,449
Other assets	18,069	24,507
Total assets	707,985	692,673
Derivatives		
- netting and variation margin	(76,101)	(79,299)
- potential future exposures	16,692	17,212
Securities financing transactions gross up	2,460	1,868
Other off balance sheet items	59,498	50,961
Regulatory deductions and other adjustments	(11,014)	(16,043)
Claims on central banks	(89,299)	(100,735)
Exclusion of bounce back loans	(2,422)	(3,794)
UK leverage exposure	607,799	562,843
UK leverage ratio (%)	5.0	5.0

Liquidity key metrics

The table below sets out the key liquidity and related metrics monitored by NatWest Group.

	2024				2023			
	NatWest Group		UK DoLSub		NatWest Group		UK DoLSub	
	Spot	Average	Spot	Average	Spot	Average	Spot	Average
Liquidity Coverage Ratio (1)	150%	151%	142%	142%	144%	141%	138%	127%
Net Stable Funding Ratio (2)	137%	137%	129%	130%	133%	137%	126%	129%
Stressed Outflow Coverage (3)	162%		149%		153%		143%	

(1) The LCR Average is calculated as the average of the preceding 12 months.

(2) The NSFR Average is calculated as the average of the preceding four quarters.

(3) NatWest Group's Stressed Outflow Coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months. The most severe outcome is selected from a range of scenarios comprising of market-wide, idiosyncratic and a combination of both. This assessment is performed in accordance with PRA guidance.

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated MREL in NatWest Group and operating subsidiaries and includes external issuances only. The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 246.

	2024				2023			
	Par value (1) £bn	Balance sheet value £bn	Regulatory value £bn	MREL value (2) £bn	Par value (1) £bn	Balance sheet value £bn	Regulatory value £bn	MREL value (2) £bn
CET1 capital (3)	24.9	24.9	24.9	24.9	24.4	24.4	24.4	24.4
Tier 1 capital: end-point CRR compliant AT1								
of which: NatWest Group plc (holdco)	5.3	5.3	5.3	5.3	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	5.3	5.3	5.3	5.3	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non-compliant								
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.1	0.1	-	-
Tier 2 capital: end-point CRR compliant								
of which: holdco	5.9	5.7	5.9	5.9	5.6	5.3	5.2	5.2
of which: opcos	-	-	-	-	-	-	-	-
	5.9	5.7	5.9	5.9	5.6	5.3	5.2	5.2
Tier 2 capital: end-point CRR non compliant								
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.2	0.3	-	-	0.2	0.3	-	-
	0.2	0.3	-	-	0.2	0.3	-	-
Senior unsecured debt securities								
of which: holdco	24.4	24.0	-	24.4	22.2	21.7	-	22.2
of which: opcos (4)	33.7	33.6	-	-	33.4	29.9	-	-
	58.1	57.6	-	24.4	55.6	51.6	-	22.2
Tier 2 capital								
Other regulatory adjustments	-	-	-	-	-	-	0.1	0.1
Total	94.5	93.9	36.1	60.5	89.8	85.6	33.6	55.8
RWAs				183.2				183.0
UK leverage exposure				607.8				562.8
MREL as a ratio of RWAs				33.0%				30.5%
MREL as a ratio of UK leverage exposure				9.9%				9.9%

(1) Par value reflects the nominal value of securities issued.
(2) MREL value reflects NatWest Group's interpretation of the Bank of England's current approach to setting a MREL, published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(3) Shareholders' equity was £39.4 billion (2023 - £37.2 billion).
(4) As per 2023, Intra group issuances were reported in Par value but on further clarification from BoE, it has been excluded from reporting in 2024.

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and internal issuances.

		NatWest Group plc £bn	NatWest Holdings Limited £bn	NWB Plc £bn	RBS plc £bn	NWM Plc £bn	NatWest Markets N.V. £bn	NWM Securities Inc.(6) £bn	RBS International Limited (7) £bn
Additional Tier 1	Externally issued	5.3	–	0.1	–	–	–	–	–
Additional Tier 1	Internally issued	–	3.9	3.3	0.5	1.5	0.2	–	0.3
		5.3	3.9	3.4	0.5	1.5	0.2	–	0.3
Tier 2	Externally issued	5.7	–	–	–	–	0.3	–	–
Tier 2	Internally issued	–	4.5	3.6	0.6	1.1	0.1	0.3	–
		5.7	4.5	3.6	0.6	1.1	0.4	0.3	–
Senior unsecured	Externally issued	24.0	–	–	–	–	–	–	–
Senior unsecured	Internally issued	–	13.3	6.6	1.1	4.4	–	–	0.3
		24.0	13.3	6.6	1.1	4.4	–	–	0.3
Total outstanding issuance		35.0	21.7	13.6	2.2	7.0	0.6	0.3	0.6

(1) For AT1 & Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.

(2) Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

(3) Internal issuance for NWB Plc and RBS Plc represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.

(4) The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries

(5) The above table does not include CET1 numbers.

(6) NWM Securities Inc - regulated under US broker dealer rules.

(7) RBS International limited - MREL resolution rules are under consultation in Jersey.

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile of NatWest Group's major wholesale funding programmes.

	As at and for year	Roll-off profile					
	ended 31 December 2024	H1 2025	H2 2025	2026	2027	2028 & 2029	2030 & later
Senior debt roll-off profile (1)	£m	£m	£m	£m	£m	£m	£m
NatWest Group plc	23,998	–	–	4,435	2,443	9,553	7,567
NWM Plc	27,060	6,288	4,750	6,530	4,686	4,277	529
NatWest Bank Plc	2,623	2,596	27	–	–	–	–
NWM N.V.	2,405	1,358	255	573	–	–	219
NatWest Bank Plc - Covered bonds	750	–	–	–	–	750	–
Total notes issued	56,836	10,242	5,032	11,538	7,129	14,580	8,315
Subordinated debt instruments roll-off profile (2)							
NatWest Group plc	5,743	997	–	941	585	2,669	551
NWM Plc	18	–	–	17	–	–	1
NWM N.V.	251	–	–	–	–	–	251
Total subordinated debt	6,012	997	–	958	585	2,669	803

(1) Based on final contractual instrument maturity.

(2) Based on first call date of instrument; however, this does not indicate NatWest Group's strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.

(3) The roll-off table is based on sterling-equivalent balance sheet values.

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	2024			2023		
	NatWest Group (1) £m	NWH Group (2) £m	UK DoL Sub £m	NatWest Group (1) £m	NWH Group (2) £m	UK DoL Sub £m
Cash and balances at central banks	88,617	58,313	57,523	99,855	68,495	67,954
High quality government/MDB/PSE and GSE bonds (3)	58,818	43,275	43,275	36,250	26,510	26,510
Extremely high quality covered bonds	4,341	4,340	4,340	4,164	4,164	4,164
LCR level 1 Eligible Assets	151,776	105,928	105,138	140,269	99,169	98,628
LCR level 2 Eligible Assets (4)	9,271	7,957	7,957	7,796	7,320	7,320
Primary liquidity (HQLA) (5)	161,047	113,885	113,095	148,065	106,489	105,948
Secondary liquidity	61,230	61,200	61,200	74,722	74,683	74,683
Total liquidity value	222,277	175,085	174,295	222,787	181,172	180,631

(1) NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2) NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3) Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4) Includes Level 2A and Level 2B.
(5) High-quality liquid assets abbreviated to HQLA.

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2024			2023		
	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m
Bank Deposits						
Repos	11,967	–	11,967	3,118	–	3,118
Other bank deposits (1)	9,708	9,777	19,485	5,836	13,236	19,072
	21,675	9,777	31,452	8,954	13,236	22,190
Customer Deposits						
Repos	1,363	–	1,363	10,844	–	10,844
Non-bank financial institutions	48,761	241	49,002	46,875	13	46,888
Personal	231,483	2,451	233,934	216,456	6,436	222,892
Corporate	149,086	105	149,191	150,718	35	150,753
	430,693	2,797	433,490	424,893	6,484	431,377
Trading liabilities (2)						
Repos (3)	29,752	810	30,562	26,634	268	26,902
Derivatives collateral	12,509	–	12,509	15,075	–	15,075
Other bank and customer deposits	627	268	895	768	382	1,150
Debt securities in issue - Medium term notes	20	237	257	418	288	706
	42,908	1,315	44,223	42,895	938	43,833
Other financial liabilities						
Customer deposits including repos	471	1,341	1,812	194	1,086	1,280
Debt securities in issue:						
Commercial paper and certificates of deposit	10,889	377	11,266	11,116	205	11,321
Medium term notes	11,118	34,967	46,085	6,878	32,625	39,503
Covered bonds	–	749	749	2,122	–	2,122
Securitisation	295	880	1,175	–	863	863
	22,773	38,314	61,087	20,310	34,779	55,089
Subordinated liabilities	1,051	5,085	6,136	1,047	4,667	5,714
Total funding	519,100	57,288	576,388	498,099	60,104	558,203
Of which: available in resolution (4)			*29,742*	*–*	*–*	*26,561*

(1) Includes £12.0 billion (2023 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2) Excludes short positions of £10.5 billion (2023 – £9.8 billion).
(3) Comprises central & other bank repos of £7.2 billion (2023 – £4.0 billion), other financial institution repos of £20.4 billion (2023 – £20.4 billion) and other corporate repos of £3.0 billion (2023 – £2.5 billion).
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £24.0 billion (2023 – £21.7 billion) under debt securities in issue (senior MREL) and £5.74 billion (2023 – £4.9 billion) under subordinated liabilities.

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group's banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis and are shown in total in the table below.

| | Banking activities | | | | | | | | | Trading | |
	Less than 1 months £m	1-3 months £m	3-6 months £m	6 months- 1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	activities £m	Total £m
2024											
Cash and balances at central banks	92,994	-	-	-	92,994	-	-	-	92,994	-	92,994
Trading assets	-	-	-	-	-	-	-	-	-	48,917	48,917
Derivatives	-	(2)	37	-	35	65	18	1	119	78,287	78,406
Settlement balances	2,085	-	-	-	2,085	-	-	-	2,085	-	2,085
Loans to banks - amortised cost	4,699	386	259	16	5,360	533	1	136	6,030	-	6,030
Loans to customers - amortised cost (1)	43,451	19,278	15,927	25,329	103,985	59,798	44,831	195,057	403,671	-	403,671
Personal	5,682	2,271	3,089	6,033	17,075	23,657	20,420	164,886	226,038	-	226,038
Corporate	19,003	5,762	3,794	8,033	36,592	29,353	20,506	25,721	112,172	-	112,172
Non-bank financial institutions	18,766	11,245	9,044	11,263	50,318	6,788	3,905	4,450	65,461	-	65,461
Other financial assets	2,840	3,263	2,478	5,832	14,413	16,083	11,563	20,381	62,440	803	63,243
Total financial assets	**146,069**	**22,925**	**18,701**	**31,177**	**218,872**	**76,479**	**56,413**	**215,575**	**567,339**	**128,007**	**695,346**
2023											
Total financial assets	153,397	22,051	17,695	26,226	219,369	71,664	54,626	208,215	553,874	125,050	678,924

(1) Loans to customers excludes £3.3 billion (2023 - £3.5 billion) of impairment provisions.

Capital, liquidity and funding risk continued

Contractual maturity (audited)

	Banking activities										
2024	Less than 1 months £m	1-3 months £m	3-6 months £m	6 months - 1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
Bank deposits excluding repos	4,857	260	284	4,307	9,708	9,629	81	67	19,485	-	19,485
Bank repos	10,692	954	321	-	11,967	-	-	-	11,967	-	11,967
Customer repos	1,363	-	-	-	1,363	-	-	-	1,363	-	1,363
Customer deposits excluding repos	373,869	21,381	16,416	17,664	429,330	2,709	14	74	432,127	-	432,127
Personal	202,658	5,728	8,010	15,087	231,483	2,450	1	-	233,934	-	233,934
Corporate	127,646	11,633	7,703	2,104	149,086	87	11	7	149,191	-	149,191
Non-bank financial institutions	43,565	4,020	703	473	48,761	172	2	67	49,002	-	49,002
Settlement balances	1,729	-	-	-	1,729	-	-	-	1,729	-	1,729
Trading liabilities	-	-	-	-	-	-	-	-	-	54,714	54,714
Derivatives	14	17	174	88	293	169	-	2	464	71,618	72,082
Other financial liabilities	3,473	6,266	3,074	9,960	22,773	19,729	13,429	5,156	61,087	-	61,087
CPs and CDs	3,390	2,329	2,792	2,378	10,889	377	-	-	11,266	-	11,266
Medium term notes	70	3,914	214	6,920	11,118	18,426	12,409	4,132	46,085	-	46,085
Covered bonds	-	-	-	-	-	-	749	-	749	-	749
Securitisations	-	-	-	295	295	7	-	873	1,175	-	1,175
Customer deposits including repos	13	23	68	367	471	919	271	151	1,812	-	1,812
Subordinated liabilities	-	42	1,007	2	1,051	1,523	2,623	939	6,136	-	6,136
Notes in circulation	3,316	-	-	-	3,316	-	-	-	3,316	-	3,316
Lease liabilities	10	16	23	45	94	146	93	297	630	-	630
Total financial liabilities	399,323	28,936	21,299	32,066	481,624	33,905	16,240	6,535	538,304	126,332	664,636
2023											
Total financial liabilities	392,957	27,195	22,914	22,236	465,302	31,146	22,787	5,956	525,191	125,762	650,953

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group's debt securities in issue and subordinated liabilities by residual maturity.

	Trading liabilities	Other financial liabilities						Total notes in issue
		Debt securities in issue						
2024	Debt securities in issue MTNs	Commercial paper and CDs	MTNs	Covered bonds	Securitisation	Subordinated liabilities	Total	
	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	20	10,889	11,118	-	295	1,051	23,353	23,373
1-3 years	35	377	18,426	-	7	1,523	20,333	20,368
3-5 years	42	-	12,409	749	-	2,623	15,781	15,823
More than 5 years	160	-	4,132	-	873	939	5,944	6,104
Total	257	11,266	46,085	749	1,175	6,136	65,411	65,668
2023								
Less than 1 year	418	11,116	6,878	2,122	-	1,047	21,163	21,581
1-3 years	48	205	16,188	-	297	1,877	18,567	18,615
3-5 years	-	-	11,953	-	376	1,874	14,203	14,203
More than 5 years	240	-	4,484	-	190	916	5,590	5,830
Total	706	11,321	39,503	2,122	863	5,714	59,523	60,229

The table below shows the currency breakdown.

| 2024 | GBP | USD | EUR | Other | Total |
	£m	£m	£m	£m	£m
Commercial paper and CDs	4,282	2,340	4,644	-	11,266
MTNs	5,015	20,089	18,233	3,005	46,342
Covered bonds	749	-	-	-	749
Securitisation	1,175	-	-	-	1,175
Subordinated liabilities	3,320	1,368	1,448	-	6,136
Total	14,541	23,797	24,325	3,005	65,668
2023					
Total	13,605	21,780	21,766	3,078	60,229

Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

The contractual maturity of loans to customers and customer deposits are shown below. The table demonstrates the maturity transformation role being performed by NatWest Group of lending long-term whilst relying largely on short-term funding. This is possible as the behavioural profiles of many customer deposits, which tend to be repayable on demand, show longer maturity and greater stability than their contractual agreements.

NatWest Group forms expectations on customer behaviours through both qualitative and quantitative techniques, incorporating observed customer behaviours over historic time periods, which includes the more recent periods of interest rate change. Customer behaviour assumptions are approved by the NatWest Group Balance Sheet Committee and have been used to prepare the funding gap analysis, which reduces maturity mismatch across the periods shown.

| | Contractual maturity | | | | | | | | | | | | Behavioural maturity | | | |
| | Loans to customers (1) | | | | Customer deposits | | | | Net surplus/(gap) | | | | Net surplus/(gap) | | | |
	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn
2024																
Retail Banking	12	40	156	208	192	2	–	194	180	(38)	(156)	(14)	(6)	(5)	(3)	(14)
Private Banking	3	6	9	18	42	–	–	42	39	(6)	(9)	24	15	10	(1)	24
Commercial & Institutional	53	59	32	144	201	1	–	202	148	(58)	(32)	58	10	54	(6)	58
Central items & other	–	–	–	–	1	–	–	1	1	–	–	1	1	–	–	1
Total	68	105	197	370	436	3	–	439	368	(102)	(197)	69	20	59	(10)	69
2023																
Total	66	105	189	360	421	7	–	428	355	(98)	(189)	68	28	50	(10)	68

(1) Loans to customers and customer deposits include trading assets and trading liabilities respectively and excludes reverse repos and repos.

— The net customer funding surplus increased by £1 billion during 2024 to £69 billion driven by a £11 billion increase in deposits and a £10 billion increase in loans to customers.
— The customer deposit mix was broadly similar to 2023, with additional prudence applied to customer account depositor behavioural assumptions.

Encumbrance (audited)

NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

NatWest Group categorises its assets into four broad groups, those that are:

— Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.
— Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.
— Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.
— Unencumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub and NatWest Markets Plc.

Capital, liquidity and funding risk continued

Balance sheet encumbrance

The table shows the retained encumbered assets of NatWest Group.

| 2024 | Encumbered as a result of transactions with counterparties other than central banks | | | Pre-positioned & encumbered assets held at central banks | Collateral ring-fenced to meet regulatory requirement | Unencumbered assets not pre-positioned with central banks | | | | Total (5) |
| | Covered debts | SFT, derivatives and other (1,2) | Total | | | Readily available | Other available (3) | Cannot be used (4) | Total | |
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	-	5.1	5.1	-	-	87.9	-	-	87.9	93.0
Trading assets	-	18.0	18.0	-	-	3.2	0.6	27.1	30.9	48.9
Derivatives	-	-	-	-	-	-	-	78.4	78.4	78.4
Settlement balances	-	-	-	-	-	-	-	2.1	2.1	2.1
Loans to banks - amortised cost	-	0.1	0.1	-	-	3.3	0.8	1.8	5.9	6.0
Loans to customers - amortised cost (6)	12.7	-	12.7	94.5	-	107.0	128.5	57.6	293.1	400.3
Other financial assets (7)	-	17.6	17.6	-	1.8	41.5	0.4	1.9	43.8	63.2
Intangible assets	-	-	-	-	-	-	-	7.6	7.6	7.6
Other assets	-	-	-	-	-	-	2.2	6.3	8.5	8.5
Total assets	12.7	40.8	53.5	94.5	1.8	242.9	132.5	182.8	558.2	708.0
2023										
Total assets	13.4	39.7	53.1	112.0	1.9	223.8	126.3	175.6	525.7	692.7

(1) Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.

(2) Derivative cash collateral of £8.0 billion (2023 - £9.9 billion) has been included in the encumbered assets.

(3) Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work.

(4) Cannot be used includes:
   a) Derivatives, reverse repurchase agreements and trading related settlement balances.
   b) Non-financial assets such as intangibles, prepayments and deferred tax.
   c) Loans that are not encumbered and cannot be pre-positioned with central banks on criteria set by the central banks, including those relating to date of origination and level of documentation.
   d) Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.

(5) In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.

(6) The pre-positioned and encumbered assets held at central banks of £94.5 billion includes the encumbered residential mortgages of £19.0 billion. £91.8 billion of residential UK mortgages are included in £107.0 billion readily available loans to customers.

(7) Other financial assets under SFT, derivatives and other include £0.5 billion of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

Market risk

NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 260. Pension-related activities also give rise to market risk. Refer to page 265 for more information on risk related to pensions.

Non-traded market risk

Definition (audited)

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Sources of risk (audited)

Non-traded market risk exists in all balance-sheet exposure that makes reference to market risk factors, when customer behaviour could impact the size and timing of the repricing or maturity of future cash flows, or when valuation of assets and liabilities is driven by market risk factors such as interest rates or foreign exchange rates.

The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk. Qualitative and quantitative information on these risk types is provided following the VaR table below.

Key developments in 2024

− In the UK, the Bank of England base rate fell to 4.75% at 31 December 2024 from 5.25% at 31 December 2023 as inflation pressures eased. However, the five-year sterling overnight index interest rate swap rate rose to 4.04% at 31 December 2024 from 3.38% at 31 December 2023. The corresponding ten-year rate also rose to 4.09% from 3.29%. The movement in swap rates reflects market expectations about the level of the UK base rate in the medium term, with expectations for the UK base rate being slightly higher at 31 December 2024 than at 31 December 2023.

− Overall, total non-traded market risk VaR decreased in 2024, on both an average and period-end basis. Interest rate VaR fell during most of 2024, reflecting action taken to manage down interest rate repricing mismatches across customer products. Credit spread VaR increased significantly in H2 2023 and continued to rise on average into 2024 due to relatively stable higher bond holdings in the liquidity portfolio throughout 2024.

NatWest Group's structural hedge notional decreased to £194 billion at 31 December 2024 from £207 billion at 31 December 2023. reflecting changes in the mix of the deposit base, including increased fixed-term deposits. Higher swap rates were reflected in a higher yield on the structural hedge, which rose to 1.77% in 2024 from 1.47% in 2023.

− The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve was a cumulative £739 million over three years at 31 December 2024, compared to £760 million at 31 December 2023. The main contributors to the sensitivity were managed margin deposits, including instant access savings and unhedged current accounts, and the structural hedge.

− Sterling weakened against the US dollar, to 1.25 at 31 December 2024 compared to 1.27 at 31 December 2023. It strengthened against the euro, to 1.20 at 31 December 2024 compared to 1.15 at 31 December 2023. Net investments in foreign operations increased by £0.2 billion in sterling-equivalent terms over the year. After hedging, residual structural foreign currency exposures were also higher, increasing, in sterling equivalent terms, by £0.2 billion.

Governance (audited)

Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function.

Non-traded market risk policy sets out the governance and risk management framework.

Risk appetite

Non-traded market risk appetite is approved by the Board. NatWest Group's qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set and are actively managed.

The risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy. For further information on risk appetite and risk controls, refer to pages 175 and 176. Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant non-traded market risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and Remuneration section.

Market risk continued

Risk measurement

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group's VaR metrics are explained on page 262. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2024				2023			
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	17.2	28.2	4.0	4.0	38.0	63.2	24.6	24.6
Credit spread	51.8	60.2	45.3	48.4	33.1	54.2	20.9	54.2
Structural foreign exchange rate	7.6	9.8	5.1	6.3	11.2	13.6	8.4	12.1
Equity	8.6	10.3	7.6	7.7	14.2	19.0	10.4	10.4
Pipeline risk (1)	8.5	17.3	3.4	6.1	3.3	7.1	1.4	7.1
Diversification (2)	(35.3)			(23.4)	(34.4)			(29.9)
Total	58.4	73.8	49.1	49.1	65.4	83.4	52.1	78.5

(1) Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

— Overall, total non-traded market risk VaR decreased in 2024, on both an average and period-end basis.
— Interest rate VaR fell during most of 2024, reflecting action taken to manage down interest rate repricing mismatches across customer products.
— Credit spread VaR increased significantly in H2 2023, continuing to rise on average into 2024 due to relatively stable higher bond holdings in the liquidity portfolio throughout 2024.
— Pipeline VaR increased on an average basis, reflecting small changes in the approach to mortgage pipeline risk management during the year which were complete by year-end.

Market risk continued

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises the following three primary risk types:

— Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
— Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.
— Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps.

Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective.

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by offsetting the positions against fixed-rate assets (such as fixed-rate mortgages) or by hedging positions externally using interest rate swaps, which are generally booked as cash-flow hedges of floating-rate assets, in order to reduce income volatility and provide a revenue stream in net interest income. (Further details on NatWest Group's cash-flow hedge accounting programme can be found in Note 13 in the Notes to the accounts.) Hence, the structural hedge is one component of a larger interest rate risk management programme.

After offsetting or hedging the interest rate exposure, NatWest Group attributes income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group's equity capital.

The table below shows incremental income, hedge income, the period-end and average notional balances attributed to the structural hedge, and the total yield. These are analysed between equity and products. Hedge income represents the fixed leg of the hedge, while incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

2024	Incremental income £m	Hedge income £m	Period end notional £bn	Average notional £bn	Total yield %
Equity	(694)	440	22	22	1.98
Product	(5,806)	3,039	172	174	1.75
Total	(6,500)	3,479	194	196	1.77

2023					
Equity	(611)	418	22	22	1.87
Product	(6,321)	2,822	185	199	1.42
Total	(6,932)	3,240	207	221	1.47

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2024, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 79%/21% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional, Retail Banking and Private Banking.

At 31 December 2024, approximately 93% by notional of total structural hedges were sterling-denominated.

— The structural hedge period-end notional fell £13 billion, reflecting changes in the mix of the deposit base, including increased fixed-term deposits.
— The five-year sterling swap rate rose to 4.04% at 31 December 2024 from 3.38% at 31 December 2023. The ten-year sterling swap rate also rose, to 4.09% from 3.29%. The structural hedge yield rose to 1.77% in 2024 from 1.47% in 2023.
— Hedge income rose by £239 million to £3,479 million from £3,240 million. Incremental income remained negative but fell year on year. This was mainly driven by the lower hedge notional despite a higher SONIA rate in 2024 compared to 2023.
— Incremental income represents the additional income an unhedged portfolio would earn from short-term cash rates. If the UK base rate were to fall, the difference between incremental income and total income would continue to fall.

Market risk continued

Interest rate risk measurement

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates.

In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

NatWest Group's standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date.

Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for NatWest Group's retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and NatWest Group's target maturity profile for the hedge.

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates ("managed margin").

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate.

A simple scenario is shown that projects forward earnings based on the 31 December 2024 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subjected to interest rate shocks.

The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points. In all scenarios, yield curves are assumed to move in parallel.

	+25 basis points upward shift			-25 basis points downward shift		
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
2024	£m	£m	£m	£m	£m	£m
Structural hedges	**41**	**125**	**212**	**(41)**	**(125)**	**(212)**
Managed margin	**121**	**116**	**124**	**(142)**	**(120)**	**(125)**
Total	**162**	**241**	**336**	**(183)**	**(245)**	**(337)**
2023						
Structural hedges	44	138	227	(44)	(138)	(227)
Managed margin	120	117	114	(125)	(121)	(105)
Total	164	255	341	(169)	(259)	(332)

(1) Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.

– The sensitivity of net interest earnings in all scenarios mainly reflects managed-margin deposits and the impact of higher or lower rates on structural hedge income.

Market risk continued

One-year 25 and 100-basis-point sensitivity table

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	2024				2023			
	Shifts in yield curve				Shifts in yield curve			
	+25 basis points	**-25 basis points**	**+100 basis points**	**-100 basis points**	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	**£m**	**£m**	**£m**	£m	£m		£m
Euro	**11**	**(7)**	**38**	**(43)**	7	(11)	38	(45)
Sterling	**131**	**(155)**	**531**	**(646)**	138	(139)	504	(577)
US dollar	**15**	**(16)**	**63**	**(71)**	14	(14)	54	(56)
Other	**5**	**(5)**	**19**	**(17)**	5	(5)	21	(22)
Total	**162**	**(183)**	**651**	**(777)**	164	(169)	617	(700)

Sensitivity of fair value through other comprehensive income (FVOCI) portfolios and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value and the bonds are generally classified as FVOCI for accounting purposes. Valuation changes arising from unexpected movements in market rates are initially recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in cash flow hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of bonds initially classified as FVOCI and swaps subject to cash flow hedge accounting to a parallel shift in all rates. Valuation changes affecting interest rate swaps that hedge bonds in the liquidity portfolio are also included. Where FVOCI bonds and swaps are booked in fair value hedge accounting relationships, the valuation change affecting both instruments would be recognised in the income statement. Cash flow hedges are assumed to be fully effective.

The effectiveness of cash flow and fair value hedge relationships is monitored and regularly tested in accordance with IFRS requirements. Note also that valuation changes affecting the cash flow hedge reserve affect tangible net asset value, but would not be expected to affect CET1 capital.

	2024				2023			
	+25 basis points	**-25 basis points**	**+100 basis points**	**-100 basis points**	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
FVOCI reserves	**(9)**	**9**	**(38)**	**31**	(1)	1	(10)	(1)
Cash flow hedge reserves	**(244)**	**249**	**(946)**	**1,027**	(251)	254	(981)	1,041
Total	**(253)**	**258**	**(984)**	**1,058**	(252)	255	(991)	1,040

- The sensitivity of FVOCI and cash flow hedge reserves was broadly stable in 2024 compared to 2023. The movement in cash flow hedge reserves in 2024 is shown in the statement of changes in equity on pages 296 to 298.

Market risk continued

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through other comprehensive income.

NatWest Group's bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures (refer to the non-traded market risk VaR table earlier in this section). Exposures and limit utilisations are reported to senior management on a regular basis. Dealing mandates in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

- **Structural foreign exchange rate risk** – mainly arises from the capital deployed in foreign subsidiaries and branches.
- **Transactional foreign exchange rate risk** – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
- **Forecast earnings or costs in foreign currencies** – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries and branches. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by deliberately maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in other comprehensive income and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are hedged by businesses on a regular basis in line with NatWest Group policy.

The table below shows structural foreign currency exposures.

2024	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures pre-economic hedges £m	Economic hedges (1) £m	Residual structural foreign currency exposures £m
US dollar	1,826	(598)	1,228	(1,228)	-
Euro	4,162	(2,351)	1,811	–	1,811
Other non-sterling	874	(372)	502		502
Total	6,862	(3,321)	3,541	(1,228)	2,313

2023					
US dollar	1,185	(228)	957	(957)	-
Euro	4,475	(2,585)	1,890	–	1,890
Other non-sterling	963	(429)	534	–	534
Total	6,623	(3,242)	3,381	(957)	2,424

(1) Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.

- Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Market risk continued

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity positions are carried on the balance sheet at fair value based on market prices where available. Equity positions may take the form of shares that are publicly listed on a recognised exchange, such as NatWest Group's investment in Permanent TSB, privately owned investments and shareholdings in industry participations including SWIFT. Further disclosure of NatWest Group's investments in equity shareholdings, fair value gains and losses and valuation techniques may be found in the notes to the consolidated financial statements.

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the CFO with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority.

Non-traded equity value at risk is monitored monthly and capital allocation to the risk is included in NatWest Group's annual Internal Capital Adequacy Assessment Process (ICAAP).

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the ICAAP.

Traded market risk

Definition (audited)

Traded market risk is the risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.

Sources of risk (audited)

NatWest Group is exposed to traded market risk through trading activities entered into by NatWest Markets where such risk arises from market-making activity and by facilitating customer-facing business that cannot be immediately offset with other customers or market participants. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Markets undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

The key categories of traded market risk are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

Key developments in 2024

— The year was marked by periods of increased market volatility reflecting UK political developments, global inflationary concerns, the ongoing Russia-Ukraine conflict and geopolitical tensions in the Middle East.
— The significant volatility in Gilts, sterling swaps and inflation entered the rolling window for VaR calculation during 2024. However, traded VaR and SVaR remained within appetite and, on an average basis, at similar levels compared to 2023, aided by NatWest Group's continued disciplined approach to risk-taking.

Governance (audited)

Traded market risk policy defines the key principles and approach to managing and reporting traded market risks across NatWest Group. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures.

Risk appetite

Traded market risk appetite is approved by the Board. NatWest Group's qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing. More details on these are provided on the following pages.

For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk's market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments and recalibrated to ensure that they remain aligned to NatWest Group RWA targets. Limit reviews focus on optimising the alignment between traded market risk exposure and capital usage.

To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. The risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

For more detail on risk appetite and risk controls, refer to pages 175 and 176.

Market risk continued

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant traded market risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and Remuneration section.

Monitoring and mitigation

Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, business segment and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, business segment and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting.

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set

using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee, the Board Risk Committee and the Board.

Measurement

NatWest Group uses VaR, SVaR and the incremental risk charge (IRC) to capitalise traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%.

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is

based on a historical simulation, utilising market data from the previous 500 days, and is sensitive to recent market conditions.

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

The performance and adequacy of the VaR model are tested regularly through the following processes:

— Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.
— Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly.
— Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 276. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

Market risk continued

One-day 99% traded internal VaR



<p style="text-align:center">
······· Total Trading VaR   ── Interest Rate VaR   ── Credit VaR   ── ── FX VaR   ── Equity VaR   ── Commodity VaR
</p>

Traded VaR (1-day 99%) (audited)
The table below shows one-day 99% internal VaR for NatWest Group's trading portfolios, split by exposure type.

	2024				2023			
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	6.6	12.1	3.0	3.8	9.8	19.3	4.3	7.4
Credit spread	7.7	10.1	5.6	5.6	6.2	7.1	4.9	6.8
Currency	2.0	6.7	0.5	1.3	2.3	7.0	0.9	1.8
Equity	0.1	0.3	-	-	-	0.1	-	0.1
Diversification (1)	(6.3)			(5.4)	(7.0)			(7.2)
Total	10.1	16.2	5.3	5.3	11.3	20.0	6.6	8.9

(1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

— On an average basis, traded VaR remained at similar levels in 2024 compared to 2023.
— The decrease in average total traded VaR and interest rate VaR, compared to 2023, reflected the decrease in curve risk in sterling and euro flow trading.

Market risk continued

VaR back-testing

The main approach employed to assess the VaR model's ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2024. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

	Back-testing exceptions	
	Actual	**Hypo**
Rates	-	-
Currencies	-	**3**
Credit	-	-
xVA	-	-

— The back-testing exceptions were driven by losses in Currencies in February, July and December 2024 due to increased foreign exchange and rates market volatility.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	2024				2023			
	Average	**Maximum**	**Minimum**	**Period end**	Average	Maximum	Minimum	Period end
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
Total internal traded SVaR	**56**	**136**	**31**	**41**	56	140	28	36

— Traded SVaR, on an average basis, remained at similar levels in 2024 compared to 2023.

Risks not in VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 177.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report.

Market risk continued

Market risk – linkage to balance sheet

The table below analyses NatWest Group's balance sheet by non-trading and trading business.

	2024			2023			
	Total	Non-trading business (1)	Trading business (2)	Total	Non-trading business (1)	Trading business (2)	Primary market risk factor
	£bn	£bn	£bn	£bn	£bn	£bn	
Assets							
Cash and balances at central banks	93.0	93.0	–	104.3	104.3	–	Interest rate
Trading assets	48.9	0.3	48.6	45.6	0.8	44.8	
Reverse repos	27.1	–	27.1	23.7	–	23.7	Interest rate
Securities	13.9	–	13.9	12.0	–	12.0	Interest rate, credit spreads, equity
Other	7.9	0.3	7.6	9.9	0.8	9.1	Interest rate
Derivatives	78.4	1.4	77.0	78.9	1.0	77.9	Interest rate, credit spreads, equity
Settlement balances	2.1	0.1	2.0	7.2	0.9	6.3	Settlement
Loans to banks	6.0	6.0	–	6.9	6.8	0.1	Interest rate
Loans to customers	400.3	400.3	–	381.4	381.4	–	Interest rate
Other financial assets	63.2	63.2	–	51.1	51.1	–	Interest rate, credit spreads, equity
Intangible assets	7.6	7.6	–	7.6	7.6	–	Interest rate, credit spreads, equity
Other assets	8.5	8.5	–	9.7	9.7	–	
Total assets	708.0	580.4	127.6	692.7	563.6	129.1	
Liabilities							
Bank deposits	31.5	31.5	–	22.2	22.2	–	Interest rate
Customer deposits	433.5	433.5	–	431.4	431.4	–	Interest rate
Settlement balances	1.7	–	1.7	6.6	–	6.6	Settlement
Trading liabilities	54.7	0.2	54.5	53.6	–	53.6	
Repos	30.6	–	30.6	26.9	–	26.9	Interest rate
Short positions	10.5	–	10.5	9.8	–	9.8	Interest rate, credit spreads
Other	13.6	0.2	13.4	16.9	–	16.9	Interest rate
Derivatives	72.1	1.0	71.1	72.4	1.2	71.2	Interest rate, credit spreads
Other financial liabilities	61.1	61.1	–	55.1	55.0	0.1	Interest rate
Subordinated liabilities	6.1	6.1	–	5.7	5.7	–	Interest rate
Notes in circulation	3.3	3.3	–	3.2	3.2	–	Interest rate
Other liabilities	4.6	4.6	–	5.3	5.3	–	
Total liabilities	668.6	541.3	127.3	655.5	524.0	131.5	

(1) Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded market risk VaR and fair value calculations. For more information refer to the non-traded market risk section.

(2) Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.

(3) Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

Pension risk

Definition

Pension risk is defined as the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.

Sources of risk

NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £29.5 billion of assets and £24.5 billion of liabilities at 31 December 2024 (2023 – £33.6 billion of assets and £26.5 billion of liabilities). Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group's pension obligations, including sensitivities to the main risk factors.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation.

During 2024, the Trustee of NatWest Group's largest scheme (the Main section of the NatWest Group Pension Fund) completed buy-in transactions with a third-party insurer (buy-in asset valued at £8.0 billion under IAS 19, covering around a third of the defined benefit obligation attributable to the Main section). Under the buy-in insurance contracts, the insurer makes payments to the scheme to cover pension benefits paid to members. As a result, the insured portion of the scheme is protected against all material longevity and investment risks.

These risks have been replaced with the risk that the insurer defaults on payments due to the scheme. The uninsured scheme assets continue to vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is therefore still exposed to the risk that the schemes' assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due.

In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

During 2024, the Court of Appeal upheld the initial High Court ruling in respect of Virgin Media v NTL Pension Trustees II Limited (and others), calling into question the validity of rule amendments made to defined benefit pension schemes contracted-out on a Reference Scheme Test basis between 6 April 1997 and 5 April 2016. Amendments to these pension schemes over this time required confirmation from the Scheme Actuary that the Reference Scheme Test would continue to be met. In the absence of such a confirmation, the Rule amendment would be void. There were no other developments on this matter as further disclosed in Note 5 to the consolidated financial statements since last year and it will be kept under review.

Key developments in 2024

— As mentioned previously, during the year, the Trustee of the Main section of the NatWest Group Pension Fund completed partial buy-in transactions, passing longevity and investment risk for the insured portion of the scheme to an insurer.

— The 31 December 2023 triennial valuation for the Main section was completed during 2024 with no requirement for any deficit contributions. Given the strong funding level, it was also agreed that employer future service contributions would cease from 1 January 2025. Contributions in respect of administrative expenses will continue.

Governance

Chaired by the Chief Financial Officer, the Asset & Liability Management Committee is a key component of NatWest Group's approach to managing pension risk. It considers the pension impact of the capital plan for NatWest Group and reviews the performance of NatWest Group's material pension funds and other issues material to NatWest Group's pension strategy. It also considers investment strategy proposals from the Trustee of the Main section. The Board reviews and, as appropriate, approves any material pension strategy proposals.

Risk appetite

Pension risk appetite is approved by the Board. NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has a pension risk appetite statement incorporating defined metrics against which risk is measured that is reviewed and approved at least annually by the Board on

the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy. Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the enterprise-wide risk management framework, is also in place and is subject to associated framework controls.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant pension risk matters are escalated through the Executive Risk Committee, Asset & Liability Management Committee and Board Risk Committee as appropriate and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee, whilst the Asset & Liability Management Committee receives updates on the performance of NatWest Group's material pension funds. Relevant pension risk matters are escalated to the Board as applicable. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year.

These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

Pension risk continued

The results of the stress tests and their consequential impact on NatWest Group's balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. The financial strength of the third-party insurer is monitored on a periodic basis by the Trustee and NatWest Group.

Mitigation

The Main section is now well-protected against interest rate and inflation risks following risk mitigation measures taken by the Trustee in recent years. This includes buy-in transactions completed during 2024, resulting in a low investment risk for the scheme.

If, in an extreme scenario, the insurer was unable to make payments due to the scheme under the buy-in insurance contracts, NatWest Group would continue to be responsible for financially supporting the scheme to meet pension benefits. However, there are strong mitigations in place against this risk, in particular the insurance regulatory regime.

The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world's reliance on fossil fuels, or that may otherwise promote environmental benefits.

Further details regarding the Main section Trustee's approach to managing climate change risk can be found in its Responsible Ownership Policy, its net zero commitment and its climate disclosures produced on an annual basis, as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021.

Compliance and conduct risk

Definition

Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes. The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage.

Sources of risk

Compliance and conduct risks exist across all stages of NatWest Group's relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information.

As set out in Note 25 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2024

– Further enhancements were made to the compliance and conduct framework, with the risk toolkits, risk standards and regulatory compliance operational policy framework being embedded throughout the year. Business areas also completed self-assessments against the Conduct Risk policy and Regulatory Compliance Risk policy to ensure risks are being measured and managed accurately and effectively.

–

– The NatWest Group-wide programme continued to make significant progress, with the second phase of Consumer Duty rules having come into force on 31 July 2024. Activity is now centred around embedding the requirements of the Duty, utilising improved data and analysis for reporting on good customer outcomes, and ensuring a consistent NatWest Group-wide approach to customer communications.

– In line with a NWM plea agreement with the US Department of Justice (DoJ) regarding historical spoofing conduct by former employees, an independent monitor was appointed in 2022. Now into the second year of the Monitorship, work continues to implement the enhancements recommended by the Monitor.

– The FCA Access To Cash Sourcebook (ATCS) was published in July 2024, with an implementation date of 18 September 2024. Following its publication, the branch closure programme paused its ongoing closures to conduct a comprehensive assessment of cash access services in any affected local areas. This included notifying impacted customers and, where necessary, completing additional actions before the closures took effect. Future proposed closures will be evaluated in accordance with ATCS requirements.

Governance

NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework.

To support ongoing oversight of the management of the compliance and conduct risk profile, there are a number of committees in place. These include a Consumer Duty Executive Steering Group and conflicts of interest meetings across both the first and second lines of defence.

Risk appetite

Regulatory compliance risk appetite and conduct risk appetite are approved by the Board. The risk appetite statement and associated measures for Compliance and Conduct risks are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans.

A range of controls is operated to ensure the business delivers good customer outcomes and is conducted in accordance with legal and regulatory requirements. A suite of risk policies, risk standards and regulatory compliance operational policies addressing compliance and conduct risks set appropriate standards across NatWest Group.

Examples of these include those relating to product mis-selling, customers in vulnerable situations, complaints management, cross-border activities and market abuse. Continuous monitoring and targeted assurance are carried out as appropriate.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee and the Board. Relevant compliance and conduct risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Compliance and conduct risks are measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes.

The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group's strategic planning cycle.

Mitigation

Activity to mitigate the most material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group.

Financial crime risk

Definition

Financial crime risk is the risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.

Sources of risk

Financial crime risk may be present if NatWest Group's customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group's products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business.

Key developments in 2024

- Continued significant investment was made to support the delivery of a multi-year transformation plan across financial crime risk management.
- Enhancements were made to technology, data quality, and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
- Financial crime roadshows and events were held throughout the year to further embed financial crime risk management culture and behaviours.
- There was active participation in public/private partnerships including the Joint Money Laundering Intelligence Taskforce and Data Fusion. In 2024, NatWest Group (together with seven other UK Banks) shared datasets with the National Crime Agency (NCA) and seconded staff to the NCA to form a

joint public/private intelligence team to work on the resulting risks identified, for reporting to law enforcement. This is a joint project, governed equally by the banks and the NCA, that has directly advanced high priority organised crime investigations and identified new criminal networks exploiting the UK's financial system.

Governance

The Financial Crime Executive Steering Group, which is jointly chaired by the Chief Risk Officer and the Group Chief Information Officer is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making and escalations to the Executive Risk Committee, Board Risk Committee and Executive Committee.

The Fraud Executive Steering Group, which is chaired by the Chief Information Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees.

Risk appetite

Financial crime risk appetite is approved by the Board. The risk appetite statements and associated measures for financial crime risk are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

There is no appetite to operate in an environment where systems and controls do not enable the effective identification, assessment, monitoring, management and mitigation of financial crime risk.

NatWest Group's systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses.

NatWest Group operates a framework with preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and guidance to ensure they operate effectively.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant financial crime risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Financial crime risks are identified and reported through continuous risk management and regular reporting to senior risk committees and the Board Risk Committee. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite.

Mitigation

Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers.

Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

Climate and nature risk

Definition

Climate and nature risk is the threat of financial loss or adverse non-financial impacts associated with climate change and nature loss respectively and the political, economic and environmental responses to it.

Sources of risk

Physical risks may arise from climate events such as heatwaves, droughts, floods, storms and nature-related events such as land or air pollution. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property, business interests and supply chains of its customers.

Transition risks may arise from the process of adjustment towards a low-carbon, nature restored economy. Changes in policy, technology and sentiment could prompt reassessment of customers' financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation of its own operations as well as supply chain disruption leading to financial impacts. Potential indirect effects include the impact on the wider economy, including on customers, which may erode NatWest Group's competitiveness and profitability, as well as threaten reputational damage.

Liability risks may arise should stakeholders consider NatWest Group's climate and nature risk management practices and disclosures insufficient, and responsible for or attributable to, stakeholders' losses. On the other hand, liability risks may also arise where some jurisdictions believe financial institutions have taken their sustainability-related initiatives too far, with some imposing sanctions in these circumstances.

As climate and nature risk is both a principal risk within NatWest Group's EWRMF, and a cross cutting risk, which impacts other principal risks, NatWest Group periodically refreshes its assessment of the relative impact of climate-related risk factors to other principal risks, where NatWest Group's exposure to a principal risk could be taken outside of appetite due to climate-related risk factors. In identifying climate-related risks and opportunities to NatWest Group, the period in which each is likely to occur, was assessed. Risks and opportunities deemed material to the five-year financial planning cycle were viewed as short-term. Aligned with the guidance of the Science Based Targets initiative for financial institutions, long-term was defined as beyond 15 years, while medium-term was defined as within the next five to 15 years[1].

The outcome of the latest assessment of the relative impact of climate-related risk factors to other principal risks is included in the table that follows. All principal risks in the table were identified as potentially impacted by climate risk, over short, medium and long-term time horizons.

Risk type	Risks to NatWest Group	Drivers	Identification and assessment
Credit risk	From the adverse impact on future credit worthiness of customers due to climate change risk factors impacting asset valuation, income and costs, for example, from increased flooding events. Mitigants include the use of operational limits in the residential mortgage portfolio (refer to page 60 of the NatWest Group plc 2024 Sustainability Report for more details) and the inclusion of climate considerations in sector strategy within the commercial portfolio.	Physical: acute, chronic[2] Transition: government policy and legislation, market, technology, reputation	Scenario analysis Portfolio level assessments Transaction level assessments
Compliance risk	Due to the need for NatWest Group to 'observe the letter and spirit' of all applicable laws and regulations relating to climate. Mitigants include the introduction of an environmental, social and governance regulatory compliance operational policy to give guidance on relevant regulatory expectations.	Physical: acute, chronic[2] Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Transaction level assessments
Conduct risk	Due to poor customer outcomes arising from the impacts of climate change including changes to financial stability or general wellbeing, which will either be supported or exacerbated by NatWest Group's conduct. Mitigants include additional checks on sustainability claims and applying product flaw controls.	Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Scenario analysis Transaction level assessments
Operational risk	Due to the increased likelihood and potential impact of business disruption or arising from new and changing policy standards. Mitigants include resilience and disclosure controls.	Physical: acute, chronic[2] Transition: government policy and legislation, market, technology, reputation	Scenario analysis Transaction level assessments
Reputational risk	Due to the risk of damage to NatWest Group's reputation arising from perceived impact on climate change or adequacy of actions taken in response when compared against ambitions and progress made by peers. Mitigants include the environmental, social and ethical risk framework.	Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Portfolio level assessments Transaction level assessments

(1) NatWest Group's climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to 'short', 'medium' and 'long-term' in climate reporting are not indicative of the meaning of similar terms used in NatWest Group's other disclosures.

(2) Acute – event-driven such as increased severity of extreme weather events (for example, storms, droughts, floods, and fires) or water, land or air pollution. Chronic – longer-term shifts in precipitation and temperature and increased variability in weather patterns (for example, sea level rise) or biodiversity loss.

Climate and nature risk continued

Key developments in 2024

The effective management of climate and nature risk requires the full integration of climate-related risk factors into strategic planning, transactions and decision-making. The approach has evolved since 2021 alongside NatWest Group's ongoing, multi-year progressive pathway to mature climate risk management capabilities, and in 2024:

— NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the integration of climate risk within its capital adequacy (ICAAP), impairment (IFRS 9) and risk management processes.
— NatWest Group partnered with climate experts from the University of Exeter to create bespoke climate risk scenario narratives that explore the range of physical and transition risks which could impact NatWest Group and its customers over the next five to ten years. These narratives are being used to inform the scenarios used by NatWest Group for a range of processes, as well as to enhance the overall understanding of the scale and complexity of near-term climate risks. Further details of the outcomes of NatWest Group's latest climate-related scenario analysis can be found in the NatWest Group plc 2024 Sustainability Report.
— NatWest Group began to roll out Climate Decisioning Framework (CDF) tools. These comprise climate risk scorecards and climate transition plan assessment tools. The roll-out was completed on a test and learn basis and the scorecard outputs do not drive credit risk decision-making as yet.

— In January 2024, the scope of the climate risk policy was expanded to recognise nature-related risks beyond climate change. NatWest Group's capability to manage climate risks is more mature than its capability to manage nature-related risks.
— Building on activity in 2023, NatWest Group enhanced its understanding of nature risks by completing a pilot Locate, Evaluate, Assess and Prepare (LEAP) assessment as recommended by the Taskforce on Nature-related Financial Disclosures. The pilot focused on a deep dive of three sectors in the Non-Personal portfolio.

Governance

The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group's overall business strategy and risk appetite.

Risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

The Chief Risk Officer shares accountability with the Chief Executive Officer under the Senior Managers Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks and policies, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks.

During 2024, the Group Executive Committee provided oversight of the latest iteration of NatWest Group's climate transition plan, progression in establishing partnerships and opportunities including oversight of progress against the NatWest Group climate and sustainable funding and financing target and ensuring the effective management of climate-related risks. Work continued in 2024 to mature NatWest Group's climate-related risk management capabilities.

The Group Executive Committee will continue to supervise strategic implementation and delivery, supported by the Climate Centre of Excellence, segments and functions.

Risk appetite

Climate risk appetite is approved by the Board. Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant climate risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

These risk appetite measures alongside additional segment-specific risk measures were used to inform climate risk reporting to senior risk management forums, linking risk management policies to NatWest Group's strategic priorities.

Monitoring and measurement

NatWest Group continues to enhance its processes to effectively measure the potential size and scope of climate-related risks, through the three approaches detailed below.

The approach to nature-related risks is not as mature as the approach to climate-related risks with the completion of the LEAP pilot being the first step in identifying and assessing nature-related risks.

Scenario analysis

NatWest Group focused on continuing to develop the capabilities to use scenario analysis to identify the most material climate risks for its customers, seeking to harness insights to inform risk management practices and support decision making.

Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise.

NatWest Group recognises a number of potential key use cases for climate scenario analysis, including, but not restricted to, the following:

— Regulatory stress testing requirements.
— Portfolio management.
— Strategic decision-making, capital adequacy and provisioning.

There are various challenges with climate scenario analysis, including in relation to the immaturity of modelling techniques (for example, not picking up tipping points such as the slow down/potential collapse of the Atlantic meridional overturning circulation (AMOC)) and limitations surrounding data on climate-related risks. In addition, there is significant uncertainty as to how the climate will evolve over time, how and when governments,

Climate and nature risk continued

regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Portfolio level assessment

NatWest Group uses a number of tools to undertake portfolio level assessments including operational limits in retail credit risk, stress analysis in market risk and heightened climate-related risk sector assessment in Non-personal credit risk. The latter seeks to identify sectors that are likely to see increased credit risks for NatWest Group because of climate-related factors, over a ten to 15-year horizon. A breakdown is included in the NatWest Group plc 2024 Sustainability Report.

NatWest Group also regularly considers the potential impact of existing and emerging regulatory requirements related to climate change at NatWest Group and subsidiary level, through external horizon scanning and monitoring of emerging regulatory requirements.

Transaction level assessment

Assessments are undertaken which consider anti-greenwashing factors within NatWest Group's marketing and communications processes. NatWest Group's suppliers are encouraged to undertake assessments which aim to improve sustainability performance.

Within the Non-Personal credit portfolio, NatWest Group uses its initial suite of climate risk scorecards and CDF tools to engage with its customers to support them in better understanding climate-related risks for their business and conduct climate transition plan assessments. In 2024, CDF tools were rolled out on a phased test and learn basis focused on business areas covering large corporates, mid-corporates, commercial real estate, housing associations and some financial institutions customer segments. Through this process, NatWest Group continues to build capability among first and second-line risk colleagues, and a culture where consideration of climate risk is part of the credit journey.

Mitigation

NatWest Group manages and mitigates climate-related risk in the Non-Personal portfolio through:

— Top-down portfolio assessments, including incorporating climate factors in the overall sector strategy, updating the environmental, social and ethical risk acceptance criteria in response to potential climate-related risks and applying climate-enhanced transaction acceptance standards.
— Bottom-up transaction assessments, including ensuring enhanced oversight for the largest lending climate transactions and use of qualitative climate risk scorecards, to provide a consistent and structured approach for understanding customer-specific exposure to climate-related risks.

During 2024, Commercial & Institutional continued to enhance pricing frameworks to embed climate considerations. These enable NatWest Group to support businesses to help address the climate challenge and to encourage Commercial & Institutional customers towards more sustainable, transition-aligned transactions.

In the residential mortgage portfolio, lending limits were applied based on climate characteristics, including: (i) exposure to EPC A and B rated properties, (ii) buy-to-let properties with potential EPC between D and G and (iii) flats, new builds and buy-to-let properties at high or very high risk of flood. Additionally, the credit policies do not allow buy-to-let mortgages to properties with an EPC rating between F and G. Limits are continually reviewed to reflect new flood risk data, risk profile and market conditions. Refer to page 213 for a breakdown of Personal exposure by EPC band, and page 212 for a breakdown of Personal exposure at high and very high risk of flooding by region.

NatWest Group continues to participate in a number of industry forums to help shape the financial service industry's response to the challenges posed by climate risk, including scenario analysis. An example is the Climate Financial Risk Forum, established by the PRA and the FCA.

NatWest Group also continues to engage actively with academia to ensure that best practice and the latest thinking on climate risks is considered within NatWest Group's work. For example, the work with University of Exeter as described previously.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, processes, transactions and assets appropriately. This includes human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. It also includes systems failure, theft of NatWest Group property, information loss, the impact of natural or man-made disasters and the threat of cyberattacks. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2024

- The continued embedding of the enhanced risk and control self-assessment approach with a focus on material operational risks and controls across key end-to-end processes.
- An enhanced approach to introduce a single risk and control performance assessment has been developed and tested during 2024. This will replace the current Control Environment Certification (CEC) approach from 2025.
- The automation of data-led insights into the operational risk profile to proactively drive management of the risks and oversight thereof.
- The embedding of robust operational risk appetite measures which provide comprehensive coverage of the key operational risks.

- The introduction of an effective and well-defined approach to leverage artificial intelligence to enhance controls articulation and manage controls data quality on an ongoing basis.

Governance

The risk governance arrangements in place for operational risk are aligned to the requirements set out in the Board approved enterprise-wide risk management framework and are consistent with achieving safety, soundness and sustainable risk outcomes.

Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group's ambitions to serve its customers better. Improved management of operational risk against defined risk appetite is vital for stability and reputational integrity.

To support ongoing oversight of the management of the operational risk profile an Operational Risk Executive Steering Committee is in place. This forum ensures all material operational risks are monitored and managed within appetite. The Board Risk Committee and Board receive updates on the outputs of the Operational Risk Executive Steering Committee as necessary.

Risk appetite

Operational risk appetite is approved by the Board and supports effective management of all operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group's operational risk appetite quantitative and qualitative statements encompass the full range of operational risks faced by its legal entities, businesses and functions.

The risk appetite statement and associated measures for operational risk are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant operational risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Mitigation

Risks are mitigated by applying key preventative and detective controls. This is an integral step in the risk self-assessment methodology which is used to determine residual risk exposure. Control owners are accountable for the design, execution, performance, and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness.

The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated. All residual risks that exceed the target appetite position are subject to action plans to bring them within appetite.

Supporting our understanding of control is the CEC process. This is a bi-annual process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks which supports certification that their business or function is compliant with the Internal Control over Financial Reporting (Sarbanes-Oxley Section 404) regulatory requirements and with the requirements

of the UK Corporate Governance Code section on Risk Management and Internal Controls.

CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to the Group Audit Committee and Board Risk Committee. They are also shared with external auditors.

Monitoring and measurement

Operational risk is measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board-level.

Risk and control self-assessments are used across business areas and support functions to identify and assess material non-financial risks (including operational risks, financial crime and conduct risks) and key controls. All risks and controls are mapped to NatWest Group's risk directory. Risk assessments are refreshed at least every two years or sooner in response to internal and external events to ensure they remain relevant and that they capture any emerging risks.

NatWest Group uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years' average historical gross income by coefficients set by the regulator based on business line.

Operational risk continued

As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of NatWest Group's Pillar 2A capital requirement.

Scenario analysis is used to assess how severe but plausible operational risks will affect NatWest Group. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for the operational risk capital requirement figures.

Operational resilience and cybersecurity

NatWest Group manages and monitors operational resilience through its enhanced risk and control self-assessment methodology. This is underpinned by setting and monitoring of forward-looking risk indicators and performance metrics for the operational resilience of important business services.

Significant progress has been made in meeting regulatory expectations for operational resilience, with involvement in a number of industry-wide operational resilience forums.

This enables a cross-sector view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally.

NatWest Group operates layered security controls and its architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in key risk policies[1], standards, processes and procedures.

Throughout 2024, NatWest Group continued to monitor and manage the threat landscape focusing on:

— Initial access brokers and nation states – increasingly sophisticated attacks from ransomware gangs and ongoing challenges given the geopolitical tensions that are increasing the likelihood of disruptive cyberattacks.
— Developments in innovation and technology, assessing the inherent risk and developing appropriate response to mitigate associated risks, for example artificial intelligence and cloud adoption.

As cyberattacks evolve, NatWest Group continues to invest in additional capability designed to defend against emerging risks.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk events with financial and non-financial impacts that meet defined criteria. Loss data is used for internal, regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of an Early Event Escalation process. NatWest Group has not experienced a material cybersecurity breach or associated material loss in the last three years.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group's financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2024 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance, against specific losses, including cyberattacks, and to comply with statutory or contractual requirements.

Operational risk continued

Percentage and value of events

At 31 December 2024, due to the release of unutilised conduct-related provisions, the value of losses assigned to the clients, products and business practices (CPBP) event category accounted for a negative 206% of all NWG's operational risk losses (a positive 72% in 2023).

| | Value of events | | | | Volume of events (1) | |
| | £m | | Proportion | | Proportion | |
	2024	2023	**2024**	2023	**2024**	2023
Fraud - external	**43**	62	**238%**	23%	**88%**	86%
Clients, products and business practices	**(37)**	199	**(206)%**	72%	**2%**	4%
Execution, delivery and process management	**8**	11	**45%**	4%	**-**	-
Employment practices and workplace safety	**1**	1	**8%**	-	**1%**	1%
Technology and infrastructure failures	**3**	2	**15%**	1%	**8%**	8%
Disasters and public safety	**-**	-	**-**		**1%**	1%
	18	275	**100%**	100%	**100%**	100%

(1)   The calculation in the table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

Cybersecurity Risk Management Processes

Our cybersecurity risk management forms an integral part of NatWest Group's overall enterprise-wide risk management framework (EWRMF) that is designed around a three lines of defence model. Specifically, management of cybersecurity risk is a subset of NatWest Group's wider operational risk management. To support our cybersecurity risk management, we have information and cybersecurity policies. These policies are reviewed at least annually and benchmarked against industry best practice standards, including the Information Security Forum: Standard Of Good Practice (ISF: SOGP) and relevant publications by competent authorities such as the National Cyber Security Centre (NCSC), to help us identify and remediate any gaps in our controls and procedures. Our policies are also aligned with a number of other international and industry standards, such as ISO 27001 and the National Institute of Standards and Technology Cyber Security Framework. In addition, NatWest Group is certified in Cyber Essentials Plus by the IASME Consortium Ltd (IASME), a recognised government owned scheme operated by the NCSC.

The information and cybersecurity policies form part of our internal process to support NatWest Group's annual attestation to its management's assessment of the effectiveness of its internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act.

Our cybersecurity risk management framework is designed to mitigate the impact of cybersecurity threats and incidents.

The framework also includes a structured approach for identifying and managing both internal cybersecurity incidents and external incidents impacting our third-party suppliers.

In addition, the framework includes a process for assessing the severity and source of a cybersecurity threat or incident, including in relation to third-party service providers, enabling us to implement mitigating controls as required and to inform NatWest Group's management and board of directors of any material impact.

The functions of our cybersecurity risk management framework are based on a three lines of defence model:

— NatWest Group's first line of defence is responsible for setting NatWest Group's information and cybersecurity risk management strategy and policies, including: delivering effective and efficient cybersecurity products and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. As part of the first line of defence we:

a) continue to invest significant resources in developing and improving our cybersecurity risk management processes and engage third-party service providers to independently review and test these processes at least annually.

b) support due diligence processes in respect of third-party service providers involved in our supply chain by defining minimum security requirements in line with industry practice that suppliers are contractually bound by. These minimum standards, among others, require suppliers to notify NatWest Group of any material cybersecurity incidents.

c) educate our employees and customers on cybersecurity threats and incidents on the basis of education and awareness programmes that are designed around the most relevant cybersecurity threats and incidents for NatWest Group. These programmes, including ethical phishing campaigns are reviewed regularly and updated based on changes to the cybersecurity threat landscape. Our employees are also required to participate in annual information security (including cybersecurity) trainings.

— As part of the second line of defence, a dedicated Operational Risk team is responsible for the assessment, identification and management of NatWest Group's cybersecurity risk and provides regular updates and opinions to senior risk committees of NatWest Group. These include monthly updates and escalations as required to the NatWest Digital X Risk Committee. The Operational Risk team also provides annual opinions to NatWest Group's Executive Risk Committee and Board Risk Committee.

Operational risk continued

— As part of the third line of defence, NatWest Group's Internal Audit team has a risk-based coverage approach to assess the adequacy of the design and operational effectiveness of key internal controls, governance and risk management, including in connection with cybersecurity risk. The frequency and scope of the internal audit coverage depends on the ongoing assessment of the key risks to NatWest Group.

Cybersecurity threats for 2024

NatWest Group is continuously exposed to cybersecurity threats across its business and supply chain, which are closely monitored by NatWest Group. In the year ended 31 December 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect NatWest Group. However, given the nature of cybersecurity threats, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, refer to the Risk Factors section – "NatWest Group is subject to increasingly sophisticated and frequent cyberattacks".

Board Cybersecurity Risk Oversight Board

The Board of Directors (Board) ensures there is a framework of prudent and effective controls which enables risks – including information and cyber security risk - to be assessed and managed. In addition to approving the EWRMF (including NatWest Group's risk appetite framework) on recommendation from the Group Board Risk Committee, the Board approves the risk appetite for principal risks, including operational risk of which information and cybersecurity is a component.

The Board monitors information and cybersecurity performance against risk appetite through the receipt of regular reporting and receives reporting on top and emerging risks, including the likelihood of a cyber-attack. The Board also considers material risks, including information and cybersecurity, and reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee (BRC)

In relation to information and cybersecurity risk, BRC provides oversight and advice to the Board on current and future risk exposures of NatWest Group and its subsidiaries; future risk profile including risk appetite; the approval and effectiveness of the EWRMF and the internal controls required to manage risk. It approves the enterprise-wide risk management strategy and oversees its effective delivery. BRC reviews all information and cybersecurity risk exposures and management's recommendations to monitor, control and mitigate such exposures. It also reviews NatWest Group's information and cybersecurity performance against risk appetite through the receipt of regular reporting, updates on top and emerging risks and updates from the first and second lines of defence and escalates matters to the Board as required.

Management responsible for managing information and cybersecurity risk

NatWest Group's first line of defence is responsible for setting NatWest Group's information and cybersecurity risk management strategy, including: delivering effective and efficient cybersecurity products, policies and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. NatWest Group's cybersecurity programmes are under the direction of the Chief Information Officer (CIO) who holds regulatory accountability under the Senior Managers and Certification Regime for defining and delivering NatWest Group's internal technology, infrastructure services and customer operations, including NatWest Group's IT strategy, cybersecurity, operational continuity, and resilience. The Chief Information Security Officer (CISO) reports to the CIO and receives regular reports from the cybersecurity team under his supervision. The CIO is an established Technology Leader with over 30 years of experience in Financial Services, joining NWG in 2022. Prior to 2022, the CIO spent eight years at Deutsche Bank where he held a number of roles including CIO for the Corporate and Investment Bank, Head of Technology for Financial Crime, CIO for the UK and Group CTO. Prior to joining Deutsche Bank, the CIO drove the technology strategy and innovation agenda for RBS Markets as their CIO and spent the early part of his career at JP Morgan.

The CISO, via the cybersecurity team, monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. The CISO and the cybersecurity team are experienced information security professionals with many years of experience in the information and cyber security industry. Prior to joining NatWest Group, the CISO was a technical director at Communications-Electronics Security Group (now known as the UK's National Cyber Security Centre) where he advised on securing some of the UK's most critical assets. He is a member of the Chartered Institute of Information Security (CIISec) and has spoken at a wide range of events on cyber security and related topics.

Model risk

Definition

Model risk is the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into estimates.

Sources of risk

NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), calculating regulatory capital and liquidity requirements and automation of operational processes.

Model applications may give rise to different risks depending on the business in which they are used. Model risk is therefore assessed separately for each franchise in addition to the overall assessment made for NatWest Group.

Key developments in 2024

— NatWest Group remained within model risk appetite throughout 2024.
— The Model Risk Management Enhancement Programme was set up to support NatWest Group's response to the PRA's Supervisory Statement 1/23 (SS1/23). A self-assessment against SS1/23 was completed, reviewed by the Board and submitted to the PRA. Effort was focused on implementing an enhanced model risk management framework, including an expanded model identification exercise and roll-out of a new model tiering approach.

— Model inventory design changes were carefully delivered to support the implementation of framework enhancements. Focus also continued on improving the completeness and accuracy of model risk data contained within the inventory through enhanced oversight metrics and targeted remediation work.

Governance

A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model validation leads. Model risk owners are responsible for model approval and ongoing performance monitoring. Model validation leads, in the second line of defence, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model's tier.

Business and function model management committees are used to escalate model risk matters to senior management where required.

The Model Risk Oversight Committee further enhances model risk governance by providing a platform for executive level discussion on emerging model risks, identification of systemic risks and the evolution of model risk management practices.

Risk appetite

Model risk appetite is approved by the Board. It is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. The model risk appetite statement and associated measures are reviewed and approved by the Board on the Board Risk Committee's recommendation at least

annually to ensure they remain appropriate and aligned to strategy.

Business areas are responsible for monitoring performance against appetite and remediating models outside appetite.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant model risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Model risk is measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board level.

Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model.

All models developed for use are assigned a model tier, based on the model's materiality and complexity. Risk based model tiering is used to prioritise risk management activities throughout the model lifecycle, and to identify and classify those models which pose the highest risk to NatWest Group's business activities, safety and/or soundness.

Validation of material models is conducted by an independent risk function comprising of skilled, well-informed subject matter experts. This is completed for new models or material amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic revalidation is aligned to the tier of the model. The

independent validation focuses on a variety of model features, including model inputs, model processing, model outputs, the implementation of the model and the quality of the ongoing performance monitoring. Independent validation also focuses on the quality and accuracy of the development documentation and the model's compliance with regulation.

The model materiality combined with the validation rating provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group.

Ongoing performance monitoring is conducted by model owners and overseen by the model validators to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses.

Mitigation

By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels.

Reputational risk

Definition

Reputational risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.

Sources of risk

The three primary drivers of reputational risk are: failure in internal risk management systems, processes or culture; NatWest Group's actions materially conflicting with stakeholder expectations; and contagion (when NatWest Group's reputation is damaged by failures in key sectors including NatWest Group's supply chain or other partnerships).

Key developments in 2024

— Reputational risk assessment guidance was updated. Colleagues in relevant roles received updated training on key aspects of the policy and framework.
— Enhancements were made to the environmental, social and ethical (ESE) risk framework, including implementation of the ESE human rights risk acceptance criteria.

Governance

A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk registers are used to manage reputational risks identified within relevant business areas. These are reported to the relevant business executive risk committee.

Material reputational risks to NatWest Group are escalated via the reputational risk register which is reported at every meeting of the Reputational Risk Committee. The Reputational Risk Committee also opines on matters that represent material reputational risks. The Executive and Board Risk Committees oversee the identification and reporting of reputational risk.

Risk appetite

Reputational risk appetite is approved by the Board. NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures which are reviewed and approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

The risk appetite statements and associated measures for reputational risk are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group seeks to identify, measure and manage risk aligned to stakeholder trust. However, reputational risk is inherent in NatWest Group's operating environment and public trust is a specific factor in setting reputational risk appetite.

Monitoring and measurement

Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and, where material, to the Reputational Risk Committee.

Additional principal risk indicators for material risks being monitored are also reported to the Reputational Risk Committee and to the Executive and Board Risk Committees.

Mitigation

Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

External events that could cause reputational damage are identified and mitigated through NatWest Group's top and emerging risks process (where sufficiently material) as well as through the NatWest Group and business-level reputational risk registers.

NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 25 to the consolidated financial statements for details of material matters currently affecting NatWest Group.



Financial statements

Independent auditors' report to the members of NatWest Group plc

Opinion

In our opinion:

– the financial statements of NatWest Group plc (the 'Parent Company') and its subsidiaries (together, the 'Group') give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2024 and of the Group's profit for the year then ended;

– the Group financial statements have been properly prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);

– the Parent Company financial statements have been properly prepared in accordance with UK adopted IAS as applied in accordance with section 408 of the Companies Act 2006 and IFRS as issued by the IASB; and

– the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of the Group and the Parent Company for the year ended 31 December 2024 which comprise:

Group:

– Consolidated balance sheet as at 31 December 2024;
– Consolidated income statement for the year then ended;
– Consolidated statement of comprehensive income for the year then ended;
– Consolidated statement of changes in equity for the year then ended;
– Consolidated cash flow statement for the year then ended;
– Accounting policies;
– Related Notes 1 to 33 to the financial statements;
– Annual remuneration report identified as 'audited';
– Risk and capital management section identified as 'audited'; and
– The Capital Requirements (Country-by-Country Reporting) Regulations report identified as 'audited'.

Parent Company:

– Balance sheet as at 31 December 2024;
– Statement of changes in equity for the year then ended;
– Cash flow statement for the year then ended; and
– Related Notes 1 to 12 to the financial statements, including critical accounting policy information.

The financial reporting framework that has been applied in their preparation is applicable law and UK adopted IAS, IFRS as issued by the IASB, and as regards to the Parent Company financial statements, as applied in accordance with section 408 of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent Company and we remain independent of the Group and the Parent Company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting included:

– In conjunction with our walkthrough of the Group's financial close process, we confirmed our understanding of management's going concern assessment process and engaged with management early to ensure all key factors were considered in their assessment;

– We evaluated management's going concern assessment which included assessing their evaluation of long-term business and strategic plans, capital adequacy, liquidity, and funding positions. Management also assessed these positions considering internal stress tests which included consideration of principal and emerging risks. The Group's risk profile and risk management practices were considered including capital risk, liquidity and funding risk, credit risk, earnings stability risk, traded market risk, non-traded market risk, pension risk, climate and nature risk, financial crime risk, model risk, operational risk, reputational risk, regulatory compliance risk and conduct risk;

– With the involvement of specialists, we evaluated management's assessment by considering the Group's ability to continue in operation and meet its liabilities under different scenarios including the impact of the Group's strategic plans, and the current uncertain geopolitical and economic outlook;

– Considered the results of the Group's stress testing; and

– We reviewed the Group's going concern disclosures included in the annual report for conformity with the reporting standards.

Independent auditors' report to the members of NatWest Group plc continued

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company's ability to continue as a going concern over the twelve months from the date when the financial statements are authorised for issue.

In relation to the Group and Parent Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

Overview of our audit approach

Audit scope	–	We performed an audit of the complete financial information of two components and audit procedures on specific balances for a further two components.
	–	We performed central procedures for certain audit areas and balances as outlined in the Tailoring the scope section of our report.
Key audit matters	–	Expected credit loss provisions
	–	Valuation of financial instruments with higher risk characteristics and fair value adjustments within NatWest Markets Plc (NWM)
	–	Pension valuation and net pension balance
	–	IT access management
	–	Recognition and impairment of investments in group undertakings in the Parent Company's accounts
Materiality	–	Overall Group materiality of £312 million (2023 - £316 million) which represents 5% of the profit before tax of the Group of £6,195 million (2023 - £6,178 million) adjusted for non-recurring conduct and litigation costs.
	–	Parent Company materiality of £312 million (2023 - £316 million), which is 0.6% (2023 - 0.6%) of equity of the Parent Company.

An overview of the scope of the Parent Company and Group audits

Tailoring the scope

In the current year our audit scoping has been updated to reflect the new requirements of ISA (UK) 600 (Revised). We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures, with input from our component audit teams, to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures. When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its business environment, the potential impact of climate change, the applicable financial framework, the Group's system of internal control at the entity level, the existence of centralised processes, applications and any relevant internal audit results.

The scoping for the current year is as follows:

Component	Scope	Key locations
NatWest Holdings Limited (NWH)	Full	United Kingdom
NatWest Markets Plc (NWM)	Full	United Kingdom, United States, Poland, India and Netherlands
The Royal Bank of Scotland International (Holdings) Limited (RBSI)	Specific	Channel Islands
RBS AA Holdings (UK) Limited (RBS AA Holdings)	Specific	United Kingdom

We determined that centralised audit procedures can be performed across the identified components in the following audit areas:

Independent auditors' report to the members of NatWest Group plc continued

Key audit area on which procedures were performed centrally	Component subject to central procedures
Financial control and reporting	All components
Modelled expected credit loss provisions	All components excluding RBSI
Pensions	All relevant components (NWH and NWM)
Recognition and impairment of investment in subsidiaries	NWG Parent Company
Information technology	All components
Provisions for customer redress, litigation and other regulatory matters	All relevant components (NWH, NWM and RBSI)
Taxation	All components

We identified all four components as individually relevant to the Group due to relevant events and conditions underlying the identified risks of material misstatement of the group financial statements being associated with the reporting components or a pervasive risk of material misstatement of the group financial statements or a significant risk or an area of higher assessed risk of material misstatement of the group financial statements being associated with the components.

For those individually relevant components, we identified the significant accounts where audit work needed to be performed at these components by applying professional judgement, having considered the group significant accounts on which centralised procedures will be performed, the reasons for identifying the financial reporting component as an individually relevant component and the size of the component's account balance relative to the group significant financial statement account balance.

We then considered whether the remaining group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the group financial statements. We did not identify additional scope required as we assessed the residual risk to not be material.

Having identified the components for which work will be performed, we determined the scope to assign to each component.

Our scoping to address the risk of material misstatement for each key audit matter is included in the Key audit matters section of our report.

The charts below illustrate the coverage obtained from the work performed by our audit teams. We considered total assets, total equity and total income to verify we had appropriate overall coverage. The audit scope of the specific scope components may not have included testing of all significant accounts within the components. However, the testing will have contributed to the total coverage of significant accounts tested for the overall Group.



Total assets   **Total equity**   **Total income**

- Full scope
- Specific scope
- Specified procedures

Total assets: 15%, 85%
Total equity: 100%
Total income: 12%, 84%

(1)   Full scope: audit procedures on all significant accounts.
(2)   Specific scope: audit procedures on selected accounts.
(3)   Specified procedures: audit procedures as designed by the Group audit team.

Involvement with component audit teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the Group audit engagement team, or by component audit teams operating under our instruction.

The Group audit engagement team interacted regularly with the component audit teams where appropriate throughout the course of the audit, which included holding planning meetings, maintaining regular communications on the status of the audits, reviewing key working papers and taking responsibility for the scope and direction of the audit process. The Group audit team continued to follow a programme of oversight that has been designed to ensure that the Senior Statutory Auditor, or another Group audit partner, has ongoing interactions with all in scope locations, including those outside the United Kingdom. The Group audit team interacted regularly with the component audit teams and maintained a continuous and open dialogue, as well as holding formal closing meetings quarterly, to ensure that the Group audit team were fully aware of their progress and results of their procedures. The Group audit team also reviewed key working papers and were responsible for the scope and direction of the audit process. Where relevant, the section on key audit matters details the level of involvement we had with component auditors to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

Stakeholders are increasingly interested in how climate change will impact the Group. The Group has determined that the most significant future impacts from climate change on its operations will be from credit risk, operational risk, reputational risk, conduct risk and regulatory compliance risk. These are explained in the required Task Force on Climate Related Financial Disclosures in the Strategic Report, and in the Climate and nature risk section within the Risk and capital management section. The Group has also explained their climate commitments in the Strategic Report. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in Accounting policies how they have reflected the impact of climate change in their financial statements, and the significant judgements and estimates relating to climate change. These disclosures also explain the uncertainty regarding governmental policy response, technology development and customer behaviours. The Group notes that many of the impacts will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period under the requirements of UK adopted IAS and IFRS as issued by the IASB. The Group has also explained within the Credit Risk section within the Risk and capital management section, their approach to quantifying the impact of climate transition policy within macroeconomic variables used in the calculation of expected credit losses.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating the Group's assessment of the impact of climate risk, physical and transition, their climate commitments and the significant judgements and estimates disclosed in Accounting policies, and whether these have been appropriately reflected in the asset values where these are impacted by future cash flows, and in the timing and nature of liabilities recognised, following the requirements of UK adopted IAS and IFRS as issued by the IASB. As part of this evaluation, we performed our own risk assessment, supported by our climate change and economic specialists, to determine the risk of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also evaluated the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures.

Based on our work, whilst we have not identified the impact of climate change on the financial statements to be a standalone key audit matter, we have considered the impact within the key audit matter for expected credit loss provisions, Valuation of financial instruments with higher risk characteristics within NWM, and Recognition and impairment of investments in group undertakings in the Parent Company's accounts. Details of our procedures and findings are included in our explanation of key audit matters below.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Expected credit loss (ECL) provisions	
At 31 December 2024 the Group reported total gross loans – amortised cost and fair value through other comprehensive income (FVOCI) of £410.2 billion (2023 - £392.0 billion) and £3.4 billion of expected credit losses (ECL) (2023 - £3.6 billion). Management's judgements and estimates are especially subjective due to significant uncertainty associated with the assumptions used. These include the impacts of continuing uncertain geopolitical and economic outlook. Aspects with increased complexity and judgements in respect of the timing and measurement of ECL include: – **Staging** – Completeness and accuracy of allocation of assets into stage 1, 2 and 3 using criteria in accordance with IFRS 9. – **Models and model assumptions** – Appropriateness of accounting interpretations, modelling assumptions and data used to calculate the ECL, including Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD). There is also complexity in assessing the adequacy of model performance in the current and forecasted economic environment. – **Economic scenarios** - Inputs, assumptions and weightings used to estimate the impact of multiple economic scenarios truly reflect the current macro-economic environment and are incorporated in the ECL appropriately as at 31 December 2024. – **Post-model adjustments (PMAs)** - Completeness and valuation of post-model adjustments which represent approximately 10% of total ECL (2023 - 13%), including adjustments required to address the limitation of models to adequately incorporate the risks of inflation, elevated interest rates, and other geopolitical and economic uncertainties, and the identification of vulnerable customers with higher risks of defaults than currently reflected; and	**Controls testing** - We evaluated the design and operating effectiveness of controls over the ECL process, including those over management's judgements and estimates. These controls, among others, covered: – the staging of assets per management's criteria, and their monitoring of stage effectiveness – model governance including development, monitoring and independent validation – input data accuracy and completeness – credit monitoring – the review and challenge of multiple economic scenarios approved – the governance and management review of post-model adjustments; and – the assessment and approval of individual provisions. **Overall assessment** - We performed an overall assessment of the ECL provision levels by stage to determine if they were reasonable by performing peer benchmarking and sensitivity analysis, to assess the impact of changing selected key assumptions on the ECL provision, taking into consideration the current macroeconomic environment. **Staging** - We evaluated the criteria used to allocate a financial asset to stage 1, 2 or 3 in accordance with IFRS 9. We recalculated the staging of the complete population of assets based on management's criteria and performed sensitivity analysis to assess the impact of different criteria on the ECL and the impact of selected collective staging downgrades to industries, geographic regions and high-risk populations that are exposed to recent economic, political or climate change stresses. On the non-personal portfolio, we tested credit monitoring which drives the probability of default estimates used in the staging calculation, we recalculated the risk ratings for a sample of performing loans and focused our testing on high-risk industries, such as commercial real estate, telecommunications, private markets, automotive, health, power, utilities, retail and leisure. **Models and model assumptions** - We selected a sample of models based on both quantitative and qualitative factors. We involved EY modelling specialists to test the assumptions, inputs, methodology and model build. This included a combination of assessing model design and formulae, alternative modelling techniques, recalculating the PD, LGD and EAD, and implementation of new models during the year. We also considered the results of the Group's internal model monitoring and validation results. To evaluate data quality, we agreed a sample of key data points to source systems, including data used to run the models and historic loss data to monitor models. We also tested the ECL data reconciliations from the calculation engine through to the general ledger and disclosures. **Economic scenarios** - We involved EY economic specialists to assist us in evaluating the base case and alternative economic scenarios, including evaluating probability weights. This assessment included the impacts of the current geopolitical and economic environment, as well as the impacts of climate change on the economic variables. We assessed whether forecasted macroeconomic variables such as GDP, unemployment rate, Consumer Price Index, UK Stock Price Index, Bank of England base rates and the House Price Index were appropriate. With the support of our credit modelling specialists, we evaluated the correlation and translation of the macroeconomic factors, including the impacts of alternative paths or weights to ECL.

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Expected credit loss (ECL) provisions continued	
− **Individual provisions** - Measurement of individual provisions including the assessment of multiple scenarios and probability weights, the impact of the current uncertain geopolitical and economic outlook on exit or recovery strategies, collateral valuations, and time to collect.	**Post-Model Adjustments (PMAs)** – We, along with our modelling and economic specialists, tested the appropriateness, adequacy and completeness of the PMAs held at year end in response to model and data limitations. This included challenging management's identification of retail customers vulnerable to price and rate increases, commercial sub-sectors susceptible to inflation and liquidity challenges, loss given default assumptions, and time to collect. We have also challenged the continued recognition of PMAs from previous years, by checking the latest default trends in specific cohorts. We also assessed the use of PMAs against the risk of double counting of either certain portfolios/customers or identified risks.
	Individual provisions - We recalculated and challenged the scenarios, assumptions, and cash flows for a sample of individual provisions including the alternative scenarios and probability weights assigned, involving EY valuation specialists where appropriate. The samples considered higher risk sectors, such as commercial real estate, telecommunications, automotive, health, power, utilities, retail and leisure. We considered the impact of the current geopolitical and economic outlook and climate change had on collateral valuations and time to collect as well as whether planned exit strategies remained viable.

How we scoped our audit to respond to the risk and involvement with component teams

We performed centralised procedures and full scope audit procedures over this risk, which covered 99% of the risk amount. Specific scope audit procedures pertaining to the RBSI component were undertaken by the component audit team, which covered 1% of the total risk amount. Total audit procedures covered 100% of the risk amount.

The majority of audit procedures were undertaken by the Group audit team for the components excluding RBSI, with component audit teams supporting and reporting on the following audit procedures:

− Specific key data testing impacting the ECL calculation, and the credit risk disclosures;
− Procedures over the valuation of a sample of individual provisions for cases managed outside of central restructuring; and
− Procedures over the valuation of a sample of individual loans not identified as impaired.

The Group audit team's involvement with the component teams and procedures performed included:

− Risk assessment procedures and determining the type and extent of work to be undertaken at each of the components;
− Regular interactions throughout the course of the audit, including planning meetings, maintaining regular communications on the status, and meetings on results and conclusions;
− Undertaking component site visits to the Channel Islands as necessary; and
− Reviewing key working papers and taking responsibility for the scope and direction of the audit process.

Key observations communicated to the Group Audit Committee

We are satisfied that the ECL provisions were reasonable and recognised in accordance with IFRS 9. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion:

− Effectiveness of the overall control environment, including the compensating controls identified by management, where deficiencies were identified.
− Results of our testing of models, model assumptions, the key data elements used for ECL calculation, including the reasonableness of the macroeconomic variables, scenarios and weightings used.
− Accuracy of staging and the reasonableness of management's staging criteria, and our independent sensitivity analysis on the staging criteria to assess appropriateness.
− Reasonableness and adequacy of the post-model adjustments recorded to reflect risk in the portfolios.
− Individually assessed impairments, the overall reasonableness of the provisions, including assumptions applied.

Relevant references in the Annual Report and Accounts

Credit Risk section of the Risk and capital management section identified as 'audited'
Accounting policies
Note 14 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Valuation of financial instruments with higher risk characteristics within NWM	
At 31 December 2024 the Group reported level 3 financial assets of £1.7 billion (2023 - £2.0 billion) and level 3 financial liabilities of £0.5 billion (2023 - £0.7 billion), which includes financial instruments with higher risk characteristics. The valuation of those financial instruments with higher risk characteristics can include significant judgement as outlined below. The fair value of these instruments can involve complex valuation models and significant fair value adjustments, both of which may be reliant on inputs where there is limited market observability. Management's estimates which required significant judgement include: — **Complex models** - Complex model-dependent valuations of financial instruments, which include interest rate swaps linked to pre-payment behaviour and interest rate options with exotic features. — **Illiquid inputs** - Pricing inputs and calibrations for illiquid instrument, including fair value loan exposures for which there is no active market. Additionally derivative instruments whose valuation is dependent on discount rates associated with complex collateral arrangements; and — **Fair value adjustments** - the appropriateness of fair value adjustments made to derivative valuations including Funding Valuation Adjustments (FVA), Credit Valuation Adjustments (CVA), relating to derivative counterparties whose credit spread may not be observable, and material product and deal specific adjustments on long dated derivative portfolios.	Controls testing: We evaluated the design and operating effectiveness of controls relating to financial instrument valuation including independent price verification, valuation models governance, collateral management, income statement analysis, and the associated controls over relevant information technology systems. We also observed the Valuation Committees where valuation inputs, assumptions and adjustments were discussed and approved. We involved our financial instrument valuation and modelling specialists to assist us in performing procedures including the following: — **Complex models** - Testing complex model-dependent valuations by performing independent revaluation to assess the appropriateness of models and the adequacy of assumptions and inputs used by the Group. — **Illiquid inputs** - Independently re-pricing instruments that had been valued using illiquid pricing inputs, using alternative pricing sources where available, to evaluate management's valuation. — **Fair value adjustments** - Comparing fair value adjustment methodologies to current market practice and assessing the appropriateness and adequacy of the valuation adjustment framework in light of emerging market practice and changes in the risk profile of the underlying portfolio; and revaluing a sample of counterparty level FVA and CVA, comparing funding spreads to third party data, independently challenging illiquid CVA inputs, and testing material product and deal specific adjustments on the long-dated derivatives portfolio. Throughout our audit procedures we considered the current uncertain geopolitical and economic outlook, including market volatility and the impact of climate change on the valuation of financial instruments. We performed analysis focusing on long-dated illiquid positions to understand if there were indicators that pricing did not appropriately capture climate related risks. In addition, we assessed whether there were any indicators of aggregate bias in financial instrument marking and methodology assumptions. We performed back-testing analysis of recent trade activity and asset disposals to evaluate the drivers of significant differences between book value and trade value to assess the impact on the fair value of similar instruments within the portfolio. We performed an analysis of significant collateral discrepancies with counterparties to assess the potential impact on the fair value of the underlying (and similar) financial instruments.

Independent auditors' report to the members of NatWest Group plc continued

Valuation of financial instruments with higher risk characteristics within NWM continued
How we scoped our audit to respond to the risk and involvement with component teams

The component audit team performed full scope audit procedures over this risk at the NWM component, which covered 100% of the risk amount. The Group audit team's involvement with the component teams and procedures performed included:

– Risk assessment procedures and determining the type and extent of work to be undertaken by the component;
– Regular interactions throughout the course of the audit, including planning meetings, maintaining regular communications on the status, and meetings on results and conclusions; and
– Reviewing key working papers and taking responsibility for the scope and direction of the audit process.

Key observations communicated to the Group Audit Committee

We are satisfied that the assumptions used by management to reflect the fair value of financial instruments with higher risk characteristics are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee:

— Complex model-dependent valuations were appropriate based on the output of our independent revaluations, analysis of trade activity, assessment of the output of the independent price verification process, inspection of collateral disagreements and peer benchmarking.
— The fair value estimates of hard-to-price financial instruments appropriately reflected pricing information available at 31 December 2024.
— Valuation adjustments applied to derivative portfolios for credit, funding and other risks were recorded in accordance with the requirements of IFRS considering trade activity for positions with common risk characteristics, analysis of market data and peer benchmarking.

Relevant references in the Annual Report and Accounts
Accounting policies
Note 10 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Pension valuation and net pension asset	
The Group operates a number of defined benefit schemes which in aggregate are significant in the context of the overall balance sheet. At 31 December 2024, the Group reported a net pension asset of £110 million (2023 - £102 million) comprising £190 million of schemes in surplus and £80 million of schemes in deficit (2023 - £201 million and £99 million, respectively). The net pension asset is sensitive to changes in the key judgements and estimates, including the effects of the current uncertain geopolitical and economic outlook and associated market volatility, which include: – **Assumptions** - Actuarial assumptions and inputs including discount rate, inflation, pension payments and longevity to determine the valuation of retirement benefit liabilities; – **Valuations** - Pricing inputs and calibrations for illiquid or complex model-dependent valuations of certain investments held by the schemes; – **Funding** – the pension schemes have adequate liquidity to cover for any shortfall in derivative asset prices as a result of current economic conditions; and – **Augmentation cap** - Quantification of trustees' rights to unilaterally augment benefits (Augmentation cap) to determine the recognition of surplus.	**Controls testing** - We evaluated the design and operating effectiveness of controls over the defined benefit obligation process including the setting of actuarial assumptions, the data inputs used in the actuarial calculation and the measurement of the fair value of the schemes' assets. **Assumptions** - We involved our actuarial specialists to evaluate the actuarial assumptions used to calculate the defined benefit obligation by comparing them to ranges independently developed from third party sources and market practice. We assessed the impact on pension liabilities due to changes in financial, demographic and longevity assumptions over the year, and whether these were supported by objective external evidence and rationales, including the effects of current uncertain geopolitical and economic outlook, including market volatility. **Valuations** - We tested the fair value of scheme assets by independently calculating the fair value for a sample of the assets held. Our sample included cash, equity and debt instruments, derivative financial instruments, and illiquid assets. We involved our valuation specialists to assess the appropriateness of management's valuation methodology used in the valuation of the complex, illiquid and buy-in insurance assets including the judgements made in the determining significant assumptions used. We independently re-priced illiquid and complex assets that had been valued using unobservable market inputs, using alternative pricing sources where available, to evaluate management's valuations. **Funding** – We assessed whether the pension schemes have adequate funding to cover for any shortfall in derivative asset prices given the current economic conditions. **Augmentation cap and equalisation adjustments** - We involved our actuarial specialists to assess the estimation of the Augmentation cap including the inputs used in the calculation. We also assessed the methodology and judgements made in calculating these estimates and the associated accounting treatment in accordance with IAS 19 and IFRIC 14. **Disclosure** - We assessed the adequacy of the disclosures made in the financial statements, including the appropriateness of the assumptions, sensitivities and disclosures over investment strategy and risk management.
How we scoped our audit to respond to the risk and involvement with component teams	
We performed full scope audit procedures over this risk, undertaken by the Group audit team, which covered 100% of the risk amount.	
Key observations communicated to the Group Audit Committee	
We are satisfied that the valuation and disclosure of the net pension balance are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee: – Our benchmarking of key actuarial assumptions including the discount rate, inflation, longevity and pension payments concluded that assumptions were within a reasonable range. – No material differences were identified from our testing including our independent valuation testing for a sample of pension assets. – Management's accounting for the buy-in transactions during the year was appropriate. – Management's estimate of the impact of the augmentation cap was reasonable and the methodology consistent with IAS 19 and IFRIC 14.	
Relevant references in the Annual Report and Accounts	
Accounting policies Note 5 to the financial statements	

NatWest Group plc 2024 Annual Report and Accounts

⌂ | Strategic report | Financial review | Governance and remuneration | Risk and capital management | **Financial statements** | Additional information | **288**

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
IT access management	
The IT environment is complex and pervasive to the operations of the Group due to the large volume of transactions processed in numerous locations daily, with extensive reliance on automated controls. Appropriate IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. This risk is also impacted by the growing dependency on third parties, increasing use of cloud platforms, decommissioning of legacy systems, and migration to new systems. Such controls contribute to mitigating the risk of potential fraud or errors as a result of changes to applications and data. The Group has implemented user access management controls across IT applications, databases and operating systems. We have identified user access-related deficiencies in the past and similar thematic issues have been noted in the current year, and thus the risk of inappropriate access remains.	We evaluated the design and operating effectiveness of IT general controls over the applications, operating systems and databases that are relevant to financial reporting. We tested user access by assessing the controls in place for in-scope applications, in particular testing the addition and periodic recertification of users' access. We continue to focus on key controls enforced by the Group's user access management tools, including ensuring the completeness of user data, automated identification of movers and leavers and the adequacy of the overall control environment in addressing access-related IT risks to financial reporting. There have been no significant changes in the suite of access management controls operated by the Group in the current year. For systems outsourced to third party service providers, we tested IT general controls through evaluating the relevant Service Organisation Controls ("SOC") reports (where available). This included assessing the timing of the reporting, the controls tested by the service auditor and whether they addressed relevant IT risks. We also tested required complementary user entity controls performed by management. Where a SOC report was not available, we identified and reviewed compensating business controls to address risks to financial reporting. Several systems have been migrated to a cloud-hosted infrastructure model, however access management processes and controls remained in-house, and they formed part of our testing. Where control deficiencies were identified, we tested remediation activities performed by management and/or compensating controls in place and assessed the impact, of any residual risk over financial statement reporting. We also performed a further aggregation analysis of access management deficiencies identified by EY, management, and Internal Audit to consider the pervasiveness of findings identified, and the impact on our overall approach to access management testing. We noted that no further changes to our approach were required.
How we scoped our audit to respond to the risk and involvement with component teams	
All audit work performed to address this risk was undertaken by the Group audit team.	
Key observations communicated to the Group Audit Committee	
Based on our testing procedures, including validating management's remediation activities, and testing of compensating controls, we are satisfied that reliance can be placed upon IT controls impacting material financial reporting systems. The following matters were reported to the Group Audit Committee: – Overall, in combination with compensating controls, we are satisfied that the Group's overall IT control environment appropriately supports the financial reporting process. – While improvements have been made to further standardise IT access management processes and controls, there are still IT applications relevant to financial reporting which make use of bespoke tools and/or processes to perform access-related controls. Control deficiencies continued to be observed in these areas, which led to an increase in the overall number of reported IT control deficiencies requiring remediation by management.	

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Recognition and impairment of investments in group undertakings in the Parent Company's accounts.	
At 31 December 2024 the Parent Company reported investments in group undertakings of £53.4 billion (2023 - £52.6 billion).	**Controls testing** - We evaluated the design and operating effectiveness of controls over the key judgemental inputs (macroeconomic assumptions including interest rates, business forecasts and capital). In addition, we have assessed the controls over the methodology, models and methods utilised in the Value in Use (VIU) calculation.
Management assessed investments in subsidiaries of the Parent Company, as at 31 December 2024, for indicators of impairment or that impairment charges recognised in prior periods should be reversed in accordance with IAS 36. Where indicators have been identified, management assess any asset impairment based upon value in use. As a result of the assessment management concluded that in the Parent Company's accounts the carrying amount investments in group undertakings is recoverable.	**Assumption and model testing:** — Tested the mathematical accuracy of the models and calculations utilised in the VIU computation. — Challenged the reasonableness and achievability of management forecasts from a combination of historical performance, benchmarking with external data and evaluating underlying business strategies. — Engaged specialists to evaluate the appropriateness of significant assumptions (macroeconomic, modelling assumptions and inputs). — Assessed the sensitivity of the VIU to reasonable variations in significant assumptions, both individually and in aggregate.
These estimates are based on the five-year revenue and cost forecasts and the output of a subsequent value in use computation, within which we identify the following key judgements / estimates: — Profitability estimates; — Macroeconomic assumptions; — Capital forecasts; and — Modelling assumptions and inputs (including discount rate and long-term growth rate).	**Disclosure** - We challenged and verified the adequacy of the information disclosed in the Parent Company's annual accounts in accordance with applicable standards and regulations.
How we scoped our audit to respond to the risk and involvement with component teams	
Procedures performed to respond to this risk were undertaken by the Group audit team, which covered 100% of the risk amount pertaining to the Parent Company.	
Key observations communicated to the Group Audit Committee	
We are satisfied that the carrying value of investments in group undertakings in the Parent Company's accounts were reasonable and recognised in accordance with IFRS. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion: — Effectiveness of the overall control environment, including management's identification of compensating controls where deficiencies were identified; — Reasonableness of the methodologies, judgements and assumptions used by management to conclude upon the recognition of the related balances; — Management's approach to estimating the recoverable amounts for the subsidiaries of the Group is reasonable. Given that the Group's investment in NatWest Holdings shows indicators of impairment we focused on performing reasonable stresses on the VIU assumptions and ensuring these are appropriately disclosed.	
Relevant references in the Annual Report and Accounts	
Accounting policies Note 8 to the Parent Company financial statements	

In the prior year, our auditor's report included a key audit matter in relation to provisions for customer redress, litigation and other regulatory matters. We did not consider this to be a key audit matter in the current year due to the resolution of several matters, reducing the assessed risk and audit effort. Further, we have refined one of the key audit matters in the current year, to now exclude the recognition of deferred tax assets, due to the reduced sensitivity of the recognised asset to the underlying forecast and impairment of goodwill due to the significant headroom associated.

Independent auditors' report to the members of NatWest Group plc continued

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £312 million (2023 - £316 million), which is 5% (2023 - 5%) of the profit before tax of the Group of £6,195 million (2023 - 6,178 million) adjusted for non-recurring conduct and litigation costs. We believe removing these non-recurring charges reflects the most useful measure for users of the financial statements and is consistent with the prior year. The 5% basis used for Group materiality is consistent with the wider industry and is the standard for listed and regulated entities.

We determined materiality for the Parent Company to be £312 million (2023 - £316 million), which is 0.6% (2023 - 0.6%) of equity of the Parent Company. We believe this reflects the most useful measure for users of the financial statements as the Parent Company's primary purpose is to act as a holding company with investments in the Group's subsidiaries, not to generate operating profits and therefore a profit- based measure is not relevant.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 75% (2023: 75%) of our planning materiality, namely £234 million (2023 - £237 million). We have based the percentage of performance materiality on a number of considerations, including the number and amount of identified misstatements, the effectiveness of the control environment and other factors affecting the entity and its financial reporting.

Audit work was undertaken at component teams for the purpose of responding to the assessed risks of material misstatement of the group financial statements. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £104 million to £208 million (2023 - £107 million to £207 million).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £16 million (2023 - £16 million), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the Annual Report and Accounts, including the Strategic report, Financial review, Corporate governance, Report of the Group Nominations and Governance Committee, Report of the Group Audit Committee, Report of the Group Board Risk Committee, Report of the Group Sustainable Banking Committee, Report of the directors, Risk and capital management, Non-IFRS financial measures, Risk factors, Material contracts, and Additional information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

– the information given in the Strategic report and the Report of the directors for the financial year for which the financial statements are prepared is consistent with the financial statements and those reports have been prepared in accordance with applicable legal requirements;

– the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 in the Disclosure Rules and Transparency Rules sourcebook made by the Financial Conduct Authority (the FCA Rules), is consistent with the financial statements and has been prepared in accordance with applicable legal requirements; and

– information about the Group's corporate governance statement and practices and about its administrative, management and supervisory bodies and their committees complies with rules 7.2.2, 7.2.3 and 7.2.7 of the FCA Rules.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the:

– Strategic report or the Report of the directors; or
– the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 of the FCA Rules.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

– adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
– the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
– certain disclosures of directors' remuneration specified by law are not made; or
– we have not received all the information and explanations we require for our audit; or
– a Corporate Governance Statement has not been prepared by the Group.

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the UK Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

– Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified;
– Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate;
– Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities;
– Directors' statement on fair, balanced and understandable;
– Board's confirmation that it has carried out a robust assessment of the emerging and principal risks;
– The section of the annual report that describes the review of effectiveness of risk management and internal control systems; and
– The section describing the work of the audit committee.

Responsibilities of directors

As explained more fully in the Statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Independent auditors' report to the members of NatWest Group plc continued

The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

– We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the regulations, licence conditions and supervisory requirements of the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA); Companies Act 2006; and the Sarbanes Oxley Act (SOX).

– We understood how the Group is complying with those frameworks by making inquiries of management, internal audit and those responsible for legal and compliance matters. We also reviewed correspondence between the Group and banking regulatory bodies in relevant jurisdictions; reviewed minutes of the NWG Board and Risk Committees; and gained an understanding of the Group's governance framework.

– Conducted a review of correspondence with (and reports from) the banking regulators in relevant jurisdictions, including the PRA and the FCA.

– Carried out an assessment of matters reported on the Group's whistleblowing programmes where these related to the financial statements.

– We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by considering the controls established to address risks identified to prevent or detect fraud. We also assessed the risks of fraud in our key audit matters. Our procedures over our key audit matters and other significant accounting estimates included challenging management on the assumptions and judgements made in determining these estimates.

– We designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved inquiries of internal and external legal counsel, executive management, internal audit and reading reports of reviews performed by external legal counsel. We also tested controls and performed procedures to respond to any financial statement impacts of non-compliance with laws and regulations. These procedures were performed by both the Group audit team and component audit teams with oversight from the Group audit team.

– Identified and tested journal entries, including those posted with certain descriptions or unusual characteristics, backdated journals or posted by infrequent and unexpected users.

– The Group operates in the banking industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities, involving specialists where appropriate.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

– Following the recommendation from the Group Audit Committee, we were appointed by the Group at its annual general meeting on 4 May 2016 to audit the financial statements of the Group for the year ending 31 December 2016 and subsequent financial periods.

– The period of total uninterrupted engagement including previous renewals and reappointments is 9 years, covering periods from our appointment through 31 December 2024.

– The audit opinion is consistent with the additional report to the Group Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Javier Faiz (Senior statutory auditor)
for and on behalf of Ernst & Young LLP,
Statutory Auditor
London, United Kingdom
13 February 2025

Consolidated income statement

For the year ended 31 December 2024

	Note	2024 £m	2023 £m	2022 £m
Interest receivable		**25,187**	21,026	12,637
Interest payable		**(13,912)**	(9,977)	(2,795)
Net interest income	1	**11,275**	11,049	9,842
Fees and commissions receivable		**3,175**	2,983	2,915
Fees and commissions payable		**(708)**	(653)	(623)
Trading income		**825**	794	1,133
Other operating income		**136**	579	(111)
Non-interest income	2	**3,428**	3,703	3,314
Total income		**14,703**	14,752	13,156
Staff costs		**(4,061)**	(3,901)	(3,716)
Premises and equipment		**(1,211)**	(1,153)	(1,112)
Other administrative expenses		**(1,819)**	(2,008)	(2,026)
Depreciation and amortisation		**(1,058)**	(934)	(833)
Operating expenses	3	**(8,149)**	(7,996)	(7,687)
Profit before impairment losses		**6,554**	6,756	5,469
Impairment losses	14	**(359)**	(578)	(337)
Operating profit before tax		**6,195**	6,178	5,132
Tax charge	7	**(1,465)**	(1,434)	(1,275)
Profit from continuing operations		**4,730**	4,744	3,857
Profit/(loss) from discontinued operations, net of tax		**81**	(112)	(262)
Profit for the year		**4,811**	4,632	3,595
Attributable to:				
Ordinary shareholders		**4,519**	4,394	3,340
Paid-in equity holders		**283**	242	249
Non-controlling interests		**9**	(4)	6
		4,811	4,632	3,595
Earnings per ordinary share - continuing operations	8	**52.5p**	49.2p	36.5p
Earnings per ordinary share - discontinued operations	8	**1.0p**	(1.2p)	(2.7p)
Total earnings per share attributable to ordinary shareholders - basic (2)	8	**53.5p**	47.9p	33.8p
Earnings per ordinary share - fully diluted continuing operations	8	**52.1p**	48.9p	36.2p
Earnings per ordinary share - fully diluted discontinued operations	8	**1.0p**	(1.2p)	(2.6p)
Total earnings per share attributable to ordinary shareholders - fully diluted	8	**53.1p**	47.7p	33.6p

(1) At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

(2) In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

Consolidated statement of comprehensive income

For the year ended 31 December 2024

	2024	2023	2022
	£m	£m	£m
Profit for the year	4,811	4,632	3,595
Items that do not qualify for reclassification			
Remeasurement of retirement benefit schemes	(166)	(280)	(840)
Changes in fair value of credit in financial liabilities designated at FVTPL	(33)	(39)	50
FVOCI financial assets	6	17	59
Tax	59	79	187
	(134)	(223)	(544)
Items that do qualify for reclassification			
FVOCI financial assets	(25)	49	(457)
Cash flow hedges (1)	622	1,208	(3,277)
Currency translation	5	(619)	241
Tax	(178)	(361)	1,067
	424	277	(2,426)
Other comprehensive income/(losses) after tax	290	54	(2,970)
Total comprehensive income for the year	5,101	4,686	625
Attributable to:			
Ordinary shareholders	4,809	4,448	370
Paid-in equity holders	283	242	249
Non-controlling interests	9	(4)	6
	5,101	4,686	625

(1) Refer to footnotes 6 and 7 of the Consolidated statement of changes in equity.

Consolidated balance sheet

As at 31 December 2024

	Note	2024 £m	2023 £m
Assets			
Cash and balances at central banks	9	**92,994**	104,262
Trading assets	12	**48,917**	45,551
Derivatives	13	**78,406**	78,904
Settlement balances		**2,085**	7,231
Loans to banks - amortised cost	9	**6,030**	6,914
Loans to customers - amortised cost	9	**400,326**	381,433
Securities subject to repurchase agreements		**13,555**	8,764
Other financial assets excluding securities subject to repurchase agreements		**49,688**	42,338
Other financial assets	15	**63,243**	51,102
Intangible assets	16	**7,588**	7,614
Other assets	17	**8,396**	9,662
Total assets		**707,985**	692,673
Liabilities			
Bank deposits	9	**31,452**	22,190
Customer deposits	9	**433,490**	431,377
Settlement balances		**1,729**	6,645
Trading liabilities	12	**54,714**	53,636
Derivatives	13	**72,082**	72,395
Other financial liabilities	18	**61,087**	55,089
Subordinated liabilities	19	**6,136**	5,714
Notes in circulation		**3,316**	3,237
Other liabilities	20	**4,601**	5,202
Total liabilities		**668,607**	655,485
Ordinary shareholders' interests		**34,070**	33,267
Other owners' interests		**5,280**	3,890
Owners' equity	21	**39,350**	37,157
Non-controlling interests		**28**	31
Total equity		**39,378**	37,188
Total liabilities and equity		**707,985**	692,673

The accounts were approved by the Board of directors on 13 February 2025 and signed on its behalf by:

Richard Haythornthwaite
Chair

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

NatWest Group plc
Registered No. SC45551

Consolidated statement of changes in equity

For the year ended 31 December 2024

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (8) £m	Retained earnings £m	Other reserves				Total owners' equity £m	Non controlling interests £m	Total equity £m
					Fair value £m	Cash flow hedging (6,7) £m	Foreign exchange £m	Merger £m			
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners											
- continuing operations				4,721					4,721	9	4,730
- discontinued operations				81					81		81
Other comprehensive income											
Realised gains in period on FVOCI equity shares				54	(54)				-		-
Remeasurement of retirement benefit schemes				(166)					(166)		(166)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(33)					(33)		(33)
Unrealised losses					(40)				(40)		(40)
Amounts recognised in equity						(872)			(872)		(872)
Retranslation of net assets							(194)		(194)		(194)
Gains on hedges of net assets							122		122		122
Amount transferred from equity to earnings					21	1,494	77		1,592		1,592
Tax				48	19	(166)	(20)		(119)		(119)
Total comprehensive income				4,705	(54)	456	(15)	-	5,092	9	5,101
Transactions with owners											
Ordinary share dividends paid				(1,505)					(1,505)	(12)	(1,517)
Paid-in equity dividends paid				(283)					(283)		(283)
Shares repurchased during the period (1,2,3)	(711)		711	(2,176)					(2,176)		(2,176)
Securities issued in the year	-	1,390		-					1,390		1,390
Employee share schemes				17					17		17
Shares vested under employee share schemes			175						175		175
Share-based payments				23					23		23
Own shares acquired (2)			(540)						(540)		(540)
At 31 December 2024	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378

For the notes to this table refer to page 298.

Consolidated statement of changes in equity continued

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (8) £m	Retained earnings £m	Other reserves: Fair value £m	Other reserves: Cash flow hedging (6,7) £m	Other reserves: Foreign exchange £m	Other reserves: Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners											
- continuing operations				4,748					4,748	(4)	4,744
- discontinued operations				(112)					(112)		(112)
Other comprehensive income											
Realised gains in period on FVOCI equity shares				1	(1)				-		-
Remeasurement of retirement benefit schemes				(280)					(280)		(280)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(39)					(39)		(39)
Unrealised gains					22				22		22
Amounts recognised in equity						187			187		187
Retranslation of net assets							(239)		(239)		(239)
Gains on hedges of net assets							107		107		107
Amount transferred from equity to earnings (4)					44	1,021	(487)		578		578
Tax				84	(12)	(336)	(18)		(282)		(282)
Total comprehensive income				4,402	53	872	(637)	-	4,690	(4)	4,686
Transactions with owners											
Ordinary share dividends paid				(1,456)					(1,456)	(5)	(1,461)
Paid-in equity dividends paid				(242)					(242)		(242)
Shares repurchased during the period (1,2,3)	(856)		856	(2,057)					(2,057)		(2,057)
Employee share schemes				14					14		14
Shares vested under employee share schemes			114						114		114
Share-based payments				(35)					(35)		(35)
Own shares acquired (2)			(359)						(359)		(359)
Acquisition of subsidiary										32	32
At 31 December 2023	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188

For the notes to this table refer to the following page.

Consolidated statement of changes in equity continued

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (8) £m	Retained earnings £m	Other reserves: Fair value £m	Other reserves: Cash flow hedging (6,7) £m	Other reserves: Foreign exchange £m	Other reserves: Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2022	12,629	3,890	351	12,966	269	(395)	1,205	10,881	41,796	7	41,803
Profit/(loss) attributable to ordinary shareholders and other equity owners											
- continuing operations				3,851					3,851	6	3,857
- discontinued operations				(262)					(262)		(262)
											-
Other comprehensive income											-
Realised gains in period on FVOCI equity shares				113	(113)				-		-
Remeasurement of retirement benefit schemes				(840)					(840)		(840)
Changes in fair value of credit in financial liabilities											-
designated at FVTPL due to own credit risk				50					50		50
Unrealised gains					(570)				(570)		(570)
Amounts recognised in equity						(2,973)			(2,973)		(2,973)
Retranslation of net assets							512		512		512
Losses on hedges of net assets							(266)		(266)		(266)
Amount transferred from equity to earnings					172	(304)	(5)		(137)		(137)
Tax				181	140	901	32		1,254		1,254
Total comprehensive income				3,093	(371)	(2,376)	273	-	619	6	625
Transactions with owners											
Ordinary share dividends paid				(1,205)					(1,205)	(5)	(1,210)
Special dividends paid				(1,746)					(1,746)	-	(1,746)
Paid-in equity dividends paid				(249)					(249)		(249)
Shares repurchased during the period (1,2,3)	(929)		929	(2,054)					(2,054)		(2,054)
Redemption of preference shares (5)				(750)					(750)		(750)
Employee share schemes				6					6		6
Shares vested under employee share schemes			113						113		113
Share-based payments				(6)					(6)		(6)
Tax on redemption of paid-in equity		-		(36)					(36)		(36)
At 31 December 2022	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496

(1) NatWest Group plc repurchased and cancelled 173.3 million (2023 - 460.3 million, of which 2.3 million were settled in January 2024, 2022 - 379.3 million) shares. The total consideration of these shares excluding fees was £450.9 million (2023 - £1,151.7 million of which 4.9 million were settled in January 2024, 2022 - £829.3 million), as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(2) In June 2024, there was an agreement to buy 392.4 million (May 2023 - 469.2 million, March 2022 - 549.9 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 316.2 pence per share (May 2023 - 268.4 pence per share, March 2022 - 220.05 pence per share) for the total consideration of £1.2 billion (2023 - £1.3 billion, 2022 - £1.2 billion). NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(3) In November 2024, there was an agreement to buy 262.6 million ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 380.8p per share for the total consideration of £1,005.0 million. NatWest Group cancelled all the shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(4) Includes £460 million foreign exchange recycled to profit or loss upon completion of a capital repayment by UBIDAC.
(5) Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of foreign exchange unlocking.
(6) The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and an increase in swap rates in the year. The portfolio of hedging instruments are predominantly receive fixed swaps.
(7) As referred in Note 13, the amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks and customer deposits.
(8) Other statutory reserves consist of Capital redemption reserves of £3,218 million (2023 - £2,507 million, 2022 - £1,651 million) and Own shares held reserves of £868 million (2023 - £503 million, 2022 - £258 million).

Consolidated cash flow statement

For the year ended 31 December 2024

	Note	**2024** **£m**	2023 £m	2022 £m
Cash flows from operating activities				
Operating profit before tax from continuing operations		**6,195**	6,178	5,132
Operating profit/(loss) before tax from discontinued operations		**81**	(112)	(262)
Adjustments for:				
Non-cash and other items	26	**4,365**	3,208	1,203
Change in operating assets and liabilities	26	**(7,267)**	(25,679)	(48,447)
Income taxes paid		**(1,602)**	(1,033)	(1,223)
Net cash flows from operating activities [1,2]		**1,772**	(17,438)	(43,597)
Cash flows from investing activities				
Sale and maturity of other financial assets		**41,618**	25,195	36,975
Purchase of other financial assets		**(53,961)**	(44,906)	(23,510)
Income received on other financial assets		**1,829**	1,099	659
Net movement in business interests and intangible assets	27	**(1,919)**	4,601	5,420
Sale of property, plant and equipment		**198**	128	154
Purchase of property, plant and equipment		**(464)**	(811)	(639)
Net cash flows from investing activities		**(12,699)**	(14,694)	19,059
Cash flows from financing activities				
Issue of paid-in equity		**1,390**	–	–
Issue of subordinated liabilities		**1,386**	611	648
Redemption of subordinated liabilities		**(999)**	(1,250)	(3,693)
Interest paid on subordinated liabilities		**(459)**	(439)	(374)
Issue of MRELs		**5,051**	3,973	3,721
Maturity and redemption of MRELs		**(2,854)**	(4,236)	(4,992)
Interest paid on MRELs		**(885)**	(844)	(703)
Shares repurchased		**(2,716)**	(2,416)	(2,054)
Dividends paid		**(1,800)**	(1,703)	(3,205)
Net cash flows from financing activities		**(1,886)**	(6,304)	(10,652)
Effects of exchange rate changes on cash and cash equivalents		**(1,166)**	(1,189)	2,933
Net decrease in cash and cash equivalents		**(13,979)**	(39,625)	(32,257)
Cash and cash equivalents at 1 January		**118,824**	158,449	190,706
Cash and cash equivalents at 31 December	29	**104,845**	118,824	158,449

(1) Includes interest received of £24,996 million (2023 – £20,345 million, 2022 – £12,638 million) and interest paid of £13,689 million (2023 – £8,871 million, 2022 – £2,357 million).

(2) The total cash outflow for leases is £95 million (2023 – £122 million; 2022 – £170 million), including payment of principal amount of £79 million (2023 – £102 million, 2022 – £145 million) which are included in the operating activities.

Accounting policies

This section includes the basis of preparation and critical and material accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgement and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new, or amendments to existing, accounting standards, from when they are effective from and, we are assessing their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include these accounting policies, the accompanying notes to the financial statements on pages 307 to 378 and the audited sections of the Risk and capital management section on pages 171 to 277 which together from an integral part of the primary financial statements.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (refer to the Report of the directors) and in accordance with UK-adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and material accounting policies and related judgements are set out below.

The financial statements are presented on an historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS effective from 1 January 2024 on our financial statements was immaterial.

We have applied the exception from the accounting requirements for deferred taxes in IAS 12 Income taxes in respect of Pillar 2 income taxes issued by the IASB in May 2023. Accordingly, we have not recognised or disclosed information about deferred tax assets and liabilities related to Pillar 2 income taxes.

Our consolidated financial statements incorporate the results of NatWest Group plc and the entities it controls. Control arises when we have the power to direct the activities of an entity so as to affect the return from the entity. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. The consolidated financial statements are prepared under consistent accounting policies.

A subsidiary is included in the consolidated financial statements at fair value on acquisition from the date it is controlled by us until the date we cease to control it through a sale or a significant change in circumstances.

Changes in our interest in a subsidiary that do not result in us ceasing to control that subsidiary are accounted for as equity transactions.

We apply accounting for associates and joint arrangements to entities where we have significant influence, but not control, over the operating and financial policies. We assess significant influence by reference to a presumption of voting rights of more than 20%, but less than 50%, supplemented by a qualitative assessment of substantive rights which include representation at the Board of Directors and significant exchange of managerial personnel or technology amongst others.

Investments in associates and joint ventures are recorded upon initial recognition at cost and increased or decreased each period by the share of the subsequent levels of profit or loss. Other changes in equity are considered in line with their nature.

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results.

How Climate risk affects our accounting judgements and estimates
Business planning
Key financial estimates are based on management's latest five-year revenue and cost forecasts. The outputs from this forecast affect forward-looking accounting estimates.

Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. In 2024, our scenario planning was enhanced by the further integration of NatWest Group's climate transition plan, including the assessment of climate-related risks and opportunities.

Our Climate transition plan includes an assessment of:

- changes in products, services and business operations to support customer transition towards net zero;
- financial impacts of supporting customer transition, including investment required. The linkage between our financial plan and our Climate transition plan will continue to be developed and refreshed annually as part of the financial planning cycle;
- the climate impact of policies, using the UK Climate Change Committee (UK CCC) Balanced Net Zero (BNZ) pathway scenario, aligned with the UK's Sixth Carbon Budget. In addition, we have used the credibility ratings for sectoral policies provided by the UK CCC 2024 Progress Report, published in July, to the Parliament to develop a BNZ adjusted pathway to reflect estimated time delays of these policies.

There remains considerable uncertainty regarding this policy response, including the effect of wider geo-political uncertainty on governmental ambitions regarding climate transition and the effect of decarbonisation on wider economic growth, technology development and customer behaviours.

Accounting policies continued

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgements and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

— The classification of financial instruments linked to climate, or other sustainability indicators. Consideration is given to whether the effect of climate-related terms prevent the instrument cashflows being solely payments of principal and interest.

— The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

Effect of climate change in the estimation of expected credit loss

We are monitoring the effect of the physical and transition consequences of climate change on our experience of loan loss. We use available information regarding the effect of climate transition policy largely driven by carbon prices as an adjustment to macroeconomic factors that are used as inputs to the models that generate PD and LGD outcomes, which are key inputs to the ECL calculation. The determination of whether specific loss drivers and climate events generate specific losses is ongoing and is necessary to determine how sensitive changes in ECL could be to climate inputs.

Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector-specific risks, and whether additional adjustments are required, includes expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate transition policies may directly affect our positions.

2. Critical accounting policies

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of our financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results. Management's consideration of uncertainty is outlined in the relevant sections, including the ECL estimate in the Risk and capital management section.

Information used for significant estimate

Policy	Judgement	Estimate	Further information
Deferred tax	Determination of whether sufficient sustainable taxable profits will be generated in future years to recover the deferred tax asset.	Our estimates are based on the five-year revenue and cost forecasts (which include inherent uncertainties).	Note 7
Fair value – financial instruments	Classification of a fair value instrument as level 3, where the valuation is driven by unobservable inputs.	Estimation of the fair value, where it is reasonably possible to have alternative assumptions in determining the FV.	Note 10
Loan impairment provisions	Definition of default against which to apply PD, LGD and EAD models. Selection of multiple economic scenarios. Criteria for a significant increase in credit risk. Identification of risks not captured by the models.	ECL estimates contain a number of measurement uncertainties (such as the weighting of multiple economic scenarios) and disclosures include sensitivities to show the impact on other reasonably possible scenarios.	Note 14

Changes in judgements and assumptions could result in a material adjustment to those estimates in future reporting periods.

Accounting policies continued

2.1. Deferred tax

Deferred tax is the estimated tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and the carrying amount for tax purposes in the future. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent their recovery is probable.

Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax asset recoverability is based on the level of supporting eligible and available deferred tax liabilities we have and of our future taxable profits. These future taxable profits are based on our five-year revenue and cost forecasts and the expectation of long-term economic growth beyond this period. The five-year forecast takes account of management's current expectations of competitiveness and profitability. The long-term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

2.2. Fair value – financial instruments

We measure financial instruments at fair value when they are classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss and fair value through other comprehensive income and they are recognised in the financial statements at fair value. All derivatives are measured at fair value.

We manage some portfolios of financial assets and financial liabilities based on our net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (refer to 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

2.3. Loan impairment provisions: expected credit losses (ECL)

At each balance sheet date each financial asset or portfolio of financial assets measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment (other than those classified as held for trading) is assessed for impairment. Any change in impairment is reported in the income statement.

Loss allowances are forward-looking, based on 12-month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

ECL is a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. Following a significant increase in credit risk, ECL is adjusted from 12 months to lifetime. This will lead to a higher impairment charge.

The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate transition policies may directly affect our positions.

Judgement is exercised as follows:

— **Non-modelled portfolios** – use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.

— **Multiple economic scenarios (MES)** – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.

— **Significant increase in credit risk** – IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

On restructuring where a financial asset is not derecognised, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where our acquired interest is in equity shares, relevant policies for control, associates and joint ventures apply.

Impaired financial assets are written off and therefore derecognised from the balance sheet when we conclude that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis.

Accounting policies continued

Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, re-negotiation, and similar events

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

- Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
- Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
- Overdrafts and other unsecured loans: write-off occurs within six years;
- Commercial loans: write-offs are determined in the light of individual circumstances; and uncollateralised impaired business loans are generally written off within five years.

3. Material accounting policies

3.1. Revenue recognition
Interest receivable and payable are recognised in the income statement using the effective interest rate method for all financial instruments measured at amortised cost; debt instruments measured as fair value through other comprehensive income; and the effective part of any related accounting hedging instruments.

Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease.

Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value and is reported in income from trading activities or other operating income as relevant. Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable.

3.2. Discontinued operations, held for sale and disposal groups
The results of discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss from discontinued operations, net of tax in the income statement. Comparatives are re-presented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if we will recover its carrying amount principally through a sale transaction rather than through continuing use. It is measured at the lower of its carrying amount or fair value less cost to sell unless the existing measurement provisions of IFRS apply. These are presented as single amounts; comparatives are not re-presented.

3.3. Staff costs
Employee costs, such as salaries, paid absences, and other benefits are recognised over the period in which the employees provide the related services to us.

Employees may receive variable compensation in cash, in deferred cash or debt instruments of NatWest Group or in ordinary shares of NatWest Group plc subject to deferral, clawback and forfeiture criteria. We operate a number of share-based compensation schemes under which we grant awards of NatWest Group plc shares and share options to our employees. Such awards are subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral, clawback, cancellation and forfeiture criteria with a corresponding increase in equity. The fair value of shares granted is the market price adjusted for the expected effect of dividends as employees are not entitled to dividends until shares are vested.

The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These consider the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors such as the dividend yield.

Defined contribution pension scheme
A scheme where we pay fixed contributions and there is no legal or constructive obligation to pay further contributions or benefits. Contributions are recognised in the income statement as employee service costs accrue.

Defined benefit pension scheme
A scheme that defines the benefit an employee will receive on retirement and is dependent on one or more factors such as age, salary, and years of service. The net of the recognisable scheme assets and obligations is reported on the balance sheet in other assets or other liabilities. The defined benefit obligation is measured on an actuarial basis.

The charge to the income statement for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

Actuarial gains and losses (i.e. gains and/or losses on re-measuring the net defined benefit asset or liability due to changes in actuarial measurement assumptions) are recognised in other comprehensive income in full in the period in which they arise, and not subject to recycling to the income statement.

The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised on the balance sheet if the criteria of the asset ceiling test are met. This requires the net defined benefit surplus to be limited to the present value of any economic benefits available to us in the form of refunds from the plan or reduced contributions to it.

We will recognise a liability where a minimum funding requirement exists for any of our defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as described above.

Accounting policies continued

When estimating the liability for minimum funding requirements we only include contributions that are substantively or contractually agreed and do not include contingent and discretionary features, including dividend-linked contributions or contributions subject to contingent events requiring future verification.

We recognise a net defined benefit asset when the net defined benefit surplus can generate a benefit in the form of a refund or reduction in future contributions to the plan. The net benefit pension asset is recognised at the present value of the benefits that will be available to us excluding interest and the effect of the asset ceiling (if any), excluding interest. Changes in the present value of the net benefit pension asset are recognised immediately in other comprehensive income.

In instances where Trustees have the ability to declare augmented benefits to participants, we do not recognise a defined benefit pension asset and record the surplus immediately in other comprehensive income.

3.4. Intangible assets
Intangible assets are identifiable non-monetary assets without physical substance acquired or developed by us, and are stated at cost less accumulated amortisation and impairment losses. Amortisation is a method to spread the cost of such assets over time in the income statement.

This is charged to the income statement over the assets' estimated useful economic lives using methods that best reflect the pattern of economic benefits.

The estimated useful economic lives are:

Computer software 3 to 10 years

Other acquired intangibles 3 to 5 years

Direct costs relating to the development of internal-use computer software are reported on the balance sheet after technical feasibility and economic viability have been established. These direct costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software can operate as intended.

During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed to the income statement as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond three years are also reported on the balance sheet.

Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration paid, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary's net assets over the net fair value of the subsidiary's identifiable assets, liabilities, and contingent liabilities.

Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill.

3.5. Impairment of non-financial assets
Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

At each balance sheet date, we assess whether there is any indication that other

intangible assets or property, plant and equipment are impaired. If any such indication exists, we estimate the recoverable amount of the asset and compare it to its balance sheet value to calculate if an impairment loss should be recognised in the income statement. A reversal of an impairment loss on other intangible assets or property, plant and equipment is recognised in the income statement provided the increased carrying value is not greater than it would have been had no impairment loss been recognised.

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to our cash-generating units or groups of cash-generating units expected to benefit from the combination.

The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been considered in estimating future cash flows.

The assessment of asset impairment is based upon value in use. This represents the value of future cashflows and uses our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The

five-year forecast takes account of management's current expectations of competitiveness and profitability, including near-term effects of climate transition risk. The long-term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

3.6. Foreign currencies
Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences are recognised in the income statement except for differences arising on non-monetary financial assets classified as fair value through other comprehensive income.

Income and expenses of foreign subsidiaries and branches are translated into sterling at average exchange rates unless these do not approximate the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to the income statement on disposal of a foreign operation.

Accounting policies continued

3.7. Tax

Tax encompassing current tax and deferred tax is recognised in the income statement except when taxable items are recognised in other comprehensive income or equity. Tax consequences arising from servicing financial instruments classified as equity are recognised in the income statement.

Accounting for taxes is judgemental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. We recognise the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgements and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities.

3.8. Financial instruments

Financial instruments are measured at fair value on initial recognition on the balance sheet.

Monetary financial assets are classified into one of the following subsequent measurement categories (subject to business model assessment and review of contractual cash flow for the purposes of sole payments of principal and interest where applicable):

- **amortised cost** measured at cost using the effective interest rate method, less any impairment allowance;
- **fair value through other comprehensive income (FVOCI)** measured at fair value, using the effective interest rate method and changes in fair value through other comprehensive income;

- **mandatory fair value through profit or loss (MFVTPL)** measured at fair value and changes in fair value reported in the income statement; or
- **designated at fair value through profit or loss (DFV)** measured at fair value and changes in fair value reported in the income statement.

Classification by business model reflects how we manage our financial assets to generate cash flows. A business model assessment helps to ascertain the measurement approach depending on whether cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives for the portfolio, its risk management, manager's remuneration and the ability to monitor sales of assets from a portfolio. When a significant change to our business is communicated to external parties, we reassess our business model for managing those financial assets. We reclassify financial assets if we have a significant change to the business model. A reclassification is applied prospectively from the reclassification date.

The contractual terms of a financial asset; any leverage features; prepayment and extension terms; and discounts or penalties to interest rates that are part of meeting environmental, social and governance targets as well as other contingent and leverage features, non-recourse arrangements and features that could modify the timing and/or amount of

the contractual cash flows that might reset the effective rate of interest; are considered in determining whether cash flows are solely payments of principal and interest.

Certain financial assets may be designated at fair value through profit or loss (DFV) upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch.

Equity shares are measured at fair value through profit or loss unless specifically elected as at fair value through other comprehensive income (FVOCI).

Upon disposal, the cumulative gains or losses in fair value through other comprehensive income reserve are recycled to the income statement for monetary assets and for non-monetary assets (equity shares) the cumulative gains or losses are transferred directly to retained earnings.

Regular way purchases and sales of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Financial liabilities are classified into one of following measurement categories:

- amortised cost measured at cost using the effective interest rate method;
- held for trading measured at fair value and changes in fair value reported in income statement; or
- designated at fair value through profit or loss measured at fair value and changes in fair value reported in the income statement except changes in

fair value attributable to the credit risk component recognised in other comprehensive income when no accounting mismatch occurs.

3.9. Netting

Financial assets and financial liabilities are offset, and the net amount presented on the balance sheet when, and only when, we currently have a legally enforceable right to set off the recognised amounts and we intend either to settle on a net basis or to realise the asset and settle the liability simultaneously. We are party to a number of arrangements, including master netting agreements, that give us the right to offset financial assets and financial liabilities, but where we do not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented separately on the balance sheet.

3.10. Capital instruments

We classify a financial instrument that we issue as a financial liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if we evidence a residual interest in our assets after the deduction of liabilities. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of NatWest Group plc purchased by us (known as treasury shares or own shares held) is deducted from retained earnings. On the cancellation of treasury shares their nominal value is removed from retained earnings and a consequential amount recognised in capital redemption reserve in compliance with the Companies Act 2006.

Accounting policies continued

On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

3.11. Derivatives and hedging

Derivatives are reported on the balance sheet at fair value.

We use derivatives as part of our trading activities, to manage our own risk such as interest rate, foreign exchange, or credit risk or in certain customer transactions. Not all derivatives used to manage risk are in hedge accounting relationships (an IFRS method to reduce accounting mismatch from changes in the fair value of the derivatives reported in the income statement).

Gains and losses arising from changes in the fair value of derivatives that are not in hedge relationships are recognised in Income from trading activities unless those derivatives are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Hedge accounting

Hedge accounting relationships are designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and Measurement.

The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. When designating a hedging relationship, we consider: the economic relationship between the hedged item (including the risk being hedged) and the hedging instrument; the nature of the risk; the risk management objective and strategy for undertaking the hedge; and the appropriateness of the method that will be used to assess hedge effectiveness.

Designated hedging relationships must be expected to be highly effective both on a prospective and retrospective basis. This is assessed using regression techniques which model the degree of offsetting between the changes in fair value or cash flows attributable to the hedged risk and the changes in fair value of the designated hedging derivatives. Ineffectiveness is measured based on actual levels of offsetting and recognised in the income statement.

We enter into three types of hedge accounting relationships.

Fair value hedge - the gain or loss on the hedging instrument and the hedged item attributable to the hedged risk is recognised in the income statement. Where the hedged item is measured at amortised cost, the balance sheet amount of the hedged item is also adjusted.

Cash flow hedge - the effective portion of the designated hedge relationship is recognised in other comprehensive income and the ineffective portion in the income statement. When the hedged item (forecasted cash flows) results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to the income statement in the same periods in which the hedged forecasted cash flows affect the income statement.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the effective portion of the designated hedge relationship is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be designated as a hedging instrument in a net investment hedge.

Discontinuation of hedge accounting

Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting i.e. the hedge is not highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the documented risk management strategy; the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked.

For fair value hedging any cumulative adjustment is amortised to the income statement over the life of the hedged item. Where the hedged item is no longer on the balance sheet the adjustment to the hedged item is reported in the income statement. For cash flow hedging the cumulative unrealised gain or loss is reclassified from equity to the income statement when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect the income statement. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to the income statement immediately.

For net investment hedging on disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to the income statement.

3.12. Provisions

We recognise a provision for a present obligation resulting from a past event when it is more likely than not that we will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when we have a constructive obligation.

An obligation exists when we have a detailed formal plan for the restructuring and have raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

We recognise any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting our contractual obligations that exceed the expected economic benefits. When we intend to vacate a leasehold property or right of use asset, the asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs.

4. Future accounting developments

International Financial Reporting Standards

Effective 1 January 2026

- Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 – Issued May 2024)

Effective 1 January 2027

- Presentation and Disclosures in Financial Statements (IFRS 18 – Issued April 2024)
- Subsidiaries without Public Accountability (IFRS 19 – Issued May 2024)

We are assessing the effect of adopting these accounting developments on our financial statements.

Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest receivable on financial instruments classified as amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate method, which allocates the interest receivable or interest payable over the expected life of the financial instrument at the rate that exactly discounts all estimated future cash flows to equal the financial instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the financial instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable. Included in interest receivable is finance lease income of £549 million (2023 - £484 million; 2022 - £314 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information refer to Accounting policy 3.1.

Continuing operations	2024 £m	2023 £m	2022 £m
Balances at central banks and loans to banks - amortised cost	4,047	3,737	1,987
Loans to customers - amortised cost	18,295	15,553	10,085
Other financial assets	2,845	1,736	565
Interest receivable	25,187	21,026	12,637
Bank deposits	1,534	1,039	379
Customer deposits	8,332	5,276	785
Other financial liabilities	3,096	2,977	1,196
Subordinated liabilities	465	464	370
Internal funding of trading businesses	485	221	65
Interest payable	13,912	9,977	2,795
Net interest income	11,275	11,049	9,842

Notes to the consolidated financial statements continued

2 Non-interest income

There are three main categories of non-interest income: net fees and commissions, trading income, and other operating income.

Net fees and commissions is the difference between fees received from customers for services provided by NatWest Group, such as credit card annual fees, underwriting fees, payment services, brokerage fees, trade finance, investment management fees, trustee and fiduciary services, and fees incurred in the provision of those services, such as credit card interchange fees, customer incentives, loan administration, foreign currency transaction charges, and brokerage fees.

Trading income is earned from short-term financial assets and financial liabilities to either make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as: share of profit or loss from associates; operating lease income; the profit or loss on the sale of a subsidiary or property, plant and equipment profit or loss on own debt; and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information refer to Accounting policies 3.1 and 3.6.

Continuing operations	2024 £m	2023 £m	2022 £m
Net fees and commissions (1)	2,467	2,330	2,292
Trading income			
Foreign exchange	310	270	305
Interest rate (2)	687	595	752
Credit	(163)	(72)	17
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	(9)	(2)	42
Equities, commodities and other	-	3	17
	825	794	1,133
Other operating income			
Gain/(loss) on redemption of own debt	-	3	(161)
Rental income on operating lease assets and investment property	233	234	230
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (3)	(137)	(150)	17
Changes in fair value of other financial assets at fair value through profit or loss (4)	75	50	(45)
Hedge ineffectiveness	2	52	(20)
Profit/(loss) on disposal of amortised cost assets and liabilities	5	(5)	(15)
Loss on disposal of fair value through other comprehensive income assets	(19)	(43)	(168)
Profit/(loss) on sale of property, plant and equipment	31	(21)	(5)
Share of profits/(losses) of associated entities	19	(9)	(30)
Foreign exchange recycling (losses)/gains	(76)	484	5
Other income (5)	3	(16)	81
	136	579	(111)
	3,428	3,703	3,314

(1) Refer to Note 4 for further analysis.
(2) Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3) Includes related derivatives.
(4) Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(5) 2022 includes £92 million profit from insurance liabilities.

Notes to the consolidated financial statements continued

3 Operating expenses

Operating expenses are expenses NatWest Group incurs in the running of its business such as all staff costs (for example salaries, bonus awards, pension costs and social security costs), premises and equipment costs that arise from the occupation of premises and the use of equipment, depreciation and amortisation and other administrative expenses.

For accounting policy information refer to Accounting policies 3.3, 3.4 and 3.5.

Continuing operations	2024 £m	2023 £m	2022 £m
Salaries	2,477	2,483	2,250
Bonus awards	411	353	334
Temporary and contract costs	162	199	234
Social security costs	371	352	328
Pension costs	311	313	363
- defined benefit schemes (Note 5)	86	122	205
- defined contribution schemes	225	191	158
Other	329	201	207
Staff costs	4,061	3,901	3,716
Premises and equipment	1,211	1,153	1,112
UK bank levy	142	109	101
Depreciation and amortisation (1)	1,058	934	833
Other administrative expenses (2)	1,677	1,899	1,925
Administrative expenses	4,088	4,095	3,971
	8,149	7,996	7,687

(1) Includes depreciation of right of use assets of £103 million (2023 - £104 million; 2022 - £119 million).

(2) Includes litigation and conduct costs, net of amounts recovered. Refer to Note 20 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff, was 60,700 (2023 – 61,500; 2022 – 60,000). The average number of temporary employees during 2024 was 1,400 (2023 – 2,100; 2022 – 2,500).

The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

Continuing operations	2024	2023	2022
Retail Banking	13,000	14,300	15,100
Private Banking	2,200	2,400	2,300
Commercial & Institutional	12,700	12,400	12,200
Central items & other (1)	31,800	32,500	31,400
Total	59,700	61,600	61,000
UK	40,100	41,500	41,200
India	17,600	16,900	15,700
Poland	800	1,500	1,500
USA	300	300	300
Republic of Ireland	100	400	1,400
Rest of the World	800	1,000	900
Total	59,700	61,600	61,000

(1) Central items & other includes Ulster Bank RoI. The total number of persons employed in Ulster Bank RoI of 200 (2023 – 500; 2022 – 2,200) includes nil people employed in discontinued operations at 31 December 2024 (2023 – nil; 2022 – 400).

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2025 to 2029
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2025 to 2032
Long-term incentives (2,3)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vesting assessment and underpins	2025 to 2031
Sharing in Success (4)	All	Awards of ordinary shares and conditional shares	Future continuing employment and achievement of pre-defined measures.	2025

(1) All awards are subject to discretion of Remuneration Committee.
(2) Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. Existing Long-term incentives vest over 3 to 7 years.
(3) The existing Restricted Share Plan scheme would be replaced by Performance Share Plan in 2025.
(4) In 2024 16 million shares at total value of £49 million were granted and vested under Sharing in Success.

Sharesave

	2024		2023		2022	
	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)
At 1 January	1.59	114	1.63	99	1.61	95
Granted	2.94	24	1.42	43	1.86	25
Exercised	1.52	(32)	1.44	(23)	1.88	(15)
Cancelled	1.60	(5)	1.72	(5)	1.60	(6)
At 31 December	1.93	101	1.59	114	1.63	99

The fair value of Sharesave options granted in 2024 was determined using a pricing model that included: expected volatility of share price determined at the grant date based on historical share price volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted and the prevailing market price as defined on page 151 are used. The fair value of the award is recognised as services are provided by employees over the vesting period.

Options are exercisable within six months of vesting; 8.9 million options were exercisable at 31 December 2024 (2023 – 19.0 million; 2022 – 5.1 million). The weighted average share price at the date of exercise of options was £4.03 (2023 - £2.20; 2022 - £2.59). At 31 December 2024, exercise prices ranged from £1.42 to £2.94 (2023 - £1.12 to £1.89; 2022 - £1.12 to £2.27) and the remaining average contractual life was 2.35 years (2023 – 2.25 years; 2022 – 2 years). The fair value of options granted in 2024 was £28.3 million (2023 - £27.3 million; 2022 - £22.1 million).

Deferred performance awards

	2024		2023		2022	
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	76	35	93	46	132	65
Granted	50	23	52	20	46	20
Forfeited	(3)	(1)	(2)	(1)	(4)	(2)
Vested	(57)	(27)	(67)	(30)	(81)	(37)
At 31 December	66	30	76	35	93	46

The awards granted in 2024 vest in equal tranches on the anniversary of the award, predominantly over three years.

Long-term incentives

	2024		2023		2022	
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	49	23	49	23	44	21
Granted	9	5	11	5	16	7
Vested/exercised	(11)	(5)	(10)	(4)	(10)	(4)
Lapsed	(7)	(4)	(1)	(1)	(1)	(1)
At 31 December	40	19	49	23	49	23

The market value of awards vested/exercised in 2024 was £19.3 million (2023 - £9.5 million; 2022 - £11.7 million).

Notes to the consolidated financial statements continued

3 Operating expenses continued

Bonus awards

	2024 £m	2023 £m	Change %
March awards (1)	63	43	47%
Deferred cash awards	324	262	24%
Deferred share awards	61	51	20%
Total deferred bonus awards	385	313	23%
Total bonus awards (2)	448	356	26%
Bonus awards as a % of operating profit before tax and bonus awards	7%	5%	
Proportion of bonus awards that are deferred			
- deferred cash awards	86%	86%	
- deferred share awards	14%	14%	

Reconciliation of bonus awards to income statement charge

	2024 £m	2023 £m	2022 £m
Bonus awarded	448	356	370
Less: deferral of charge for amounts awarded for current year	(144)	(114)	(127)
Income statement charge for amounts awarded in current year	304	242	243
Add: current year charge for amounts deferred from prior years	109	115	94
Less: forfeiture of amounts deferred from prior years	(2)	(4)	(3)
Income statement charge for amounts deferred from prior years	107	111	91
Income statement charge for bonus awards (2)	411	353	334

(1) March cash awards are limited to £2,000 for all employees.
(2) Excludes other performance-related compensation.

Year in which income statement charge is expected to be taken for deferred bonus awards

	Actual			Expected	
	2022 £m	2023 £m	2024 £m	2025 £m	2026 and beyond £m
Bonus awards deferred from 2022 and earlier	94	115	17	8	6
Bonus awards deferred from 2023	-	-	92	8	9
Less: forfeiture of amounts deferred from prior years	(3)	(4)	(2)	-	-
Bonus awards deferred for 2024	-	-	-	122	22
	91	111	107	138	37

Notes to the consolidated financial statements continued

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group as required by IFRS 8, Operating segments. The presentation is consistent with internal financial reporting and how senior management assesses the performance of each operating segment.

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK, including Ulster Bank customers in Northern Ireland.

Private Banking serves UK-connected high net worth individuals and their business interests.

Commercial & Institutional consists of customer businesses reported under Business Banking, Commercial Mid-market and Corporate & Institutions, supporting our customers across the full non-personal customer lifecycle, both domestically and internationally. Our Markets offering helps our customers manage financial risks across different geographies, while our International offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manage NatWest Group capital resources and NatWest Group-wide regulatory projects and provide services to the reportable segments. Central items & other includes businesses and amounts not directly related to any of the other reportable segments. Ulster Bank RoI is no longer an operating segment and its continuing operations now form part of Central items & other.

Allocation of central balance sheet items

NatWest Group allocates all central costs relating to central functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to NatWest Group Treasury, are allocated to the business using appropriate drivers.

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Net interest income	5,233	645	5,339	58	11,275
Net fees and commissions	408	290	1,765	4	2,467
Other non-interest income	9	34	853	65	961
Total income	5,650	969	7,957	127	14,703
Depreciation and amortisation	(1)	(1)	(154)	(902)	(1,058)
Other operating expenses	(2,936)	(715)	(4,120)	680	(7,091)
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
2023					
Continuing operations					
Net interest income	5,496	710	5,044	(201)	11,049
Net fees and commissions	427	249	1,654	–	2,330
Other non-interest income	8	31	723	611	1,373
Total income	5,931	990	7,421	410	14,752
Depreciation and amortisation	(1)	(1)	(154)	(778)	(934)
Other operating expenses	(2,827)	(684)	(3,937)	386	(7,062)
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178
2022					
Continuing operations					
Net interest income	5,224	777	4,171	(330)	9,842
Net fees and commissions	422	250	1,580	40	2,292
Other non-interest income	–	29	662	331	1,022
Total income	5,646	1,056	6,413	41	13,156
Depreciation and amortisation	–	–	(161)	(672)	(833)
Other operating expenses	(2,593)	(622)	(3,583)	(56)	(6,854)
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Total revenue [1]

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
External	**9,041**	**1,250**	**14,194**	**4,838**	**29,323**
Inter-segmental [2]	**11**	**1,538**	**(1,769)**	**220**	**–**
Total	**9,052**	**2,788**	**12,425**	**5,058**	**29,323**
2023					
Continuing operations					
External	7,366	1,157	12,519	4,340	25,382
Inter-segmental [2]	5	1,000	(1,602)	597	–
Total	7,371	2,157	10,917	4,937	25,382
2022					
Continuing operations					
External	5,773	874	7,258	2,669	16,574
Inter-segmental [2]	–	389	(395)	6	–
Total	5,773	1,263	6,863	2,675	16,574

Total income

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
External	**4,743**	**26**	**8,250**	**1,684**	**14,703**
Inter-segmental [2]	**907**	**943**	**(293)**	**(1,557)**	**–**
Total	**5,650**	**969**	**7,957**	**127**	**14,703**
2023					
Continuing operations					
External	4,170	327	7,730	2,525	14,752
Inter-segmental [2]	1,761	663	(309)	(2,115)	–
Total	5,931	990	7,421	410	14,752
2022					
Continuing operations					
External	4,956	778	5,920	1,502	13,156
Inter-segmental [2]	690	278	493	(1,461)	–
Total	5,646	1,056	6,413	41	13,156

For the notes to this table refer to page 315.

Notes to the consolidated financial statements continued

4 Segmental analysis continued
Analysis of net fees and commissions

2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	322	37	700	-	1,059
- Credit and debit card fees	402	13	261	5	681
- Lending and financing	18	5	771	-	794
- Brokerage	34	9	46	-	89
- Investment management, trustee and fiduciary services	2	235	48	19	304
- Underwriting fees	-	-	155	-	155
- Other	7	11	95	(20)	93
Total	785	310	2,076	4	3,175
Fees and commissions payable	(377)	(20)	(311)	-	(708)
Net fees and commissions	408	290	1,765	4	2,467

2023					
Continuing operations					
Fees and commissions receivable					
- Payment services	324	32	671	3	1,030
- Credit and debit card fees	400	13	260	3	676
- Lending and financing	14	5	709	1	729
- Brokerage	35	6	42	-	83
- Investment management, trustee and fiduciary services	2	209	45	10	266
- Underwriting fees	-	-	123	-	123
- Other	4	5	73	(6)	76
Total	779	270	1,923	11	2,983
Fees and commissions payable	(352)	(21)	(269)	(11)	(653)
Net fees and commissions	427	249	1,654	-	2,330

2022					
Continuing operations					
Fees and commissions receivable					
- Payment services	314	25	642	43	1,024
- Credit and debit card fees	401	15	227	18	661
- Lending and financing	17	8	673	3	701
- Brokerage	43	6	44	-	93
- Investment management, trustee and fiduciary services	4	219	46	-	269
- Underwriting fees	-	-	120	-	120
- Other	-	3	88	(44)	47
Total	779	276	1,840	20	2,915
Fees and commissions payable	(357)	(26)	(260)	20	(623)
Net fees and commissions	422	250	1,580	40	2,292

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	2024		2023		2022	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	232,835	198,795	228,684	191,936	226,375	192,282
Private Banking	28,593	42,603	26,894	37,806	29,867	41,491
Commercial & Institutional	398,750	367,342	384,958	359,766	404,817	383,768
Central items & other	47,807	59,867	52,137	65,977	58,994	66,016
Total	707,985	668,607	692,673	655,485	720,053	683,557

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2024 was £5,675 million (2023 - £5,680 million) comprising: Retail Banking £2,607 million (2023 - £2,607 million); Commercial & Institutional £2,904 million (2023 - £2,905 million); Private Banking £9 million (2023 - £9 million) and Central items & other £155 million (2023 – £159 million).

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2024	£m	£m	£m	£m	£m
Continuing operations					
Total revenue (1)	28,067	297	857	102	29,323
Interest receivable	24,276	32	859	20	25,187
Interest payable	(13,328)	(63)	(516)	(5)	(13,912)
Net fees and commissions	2,096	108	207	56	2,467
Trading income	648	135	18	24	825
Other operating income	403	(4)	(264)	1	136
Total income (3)	14,095	208	304	96	14,703
Operating profit/(loss) before tax	6,146	75	(151)	125	6,195
Total assets	627,519	25,793	53,392	1,281	707,985
Total liabilities	608,708	23,495	35,602	802	668,607
Contingent liabilities and commitments (4)	132,035	-	7,925	1	139,961

	UK	USA	Europe	RoW	Total
2023	£m	£m	£m	£m	£m
Continuing operations					
Total revenue (1)	24,096	167	1,016	103	25,382
Interest receivable	20,192	39	774	21	21,026
Interest payable	(9,500)	(1)	(472)	(4)	(9,977)
Net fees and commissions	2,052	49	172	57	2,330
Trading income	704	66	1	23	794
Other operating income	556	(10)	30	3	579
Total income (3)	14,004	143	505	100	14,752
Operating profit/(loss) before tax	6,196	45	(149)	86	6,178
Total assets	610,831	23,725	56,001	2,116	692,673
Total liabilities	594,250	22,106	37,506	1,623	655,485
Contingent liabilities and commitments (4)	124,298	-	7,561	21	131,880

2022					
Continuing operations					
Total revenue (1)	15,795	117	558	104	16,574
Interest receivable	12,242	37	344	14	12,637
Interest payable	(2,567)	(2)	(221)	(5)	(2,795)
Net fees and commissions	1,983	44	207	58	2,292
Trading income	1,208	1	(104)	28	1,133
Other operating income	(140)	14	12	3	(111)
Total income (3)	12,726	94	238	98	13,156
Operating (loss)/profit before tax	5,716	(46)	(620)	82	5,132
Total assets	589,758	25,979	101,164	3,152	720,053
Total liabilities	579,476	27,039	75,092	1,950	683,557
Contingent liabilities and commitments (4)	127,854	-	8,965	17	136,836

(1) Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(2) Revenue and income from transactions between segments of the group are reported as inter-segment in both the current and comparative information.
(3) Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.
(4) Refer to Note 25 Memorandum items – Contingent liabilities and commitments.

Notes to the consolidated financial statements continued

5 Pensions

NatWest Group operates two types of pension scheme: defined contribution and defined benefit. The defined contribution schemes invest contributions in a choice of funds and the accumulated contributions and investment returns are used by the employee to provide benefits on retirement. There is no legal or constructive obligation for NatWest Group to pay any further contributions or benefits. The defined benefit schemes provide pensions in retirement based on employees' pensionable salaries and service.

NatWest Group's balance sheet includes any defined benefit pension scheme surplus or deficit as a retirement benefit asset or liability reported in other assets and other liabilities. The surplus or deficit is the difference between the liabilities to be paid from the defined benefit scheme and the assets held by the scheme to meet these liabilities. The liabilities are calculated by external actuaries using a number of financial and demographic assumptions.

For some NatWest Group defined benefit schemes where there is a net defined benefit surplus in excess of the present value of any economic benefits that can be obtained from that surplus, the application of accounting standards means we do not recognise that surplus on the balance sheet.

For accounting policy information refer to Accounting policy 3.3.

Defined contribution schemes

NatWest Group sponsors several defined contribution schemes in different territories, which new employees are entitled to join. NatWest Group pays specific contributions into individual investment funds on employees' behalf. Once those contributions are paid, there is no further liability on the NatWest Group balance sheet relating to the defined contribution schemes.

Defined benefit schemes

NatWest Group sponsors a number of pension schemes in the UK and overseas, including the Main section of the NatWest Group Pension Fund (the Main section) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme's assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members.

These have been closed to new entrants for over ten years, although active members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by NatWest Group.

The Main section corporate trustee is NatWest Pension Trustee Limited (the Trustee), a wholly owned subsidiary of NWB Plc, Principal Employer of the Main section.

The Board of the Trustee includes member trustee directors selected from eligible active staff, deferred and pensioner members who apply and trustee directors appointed by NatWest Group.

Under UK legislation, a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to NatWest Group's other defined benefit pension schemes.

Investment strategy

The assets of the Main section represent 90% of all plan assets at 31 December 2024 (2023 - 91%) and are invested as shown below.

Within the non-insured portfolio the Main section employs physical, derivative and non-derivative instruments to achieve a desired asset class exposure and to reduce the section's interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

During 2023, the Trustee completed a buy-in insurance transaction for the AA section of the Group Pension Fund. Further transactions for the Main section were completed during 2024. Each transaction saw a premium paid to an insurer in exchange for a buy-in insurance contract. The contracts provide a stream of cashflows to the Trustee replicating payments due to members, thereby passing material demographic and market risk to the insurer.

At 31 December 2024, the Main section included buy-in insurance contracts covering around a third of the liabilities, while around 99% of AA section liabilities were insured.

The premium for each transaction was determined by the insurer using its pricing basis. Under IAS 19, the value placed on this asset mirrors the valuation of the defined benefit obligations covered, incorporating an assessment of credit risk. Since the insurer's pricing basis is more conservative than the best-estimate valuation under IAS 19, a material asset loss arises at the outset. However, the asset loss is offset by a corresponding movement in the asset ceiling, meaning the net balance sheet and OCI impacts are neutral. Once the contract has been established, the value of the buy-in insurance contracts will move in line with movements in the defined benefit obligations covered, protecting the scheme against demographic and market risk.

Notes to the consolidated financial statements continued

5 Pensions continued

Major classes of plan assets as a percentage of total plan assets of the Main section

	2024			2023		
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	%	%	%	%	%	%
Equities	0.1	6.6	6.7	0.1	6.7	6.8
Index-linked bonds	23.6	–	23.6	36.7	–	36.7
Government bonds	9.9	–	9.9	13.3	–	13.3
Corporate and other bonds	14.4	4.1	18.5	19.2	6.4	25.6
Real estate	–	2.4	2.4	–	4.5	4.5
Derivatives	–	0.1	0.1	–	2.7	2.7
Buy-in insurance contracts	–	27.0	27.0	–	–	–
Cash and other assets	–	11.8	11.8	–	10.4	10.4
	48.0	52.0	100.0	69.3	30.7	100.0

The Main section's holdings of derivative instruments are summarised in the table below:

	2024			2023		
	Notional amounts	Fair value		Notional amounts	Fair value	
		Assets	Liabilities		Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	24	1,548	812	29	1,929	940
Interest rate swaps	57	3,096	3,763	52	3,121	3,394
Currency forwards	8	60	130	13	235	34
Equity and bond call options	–	–	–	–	–	–
Equity and bond put options	–	–	–	–	–	4
Other	1	22	4	1	8	20

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2024, the gross notional value of the swaps was £81 billion (2023 - £81 billion) and had a net positive fair value of £73 million (2023 - £714 million) against which the scheme had posted 85% collateral.

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

Notes to the consolidated financial statements continued

5 Pensions continued

Changes in value of net pension assets/(liability)

	Main section				All schemes			
	Fair value of plan assets £m	Present value of defined benefit obligation (1) £m	Asset ceiling/ minimum funding £m	Net pension assets/ liability £m	Fair value of plan assets £m	Present value of defined benefit obligation (1) £m	Asset ceiling/ minimum funding £m	Net pension assets (2) £m
At 1 January 2023	34,016	(24,733)	(9,283)	-	37,598	(27,601)	(9,777)	220
Currency translation and other adjustments	-	-	-	-	(21)	21	4	4
Income statement - operating expenses	1,677	(1,286)	(464)	(73)	1,841	(1,478)	(485)	(122)
Other comprehensive income	(1,042)	(1,737)	2,643	(136)	(1,182)	(1,939)	2,841	(280)
Contributions by employer	209	-	-	209	278	2	-	280
Contributions by plan participants and other scheme members	7	(7)	-	-	12	(12)	-	-
Assets/liabilities extinguished upon settlement	-	-	-	-	(50)	50	-	-
Benefits paid	(1,229)	1,229	-	-	(1,365)	1,365	-	-
At 1 January 2024	33,638	(26,534)	(7,104)	-	37,111	(29,592)	(7,417)	102
Currency translation and other adjustments	-	-	-	-	(5)	9	(4)	-
Income statement - operating expenses								
Net interest expense	1,589	(1,244)	(341)	4	1,737	(1,374)	(355)	8
Current service cost	-	(72)	-	(72)	-	(99)	-	(99)
Past service cost	-	(3)	-	(3)	-	(3)	-	(3)
Loss on curtailments and settlements	-	-	-	-	-	8	-	8
	1,589	(1,319)	(341)	(71)	1,737	(1,468)	(355)	(86)
Other comprehensive income								
Return on plan assets excluding recognised interest income (3)	(4,612)	-	-	(4,612)	(4,860)	-	-	(4,860)
Experience gains and losses	-	13	-	13	-	(3)	-	(3)
Effect of changes in actuarial financial assumptions	-	2,182	-	2,182	-	2,343	-	2,343
Effect of changes in actuarial demographic assumptions	-	(77)	-	(77)	-	(62)	-	(62)
Asset ceiling adjustments (3)	-	-	2,360	2,360	-	-	2,416	2,416
	(4,612)	2,118	2,360	(134)	(4,860)	2,278	2,416	(166)
Contributions by employer (4)	205	-	-	205	250	-	-	250
Contributions by plan participants and other scheme members	7	(7)	-	-	11	(11)	-	-
Assets/liabilities extinguished upon settlement	-	-	-	-	(42)	42	-	-
Benefits paid	(1,281)	1,281	-	-	(1,445)	1,455	-	10
At 31 December 2024 (5)	29,546	(24,461)	(5,085)	-	32,757	(27,287)	(5,360)	110

(1) Defined benefit obligations are subject to annual valuation by independent actuaries.

(2) NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees have rights over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.

(3) Buy-in transactions have had a significant, offsetting impact on the 'Return on plan assets excluding recognised income' and "Asset ceiling adjustments" line items recognised in OCI.

(4) NatWest Group expects to make contributions to the Main section of £39 million in 2025.

(5) During 2024, the Court of Appeal upheld the initial High Court ruling in respect of Virgin Media v NTL Pension Trustees II Limited (and others), calling into question the validity of rule amendments made between 1997 and 2016. In 2023, a selection of amendments from the relevant period judged as material, were reviewed. While uncertainties remain, the review indicated the risk of a change in the defined benefit obligation (DBO) was remote, so no adjustment was made to the DBO value. This position is unchanged at year end.

Notes to the consolidated financial statements continued

5 Pensions continued

Amounts recognised on the balance sheet

	All schemes	
	2024	2023
	£m	£m
Fund asset at fair value	**32,757**	37,111
Present value of fund liabilities	**(27,287)**	(29,592)
Funded status	**5,470**	7,519
Assets ceiling/minimum funding	**(5,360)**	(7,417)
	110	102

Net pension asset/(liability) comprises

	2024	2023
	£m	£m
Net assets of schemes in surplus (refer to Note 17)	**190**	201
Net liabilities of schemes in deficit (refer to Note 20)	**(80)**	(99)
	110	102

Funding and contributions by NatWest Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and to determine future contribution requirements. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor's covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where NatWest Group sponsors defined benefit pension schemes.

A full triennial funding valuation of the Main section, effective 31 December 2023, was completed during financial year 2024.

This triennial funding valuation determined the funding level to be 115%, pension liabilities to be £29 billion and the surplus to be £4 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 21.2% of salary before contributions from those members. Given the strong funding level, it was agreed that future service contributions would cease from 1 January 2025. The sponsor will continue to meet administrative expenses.

The key assumptions used to determine the uninsured funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.1/29.1 years for male/female pensioners who were age 60 and 28.5/30.6 years from age 60 for males/females who were age 40 at the valuation date.

Accounting Assumptions

Placing a value on NatWest Group's defined benefit pension schemes' liabilities requires NatWest Group's management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions [1]	
	2024	2023
	%	%
Discount rate	**5.6**	4.8
Inflation assumption (RPI)	**3.2**	3.1
Rate of increase in salaries	**1.8**	1.8
Rate of increase in deferred pensions	**3.4**	3.2
Rate of increase in pensions in payment	**2.6**	2.4
Lump sum conversion rate at retirement	**18.0**	18.0
Longevity at age 60:	**years**	years
Current pensioners		
Males	**26.5**	26.8
Females	**28.5**	28.6
Future pensioners, currently aged 40		
Males	**27.5**	27.7
Females	**29.7**	29.5

(1) The above financial assumptions are long-term assumptions set with reference to the period over which the obligations are expected to be settled.

Notes to the consolidated financial statements continued

5 Pensions continued

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of high quality sterling corporate bonds.

Significant judgement is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations; a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

The weighted average duration of the Main section's defined benefit obligation at 31 December 2024 is 13 years (2023 – 14.0 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2023.



Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the present value of the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

2024	(Decrease)/ increase in value of assets £m	(Decrease)/ increase in value of liabilities £m	Increase in net pension (obligations)/assets £m
0.5% increase in interest rates/discount rate	(1,554)	(1,529)	(25)
0.25% increase in inflation	648	571	77
0.5% increase in credit spreads	(4)	(1,529)	1,525
Longevity increase of one year	295	832	(537)
0.25% additional rate of increase in pensions in payment	205	605	(400)
Increase in equity values of 10% [1]	199	na	199
2023			
0.5% increase in interest rates/discount rate	(2,292)	(1,746)	(546)
0.25% increase in inflation	811	578	233
0.5% increase in credit spreads	(12)	(1,746)	1,734
Longevity increase of one year	na	902	(902)
0.25% additional rate of increase in pensions in payment	na	706	(706)
Increase in equity values of 10% [1]	229	na	229

na = not applicable

(1)   Includes both quoted and private equity.

The table below shows the combined change in defined benefit obligation from larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies				
		– 2 years	– 1 year	No change	+ 1 year	+ 2 years
2024		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	(3.1)	(2.3)	(1.5)	(0.7)	–
	No change	(1.7)	(0.9)	–	0.8	1.7
	-50 bps	(0.2)	0.7	1.7	2.5	3.4
2023						
Change in credit spreads	+50 bps	(3.5)	(2.6)	(1.7)	(0.9)	(0.1)
	No change	(1.9)	(0.9)	–	0.9	1.8
	-50 bps	–	1.0	2.0	2.9	3.9

Notes to the consolidated financial statements continued

5 Pensions continued

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2024	2023
Membership category	%	%
Active members	6.9	7.5
Deferred members	40.7	41.9
Pensioners and dependants	52.4	50.6
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes				
	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020
Experience history of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	29,546	33,638	34,016	52,021	51,323	32,757	37,111	37,598	57,787	57,249
Present value of plan obligations	(24,461)	(26,534)	(24,733)	(42,020)	(43,870)	(27,287)	(29,592)	(27,601)	(46,808)	(48,864)
Net surplus	5,085	7,104	9,283	10,001	7,453	5,470	7,519	9,997	10,979	8,385
Experience (losses)/gains on plan liabilities	13	(1,531)	(2,053)	241	427	(3)	(1,599)	(2,137)	237	455
Experience (losses)/gains on plan assets	(4,612)	(1,042)	(18,180)	841	5,486	(4,860)	(1,182)	(20,326)	872	6,027
Actual return on plan assets	(3,023)	634	(17,248)	1,554	6,422	(3,123)	659	(19,285)	1,667	7,064
Actual return on plan assets	(9.0%)	1.9%	(33.2%)	3.0%	13.8%	(8.4%)	1.8%	(33.4%)	2.9%	13.6%

6 Auditor's remuneration

Amounts payable to NatWest Group's auditors for statutory audit and other services are set out below.

All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor's independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, NatWest Group selects the supplier best placed to meet its requirements. NatWest Group's auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	2024	2023	2022
	£m	£m	£m
Fees payable for:			
- the audit of NatWest Group's annual accounts [1]	5.1	4.9	4.7
- the audit of NatWest Group plc's subsidiaries [1]	32.5	32.3	31.9
- audit-related assurance services [1,2]	4.2	4.5	3.9
Total audit and audit-related assurance services fees	41.8	41.7	40.5
Other assurance services	1.0	0.7	1.2
Corporate finance services [3]	3.1	0.7	0.5
Total other services	4.1	1.4	1.7

(1) The 2024 audit fee was approved by the Group Audit Committee. At 31 December 2024, £16 million has been billed and paid in respect of the 2024 NatWest Group audit fees.
(2) Comprises fees of £1.4 million (2023 - £1.4 million) for reviews of interim financial information and £2.8 million (2023 - £2.8 million) for reports to NatWest Group's regulators in the UK and overseas.
(3) Comprises fees of £2.3 million (2023 – nil) in relation to a retail share offering and £0.8 million (2023 - £0.7 million) for work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

Notes to the consolidated financial statements continued

7 Tax

NatWest Group's corporate income tax charge for the period is set out below, together with a reconciliation to the expected tax charge calculated using the UK standard corporation tax rate and details of the NatWest Group's deferred tax balances.

For accounting policy information refer to Accounting policies 2.1 and 3.7.

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 325.

	2024	2023	2022
Continuing operations	£m	£m	£m
Current tax			
Charge for the year	(1,415)	(1,373)	(1,611)
(Under)/over provision in respect of prior years	(145)	(123)	100
	(1,560)	(1,496)	(1,511)
Deferred tax			
(Charge)/credit for the year	(343)	(281)	47
UK tax rate change impact	-	-	(10)
Net increase in the carrying value of deferred tax assets in respect of UK, RoI and Netherlands losses	428	385	267
Over/(under) provision in respect of prior years	10	(42)	(68)
Tax charge for the year	(1,465)	(1,434)	(1,275)

Factors affecting the tax charge for the year

Taxable profits differ from profits reported in the income statement as certain amounts of income and expense may not be taxable or deductible. In addition, taxable profits may reflect items that have been included outside the income statement (for instance, in other comprehensive income) or adjustments that are made for tax purposes only.

Current tax for the year ended 31 December 2024 is based on rates of 25% for the standard rate of UK corporation tax and 3% for the UK banking surcharge.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 25% (2023 – 23.5% and 2022 – 19%) to the Operating profit or loss before tax in the income statement.

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Notes to the consolidated financial statements continued

7 Tax continued

The actual tax charge differs from the expected tax charge as follows:

	2024	2023	2022
Continuing operations	**£m**	£m	£m
Expected tax charge	**(1,549)**	(1,452)	(975)
Losses and temporary differences in year where no deferred tax asset recognised	**(18)**	(56)	(118)
Foreign profits and losses taxed at other rates	**37**	10	(62)
Items not allowed for tax:			
- losses on disposals and write-downs	**(22)**	(63)	(10)
- UK bank levy	**(31)**	(27)	(20)
- regulatory and legal actions	**(47)**	(1)	(7)
- other disallowable items	**(61)**	(57)	(51)
Non-taxable items:			
- foreign exchange recycling on UBIDAC capital reduction	**-**	114	-
- RPI-related uplift on index linked gilts	**18**	6	67
- other non-taxable items	**11**	20	29
Taxable foreign exchange movements	**7**	9	(19)
Unrecognised losses brought forward and utilised	**33**	27	6
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:			
- UK losses [2]	**378**	371	272
- RoI losses	**-**	(1)	(5)
- Netherlands losses	**50**	15	-
Banking surcharge	**(169)**	(236)	(447)
Pillar 2 top-up tax	**(20)**	-	-
Tax on paid-in equity dividends	**53**	52	43
UK tax rate change impact	**-**	-	(10)
Adjustments in respect of prior years [1, 2]	**(135)**	(165)	32
Actual tax charge	**(1,465)**	(1,434)	(1,275)

(1) Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.
(2) Includes a net £61 million benefit from UK group relief and loss relief claims at higher tax rates (refer to the Deferred Tax section below for details of the recent changes in UK tax rates).

Global minimum top-up tax

The Group is subject to the global minimum top-up tax under Pillar Two tax legislation. The top-up tax relates to the Group's operations in Jersey, Guernsey, Isle of Man and Gibraltar where the statutory tax rate is below 15%. The Group recognised a current tax expense of £20 million related to the top-up tax (2023 - £0 million) which is levied on NatWest Group plc.

The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.
In October 2024, Jersey enacted new tax legislation to implement a domestic minimum top-up tax, which is effective from 1 January 2025. As a result, from 2025, The Royal Bank of Scotland International Limited will be liable for the top-up tax in relation to its operations instead of NatWest Group plc.

Judgement: tax contingencies

NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the relevant tax authorities. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences.

The net deferred tax asset recognised by the NatWest Group is shown below, together with details of the accounting judgements and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	2024 £m	2023 £m
Deferred tax asset	1,876	1,894
Deferred tax liability	(99)	(141)
Net deferred tax asset	1,777	1,753

	Pension £m	Accelerated capital allowances £m	Expense provisions £m	Financial instruments (1) £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2023	(23)	75	82	805	952	60	1,951
(Charge)/credit to income statement:							
- continuing operations	(1)	1	(21)	(16)	67	32	62
- discontinued operations	-	-	-	-	-	-	-
Credit/(charge) to other comprehensive income	8	-	-	(249)	-	(17)	(258)
Currency translation and other adjustments	-	-	-	(2)	-	-	(2)
At 1 January 2024	(16)	76	61	538	1,019	75	1,753
Credit/(charge) to income statement:							
- continuing operations	3	85	16	(57)	90	(42)	95
- discontinued operations	-	-	-	-	-	-	-
(Charge)/credit to other comprehensive income	(15)	-	-	(77)	-	26	(66)
Currency translation and other adjustments	(1)	-	-	(1)	(3)	-	(5)
At 31 December 2024	(29)	161	77	403	1,106	59	1,777

(1) The in-year movement predominantly relates to cash flow hedges.

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2024	2023
	£m	£m
UK tax losses carried forward		
- NWM Plc	–	–
- NWB Plc	333	362
- RBS plc	685	597
Total	1,018	959
Overseas tax losses carried forward		
- UBIDAC	5	5
- NWM N.V.	83	55
	1,106	1,019

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £1,876 million (2023 - £1,894 million) and a deferred tax liability of £99 million (2023 - £141 million). These include amounts recognised in respect of UK and overseas tax losses of £1,106 million (2023 - £1,019 million).

The main UK corporation tax increased from 19% to 25%, and the UK banking surcharge decreased from 8% to 3%, from 1 April 2023.

Judgement – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management's estimates, sufficient sustainable taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimates – For entities with mature business models and a longer track record of profitability and stable earnings, these estimates are partly based on forecast performance beyond the horizon for management's detailed plans. They have regard to inherent uncertainties. The deferred tax assets in NWM Plc and UBIDAC are supported substantially by future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2024.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge rate introduced by The Finance (No. 2) Act 2015.

NWM Plc – No deferred tax assets have been recognised at 31 December 2024 (2023 - nil). The basis of recognition in NWM plc is by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2024. Losses

of £5,520 million have not been recognised in the deferred tax balance at 31 December 2024.

NWB Plc – A deferred tax asset of £333 million (2023 - £362 million) has been recognised in respect of losses of £1,333 million of total losses of £2,195 million carried forward at 31 December 2024. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015, and based on a seven year recovery period, expects the deferred tax asset to be utilised against future taxable profits by the end of 2031.

RBS plc – A deferred tax asset of £685 million (2023 - £597 million) has been recognised in respect of losses of £2,740 million of total losses of £2,948 million carried forward at 31 December 2024. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. Based on a 7-year recovery period, RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2031.

Overseas tax losses

UBIDAC – A deferred tax asset of £5 million (2023 - £5 million) has been recognised in respect of losses of £40 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2024.

NatWest Markets N.V. (NWM N.V.) – A deferred tax asset of £83 million (2023 - £55 million) has been recognised in respect of losses of £322 million of total losses of £2,308 million carried forward at 31 December 2024. NWM N.V. Group considers it to be probable, based on its 5-year budget forecast, that future taxable profits will be available against which the tax losses and tax credits can be partially utilised. The tax losses and the tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £4,960 million (2023 - £5,168 million; 2022 - £5,534 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £23,238 million (2023 - £24,438 million; 2022 - £25,742 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £4,535 million expire after 10 years. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £269 million (2023 - £256 million; 2022 - £257 million) on aggregate underlying temporary differences of £1,241 million (2023 - £1,005 million; 2022 - £1,010 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. UK tax legislation largely exempts from UK tax overseas dividends received.

Notes to the consolidated financial statements continued

8 Earnings per share

Earnings per share measures how much profit NatWest Group makes for each share in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities. The assessment of whether the effect of share options and convertible securities is dilutive or not, is based on the earnings from continuing operations.

	2024	2023	2022
	£m	£m	£m
Earnings			
Profit from continuing operations attributable to ordinary shareholders	4,438	4,506	3,602
Profit/(loss) from discontinued operations attributable to ordinary shareholders	81	(112)	(262)
Profit attributable to ordinary shareholders	4,519	4,394	3,340
Weighted average number of shares (millions)			
Weighted average number of ordinary shares outstanding during the year (1)	8,450	9,164	9,872
Effect of dilutive share options and convertible securities	66	55	57
Diluted weighted average number of ordinary shares outstanding during the year	8,516	9,219	9,929
Earnings per ordinary share - continuing operations	52.5p	49.2p	36.5p
Earnings per ordinary share - discontinued operations	1.0p	(1.2p)	(2.7p)
Total earnings per share attributable to ordinary shareholders - basic (2)	53.5p	47.9p	33.8p
Earnings per ordinary share - fully diluted continuing operations	52.1p	48.9p	36.2p
Earnings per ordinary share - fully diluted discontinued operations	1.0p	(1.2p)	(2.6p)
Total earnings per share attributable to ordinary shareholders - fully diluted	53.1p	47.7p	33.6p

(1)   At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

(2)   In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

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328

Notes to the consolidated financial statements continued

9 Financial instruments - classification

Financial instruments are contracts that give rise to a financial asset of one entity and a corresponding financial liability or equity instrument of a counterparty entity, such as cash, derivatives, loans, deposits and settlement balances. This note presents financial instruments classified in accordance with IFRS 9 – Financial Instruments.

Judgement: classification of financial assets

Classification of financial assets between amortised cost and fair value through other comprehensive income requires a degree of judgement in respect of business models and contractual cashflows.

- — The business model criteria is assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes: the portfolio's policies and objectives; how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
- — The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest (SPPI). A level of judgement is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for SPPI, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

Assets	MFVTPL £m	DFV £m	FVOCI £m	Amortised cost £m	Other assets £m	Total £m
Cash and balances at central banks				92,994		92,994
Trading assets	48,917					48,917
Derivatives (1)	78,406					78,406
Settlement balances				2,085		2,085
Loans to bank - amortised cost (2)				6,030		6,030
Loans to customers - amortised cost (3)				400,326		400,326
Other financial assets	798	5	37,843	24,597		63,243
Intangible assets					7,588	7,588
Other assets (4)					8,396	8,396
31 December 2024	**128,121**	**5**	**37,843**	**526,032**	**15,984**	**707,985**
Cash and balances at central banks				104,262		104,262
Trading assets	45,551					45,551
Derivatives (1)	78,904					78,904
Settlement balances				7,231		7,231
Loans to bank - amortised cost (2)				6,914		6,914
Loans to customers - amortised cost (3)				381,433		381,433
Other financial assets	703	5	28,699	21,695		51,102
Intangible assets					7,614	7,614
Other assets (4)					9,662	9,662
31 December 2023	125,158	5	28,699	521,535	17,276	692,673

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Bank deposits (5)			31,452		31,452
Customer deposits			433,490		433,490
Settlement balances			1,729		1,729
Trading liabilities	54,714				54,714
Derivatives (1)	72,082				72,082
Other financial liabilities (6)		3,548	57,539		61,087
Subordinated liabilities		234	5,902		6,136
Notes in circulation			3,316		3,316
Other liabilities (7)			684	3,917	4,601
31 December 2024	**126,796**	**3,782**	**534,112**	**3,917**	**668,607**
Bank deposits (5)			22,190		22,190
Customer deposits			431,377		431,377
Settlement balances			6,645		6,645
Trading liabilities	53,636				53,636
Derivatives (1)	72,395				72,395
Other financial liabilities (6)		2,888	52,201		55,089
Subordinated liabilities		237	5,477		5,714
Notes in circulation			3,237		3,237
Other liabilities (7)			748	4,454	5,202
31 December 2023	**126,031**	**3,125**	**521,875**	**4,454**	**655,485**

(1) Includes net hedging derivatives assets of £118 million (2023 - £114 million) and net hedging derivatives liabilities of £464 million (2023 - £270 million).

(2) Includes items in the course of collection from other banks of £59 million (2023 - £255 million).

(3) Includes finance lease receivables of £8,998 million (2023 - £8,731 million).

(4) Includes assets of disposal groups held at FVTPL of nil (2023 - £841 million). The portfolio is classified as level 3 in the fair value hierarchy.

(5) Includes items in the course of transmission to other banks of £136 million (2023 - £92 million).

(6) The carrying amount of customer deposits designated at fair value through profit or loss is materially the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.

(7) Includes lease liabilities of £630 million (2023 - £670 million), held at amortised cost.

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked, or sustainability-linked, loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets, or fails to meet, specific targets linked to the activity of the borrower, for example reducing carbon emissions, increasing the level of diversity at Board level, or achieving a sustainable supply chain. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes, amongst other aspects, a review of the consistency of the ESG targets with the asset or activity of the borrower, and consideration of the targets within our risk appetite. Some of these loans are an integral part of our climate and sustainable funding and financing target disclosed on page 13.

The table below analyses financial assets forming a component of ESG-linked loans and other products with contractual terms that could change the timing or amount of cash flows. This is based on balance sheet values as at 31 December and the maximum impact of the potential margin changes on these over a 12 month period.

	2024			2023
	Carrying value £bn	Positive impact on product margin bps	Negative impact on product margin bps	Carrying value £bn
Sustainability-linked loans	**6.9**	**3.1**	**4.0**	6.5
Other products	**20.2**	**–**	**–**	16.1
Lending subject to performance triggers	**27.1**			22.6

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases which are presented under Loans to customers-amortised cost on the balance sheet.

	2024 £m	2023 £m
Amount receivable under finance leases		
Within 1 year	**3,493**	3,340
1 to 2 years	**2,499**	2,358
2 to 3 years	**1,612**	1,625
3 to 4 years	**842**	900
4 to 5 years	**464**	388
After 5 years	**1,043**	1,079
Total lease payments	**9,953**	9,690
Unguaranteed residual values	**150**	169
Future drawdowns	**(12)**	(12)
Unearned income	**(1,001)**	(1,025)
Present value of lease payments	**9,090**	8,822
Impairments	**(92)**	(91)
Net investment in finance leases	**8,998**	8,731

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

Financial instruments – financial assets and liabilities that can be offset

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS					Instruments outside netting agreements	Balance sheet total
2024	Gross	IFRS offset	Balance sheet	Effect of master netting and similar agreements	Cash collateral	Securities collateral	Net amount after netting agreements and effect of related collateral			
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	96,624	(18,746)	77,878	(61,883)	(10,005)	(4,072)	1,918	528	78,406
Derivative liabilities	92,620	(21,027)	71,593	(61,883)	(5,801)	(896)	3,013	489	72,082
Net position (1)	4,004	2,281	6,285	–	(4,204)	(3,176)	(1,095)	39	6,324
Trading reverse repos	42,261	(15,174)	27,087	(1,469)	–	(25,406)	212	40	27,127
Trading repos	45,033	(15,174)	29,859	(1,469)	–	(28,390)	–	703	30,562
Net position	(2,772)	–	(2,772)	–	–	2,984	212	(663)	(3,435)
Non trading reverse repos	45,600	(8,709)	36,891	(80)	–	(36,811)	–	–	36,891
Non trading repos	22,288	(8,709)	13,579	(80)	–	(13,499)	–	–	13,579
Net position	23,312	–	23,312	–	–	(23,312)	–	–	23,312
2023									
Derivative assets	99,023	(20,597)	78,426	(60,355)	(12,284)	(3,408)	2,379	478	78,904
Derivative liabilities	95,734	(23,869)	71,865	(60,355)	(6,788)	(1,663)	3,059	530	72,395
Net position (1)	3,289	3,272	6,561	–	(5,496)	(1,745)	(680)	(52)	6,509
Trading reverse repos	39,573	(16,257)	23,316	(664)	–	(22,461)	191	378	23,694
Trading repos	42,442	(16,257)	26,185	(664)	–	(25,520)	1	717	26,902
Net position	(2,869)	–	(2,869)	–	–	3,059	190	(339)	(3,208)
Non trading reverse repos	37,477	(9,646)	27,831	(5)	–	(27,826)	–	80	27,911
Non trading repos	23,605	(9,646)	13,959	(5)	–	(13,954)	–	3	13,962
Net position	13,872	–	13,872	–	–	(13,872)	–	77	13,949

(1) Net IFRS offset balance of £2,281 million (2023 - £3,272 million) relates to variation margin netting reflected on other balance sheet lines.

Notes to the consolidated financial statements continued

10 Financial instruments - valuation

Financial instruments recognised at fair value are revalued using techniques that can include observable inputs (pricing information that is readily available in the market, for example UK Government securities), and unobservable inputs (pricing information that is not readily available, for example unlisted securities). Gains and losses are recognised in the income statement and statement of comprehensive income as appropriate. This note presents information on the valuation of financial instruments.

The table below provides an overview of the various sections contained within the note.

Critical accounting policy: Fair value – financial instruments

Financial instruments classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss; and fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement considers the characteristics of the asset or liability and the assumptions that a market participant would consider when pricing the asset or liability.

NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (refer to 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

For accounting policy information refer to Accounting policies 2.2, 3.8 and 3.11.

Valuation

(D) = Descriptive; (T) = Table

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Fair value hierarchy

Financial instruments carried at fair value have been classified under the fair value hierarchy. The classification ranges from level 1 to level 3, with more expert judgement and price uncertainty for those classified at level 3.

The determination of an instrument's level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on the level of market activity for the referenced entity.

Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 – instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including collateralised loan obligations (CLOs), most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most over the counter (OTC) derivatives.

Level 3 – instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data.

Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

Valuation techniques

NatWest Group derives the fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

Non-modelled products are valued directly from a price input, typically on a position-by-position basis. Examples include equities and most debt securities.

Non-modelled products can fall into any fair value levelling hierarchy depending on the observable market activity, liquidity, and assessment of valuation uncertainty of the instruments. The assessment of fair value and the classification of the instrument to a fair value level is subject to the valuation controls discussed in the Valuation control section.

Modelled products – valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g., interest rate caps and floors) through to more complex derivatives (e.g., balance guarantee swaps).

For modelled products the fair value is derived using the model and the appropriate model inputs or parameters, as opposed to a cash price equivalent. Model inputs are taken either directly or indirectly from available data, where some inputs are also modelled.

Fair value classification of modelled instruments is either level 2 or level 3, depending on the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify a position.

The modelled product is assigned to the lowest fair value hierarchy level of any significant input used in that valuation.

Most derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2. This is because they are vanilla products valued using standard market models and with observable inputs. Level 2 products range from vanilla to more complex products, where more complex products remain classified as level 2 due to the low materiality of any unobservable inputs.

Inputs to valuation models

When using valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions. Factors considered include the cashflow amounts and timing of those cash flows, and application of appropriate discount rates, incorporating both funding and credit risk. Values between and beyond available data points are obtained by interpolation and extrapolation. The principal inputs to these valuation techniques are as follows:

Bond prices – quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

Credit spreads/margins – these reflect credit default swap levels or the return required over a benchmark rate or index to compensate for the referenced credit risk. Where available, these are derived from the price of credit default swaps or other credit-based instruments, such as debt securities. When direct prices are not available; credit spreads/margins are determined with reference to available prices of entities with similar characteristics.

Interest rates – these are principally based on interest rate swap prices referencing benchmark interest rates. Interest rates, include SONIA (Sterling Overnight Interbank Average Rate) and other overnight rates. Other quoted interest rates may also be used from both the bond, and futures markets.

Foreign currency exchange rates – there are observable prices both for spot and forward contracts and futures in the world's major currencies.

Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or variables are observed to move together. Variables that move in the same direction show positive correlation; those that move in opposite directions are negatively correlated.

Prepayment rates – are used to reflect how fast a pool of assets prepay. The fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. When valuing prepayable instruments, the value of this prepayment option is considered.

Recovery rates/loss given default – are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers, the value of the underlying collateral or inferred from observable credit spreads.

Notes to the consolidated financial statements continued

Valuation control

NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised procedures for the review and validation of fair values. The review of market prices and inputs is performed by an independent price verification (IPV) team.

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. These valuations are then reviewed by the IPV team, independent of those trading the financial instruments, in light of available pricing evidence.

Independent pricing data is collated from a range of sources. Each source is reviewed for quality and the independent data applied in the IPV processes using a formalised input quality hierarchy. Consensus services are one source of independent data and encompass interest rate, currency, credit, and bond markets, providing comprehensive coverage of vanilla products and a wide selection of exotic products.

Where measurement differences are identified through the IPV process these are grouped by the quality hierarchy of the independent data. If the size of the difference exceeds defined thresholds, an adjustment is made to bring the valuation to within the independently calculated fair value range.

IPV takes place at least monthly, for all fair value financial instruments. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument and forms part of the information considered when determining fair value hierarchy classifications.

Initial fair value level classification of a financial instrument is carried out by the IPV team. These initial classifications are subject to senior management review. Particular attention is paid to instruments transferring from one level to another, new instrument classes or products, instruments where the transaction price is significantly different from the fair value and instruments where valuation uncertainty is high.

Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant industry matters.

The Group model risk policy sets the policy for model documentation, testing and review. Governance of the model risk policy is carried out by the Group model risk oversight committee, which comprises model risk owners and independent model experts. All models are required to be independently validated in accordance with the Model Risk Policy.

Key areas of judgement

Over the years the business has simplified, with most products classified as level 1 or 2 of the fair value hierarchy. However, the diverse range of products historically traded by NatWest Group means some products remain classified as level 3. Level 3 indicates a significant level of pricing uncertainty, where expert judgement is used. As such, extra disclosures are required in respect of level 3 instruments.

In general, the degree of expert judgement used and hence valuation uncertainty depends on the degree of liquidity of an instrument or input.

Where markets are liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made. For example, for an equity traded on an exchange, daily volumes of trading can be seen, but for an OTC derivative, assessing the liquidity of the market with no central exchange is more challenging.

A key related matter is where a market moves from liquid to illiquid or vice versa. Where this movement is considered temporary, the fair value level is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been liquid. In this case, the instrument will continue to be classified at the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly by the business and IPV.

The breadth and depth of the IPV data allows for a rules-based quality assessment to be made of market activity, liquidity, and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument being assessed as level 3.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgement and so carry the most significant price uncertainty.

	2024				2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets								
Trading assets								
Loans	-	34,761	278	35,039	-	33,388	209	33,597
Securities	8,772	5,106	-	13,878	8,447	3,493	14	11,954
Derivatives								
Interest rate	-	37,026	473	37,499	1	43,912	650	44,563
Foreign exchange	-	40,687	110	40,797	-	34,096	65	34,161
Other	-	63	47	110	-	72	108	180
Other financial assets								
Loans	-	288	565	853	-	108	657	765
Securities	23,943	13,641	209	37,793	17,848	10,536	258	28,642
Total financial assets held at fair value	32,715	131,572	1,682	165,969	26,296	125,605	1,961	153,862
As a % of total fair value assets	20%	79%	1%		17%	82%	1%	
Liabilities								
Trading liabilities								
Deposits	-	43,966	-	43,966	-	43,126	1	43,127
Debt securities in issue	-	257	-	257	-	706	-	706
Short positions	8,766	1,724	1	10,491	7,936	1,865	2	9,803
Derivatives								
Interest rate	-	31,253	279	31,532	-	38,044	439	38,483
Foreign exchange	-	40,240	66	40,306	-	33,528	58	33,586
Other	-	124	120	244	-	138	188	326
Other financial liabilities								
Debt securities in issue	-	1,733	3	1,736	-	1,605	3	1,608
Other deposits	-	1,787	25	1,812	-	1,280	-	1,280
Subordinated liabilities	-	234	-	234	-	237	-	237
Total financial liabilities held at fair value	8,766	121,318	494	130,578	7,936	120,529	691	129,156
As a % of total fair value liabilities	7%	93%	0%		6%	93%	1%	

(1)   Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2)   For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

10 Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

Adjustment	2024 £m	2023 £m
Funding valuation adjustments	123	132
Credit valuation adjustments	190	236
Bid-offer	76	86
Product and deal specific	157	103
Total	546	557

The decrease in funding valuation adjustments was driven by net exposures switching from positive to negative, primarily due to interest rates increasing. The decrease in credit valuation adjustments was driven by a reduction in exposures, primarily due to interest rates increasing and trade unwinds. The decrease in bid-offer was driven by risk reduction. New trading activity was the driver of the increase in product and deal specific, partially offset by trade unwinds.

Funding valuation adjustments (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge (positive) or funding benefit (negative).

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the exposure reflects the future valuation of the derivative. For collateralised derivatives, the exposure reflects the difference between the future valuation of the derivative and the level of collateral posted.

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that is made to incorporate the counterparty credit risk inherent in derivative exposures. CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where NatWest Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

FVA and CVA are actively managed by a credit and market risk hedging process, and therefore movements in CVA and FVA are partially offset by trading revenue on the hedges.

Bid-offer

Fair value positions are required to be marked to exit levels, represented by bid (long positions) or offer (short positions) levels. Non-derivative positions are typically marked directly to bid or offer prices. However derivative exposures are adjusted to exit levels by taking bid-offer reserves calculated on a portfolio basis. The reserving approach is based on current market bid-offer spreads and standard market bucketing of risk.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability.

Netting is applied on a portfolio basis to reflect the value at which NatWest Group believes it could exit the net risk of the portfolio, rather than the sum of exit costs for each of the portfolio's individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes.

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction, when market data becomes observable, or when the transaction matures or is closed out as appropriate. On 31 December 2024, net gains of £139 million (2023 - £78 million) were carried forward. During the year, net gains of £218 million (2023 - £119 million) were deferred and £157 million (2023 - £115 million) were recognised in the income statement.

Where system-generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades. Accumulated changes in fair value due to credit risk are £44 million (2023 – nil).

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Level 3 additional information

For illiquid assets and liabilities, classified as level 3, additional information is provided on the valuation techniques used and price sensitivity of the products to those inputs. This is to enable the reader to gauge the level of uncertainty that arises from positions with significant unobservable inputs or modelling parameters.

Level 3 ranges of unobservable inputs

The table below provides additional information on level 3 instruments and inputs. This shows the valuation technique used for the fair value calculation, the unobservable input and input range.

Financial instrument	Valuation technique	Unobservable inputs	Units	2024		2023	
				Low	High	Low	High
Trading assets and Other financial assets							
Loans	Price-based	Price	%	88	123	88	123
	Discount cash flow	Credit spreads	bps	36	93	49	119
Debt securities	Price-based	Price	%	-	116	-	119
Equity Shares	Price-based	Price	GBP	-	47,312	-	32,142
	Price-based	Price	%	-	15	-	30
	Discount cash flow	Discount margin	%	9	13	7	9
	Net asset valuation	Fund NAV	%	80	120	80	120
Derivative assets and liabilities							
Credit derivatives	Credit derivative pricing	Credit spreads	bps	15	86	13	600
	Option pricing	Correlation	%	(15)	95	(15)	95
		Volatility	%	30	80	30	80
		Upfront points	%	-	99	-	99
		Recovery rate	%	-	60	-	60
Interest rate & FX derivatives	Option pricing	Correlation	%	(50)	98	(50)	99
		Volatility	%	3	99	30	111
		Constant Prepayment Rate	%	2	20	2	22
		Mean Reversion	%	-	20	-	20
		Inflation volatility	%	1	2	2	2
		Inflation rate	%	2	2	2	3

(1) Valuation for private equity investments may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly, for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.

(2) NatWest Group does not have any material liabilities measured at fair value that are issued with an inseparable third-party credit enhancement.

Level 3 sensitivities

The level 3 sensitivities presented on the next page are calculated at a trade or low-level portfolio basis rather than an overall portfolio basis. As individual sensitivities are aggregated with no reflection of the correlated nature between instruments, the overall portfolio sensitivity may not be accurately reflected. For example, some portfolios may be negatively correlated to others, where a downwards movement in one asset would produce an upwards movement in another. However, due to the additive presentation of the above figures this correlation impact cannot be displayed. As such, the actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the table on the next page.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of these inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt.

As such, the fair value levelling of the derivative portfolios and issued debt is not determined by CVA, FVA or own credit inputs. In addition, any fair value sensitivity driven by these inputs is not included in the level 3 sensitivities presented.

The table below shows the high and low range of fair value of the level 3 assets and liabilities. This range incorporates the range of fair value inputs as described in the previous table.

	2024			2023		
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets						
Trading assets						
Loans	278	-	-	209	-	-
Securities	-	-	-	14	-	-
Derivatives						
Interest rate	473	20	(20)	650	20	(20)
Foreign exchange	110	-	-	65	-	-
Other	47	-	-	108	10	(10)
Other financial assets						
Loans	565	-	(10)	657	-	(40)
Securities	209	20	(30)	258	20	(50)
Total financial assets held at fair value	1,682	40	(60)	1,961	50	(120)
Liabilities						
Trading liabilities						
Deposits	-	-	-	1	-	-
Short positions	1	-	-	2	-	-
Derivatives						
Interest rate	279	10	(10)	439	10	(10)
Foreign exchange	66	-	-	58	-	-
Other	120	10	(10)	188	10	(10)
Other financial liabilities						
Debt securities in issue	3	-	-	3	-	-
Other deposits	25	10	(20)	-	-	-
Total financial liabilities held at fair value	494	30	(40)	691	20	(20)

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

	Derivatives assets £m	Other trading assets (2) £m	Other financial assets (3) £m	Total assets £m	Derivatives liabilities £m	Other trading liabilities (2) £m	Other financial liabilities £m	Total liabilities £m
2024								
At 1 January	**823**	**223**	**915**	**1,961**	**685**	**3**	**3**	**691**
Amounts recorded in the income statement (1)	(122)	(17)	12	(127)	(121)	–	–	(121)
Amount recorded in the statement of comprehensive income	–	–	13	13	–	–	–	–
Level 3 transfers in	7	1	56	64	1	2	25	28
Level 3 transfers out	(3)	(19)	(241)	(263)	(2)	(3)	–	(5)
Purchases/originations	147	118	117	382	121	1	–	122
Settlements/other decreases	(44)	(27)	(18)	(89)	(32)	–	–	(32)
Sales	(178)	–	(72)	(250)	(182)	(2)	–	(184)
Foreign exchange and other adjustments	–	(1)	(8)	(9)	(5)	–	–	(5)
At 31 December	**630**	**278**	**774**	**1,682**	**465**	**1**	**28**	**494**
Amounts recorded in the income statement in respect of balances held at period end - unrealised	**83**	**1**	**12**	**96**	**56**	**–**	**–**	**56**
2023								
At 1 January	1,007	396	930	2,333	975	1	–	976
Amounts recorded in the income statement (1)	(156)	(88)	1	(243)	(313)	–	–	(313)
Amount recorded in the statement of comprehensive income	–	–	32	32	–	–	–	–
Level 3 transfers in	6	15	16	37	7	2	–	9
Level 3 transfers out	(5)	(32)	(190)	(227)	(9)	(2)	–	(11)
Purchases/originations	180	8	275	463	195	2	3	200
Settlements/other decreases	(70)	(8)	(86)	(164)	(51)	–	–	(51)
Sales	(137)	(65)	(52)	(254)	(116)	–	–	(116)
Foreign exchange and other adjustments	(2)	(3)	(11)	(16)	(3)	–	–	(3)
At 31 December	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement in respect of balances held at period end - unrealised	67	(39)	1	29	(121)	–	–	(121)

(1) There were net losses on trading assets and liabilities of £18 million (2023 - net gains of £69 million) was included in income from trading activities. Net gains on other instruments of £12 million (2023 - net gains of £1 million) was included in other operating income or interest income as appropriate.

(2) Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.

(3) Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

2024	Carrying value £bn	Fair value £bn	Fair value hierarchy level Level 1 £bn	Level 2 £bn	Level 3 £bn	Items where fair value approximates carrying value £bn
Financial assets						
Cash and balances at central banks	**93.0**	**93.0**	**-**	**-**	**-**	**93.0**
Settlement balances	**2.1**	**2.1**	**-**	**-**	**-**	**2.1**
Loans to banks	**6.0**	**5.9**	**-**	**1.8**	**0.5**	**3.6**
Loans to customers	**400.3**	**396.6**	**-**	**34.9**	**361.7**	**-**
Other financial assets - securities	**24.6**	**24.6**	**4.3**	**12.4**	**7.9**	**-**
2023						
Financial assets						
Cash and balances at central banks	104.3	104.3	-	-	-	104.3
Settlement balances	7.2	7.2	-	-	-	7.2
Loans to banks	6.9	7.0	-	2.2	0.6	4.2
Loans to customers	381.4	373.2	-	27.5	345.7	-
Other financial assets - securities	21.7	21.6	4.0	6.6	11.0	-
2024						
Financial liabilities						
Bank deposits	**31.5**	**31.2**	**-**	**23.9**	**3.0**	**4.3**
Customer deposits	**433.5**	**433.3**	**-**	**24.3**	**46.0**	**363.0**
Settlement balances	**1.7**	**1.7**	**-**	**-**	**-**	**1.7**
Other financial liabilities						
- debt securities in issue	**57.5**	**57.6**	**-**	**48.9**	**8.7**	**-**
Subordinated liabilities	**5.9**	**6.0**	**-**	**6.0**	**-**	**-**
Notes in circulation	**3.3**	**3.3**	**-**	**-**	**-**	**3.3**
2023						
Financial liabilities						
Bank deposits	22.2	22.3	-	15.4	2.7	4.2
Customer deposits	431.4	431.0	-	30.7	48.8	351.5
Settlement balances	6.6	6.6	-	-	-	6.6
Other financial liabilities						
- debt securities in issue	52.2	52.2	-	41.7	10.5	-
Subordinated liabilities	5.5	5.4	-	5.4	-	-
Notes in circulation	3.2	3.2	-	-	-	3.2

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments, including but not limited to, cash and balances at central banks, settlement balances, loans with short-term maturities, notes in circulation and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a) Contractual cash flows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.

(b) Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Commercial & Institutional (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments. The remaining population is valued using discounted cashflows at current offer rates.

Bank and customer deposits

Fair values of deposits are estimated using discounted cash flow valuation techniques. Where required, methodologies can be revised as additional information and valuation inputs become available.

Notes to the consolidated financial statements continued

11 Financial instruments – maturity analysis

This note shows the maturity profile of NatWest Group's financial assets and liabilities by contractual date of maturity and contractual cash flows.

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2024			2023		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Cash and balances at central banks	92,994	–	92,994	104,262	–	104,262
Trading assets	37,168	11,749	48,917	36,723	8,828	45,551
Derivatives	34,267	44,139	78,406	29,839	49,065	78,904
Settlement balances	2,085	–	2,085	7,231	–	7,231
Loans to banks - amortised cost	5,360	670	6,030	6,650	264	6,914
Loans to customers - amortised cost	99,793	300,533	400,326	87,663	293,770	381,433
Other financial assets	14,524	48,719	63,243	10,192	40,910	51,102
Liabilities						
Bank deposits	21,675	9,777	31,452	8,954	13,236	22,190
Customer deposits	430,693	2,797	433,490	424,893	6,484	431,377
Settlement balances	1,729	–	1,729	6,645	–	6,645
Trading liabilities	44,683	10,031	54,714	45,349	8,287	53,636
Derivatives	34,134	37,948	72,082	30,721	41,674	72,395
Other financial liabilities	22,773	38,314	61,087	20,310	34,779	55,089
Subordinated liabilities	1,051	5,085	6,136	1,047	4,667	5,714
Notes in circulation	3,316	–	3,316	3,237	–	3,237
Lease liabilities	94	536	630	102	568	670

Assets and liabilities by contractual cash flows up to 20 years

The tables on the following page show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

Notes to the consolidated financial statements continued

11 Financial instruments – maturity analysis continued

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years.

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £128 billion (2023 - £125.1 billion) and HFT liabilities of £126.3 billion (2023 - £125.8 billion) have been excluded from the following tables.

2024	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	92,994	–	–	–	–	–
Derivatives held for hedging	17	66	107	61	53	76
Settlement balances	2,085	–	–	–	–	–
Loans to banks - amortised cost	5,080	297	612	9	23	158
Loans to customers - amortised cost	59,702	56,264	82,995	63,857	99,837	123,946
Other financial assets (1)	7,068	9,414	17,417	11,643	11,843	7,493
Finance lease	27	89	126	105	207	325
	166,973	66,130	101,257	75,675	111,963	131,998
Liabilities by contractual maturity up to 20 years						
Bank deposits	16,914	5,315	10,114	81	79	–
Customer deposits	396,703	34,316	2,713	82	–	14
Settlement balances	1,729	–	–	–	–	–
Derivatives held for hedging	63	343	335	271	43	2
Other financial liabilities	8,305	13,501	22,869	15,350	4,710	987
Subordinated liabilities	53	1,201	2,059	2,927	754	339
Other liabilities - Notes in circulation	3,316	–	–	–	–	–
Lease liabilities	24	68	185	96	168	102
	427,107	54,744	38,275	18,807	5,754	1,444
Guarantees and commitments - notional amount (2)						
Guarantees (3)	3,060	–	–	–	–	–
Commitments (4)	132,958	–	–	–	–	–
	136,018	–	–	–	–	–

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

11 Financial instruments – maturity analysis continued

2023	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	104,262	-	-	-	-	-
Derivatives held for hedging	31	29	128	104	49	49
Settlement balances	7,231	-	-	-	-	-
Loans to banks - amortised cost	5,234	1,437	23	302	-	-
Loans to customers - amortised cost	52,175	46,894	81,445	61,465	96,577	114,806
Other financial assets [1]	4,897	6,756	12,304	11,183	10,019	8,063
Finance lease	61	242	735	401	656	359
	173,891	55,358	94,635	73,455	107,301	123,277
Liabilities by contractual maturity up to 20 years						
Bank deposits	8,334	1,279	6,069	8,307	-	-
Customer deposits	393,363	31,900	6,464	11	14	19
Settlement balances	6,645	-	-	-	-	-
Derivatives held for hedging	71	175	366	192	92	8
Other financial liabilities	9,094	12,319	18,843	13,818	4,769	346
Subordinated liabilities	72	1,167	2,301	1,512	1,406	342
Other liabilities - Notes in circulation	3,237	-	-	-	-	-
Lease liabilities	30	79	172	111	175	132
	420,846	46,919	34,215	23,951	6,456	847
Guarantees and commitments - notional amount [2]						
Guarantees [3]	2,833	-	-	-	-	-
Commitments [4]	124,790	-	-	-	-	-
	127,623	-	-	-	-	-

(1)   Other financial assets exclude equity shares.
(2)   Refer to Note 25 Memorandum items – Contingent liabilities and commitments.
(3)   NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(4)   NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes to the consolidated financial statements continued

12 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value and classified as held-for-trading. Financial instruments are classified as held-for-trading if they are held for the purpose of selling or repurchasing them in the short term, to make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

For accounting policy information refer to Accounting policy 3.8.

	2024 £m	2023 £m
Assets		
Loans		
Reverse repos	**27,127**	23,694
Collateral given	**7,367**	9,141
Other loans	**545**	762
Total loans	**35,039**	33,597
Securities		
Central and local government		
- UK	**2,077**	2,729
- US	**3,734**	2,600
- Other	**3,506**	3,062
Financial institutions and corporate	**4,561**	3,563
Total securities	**13,878**	11,954
Total	**48,917**	45,551
Liabilities		
Deposits		
Repos	**30,562**	26,902
Collateral received	**12,509**	15,075
Other deposits	**895**	1,150
Total deposits	**43,966**	43,127
Debt securities in issue	**257**	706
Short positions		
Central and local government		
- UK	**2,680**	1,893
- US	**1,677**	2,071
- Other	**4,755**	4,049
Financial institutions and Corporate	**1,379**	1,790
Total short positions	**10,491**	9,803
Total	**54,714**	53,636

Notes to the consolidated financial statements continued

13 Derivatives

Derivative is a term covering a wide range of financial instruments that derive their fair value from an underlying rate or price, for example interest rates or exchange rates (the underlying). NatWest Group uses derivatives as a part of its trading activities, to manage its own risks such as interest rate, foreign exchange, or credit risk and in certain customer transactions. This note shows contracted volumes of derivatives, how they are used for hedging purposes and the effects of the application of hedge accounting.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

	Notional			Asset			Liability		
	Traded on recognised exchanges	Traded over the counter	Total	Traded on recognised exchanges	Traded over the counter	Total	Traded on recognised exchanges	Traded over the counter	Total
2024	£bn	£bn	£bn	£m	£m	£m	£m	£m	£m
Interest rate	**1,066**	**9,267**	**10,333**	**20**	**37,479**	**37,499**	**2**	**31,530**	**31,532**
- Swaps	–	7,015	7,015	–	28,960	28,960	–	23,138	23,138
- Options	736	1,490	2,226	20	8,519	8,539	2	8,392	8,394
- Forwards and futures	330	762	1,092	–	–	–	–	–	–
Exchange rate	**1**	**3,278**	**3,279**	**6**	**40,791**	**40,797**	**15**	**40,291**	**40,306**
- Swaps	–	454	454	–	8,450	8,450	–	8,195	8,195
- Options	1	851	852	6	5,385	5,391	15	5,561	5,576
- Spot, forwards and futures	–	1,973	1,973	–	26,956	26,956	–	26,535	26,535
Credit	**–**	**14**	**14**	**–**	**110**	**110**	**–**	**244**	**244**
Equity and commodity	**–**	**2**	**2**	**–**	**–**	**–**	**–**	**–**	**–**
Total	**1,067**	**12,561**	**13,628**	**26**	**78,380**	**78,406**	**17**	**72,065**	**72,082**
2023									
Interest rate	819	9,449	10,268	48	44,515	44,563	34	38,449	38,483
- Swaps	–	6,533	6,533	–	33,807	33,807	–	27,424	27,424
- Options	510	1,674	2,184	48	10,708	10,756	34	11,025	11,059
- Forwards and futures	309	1,242	1,551	–	–	–	–	–	–
Exchange rate	1	3,119	3,120	–	34,161	34,161	–	33,586	33,586
- Swaps	–	449	449	–	8,173	8,173	–	7,370	7,370
- Options	1	674	675	–	4,181	4,181	–	4,197	4,197
- Spot, forwards and futures	–	1,996	1,996	–	21,807	21,807	–	22,019	22,019
Credit	–	15	15	–	180	180	–	326	326
Equity and commodity	–	–	–	–	–	–	–	–	–
Total	820	12,583	13,403	48	78,856	78,904	34	72,361	72,395

Included in the table above is the notional amount of £7,321 billion (2023 - £7,280 billion) of interest rate derivatives that are traded over the counter and settled through central clearing counterparties. NatWest Group has no other type of derivatives that are settled through central counterparties.

Notes to the consolidated financial statements continued

13 Derivatives continued

Hedge accounting using derivatives

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group's interest rate hedging relates to the management of NatWest Group's non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates on its financial instruments. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps.

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of interest rates on forecast transactions and on financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, which convert variable cash flows into fixed. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant interest rates, most notably SOFR, EURIBOR, the European Central Bank deposit rate, SONIA and the Bank of England Official Bank Rate. The variability in cash flows due to movements in the relevant interest rate is hedged; this risk component is identified using the risk management systems of NatWest Group and encompasses the majority of cash flow variability risk.

Suitable larger fixed rate financial instruments are subject to fair value hedging in line with documented risk management strategies.

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item's fair value attributable to changes in the interest rate risk component of the hedged item. The significant interest rates identified as risk components are SOFR, EURIBOR, ESTR and SONIA. These risk components are identified using the risk management systems of NatWest Group and encompass the majority of the hedged item's fair value risk.

NatWest Group hedges the exchange rate risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts.

NatWest Group reviews the value of the investments' net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement. Hedge accounting relationships will be designated where required.

Exchange rate risk also arises in NatWest Group where payments are denominated in currencies other than the functional currency. Residual risk positions are hedged with foreign exchange derivatives, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges.

For all cash flow hedging, fair value hedge relationships and net investment hedging, NatWest Group determines that there is an economic relationship between the hedged item and hedging instrument via assessing the initial and ongoing effectiveness by comparing movements in the fair value of the expected highly probable forecast interest cash flows/ fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging instrument. The method used for comparing movements is either regression testing, or the dollar offset method. The method for testing effectiveness and the period over which the test is performed depends on the applicable risk management strategy and is applied consistently to each risk management strategy. Hedge effectiveness is assessed on a cumulative basis and the determination of effectiveness is in line with the requirements of IAS 39.

NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. Hedge ineffectiveness is measured in line with the requirements of IAS 39 and recognised in the income statement as it arises.

Notes to the consolidated financial statements continued

13 Derivatives continued

Derivatives in hedge accounting relationships

Included in the table below are derivatives held for hedging purposes as follows.

	2024				2023			
	Notional	Assets	Liabilities	Changes in fair value used for hedge ineffectiveness (1)	Notional	Assets	Liabilities	Changes in fair value used for hedge ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging								
Interest rate contracts (2)	83.1	1,096	1,965	958	67.6	1,139	2,607	406
Cash flow hedging								
Interest rate contracts	167.9	1,424	3,300	581	140.0	1,924	4,970	1,211
Exchange rate contracts	14.4	116	457	1	16.9	112	254	(12)
Net investment hedging								
Exchange rate contracts (3)	0.3	2	1	9	0.3	2	7	(3)
	265.7	2,638	5,723	1,549	224.8	3,177	7,838	1,602
IFRS netting and clearing house settlements		(2,520)	(5,259)			(3,063)	(7,568)	
		118	464			114	270	

(1) The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2) The hedged risk includes inflation risk.
(3) In addition to the derivative hedging instruments above, NatWest Group held notionals of £3,144 million (2023 - £3,054 million) of non-derivative hedging instruments with a carrying value of £3,163 million (2023 - £3,061 million), that were used in net investment hedges. The non-derivative instruments are other financial liabilities - debt securities in issue.

Hedge ineffectiveness

Hedge ineffectiveness recognised in other operating income comprises.

	2024	2023	2022
	£m	£m	£m
Fair value hedging			
Loss on hedged items attributable to the hedged risk	(954)	(364)	(442)
Gain on the hedging instruments	958	406	482
Fair value hedging ineffectiveness	4	42	40
Cash flow hedging			
Interest rate risk	(2)	10	(60)
Cash flow hedging ineffectiveness	(2)	10	(60)
Total	2	52	(20)

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

— The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge);
— Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
— Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

Notes to the consolidated financial statements continued

13 Derivatives continued
Maturity of notional hedging contracts
The following table shows the period in which the notional of hedging contract ends.

2024	0-3 months £bn	3-12 months £bn	1-3 years £bn	3-5 years £bn	5-10 years £bn	Over 10 years £bn	Total £bn
Fair value hedging							
Interest rate risk [1]							
Hedging assets	**4.0**	**5.5**	**12.6**	**9.7**	**6.6**	**3.7**	**42.1**
Hedging liabilities	**0.8**	**4.3**	**14.2**	**15.5**	**5.7**	**0.5**	**41.0**
2023							
Fair value hedging							
Interest rate risk [1]							
Hedging assets	0.1	1.7	7.1	9.0	5.9	4.7	28.5
Hedging liabilities	2.7	3.3	13.4	11.3	7.7	0.7	39.1
2024							
Cash flow hedging							
Interest rate risk							
Hedging assets	**10.6**	**10.8**	**22.0**	**30.3**	**12.0**	**-**	**85.7**
Hedging liabilities	**2.5**	**17.1**	**50.7**	**10.1**	**1.4**	**0.4**	**82.2**
Exchange rate risk							
Hedging assets	**0.5**	**0.8**	**0.5**	**-**	**-**	**-**	**1.8**
Hedging liabilities	**3.1**	**2.5**	**3.7**	**3.3**	**-**	**-**	**12.6**
2023							
Cash flow hedging							
Interest rate risk							
Hedging assets	3.9	14.5	33.9	22.8	10.1	-	85.2
Hedging liabilities	0.8	3.9	39.1	10.1	0.3	0.6	54.8
Exchange rate risk							
Hedging assets	0.3	0.7	1.6	-	-	-	2.6
Hedging liabilities	8.4	0.8	2.4	2.5	0.2	-	14.3

(1) The hedged risk includes inflation risk.

Notes to the consolidated financial statements continued

13 Derivatives continued

Average fixed interest rates

The following table shows average fixed rate for cash flow hedges, interest rate risk.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	Over 10 years	Total
2024	%	%	%	%	%	%	%
Average fixed interest rate							
Hedging assets	**3.85**	**0.98**	**2.52**	**3.32**	**2.84**	**3.12**	**2.82**
Hedging liabilities	**4.34**	**4.76**	**3.97**	**3.09**	**3.64**	**4.18**	**4.03**
2023							
Average fixed interest rate							
Hedging assets	1.16	2.46	1.19	3.3	1.77	3.12	2.04
Hedging liabilities	0.93	2.54	4.36	2.28	2.36	4.5	3.79

Average foreign exchange rates

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2024	2023
INR/GBP	**109.07**	105.03
USD/GBP	**1.30**	1.28
CHF/GBP	**1.08**	1.08
JPY/GBP	**176.04**	170.54
JPY/USD	**130.79**	129.75
NOK/USD	**9.21**	9.21

Notes to the consolidated financial statements continued

13 Derivatives continued

Analysis of hedged items and related hedging instruments

The table below analyses assets and liabilities subject to hedging derivatives.

2024	Carrying value of hedged assets and liabilities £m	Impact on hedged items included in carrying value £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m
Fair value hedging - interest rate (2)			
Loans to banks and customers - amortised cost	**5,318**	**(478)**	**(182)**
Other financial assets - securities	**36,724**	**(29)**	**(347)**
Total (3)	**42,042**	**(507)**	**(529)**
Bank and customer deposits	**382**	**–**	**(3)**
Other financial liabilities - debt securities in issue (5)	**37,548**	**(784)**	**(315)**
Subordinated liabilities	**5,772**	**(244)**	**(107)**
Total	**43,702**	**(1,028)**	**(425)**
2023			
Fair value hedging - interest rate (2)			
Loans to banks and customers - amortised cost	5,663	(316)	167
Other financial assets - securities	22,896	174	636
Total (3)	28,559	(142)	803
Bank and customer deposits	745	(3)	(6)
Other financial liabilities - debt securities in issue (5)	36,305	(1,151)	(1,023)
Subordinated liabilities	5,346	(320)	(138)
Total	42,396	(1,474)	(1,167)

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

13 Derivatives continued

2024	Carrying value of hedged assets and liabilities £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m
Cash flow hedging – interest rate		
Loans to banks and customers – amortised cost (4)	**84,065**	**(190)**
Other financial assets – securities	**1,625**	**(2)**
Total	**85,690**	**(192)**
Bank and customer deposits	**82,081**	**(391)**
Other financial liabilities – debt securities in issue	**149**	**-**
Total	**82,230**	**(391)**
Cash flow hedging – exchange rate		
Loans to banks and customers – amortised cost (4)	**223**	**-**
Other financial assets – securities	**1,598**	**-**
Total	**1,821**	**-**
Other financial liabilities – debt securities in issue	**8,279**	**(1)**
Other	**195**	**-**
Total	**8,474**	**(1)**
2023		
Cash flow hedging – interest rate		
Loans to banks and customers – amortised cost (4)	84,583	(2,796)
Other financial assets – securities	623	(22)
Total	85,206	(2,818)
Bank and customer deposits	54,675	1,610
Other financial liabilities – debt securities in issue	156	7
Total	54,831	1,617
Cash flow hedging – exchange rate		
Loans to banks and customer – amortised cost (4)	583	-
Other financial assets – securities	1,839	-
Total	2,422	-
Other financial liabilities – debt securities in issue	11,460	9
Other	201	3
Total	11,661	12

(1) The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2) The hedged risk includes inflation risk.
(3) Carrying values include £46 million (2023 – £57 million) adjustment for discontinued fair value hedges.
(4) Includes cash and balances at central banks.
(5) The carrying value include £4,631 million (2023 – £2,957 million) of debt securities held at amortised cost.

Notes to the consolidated financial statements continued

13 Derivatives continued

Analysis of cash flow and foreign exchange hedge reserve

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2024		2023	
	Cash flow hedge reserve £m	**Foreign exchange hedge reserve £m**	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Continuing				
Interest rate risk	**(1,564)**	**–**	(2,330)	–
Foreign exchange risk	**(6)**	**15**	1	(18)
De-designated				
Interest rate risk	**(437)**	**–**	(304)	–
Foreign exchange risk	**2**	**(663)**	4	(771)
Total	**(2,005)**	**(648)**	(2,629)	(789)

	2024		2023	
	Cash flow hedge reserve £m	**Foreign exchange hedge reserve £m**	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Amount recognised in equity				
Interest rate risk	**(931)**	**–**	137	–
Foreign exchange risk	**59**	**122**	50	107
Total	**(872)**	**122**	187	107
Amount transferred from equity to earnings				
Interest rate risk to net interest income	**1,562**	**–**	1,112	–
Interest rate risk to non interest income	**–**	**–**	(10)	–
Foreign exchange risk to net interest income	**(73)**	**–**	(74)	–
Foreign exchange risk to non interest income	**–**	**19**	(9)	69
Foreign exchange risk to operating expenses	**5**	**–**	2	–
Total	**1,494**	**19**	1,021	69

Notes to the consolidated financial statements continued

14 Loan impairment provisions

There is a risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts, for which we hold expected credit losses (ECL). The calculation of ECL considers historical, current, and forward-looking information to determine the amount we do not expect to recover. It considers losses on both defaulted exposures and performing exposures that may default in future. ECL is recognised on drawn exposures, loans commitments, and contingent liabilities.

For accounting policy information refer to Accounting policy 2.3. Further disclosures on credit risk and information on ECL methodology are shown from page 181.

Loan exposure and impairment metrics

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit loss framework.

	2024 £m	2023 £m
Loans - amortised cost and FVOCI (1,2)		
Stage 1	**363,821**	348,586
Stage 2	**40,474**	37,891
Stage 3	**5,930**	5,563
Of which: individual	*1,285*	*1,031*
Of which: collective	*4,645*	*4,532*
	410,225	392,040
ECL provisions (3)		
- Stage 1	**598**	709
- Stage 2	**787**	976
- Stage 3	**2,040**	1,960
Of which: individual	*451*	*332*
Of which: collective	*1,589*	*1,628*
	3,425	3,645
ECL provision coverage (4)		
- Stage 1 (%)	**0.16**	0.20
- Stage 2 (%)	**1.94**	2.58
- Stage 3 (%)	**34.40**	35.23
	0.83	0.93
Continuing operations		
Impairment (releases)/losses		
ECL charge (5)	**359**	578
Stage 1	**(438)**	(397)
Stage 2	**360**	645
Stage 3	**437**	330
Of which: individual	*192*	*89*
Of which: collective	*245*	*241*
Amounts written off	**654**	319
Of which: individual	*144*	*42*
Of which: collective	*510*	*277*

(1) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £91.8 billion (2023 – £103.1 billion) and debt securities of £62.4 billion (2023 – £50.1 billion).

(2) Includes loans to customers and banks.

(3) Includes £4 million (2023 - £9 million) related to assets classified as FVOCI and £0.1 billion (2023 - £0.1 billion) related to off-balance sheet exposures.

(4) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.

(5) Includes a £12 million release (2023 - £16 million release) related to other financial assets, of which £4 million release (2023 - £6 million charge) related to assets classified as FVOCI; and £5 million release (2023 - £9 million release) related to contingent liabilities.

14 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policy 2.3 sets out how the expected loss approach is applied. At 31 December 2024, impairment provisions amounted to £3,425 million (2023 - £3,645 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgements that are potentially significant to the estimate of impairment losses. For further information and sensitivity analysis, refer to Risk and capital management – Measurement uncertainty and ECL sensitivity analysis section.

IFRS 9 ECL model design principles

Refer to Credit risk – IFRS 9 ECL model design principles section for further details.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES. Refer to Credit risk – Economic loss drivers - Probability weightings of scenarios section for further details.

Notes to the consolidated financial statements continued

15 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a part of NatWest Group's liquidity portfolio.

For accounting policy information refer to Accounting policy 3.8.

		Debt securities						
	Central and local government							
	UK	US	Other	Other debt	Total	Equity shares	Loans	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	-	-	-	1	1	4	793	798
Designated at fair value	-	-	2	3	5	-	-	5
Fair value through other comprehensive income (1)	13,281	4,587	6,192	13,476	37,536	247	60	37,843
Amortised cost	3,571	500	85	20,441	24,597	-	-	24,597
Total	16,852	5,087	6,279	33,921	62,139	251	853	63,243
2023								
Mandatory fair value through profit or loss	-	-	-	1	1	2	700	703
Designated at fair value	-	-	3	2	5	-	-	5
Fair value through other comprehensive income (1)	6,441	5,517	5,738	10,627	28,323	311	65	28,699
Amortised cost	2,889	647	35	18,124	21,695	-	-	21,695
Total	9,330	6,164	5,776	28,754	50,024	313	765	51,102

(1) Upon initial recognition, NatWest Group occasionally irrevocably designates some of its equity investments as equity instruments at FVOCI when they meet the definition of equity under IAS 32 Financial instruments: presentation, are not held for trading or they are held for strategic purposes. Such classification is determined on an instrument-by-instrument basis. Gains and losses on these equity instruments are not recycled to the income statement and dividends are recognised in profit or loss except when they represent a recovery of part of the cost of the instrument, in which case such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

There were no significant acquisitions of equity shares in either year.

NatWest Group disposed of equity shares in VISA Inc. of £62 million (2023 – nil). In 2023, NatWest Group disposed of equity shares in Permanent TSB p.l.c of £47 million and UBS Equity Funds of £35 million. There were no significant dividends on equity shares held at FVOCI in either year.

Notes to the consolidated financial statements continued

16 Intangible assets

Intangible assets, such as internally generated software and goodwill generated on business combinations, are not physical in nature. This note presents the cost of the assets, which is the amount NatWest Group initially paid or incurred, additions and disposals during the year, and any amortisation or impairment. Amortisation is a charge that reflects the usage of the asset and impairment is a reduction in value arising from specific events identified during the year.

For accounting policy information refer to Accounting policies 3.4 and 3.5.

	2024			2023		
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	10,090	4,447	14,537	9,931	3,763	13,694
Currency translation and other adjustments	(4)	(65)	(69)	-	-	-
Acquisitions of companies and businesses	-	-	-	159	37	196
Additions	-	614	614	-	762	762
Disposals and write-off of fully amortised assets	-	(214)	(214)	-	(115)	(115)
At 31 December	10,086	4,782	14,868	10,090	4,447	14,537
Accumulated amortisation and impairment						
At 1 January	4,410	2,513	6,923	4,409	2,169	6,578
Currency translation and other adjustments	-	(24)	(24)	-	-	-
Disposals and write-off of fully amortised assets	-	(201)	(201)	-	(116)	(116)
Impairment of intangible assets	1	20	21	1	22	23
Amortisation charge for the year	-	561	561	-	438	438
At 31 December	4,411	2,869	7,280	4,410	2,513	6,923
Net book value at 31 December	5,675	1,913	7,588	5,680	1,934	7,614

(1) Principally consists of internally generated software.

Intangible assets and goodwill are reviewed for indicators of impairment. Intangible assets were impaired by £21 million in 2024 (2023 – £23 million).

NatWest Group's goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU): 2024 - Retail Banking £2,607 million (2023 - £2,607 million), Ring-Fenced Bank Commercial & Institutional £2,604 million (2023 - £2,605 million), Other £464 million (2023 – £468 million). Our CGUs represent the smallest group of assets to which we have allocated goodwill and reflect the lowest level at which we monitor goodwill post acquisition. Analysis by reportable segment is in Note 4 Segmental analysis.

Impairment testing involves the comparison of the carrying value of each CGU with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management, which are consistent with NatWest Group's capital targets.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Value in use is the present value of expected future cash flows from the CGU.

The recoverable amounts for all CGUs at 31 December 2024 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2023 and 2024 – 1.4%). The 2024 pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs: Retail Banking and Ring-Fenced Bank Commercial & Institutional and Private Banking – 16% (2023 – 16%), Cushon – 15.3% (2023 – 15.3%) and RBS International 14.6% (2023 – 14.6%).

Notes to the consolidated financial statements continued

17 Other assets

Other assets are non-financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2024	2023
	£m	£m
Interests in associates (1)	690	668
Property, plant and equipment (2)	3,967	4,227
Pension schemes in net surplus (Note 5)	190	201
Tax recoverable	7	49
Deferred tax (Note 7)	1,876	1,894
Assets of disposal groups	64	902
Other	1,602	1,721
Other assets	8,396	9,662

(1) Includes interest in Business Growth Fund £678 million (2023 - £658 million).
(2) The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

18 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2024	2023
	£m	£m
Customer deposits including repos	1,812	1,280
Debt securities in issue		
- MRELs	23,998	21,660
- Other medium term notes	22,087	17,843
- Commercial paper and certificates of deposit	11,266	11,321
- Covered bonds	749	2,122
- Securitisation	1,175	863
Total	61,087	55,089

Notes to the consolidated financial statements continued

19 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2024 £m	2023 £m
Dated loan capital	5,996	5,573
Undated loan capital	21	22
Preference shares	119	119
	6,136	5,714

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Dated loan capital		First call date	Maturity date	Capital treatment	2024 £m	2023 £m
NatWest Group plc						
$2,250 million	5.125% notes	-	May-24	Tier 2	-	418
£1,000 million	3.622% notes	May-25	Aug-30	Tier 2	1,006	985
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	1,001	1,000
$1,000 million	6.475% notes	Mar-29	Jun-34	Tier 2	799	-
$850 million	3.032% notes	Aug-30	Nov-35	Tier 2	550	541
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	624	652
$750 million	3.754% notes	Nov-24	Nov-29	Tier 2	-	592
€700 million	5.763% notes	Nov-28	Feb-34	Tier 2	608	636
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	644	657
£600 million	5.642% notes	Oct-29	Oct-34	Tier 2	608	-
					5,840	5,481
Other subsidiaries						
€170 million	Floating rate notes	-	Feb-41	Not applicable	234	237
$150 million	7.125% notes	-	Oct-93	Not applicable	17	17
					6,091	5,735
Fair value hedging					(95)	(162)
					5,996	5,573

Notes to the consolidated financial statements continued

19 Subordinated liabilities continued

Undated loan capital		First call date	Maturity date	Capital treatment	2024 £m	2023 £m
Other subsidiaries						
£31 million	7.380% notes	-	-	Not applicable	1	1
£16 million	5.630% notes	Sep-26	-	Not applicable	17	18
£4.9 million	2.500% fixed notes	-	-	Not applicable	3	3
					21	22
Preference shares						
Other subsidiaries						
£140 million	Non-cumulative preference shares of £1	-	-	Not applicable	119	119
					119	119
Total					6,136	5,714

Notes to the consolidated financial statements continued

20 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities but including lease liabilities held at amortised cost. Other liabilities represent, for example, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

Other liabilities	2024 £m	2023 £m
Lease liabilities	630	670
Provisions for liabilities and charges	864	990
Retirement benefit liabilities (Note 5)	80	99
Accruals	1,353	1,411
Deferred income	394	402
Current tax	263	332
Deferred tax (Note 7)	99	141
Other liabilities (1)	918	1,157
Total	4,601	5,202

(1)   Other liabilities include liabilities of disposal groups of nil (2023 - £3 million).

Provisions for liabilities and charges

	Customer redress £m	Litigation and other regulatory £m	Property £m	Commitments and guarantees £m	Other (1) £m	Total £m
At 1 January 2024	486	156	99	78	171	990
Expected credit loss impairment release	-	-	-	(23)	-	(23)
Currency translation and other movements	(1)	-	(1)	-	(3)	(5)
Charge to income statement	194	30	47	-	301	572
Release to income statement	(137)	(23)	(36)	-	(46)	(242)
Provisions utilised	(122)	(35)	(19)	-	(252)	(428)
At 31 December 2024	420	128	90	55	171	864

(1)   Other materially comprises provisions for restructuring costs and provision for Bank of England Levy.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information refer to Accounting policy 3.12.

Background information on all material provisions is given in Note 25.

Notes to the consolidated financial statements continued

21 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid, multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserve, capital redemption reserve and own shares held.

For accounting policy information refer to Accounting policy 3.10.

			Number of shares	
	2024	2023	**2024**	2023
Allotted, called up and fully paid	**£m**	£m	**000s**	000s
Ordinary shares of £1.0769 (1)	**8,972**	9,683	**8,331,145**	8,991,737
Cumulative preference shares of £1	**0.5**	0.5	**483.0**	483.0

(1)   The nominal value of ordinary shares without rounding is £1.076923076923077 per share.

Movement in allotted, called up and fully paid ordinary shares		Number of shares
	£m	**000s**
At 31 December 2022	**10,539**	**9,786,024**
Share cancellation	**(856)**	**(794,287)**
At 31 December 2023	**9,683**	**8,991,737**
Share cancellation	**(711)**	**(660,592)**
At 31 December 2024	**8,972**	**8,331,145**

Ordinary shares

There is no authorised share capital under the company's constitution. At 31 December 2024, the directors had authority granted at the 2024 Annual General Meeting (AGM) to issue up to £472 million nominal of ordinary shares other than by pre-emption to existing shareholders.

On-market purchases

At the AGM in 2023, shareholders renewed the authority for the company to make market purchases of up to 967 million ordinary shares. The directors used the authority obtained at the 2023 AGM (2023 Authority) to carry out share buyback programmes of up to £500 million (2023 Programme) and £300 million (2024 Programme).

The maximum number of ordinary shares that could be purchased under the 2023 Programme was 920 million (reflecting the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023).

The maximum number of Ordinary Shares that could be purchased under the 2024 Programme was 697 million (reflecting the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023 and further reduced by the number of shares purchased to 19 February 2024 under the 2023 Programme).

The 2023 Programme started on 31 July 2023 and ended on 22 March 2024. 228 million ordinary shares (nominal value £245 million) were purchased by the company under the Programme at a volume weighted average price of 217.1788 pence per Ordinary Share for a total consideration of £495 million. All of the purchased ordinary shares were cancelled, representing 2.52% of the company's issued ordinary share capital.

The 2024 Programme started on 19 February 2024 and ended on 24 July 2024. 104 million ordinary shares (nominal value £113 million) were purchased by the company under the Programme at a volume weighted average price of 287.1225 pence per ordinary share for a total consideration of £300 million. All of the purchased ordinary shares were cancelled, representing 1.19% of the company's issued ordinary share capital.

Shareholders will be asked to renew the authority for the company to make market purchases of ordinary shares at the AGM in 2025.

Off-market purchases

A Directed Buyback Contract between the Company and HMT was approved by the shareholders of the Company at a General Meeting on 6 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders at a General Meeting on 25 August 2022 and at the 2024 AGM.

The authority from shareholders to make off-market purchases of ordinary shares from HMT (or its nominee) under the terms of the Directed Buyback Contract was renewed at the 2024 AGM.

The company used this authority to make an off-market purchase of 392 million ordinary shares (nominal value £423 million) in the company from HMT on 31 May 2024, at a price of 316.2 pence per ordinary share for the total consideration of £1,241 million, representing 4.50% of the company's issued ordinary share capital. The company cancelled 222 million of the purchased ordinary shares and transferred the remaining 170 million ordinary shares to treasury.

On 11 November 2024, the company made a further off-market purchase of 263 million ordinary shares (nominal value £283 million) in the company from HMT, at a price of 380.8 pence per ordinary share for the total consideration of £1 billion, representing 3.16% of the company's issued ordinary share capital. The company cancelled all of purchased ordinary shares.

Notes to the consolidated financial statements continued

21 Share capital and other equity continued

Shareholders will be asked to renew the authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) at the AGM in 2025.

Dividends

In 2024 NatWest Group paid an interim dividend of £498 million, or 6 pence per ordinary share (2023 – £491 million, or 5.5 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.2 billion, or 15.5 pence per ordinary share (2023 – £1.0 billion, or 11.5 pence per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the AGM on 23 April 2025. If approved, payment will be made on 28 April 2025 to shareholders on the register at the close of business on 14 March 2025. The ex-dividend date will be 13 March 2025.

Cumulative preference shares

At the AGM in 2024, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2025.

Other equity

	2024	2023	2022
	£m	£m	£m
Additional Tier 1 notes			
$1.15 billion 8.000% notes callable August 2025 (1)	**736**	735	735
$1.50 billion 6.000% notes callable December 2025 - June 2026 (2)	**1,220**	1,220	1,220
£1.00 billion 5.125% notes callable May - November 2027 (3)	**998**	998	998
£0.40 billion 4.5% notes callable March 2028 (4)	**399**	399	399
$0.75 billion 4.6% notes callable June 2031 (5)	**539**	538	538
$1.00 billion 8.125% notes callable November 2033 (6)	**798**	-	-
$0.75 billion 7.3% notes callable November 2034 (7)	**590**	-	-
	5,280	3,890	3,890

(1) Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.314 per share.
(2) Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of $2.191 (translated at applicable exchange rate) per share.
(3) Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(4) Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(5) Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.462 (translated at applicable exchange rate) per share.
(6) Issued in May 2024. In the event of conversion, converted into ordinary shares at a price of $2.205 (translated at applicable exchange rate) per share.
(7) Issued in November 2024. In the event of conversion, converted into ordinary shares at a price of $2.226 (translated at applicable exchange rate) per share.

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

Additional Tier 1 instruments issued by NatWest Group plc having the legal form of debt are classified as equity under IFRS. The coupons on these instruments are non-cumulative and payable at the company's discretion. In the event NatWest Group's CET1 ratio falls below 7% any outstanding instruments will be converted into ordinary shares at a fixed price.

Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 instruments.

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc less goodwill amortisation charged under previous GAAP.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company's paid up share capital. The nominal value of the shares bought back from HMT in March 2023 and via the Programme during 2023 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2024, 11 million ordinary shares of £1.0769 each of the company (2023 - 12 million) were held by employee share trusts in respect of share awards and options granted to employees.

During 2024, the employee share trusts purchased no ordinary shares and delivered 1 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans.

The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

As part of the shares bought back from HMT in May 2024, the company transferred 170 million ordinary shares to own shares held. The company has used a total of 80 million treasury shares in 2024 to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2024 was 277 million.

NatWest Group plc optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining permissible applications of the share premium account.

Notes to the consolidated financial statements continued

22 Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example, when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees.

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred, or the credit risk is transferred via a derivative or financial guarantee to a SE which then issues liabilities to third party investors.

NatWest Group's involvement in client securitisations takes a number of forms. It may provide secured finance to, or purchase asset-backed notes from, client sponsored SEs secured on assets transferred by the client entity; purchase asset backed securities issued by client sponsored SEs in the primary or secondary markets; or provide liquidity facilities to client sponsored SEs. In addition, NatWest Group arranges or acts as lead manager or placement agent in client primary markets securitisations. NatWest Group provides portfolio structured derivative hedging solutions to clients. NatWest Group undertakes own-asset securitisations to transfer the credit risk on portfolios of financial assets.

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2024, debt securities in issue by such SEs (and held by third parties) were £1,175 million (2023 - £863 million). The associated loans and mortgages at 31 December 2024 were £13,226 million (2023 - £2,687 million). At 31 December, ECL in relation to non-defaulted assets

was reduced by £43 million (2023 - £11 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2024, £9,668 million (2023 - £11,067 million) of loans to customers provided security for debt securities in issue and other borrowing of £2,305 million (2023 - £3,619 million).

Lending of own issued securities

NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2024, £4,715 million (2023 - £4,062 million) of secured own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2024, £4,878 million (2023 - £4,168 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

Unconsolidated structured entities

The term 'unconsolidated structured entities' refers to structured entities not controlled by NatWest Group, and which are established either by NatWest Group or a third party. An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns for NatWest Group arising from the performance of the entity. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to NatWest Group, provision of lending and loan commitments, financial guarantees and investment management agreements. NatWest Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. Structured entities may take the form of funds, trusts, partnerships, securitisation vehicles, and private investment companies. NatWest Group considers itself to be the sponsor of a structured entity where it is primarily involved in the set up and design of the entity and where NatWest Group transfers assets to the entity, markets products associated with the entity in its own name, and/or provides guarantees in relation to the performance of the entity. The nature and extent of NatWest Group's interests in structured entities is summarised in the following table:

	2024			2023		
	Asset-backed securitisation vehicles £m	Investment funds and other £m	Total £m	Asset-backed securitisation vehicles £m	Investment funds and other £m	Total £m
Assets						
Trading assets	252	216	468	303	311	614
Derivatives	94	–	94	134	–	134
Loans to customers	5,399	1,601	7,000	2,701	999	3,700
Other financial assets	15,744	923	16,667	13,096	1,062	14,158
Total	21,489	2,740	24,229	16,234	2,372	18,606
Liabilities						
Derivatives	153	8	161	213	17	230
Total	153	8	161	213	17	230
Off balance sheet						
Liquidity facilities/loan commitments	2,134	457	2,591	1,873	396	2,269
Guarantees	–	104	104	–	127	127
Total	2,134	561	2,695	1,873	523	2,396
Maximum exposure	23,470	3,293	26,763	17,894	2,878	20,772

Notes to the consolidated financial statements continued

23 Asset transfers

This note provides an overview of assets that have been transferred but where the NatWest Group retains substantially all the risks and rewards of the transferred assets and therefore continues to recognize them on balance sheet.

Transfers that do not qualify for derecognition

NatWest Group enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if NatWest Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet are set out below. All of these securities could be sold or repledged by the holder.

The following assets have failed derecognition (1)	2024 £m	2023 £m
Trading assets	7,708	7,907
Loans to bank - amortised cost	70	10
Loans to customers - amortised cost	45	281
Other financial assets	13,174	8,764
Total	20,997	16,962

(1) Associated liabilities were £20,394 million (2023 – £16,522 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities, bank and stock borrowings and other transactions.

Assets pledged against liabilities	2024 £m	2023 £m
Trading assets	10,288	10,976
Loans to banks - amortised cost	–	63
Loans to customers - amortised cost	19,030	21,611
Other financial assets (1)	4,451	6,506
Total	33,769	39,156

(1) Includes assets pledged for pension derivatives and £499 million of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

As part of the covered debt programme £9,668 million of loans to customers and other debt instruments (2023 – £11,067 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issuances of debt securities and other borrowings by the NatWest Group of £2,305 million (2023 – £3,619 million). Refer to Note 22.

Notes to the consolidated financial statements continued

24 Capital resources

NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders' equity to regulatory capital.

	2024 £m	2023 £m
Shareholders' equity (excluding non-controlling interests)		
Shareholders' equity	39,350	37,157
Other equity instruments	(5,280)	(3,890)
	34,070	**33,267**
Regulatory adjustments and deductions		
Own credit	28	(10)
Defined benefit pension fund adjustment	(147)	(143)
Cash flow hedging reserve	1,443	1,899
Deferred tax assets	(1,084)	(979)
Prudential valuation adjustments	(230)	(279)
Goodwill and other intangible assets	(7,544)	(7,614)
Expected loss less impairment	(27)	-
Foreseeable ordinary dividends	(1,249)	(1,013)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges	-	(525)
Adjustment under IFRS 9 transitional arrangements	33	202
	(9,142)	**(8,827)**
CET1 capital	**24,928**	**24,440**
Additional Tier 1 (AT1) capital		
Qualifying instruments and related share premium	5,259	3,875
AT1 capital	**5,259**	**3,875**
Tier 1 capital	**30,187**	**28,315**
Qualifying Tier 2 capital		
Qualifying instruments and related share premium	5,918	5,189
Other regulatory adjustments	-	128
Tier 2 capital	**5,918**	**5,317**
Total regulatory capital	**36,105**	**33,632**

(1)   Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution. Refer Notes 5 and 32.

It is NatWest Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. NatWest Group has complied with the PRA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within NatWest Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of NatWest Group to lend money to other members of NatWest Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

Notes to the consolidated financial statements continued

25 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2024. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	2024	2023
	£m	£m
Contingent liabilities and commitments		
Guarantees	3,060	2,823
Other contingent liabilities	1,496	1,633
Standby facilities, credit lines and other commitments	135,405	127,424
Total	139,961	131,880

(1)   Updated to reflect the regulatory treatment of revocable commitments.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. NatWest Group's maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Guarantees – NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer's specified obligations to a third party if the customer fails to do so. The maximum amount that NatWest Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. NatWest Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit lines - under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2024	2023
	£m	£m
Capital expenditure on property, plant and equipment	14	38
Contracts to purchase goods or services (1)	1,160	1,121
	1,174	1,159

(1)   Of which due within 1 year: £356 million (2023 – £379 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group's financial statements. NatWest Group earned fee income of £302 million (2023 - £264 million; 2022 - £266 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

Notes to the consolidated financial statements continued

25 Memorandum items continued

Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 20 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 422 to 423.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as several non-class actions. The defendants in the co-ordinated proceeding have filed a summary judgment motion on the issue of liability, and briefing on that motion concluded in January 2025.

In March 2024, NatWest Group companies reached an agreement to settle the USD LIBOR class action that asserted claims on behalf of lenders who made USD LIBOR based loans. The settlement amount, which was covered in full by an existing provision, has been paid and the settlement has now received final court approval.

The non-class claims filed in the SDNY include claims that the Federal Deposit Insurance Corporation (FDIC) is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently scheduled to commence in Q1 2026.

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the United States Court of Appeals for the Second Circuit (US Court of Appeals).

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs' appeals in those two cases remain pending.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc,

Notes to the consolidated financial statements continued

25 Memorandum items continued

NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. In December 2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court's decision.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel's Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information,

coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022. The court has ordered that potential class members are required to either opt out of the proceedings or register to be included in or benefit from any potential settlement of the claim. Directions have been made for the provision of evidence during 2025 and 2026.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants and the subject of an application for judicial review.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT's decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in

April 2024. The appeal is scheduled to be heard in April 2025.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants sought the court's permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are

domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties. The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of

Notes to the consolidated financial statements continued

25 Memorandum items continued

these claims will be pursued.

Government securities antitrust litigation
Class action antitrust claims commenced in March 2019 were pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks (European government bonds or EGBs). The complaint alleged a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold EGBs.

In March 2024, NatWest Group companies reached an agreement to settle the class action. The settlement amount, which was covered in full by an existing provision, has been paid and the settlement has now received final court approval.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and

other means. Discovery in the non-class action claims is complete. In March 2024, NatWest Group companies reached an agreement to settle the class action. The settlement amount has been paid into escrow pending final court approval of the settlement and was covered in full by an existing provision.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards to NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case entered the discovery phase as against the non-dismissed defendants. In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps. The SDNY's decision is the subject of a pending appeal to the US Court of Appeals.

Odd lot corporate bond trading antitrust litigation
In July 2024, the US Court of Appeals vacated the SDNY's October 2021 dismissal of the class action antitrust complaint alleging that from August 2006 onwards various securities dealers,

including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge's family had owned stock in one of the defendants while the motion was pending. The defendants are now seeking dismissal by a different district court judge.

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were

previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

Offshoring VAT assessments
HMRC, as part of an industry-wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review have both been stayed pending further discussion with HMRC in relation to a separate case involving another bank. The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military

Notes to the consolidated financial statements continued

25 Memorandum items continued

personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert, which the defendants are opposing. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB has appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals are scheduled to be heard in November 2025.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)

NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere,

on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January

2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a probationary period, which was extended to end concurrently with the conclusion of the independent monitorship, which is also required under the plea agreement. The term of the independent monitorship and the ongoing implementation of recommendations made by it is currently scheduled to conclude in December 2025 but may be extended by agreement with the DOJ. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs from any extension of monitorship and/or the period of the probation, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 422 to 423.

Notes to the consolidated financial statements continued

25 Memorandum items continued

RBSI Ltd reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission (JFSC) notified RBSI Ltd that it had been referred to its Enforcement Division in relation to RBSI Ltd's operation of the reliance regime. The reliance regime is specific to certain

Crown Dependencies and enables RBSI Ltd to rely on regulated third parties for specific due diligence information. RBSI Ltd has provided information to the JFSC at its request.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC's appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing, and UBIDAC is following up with the FSPO in that regard.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC identified other legacy issues leading to the establishment of remediation requirements and progress is ongoing to conclude activities.

Notes to the consolidated financial statements continued

26 Non-cash and other items

This note shows non-cash items adjusted for in the cash flow statement and movement in operating assets and liabilities.

	2024	2023	2022
	£m	£m	£m
Impairment losses	359	572	266
Depreciation and amortisation	1,058	934	833
Change in fair value taken to profit or loss of other financial assets	274	(584)	1,267
Change in fair value taken to profit or loss of other financial liabilities and subordinated liabilities	200	831	(2,400)
Foreign exchange recycling losses/(gains)	77	(484)	(5)
Elimination of foreign exchange differences	1,525	312	10
Income receivable on other financial assets	(2,459)	(1,415)	(585)
Loss on sale of other financial assets	21	44	172
Share of (profit)/loss of associates	(19)	9	30
(Gain)/loss on sale of other assets and net assets and liabilities	(23)	125	154
Interest payable on MRELs and subordinated liabilities	1,407	1,352	1,103
(Gain)/loss on redemption of own debt	-	(3)	161
Charges and releases on provisions	330	313	248
Change in fair value of cash flow hedges	1,494	1,021	(304)
Other non-cash items	35	59	48
Defined benefit pension schemes	86	122	205
Non-cash and other items	**4,365**	**3,208**	**1,203**
Change in operating assets and liabilities			
Change in trading assets	(5,331)	327	14,991
Change in derivative assets	(373)	20,826	3,621
Change in settlement balance assets	5,146	(4,659)	(431)
Change in loans to banks	278	752	(202)
Change in loans to customers	(17,173)	(15,626)	(7,628)
Change in other financial assets	(92)	132	(328)
Change in other assets	133	(213)	(255)
Change in assets of disposal groups	106	412	(4,117)
Change in bank deposits	9,262	1,749	(5,838)
Change in customer deposits	2,113	(18,964)	(29,492)
Change in settlement balance liabilities	(4,916)	4,633	(56)
Change in trading liabilities	1,078	828	(11,790)
Change in derivative liabilities	(313)	(21,652)	(6,788)
Change in other financial liabilities	3,640	6,564	989
Change in notes in circulation	79	19	171
Change in other liabilities	(904)	(807)	(1,294)
Change in operating assets and liabilities	**(7,267)**	**(25,679)**	**(48,447)**

Notes to the consolidated financial statements continued

27 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing significant influence in associates or control of subsidiaries and net assets and liabilities purchased and sold. These cash flows are presented as investing activities on the cash flow statement.

	2024 £m	2023 £m	2022 £m
Fair value given for business acquired	-	(139)	-
Acquisition of interest in associates	(4)	-	(1)
Additional investment in associates	(1)	(5)	-
Net assets and liabilities purchased	(2,296)	-	-
Net outflow of cash in respect of acquisitions	(2,301)	(144)	(1)
Disposal of net assets and liabilities	1,003	5,560	6,270
Loss on disposal of net assets and liabilities	(8)	(87)	(106)
Net inflow of cash in respect of disposals	995	5,473	6,164
Dividends received from associate	1	16	-
Net cash expenditure on intangible assets	(614)	(744)	(743)
Net (outflow)/inflow of cash	(1,919)	4,601	5,420

Notes to the consolidated financial statements continued

28 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group, including movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium, and paid-in equity			Subordinated liabilities			MRELs		
	2024	2023	2022	**2024**	2023	2022	**2024**	2023	2022
	£m	£m	£m	**£m**	£m	£m	**£m**	£m	£m
At 1 January	**14,734**	15,590	16,519	**5,714**	6,260	8,429	**21,660**	22,265	23,423
Issue of paid-in equity	**1,390**	–	–						
Issue of subordinated liabilities				**1,386**	611	648			
Redemption of subordinated liabilities				**(999)**	(1,250)	(3,693)			
Interest paid on subordinated liabilities				**(459)**	(439)	(374)			
Issue of MRELs							**5,051**	3,973	3,721
Maturity and redemption of MRELs							**(2,854)**	(4,236)	(4,992)
Interest paid on MRELs							**(885)**	(844)	(703)
Net cash flows from financing activities	**1,390**	–	–	**(72)**	(1,078)	(3,419)	**1,312**	(1,107)	(1,974)
Shares repurchased	**(711)**	(856)	(929)						
Effects of foreign exchange				**(54)**	(166)	597	**(49)**	(987)	1,889
Changes in fair value of subordinated liabilities and MRELs				**76**	230	(594)	**124**	601	(1,806)
Preference shares reclassified to subordinated liabilities				**-**	–	750			
(Gain)/loss on redemption of own debt				**-**	(3)	161			–
Interest payable on subordinated liabilities and MRELs				**465**	464	370	**942**	888	733
Other	**-**	–	–	**7**	7	(34)	**9**	–	–
At 31 December	**15,413**	14,734	15,590	**6,136**	5,714	6,260	**23,998**	21,660	22,265

Notes to the consolidated financial statements continued

29 Analysis of cash and cash equivalents

Non-cash and other add back items and movements in operating assets and liabilities are adjusted for in the cash flow statement. Loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2024	2023	2022
	£m	£m	£m
Cash and balances at central banks	92,994	104,262	144,832
Trading assets	6,886	8,851	8,551
Other financial assets	–	139	19
Loans to banks (1)	4,965	5,572	5,047
Cash and cash equivalents	104,845	118,824	158,449

(1)   Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £3,660 million (2023- £4,434 million; 2022 - £4,895 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. NatWest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €95 million (2023 - €132 million, 2022 - €64 million). The Royal Bank of Scotland International Limited had balances with Central Bank of Luxembourg of £111 million (2023 - £135 million, 2022 - £108 million).

Notes to the consolidated financial statements continued

30 Directors' and key management remuneration

Directors and key management are remunerated for services rendered in the period. The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the directors' remuneration report. Details of the remuneration received by each director are also given in the directors' remuneration report.

Key management comprises members of the NatWest Group plc and NWH Ltd Boards, members of the NatWest Group plc and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International (Holdings) Limited. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities of NatWest Group plc under the new governance structure.

Directors' remuneration	2024 £000	2023 £000
Non-executive directors emoluments	1,547	1,574
Chair and executive directors emoluments	6,425	6,408
	7,972	7,982
Amounts receivable under long-term incentive plans and share option plans	1,471	2,708
Total	9,443	10,690

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2024 £000	2023 £000
Short-term benefits	20,862	21,098
Post-employment benefits	643	741
Share-based payments	5,624	7,264
	27,129	29,103

Short term benefits include benefits expected to be settled wholly within twelve months of balance sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vested under rewards schemes.

31 Transactions with directors and key management

This note presents information relating to any transactions with directors and key management. Key management comprises directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc.

For the purposes of IAS 24 Related party disclosures, key management comprises directors of the company and PDMRs of NatWest Group plc. Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Amounts in the table below are attributed to each person at their highest level of NatWest Group key management, and relate to those who were key management at any time during the financial period.

	At 31 December	
	2024 £000	2023 £000
Loans to customers - amortised cost	3,538	11,406
Customer deposits	39,431	55,254

At 31 December 2024, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £2,570,654 in respect of loans to 7 persons who were directors of the company at any time during the financial period.

Notes to the consolidated financial statements continued

32 Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements. This includes subsidiaries, associates, joint ventures, post-employment benefits plans, Key management personnel and their close family members and entities controlled by them. Transactions between an entity and any related party are disclosed in the financial statements in accordance with both accounting standards and relevant listing rules to ensure readers are aware of how financial statements may be affected by these transactions.

UK Government

The UK Government's shareholding in NatWest Group plc is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 31 December 2024 HM Treasury's holding in NatWest Group plc's ordinary shares was 9.99% (31 December 2023 - 37.97%). As a result, the UK Government through HM Treasury is no longer the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government and UK Government-controlled bodies remain related parties of the NatWest Group.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the UK bank levy Note 3) and FSCS levy (Note 25) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

In March 2024 Bank of England Levy replaced the Cash Ratio Deposit scheme. Members of NatWest Group that are UK authorised institutions are required to pay the levy having eligible liabilities greater than £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries, liabilities to the Bank of England.

Other Related Parties

In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

The primary financial statements of the parent company include transactions and balances with its subsidiaries which have been further disclosed in the relevant notes.

Associates, joint ventures (JVs) and equity investments

In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interest are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

Amounts included in the NatWest Group financial statements, in aggregate, by category of related party are as follows:

31 December 2024	Associates and joint ventures	Equity shares (1)	Total
	£m	£m	£m
Investments	**690**	**122**	**812**
Loans to customers - amortised cost	**-**	**4**	**4**
Customer deposits	**1**	**1**	**2**
Other comprehensive income	**-**	**(22)**	**(22)**
Other operating income	**19**	**-**	**19**

31 December 2023			
Investments	668	145	813
Loans to customers - amortised cost	-	13	13
Customer deposits	2	10	12
Other comprehensive income	-	(8)	(8)
Other operating income	(11)	-	(11)

(1)   Represents investments in entities where ownership is more than 10%

Notes to the consolidated financial statements continued

32 Related parties continued

Post employment benefits

NatWest Group recharges NatWest Group Pension Fund with the cost of pension management services incurred by it. NatWest Group Pension Fund holds bank accounts held with the NatWest Group plc. At 31 December 2024 these balances amounted to £43.2 million (2023 - £36.2 million).

NatWest Group Pension fund also holds certain interest rate swaps, inflation swaps, credit derivatives, cross currency swaps and forward exchange rate agreements where subsidiaries of NatWest Group act as counterparties. These transactions are on commercial terms and carried out on an arms-length basis.

During February 2023, NatWest Group entered into an agreement to establish a new legal structure to hold assets, consolidated on NatWest Group's balance sheet, to meet potential future contributions required by the Main section of the Group' Pension Fund. This transaction required transfer of £471 million to the Reservoir Trust after the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. Refer to details in Note 5 and in Material contracts information on page 428.

33 Post balance sheet events

A post balance sheet event is an event that takes place between the reporting date and the date of approval of the financial statements. Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2024 (reporting date), including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2024 (non-adjusting events). This note provides information relating to material non-adjusting events.

Other than as disclosed in the accounts, there have been no other significant events subsequent to 31 December 2024 which would require a change or additional disclosure.

Parent company financial statements and notes

Balance sheet as at 31 December 2024

	Note	**2024** **£m**	2023 £m
Assets			
Derivatives with subsidiaries		**462**	458
Loans to banks - amortised cost		**2**	-
Amounts due from subsidiaries	4	**27,306**	24,192
Investments in Group undertakings	8	**53,428**	52,592
Other assets		**21**	83
Total assets		**81,219**	77,325
Liabilities			
Amounts due to subsidiaries	4	**483**	117
Derivatives		**685**	937
Other financial liabilities		**24,243**	21,767
Subordinated liabilities	7	**5,840**	5,481
Other liabilities		**25**	88
Total liabilities		**31,276**	28,390
Owners' equity		**49,943**	48,935
Total liabilities and equity		**81,219**	77,325

Owners' equity of NatWest Group plc as at 31 December 2024 includes the profit for the year of £3,950 million (2023 - £2,842 million).

As permitted by section 408(3) of the Companies Act 2006, the primary financial statements of the company do not include an income statement or a statement of comprehensive income.

The accounts were approved by the Board of directors on 13 February 2025 and signed on its behalf by:

Richard Haythornthwaite
Chair

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

NatWest Group plc
Registered No. SC45551

Parent company financial statements and notes continued

Statement of changes in equity for the year ended 31 December 2024

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (6) £m	Retained earnings £m	Other reserves Cash flow hedging £m	Total equity £m
At 1 January 2024	10,844	3,875	1,999	32,221	(4)	48,935
Profit attributable to ordinary shareholders and other equity owners				3,950		3,950
Other comprehensive income						
Amounts recognised in equity					1	1
Amount transferred from equity to earnings					3	3
Tax				-	(1)	(1)
Total comprehensive income				3,950	3	3,953
Transactions with owners						
Ordinary share dividends paid				(1,505)		(1,505)
Paid-in equity dividends paid				(283)		(283)
Shares repurchased during the period (1,2,3)	(711)		711	(2,176)		(2,176)
Securities issued during the period		1,390				1,390
Share-based payments				(5)		(5)
Shares vested under employee share schemes			174			174
Own shares acquired (2)			(540)			(540)
At 31 December 2024	10,133	5,265	2,344	32,202	(1)	49,943
At 1 January 2023	11,700	3,875	1,388	33,134	15	50,112
Profit attributable to ordinary shareholders and other equity owners				2,842		2,842
Other comprehensive income						
Amounts recognised in equity					(6)	(6)
Amount transferred from equity to earnings					(19)	(19)
Tax				-	6	6
Total comprehensive income				2,842	(19)	2,823
Transactions with owners						
Ordinary share dividends paid				(1,456)		(1,456)
Paid-in equity dividends paid				(242)		(242)
Shares repurchased during the period (1,2,3)	(856)		856	(2,057)		(2,057)
Shares vested under employee share schemes			114			114
Own shares acquired (2)			(359)			(359)
At 31 December 2023	10,844	3,875	1,999	32,221	(4)	48,935

For the notes to this table refer to the following page.

Parent company financial statements and notes continued

Statement of changes in equity for the year ended 31 December 2024 continued

	Share capital and statutory £m	Paid-in equity £m	Other statutory reserves (6) £m	Retained earnings £m	Other reserves Cash flow hedging £m	Total equity £m
At 1 January 2022	12,629	3,875	350	31,015	36	47,905
Profit attributable to ordinary shareholders and other equity owners				8,111		8,111
Other comprehensive income						
Amounts recognised in equity					3	3
Amount transferred from equity to earnings					(31)	(31)
Tax				–	7	7
Total comprehensive income				8,111	(21)	8,090
Transactions with owners						
Ordinary share dividends paid				(1,205)		(1,205)
Special dividends paid				(1,746)		(1,746)
Paid-in equity dividends paid				(249)		(249)
Shares repurchased during the period (1,2,3)	(929)		929	(2,054)		(2,054)
Redemption of preference shares (5)				(750)		(750)
Employee share scheme				12		12
Shares vested under employee share schemes			109			109
At 31 December 2022	11,700	3,875	1,388	33,134	15	50,112

(1) NatWest Group plc repurchased and cancelled 173.3 million (2023 - 460.3 million, of which 2.3 million were settled in January 2024, 2022 - 379.3 million) shares. The total consideration of these shares excluding fees was £450.9 million (2023 - £1,151.7 million of which 4.9 million were settled in January 2024, 2022 - £829.3 million), as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.

(2) In June 2024, there was an agreement to buy 392.4 million (May 2023 - 469.2 million, March 2022 - 549.9 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 316.2 pence per share (May 2023 - 268.4 pence per share, March 2022 - 220.05 pence per share) for the total consideration of £1.2 billion (2023 - £1.3 billion, 2022 - £1.2 billion). NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(3) In November 2024, there was an agreement to buy 262.6 million ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 380.8p per share for the total consideration of £1,005.0 million. NatWest Group cancelled all the shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(4) The total distributable reserves for NatWest Group plc is £32,201 million (2023 – £32,217 million, 2022 - £33,134 million).

(5) Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves as a result of foreign exchange.

(6) Other statutory reserves consist of Capital redemption reserves of £3,194 million (2023 - £2,483 million, 2022 - £1,627 million) and Own shares held reserves of £850 million (2023 - £484 million, 2022- £239 million).

The accompanying notes on pages 383 to 397 form an integral part of these financial statements

Parent company financial statements and notes continued

Cash flow statement for the year ended 31 December 2024

	Note	2024 £m	2023 £m	2022 £m
Cash flows from operating activities				
Operating profit before tax from continuing operations		**3,932**	2,796	7,963
Adjustments for:				
Non-cash and other items	9	**(3,414)**	(3,602)	(7,844)
Change in operating assets and liabilities	9	**178**	3,699	4,103
Income taxes received		**78**	-	38
Net cash flows from operating activities (1)		**774**	2,893	4,260
Cash flows from investing activities				
Sale and maturity of other financial assets		**-**	-	3
Additional investments in Group undertakings		**(1,391)**	(260)	(1,059)
Disposals of investments in Group undertakings		**559**	-	999
Dividends received from subsidiaries		**4,163**	3,542	4,842
Net cash flows from investing activities		**3,331**	3,282	4,785
Cash flows from financing activities				
Issue of paid-in equity		**1,390**	-	-
Issue of subordinated liabilities		**1,386**	611	648
Redemption of subordinated liabilities		**(1,001)**	(907)	(3,990)
Interest paid on subordinated liabilities		**(317)**	(314)	(281)
Issue of MRELs		**8**	43	2,285
Maturity and redemption of MRELs		**(834)**	(1,409)	(1,455)
Interest paid on MRELs		**(262)**	(333)	(158)
Share repurchased		**(2,716)**	(2,416)	(2,054)
Dividends paid		**(1,788)**	(1,698)	(3,200)
Net cash flows from financing activities		**(4,134)**	(6,423)	(8,205)
Effects of exchange rate changes on cash and cash equivalents		**(1)**	(10)	27
Net (decrease)/increase in cash and cash equivalents		**(30)**	(258)	867
Cash and cash equivalents at 1 January		**940**	1,198	331
Cash and cash equivalents at 31 December (2)		**910**	940	1,198

(1) Includes interest received of £520 million (2023 - £541 million, 2022 - £282 million) and interest paid of £968 million (2023 - £1,073 million, 2022 - £713 million)

(2) Cash and cash equivalents comprise intragroup loans and advances with a maturity of less than 3 months for 2024, 2023 and 2022.

Parent company financial statements and notes continued

1 Presentation of financial statements

The accounting policies applied to the parent company financial statements are the same as those applied in the consolidated financial statements except investment in group undertaking (subsidiaries) are stated at cost less impairment and that it has no policy regarding consolidation.

The directors have prepared the financial statements on a going concern basis based on the directors' assessment that the parent company will continue in operational existence for a period of twelve months from the date the financial statements are approved (refer to the Report of the directors).

2 Critical accounting policies and sources of estimation uncertainty

The reported results of the parent company are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions involved in the parent company's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are those involved in assessing the impairment, if any, in its investment in group undertakings, refer to Note 8.

3 Derivatives with subsidiaries – designated hedges

Fair value hedging is used to hedge loans and other financial liabilities, and cash flow hedging is used to hedge other financial liabilities and subordinated liabilities.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

The following table shows derivatives held for hedging purposes.

	2024			2023		
	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Fair value hedging - interest rate contracts	12.6	48	472	14.8	25	570
Cash flow hedging - exchange rate contracts	1.4	-	8	1.4	-	16
Total	14.0	48	480	16.2	25	586

4 Financial instruments – classification

The following tables analyse NatWest Group plc's financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Instruments held at fair value are within level 2 of the fair value hierarchy for both periods. Refer to Note 10 for information on the valuation of fair value instruments.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

Assets	MFVTPL £m	Amortised cost £m	Other assets £m	Total £m
Derivatives with subsidiaries	462			462
Loans to banks - amortised cost		2		2
Amounts due from subsidiaries	18,835	8,471		27,306
Investment in Group undertakings			53,428	53,428
Other assets			21	21
31 December 2024	19,297	8,473	53,449	81,219
Derivatives with subsidiaries	458			458
Loans to banks - amortised cost		-		-
Amounts due from subsidiaries	15,702	8,416	74	24,192
Investment in Group undertakings			52,592	52,592
Other assets			83	83
31 December 2023	16,160	8,416	52,749	77,325

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Amounts due to subsidiaries	338		22	123	483
Derivatives with subsidiaries	685				685
Other financial liabilities (1)		14,775	9,468		24,243
Subordinated liabilities			5,840		5,840
Other liabilities				25	25
31 December 2024	1,023	14,775	15,330	148	31,276
Amounts due to subsidiaries	-		17	100	117
Derivatives with subsidiaries	937				937
Other financial liabilities (1)		11,034	10,733		21,767
Subordinated liabilities			5,481		5,481
Other liabilities				88	88
31 December 2023	937	11,034	16,231	188	28,390

(1) Other financial liabilities are MRELs.

Parent company financial statements and notes continued

4 Financial instruments – classification continued

The following table shows amounts due to/from subsidiaries of NatWest Group plc.

	2024 £m	2023 £m
Assets		
Trading assets	561	735
Loans to banks and customers - amortised cost	8,471	8,416
Other financial assets	18,273	14,967
Other assets	1	74
Amounts due from subsidiaries	27,306	24,192
Derivatives (1)	462	458
Liabilities		
Trading liabilities	338	-
Bank and customer deposits	4	-
Other liabilities	123	100
Subordinated liabilities	18	17
Amounts due to subsidiaries	483	117
Derivatives (1)	685	937

(1)   Intercompany derivatives are included within derivatives on the balance sheet.

5 Financial instruments - fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	2024		2023	
	Carrying value £bn	Fair value £bn	Carrying value £bn	Fair value £bn
Financial assets				
Amounts due from subsidiaries (1)	8.5	8.5	8.4	8.2
Financial liabilities				
Other financial liabilities				
- debt securities in issue (2)	9.5	9.6	10.7	10.9
Subordinated liabilities (2)	5.8	5.9	5.5	5.4

(1)   Fair value hierarchy level 2 - £5.7 billion (2023 - £5.7 billion) and level 3 - £2.8 billion (2023 - £2.5 billion).
(2)   Fair value hierarchy level 2.

6 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments based on contractual date of maturity.

	2024			2023		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Derivatives with subsidiaries	34	428	462	97	361	458
Loans to banks - amortised cost	2	-	2	-	-	-
Amounts due from subsidiaries (1)	4,023	23,283	27,306	3,934	20,184	24,118
Liabilities						
Amounts due to subsidiaries (2)	342	18	360	-	17	17
Derivatives with subsidiaries	78	607	685	155	782	937
Other financial liabilities	3,592	20,651	24,243	3,125	18,642	21,767
Subordinated liabilities	1,057	4,783	5,840	1,062	4,419	5,481

(1)   Amounts due from subsidiaries relating to non-financial instruments of Nil (2023 - £74 million) have been excluded from the table.
(2)   Amounts due to subsidiaries relating to non-financial instruments of £123 million (2023 - £100 million) have been excluded from the table.

Parent company financial statements and notes continued

6 Financial instruments - maturity analysis continued

Financial liabilities: contractual maturity

The following table shows undiscounted cash flows payable up to 20 years from the balance sheet date, including future interest payments.

Held-for-trading liabilities amounting to £0.3 billion (2023 - £0.4 billion) have been excluded from the table.

2024	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	-	1	3	3	7	14
Derivatives held for hedging	96	103	192	67	63	-
Other financial liabilities	1,594	2,676	10,108	9,887	4,007	-
Subordinated liabilities	52	1,191	2,021	2,906	699	-
	1,742	3,971	12,324	12,863	4,776	14
2023						
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	-	1	3	3	7	14
Derivatives held for hedging	134	197	178	76	38	-
Other financial liabilities	2,533	1,163	8,269	9,192	4,311	-
Subordinated liabilities	53	1,156	2,280	1,491	1,351	-
	2,720	2,517	10,730	10,762	5,707	14

(1)　Amounts due from subsidiaries relating to non-financial instruments have been excluded from the table.

7 Subordinated liabilities

	2024 £m	2023 £m
Dated loan capital	5,840	5,481
	5,840	5,481

For details of subordinated liabilities, refer to Note 19 to the consolidated financial statements and notes.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

8 Investments in Group undertakings

Critical accounting policy: Investments in Group undertakings

At each reporting date, the parent company assesses whether there is any indication that its investment in its Group undertakings is impaired. If any such indication exists, the parent company undertakes an impairment test by comparing the carrying value of the investment in its Group undertakings with its estimated recoverable amount. The key judgement is in determining the recoverable amount. The recoverable amount of an investment in its Group undertakings is the higher of its fair value less cost to sell and its value in use, being an assessment of the discounted future cash flows of the entity. Impairment testing inherently involves a number of judgements: the five-year cash flow forecast, the choice of appropriate discount and growth rates, and the estimation of fair value. For accounting policy information refer to Accounting policies 3.4 and 3.5.

Investments in Group undertakings are carried at cost less impairment losses. Movements during the year were as follows:

	2024 £m	2023 £m
At 1 January	52,592	52,816
Additional investments in Group undertakings	1,391	260
Disposals of investments in Group undertakings	(555)	-
Net impairment of investments	-	(484)
At 31 December	53,428	52,592

The recoverable amount of investments in Group undertakings is the higher of net asset value as a proxy for fair value less cost to sell or value in use. Where recoverable value is based on net asset value, the fair value measurement is categorised as Level 3 of the fair value hierarchy. The carrying value of Investments in Group undertakings at 31 December 2024 is supported by the respective recoverable values of the entities.

In 2024 the parent company issued £799 million of contingent convertible AT1 notes to its subsidiary NatWest Holdings Limited and £592 million to its subsidiary NatWest Markets Plc. The disposal of investments in 2024 was related to the redemption of £555 million of contingent convertible AT1 notes previously issued to NatWest Holdings Limited.

The net impairment of investments in 2023 was mainly related to the impairment of the investment in NatWest Markets Plc due to the decline in its net asset value mainly driven by losses incurred by the business.

Parent company financial statements and notes continued

8 Investments in Group undertakings continued

The impact of reasonably possible changes to the more significant variables in the value in use calculations for Natwest Holdings Limited is presented below. This reflects the sensitivity of the value in use to each variable on its own. The carrying value of NatWest Group's investment in NatWest Holdings Limited remains recoverable in all cases. It is possible that more than one change may occur at the same time.

		Assumptions			Impact of adverse movement		
	Carrying value	Pre-tax discount rate	Terminal growth rate	Recoverable amount exceeded carrying value	1% increase in discount rate	1% decrease in terminal growth rate	5% decrease in forecast income (1)
31 December 2024	£bn	%	%	£bn	£bn	£bn	£bn
NatWest Holdings Ltd	**42.8**	**16.0**	**1.4**	**9.8**	**(4.9)**	**(2.2)**	**(5.8)**
31 December 2023							
NatWest Holdings Ltd	42.6	16.0	1.4	–	(3.9)	(1.6)	(5.0)

(1) 5% income sensitivity has been applied to each year in the value in use calculation. The impact on the value in use shown above is however nonlinear as the majority of the value in use is derived in the terminal year.

The principal subsidiary undertakings of the parent company are shown below. Their capital consists of ordinary shares, preference shares and additional Tier 1 notes which are unlisted with the exception of certain preference shares listed by NatWest Bank Plc. All of these subsidiaries are included in NatWest Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
National Westminster Bank Plc (1,3)	Banking	Great Britain	100%
The Royal Bank of Scotland plc (3)	Banking	Great Britain	100%
Coutts & Company (2,3)	Banking	Great Britain	100%
NatWest Markets Plc	Banking	Great Britain	100%
NatWest Markets N.V. (4)	Banking	Netherlands	100%
The Royal Bank of Scotland International Limited (5)	Financial Institution	Jersey	100%

(1) The parent company does not hold any of the preference shares in issue.
(2) Coutts & Company is incorporated with unlimited liability.
(3) Owned via NatWest Holdings Limited.
(4) Owned via NatWest Markets Plc.
(5) Owned via The Royal Bank of Scotland International (Holdings) Limited.

For full information on all related undertakings, refer to Note 12.

Parent company financial statements and notes continued

9 Non-cash and other items

This note shows non-cash items adjusted for in the cashflow statement and movement in operating assets and liabilities.

	2024 £m	2023 £m	2022 £m
Impairment releases on intercompany loans to banks	(4)	(2)	–
Net impairment/(reversal) of investments in Group undertakings	–	484	(3,922)
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities	267	(683)	(845)
Elimination of foreign exchange differences	(84)	(485)	960
Other non-cash items	7	(11)	(32)
Dividends receivable from subsidiaries	(4,163)	(3,542)	(4,842)
(Profit)/loss on sale of investments in Group undertakings	(3)	–	1
Interest payable on MRELs and subordinated liabilities	564	644	485
Loss/(gain) on redemption of own debt	2	(7)	351
Non-cash and other items	(3,414)	(3,602)	(7,844)
Change in operating assets and liabilities			
Change in derivative assets	(4)	363	150
Change in amounts due from subsidiaries	129	3,688	2,794
Change in other assets	7	6	655
Change in amounts due to subsidiaries	(2,111)	549	(253)
Change in derivative liabilities	(252)	(443)	676
Change in other financial liabilities	2,476	(462)	–
Change in other liabilities	(67)	(2)	81
Change in operating assets and liabilities	178	3,699	4,103

Parent company financial statements and notes continued

10 Analysis of changes in financing during the year

	Share capital, share premium, and paid-in equity			Subordinated liabilities (1)			MRELs (2)		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	14,719	15,575	16,504	5,498	5,838	7,853	6,446	8,950	8,158
Issue of paid-in equity	1,390	-	-						
Issue of subordinated liabilities				1,386	611	648			
Redemption of subordinated liabilities				(1,001)	(907)	(3,990)			
Interest paid on subordinated liabilities				(317)	(314)	(281)			
Issue of MRELs							8	43	2,285
Maturity and redemption of MRELs							(834)	(1,409)	(1,455)
Interest paid on MRELs							(262)	(333)	(158)
Net cash flows from financing activities	1,390	-	-	68	(610)	(3,623)	(1,088)	(1,699)	672
Effects of foreign exchange	-	-	-	(49)	(160)	574	(36)	(335)	413
Changes in fair value of subordinated liabilities and MRELs				11	91	(354)	256	(774)	(491)
Preference shares reclassified to subordinated liabilities				-	-	750			
Loss/(gain) on redemption of own debt				2	(7)	351	-	-	-
Interest payable on subordinated liabilities and MREL				324	340	287	240	304	198
Shares repurchased	(711)	(856)	(929)						
Others	-	-	-	4	6	-	7	-	-
At 31 December	15,398	14,719	15,575	5,858	5,498	5,838	5,825	6,446	8,950

(1)   Subordinated liabilities include intercompany subordinated liabilities.

(2)   MREL balances are shown net of the effect of down streaming funding to subsidiary companies. This includes RBSI International Limited where MREL resolution rules are under consultation in Jersey.

11 Directors' and key management remuneration

Directors' remuneration is disclosed in Note 31 to the consolidated accounts. The directors had no other reportable related party transactions or balances with the company.

Parent company financial statements and notes continued

12 Related undertakings

Legal entities and activities at 31 December 2024

In accordance with the Companies Act 2006, the company's related undertakings and the accounting treatment for each are listed below. All undertakings are wholly-owned by the company or subsidiaries of the company and are consolidated by reason of contractual control (Section 1162(2) CA 2006), unless otherwise indicated. NatWest Group interest refers to ordinary shares of equal values and voting rights unless further analysis is provided in the notes. Activities are classified in accordance with Annex I to the Capital Requirements Directive (CRD V) and the definitions in Article 4 of the UK Capital Requirements Regulation.



1. United Kingdom
2. Sweden
3. Finland
4. Republic of Ireland
5. Norway
6. The Netherlands
7. Jersey
8. Switzerland
9. Guernsey
10. Italy
11. Germany
12. Gibraltar
13. Luxembourg
14. Cyprus
15. Poland
16. Isle of Man

17. United States (DE)
18. Bermuda
19. India
20. Cayman Islands
21. Australia
22. Hong Kong
23. British Virgin Islands
24. Singapore
25. Japan

Parent company financial statements and notes continued

12 Related undertakings continued

Active related undertakings which are 100% owned by NatWest Group and fully consolidated for accounting purposes

Entity name	Activity	Regulatory treatment
United Kingdom		
250 Bishopsgate, London, EC2M 4AA, England		
280 Bishopsgate Finance Ltd	INV	FC
Better With Money Ltd	BF	DE
Caledonian Sleepers Rail Leasing Ltd	BF	FC
Care Homes 2 Ltd	BF	FC
Care Homes 3 Ltd	BF	FC
Care Homes Holdings Ltd	BF	FC
Creative Auto-Enrolment Ltd	BF	DE
Creative Benefit Solutions Ltd	BF	DE
Cushon Group Ltd	BF	DE
Cushon Holdings Ltd	BF	DE
Cushon Money Ltd	BF	FC
Cushon MT Ltd	BF	DE
Esme Loans Ltd	BF	FC
Gatehouse Way Developments Ltd	INV	DE
Lombard Business Leasing Ltd	BF	FC
Lombard Corporate Finance (11) Ltd	BF	FC
Lombard Corporate Finance (June 2) Ltd	BF	FC
Lombard Corporate Finance (December 3) Ltd	BF	FC
Lombard Discount Ltd	BF	FC
Lombard Finance Ltd	BF	FC
Lombard Industrial Leasing Ltd	BF	FC
Lombard Lease Finance Ltd	BF	FC
Lombard Leasing Company Ltd	BF	FC
Lombard Leasing Contracts Ltd	BF	FC
Lombard Lessors Ltd	BF	FC
Lombard Maritime Ltd	BF	FC
Lombard North Central Leasing Ltd	BF	FC
Lombard North Central PLC	BF	FC
Lombard Property Facilities Ltd	BF	FC
Lombard Technology Services Ltd	BF	FC
Mettle Ventures Ltd	OTH	FC
National Westminster Bank Plc	CI	FC
National Westminster Home Loans Ltd	BF	FC

Entity name	Activity	Regulatory treatment
NatWest Holdings Ltd	INV	FC
NatWest Markets Secretarial Services Ltd	SC	FC
NatWest Property Investments Ltd	INV	DE
NatWest RT Holdings Ltd	OTH	FC
NatWest Strategic Investments Ltd	BF	FC
NatWest Trustee and Depositary Services Ltd	INV	FC
Pittville Leasing Ltd	BF	FC
Premier Audit Company Ltd	BF	FC
Price Productions Ltd	BF	FC
R.B. Capital Leasing Ltd	BF	FC
R.B. Equipment Leasing Ltd	BF	FC
R.B. Leasing (September) Ltd	BF	FC
R.B. Quadrangle Leasing Ltd	BF	FC
RBOS (UK) Ltd	BF	FC
RBS AA Holdings (UK) Ltd	BF	FC
RBS HG (UK) Ltd	BF	FC
RBS Invoice Finance Ltd	BF	FC
RBS SME Investments Ltd	BF	FC
RBSSAF (2) Ltd	BF	FC
RBSSAF (25) Ltd	BF	FC
RoyScot Trust Plc	BF	FC
The One Account Ltd	BF	FC
Walton Lake Developments Ltd	INV	DE
World Learning Ltd	BF	FC
Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ		
ITB1 Ltd	BF	FC
ITB2 Ltd	BF	FC
KUC Properties Ltd	BF	DE
Land Options (West) Ltd	INV	DE
National Westminster International Holdings B.V.	BF	FC
R.B. Leasing Company Ltd	BF	FC
RBS Property Developments Ltd	INV	FC
RBSG International Holdings Ltd	BF	FC
Royal Bank Investments Ltd	BF	FC

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment	Entity name	Activity	Regulatory treatment
Royal Bank Leasing Ltd	BF	FC	**One Edinburgh Quay, 133 Fountainbridge, Edinburgh, EH3 9QG, Scotland**		
Royal Bank of Scotland (Industrial Leasing) Ltd	BF	FC	FreeAgent Central Ltd	SC	FC
Royal Bank Ventures Investments Ltd	BF	FC	FreeAgent Holdings Ltd	SC	FC
Royal Scot Leasing Ltd	BF	FC			
SIG 1 Holdings Ltd	BF	FC	## Sweden		
SIG Number 2 Ltd	BF	FC	**Jakobsbergsgatan 13, 8th Floor, Box 14044, Stockholm, SE-111 44**		
Silvermere Holdings Ltd	BF	FC	Airside Properties AB	BF	FC
The Royal Bank of Scotland Group Independent Financial Services Ltd	BF	FC	Arkivborgen KB	BF	FC
West Register (Hotels Number 3) Ltd	INV	DE	Bilfastighet i Akalla AB	BF	FC
West Register (Property Investments) Ltd	BF	DE	Bilfastighet i Avesta AB	BF	FC
West Register (Realisations) Ltd	INV	DE	Bilfastighet i Bollnas AB	BF	FC
			Bilfastighet i Hemlingby AB	BF	FC
440 Strand, London, England, WC2R OQS			Bilfastighet i Hudiksvall AB	BF	FC
Coutts & Company	CI	FC	Bilfastighet i Ludvika AB	BF	FC
Coutts Finance Co	BF	FC	Bilfastighet i M!rsta AB	BF	FC
RBS Asset Management Holdings	BF	FC	Bilfastighet i Mora AB	BF	FC
			Bilfastighet i Uppsala KB	BF	FC
6-8 George Street, Edinburgh, EH2 2PF, Scotland			Bilfastighet Kista AB	BF	FC
RBS Collective Investment Funds Ltd	BF	FC	Brodmagasinet KB	BF	FC
RBSG Collective Investments Holdings Ltd	BF	FC	Eurohill 4 KB	BF	FC
			Fastighets AB Flojten i Norrkoping	BF	FC
36 St Andrew Square, Edinburgh, EH2 2YB, Scotland			Fastighets Aktiebolaget Sambiblioteket	BF	FC
The Royal Bank of Scotland plc	CI	FC	Fastighetsbolaget Elmotorgatan AB	BF	FC
NatWest Group Plc	BF	FC	Forskningshöjden KB	BF	FC
NatWest Markets Plc	CI	FC	Forvaltningsbolaget Dalkyrkan KB	BF	FC
			Forvaltningsbolaget Kloverbacken Skola KB	BF	FC
11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB, Northern Ireland			Fyrs!te Fastighets AB	BF	FC
Lombard & Ulster Ltd	BF	FC	Grinnhagen KB	BF	FC
Ulster Bank Ltd	CI	FC	Horrsta 4:38 KB	BF	FC
Ulster Bank Pension Trustees Ltd	TR	DE	IR Fastighets AB	BF	FC
			IR IndustriRenting AB	BF	FC
4th Floor, State Buildings, 2 Arthur Place, Belfast, BT1 4HG, Northern Ireland			Kallebäck Institutfastigheter AB	BF	FC
Cushon MT NI Ltd	BF	DE	KB Eurohill	BF	FC
			KB Lagermannen	BF	FC
1 Bartholomew Lane, London EC2N 2AX, England			KB Likriktaren	BF	FC
NatWest Markets Secured Funding LLP	BF	FC	Lakten 1 KB	BF	FC
			LerumsKrysset KB	BF	FC
			Limstagården KB	BF	FC

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment
Lundbyfilen 5 AB	BF	FC
Nordisk Renting AB	BF	FC
Nordisk Specialinvest AB	BF	FC
Nordiska Strategifastigheter Holding AB	BF	FC
Optimus KB	BF	FC
SFK Kommunfastigheter AB	BF	FC
Sjöklockan KB	BF	FC
Skinnarängen KB	BF	FC
Smista Park AB	OTH	FC
Solbanken KB	BF	FC
Strand European Holdings AB	BF	FC
Svenskt Fastighetskapital AB	BF	FC
Svenskt Energikapital AB	BF	FC
Svenskt Fastighetskapital Holding AB	BF	FC
Tygverkstaden 1 KB	BF	FC
Fastighets AB Stockmakaren	BF	FC
Nordisk Renting Facilities Management AB	BF	FC

Finland
Mikonkatu 9, 6th Floor, Helsinki, 00100

Entity name	Activity	Regulatory treatment
Artul Koy	BF	FC
Fab Ekenäs Formanshagen 4	BF	FC
Koy Pennalan Johtotie 2	BF	FC
Koy Helsingin Mechelininkatu 1	BF	FC
Koy Helsingin Osmontie 34	BF	FC
Koy Helsingin Panuntie 11	BF	FC
Koy Helsingin Panuntie 6	BF	FC
Koy Iisalmen Kihlavirta	BF	FC
Koy Jamsan Keskushovi	BF	FC
Koy Kokkolan Kaarlenportti Fab	BF	FC
Koy Kuopion Volttikatu 1	OTH	FC
Koy Kouvolan Oikeus ja Poliisitalo	BF	FC
Koy Millennium	BF	FC
Koy Nummelan Portti	BF	FC
Koy Porkkanakatu 2	BF	FC
Koy Puotikuja 2 Vaasa	BF	FC
Koy Raision Kihlakulma	BF	FC
Koy Ravattulan Kauppakeskus	BF	FC
Koy Vapaalan Service-Center	BF	FC
Nordisk Renting OY	BF	FC
Kiinteist Oy Turun Mustionkatu 6	BF	FC
Koy Harkokuja 2	BF	FC
Kiinteisto Oy Lohjan Ojamonharjuntie 61	BF	FC
Kiinteisto Oy Vantaan Rasti IV	BF	FC
Koy Jasperintie 6	BF	FC
Koy Peltolantie 27	BF	FC

Republic of Ireland
Ulster Bank Head Office, Block B Central Park, Leopardstown, Dublin 18, D18 N153

Entity name	Activity	Regulatory treatment
First Active Ltd	BF	FC
RBS Investments (Ireland) Ltd	BF	FC
RBS Nominees (Ireland) Ltd	BF	FC
Ulster Bank (Ireland) Holdings Unlimited Company	INV	FC
Ulster Bank Dublin Trust Company Unlimited Company	TR	FC
Ulster Bank Holdings (ROI) Ltd	BF	FC
Ulster Bank Ireland Designated Activity Company	CI	FC
Ulster Bank Pension Trustees (R.I.) Ltd	TR	DE
Ulydien Trust Company Ltd	OTH	DE

United States
251 Little Falls Drive, Wilmington, DE, 19808

Entity name	Activity	Regulatory treatment
Candlelight Acquisition LLC	BF	FC
Financial Asset Securities Corp.	BF	FC
NatWest Innovation Services Inc.	OTH	FC
NatWest Markets Group Holdings Corporation	BF	FC
NatWest Markets Securities Inc.	INV	FC
NatWest Services Inc.	SC	FC
Random Properties Acquisition Corp. III	INV	FC
RBS Acceptance Inc.	BF	FC
RBS Commercial Funding Inc.	BF	FC
RBS Financial Products Inc.	BF	FC
RBS Holdings USA Inc.	BF	FC

Norway
Postboks 1400, 0115 Oslo

Entity name	Activity	Regulatory treatment
Arenarena AS	BF	FC
BD Lagerhus AS	BF	FC
Eiendomsselskapet Apteno La AS	BF	FC
Espeland Naering AS	BF	FC
Hatros 1 AS	BF	FC
Leiv Sand Eiendom AS	BF	FC
Kobbervikdalen 2 Utvikling AS	OTH	FC
Kvam Eiendom AS	BF	FC
Narmovegen 455 AS	BF	FC
Nybergflata 5 AS	BF	FC
Rigedalen 44 Eiendom AS	BF	FC
Ringdalveien 20 AS	BF	FC
Ringdalskogen Utvikling AS	OTH	FC
Sandmoen Naeringsbygg AS	BF	FC
Sletta Eiendom II AS	BF	FC
Snipetjernveien 1 AS	BF	FC
Solnorvika AS	BF	FC

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment
H. Heyerdahlsgate 1, Postboks 2020 Vika, Oslo, 0125		
Nordisk Renting AS	BF	FC
Wirsholm AS, Dokkveien 1, NO-0250, Oslo, Norway		
OFH Eiendom AS	BF	FC
The Netherlands		
Claude Debussylaan 94, Amsterdam, 1082 MD		
Alternative Investment Fund B.V.	BF	FC
NatWest Markets N.V.	CI	FC
RBS AA Holdings (Netherlands) B.V.	BF	FC
RBS Holdings N.V.	BF	FC
RBS Netherlands Holdings B.V.	BF	FC
Jersey		
Royal Bank House, 71 Bath Street, St Helier, JE2 4SU		
The Royal Bank of Scotland International (Holdings) Ltd	BF	FC
The Royal Bank of Scotland International Ltd	CI	FC
Switzerland		
Schuetzengassse 4, CH-8001 Zurich		
Coutts & Co Ltd	CI	FC
Tirolerweg 8, Zug, CH- 6300		
Alcover A.G.	BF	DE
Lerchenstrasse 16, Zurich, CH 8022		
NatWest Services (Switzerland) Ltd	SC	FC
Cayman Islands		
Maples Corporate Services Limited, P.O. Box 309, 121 South Church Street, George Town, Grand Cayman, KY1-1104s		
Coutts General Partner (Cayman) V Ltd	BF	FC
Australia		
Ashurst Australia, Level 16, 80 Collins Street, South Tower, Melbourne, VIC, 3000		
RBS Group (Australia) Pty Ltd	BF	FC
RBS Holdings III (Australia) Pty Ltd	BF	FC

Entity name	Activity	Regulatory treatment
Bermuda		
Clarendon House, Two Church Street, Suite 104, Reid Street, Hamilton, HM 11		
KEB Investors, L.P.	BF	FC
Guernsey		
PO Box 230, Heritage Hall, Le Marchant Street, St Peter Port, GY1 4JH		
Lothbury Insurance Company Ltd	BF	DE
Les Echelons Court, Les Echelons, St Peter Port, GY1 1AR		
RBS Employment (Guernsey) Ltd	SC	FC
Italy		
Alfieri V. 1, Conegliano		
Maja Finance S.R.L.	BF	FC
Germany		
Roßmarkt 10, Frankfurt am Main, 60311		
NatWest Bank Europe GmbH	BF	FC
RBS Deutschland Holdings GmbH	BF	FC
India		
6th Floor, Building 2, Tower A, GIL IT/ITES SEZ, Candor TechSpace, Sector 21, Dundahera, Gurugram, Haryana, 122016		
NatWest Digital Services India Private Ltd	SC	FC
12/14, Veer Nariman Road, Brady House 4th floor, Fort, Mumbai, India, 400001		
RBS Prime Services (India) Private Ltd	OTH	FC
Hong Kong		
5/F Manulife Place, 348 Kwun Tong Road, Kowloon		
Atlas Nominees Ltd	OTH	FC
NatWest Markets Securities Japan Ltd	INV	FC
RBS Nominees (Hong Kong) Ltd	BF	FC
Gibraltar		
Madison Building, Midtown, Queensway		
RBS (Gibraltar) Ltd	BF	FC
Luxembourg		
40, Avenue J.F Kennedy, Kirchberg, L 1855		
RBS International Depositary Services S.A.	CI	FC

Parent company financial statements and notes continued

12 Related undertakings continued

Related undertakings which are 100% owned by NatWest Group ownership but are not consolidated for accounting purposes

Entity name	Activity	Regulatory treatment
United Kingdom		
1, London Wall Place, London, EC2Y 5AU, England		
German Biogas Holdco Ltd	INV	DE
8 Sackville Street, London, W1S 3DG, England		
East Grove Holding Ltd	INV	DE
18 Riversway Business Village, Navigation Way, Ashton-on Ribble, Preston, PR2 2YP		
European Investments (Crook Hill) Ltd	OTH	DE
Ventus Investments Ltd	OTH	DE
United States		
251 Little Falls Drive, Wilmington, DE, 19808		
Capulet Homes Florida LLC	OTH	DE
Montague Homes Florida LLC	OTH	DE
Romeo Homes Florida LLC	OTH	DE
Romeo Homes Georgia LLC	OTH	DE
Romeo Homes Indiana LLC	OTH	DE
Romeo Homes Kansas LLC	OTH	DE
Romeo Homes Nevada LLC	OTH	DE
Romeo Homes North Carolina LLC	OTH	DE
Romeo Homes Oklahoma LLC	OTH	DE
Romeo Homes Tennessee LLC	OTH	DE
Romeo Homes Texas LLC	OTH	DE
West Granite Homes Inc.	INV	DE
WGH Development LLC	OTH	DE
WGH Florida LLC	OTH	DE
WGH Georgia LLC	OTH	DE
WGH Indiana LLC	OTH	DE
WGH Kansas LLC	OTH	DE
WGH Nevada LLC	OTH	DE

Entity name	Activity	Regulatory treatment
WGH North Carolina LLC	OTH	DE
WGH Oklahoma LLC	OTH	DE
WGH Texas LLC	OTH	DE
Germany		
Walther-Nernst-Straße 1, Berlin, 12489		
Bioenergie Dargun Immobilien GmbH	OTH	DE
Bioenergie Jessen Immobilien GmbH	OTH	DE
Bioenergie Wiesenburg GmbH & Co. KG	INV	DE
Bioenergie Wiesenburg Verwaltungs GmbH	OTH	DE
Bioenergie Zittau GmbH	OTH	DE
Bioenergie Zittau Immobilien GmbH	OTH	DE
DBV Deutsche Bioenergie Verbinder GmbH	OTH	DE
Reppinichen Dritte Biogas Betriebs GmbH	OTH	DE
Reppinichen Erste Biogas Betriebs GmbH	OTH	DE
Reppinichen Zweite Biogas Betriebs GmbH	OTH	DE
Wiesenburg Dritte Biogas Betriebs GmbH	OTH	DE
Wiesenburg Erste Biogas Betriebs GmbH	OTH	DE
Wiesenburg Zweite Biogas Betriebs GmbH	OTH	DE
Wiesenburger Marktfrucht GmbH	OTH	DE
British Virgin Islands		
2nd floor, Palm Grove House, Road Town, Tortola		
Crook Hill Properties Ltd	OTH	DE
Reaps Moss Ltd	OTH	DE
Jersey		
Royal Bank House, 71 Bath Street, St Helier, JE2 4SU		
RBS International Employees' Pension Trustees Ltd	BF	DE

Parent company financial statements and notes continued

12 Related undertakings continued

Related undertakings where NatWest Group ownership is less than 100%

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %
United Kingdom				
36 St Andrew Square, Edinburgh, EH2 2YB, Scotland				
BGF Group Ltd	BF	AHC	PC	25
Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR				
Falcon Wharf Ltd	OTH	EAJV	PC	50
GWNW City Developments Ltd	BF	EAJV	DE	50
250 Bishopsgate, London, EC2M 4AA, England				
Jaguar Cars Finance Ltd	BF	FC	FC	50
NatWest Boxed Ltd	OTH	FC	FC	82
NatWest Covered Bonds LLP	BF	FC	FC	60
NW A Holdings Ltd	BF	PC	DE	85
The Mill, High Street, Rocester, Staffordshire, ST14 5JW, England				
JCB Finance Ltd	BF	FC	FC	75
99 Queen Victoria Street, London, EC4V 4EH				
London Rail Leasing Ltd	BF	EAJV	PC	50
6 The Countryard, Buntsford Gate, Buntsford Drive , Bromsgrove, Worcestershire, B60 3DJ				
Mortgage Brain Holdings Ltd	OTH	AHC	DE	17
City Gate House, 22 Southwark Bridge Road, London, SE1 9HB				
Motability Operations Group Plc	OTH	IA	FC	40
1 Bartholomew Lane, London EC2N 2AX, England				
NatWest Covered Bonds (LM) Ltd	BF	IA	PC	20
NatWest Markets Secured Funding (LM) Ltd	BF	FC	PC	20
5 Little Portland Street, London, WIW 7J				
Oaxaca Ltd	OTH	IA	DE	23
222 Bishopsgate, London EC2M 4QD				
Pollinate Networks Ltd	OTH	AHC	DE	25
Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ				
RBS Sempra Commodities LLP	BF	FC	FC	51
The Spitfire Building, 71 Collier Street, London, United Kingdom, N1 9BE				
K423 Ltd	OTH	EA	DE	47.4

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %
Luxembourg				
40, Avenue J.F Kennedy, Kirchberg, L 1855				
Lunar Luxembourg SA	BF	FC	DE	0
Lunar Luxembourg Series 2019- 04	BF	FC	DE	0
Lunar Luxembourg Series 2019- 05	BF	FC	DE	0
Lunar Luxembourg Series 2019- 06	BF	FC	DE	0
Lunar Luxembourg Series 2020- 01	BF	FC	DE	0
Lunar Luxembourg Series 2020- 02	BF	FC	DE	0
Lunar Luxembourg Series 2022-01	BF	FC	DE	0
Jersey				
44 Esplanade, St Helier, JE4 9WG				
Nightingale 2024-1 Ltd	BF	FC	DE	0
Nightingale 2024-2 Ltd	BF	FC	DE	0
Nightingale 2024-3 Ltd	BF	FC	DE	0
Nightingale CRE 2018-1 Ltd	BF	FC	DE	0
Nightingale LF 2021-1 Ltd	BF	FC	DE	0
Nightingale Project Finance 2019 1 Ltd	BF	FC	DE	0
Nightingale Project Finance II 2023-1 Ltd	BF	FC	DE	0
Nightingale Securities 2017-1 Ltd	BF	FC	DE	0
Nightingale UK Corp 2020 2 Ltd	BF	FC	DE	0
Sparrow Capital Call 2024-1 Ltd	BF	FC	DE	0
IFC5, St.Helier, JE1 1ST				
Solar Funding II Ltd	BF	FC	FC	0
Cayman Islands				
Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 31119				
Lunar Funding VIII Ltd	BF	FC	DE	0
Italy				
Alfieri V. 1, Conegliano				
Eris Finance S.R.L.	BF	IA	PC	45

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %
Republic of Ireland				
5 Harbourmaster Place, Dublin 1, D01 E7E8				
NatWest Markets Secured Funding DAC	BF	FC	FC	0
Cyprus				
24 Demostheni Severi, 1st Floor, Nicosia, 1080				
Pharos Estates Ltd	OTH	AHC	DE	49

Related undertakings that are not active

Entity name	Accounting treatment	Regulatory treatment	Group %
United Kingdom			
250 Bishopsgate, London, EC2M 4AA, England			
Lombard Corporate Finance (6) Ltd	BF	FC	100
NatWest Ventures Investments Ltd	BF	FC	100
Patalex Productions Ltd	BF	FC	100
Priority Sites Ltd	INV	DE	100
RB Investments 3 Ltd	OTH	FC	100
RBS Management Services (UK) Ltd	SC	FC	100
Scottish Provident Building, 7 Donegall Square West, Belfast, BT1 6JH			
Belfast Bankers' Clearing Company Ltd	AHC	PC	25
7 Castle Street, Edinburgh, EH2 3AH			
RBS Mezzanine Ltd	BF	FC	100
The Netherlands			
Verlengde Poolseweg 16, Breda, 4818CL			
Herge Holding B.V.	IA	PC	63

Entity name	Accounting treatment	Regulatory treatment	Group %
Republic of Ireland			
13-18 City Quay, Dublin 2, Dublin, DO2 ED70			
Lombard Ireland Group Holdings Unlimited	FC	FC	100
Lombard Ireland Ltd	FC	FC	100
One Dockland Central, Guild Street, IFSC, Dublin 1			
RBS Asset Management (Dublin) Ltd	FC	FC	100
One Spencer Dock, Dublin, D01 X9R7			
UB SIG (ROI) Ltd	FC	FC	100
13-18 City Quay, Dublin Docklands, Dublin, Dublin 2, Ireland			
The RBS Group Ireland Retirement Savings Trustee Ltd	TR	DE	100
Poland			
Ilzecka 26 Street, Warsaw, 02-135			

Related undertakings that are dormant

Entity name	Accounting treatment	Regulatory treatment	Group %
United Kingdom			
250 Bishopsgate, London, EC2M 4AA, England			
ANW TDS (Nominee 1) Ltd	FC	DE	100
ANW TDS (Nominee 2) Ltd	FC	DE	100
British Overseas Bank Nominees Ltd	FC	FC	100
Fit Nominee 2 Ltd	FC	FC	100
Fit Nominee Ltd	FC	FC	100
Freehold Managers (Nominees) Ltd	FC	FC	100
Hput A Ltd	NC	DE	100
Hput B Ltd	NC	DE	100
NatWest FIS Nominees Ltd	FC	FC	100
NatWest Group Retirement Savings Trustee Ltd	FC	FC	100
Natwest Pension Trustee Ltd	NC	DE	100
Natwest Pep Nominees Ltd	FC	FC	100
Nextlinks Ltd	FC	FC	100
Project & Export Finance (Nominees) Ltd	FC	FC	100
R.B. Leasing (March) Ltd	FC	FC	100
RBOS Nominees Ltd	FC	FC	100
Sixty Seven Nominees Ltd	FC	FC	100
Syndicate Nominees Ltd	FC	FC	100
The Royal Bank Of Scotland Group Ltd	FC	FC	100
W G T C Nominees Ltd	FC	FC	100

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Accounting treatment	Regulatory treatment	Group %
Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ			
N.C. Head Office Nominees Ltd	FC	FC	100
NatWest Group Secretarial Services Ltd	FC	FC	100
RBS Investment Executive Ltd	NC	DE	100
TDS Nominee Company Ltd	FC	FC	100
The Royal Bank Of Scotland (1727) Ltd	FC	FC	100
6-8 George Street, Edinburgh, EH2 2PF, Scotland			
Coutts Scotland Nominees Ltd	FC	FC	100
RBSG Collective Investments Nominees Ltd	FC	FC	100
Stephenson House, 2 Cherry Orchard Road, Croydon, CR0 6BA, England			
Cushon Nominees Ltd	FC	DE	100
Cushon Pension Trustees Ltd	FC	DE	100
11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB, Northern Ireland			
JCB Finance Pension Ltd	FC	DE	88
440 Strand, London, England, WC2R OQS			
Strand Nominees Ltd	FC	FC	100
Jersey			
Royal Bank House, 71 Bath Street, St Helier, JE2 4SU			
National Westminster Bank Nominees (Jersey) Ltd	FC	FC	100
Republic of Ireland			
c/o Apleona Real Estate Limited, Landscape House, Landscape Road, Churchtown, Dublin 14			
Custom House Docks Basement Management No. 2 Ltd	AHC	DE	25
Norway			
Postboks 1400, 0115 Oslo			
Nordisk Renting A/S	FC	FC	100

Entity name	Accounting treatment	Regulatory treatment	Group %
Sweden			
Jakobsbergsgatan 13, 8th Floor, Box 14044, Stockholm, SE-111 44			
Nordisk Renting HB	FC	FC	100
Isle of Man			
2 Athol Street, Douglas, IM99 1AN			
Tilba Ltd	FC	FC	100

Regulated overseas branches of NatWest Group

Subsidiary	Geographic location
National Westminster Bank	Germany
NatWest Markets Plc	Germany
	India
	Japan
	Singapore
Royal Bank of Scotland International Ltd	Gibraltar
	Guernsey
	Isle of Man
	Luxembourg,
	United Kingdom
NatWest Markets N.V.	France
	Germany
	Italy
	Sweden,

Key:	
Activity	
BF	Banking and financial institution
CI	Credit institution
INV	Investment (shares or property) holding company
SC	Service company
TR	Trustee
OTH	Other
Accounting/Regulatory treatment	
DE	Deconsolidated
FC	Full consolidation
PC	Pro-rata consolidation
AHC	Associate held at cost
EAJV	Equity accounting – Joint venture
IA	Investment accounting
NC	Not consolidated

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 3. Cost:income ratio (excl. litigation and conduct) on page 401.	The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.
Customer deposits excluding central items Refer to Segmental performance on pages 73-78 for components of calculation.	Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.
Funded assets Refer to Condensed consolidated balance sheet on page 295 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 7. Loan:deposit ratio (excl. repos and reverse repos) on page 402.	Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio - this is calculated as net loans to customers held at amortised cost divided by customer deposits.
NatWest Group return on tangible equity Refer to table 4. NatWest Group return on tangible equity on page 402.	NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is: return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segmental performance on pages 73-78 for components of calculation.	Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising debt securities. Average IEA shows the average asset base generating interest over the period.
Net loans to customers excluding central items Refer to Segmental performance on pages 73-78 for components of calculation.	Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.
Operating expenses excluding litigation and conduct Refer to table 2. Operating expenses excluding litigation and conduct on page 400.	The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.
Segmental return on equity Refer to table 5. Segmental return on equity on page 402.	Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.
Tangible net asset value (TNAV) per ordinary share Refer to table 6. Tangible net asset value (TNAV) per ordinary share on page 402.	TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders' interests divided by the number of ordinary shares in issue.
Total income excluding notable items Refer to table 1. Total income excluding notable items on page 400.	Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items

	2024	2023	2022
	£m	£m	£m
Continuing operations			
Total income	**14,703**	14,752	13,156
Less notable items:			
Commercial & Institutional			
Fair value, disposal losses and asset disposals/ strategic risk reduction	**-**	-	(45)
Own credit adjustments (OCA)	**(9)**	(2)	42
Tax interest on prior periods	**-**	3	-
Central items & other			
Loss on redemption of own debt	**-**	-	(161)
Effective interest rate adjustment as a result of redemption of own debt	**-**	-	(41)
Profit from insurance liabilities	**-**	-	92
Liquidity Asset Bond sale (losses)/gains	**-**	(43)	(88)
Share of associate gains/(losses) for Business Growth Fund	**21**	(4)	(22)
Property strategy update	**-**	(69)	-
Interest and foreign exchange management derivatives not in hedge accounting relationships	**150**	79	369
Foreign exchange recycling (losses)/gains	**(76)**	484	-
Ulster Bank RoI fair value mortgage adjustments	**-**	-	(51)
Tax interest on prior periods	**(31)**	(35)	-
	55	413	95
Total income excluding notable items	**14,648**	14,339	13,061

2. Operating expenses excluding litigation and conduct

	Litigation and conduct costs	Other operating expenses	Statutory operating expenses
Year ended 31 December 2024	**£m**	**£m**	**£m**
Continuing operations			
Staff expenses	**64**	**3,997**	**4,061**
Premises and equipment	**-**	**1,211**	**1,211**
Depreciation and amortisation	**-**	**1,058**	**1,058**
Other administrative expenses	**231**	**1,588**	**1,819**
Total	**295**	**7,854**	**8,149**
Year ended 31 December 2023			
Continuing operations			
Staff expenses	62	3,839	3,901
Premises and equipment	-	1,153	1,153
Depreciation and amortisation	-	934	934
Other administrative expenses	293	1,715	2,008
Total	355	7,641	7,996
Year ended 31 December 2022			
Continuing operations			
Staff expenses	45	3,671	3,716
Premises and equipment	-	1,112	1,112
Depreciation and amortisation	-	833	833
Other administrative expenses	340	1,686	2,026
Total	385	7,302	7,687

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

Year ended 31 December 2024	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	NatWest Group £m
Continuing operations					
Operating expenses	**2,937**	**716**	**4,274**	**222**	**8,149**
Less litigation and conduct costs	**(110)**	**(3)**	**(156)**	**(26)**	**(295)**
Other operating expenses	**2,827**	**713**	**4,118**	**196**	**7,854**
Total income	**5,650**	**969**	**7,957**	**127**	**14,703**
Cost:income ratio	**52.0%**	**73.9%**	**53.7%**	**nm**	**55.4%**
Cost:income ratio (excl. litigation and conduct)	**50.0%**	**73.6%**	**51.8%**	**nm**	**53.4%**
Year ended 31 December 2023					
Continuing operations					
Operating expenses	2,828	685	4,091	392	7,996
Less litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Other operating expenses	2,711	676	3,867	387	7,641
Total income	5,931	990	7,421	410	14,752
Cost:income ratio	47.7%	69.2%	55.1%	nm	54.2%
Cost:income ratio (excl. litigation and conduct)	45.7%	68.3%	52.1%	nm	51.8%
Year ended 31 December 2022					
Continuing operations					
Operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302
Total income	5,646	1,056	6,413	41	13,156
Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%

Non-IFRS financial measures continued

4. NatWest Group return on tangible equity

	Year ended or as at	
	31 December	31 December
	2024	2023
	£m	£m
Profit attributable to ordinary shareholders	**4,519**	4,394
Average total equity	**38,018**	36,201
Adjustment for other owners' equity and intangibles	**(12,226)**	(11,486)
Adjusted total tangible equity	**25,792**	24,715
Return on equity	**11.9%**	12.1%
Return on tangible equity	**17.5%**	17.8%

5. Segmental return on equity

	Retail	Private	Commercial &
Year ended 31 December 2024	**Banking**	**Banking**	**Institutional**
Operating profit (£m)	**2,431**	**264**	**3,585**
Paid-in equity cost allocation (£m)	**(79)**	**(18)**	**(183)**
Adjustment for tax (£m)	**(659)**	**(69)**	**(851)**
Adjusted attributable profit (£m)	**1,693**	**177**	**2,551**
Average RWAe (£bn)	**63.4**	**11.1**	**107.0**
Equity factor	**13.4%**	**11.2%**	**13.8%**
Average notional equity (£bn)	**8.5**	**1.2**	**14.8**
Return on equity	**19.9%**	**14.2%**	**17.2%**
Year ended 31 December 2023			
Operating profit (£m)	2,638	291	3,236
Paid-in equity cost allocation (£m)	(55)	(23)	(165)
Adjustment for tax (£m)	(723)	(75)	(768)
Adjusted attributable profit (£m)	1,860	193	2,303
Average RWAe (£bn)	57.8	11.4	107.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.8	1.3	15.0
Return on equity	23.8%	14.8%	15.4%
Year ended 31 December 2022			
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%

6. Tangible net asset value (TNAV) per ordinary share

	Year ended	
	31 December	31 December
	2024	2023
Ordinary shareholders' interests (£m)	**34,070**	33,267
Less intangible assets (£m)	**(7,588)**	(7,614)
Tangible equity (£m)	**26,482**	25,653
Ordinary shares in issue (millions) (1)	**8,043**	8,792
NAV per ordinary share (pence)	**424p**	378p
TNAV per ordinary share (pence)	**329p**	292p

(1) The number of ordinary shares in issue excludes own shares held.

7. Loan:deposit ratio (excl. repos and reverse repos)

	As at		
	31 December	31 December	31 December
	2024	2023	2022
	£m	£m	£m
Loans to customers - amortised cost	**400,326**	381,433	366,340
Less reverse repos	**(34,846)**	(27,117)	(19,749)
Loans to customers - amortised cost (excl. reverse repos)	**365,480**	354,316	346,591
Customer deposits	**433,490**	431,377	450,318
Less repos	**(1,363)**	(10,844)	(9,828)
Customer deposits cost (excl. repos)	**432,127**	420,533	440,490
Loan:deposit ratio	**92%**	88%	81%
Loan:deposit ratio (excl. repos and reverse repos)	**85%**	84%	79%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMAs	AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.
	AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.
	This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.
AUMA net flows	AUMA net flows represents assets under management and assets under administration.
	AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.
Climate and sustainable funding and financing	The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.
Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Wholesale funding	Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.



Additional information

In this section

The Capital Requirements (Country by Country Reporting) Regulations (audited)

This report has been prepared for NatWest Group to comply with the Capital Requirements (Country by Country Reporting) Regulations 2013 which implement Article 89 of the Capital Requirements Directive IV.

This report shows the income, profit/(loss) before tax, tax paid/(received), average and spot employee numbers on a full-time equivalent basis for the entities located in the countries in which we operate.

Country

Each subsidiary or branch is allocated to the country in which it is resident for tax purposes. The data is consolidated for all the subsidiaries and branches allocated to each country.

Income and profit/(loss) before tax

Income includes internal service fee income from other countries, which is eliminated on consolidation for accounting purposes and is shown as an elimination from total income in the tables below. Income and profit/(loss) totals are reported in Note 4 within the Geographical segments table.

Tax paid/(received)

Tax paid/(received) disclosed under CRD IV relates to corporation tax.

Corporation tax paid represents net cash taxes paid to/(received) from the tax authorities in each jurisdiction.

Corporation tax paid is reported on a cash basis as opposed to an accounting basis and therefore does not necessarily have a direct correlation to the reported profits or losses arising in the year. For example, in certain jurisdictions taxable profits may be reduced as a result of the offset of tax losses brought forward from prior years; or tax payments may be calculated with reference to prior year profits.

Full time equivalent employees (FTEs)

FTEs are allocated to the country in which they are primarily based for the performance of their employment duties. The figures disclosed represent the average number of FTEs, including temporary staff, in each country during the period. The FTEs, including temporary staff, at 31 December 2024, have been added for completeness.

Public subsidies received

No public subsidies were received during the period.

The Capital Requirements (Country by Country Reporting) Regulations (audited)

NatWest Group Country-by-Country tax breakdown 2024

Country	Income (1) £m	Profit/(loss) before tax (1) £m	Tax paid/ (received) £m	Headcount Average FTE including temporary staff	Headcount FTE including temporary staff as at the year end 31 December 2024
UK	13,721	5,724	1,480	39,237	38,306
Guernsey	196	147	12	92	92
Isle of Man	93	19	3	363	365
Jersey	549	256	27	778	753
UK region (2)	14,559	6,146	1,522	40,470	39,516
Finland	15	13	4	7	8
France	48	11	-	69	70
Germany	(217)	(271)	10	121	125
Gibraltar	51	19	5	66	69
Greece	-	(1)	-	1	1
Republic of Ireland	57	(45)	(2)	242	106
Italy	12	3	(1)	21	22
Luxembourg	157	117	26	74	75
Netherlands	179	92	-	125	124
Norway	5	5	1	-	-
Poland	97	(22)	-	1,238	804
Sweden	11	-	3	42	39
Switzerland	126	9	2	292	263
Turkey	1	-	1	1	-
Europe region (2)	542	(70)	49	2,299	1,706
USA	211	75	1	275	273
US region (2)	211	75	1	275	273
India	534	100	29	17,241	17,607
Japan	18	3	1	36	37
Singapore	63	22	-	98	84
Asia Pacific region (2)	615	125	30	17,375	17,728
UK region	14,559	6,146	1,522	40,470	39,516
Europe region	542	(70)	49	2,299	1,706
US region	211	75	1	275	273
Rest of World region	615	125	30	17,375	17,728
Global total	15,927	6,276	1,602	60,419	59,223
Elimination of internal service fee income	(1,205)	-	-	-	-
Global total	14,722	6,276	1,602	60,419	59,223

For the notes to this table refer to the following page.

The Capital Requirements (Country by Country Reporting) Regulations (audited)

NatWest Group Country-by-Country tax breakdown 2023

				Headcount	
		(Loss)/profit	Tax paid/	Average FTE	FTE including temporary
	Income (1)	before tax (1)	(received)	including	staff as at the year end
Country	£m	£m	£m	temporary staff	31 December 2023
UK	13,669	5,771	954	40,215	39,973
Guernsey	184	138	9	94	92
Isle of Man	99	27	2	373	361
Jersey	541	260	15	774	778
UK region (2)	14,493	6,196	980	41,456	41,204
Finland	16	12	3	6	7
France	34	(1)	3	67	66
Germany	77	24	1	117	108
Gibraltar	48	24	4	66	66
Greece	(1)	(1)	1	1	1
Republic of Ireland	–	(542)	–	1,096	380
Italy	10	1	1	19	22
Luxembourg	146	108	1	73	76
Netherlands	171	84	–	122	124
Norway	6	5	1	–	–
Poland	79	7	–	1,552	1,492
Spain	–	–	(1)	–	–
Sweden	16	8	3	40	42
Switzerland	139	9	2	285	298
Turkey	2	1	–	2	2
Europe region (2)	743	(261)	19	3,446	2,684
USA	146	44	–	269	276
Cayman Islands	–	1	–	–	–
US region (2)	146	45	–	269	276
Hong Kong	2	5	–	3	–
India	464	63	33	16,327	16,944
Japan	23	3	1	36	34
Singapore	55	15	–	114	111
Asia Pacific region (2)	544	86	34	16,480	17,089
UK region	14,493	6,196	980	41,456	41,204
Europe region	743	(261)	19	3,446	2,684
US region	146	45	–	269	276
Rest of World region	544	86	34	16,480	17,089
Global total	15,926	6,066	1,033	61,651	61,253
Elimination of internal service fee income	(1,168)	–	–	–	–
Global total	14,758	6,066	1,033	61,651	61,253

(1) A full list of NatWest Group's subsidiaries names, nature of activities and geographical locations is available in Note 12 of the parent company accounts.

(2) Includes internal service fee income of £464 million for UK region (2023 – £489 million), £219 million for Europe region (2023 – £232 million), £3 million for US region (2023 – £3 million) and £519 million for Asia Pacific region (2023 – £444 million)

(3) The amounts shown above are presented to the nearest million and as a result any amounts less than £0.5 million have been rounded to zero.

(4) The information above is presented on a gross reporting basis and includes results from discontinued operations. The results from discontinued operations are included in the Republic of Ireland totals, increase in income: £19 million; Profit before tax: £81 million; tax paid: nil; subsidies received: nil; average headcount: nil; headcount as at 31 December 2024: nil (2023 – Increase in income: £6 million; loss before tax: £112 million; tax paid: nil; subsidies received: nil; average headcount: 130; headcount as at 31 December 2023: nil).

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could have a material adverse effect on NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other risk factors in this section and other parts of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments.

As a principally UK-focused banking group, NatWest Group is affected by global economic and market conditions and is particularly exposed to those conditions in the UK. Uncertain and volatile economic conditions in the UK or globally can create a challenging operating environment for financial services companies such as NatWest Group.

The outlook for the UK and the global economy is affected by many dynamic factors including: GDP, unemployment, inflation and interest rates, asset prices (including residential and commercial property), energy prices, monetary and fiscal policy (such as increases in bank

levies), supply chain disruption, protectionist policies or trade barriers (including tariffs).

Economic and market conditions could be exacerbated by a number of factors including: instability in the UK and/or global financial systems, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices, political uncertainty, concerns regarding sovereign debt (including sovereign credit ratings), any lack or perceived lack of creditworthiness of a counterparty or borrower that may trigger market-wide liquidity problems, changing demographics in the markets that NatWest Group and its customers serve, rapid changes to the economic environment due to the adoption of technology, automation, artificial intelligence, or due to the consequences of climate change, biodiversity loss, nature degradation and/or increasing social and other inequalities.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact UK, regional or global trade and/or NatWest

Group's customers and counterparties. NatWest Group's business and performance could be negatively affected by political, military or diplomatic events, geopolitical tensions, armed conflict (for example, the Russia-Ukraine conflict and Middle East conflicts), terrorist acts or threats, more severe and frequent extreme weather events, widespread public health crises, and the responses to any of the above scenarios by various governments and markets.

In recent years, the UK has experienced significant political uncertainty. NatWest

Group may also face political uncertainty in Scotland if there is another Scottish independence referendum. Scottish independence may adversely affect NatWest Group plc both in relation to its entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland's relationship with the UK or the EU may adversely affect the environment in which NatWest Group plc and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

The value of NatWest Group's own and other securities may be materially affected by economic and market conditions. Market volatility, illiquid market conditions and disruptions in the financial markets may make it very difficult to value certain of NatWest Group's own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group's own and other securities, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by, or resulting in, rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously (and often automatically) and on a large scale, increasing NatWest Group's counterparty risk. NatWest Group's risk management

and monitoring processes seek to quantify and mitigate NatWest Group's exposure to extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if severe market events were to occur.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in interest rates will continue to affect NatWest Group's business and results.

NatWest Group's performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, decreased in 2024, and forward rates suggest that interest rates will continue to decline in 2025. Stable interest rates support more predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect NatWest Group. Further, volatility in interest rates may result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, decreases in key benchmark rates such as the UK base rate may adversely affect NatWest Group's net interest margin, and unexpected movements in spreads between key benchmark rates such as sovereign and swap rates may in turn affect liquidity portfolio valuations. In addition, unexpected sharp rises in rates may also have negative impacts on some asset and derivative valuations.

Risk factors continued

Moreover, customer and investor responses to rapid changes in interest rates can have an adverse effect on NatWest Group. For example, customers may make deposit choices that provide them with higher returns than those being offered by NatWest Group. Alternatively, NatWest Group may not respond with competitive products as rapidly, for example following an interest rate change, which may in turn decrease NatWest Group's net interest income.

Movements in interest rates also influence and reflect the macroeconomic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans, customer behaviour (which may adversely impact the effectiveness of NatWest Group's hedging strategy) and other indicators that may indirectly affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.
Decisions of central banks (including the BoE, the European Central Bank ('ECB') and the US Federal Reserve) and political or market events, which are outside NatWest Group's control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK-focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group's foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies, such as US dollars and euros, that assist in meeting NatWest Group's regulatory requirements. In addition,

NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affect its revenue. NatWest Group also uses service providers based outside the UK for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of its exposure to fluctuations in currency exchange rates. Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and sterling-euro rates, may adversely affect various accounting and financial metrics including, the value of assets, liabilities (including the total amount of instruments eligible to contribute towards the minimum requirement for own funds and eligible liabilities ('MREL')), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

HM Treasury (or UKGI on its behalf) could exercise, or be perceived as being capable of exercising, influence over NatWest Group.
In its Autumn Budget 2024, the UK Government confirmed its commitment to exit its shareholding in NatWest Group plc by 2025-2026 subject to market conditions and sales representing value for money for taxpayers. Moreover, following various prior sell-downs of parts of its shareholding in NatWest Group plc HM Treasury is no longer a "controlling shareholder" of NatWest Group plc. As at 13 January 2025, HM Treasury held 8.90% of the ordinary share capital with voting rights of NatWest Group plc.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc's largest single shareholder, HM Treasury and UK Government Investments Limited ('UKGI') (as manager of HM Treasury's shareholding) could exercise, or be perceived as being capable of exercising, influence over NatWest Group plc, such as on matters relating to changes to NatWest Group's directors and senior management, its capital strategy, dividend policy, remuneration policy or the conduct by NatWest Group of its operations. HM Treasury or UKGI's approach largely depends on government policy, which could change. Any exercise of such influence, or the perception that such influence may be exercised, may have an adverse effect on NatWest Group's reputation or the price of its securities.

The way in which HM Treasury or UKGI exercises HM Treasury's rights as NatWest Group's largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, reputation, and/or the price of its securities.

Business change and execution risk
The implementation and execution of NatWest Group's strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
NatWest Group's strategy (including the strategic priorities of disciplined growth, bank-wide simplification and active balance

sheet and risk management) is intended to reflect the rapidly changing environment and backdrop of significant disruption in society driven by technology and changing customer expectations.

Further, shifting trends including digitalisation, decarbonisation, automation, artificial intelligence, e-commerce and hybrid working, have resulted in significant market volatility and change.

There is also increasing investor, employee, stakeholder, regulatory and customer scrutiny regarding how businesses address these changes and related environmental challenges, including climate change, biodiversity and other sustainability issues, including how NatWest Group supports its customers' transition to net zero, is tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management.

Many factors may adversely impact the successful implementation of NatWest Group's strategy, including:

– macroeconomic challenges which may adversely affect NatWest Group's customers, and could in turn adversely impact certain strategic initiatives for NatWest Group (see 'NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments');
– changing customer expectations and behaviour in response to macroeconomic conditions or developments, technology and other factors which could reduce the profitability, competitiveness, or volume of services NatWest Group offers;

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– the rapid emergence and deployment of new technologies (such as artificial intelligence, quantum computing, blockchain and digital currencies) resulting in a potential shift across the market towards products and services that are not part of NatWest Group's core offering today;

– increased competitive threats from incumbent banks, fintech companies, large retail and technology conglomerates and other new market entrants (including those that emerge from mergers and consolidations) who may have competitive advantages in terms of scale, technology and customer engagement; and

– changes to the regulatory environment and associated requirements which could lead to shifts in operating cost and regulatory capital requirements that impact NatWest Group's product offerings and business models (see 'NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group; and NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.')

Delivery of NatWest Group's strategy will require:

– maintaining effective governance, procedures, systems and controls giving effect to NatWest Group's strategy;

– maintaining effective conflicts of interest policies to mitigate the increased risk of breach of the UK ring-fencing regime due to the creation of the Commercial & Institutional business segment;

– managing a broad range of risks and opportunities related to changes in: the macroeconomic environment,

customer expectations and behaviour, technology, regulation, competitiveness and climate and other sustainability-related areas;

– achieving the stated financial, capital and operational targets and expectations within the relevant timeframes; and

– continued cost-controlling measures, which may result in provisions in connection with a lower NatWest Group cost base, may divert investment from other areas, and may vary considerably from year to year.

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; and otherwise realise the anticipated benefits of its strategy, in a timely manner, or at all; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of NatWest Group's strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, cybersecurity, internal culture, conduct and people risks. Implementing changes and strategic actions, including in respect of any growth, simplification or cost-saving initiatives, requires the effective application of robust governance and controls frameworks and IT systems and there is a risk that NatWest Group may not be successful in these respects.

The implementation of NatWest Group's strategy could result in materially higher costs or risks than initially contemplated (including due to material uncertainties and factors outside of NatWest Group's control) and may not be completed as planned (both in terms of substantive targets and timing), or at all. This could lead to

additional management actions by NatWest Group.

Additionally, as a result of the UK's withdrawal from the EU, certain aspects of the services provided by NatWest Group require local licences or individual equivalence decisions (temporary or otherwise) by relevant regulators.

In April 2024, the European Parliament approved the Banking Package (CRR III/CRD VI). From 10 January 2027, non-EU firms providing 'banking services' will be required to apply for and obtain authorisation to operate as third country branches in each relevant EU member state where they provide these services, unless an exemption applies. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary. Changes to, or uncertainty regarding, NatWest Group's EU operating model have been, and may continue to be, costly and may: (i) adversely affect customers and counterparties who are dependent on trading with the EU or personnel from the EU; and/or (ii) result in further costs and/or regulatory sanction, due to a failure to receive the required regulatory permissions and/or further changes to NatWest Group's business operations, product offering, customer engagement, and regulatory requirements.

Each of these risks, and others identified in this section entitled 'Principal Risks and Uncertainties', individually or collectively could jeopardise the implementation and delivery of NatWest Group's strategy, impact NatWest Group's products and services offering, its reputation with customers or business model and adversely affect NatWest Group's ability to deliver its strategy and meet its targets, guidance, and forecasts.

Any of the above may have a material adverse effect on NatWest Group's future

results, financial condition, prospects, and/or reputation.

Acquisitions, divestments, or other transactions by NatWest Group may not be successful.

NatWest Group may decide to undertake acquisitions, investments, the purchase of assets and liabilities, divestments, restructurings, reorganisations, joint ventures and other strategic partnerships, as well as other transactions and initiatives. In doing so, NatWest Group may have to compete with larger banks or financial institutions or other larger entities offering financial services products (including those that emerge from mergers and consolidations, as well as retail and technology conglomerates). These competitors may have more bargaining power in negotiations than NatWest Group, and therefore may be in a position to extract more advantageous terms than NatWest Group. Refer to 'NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption'.

NatWest Group may pursue these transactions and initiatives to, amongst others: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; and/or (iv) enter new markets or enhance its presence in existing markets. In pursuing its strategy, NatWest Group may not fully realise the expected benefits and value from the above-mentioned transactions and initiatives in the time, or to the degree, anticipated, or at all.

In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or rely on assumptions underlying the business plans supporting the valuation of a target transaction or initiative that may prove inaccurate (for example, regarding

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synergies and expected commercial demand); (ii) fail to successfully integrate any acquired businesses, investment, joint-venture or assets (including in respect of technologies, existing strategies, products, governance, systems and controls, and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed on unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in achieving its strategy and any particular transaction may not succeed, may be limited in scope or scale and may not conclude on the terms contemplated, or at all.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

The transfer of NatWest Group's Western European corporate portfolio involves certain risks.
To improve efficiencies and best serve customers following the UK's withdrawal from the EU, certain assets, liabilities, transactions and activities of NatWest Group (including its Western European corporate portfolio principally consisting of term funding and revolving credit facilities), are expected to be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers

remain uncertain as is the impact of these transactions on its results of operations.

As a result, this may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Financial resilience risk
NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
NatWest Group has set a number of financial, capital and operational targets and provided guidance including in respect of its: CET1 ratio target, return on tangible equity (RoTE), total income, other operating expenses, loan impairment rate, RWAs, ordinary dividends, funding plans and requirements, employee engagement, diversity and inclusion as well as climate-related targets (including its climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). Refer to 'The implementation and execution of NatWest Group's strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.'

NatWest Group's ability to meet its ambitions, targets, guidance, and make discretionary capital distributions is subject to various internal and external factors, risks and uncertainties. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, customer behaviour, operational risks and risks relating to NatWest Group's business model and strategy (including risks associated with climate and other sustainability-related issues), competitive pressures, and litigation, governmental actions, investigations and regulatory matters. If assumptions, judgements and estimates (for

example about future economic conditions) prove to be incorrect, NatWest Group may not achieve any or all of its ambitions or targets, or meet its guidance.

In addition, as NatWest Group plc is a non-operating holding company, its source of income is from its operating subsidiaries that hold the principal assets and operations of NatWest Group and its ability to continue to make capital distributions (including dividends to shareholders) is therefore subject to such subsidiaries' financial performance, and their respective ability to make capital distributions directly or indirectly to NatWest Group plc which, in certain cases, could also be restricted by applicable laws, regulations and other requirements. Refer to 'NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments.'

Any failure of NatWest Group to achieve ambitions or target, meet its guidance, or make discretionary capital distributions may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.
NatWest Group faces increasing competitive pressures and technology disruption from incumbent traditional UK banks, challenger banks and building societies (including those resulting from mergers between these entities), fintech companies, large technology conglomerates and new market entrants who could look to scale technology and/or other competitive advantages to compete with NatWest Group for customer engagement. "BigTech" companies are seen as threats to incumbent banking providers because of

their customer innovation and global reach. In addition, digital-first banks (often referred to as "neobanks") and fintechs are aiming to compete with incumbent banking providers on the basis that customers increasingly use a constellation of providers to support their complex and evolving needs (e.g., personal financial management and paying for goods and services in foreign currency).

NatWest Group expects competition to continue and intensify in response to various trends including: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking), competitor behaviour, new market entrants, competitive foreign exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or, conversely, the re-intermediation of traditional banking services, and the impact of regulatory actions, among others. In particular, NatWest Group may be unable to grow or retain its market share due to new (or more competitive) banking, lending and payment products and services that are offered by rapidly evolving incumbents and challengers (including shadow banks, alternative or direct lenders and new entrants).

These competitive pressures and the introduction of disruptive technology may result in a shift in customer behaviour and impact NatWest Group's revenues and profitability, particularly in its key UK retail and Commercial & Institutional banking segments. Moreover, innovations in biometrics, artificial intelligence, automation, cloud services, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

Increasingly, many of NatWest Group's products and services are, and will become, more technology intensive, including through digitalisation, automation, and the use of artificial intelligence while needing to continue complying with applicable and evolving regulations. NatWest Group's ability to develop or acquire digital solutions and their integration into NatWest Group's structures, systems and controls has become increasingly important for retaining and growing NatWest Group's market share and customer-facing businesses. NatWest Group's innovation strategy, which includes investing in its IT capability to address increasing customer and merchant use of online and mobile banking technology, as well as selective acquisitions (such as fintech ventures, including Mettle, Rooster Money, Boxed and Cushon), may not be successful or may not result in NatWest Group offering innovative products and services in the future.

Furthermore, current or future competitors may be more successful than NatWest Group in implementing technologies for delivering products or services to their customers, which may adversely affect its competitive position. In addition, continued consolidation and/or technological developments in the financial services industry could result in the emergence of new competitors or NatWest Group's competitors gaining greater capital and other resources, including the ability to offer a broader, more attractive and/or better value range of products and services and geographic diversity. For example, new market entrants, including non-traditional financial services providers, such as retail or technology conglomerates, may have competitive advantages in scale, technology and customer engagement and may be able to develop and deliver financial services at a lower cost base.

NatWest Group may also fail to identify future opportunities, or fail to derive benefits from technological innovation, changing customer behaviour and changing regulatory demands. Competitors may be

better able to attract and retain customers and key employees, have more effective IT systems, have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research-led technology development initiatives, such investments may be insufficient or ineffective, especially given NatWest Group's focus on business simplification and cost efficiencies. This could affect NatWest Group's ability to offer innovative products or technologies to customers.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and released in a timely manner; it will lose market share, incur losses on some or all of its initiatives and possibly lose growth opportunities. For example, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. There can be no certainty that such initiatives will allow NatWest Group to compete effectively or will deliver the expected cost savings.

In addition, the implementation of NatWest Group's strategy, delivery on its climate ambition and cost-controlling measures, may also have an impact on its ability to compete effectively and maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group's strategic initiatives.

Some of these trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking, 'Open Finance' and other remedies imposed by the Competition and Markets Authority ('CMA'),

which are designed to further promote competition within the financial sector.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.

NatWest Group has exposure to many different sectors, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group's businesses. NatWest Group's lending strategy and associated processes and systems may fail to identify, anticipate or quickly react to weaknesses or risks in a particular sector, market, borrower or counterparty, or NatWest Group's credit risk appetite relative to competitors, or fail to appropriately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group's profitability. Refer to 'Risk and capital management — Credit Risk'.

The credit quality of NatWest Group's borrowers and other counterparties may be affected by UK and global macroeconomic and political uncertainties, as well as prevailing economic and market conditions. Refer to 'NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments'. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights,

increasing credit risk. Any increase in drawings upon committed credit facilities may also increase NatWest Group's RWAs. In addition, the level of household indebtedness (on a per capita basis) in the UK remains high. The ability of households and businesses to service their debts could be worsened by a period of high unemployment, or high interest rates or inflation, particularly if prolonged.

NatWest Group may be affected by volatility in property prices (including as a result of UK political or economic conditions) given that NatWest Group's mortgage loan portfolio as at 31 December 2024 amounted to £209.8 billion, representing 51% of NatWest Group's total loan exposure. If property prices in the UK were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions, regulatory intervention, or other applicable laws, or if it is liquidated at prices not sufficient to recover the net amount outstanding to NatWest Group after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial sector, including sovereign debt securities, financial institutions, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution or intermediary could lead to significant liquidity problems and losses or defaults by other financial institutions or intermediaries, since the commercial and financial soundness of many financial institutions and

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intermediaries is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. In addition, the value of collateral may be correlated with the probability of default by the relevant counterparty ('wrong way risk'), which would increase NatWest Group's potential loss. Any of the above risks may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a regular basis. Refer to 'NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.'

As a result, adverse changes in borrower and counterparty credit risk may cause additional impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions. If NatWest Group experiences losses and a reduction in profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation.

This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the

measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. Refer to 'Risk and capital management – Credit Risk'. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at 31 December 2024 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

As NatWest Group has exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out activities of a similar nature to banks but without the same regulatory oversight). As a result, NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, and/or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted customers with a number of initiatives including NatWest Group's participation in the Bounce Back Loan

Scheme ('BBLS'), the Coronavirus Business Interruption Loan Scheme ('CBILS') and the Coronavirus Large Business Interruption Loan Scheme ('CLBILS') products. NatWest Group sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS, CBILS and CLBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group's reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgements, settlements, penalties, fines, or removal of recourse to the government guarantee provided under those schemes for impacted loans.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
Liquidity and the ability to raise funds continues to be a key area of focus for NatWest Group and the industry as a whole. NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate liquidity and funding resources. To satisfy its liquidity and funding requirements, NatWest Group may therefore access sources of liquidity and funding through retail and

wholesale deposits, as well as through the debt capital markets. As at 31 December 2024, NatWest Group plc subsidiaries held £464.9 billion in deposits from banks and customers.

The level of deposits of NatWest Group may fluctuate due to factors outside of its control, such as a loss of customers, loss of customer and/or investor confidence (including in individual NatWest Group entities or as a result of volatility in the financial industry), changes in customer behaviour, changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group's deposits could, particularly if accompanied by one or more of the other factors mentioned above, adversely affect NatWest Group's ability to satisfy its liquidity or funding needs, or comply with its related regulatory requirements. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Macroeconomic developments, political uncertainty, changes in interest rates, and market volatility could affect NatWest Group's ability to access sources of liquidity and funding on satisfactory terms, or at all. This may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.

As a result, NatWest Group and its subsidiaries could be required to change their funding plans. This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2024, NatWest Group plc's liquidity coverage ratio was 150% and net stable funding ratio was 137%. If its liquidity position and/or funding were to

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come under stress, and if NatWest Group were unable to raise funds through deposits, in the debt capital markets or through other reliable funding sources, on acceptable terms, or at all, its liquidity position would likely be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, and/or to fund new loans, investments and businesses or make capital distributions to its shareholders.

If, under a stress scenario, the level of liquidity falls outside of NatWest Group's risk appetite, there are a range of recovery management actions that NatWest Group could take to manage its liquidity levels, but any such actions may not be sufficient to restore adequate liquidity levels and the related implementation may have adverse consequences for NatWest Group's operations. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable liquidity requirements may trigger the application of NatWest Group's recovery plan to attempt to remediate a deficient liquidity position. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell its assets, at attractive prices, or at all, which may adversely affect NatWest Group's liquidity.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate levels of capital provide NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. Adequate levels of capital also enable NatWest Group plc to make discretionary capital distributions (including dividends to shareholders) and undertake buybacks of its shares.

As at 31 December 2024, NatWest Group plc's CET1 ratio was 13.6% and is targeting a CET1 ratio in the range of 13-14% by 31 December 2025. NatWest Group plc's target CET1 ratio is based on a combination of its views on the appropriate level of capital and its actual and expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the Prudential Regulation Authority's (PRA) views on appropriate buffers above minimum required operating levels. NatWest Group plc's current capital strategy is based on the expected accumulation of additional capital through the accrual of retained earnings over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of certain amounts surplus to its publicly stated CET1 ratio target of 13-14%, subject to macroeconomic conditions and regulatory approval, via a combination of dividends and buybacks. In making dividends distribution and buyback decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to continue to help reduce HM Treasury's stake in NatWest Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc's ability to maintain its CET1 ratio target and achieve its capital strategy. These include:

– a depletion of its capital resources through increased costs or liabilities or reduced profits (for example, due to an increase in provisions due to a deterioration in UK economic conditions);
– an increase in the quantum of RWAs/leverage exposure in excess of that expected, including due to regulatory changes (including their interpretation or application), or a failure in internal controls or procedures to accurately measure and report RWAs/leverage exposure;
– changes in prudential regulatory requirements including NatWest Group plc's total capital requirement/leverage requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars;
– reduced upstreaming of dividends from NatWest Group plc's subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc's target ratio; and
– limitations on the use of double leverage (i.e., NatWest Group plc's use of debt to invest in the equity of its subsidiaries, as a result of the BoE's and/or NatWest Group's evolving views on distribution of capital within groups).

A shortage or reduction of capital could in turn affect NatWest Group plc's capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions such as NatWest Group plc which fail to meet the regulatory combined buffer requirement are subject to restricted discretionary payments.

The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate for NatWest Group plc reducing or ceasing discretionary payments to shareholders (including payments of dividends) and buybacks depending on the extent of the breach.

NatWest Group plc is required to meet an external MREL equivalent to the higher of: (i) two times the sum of Pillar 1 and Pillar 2A, or (ii) if subject to a leverage ratio requirement, two times the applicable requirement. The BoE has identified a "single point-of-entry" at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise or retain the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of customer and/or investor confidence, constrained or more expensive funding and be unable to make discretionary payments on capital instruments.

If, under a stress scenario, the level of regulatory capital or MREL falls outside of NatWest Group's risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could seek to take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable capital or leverage requirements may trigger the application of NatWest Group's recovery plan to remediate a deficient capital position.

NatWest Group's regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc's CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity, and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to

raise the amount of capital required on acceptable terms, or at all.

Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group's product offering, credit ratings, ability to operate its businesses, pursue its strategy and strategic opportunities, any of which may adversely affect NatWest Group. Refer to 'NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.'; and 'NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.'

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity and funding position and increase the cost of funding.
Rating agencies regularly review NatWest Group plc and other NatWest Group entities' credit ratings and outlooks. NatWest Group entities' credit ratings and outlooks could be negatively affected (directly and indirectly) by a number of factors that can change over time, including, without limitation: credit rating agencies' assessment of NatWest Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding

and liquidity, and risk management practices; the level of political support for the sectors and regions in which NatWest Group operates; the legal and regulatory frameworks applicable to NatWest Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment; political, geopolitical and economic conditions in NatWest Group's key markets (including inflation and interest rates, supply chain disruptions and geopolitical developments); any reduction of the UK's sovereign credit rating and market uncertainty. In addition, credit rating agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit rating analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities could significantly affect NatWest Group. Adverse consequences for NatWest Group from downgrades could include, without limitation, a reduction in the access to capital markets or in the size of its deposit base, and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group's liquidity and funding position, cost of funding and could limit the range of counterparties willing to enter into transactions with NatWest Group on favourable terms, or at all. This may in turn adversely affect NatWest Group's competitive position and threaten its prospects.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
NatWest Group entities are subject to annual and other stress tests by their respective regulators in the UK and EU.

Stress tests are designed to assess the resilience of banks such as NatWest Group to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group may need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group's regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, all of which may adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of NatWest Group's business, strategy and capital requirements, NatWest Group relies on models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group's mandated

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stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and to help address financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as external or internal fraud (collectively, 'financial crime')). NatWest Group's models, and the parameters and assumptions on which they are based, are periodically reviewed.

Model outputs are inherently uncertain, because they are imperfect representations of real-world phenomena, are simplifications of complex real-world systems and processes, and are based on a limited set of observations. NatWest Group may face adverse consequences as a result of actions or decisions based on models that are poorly developed, incorrectly implemented, non-compliant, outdated or used inappropriately. This includes models that are based on inaccurate or non-representative data (for example, where there have been changes in the micro or macroeconomic environment in which NatWest Group operates) or as a result of the modelled outcome being misunderstood, or used for purposes for which it was not designed. This could result in findings of deficiencies by NatWest Group's regulators (including as part of NatWest Group's mandated stress testing), increased capital requirements, may render some business lines uneconomical, may require management action or may subject NatWest Group to regulatory sanction, any of which in turn may also have an adverse effect on NatWest Group and its customers.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgements and assumptions take into account historical experience and other factors (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgements and assumptions (particularly those involving the use of complex models).

Further, accounting policy and financial statement reporting requirements increasingly require management to adjust existing judgements, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group's future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgements and assumptions.

Accounting policies deemed critical to NatWest Group's results and financial position, based upon materiality and significant judgements and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2024, these include loan impairments, fair value, and deferred tax. These are set out in 'Critical accounting policies and sources of estimation uncertainty'.

Any of the above may have a material adverse effect on NatWest Group's future

results, financial condition, prospects, and/or reputation.

Changes in accounting standards may materially impact NatWest Group's financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on NatWest Group. From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio and the required levels of regulatory capital. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in 'Future accounting developments'.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

NatWest Group has credit exposure arising from over-the-counter derivative contracts,

mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives.

Any such adjustments or fair value changes may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to regulatory oversight in respect of resolution, and NatWest Group could be adversely affected should the BoE in the future deem NatWest Group's preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the BoE and the PRA and is required under the PRA rulebook to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario.

In August 2024, the BoE communicated its assessment of NatWest Group's preparations and did not identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments. NatWest Group could be adversely affected should future BoE assessments deem NatWest Group's preparations to be inadequate. If future BoE assessments identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments in NatWest Group's ability to achieve the resolvability outcomes or reveal that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the BoE's assessment, potential action may include, but is not limited to, restrictions on NatWest Group's maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change its legal or operational structure, a requirement to cease carrying out certain activities, a requirement not to make discretionary distributions or undertake NatWest Group's shares buybacks, and/or a requirement to maintain a specified amount of MREL. This may also impact NatWest Group's strategic plans.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation, or lead to a loss of investor confidence.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

The BoE, the PRA, the FCA, and HM Treasury (together, the 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly or partially owned by the BoE; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These options may be applied to NatWest Group plc as the parent company or to any subsidiary where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities within NatWest Group, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act 2009, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the UK Banking Act 2009. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard provides that where certain resolution actions are taken, the Authorities are required to ensure that no creditor is in a worse position than if the bank had entered into normal insolvency proceedings. Although, this safeguard may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments in circumstances where a stabilisation power is not also used, the UK Banking Act 2009 still requires the Authorities to respect the hierarchy on insolvency when using the write-down and conversion power. Further, holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions to be undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group's control. Moreover, the UK Banking Act 2009 provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

If NatWest Group is at or is approaching the point such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc's ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion

(as applicable). There may also be a corresponding adverse effect on the market price of such ordinary shares and other NatWest Group securities.

Each of these actions may also have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.

Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal and regulatory risks, third party processes, procedures, people or systems.

NatWest Group operates in several countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers. As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties of NatWest Group's compliance with financial crime requirements; refer to, 'NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.' These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation (such as cloud services and artificial intelligence) and responding to regulatory and market changes.

Operational risks also exist due to the implementation of NatWest Group's strategy, and the organisational and operational changes involved, including: NatWest Group's cost-controlling and simplification measures; continued digitalisation and the integration of artificial intelligence in the business; acquisition, divestments and other transactions; the implementation of recommendations from internal and external reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities including with respect to customer account closures; and conditions affecting the financial services industry generally (including macroeconomic and other geopolitical developments) as well as the legal and regulatory uncertainty resulting from these conditions. Any of the above may place significant pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks.

NatWest Group also faces operational risks as it continues to invest in the automation of certain solutions and customer interactions, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology is not used appropriately, is defective or inadequate, or is not fully integrated into NatWest Group's current solutions, systems and controls.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group.

Ineffective management of such risks may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group's supply chain networks, reinforcing the importance of the due diligence of, ongoing risk management of, and close working relationship with, the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest significant resources in additional capability designed to defend against emerging threats.

Third parties continue to make hostile attempts to gain access to, introduce malware (including ransomware) into, and exploit potential vulnerabilities of, financial services institutions' IT systems, including those of NatWest Group. For example, in 2024, NatWest Group and its supply chain were subjected to a small number of attempted Distributed Denial of Service and ransomware attacks. These hostile attempts were addressed without material impact on NatWest Group or its customers by deploying cybersecurity capabilities and controls that seek to manage the impact of any such attacks, and sustain availability of services for NatWest Group's customers.

Consequently, NatWest Group continues to invest significant resources in developing

and evolving cybersecurity capabilities and controls that are designed to mitigate the potential effect of such attacks. However, given the nature of the threat, there can be no assurance that these capabilities and controls will prevent the potential adverse effect of an attack from occurring. Refer to 'NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.'

Any failure in NatWest Group's information and cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of, or ability to access, data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group's ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate (including, for example, the SEC cybersecurity requirements and the new EU Digital Operational Resilience Act ('DORA')). Furthermore, cyberattacks on NatWest Group's counterparties and suppliers may also have an adverse effect on NatWest Group's operations.

Additionally, malicious third parties may induce employees, customers, third-party providers or other users with access to NatWest Group's systems to wrongfully

disclose sensitive information to gain access to NatWest Group's data or systems or that of NatWest Group's customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group's employees or third parties, including third party providers, or may result from technological failure (including defective, inadequate or inappropriately used artificial intelligence based solutions).

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may have a material adverse effect on NatWest Group. Due to NatWest Group's reliance on technology, the adoption of innovative solutions, the integration of automated processes and artificial intelligence in its business and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.

In accordance with applicable UK and EU data protection, and cybersecurity laws and regulations, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties

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with whom NatWest Group interacts. A failure to monitor and manage data in accordance with applicable requirements may result in financial losses, regulatory fines and investigations and associated reputational damage.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations and strategy are highly dependent on the accuracy and effective use of data.
NatWest Group relies on the availability, sourcing, and effective use of accurate and high quality data to support, monitor, evaluate, manage and enhance its operations, innovate its products offering, meet its regulatory obligations, and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around ethical data usage (for example, in relation to the use of artificial intelligence) and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus.

Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers' expectations including the inability to deliver products and services. This could also place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes. Any of the above could result in a failure to deliver NatWest Group's strategy.

These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
NatWest Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group's transactional and payment systems, financial crime and fraud detection systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, including cloud services providers (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group's operations. Individually or collectively, any system failure (including defective or inadequate automated processes or artificial intelligence based solutions), loss of service availability, mobile banking disruption, or breach of data security could potentially cause significant damage to: (i) important business services across NatWest Group; and (ii) NatWest Group's ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory

sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group's regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers and talent.

NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside remote working heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems. NatWest Group could experience service denials or disruptions if such IT systems exceed capacity or if NatWest Group or a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2024, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through integrating automated processes and artificial intelligence based solutions in its business and by enhancing controls and procedures and strengthening the resilience of services including cybersecurity. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges, poor implementation, defects or otherwise, may adversely affect NatWest Group's operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
NatWest Group's success depends on its ability to attract, retain (through creating an inclusive environment), and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees (including technology and data focused roles), in a highly competitive market and under internal cost efficiency pressures.

NatWest Group's ability to attract, retain and develop highly skilled and qualified diverse senior management and skilled personnel may be more difficult due to cost-controlling measures, failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or may increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group's employee engagement and the formulation and execution of its strategy and could also have an adverse effect on its reputation with employees, customers, investors and regulators.

Many of NatWest Group's employees in the UK, the Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group's ability to operate its business effectively.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group's activities and delivery of its long-term strategy. NatWest Group's Enterprise-Wide Risk Management Framework sets out the approach for managing risk within NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework and to agreed risk appetite statements, or any material weaknesses or deficiencies in the framework's controls and procedures, could adversely affect NatWest Group's financial condition and strategic delivery, as well as accurate reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and/or reputational damage.

Financial crime continues to evolve, whether through fraud, scams, cyberattacks or other criminal activity. These risks are exacerbated as NatWest Group continues to innovate its product offering and increasingly offers digital

solutions to its customers, including through mobile banking. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management, insufficient challenges or assurance processes, or a failure to commence or timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group's reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group's operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group's regulatory obligations, customers' needs or do not reflect NatWest Group's strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, inappropriate behaviour towards customers, customer outcomes, the possibility of mis-selling of financial products and mishandling of customer complaints.

Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement.

NatWest Group's businesses are also exposed to risks from employee, contractor or service providers misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Hybrid working arrangements for NatWest Group employees place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks and increase operational risk. Hybrid working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

In addition, the UK's Net Zero Strategy and NatWest Group's strategy relating to climate and sustainability are important drivers as to how NatWest Group integrates climate (including physical and transition risks) and other sustainability-related risks into its risk management framework and practices (including for financing activities or engaging with counterparties (including suppliers)). Furthermore, legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate and other sustainability-related risks. Any failure of

NatWest Group to fully and timely embed climate and other sustainability-related risks into its risk management practices and framework to appropriately identify, assess, prioritise and monitor such risks may have an adverse effect on NatWest Group. Similarly, if the Group is unable to apply the appropriate product governance processes in line with NatWest Group's strategy and applicable legal and regulatory requirements and expectations it may have an adverse effect on NatWest Group.

NatWest Group seeks to embed a risk awareness culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in risk management, including the ongoing development of a risk management strategy in line with regulatory expectations. However, such efforts may not insulate NatWest Group from instances of misconduct and no assurance can be given that NatWest Group's strategy and control framework will be effective. Any failure in NatWest Group's risk management framework may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public's expectations, including with respect to NatWest Group's strategy and related targets or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. Refer

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to 'NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.' This includes harm to its brand, which may be detrimental to NatWest Group's business, including its ability to build or sustain business relationships with customers, stakeholders and regulators, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, controls, compliance, customer or operating efficiency, or regulatory or press scrutiny, and may adversely affect NatWest Group's ability to attract and retain customers.

In particular, NatWest Group's ability to attract and retain customers (particularly, corporate/institutional and retail depositors), and talent, and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has a Reputational Risk Policy and framework to identify, measure and manage material reputational risk exposures, there is a risk that it may not be successful in avoiding or mitigating damage to its business or its various brands from reputational risk.

Any of the above aspects of reputational risk may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Legal and regulatory risk

NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these are constantly evolving and are subject to further material changes, which may increase compliance and conduct risks, particularly as the laws of different jurisdictions (including those of the EU/EEA and UK) diverge. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Regulators and governments continue to focus on reforming the prudential regulation of the financial services industry and the way financial services are conducted. Measures have included: enhanced capital, liquidity and funding requirements, through initiatives such as the Basel 3.1 standards implementation (and any resulting effect on RWAs and models), the UK ring-fencing regime, the strengthening of the recovery and resolution framework applicable to financial institutions in the UK, EU and US, financial industry reforms (such as the FSMA 2023), corporate governance requirements, rules relating to the compensation of senior management and other employees, enhanced data protection and IT resilience requirements (such as DORA), financial market infrastructure reforms, enhanced regulations in respect of the provision of 'investment services and activities'.

There is also increased regulatory focus in certain areas, including conduct, model risk governance, consumer protection in retail or other financial markets (such as the FCA's rules governing interactions with and the provision of services to retail customers, the 'Consumer Duty'), competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, US and Asia is rapidly changing. Recent regulatory and legal changes have resulted, and may continue to result, in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are also looking at and focusing more on how they can support competition and innovation in digital and other markets. Future competition investigations, market reviews, or regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group's competitive or financial position. Recent regulatory changes and heightened levels of public and regulatory scrutiny in the UK, EU and US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Moreover, uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law. For example, bank regulation in the UK may diverge from European bank regulation following the enactment of the Financial Services and Markets Act 2023 ('FSMA 2023') and the Retained EU Law (Revocation and Reform) Act 2023. In particular, FSMA 2023 provides for the revocation of retained EU laws relating to financial services regulation, but sets out that this process will likely take a number of years and the intention is that specific retained EU laws will not be revoked until such time as replacement regulatory rules are in place.

The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny may have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to:

– general changes in government, regulatory, competition, or central bank policy (such as changes to the BoE levy (including as a result of the proposed Bank Resolution (Recapitalisation) Bill), or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
– rules relating to foreign ownership, expropriation, nationalisation and confiscation or appropriation of assets;
– increased scrutiny including from the CMA, FCA and Payment Systems Regulator ('PSR') for the protection and resilience of, and competition and

Risk factors continued

innovation in, digital and other markets, UK payment systems (with the development of the government's National Payments Vision and Strategy) and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;

- the ongoing compliance with CMA's Market Orders including the Retail Banking Market Order 2017 and SME Undertakings;
- ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes
- increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
- increased risk of legal action against NatWest Group for financing or contributing to climate change and nature-related degradation;
- new or increased regulations relating to customer data protection as well as IT controls and resilience, such as the India Digital Personal Data Protection Act 2023;
- the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group's operations, such as changes in tax rates (including changes to the taxation of non-UK domiciled individuals), changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

- the potential introduction by the BoE of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks;
- regulatory enforcement in the form of PRA imposed financial penalties for failings in banks' regulatory reporting governance and controls, and ongoing regulatory scrutiny, and the PRA's thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group;
- increased regulatory scrutiny from the ECB in relation to NatWest Group's EU based activities;
- changes in policy and practice regarding enforcement, investigations and sanctions, supervisory activities and reviews;
- the introduction of regulatory requirements to ensure sufficient access by the general public to cash services such as branches and ATMs;
- 'Dear CEO' and similar letters issued by supervisors and regulators from time to time;
- recent or proposed US regulations around cybersecurity incidents, climate disclosures and other climate and sustainability-related rules, or greenwashing;
- new or increased regulations relating to financial crime, and
- any regulatory requirements relating to the use of artificial intelligence and large language models across the financial services industry (such as the European Union Artificial Intelligence Act).

Any of these developments (including any failure to comply with or correctly interpret new rules and regulations) could also have an adverse effect on NatWest Group's authorisations and licences, the products and services that it may offer, its reputation and the value of its assets, NatWest

Group's operations or legal entity structure, and the manner in which it conducts its business.

Material consequences could arise should NatWest Group be found non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group's ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group's business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group's ability to engage in effective business, capital and risk management planning.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
NatWest Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant civil actions (including

those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe, Asia and other jurisdictions.

NatWest Group is, has been or will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery, record keeping, reporting and various other issues. There is also an increasing risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law, as well as a risk of activist actions, particularly relating to climate change and sustainability-related matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group's expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations includes NWM Plc's December 2021 spoofing-related guilty plea in the United States that was agreed with the US Department of Justice ('DOJ'), and involves a multi-year period of probation, an independent corporate monitor and the ongoing implementation of recommendations made by it, and commitments to compliance programme reviews and improvements, and reporting obligations. In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as findings that NWM Plc violated its probation term and possible re-sentencing, increased costs from any extension of monitorship and/or the period of the probation, amongst other consequences. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see 'Litigation and regulatory matters' at Note 26 to the consolidated accounts.

Recently resolved matters or adverse outcomes or resolution of current or future legal, regulatory or other matters, including conduct-related reviews and redress projects, could increase the risk of greater regulatory and third-party scrutiny and/or result in future legal or regulatory actions, and could have material financial, reputational, or collateral consequences for NatWest Group's business and result in restrictions or limitations on NatWest Group's operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain.

Disqualification from carrying on any activities, whether automatically as a result

of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group's business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may have an adverse effect on NatWest Group.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group's operations, additional supervision by NatWest Group's regulators, and loss of investor confidence.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in 'Critical accounting policies and sources of estimation uncertainty', NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation

or the application thereof (including with respect to rates of tax), or changes in accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.106 billion as at 31 December 2024. Changes to the treatment of certain deferred tax assets may impact NatWest Group's capital position. In addition, NatWest Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Climate and sustainability-related risks

NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.

Climate change has been identified as a source of systemic risk, with potentially severe consequences for financial institutions. The financial impacts of climate and sustainability-related risks are expected to be widespread and may disrupt the orderly functioning of financial markets and have an adverse effect on financial institutions, including NatWest Group.

Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as 'liability risk').

Whilst there are significant uncertainties relating to the location, magnitude and timing of climate-related physical risks, scientific research suggests physical risks may occur in increasing frequency and severity. Climate-related events like flood, wildfires and climatic changes can damage assets and disrupt operations, leading to increased costs, changes in asset values and loan defaults.

Damage or disruption to NatWest Group customers' and counterparties' (including suppliers') properties, premises and operations could disrupt business, result in the deterioration of the value of collateral or insurance shortfalls, impair asset values and negatively impact the creditworthiness of customers and their ability and/or willingness to pay fees, afford new products or repay their debts, leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group's portfolios. In addition, NatWest Group's premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs for NatWest Group.

To meet the goals of the UK's Net Zero Strategy by 2050 will require a net-zero transition across all sectors of the UK economy. The timing and pace of the transition to a net-zero economy will depend on many factors and uncertainties and may be near-term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these. A transition to a net-zero economy requires significant and timely policy and regulatory changes, immediate actions from national and regional governments, new technological innovations and changes to supply and demand systems within industries. The transition to a net-zero economy may also trigger changes in consumer behaviour and market sentiment. In addition, there is significant uncertainty about how climate change and the world's transition to a net-

Risk factors continued

zero economy will unfold over time and how and when climate and other sustainability-related risks will manifest. These timeframes are considerably longer than NatWest Group's historical and current strategic, financial, resilience and investment planning horizons.

NatWest Group and its value chain (including its investors, customers, counterparties (including its suppliers), business partners and employees) ('NatWest Group's Value Chain') may face financial and non-financial risks arising from broader (i.e. non-climate-related) sustainability issues such as risks relating to nature loss (such as the loss and/or decline of the state of nature including but not limited to, the reduction of any aspect of biological diversity and other forms of environmental degradation such as air, water and land pollution, soil quality degradation and water stress). NatWest Group recognises that climate and nature-related risks are interlinked and therefore NatWest Group aims to work towards enhancing processes and capabilities to include assessments of nature-related risks and opportunities within governance, risk management and stakeholder engagement practices.

Climate and nature-related risks may:

– adversely affect the broader economy, influencing interest rates, inflation and growth, impacting profitability and stability;
– adversely affect asset pricing and valuations of NatWest Group's own and other securities and, in turn, the wider financial system;
– adversely affect economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);

– adversely affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;
– trigger losses stemming directly or indirectly from liability risks and/or reputational damage, including as a result of adverse media coverage, or activists, the public or NatWest Group's Value Chain associating NatWest Group or its customers with adverse climate and sustainability-related issues;
– adversely affect NatWest Group's ability to deliver on its strategy, including achieving its climate ambitions and targets; and
– exacerbate other risk categories to which NatWest Group is exposed, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), reputational risk, pension risk, regulatory compliance risk and conduct risk.;

In addition to nature-related risks, NatWest Group and NatWest Group's Value Chain may face financial and non-financial risks arising from other sustainability-related issues such as: (i) risks related to social issues (including human rights), for example, negative impact on people's standard of living and health, political and geopolitical tensions and conflict endangering people's lives and security, displacement of communities, the violation of indigenous people's rights, unjust working conditions and labour rights breaches (including discrimination, lack of diversity and inclusion, inequality, gender/ethnicity pay gap and payments under the minimum wage), modern slavery, accessible banking and financial inclusion, financial crime, data privacy breaches, innovation, digitalisation

and AI, and lack of support for the vulnerable; and (ii) governance-related risks (including board diversity, ethical corporate culture, executive compensation and management structure).

There is also growing expectation from customers, investors, policymakers, regulators and society of the need for a "just transition"– in recognition that the transition to net zero should happen in a way that is as fair and inclusive as possible to everyone concerned. Although NatWest Group continues to evaluate and assess whether and, if so, how it integrates 'just transition' considerations into its strategy and decision-making, a failure (or perception of failure) by NatWest Group to sufficiently factor these considerations into existing products and service offerings may adversely affect NatWest Group, including NatWest Group's reputation.

If NatWest Group fails to identify, assess, prioritise, monitor, react to and prevent appropriately: (i) climate and sustainability-related impacts, risks and opportunities; and (ii) changing regulatory and market expectations and societal preferences that NatWest Group and NatWest Group's Value Chain face, in a timely manner or at all, this may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects (including cash flows, access to finance or cost of capital over the short, medium or long term), reputation or the price of its securities.

NatWest Group's strategy relating to climate change, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

At NatWest Group's Annual General Meeting in April 2022, ordinary shareholders passed an advisory 'Say on

Climate' resolution endorsing NatWest Group's previously announced strategic direction on climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero across its financed emissions, assets under management and operational value chain by 2050. NatWest Group may also announce other climate and sustainability-related ambitions, targets and initiatives and/or retire or change existing ones.

Making the changes necessary to achieve NatWest Group's climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material changes to NatWest Group's business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales). NatWest Group may be required to: (i) in the medium and long term significantly reduce its financed emissions and its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place, and (ii) divest or discontinue certain activities for regulatory or legal reasons or in response to the transition to a less carbon-dependent economy. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary.

Making the necessary changes, or failing to make the necessary changes in a timely manner, or at all to achieve NatWest Group's climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes may have an adverse effect on NatWest Group

Risk factors continued

and NatWest Group's ability to achieve its climate and financial ambitions and targets, take advantage of climate change-related opportunities and generate sustainable returns.

NatWest Group's ability to achieve its strategy, including its climate ambitions and targets, will significantly depend on many factors and uncertainties beyond NatWest Group's control. These include: (i) the extent and pace of climate change, including the timing and manifestation of physical and transition risks; (ii) the macroeconomic environment; (iii) the effectiveness of actions of governments, legislators, regulators and businesses; (iv) the response of the wider society, NatWest Group's Value Chain and other stakeholders to mitigate the impact of climate and sustainability-related risks; (v) changes in customer behaviour and demand; (vi) appetite for new markets, credit appetite, concentration risk appetite, lending opportunities; (vii) developments in the available technology; (viii) the rollout of low carbon infrastructure; and (ix) the availability of accurate, verifiable, reliable, auditable, consistent and comparable data. These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of these ambitions and targets will not be achieved or not achieved within the intended timescales.

NatWest Group's ability to achieve its climate ambitions and targets depends to a significant extent on the timely implementation and integration of appropriate government policies. The UK Climate Change Committee (the 'UK CCC') 2024 Progress Report to the UK Parliament states that the UK is not on track to hit its legislated target to reduce emissions in 2030 by 68% compared to 1990 levels, and only a third of the emission reductions

required to achieve the UK's 2030 target are currently covered by credible plans, with action needed across all sectors of the economy. NatWest Group's climate ambitions are unlikely to be achieved without timely and appropriate government policy and technology developments, as well as supplier, customer and societal response required to support the transition.

The UK CCC is expected to publish its Seventh Carbon Budget on 26 February 2025. NatWest Group expects this to take into account new UK policy initiatives announced by the UK government in November 2024 and NatWest Group plans to review its climate ambitions in the context of the of the UK's Seventh Carbon Budget, once released.

Climate and sustainability matters are also becoming increasingly politicised and polarised.

Some of NatWest Group's customers, investors or other stakeholders may decide not to do business with NatWest Group because, according to their own assessment, NatWest Group's strategy, ambitions and targets related to climate and sustainability do not meet their expectations, either for lacking the necessary ambition or progress or for being perceived as overly concerned about sustainability.

Any delay or failure in putting into effect, making progress against or meeting NatWest Group's climate-related ambitions, targets and plans may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
Accurate assessment and reporting of climate and sustainability-related impacts, risks, opportunities and other climate and sustainability-related matters, and related metrics depends on access to accurate, reliable, verifiable, auditable, consistent and comparable data from counterparties (including suppliers), customers, or other third parties. Data of adequate quality may not be generally available or, if available, may not be accurate, reliable, verifiable, auditable, consistent, or comparable. In the absence of other sources, reporting on climate and sustainability-related matters (including reporting on NatWest Group's financed emissions) may be based on estimated or aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions that may not be accurate for a given counterparty (including supplier) or customer. There may also be data gaps and limitations that are addressed using estimates based on assumptions about matters that are inherently uncertain or proxy data, such as sectoral averages or use of emissions estimated by a third party, again developed in a variety of ways and in some cases not in a timely manner causing data to be potentially outdated at the time when they are used.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate and sustainability-related risks. These include data quality gaps and limitations mentioned above, as well as the pace at which climate

science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is significant uncertainty about how climate change and the world's transition to a net-zero economy will unfold over time and how and when climate and sustainability-related risks will manifest. These timeframes are considerably longer than NatWest Group's historical and current strategic, financial, resilience and investment planning horizons.

As a result, NatWest Group's assessment of climate and sustainability impacts, risks, opportunities and other climate and sustainability-related matters is likely to evolve and its climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group's data and methodologies continue to improve.

These data quality challenges, gaps and limitations may also have a material impact on NatWest Group's ability to make effective business decisions about climate and sustainability-related impacts, risks, opportunities and other climate and sustainability-related matters, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions, targets and pathways all of which may have an adverse effect on NatWest Group.

Climate-related risks are challenging to model due to their forward-looking nature, the lack of and/or quality of historical testing capabilities, lack of accuracy, standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes.

Risk factors continued

The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques also largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties.

Accordingly, these risks and uncertainties coupled with significantly long timeframes make the outputs of climate-related risk modelling, climate-related targets (including emission reduction targets) and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Capabilities within NatWest Group to appropriately assess, model, report and manage climate and sustainability-related impacts and risks and the suitability of the assumptions required to model and manage climate and sustainability-related risks appropriately continue to mature and develop. Even when those capabilities are appropriately developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgements and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies or regulatory non-compliance.

Any of the above may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation and the price of its securities.

NatWest Group is becoming subject to more extensive, and sophisticated climate and other sustainability-related laws, regulation and oversight and there is an increasing risk of regulatory enforcement, investigation and litigation.

NatWest Group plc and its subsidiaries are increasingly becoming subject to more extensive, and sophisticated sustainability-related laws and regulations in the UK, EU and the US, including in relation to mandatory climate and other sustainability reporting and due diligence, climate transition plan, product labelling and combatting "greenwashing".

Compliance with these complex, evolving and often diverging legal, regulatory and supervisory requirements and voluntary standards and initiatives is likely to require NatWest Group to implement significant changes to its business models, IT systems, products, governance, internal controls over financial and non-financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, result in higher capital requirements, and entail additional change risk and increased compliance, regulatory sanctions, conduct and litigation (including settlements) costs. A failure by NatWest Group or any of its subsidiaries to comply with these climate and sustainability-related legal, regulatory and supervisory requirements and standards and meet expectations of NatWest Group's Value Chain in this respect may result in investigations and regulatory sanction each of which may have an adverse effect on NatWest Group and the successful implementation of NatWest Group's strategy relating to climate and sustainability.

Certain non-UK subsidiaries of NatWest Group in the EU and elsewhere may also be subject to EU, national and other climate and sustainability laws and regulations which in some cases may differ. Divergence between UK, EU, US and other climate and

sustainability-related legal, regulatory and supervisory requirements and their interpretation may increase the cost of doing business (including increased operating costs) and may result in regulatory non-compliance and litigation risk. Failure by NatWest Group to comply with these divergent legal, regulatory and supervisory requirements (if applicable to NatWest Group) may have an adverse effect on NatWest Group's successful implementation of its strategy relating to climate change including when setting up its climate ambitions and targets and executing its transition plan and may result in NatWest Group and/or its subsidiaries not meeting investors' expectations.

Increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, regulatory scrutiny, expose financial institutions, including NatWest Group, to face increasing litigation, conduct, enforcement and contract liability risks related to climate change, nature-related degradation, human rights violations and other social, governance and sustainability-related issues. Furthermore, regulatory and enforcement activity around climate and sustainability initiatives that promote more extensive sustainability-related requirements and those that impose divestment and other sanctions against financial institutions that implement climate and sustainability-related initiatives is becoming increasingly divergent and conflicting between jurisdictions, in particular in the United States.

Any failure of NatWest Group to develop and implement robust and effective governance, controls and procedures over climate and sustainability-related impact assessment, disclosure, reporting and other communications and sustainability-related claims (including in relation to NatWest Group's products, services and strategy) and comply with them in line with applicable legal and regulatory requirements and expectations, may give rise to increased complaints, regulatory

enforcement (including sanctions), investigation and litigation and may adversely affect NatWest Group's regulatory compliance, investor base and reputation.

Furthermore, there is a risk that shareholders, campaign groups, customers and activist groups could seek to take legal action against NatWest Group for financing or contributing to actual or perceived harm to the environment or people, climate change, nature-related degradation and human rights violations, failure to implement or follow adequate governance procedures and for not supporting the principles of 'just transition' (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

Any of the above may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation and the price of its securities.

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury's contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury.

The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UK Listing Authority (UKLA), and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares.

The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

For as long as it is a substantial shareholder of the company (within the meaning of the UKLA's Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote.

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company's ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company may agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing.

Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time. The price to be paid for each ordinary share is required to be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

Previously, the aggregate number of ordinary shares that the company could purchase from HM Treasury under the Directed Buyback Contract could not exceed 4.99% of the company's issued share capital and the aggregate consideration to be paid could not exceed 4.99% of the company's market capitalisation. The new UK Listing Rules which came into force on 29 July 2024 removed the previous 5% threshold for aggregated Related Party Transactions (RPTs) in any 12-month period (beyond which separate shareholder approval would be required). The company's AGM in April 2024 approved increasing the buyback authority to a maximum of 15% of the company's issued share capital in any 12-month period.

The AGM also approved amending the Directed Buyback Contract accordingly and an amended and restated Directed Buyback Contract was entered into on 7 May 2024.

To date, the company has made five separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, the second purchase took place in 2022, the third purchase took place in 2023 and two further purchases took place in 2024

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares representing 4.86% of the company's issued share capital at that point in time.

On 28 March 2022, the company announced an off-market purchase of 549,851,147 ordinary shares for the total consideration of £1,212,421,779. The purchased ordinary shares represented 4.91% of the company's issued share capital at the time (excluding treasury shares). This took HM Treasury's ownership in the company below 50% for the first time since 2008.

On 22 May 2023, the company announced an off-market purchase of 469,200,081 ordinary shares for a total consideration of £1,259,333,017. The purchased ordinary shares represented 4.95% of the company's issued ordinary share capital at the time (excluding treasury shares).

Material contracts continued

On 31 May 2024, the company announced an off-market purchase of 392,448,233 ordinary shares for a total consideration of £1,240,921,313. The purchased ordinary shares represented 4.50% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 11 November 2024, the company announced an off-market purchase of 262,605,042 ordinary shares for a total consideration of £1,000,000,000. The purchased ordinary shares represented 3.16% of the company's issued ordinary share capital at the time (excluding treasury shares).

Memorandum of Understanding Relating to The Royal Bank of Scotland Group Pension Fund

On 16 April 2018 the company entered into a Memorandum of Understanding (MOU) with the trustee of The Royal Bank of Scotland Group Pension Fund (the Group Fund), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax).

Framework Agreement Relating to the NatWest Group Pension Fund

On 28 September 2018, National Westminster Bank plc (NWB Plc) entered into a framework agreement (the Framework Agreement) with, among others, the trustee (Trustee) of the NatWest Group Pension Fund (the Group Fund). Amongst others, the Framework Agreement set out the funding contributions required to be made by NatWest Group to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and

special dividends and/or share buy backs (subject to an annual cap on contributions of £471 million before tax). Pursuant to funding requirements in the Framework Agreement, NatWest Group made contributions to the Main Section of the Group Fund in an aggregate amount of £500 million in 2021 and £500 million in 2022.

On 6 February 2023, NWB Plc and the Trustee entered into an amendment to the Framework Agreement, a supplemental framework agreement and a revised Schedule of Contributions to, among others, restructure the requirement to make a distribution-linked contribution to the Main Section of the Group Fund of up to £500 million (before tax) in 2023. In place of this requirement, NWB Plc and the Trustee agreed to establish a bankruptcy remote reservoir trust to hold assets with a value equivalent to £471 million under the continuing control of NWB Plc. These assets would become transferrable to the Main Section of the Group Fund in the event that specified payment triggers, reflecting a funding requirement, were met in two consecutive financial years. The bankruptcy remote reservoir trust arrangement was given effect through NWB Plc and the Trustee, among others, entering into a suite of related agreements in May 2023. These documents include a Reservoir Trust Deed, a Payment Triggers Agreement and a Security Agreement. Together, they establish the reservoir trust and set out the circumstances under which assets are payable to the Group Fund or NWB Plc.

Shareholder information

Financial calendar

Dividends

Ex-dividend dates

13 March 2025	Ordinary shares (2024 final)
1 May and 27 November 2025	Cumulative preference shares

Record dates

14 March 2025	Ordinary shares (2024 final)
2 May and 28 November 2025	Cumulative preference shares

Payment dates

28 April 2025	Ordinary shares (2024 final)
30 May and 31 December 2025	Cumulative preference shares

Annual General Meeting

The AGM will be held on 23 April 2025. Further details will be set out in our Notice of AGM which will published on our website at natwestgroup.com

Results

2 May 2025 - Q1 results
25 July 2025 - Interim results
24 October 2025 - Q3 results

Manage your shareholding online

Log into Investor Centre at investor.centre.co.uk or scan the QR code below and:
— choose to go paperless
— have dividends paid straight into your bank account
— view any outstanding payments
— view shareholdings
— change address details.



Our Registrar

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ

Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

Copies of the Annual Report and Accounts

You can download copies from our website at natwestgroup.com. An accessible version will also be available on the website.

Contact the Registrar on the number above if you need a hard copy.

ShareGift

ShareGift is a free charity donation service operated by The Orr Mackintosh Foundation. If you would like to donate shares to charity, contact ShareGift at:

ShareGift, The Orr Mackintosh Foundation (registered charity 1052686),
6th Floor, London Wall Place
London
EC2Y 5AU

Telephone: +44 (0)20 7930 3737
Website: www.sharegift.org

American Deposit Receipts (ADRs)

Our ordinary shares are traded on the New York Stock Exchange via an ADR facility. ADRs are quoted and traded in US dollars in the US securities market and the dividends are paid to investors in US dollars. Bank of New York Mellon are the depository bank for our ADR programme and their contact details can be found below:

Email: shrrelations@cpushareownerservices.com,
Tel: Toll free in USA +1888 269 2377
International calls +1 201 680 6825

Shareholder information continued

Share price information

Details of our latest and historic share prices can be found on our website at natwestgroup.com

Shareholder security

Shareholders should be wary of cold callers offering to the chance to buy or sell shares, often with the promise of returns that sound too good to be true. Fraudsters use sophisticated and persuasive tactics to pressure shareholders into high-risk investments or scams.

Check the Financial Conduct Authority's (FCA) register at www.fca.org.uk to make sure that the company contacting you is authorised. Don't give any personal details to any caller unless you're certain that they are genuine. It is unlikely that companies authorised by the FCA will contact you unexpectedly. We strongly recommend that you seek independent professional advice from an FCA authorised adviser before making any investment.

Report a scam

If you think that you have been approached by fraudsters, or have any concerns about a potential scam, contact the FCA's Consumer Helpline on 0800 111 6768 or use their Share Fraud Reporting Form which can be found on their website at www.fca.org.uk/scams. You can also contact Action Fraud on 0300 123 2040 or visit www.actionfraud.org.uk

Analysis of ordinary shareholders

At 31 December 2024	Shareholdings	Number of shares	%
Individuals	151,277	137,040,634	1.65
Banks and nominee companies	1,831	7,398,454,008	88.81
Other corporate bodies	65	766,879,386	9.20
Other companies	375	25,087,143	0.30
Insurance companies	2	2,136	–
Investment trusts	40	3,592,731	0.04
Pension trusts	16	33,320	–
Scottish trusts	192	55,517	–
	153,798	8,331,144,875	100.00
Range of shareholdings:			
1 - 1,000	134,242	31,491,282	0.38
1,001 - 10,000	17,654	39,879,798	0.48
10,001 - 100,000	870	28,429,138	0.34
100,001 - 1,000,000	573	219,658,435	2.64
1,000,001 - 10,000,000	349	1,144,371,280	13.74
10,000,001 and over	110	6,867,314,942	82.42
	153,798	8,331,144,875	100.00

Shareholder information continued

Important addresses
Shareholder enquiries
Registrar
Computershare Investor Services PLC
The Pavilions Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

ADR Depositary Bank
BNY Mellon Shareowner Services
PO Box 505000
Louisville, KY 40233-5000

Direct Mailing for overnight packages:
BNY Mellon Shareowner Services
462 South 4th Street
Suite 1600
Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free)
Telephone: +1 201 680 6825 (International)
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Corporate Governance
NatWest Group plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

Investor Relations
250 Bishopsgate, London
EC2M 4AA, England
Email: investor.relations@natwest.com

Registered office
36 St Andrew Square
Edinburgh, EH2 2YB
Registered in Scotland No. SC45551

Website
www.natwestgroup.com

Principal offices
NatWest Group plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

National Westminster Bank Plc
250 Bishopsgate, London
EC2M 4AA, England

The Royal Bank of Scotland plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

Coutts & Company
440 Strand, London
WC2R 0QS, England

NatWest Markets Plc
250 Bishopsgate, London
EC2M 4AA, England

NatWest Markets N.V.
Claude Debussylaan, 94
Amsterdam, 1082 MD

The Royal Bank of Scotland International Limited
Royal Bank House, 71 Bath Street
St Helier, JE4 8PJ

Presentation of information

In the Annual Report and Accounts, unless specified otherwise, 'parent company' refers to NatWest Group plc, and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH Limited') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'RBSH N.V.' refers to RBS Holdings N.V. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWM N.V. Group' refers to NatWest Markets N.V. and its subsidiary and associated undertakings The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC. The term 'RBSI Ltd' refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling ('GBP'), respectively, and references to 'pence' represent pence where amounts are denominated in pounds sterling. Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, climate and sustainable funding and financing and financed emissions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments); changes in interest rates and foreign currency exchange rates; and HM Treasury's ownership of NatWest Group plc); business change and execution risk (including in respect of the implementation of NatWest Group's strategy; future acquisitions and divestments, and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related and sustainability-related risks; both the execution and reputational risk relating to NatWest Group's climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS ('Non-IFRS') and/or alternative performance measures ('APMs') as defined in European Securities and Markets Authority ('ESMA') guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards ('IFRS'), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, our ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050 and the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled 'Climate and sustainability-related and other forward-looking statements and metrics' of the NatWest Group 2024 Sustainability Disclosures Report.



NatWest
Group

NatWest Group plc
36 St Andrew Square
Edinburgh, EH 2 2YB

www.natwestgroup.com



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